Form 10-K, Exhibit 13
period 1994-05-29
GENERAL MILLS INC
filed 1994-08-23
CIK 40704

EXHIBIT 13

MANAGEMENT DISCUSSION OF RESULTS OF OPERATIONS AND
FINANCIAL CONDITION

General Mills' financial goal is to achieve performance that places us in the top 10 percent of major American companies, ranked by the combination of growth in earnings per share and return on capital. Over the past five years, our earnings per share have grown at a 13 percent compound rate and our after-tax return on capital has averaged 21 percent, both before unusual items. Meeting our financial objectives is the key to providing superior returns to shareholders.

Results of Operations

In 1994, sales rose 5 percent to $8.52 billion.
Earnings per share from continuing operations were $2.95 compared to $3.10 in 1993. After-tax earnings were $469.7 million compared to $506.1 million a year ago. Results for 1994 include an unusual after-tax charge of $87.1 million, or 55 cents per share, to cover estimated costs associated with the actions of an independent licensed contractor who made an improper pesticide substitution in treating some of our oat supplies.
See note two to the consolidated financial statements for further discussion. We voluntarily suspended production and shipments of oat-containing products for a period of time during the first quarter of 1995 while resolving this issue; therefore, there will be a negative impact on 1995 first-quarter volume and earnings. There was an unusual net after-tax charge in 1993 of $57.3 million, or 35 cents per share, primarily for restructuring actions at consumer foods manufacturing facilities as well as selected restaurant unit closings.

Segment operating results are summarized in note eighteen to the consolidated financial statements on page 32.

Consumer Foods' sales grew 3 percent in 1994 to $5.55 billion with domestic packaged foods unit volume increasing 3 percent. Operating profits decreased 1 percent excluding unusual items from both years. In 1994, there was an unusual charge of $146.9 million related to the improper pesticide application as noted above. Included in operating profits for 1993 were unusual items totaling $33.4 million for increasing manufacturing productivity, and our share of streamlining and tax-reorganization costs associated with the formation of Snack Ventures
Europe (SVE), our joint venture with PepsiCo Foods
International. Including the unusual items, operating profits for 1994 decreased to $653.1 million.

Big G's 1994 operating profit decline reflected the year-long cereal market promotional escalation and the fourth-quarter impact of our pricing and promotional actions. In a departure from recent cereal industry practices, the Company announced actions in April 1994 to reduce spending on inefficient cereal couponing and price promotion, and to reduce prices on our largest cereal brands by an average of 11 percent. These actions were designed to deliver consumer value more directly and efficiently, and are anticipated to have positive profit impact in 1995, but are expected to be volume and market share neutral.

Yoplait yogurt, Betty Crocker Products, Gorton's seafood and Canada Foods posted double-digit operating profit gains for the year. SVE showed an excellent increase in operating profits and volume, and expanded beyond its original six
European markets in Italy.

CPW, our cereal joint venture with Nestle, continued to demonstrate progress in existing markets and expanded operations to Belgium, Switzerland, Austria, Greece and Chile during the year. Consumer Foods' operating profits include a loss of $30.3 million in 1994 and $30.6 million in 1993 for General Mills' share of CPW's losses.
The developmental spending burden for CPW is expected to moderate as initial operations in European markets approach profitability in 1995.

In 1993, Consumer Foods' sales and operating profits grew 3 percent and 11 percent (excluding unusual items), respectively, led by Betty Crocker
Products, Big G cereals, Yoplait yogurt,
Foodservice, Gorton's seafood and Canada Foods.

Restaurants' sales grew 8 percent in 1994 to $2.96 billion. An operating profit gain of 3 percent before unusual items in the prior year was achieved despite disappointing results at The
Olive Garden and the effects of unprecedented harsh winter weather. A net total of 115 new restaurants were opened in North America. Red
Lobster's profits increased strongly as new menu items, improved service and a new decor package favorably influenced results. The Olive Garden's profits were lower, due to a decline in average unit sales that resulted primarily from not updating the successful concept soon enough to meet changing consumer expectations. China Coast commenced broader market expansion in 1994.
Twenty new units were opened during the year with plans calling for faster expansion during 1995.
Including the unusual items for last year, operating profits increased 21 percent.

In 1993, Restaurants' sales and operating profits before unusual items increased 8 percent and 11 percent, respectively. Results reflected good gains by The Olive Garden and good overall performance by Red Lobster. Together, The Olive
Garden and Red Lobster added 112 new units in North America. Results for Canadian restaurants improved versus the prior year, but still trailed expectations. A charge of $30.6 million was recorded in 1993 for closing 31 Red Lobster and The Olive Garden units in the United States and
Canada. Including the charge, operating profits decreased 5 percent.

Interest expense in 1994 was $115.6 million, an increase of $27.3 million from the prior year due to borrowing to fund purchases of common shares for treasury. The 1993 interest expense of $88.3 million was $12.4 million greater than 1992 primarily due to funding purchases of common shares for treasury. Interest income of $14.7 million in 1993 was $3.0 million less than the prior year reflecting lower rates.

The effective tax rates in 1994 and 1993 were 37.6 percent and 40.0 percent, respectively. Excluding the unusual items in both years, the rates were
38.1 percent and 38.2 percent in 1994 and 1993, respectively. The federal tax law changes in 1993 did not have a significant impact on 1994, but are expected to have a slight negative impact in the future.

It is management's view that changes in the rate of inflation have not had a significant effect on profitability from continuing operations over the three most recent years. Management attempts to minimize the effects of inflation through appropriate planning and operating practices.

The Financial Accounting Standards Board issued
Statement of Financial Accounting Standards No.
115, "Accounting for Certain Investments in Debt and Equity Securities," in May 1993. The American
Institute of Certified Public Accountants issued
Statement of Position 93-7, "Reporting on
Advertising Costs," in December 1993. Neither of these statements will have a significant impact on the Company when adopted.

Financial Condition

The Company intends to manage its businesses and financial ratios so as to maintain a strong "A" bond rating, which allows access to financing at reasonable costs. Currently, General Mills' publicly issued long-term debt carries "A1"
(Moody's Investors Services, Inc.) and "A+"
(Standard & Poor's Corporation) ratings. Our commercial paper has ratings of "P-1" (Moody's) and "A-1" (Standard & Poor's) in the United States and "R-1 (middle)" in Canada from Dominion Bond
Rating Service.

General Mills' financial condition remains strong.
As important measures of financial strength, the Company focuses on the cash flow to debt and fixed charge coverage ratios, which were 46 percent and
6.2 times, respectively, in 1994.  The purchase of
2.4 million shares of common stock for our treasury increased debt and reduced equity by $145.7 million, contributing to a debt to capital ratio of 65 percent.

The composition of the Company's capital structure is shown in the accompanying table.

Capital Structure
                                 May 29,    May 30,
In Millions                       1994       1993

Notes payable                   $  433.3   $  339.6
Current portion of long-term
  debt                             115.2       64.3
Long-term debt                   1,417.2    1,268.3
Deferred income taxes - tax
  leases                           189.8      195.6
Total debt                       2,155.5    1,867.8
Debt adjustments:
  Leases - debt equivalent         434.4      428.8
  Domestic cash equivalents           -      (109.4)
  Marketable investments          (196.1)    (137.0)
Adjusted debt                    2,393.8    2,050.2
Common stock subject to
  put options                      122.0         -
Stockholders' equity             1,151.2    1,218.5

Total capital                   $3,667.0   $3,268.7

We selectively use derivatives to hedge financial risks, primarily interest rate volatility and foreign currency fluctuations. The derivatives are generally treated as hedges for accounting purposes. We manage our debt structure through both issuance of fixed and floating-rate debt as well as the use of derivatives. The debt equivalent of our leases and deferred income taxes related to tax leases are both fixed-rate obligations. The table below, when reviewed in conjunction with the capital structure table, shows the composition of our debt structure including the impact of derivatives.

Debt Structure

In Millions                  May 29, 1994     May 30, 1993

Floating-rate debt          $  733.4  31%    $  534.9  26%
Fixed-rate debt              1,036.2  43        890.9  43
Leases - debt equivalent       434.4  18        428.8  21
Deferred income taxes - tax
  leases                       189.8   8        195.6  10

Total debt                  $2,393.8 100%    $2,050.2 100%

Commercial paper has historically been our primary source of short-term financing. Bank credit lines are maintained to ensure availability of short-term funds on an as-needed basis. In June 1994, our fee-paid credit lines were increased from $500.0 million to $650.0 million.

Our shelf registration statement permits issuance of up to $222.1 million net proceeds in unsecured debt securities. The shelf registration authorizes a medium-term note program that provides additional flexibility in accessing the debt markets.

Sources and uses of cash in the past three years are shown in the accompanying table.

Cash Sources (Uses)

In Millions                1994      1993      1992

From operations         $ 830.7   $ 859.9   $ 771.6
Fixed assets and other
  investments-net        (732.1)   (714.4)   (725.7)
From dispositions of
  businesses                -         -        77.7
Change in marketable
   investments            (50.1)    (69.7)      -
Increase in outstanding
  debt-net                287.7     585.7      91.0
Common stock issued        13.3      32.3      39.3
Treasury stock purchases (145.7)   (420.2)    (40.1)
Dividends paid           (299.4)   (274.8)   (245.2)
Other                      (4.2)     (7.4)     (7.9)
Decrease in cash
  and cash equivalents  $ (99.8)  $  (8.6)  $ (39.3)

Operations generated $29.2 million less cash in 1994 than in the previous year primarily due to an increase in inventory levels. We purchased various marketable investments to take advantage of interest rate spreads.

Capital expenditures in 1995 are estimated to be approximately $525 million; an additional $50 million capital investment is anticipated for our joint ventures, principally CPW. In July 1994, the Company purchased 976,000 shares of common stock for $56.4 million as privately placed put options were exercised. The unusual item recorded in 1994 will be substantially included in 1995 as cash outflow. As a result, the Company is anticipating a net cash outflow in 1995 and will borrow either short- or long-term, depending on market conditions.


INDEPENDENT AUDITORS' REPORT

The Stockholders and the Board of Directors of General Mills, Inc.:

We have audited the accompanying consolidated balance sheets of General Mills, Inc. and subsidiaries as of May 29, 1994 and
May 30, 1993, and the related consolidated statements of earnings and cash flows for each of the fiscal years in the three-year period ended May 29, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of General Mills, Inc. and subsidiaries as of May 29, 1994 and May 30, 1993, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended May 29, 1994 in conformity with generally accepted accounting principles.

  As discussed in notes thirteen and fifteen to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statements of Financial Accounting Standards No. 112, Employers' Accounting for Postemployment Benefits, and No. 109, Accounting for Income Taxes, in fiscal 1994.

                                  KPMG PEAT MARWICK

Minneapolis, Minnesota
July 29, 1994


CONSOLIDATED STATEMENTS OF EARNINGS

                                                Fiscal Year Ended
                                            May 29,   May 30,   May 31,
In Millions, Except per Share Data           1994      1993      1992

Continuing Operations:
Sales                                      $8,516.9  $8,134.6  $7,777.8
Costs and Expenses:
 Cost of sales                              4,458.2   4,297.6   4,123.2
 Selling, general and administrative        2,755.5   2,578.2   2,516.3
 Depreciation and amortization                303.8     274.2     247.4
 Interest, net                                 99.2      73.6      58.2
 Unusual expenses (income)                    146.9      67.0     (11.8)
   Total Costs and Expenses                 7,763.6   7,290.6   6,933.3
Earnings from Continuing Operations
  before Taxes                                753.3     844.0     844.5
Income Taxes                                  283.6     337.9     338.9
Earnings from Continuing Operations           469.7     506.1     505.6
Discontinued Operations after Taxes              -         -      (10.0)
Cumulative Effect to May 31, 1993
 of Accounting Changes                           .2        -         -
Net Earnings                               $  469.9  $  506.1  $  495.6

Earnings per Share:
 Continuing operations                     $   2.95  $   3.10  $   3.05
 Discontinued operations                         -         -       (.06)
 Cumulative effect of accounting changes         -         -         -
Net Earnings per Share                     $   2.95  $   3.10  $   2.99

Average Number of Common Shares               159.1     163.1     165.7

See accompanying notes to consolidated financial statements.


CONSOLIDATED BALANCE SHEETS

                                                  May 29,     May 30,
In Millions                                          1994        1993

Assets
Current Assets:
 Cash and cash equivalents                       $     .2    $  100.0
 Receivables, less allowance for doubtful
   accounts of $4.4 in 1994 and $4.3 in 1993        309.7       287.4
 Inventories                                        488.3       439.0
 Prepaid expenses and other current assets          110.6       108.2
 Deferred income taxes                              220.4       142.3
   Total Current Assets                           1,129.2     1,076.9
Land, Buildings and Equipment, at cost            3,092.6     2,859.6
Other Assets                                        976.5       714.3
Total Assets                                     $5,198.3    $4,650.8

Liabilities and Equity
Current Liabilities:
 Accounts payable                                $  650.4    $  617.0
 Current portion of long-term debt                  115.2        64.3
 Notes payable                                      433.3       339.6
 Accrued taxes                                      178.3       139.7
 Accrued payroll                                    165.6       158.8
 Other current liabilities                          289.3       239.4
   Total Current Liabilities                      1,832.1     1,558.8
Long-term Debt                                    1,417.2     1,268.3
Deferred Income Taxes                               297.4       262.0
Deferred Income Taxes -- Tax Leases                 189.8       195.6
Other Liabilities                                   188.6       147.6
   Total Liabilities                              3,925.1     3,432.3
Common Stock Subject to Put Options                 122.0          -
Stockholders' Equity:
 Cumulative preference stock, none issued              -           -
 Common stock, 204.2 shares issued                  251.0       358.7
 Retained earnings                                2,457.9     2,284.5
 Less common stock in treasury, at cost,
   shares of 45.7 in 1994 and 43.7 in 1993       (1,334.4)   (1,196.4)
 Unearned compensation and other                   (160.2)     (167.5)
 Cumulative foreign currency adjustment             (63.1)      (60.8)
   Total Stockholders' Equity                     1,151.2     1,218.5
Total Liabilities and Equity                     $5,198.3    $4,650.8

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                      Fiscal Year Ended
                                                 May 29,   May 30,   May 31,
In Millions                                         1994      1993      1992

Cash Flows - Operating Activities:
 Earnings from continuing operations              $469.9    $506.1    $505.6
 Adjustments to reconcile earnings to cash flow:
   Depreciation and amortization                   303.8     274.2     247.4
   Deferred income taxes                           (27.8)     40.8      13.5
   Change in current assets and liabilities, net
     of effects from business acquired             (72.0)      2.5      20.0
   Unusual expenses                                146.9      57.3        -
   Other, net                                       15.2     (15.0)      3.9
 Cash provided by continuing operations            836.0     865.9     790.4
 Cash used by discontinued operations               (5.3)     (6.0)    (18.8)
   Net Cash Provided by Operating Activities       830.7     859.9     771.6
Cash Flows - Investment Activities:
 Purchases of land, buildings and equipment       (559.5)   (623.8)   (695.3)
 Investments in businesses, intangibles and
   affiliates, net of dividends                   (140.8)    (55.8)    (30.6)
 Purchases of marketable investments               (83.8)    (82.8)     (6.9)
 Proceeds from sale of marketable investments       33.7      13.1       6.9
 Proceeds from disposal of land, buildings and
   equipment                                         7.2       5.2       8.1
 Proceeds from dispositions                           -         -       77.7
 Other, net                                        (39.0)    (40.0)     (7.9)
   Net Cash Used by Investment Activities         (782.2)   (784.1)   (648.0)
Cash Flows - Financing Activities:
 Increase in notes payable                          93.2     207.6     150.3
 Issuance of long-term debt                        273.6     422.6     188.7
 Payment of long-term debt                         (79.1)    (44.5)   (248.0)
 Common stock issued                                13.3      32.3      39.3
 Purchases of common stock for treasury           (145.7)   (420.2)    (40.1)
 Dividends paid                                   (299.4)   (274.8)   (245.2)
 Other, net                                         (4.2)     (7.4)     (7.9)
   Net Cash Used by Financing Activities          (148.3)    (84.4)   (162.9)
Decrease in Cash and Cash Equivalents              (99.8)     (8.6)    (39.3)
Cash and Cash Equivalents - Beginning of Year      100.0        .5      39.8
Reclassification of Marketable Investment             -      108.1        -
Cash and Cash Equivalents - End of Year           $   .2    $100.0    $   .5

Cash Flow from Changes in Current Assets
and Liabilities:
 Receivables                                      $(17.3)   $(44.7)   $  2.1
 Inventories                                      (111.0)     28.7        .6
 Prepaid expenses and other current assets          (5.1)      4.6      (8.9)
 Accounts payable                                   33.2       9.0      54.5
 Other current liabilities                          28.2       4.9     (28.3)
Change in Current Assets and Liabilities          $(72.0)   $  2.5    $ 20.0

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note One:  Summary of Significant Accounting Policies

A.  Principles of Consolidation

The consolidated financial statements include the following domestic and foreign operations: parent company and 100% owned subsidiaries, and General Mills' investment in and share of net earnings or losses of 20-50% owned companies.

 Our fiscal year ends on the last Sunday in May. Years 1994 and 1993 each consisted of 52 weeks and 1992 consisted of 53 weeks.

B.  Land, Buildings, Equipment and Depreciation

Buildings and equipment are depreciated over estimated useful lives ranging from three to 50 years, primarily using the straight-line method. Accelerated depreciation methods are generally used for income tax purposes.

 When an item is sold or retired, the accounts are relieved of its cost and related accumulated depreciation; the resulting gains and losses, if any, are recognized.

C.  Inventories

Inventories are valued at the lower of cost or market. Certain domestic inventories are valued using the LIFO method, while other inventories are generally valued using the FIFO method.

D.  Intangible Assets

Goodwill represents the difference between purchase prices of acquired companies and the related fair values of net assets acquired and accounted for by the purchase method of accounting. Goodwill acquired after October 1970 is amortized on a straight-line basis over 40 years or less.

 Intangible assets include an amount that offsets a minimum liability recorded for a pension plan with assets less than accumulated benefits as required by Financial Accounting
Standard No. 87.

 The costs of patents, copyrights and other intangible assets are amortized evenly over their estimated useful lives.

 The Audit Committee of the Board of Directors annually reviews goodwill and other intangibles. At its meeting on April 25, 1994, the Board of Directors affirmed that the remaining amounts of these assets have continuing value.

E.  Research and Development

All expenditures for research and development are charged against earnings in the year incurred. The charges for 1994, 1993 and 1992 were $63.6 million, $60.1 million and $62.1 million, respectively.

F.  Earnings per Share

Earnings per share has been determined by dividing the appropriate earnings by the weighted average number of common shares outstanding during the year. Common share equivalents were not material.

G.  Foreign Currency Translation

For most foreign operations, local currencies are considered the functional currency. Assets and liabilities are translated using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates prevailing throughout the period. Translation effects are accumulated in the foreign currency adjustment in stockholders' equity.

 Gains and losses from foreign currency transactions are generally included in net earnings for the period.

H.  Interest Rate Swap Agreements

Any interest rate differential on an interest rate swap is recognized as an adjustment of interest expense or income over the term of the agreement. We enter into these agreements with a diversified group of highly-rated financial institutions. We are exposed to credit loss in the event of nonperformance by the other parties to these agreements. However, we do not anticipate any losses.

 The fair value of interest rate swaps is the estimated amount we would receive or pay to replace the swap agreements, taking into consideration current interest rates. This estimated amount was immaterial at May 29, 1994.

I.  Statements of Cash Flows

For purposes of the statement of cash flows, we consider all investments purchased with a maturity of three months or less to be cash equivalents.


Note Two:  Unusual Items

In 1994, we recorded an after-tax charge of $87.1 million ($.55 per share) to cover estimated costs associated with the actions of an independent licensed contractor who made an improper substitution of a pesticide in treating some of our oat supplies, a portion of which were used in production. While the substitution presented no consumer health or safety issues, the pesticide had not been registered for use on oats and thus its application represented a FDA regulatory violation. Due to a lengthy government approval process for registration, the affected finished oat-products inventory would be past the Company's freshness standard dates. Therefore, the charge includes costs associated with disposition of the finished oat products and oats inventory as well as other related expenses. Several consumer class action lawsuits have been filed in connection with this matter. The Company believes these lawsuits are without merit and will not have any material impact on the financial condition of the Company.

  We recorded restructuring charges in 1993 related primarily to restaurant closings in the U.S. and Canada, costs for increasing Consumer Foods manufacturing productivity and efficiency, and our share of streamlining and tax reorganization costs associated with the formation of Snack Ventures Europe. These charges resulted in a reduction in net earnings of $57.3 million ($.35 per share). These actions were substantially completed in 1994.

  In 1992, we recognized a gain on the sale of the stock of our Spanish frozen food subsidiary, Preparados y Congelados Alimenticios, S.A. (PYCASA) and also recorded charges primarily related to restructuring of Betty Crocker packaged mixes production, European food operations, and Consumer Foods national sales organization, and the call of our 9 3/8% sinking fund debentures. These transactions resulted in no net effect on earnings.

Note Three:  Foreign Exchange

We selectively hedge the potential effect of foreign currency fluctuations related to operating activities and net investments in foreign operations by entering into foreign exchange contracts with major financial institutions. Realized and unrealized gains and losses on contracts that hedge operating activities are recognized currently in net earnings. Realized and unrealized gains and losses on contracts that hedge net investments are recognized in the foreign currency adjustment in stockholders' equity.

  The components of our net foreign investment exposure by geographic region are as follows:

                                 May 29,     May 30,
In Millions                         1994        1993

Europe                            $118.3      $103.9
North/South America                 43.3        41.7
Asia                                12.1        13.0
Total exposure                     173.7       158.6
After-tax hedges                   (30.2)     (134.1)
 Net exposure                     $143.5      $ 24.5

  At May 29, 1994, we had forward contracts maturing in 1995 to sell $59.5 million and purchase $7.5 million of foreign currencies. We also had foreign currency put options expiring in 1995 of $26.8 million. The fair value of these contracts is based on third-party quotes and is immaterial at May 29, 1994.

Note Four:  Acquisition and Investments

We purchased the Colombo yogurt business for approximately $75.0 million from a U.S. subsidiary of Bongrain S.A. effective December 1993. Colombo has a refrigerated yogurt business in the Northeast and is a leading producer of soft frozen yogurt, as well as premium hard pack frozen yogurt. The transaction did not have any material effect on our 1994 earnings.

  During 1994 and 1993, we made capital contributions and advances of $48.3 million and $66.1 million, respectively, to Cereal Partners
Worldwide (CPW), our joint venture with Nestle, S.A.

  In 1993, we entered into a joint venture, Snack Ventures Europe
(SVE), with PepsiCo Foods International to merge six existing Continental European snack operations (three from each company) into one company to develop, manufacture and market snack foods. We own
40.5 percent of SVE. The merger was effective July 1992. We reclassified the net individual assets and liabilities of our operations to investment in affiliates and excluded the noncash transaction from our statement of cash flows.


Note Five:  Inventories

The components of inventories are as follows:

                                                May 29,   May 30,
In Millions                                        1994      1993

Raw materials, work in process and supplies      $245.0    $206.2
Finished goods                                    249.3     252.6
Grain                                              47.0      40.5
Reserve for LIFO valuation method                 (53.0)    (60.3)
   Total inventories                             $488.3    $439.0

 At May 29, 1994 and May 30, 1993, respectively, inventories of
$245.1 million and $244.5 million were valued at LIFO.


Note Six:  Balance Sheet Information

The components of certain balance sheet items are as follows:

                                           May 29,   May 30,
In Millions                                   1994      1993

Land, Buildings and Equipment:
 Land                                     $  360.9  $  302.3
 Buildings                                 1,655.6   1,452.6
 Equipment                                 2,373.8   2,048.1
 Construction in progress                    299.5     436.5
   Total land, buildings and equipment     4,689.8   4,239.5
 Less accumulated depreciation            (1,597.2) (1,379.9)
   Net land, buildings and equipment      $3,092.6  $2,859.6

Other Assets:
 Prepaid pension                          $  288.0  $  257.4
 Marketable investments, at cost             196.1     137.0
 Investments in and advances to affiliates   188.3     163.9
 Intangible assets                           157.3      70.6
 Miscellaneous                               146.8      85.4
   Total other assets                     $  976.5  $  714.3

 Based on quoted market prices, the fair value of the marketable investments was $231.4 million at May 29, 1994 and $186.9 million at May 30, 1993.

 We have interest rate and currency swap agreements related to marketable investments that convert fixed interest rates to variable interest rates and foreign currencies to U.S. dollars on a notional amount of $81.9 million. These agreements mature from December 1994 to January 2001.


Note Seven:  Notes Payable

The components of notes payable are as follows:

                                         May 29,       May 30,
In Millions                                1994          1993

U.S. commercial paper                    $339.2        $255.5
Canadian commercial paper                  83.3          75.9
Financial institutions                    260.8         208.2
Amount reclassified to long-term debt    (250.0)       (200.0)
   Total notes payable                   $433.3        $339.6

 To ensure availability of funds, we maintain bank credit lines sufficient to cover our outstanding commercial paper. As of May 29, 1994, we had $500.0 million fee-paid lines and $179.4 million uncommitted, no-fee lines available in the U.S. and Canada. In addition, other foreign subsidiaries had unused credit lines of $37.1 million.

 We have a revolving credit agreement expiring in 1999 that provides for the fee-paid credit lines. This agreement provides us with the ability to refinance short-term borrowings on a long-term basis, and therefore we have reclassified a portion of our notes payable to long-term debt.

 We occasionally enter into swap agreements to lock in interest rates on notes payable that may result in fixed rates higher than short-term rates. At May 29, 1994 we had interest rate swap agreements on a notional amount of $145.0 million that convert an average interest rate of 2.8% to an average interest rate of 5.7%. These agreements mature from June 1994 to August 1994. At May 30, 1993 we had interest rate swap agreements on a notional amount of $169.0 million that converted an average interest rate of 3.3% to an average interest rate of 7.9%.

 We purchased and sold interest rate cap agreements, expiring in May 1995, on a notional amount of $200.0 million with strike rates of 5.0% and 6.5%, respectively. These agreements limit our exposure to an increase in short-term interest rates. If rates are between 5.0-6.5%, our rate is limited to 5.0%; if rates are greater than 6.5%, our rate will be 150 basis points less than market rates until the agreements expire.


Note Eight:  Long-term Debt

                                           May 29,     May 30,
In Millions                                   1994        1993

4.3% to 9.1% medium-term notes,
 due 1994 to 2033                         $1,080.3    $  918.3
Zero coupon notes, yield 11.1%, $327.0
 due August 15, 2013                          41.4        47.1
ESOP loan guaranty, variable rate (3.7% at
 May 29, 1994), due December 31, 2007         50.0        50.0
8.3% ESOP loan guaranty,
 due through June 30, 2007                    78.3        82.0
Zero coupon notes, yield 11.7%, $64.4
 due August 15, 2004                          20.2        18.0
Notes payable, reclassified                  250.0       200.0
Other                                         12.2        17.2
                                           1,532.4     1,332.6
Less amounts due within one year            (115.2)      (64.3)
 Total long-term debt                     $1,417.2    $1,268.3

Our shelf registration statement permits the issuance of up to $222.1 million net proceeds in unsecured debt securities to reduce short-term debt and for other general corporate purposes. This registration includes a medium-term note program that allows us to issue debt quickly for various amounts and at various rates and maturities.

  In 1994, we issued $217.9 million of debt under our medium-term note program with maturities from one to 40 years and interest rates from 4.3% to 7.3%. In 1993, $366.7 million of debt was issued under this program with maturities from one to 30 years and interest rates from 3.5% to 8.6%.

  We had interest rate swap agreements that convert an average interest rate of 5.5% to an average interest rate of 3.2% on $162.9 million notional amount of medium-term notes. These agreements mature from October 1994 to January 1999. In 1994, we sold a swap option that gives the holder the right, if exercised, to receive a fixed payment of 6.8% and pay a floating rate based on commercial paper on a notional amount of $21.3 million from February 1995 until February 1997. At May 30, 1993 we had interest rate swap agreements that converted an average interest rate of 5.4% to an average interest rate of 2.9% on $120.0 million notional amount of medium-term notes.

  In 1992, we called our 9 3/8% sinking fund debentures due
March 1, 2009 (see note two). This transaction resulted in a decrease in net earnings of $3.5 million ($.02 per share).

  The Company has guaranteed the debt of the Employee Stock Ownership Plans; therefore, the loans are reflected on our consolidated balance sheets as long-term debt with a related offset in stockholders' equity, "Unearned compensation and other."

 Based on borrowing rates currently available for debt with similar terms and average maturities, the fair value of our long-term debt, excluding current portion, was $1,476.4 million at May 29, 1994 and $1,413.4 million at May 30, 1993.

 The sinking fund and principal payments due on long-term debt are (in millions) $115.2, $72.0, $94.2, $101.0 and $99.7 in years ending 1995, 1996, 1997, 1998 and 1999, respectively. The notes payable that are reclassified under our revolving credit agreement are not included in these principal payments.

 Our marketable investments include zero coupon U.S. Treasury securities. These investments are intended to provide the funds for the payment of principal and interest for the zero coupon notes due August 15, 2013 and 2004.


Note Nine:  Stock Options

The following table contains information on stock options:

                                                  Average Option
                                      Shares      Price per Share

Granted
   1994                            4,868,098            $63.22
   1993                            3,384,144             66.64
   1992                            2,574,008             58.29
Exercised
   1994                              562,714            $31.08
   1993                            1,962,063             22.90
   1992                            1,026,760             19.64
Expired
   1994                              459,800            $62.56
   1993                              288,907             61.63
   1992                              175,804             39.12
Outstanding at year end
   1994                           18,009,478            $49.52
   1993                           14,163,894             44.50
   1992                           13,030,720             35.88
Exercisable at year end
   1994                           10,278,466            $38.73
   1993                            9,488,948             36.23
   1992                            8,938,384             28.71

 A total of 10,622,403 shares (including 2,535,750 shares for salary replacement options and 321,164 shares for restricted stock) are available for grants of options or restricted stock to employees under our 1990 and 1993 stock plans through October 1, 1998. An additional 3,083,400 shares are available for grants on a one-for-one basis as common stock shares are repurchased by the Company. The options may be granted at a price not less than 100% of fair market value on the date the option is granted. Options now outstanding include some granted under the 1980, 1984 and 1988 option plans, under which no further options or other rights may be granted. All options expire within 10 years plus one month after the date of grant. The plans provide for full vesting of the option in the event there is a change of control.

 The 1993 plan permits awards of restricted stock to key employees subject to a restricted period and a purchase price, if any, to be paid by the employee as determined by the Compensation Committee of the Board of Directors. Most of the restricted stock awards require the employee to deposit personally owned shares (on a one-for-one basis) with the Company during the restricted period. In 1994, grants of 95,685 shares of restricted stock were made and on May 29, 1994, there were 188,822 of such shares outstanding.

 The 1988 plan also permitted the granting of performance units corresponding to stock options granted. The value of performance units will be determined by return on equity and growth in earnings per share measured against preset goals over three-year performance periods. For seven years after a performance period, holders may elect to receive the value of performance units (with interest) as an alternative to exercising corresponding stock options. On May 29, 1994, there were 2,894,984 outstanding options with corresponding performance units or performance unit accounts.

 A total of 52,300 shares are available for grants of options and restricted stock to non-employee directors until September 30, 1995 under a separate 1990 stock plan. Each newly elected non-employee director is granted an option to purchase 2,500 shares at fair market value on the date of grant. Options expire 10 years after the date of grant. Each year 400 shares of restricted stock will be awarded to each non-employee director, restricted until the later of the expiration of one year or completion of service on the Board of Directors.


Note Ten:  Stockholders' Equity and Put Options

                                    $.10 Par Value Common Stock                                     Cumulative
                                  (One Billion Shares Authorized)                        Unearned      Foreign
In Millions, Except                  Issued            Treasury           Retained   Compensation     Currency
per Share Data                   Shares   Amount   Shares     Amount      Earnings      and Other   Adjustment       Total

Balance at May 26, 1991          204.2    $320.2    (39.1) $  (777.4)     $1,795.5        $(177.6)      $(47.2)   $1,113.5
Net earnings                                                                 495.6                                   495.6
Cash dividends declared
 ($1.48 per share), net
 of income taxes of $3.1                                                    (242.1)                                 (242.1)
Stock option, profit
 sharing and ESOP plans                     23.4      1.1       21.5                                                  44.9
Shares purchased on open
 market                                               (.7)     (47.0)                                                (47.0)
Unearned compensation related
 to restricted stock awards                                                                  (4.3)                    (4.3)
Earned compensation                                                                           9.6                      9.6
Translation adjustments, net
 of income taxes of $.7                                                                                   (6.7)       (6.7)
Amount charged to gain on
 sale of foreign operation                                                                                 7.4         7.4
Balance at May 31, 1992          204.2     343.6    (38.7)    (802.9)      2,049.0         (172.3)       (46.5)    1,370.9
Net earnings                                                                 506.1                                   506.1
Cash dividends declared ($1.68
 per share), net of income
 taxes of $4.2                                                              (270.6)                                 (270.6)
Stock option, profit sharing
 and ESOP plans                             15.1      1.3       19.7                                                  34.8
Shares purchased on open
 market                                              (6.3)    (413.2)                                               (413.2)
Unearned compensation related
 to restricted stock awards                                                                  (3.2)                    (3.2)
Earned compensation                                                                           9.6                      9.6
Minimum pension liability
 adjustment                                                                                  (1.6)                    (1.6)
Translation adjustments, net
 of income tax benefit of $2.0                                                                           (14.3)      (14.3)
Balance at May 30, 1993          204.2     358.7    (43.7)  (1,196.4)      2,284.5         (167.5)       (60.8)    1,218.5
Net earnings                                                                 469.9                                   469.9
Cash dividends declared ($1.88
 per share), net of income
 taxes of $2.9                                                              (296.5)                                 (296.5)
Stock option, profit sharing
 and ESOP plans                              8.0       .4        7.5                                                  15.5
Shares purchased on open market                      (2.4)    (145.7)                                               (145.7)
Put option premium                           6.3                  .2                                                   6.5
Transfer of put options                   (122.0)                                                                   (122.0)
Unearned compensation related
 to restricted stock awards                                                                  (3.9)                    (3.9)
Earned compensation                                                                           9.6                      9.6
Minimum pension liability
 adjustment                                                                                   1.6                      1.6
Translation adjustments, net
 of income taxes of $4.2                                                                                  (2.3)       (2.3)

Balance at May 29, 1994          204.2    $251.0    (45.7) $(1,334.4)     $2,457.9        $(160.2)      $(63.1)   $1,151.2

Cumulative preference stock of 5.0 million shares, without par value, is authorized but unissued.

 We have a shareholder rights plan that entitles each outstanding share of common stock to one-fourth of a right. Each right entitles the holder to purchase one one-hundredth of a share of cumulative preference stock (or, in certain circumstances, common stock or other securities), exercisable upon the occurrence of certain events. The rights are not transferable apart from the common stock until a person or group has acquired 20% or more, or makes a tender offer for 20% or more, of the common stock. If the Company is then acquired in a merger or other business combination transaction, each right will entitle the holder (other than the acquiring company) to receive, upon exercise, common stock of either the Company or the acquiring company having a value equal to two times the exercise price of the right. The rights are redeemable by the Board in certain circumstances and expire on March 7, 1996. At May 29, 1994, there were 39.6 million rights issued and outstanding.

 The Board of Directors has authorized the repurchase, from time to time, of common stock for our treasury, provided that the number of shares held in treasury shall not exceed 60.0 million.

  Through private placements, we issued put options that entitle the holder to sell shares of our common stock to us, at a specified price, if the holder exercises the option. In 1994, we issued put options for 2.6 million shares for $6.5 million in premiums. As of May 29, 1994, put options for 2.2 million shares remain outstanding at strike prices ranging from $50.00 to $59.99 per share with exercise dates from July 1994 to March 1995. The amount related to our potential obligation has been transferred from stockholders' equity to "Common Stock Subject to Put Options."


Note Eleven:  Interest Expense

The components of net interest expense are as follows:

                                              Fiscal Year
In Millions                           1994       1993       1992

Interest expense                    $121.7      $99.8      $89.5
Capitalized interest                  (6.1)     (11.5)     (13.6)
Interest income                      (16.4)     (14.7)     (17.7)
   Interest expense, net            $ 99.2      $73.6      $58.2

 During 1994, 1993 and 1992, we paid interest (net of amount capitalized) of $99.0 million, $77.0 million and $70.7 million, respectively.


Note Twelve:  Retirement Plans

We have defined benefit plans covering most employees. Benefits for salaried employees are based on length of service and final average compensation. The hourly plans include various monthly amounts for each year of credited service. Our funding policy is consistent with the funding requirements of federal law and regulations. Our principal plan covering salaried employees has a provision that any excess pension assets would be vested in plan participants if the plan is terminated within five years of a change in control. Plan assets consist principally of listed equity securities and corporate obligations, and U.S. government securities.

 Components of net pension income are as follows:

                                                            Fiscal Year
Expense (Income) in Millions                      1994        1993       1992

Service cost--benefits earned                   $ 19.1      $ 14.7     $ 14.2
Interest cost on projected benefit obligation     57.8        52.6       51.2
Actual return on plan assets                     (50.5)     (136.6)     (75.0)
Net amortization and deferral                    (47.0)       38.3      (26.1)
 Net pension expense (income)                   $(20.6)     $(31.0)    $(35.7)

 The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the benefit obligations were 8.8% and 4.6% in 1994, and 8.5% and 5.1% in 1993, respectively. The expected long-term rate of return on assets was 10.4%.

 The funded status of the plans and the amount recognized on the consolidated balance sheets (as determined as of May 31, 1994 and 1993) are as follows:

                                         May 29, 1994                 May 30, 1993
                                     Assets   Accumulated         Assets   Accumulated
                                     Exceed      Benefits         Exceed      Benefits
                                Accumulated        Exceed    Accumulated        Exceed
In Millions                        Benefits        Assets       Benefits        Assets

Actuarial present value of
 benefit obligations:
   Vested benefits                   $572.7        $ 24.1         $545.5        $ 12.1
   Nonvested benefits                  55.9           3.3           55.0           2.3
Accumulated benefit obligations       628.6          27.4          600.5          14.4
Projected benefit obligation          688.4          30.3          680.9          18.8
Plan assets at fair value             920.8          10.7          921.6             -
Plan assets in excess of
 (less than) the projected
 benefit obligation                   232.4         (19.6)         240.7         (18.8)
Unrecognized prior service cost        31.4           2.9           40.1            .3
Unrecognized net loss                 148.1          10.7          125.3           6.0
Recognition of minimum liability          -         (10.1)             -         (10.7)
Unrecognized transition (asset)
 liability                           (130.6)          6.2         (148.7)          8.8
   Prepaid (accrued) pension cost    $281.3        $ (9.9)        $257.4        $(14.4)

 We have defined contribution plans covering salaried and non-union employees. Contributions are determined by matching a percentage of employee contributions. Such plans had net assets of $665.3 million at May 31, 1994. Expense recognized in 1994, 1993 and 1992 was $6.7 million, $9.6 million and $12.7 million, respectively.

 Within our defined contribution plans we have Employee Stock Ownership Plans (ESOPs). These ESOPs borrowed funds guaranteed by the Company with terms described in the long-term debt footnote, as well as originally borrowed $35.0 million from the Company at a variable interest rate. At May 29, 1994, the interest rate was 4.6% with outstanding amounts of $21.0 million due December 2014 and $7.2 million with sinking fund payments to June 2015. Compensation expense is recognized as contributions are accrued. Our contributions to the plans, plus the dividends accumulated on the common stock held by the ESOPs, are used to pay principal, interest and expenses of the plans. As loan payments are made, common stock is allocated to ESOP participants. In 1994, 1993 and 1992, the ESOPs incurred interest expense of $9.0 million, $9.6 million and $11.3 million, respectively, and used dividends received of $8.9 million, $8.2 million and $7.8 million and contributions received from the Company of $7.4 million, $7.4 million and $7.1 million, respectively, to pay principal and interest on their debt.


Note Thirteen:  Other Postretirement and Postemployment Benefits

We sponsor several plans that provide health care benefits to the majority of our retirees. The salaried plan is contributory with retiree contributions based on years of service.

 We fund plans for certain employees and retirees on an annual basis. In 1994, 1993 and 1992 we contributed $38.3 million, $30.6 million and $4.2 million, respectively. Plan assets consist principally of listed equity securities and U.S. government securities.

 Components of the postretirement health care expense are as follows:

                                                             Fiscal Year
Expense (Income) in Millions                           1994      1993     1992

Service cost--benefits earned                         $ 5.6    $  3.6     $3.5
Interest cost on accumulated benefit obligation        14.0      11.0      9.7
Actual return on plan assets                           (1.5)     (3.9)    (3.0)
Net amortization and deferral                          (4.5)     (1.0)    (1.2)
  Net postretirement expense                          $13.6    $  9.7     $9.0

 The funded status of the plans and the amount recognized on our consolidated balance sheets are as follows:

                                                May 29, 1994       May 30, 1993
                                            Assets   Accumulated    Accumulated
                                            Exceed      Benefits       Benefits
                                       Accumulated        Exceed         Exceed
In Millions                               Benefits        Assets         Assets

Accumulated benefit obligations:
  Retirees                                  $ 36.3         $48.7         $ 80.0
  Fully eligible active employees             12.7           8.0           19.3
  Other active employees                      27.0          48.5           70.4
Accumulated benefit obligations               76.0         105.2          169.7
Plan assets at fair value                     89.3           7.4           60.8
Accumulated benefit obligations in excess
  of (less than) plan assets                 (13.3)         97.8          108.9
Unrecognized prior service cost                 .1          12.2           14.3
Unrecognized net loss                        (28.1)        (27.7)         (51.1)
  Accrued (prepaid) postretirement benefits $(41.3)        $82.3         $ 72.1

 The discount rates used in determining the actuarial present value of the benefit obligations were 8.8% and 8.5% in 1994 and 1993, respectively.
The expected long-term rate of return on assets was 10%.

 The health care cost trend rate increase in the per capita charges for benefits ranged from 6.2% to 9.8% for 1995 depending on the medical service category. The rates gradually decrease to 4.4% to 5.7% for 2007 and remain at that level thereafter. If the health care cost trend rate increased by one percentage point in each future year, the aggregate of the service and interest cost components of postretirement expense would increase for 1994 by $3.1 million and the accumulated benefit obligation as of May 29, 1994 would increase by $24.6 million.

 In 1994, we adopted Statement of Financial Accounting
Standards (SFAS) No. 112, "Employers' Accounting for
Postemployment Benefits."  The cumulative effect as of May 31,
1993 of changing to the accrual basis for severance and disability costs was a decrease in net earnings of $17.3 million ($.11 per share).


Note Fourteen:  Profit-sharing Plans

We have profit-sharing plans to provide incentives to key individuals who have the greatest potential to contribute to current earnings and successful future operations. These plans were approved by the Board of Directors upon recommendation of the Compensation Committee. The awards under these plans depend on profit performance in relation to pre-established goals. The plans are administered by the Compensation Committee, which consists solely of outside directors. Profit-sharing expense, including performance unit accruals, was $1.7 million, $7.3 million and $8.8 million in 1994, 1993 and 1992, respectively.

Note Fifteen:  Income Taxes

We adopted SFAS No. 109, "Accounting for Income Taxes" as of
May 31, 1993. The adoption of SFAS 109 changed our method of accounting for income taxes from the deferred method to the asset and liability method. Deferred income taxes reflect the differences between assets and liabilities recognized for financial reporting purposes and amounts recognized for tax purposes measured using the current enacted tax rates. The cumulative effect of adoption was an increase in net earnings of $17.5 million ($.11 per share).

 The components of earnings before income taxes and the income taxes thereon are as follows:

                                                    Fiscal Year
In Millions                                 1994      1993      1992

Earnings (loss) before income taxes:
  U.S.                                    $746.4    $887.2    $818.3
  Foreign                                    6.9     (43.2)     26.2
      Total earnings before income taxes  $753.3    $844.0    $844.5

Income taxes:
  Current:
    Federal                               $246.5    $243.1    $254.0
    State and local                         60.9      60.2      55.1
    Foreign                                  4.0      (6.2)     16.3
      Total current                        311.4     297.1     325.4
  Deferred (principally U.S.)              (27.8)     40.8      13.5
      Total income taxes                  $283.6    $337.9    $338.9

 During 1994, income tax benefits of $3.5 million were allocated to stockholders' equity. These benefits were attributable to the exercise of employee stock options, dividends paid on unallocated ESOP shares and translation adjustments.

 During 1994, 1993 and 1992, we paid income taxes of $273.8 million, $268.3 million and $326.4 million, respectively.

 In prior years we purchased certain income tax items from other companies through tax lease transactions. Total current income taxes charged to earnings reflect the amounts attributable to operations and have not been materially affected by these tax leases. Actual current taxes payable on 1994, 1993 and 1992 operations were increased by approximately $10 million, $10 million and $8 million, respectively, due to the effect of tax leases. These tax payments do not affect taxes for statement of earnings purposes since they repay tax benefits realized in prior years. The repayment liability is classified as "Deferred Income Taxes - Tax Leases."

The following table reconciles the U.S. statutory income tax rate with the effective income tax rate:

                                                 Fiscal Year
                                          1994      1993      1992

U.S. statutory rate                       35.0%     34.0%     34.0%
State and local income taxes, net of
 federal tax benefits                      5.0       5.2       4.9
Other, net                                (2.4)       .8       1.2
  Effective income tax rate               37.6%     40.0%     40.1%

  The tax effects of temporary differences that give rise to deferred tax assets and liabilities at May 29, 1994 are as follows:

In Millions

Accrued liabilities                                       $129.1
Unusual charge for oats                                     59.8
Compensation and employee benefits                          59.6
Disposition liabilities                                     37.5
Foreign tax loss carryforward                               16.2
Other                                                       13.6
  Gross deferred tax assets                                315.8
Depreciation                                               219.5
Prepaid pension asset                                      112.0
Intangible assets                                           12.7
Other                                                       37.5
  Gross deferred tax liabilities                           381.7
Valuation allowance                                         11.1
  Net deferred tax liability                              $ 77.0

 As of May 29, 1994, we have foreign operating loss carryovers for tax purposes of $40.9 million, which will expire as follows if not offset against future taxable income: $11.0 million in 1998, $9.3 million in 1999, $10.9 million in 2000 and $9.7 million in 2001.

 We have not recognized a deferred tax liability for unremitted earnings of $60.1 million for our foreign operations because we do not expect those earnings to become taxable to us in the foreseeable future. A determination of the potential liability is not practicable. If a portion were to be remitted, we believe income tax credits would substantially offset any resulting tax liability.


Note Sixteen:  Leases and Other Commitments

An analysis of rent expense by property leased follows:

                                               Fiscal Year
In Millions                             1994      1993      1992

Restaurant space                       $41.2     $39.5     $33.9
Warehouse space                         13.8      13.0      12.6
Equipment                               10.6      10.6       8.3
Other                                    3.9       5.5       5.4
  Total rent expense                   $69.5     $68.6     $60.2

 Some leases require payment of property taxes, insurance and maintenance costs in addition to the rent payments. Contingent and escalation rent in excess of minimum rent payments and sublease income netted in rent expense were insignificant.

 Noncancelable future lease commitments are (in millions) $60.6 in 1995, $56.2 in 1996, $52.0 in 1997, $46.9 in 1998, $43.6 in
1999 and $236.5 after 1999, with a cumulative total of $495.8.

 We are contingently liable under guarantees and comfort letters for $88.5 million. The guarantees and comfort letters are issued to support borrowing arrangements, primarily for our joint ventures.


Note Seventeen:  Discontinued Operations

We recorded a net after-tax charge related to previously discontinued operations of $10.0 million ($.06 per share) in 1992. This charge primarily related to a lease adjustment with the
R. H. Macy Company, which is operating under bankruptcy law protection.


Note Eighteen:  Segment Information

                                                           Unallocated
                               Consumer                      Corporate       Consolidated
In Millions                       Foods     Restaurants      Items (a)              Total

Sales
 1994                          $5,553.9        $2,963.0                          $8,516.9
 1993                           5,397.2         2,737.4                           8,134.6
 1992                           5,233.8         2,544.0                           7,777.8
Operating Profits
 1994                             653.1(b)        219.4       $(119.2)              753.3
 1993                             772.6(c)        181.4(c)     (110.0)              844.0
 1992                             744.3(d)        190.8         (90.6)              844.5
Identifiable Assets
 1994                           2,820.8         1,834.9         542.6             5,198.3
 1993                           2,576.4         1,605.0         469.4             4,650.8
 1992                           2,481.2         1,419.3         404.5             4,305.0
Capital Expenditures
 1994                             207.7           343.3           8.5               559.5
 1993                             321.6           301.2           1.0               623.8
 1992                             397.1           297.0           1.2               695.3
Depreciation and Amortization
 1994                             176.6           125.4           1.8               303.8
 1993                             155.8           116.8           1.6               274.2
 1992                             142.2           101.0           4.2               247.4

                                                           Unallocated
                                                             Corporate       Consolidated
                                 U.S.A.         Foreign      Items (a)              Total

Sales
 1994                          $8,172.1          $344.8                          $8,516.9
 1993                           7,719.4           415.2                           8,134.6
 1992                           7,039.6           738.2                           7,777.8
Operating Profits
 1994                             875.6(b)         (3.1)      $(119.2)              753.3
 1993                             997.1(c)        (43.1)(c)    (110.0)              844.0
 1992                             896.3(d)         38.8 (d)     (90.6)              844.5
Identifiable Assets
 1994                           4,297.6           358.1         542.6             5,198.3
 1993                           3,828.3           353.1         469.4             4,650.8
 1992                           3,452.2           448.3         404.5             4,305.0

(a) Corporate expenses reported here include net interest expense and general corporate expenses.
(b) Consumer Foods operating profits include a charge of $146.9 million for unusual items described in note two.
(c) Consumer Foods and Restaurants operating profits include a charge of $33.4 million and $30.6 million, respectively, (U.S.A. $35.5 million; Foreign $28.5 million) for unusual items.
(d) Consumer Foods operating profits include a net gain of $17.5 million (U.S.A. $20.5 million loss; Foreign $38.0 million gain) for unusual items.

Note Nineteen:  Quarterly Data (unaudited)

Summarized quarterly data for 1994 and 1993 follows:
                                                      First                Second              Third
In Millions, Except per Share                        Quarter              Quarter             Quarter
and Market Price Amounts                         1994      1993       1994      1993       1994      1993

Sales                                        $2,089.8   2,019.6   $2,182.2  $2,096.9   $2,101.4  $2,010.7
Gross profit (a)                              1,011.7     977.3    1,055.1   1,016.6      994.6     941.4
Earnings from operations                        165.6     159.6      140.7     138.1      145.0     140.9(b)
Earnings per share from operations               1.04       .97        .88       .85        .91       .86
Cumulative effect of accounting changes            .2         -          -         -          -         -
Net earnings                                    165.8     159.6      140.7     138.1      145.0     140.9
Net earnings per share                           1.04       .97        .88       .85        .91       .86
Dividends per share                               .47       .42        .47       .42        .47       .42
Market price of common stock:
 High                                          68 3/4    71 1/8     67 3/4    73 7/8     63        72 1/2
 Low                                           56 7/8    62         59 5/8    64 1/2     55 1/2    65

                                                     Fourth                Total
In Millions, Except per Share                       Quarter                 Year
and Market Price Amounts                        1994        1993        1994      1993

Sales                                       $2,143.5    $2,007.4    $8,516.9  $8,134.6
Gross profit (a)                               997.3       901.7     4,058.7   3,837.0
Earnings from operations                        18.4(c)     67.5(d)    469.7     506.1
Earnings per share from operations               .12         .42        2.95      3.10
Cumulative effect of accounting changes            -           -          .2         -
Net earnings                                    18.4        67.5       469.9     506.1
Net earnings per share                           .12         .42        2.95      3.10
Dividends per share                              .47         .42        1.88      1.68
Market price of common stock:
 High                                         57          74 1/8      68 3/4    74 1/8
 Low                                          49 7/8      64 1/8      49 7/8    62


(a)   Before charges for depreciation.
(b)   Includes an after-tax loss of $8.7 million ($.05 per share) for a restructuring charge for SVE.
(c)   Includes an after-tax loss of $87.1 million ($.55 per share) related to the improper treatment of oat supplies.
(d)   Includes an after-tax loss of $47.0 million ($.29 per share) for restructuring charges related to restaurant closings and
      Consumer Foods manufacturing costs.


ELEVEN YEAR FINANCIAL SUMMARY AS REPORTED

                                             May 29,      May 30,      May 31,      May 26,       May 27,
In Millions, Except per Share Data              1994         1993         1992         1991          1990

Financial Results
Earnings (loss) per share (a)               $   2.95    $    3.10    $    2.99    $    2.87    $    2.32
Return on average equity                        37.7%        39.1%        39.9%        49.2%        49.5%
Dividends per share (a)                         1.88         1.68         1.48         1.28         1.10
Sales                                        8,516.9      8,134.6      7,777.8      7,153.2      6,448.3
Costs and expenses:
 Cost of sales                               4,458.2      4,297.6      4,123.2      3,722.1      3,485.1
 Selling, general and administrative         2,902.4      2,645.2      2,504.5      2,386.0      2,138.0
 Depreciation and amortization                 303.8        274.2        247.4        218.4        180.1
 Interest                                       99.2         73.6         58.2         61.1         32.4
Earnings before income taxes                   753.3(b)     844.0(c)     844.5        765.6        612.7
Net earnings (loss)                            469.9        506.1        495.6        472.7        381.4
Net earnings (loss) as a percent of sales        5.5%         6.2%         6.4%         6.6%         5.9%
Weighted average no. of common shares(a)       159.1        163.1        165.7        164.5        164.4
Taxes (income, payroll, property, etc.)
  per share (a)                                 2.98         3.14         3.09         2.77         2.29

Financial Position
Total assets                                 5,198.3      4,650.8      4,305.0      3,901.8      3,289.5
Land, buildings and equipment, net           3,092.6      2,859.6      2,648.6      2,241.3      1,934.5
Working capital at year end                   (702.9)      (481.9)      (337.1)      (190.1)      (263.1)
Long-term debt, excluding current portion    1,417.2      1,268.3        920.5        879.0        688.5
Stockholders' equity                         1,151.2      1,218.5      1,370.9      1,113.5        809.7
Stockholders' equity per share (a)              7.26         7.59         8.28         6.74         4.96

Other Statistics
Cash provided by operations                    836.0        865.9        790.4        548.6        657.1
Total dividends                                299.4        274.8        245.2        210.6        180.8
Gross capital expenditures                     559.5        623.8        695.3        554.6        540.0
Research and development                        63.6         60.1         62.1         57.0         48.2
Advertising media expenditures                 409.5        395.4        426.8        419.6        394.9
Wages, salaries and employee benefits        1,490.0      1,433.2      1,398.5      1,331.6      1,171.5
Number of employees                          125,670      121,290      111,501      108,077       97,238
Accumulated LIFO reserve                        53.0         60.3         67.0         75.9         71.4
Common stock price range (a)                  68 3/4       74 1/8       75 7/8       60 7/8       39 5/8
                                              49 7/8       62           54 1/4       37 7/8       31 3/8

(a) Year 1990 has been adjusted for the two-for-one stock split in November 1990.
(b) Includes pretax unusual expense of $146.9 million.
(c) Includes pretax restructuring charge of $67.0 million.

FINANCIAL DATA FOR CONTINUING OPERATIONS

                                          Fiscal Year Ended
In Millions, Except        May 29,   May 30,    May 31,   May 26,   May 27,
per Share Data                1994      1993       1992      1991      1990

Sales                     $8,516.9  $8,134.6   $7,777.8  $7,153.2  $6,448.3
Earnings after taxes         469.7     506.1      505.6     464.2     373.7
Earnings per share            2.95      3.10       3.05      2.82      2.27