Form 10-K, Exhibit 13
period 1995-05-28
GENERAL MILLS INC
filed 1995-08-16
CIK 40704

EXHIBIT 13

MANAGEMENTS DISCUSSION OF RESULTS OF OPERATIONS AND FINANCIAL
CONDITION

In fiscal 1995 the General Mills Board of Directors decided to separate the Company into two independent public corporations, one for consumer foods and one for restaurants. The Board's decision was based on the belief that separate corporations with highly integrated strategies, organizations and incentive programs will produce the strongest growth performance and thereby enhance long-term shareholder value. General Mills completed the spin-off distribution of the Restaurant operations as a separate, free-standing company, Darden Restaurants, Inc. (Darden), to our shareholder on May 28, 1995. Also in May 1995, General Mills sold the Gorton's frozen and canned seafood products business to allow management to sharpen its focus on the best growth and return opportunities in Foods.

Both the Restaurant operations and Gorton's are presented as discontinued operations within these financial statements for all periods presented.

Results of Operations

For the year ended May 28, 1995, combined earnings for continuing and discontinued operations before unusual items totaled $3.12 per share, down 11 percent from $3.50 per share in 1994, as various operating actions taken to benefit future performance curtailed current-year results. These fiscal 1995 combined earnings were reduced by a net after-tax charge of $125.3 million, or $.79 per share, related to the costs of various restructuring actions partially offset by the gain on the sale of Gorton's. Fiscal 1994 results included an unusual after-tax charge of $87.1 million, or $.55 per share to cover estimated costs associated with improper use of a pesticide by an independent contractor treating some of the Company's oat supplies. Including these charges, net earnings totaled $367.4 million, or $2.33 per share, in 1995 and $469.9 million, or $2.95 per share in 1994.

Continuing Operations

In 1995, earnings for continuing Consumer Foods operations totaled $371.3 million, or $2.35 per share, before restructuring charges, down 13 percent from $427.1 million, or $2.69 per share in the prior year. The profit results reflect the oats disruption experienced in the first quarter, when cereal shipments declined 21 percent, as well as lower shipments of domestic snack products and the impact of strategic trade-promotion changes that we expect will increase future efficiency but that resulted in unit volume declines during 1995. Total domestic unit volume was down 4 percent, and sales for continuing operations of $5.03 billion were 6 percent lower.

In the United States, Yoplait and Colombo yogurts, Foodservice operations, family and bakery flour, and Betty Crocker dinner mix products each recorded excellent performance, with volume gains and profits at an all-time high. Big G cereal unit volume was down 8 percent for the year, and sales declined 12 percent, reflecting both the lower volume and Big G's lower selling prices instituted in April 1994. Profits declined by a lesser percentage than sales. Big G's pound market share in fiscal 1995 was 22 percent, reflecting steady rebuilding over the year from a first-quarter low of 20 percent to over 23 percent in recent months. Snack product sales were down 11 percent and profits were down significantly.

Outside the U.S., Canadian food operations recorded a 12 percent unit volume gain and increased their cereal market share by nearly 1 percentage point to 15 percent. CPW, the company's cereal joint venture with Nestle, reported 21 percent volume growth for the 12 months ended in March and sales increased 28 percent to about $500 million. Combined results for CPW's initial four European markets, entered in 1991, reached profitability during the year. The Snack Ventures Europe (SVE) joint venture with PepsiCo Foods International recorded good profit growth and 15 percent volume growth in 1995, and sales increased to about $830 million.

Restructuring charges for continuing operations in 1995 totaled $111.6 million, or 71 cents per share, and primarily related to elimination of the company's least-efficient manufacturing capacity and to sales organization restructuring. Collectively, the restructuring actions taken in 1995 are expected to generate annual after-tax earnings improvements of about $20 million beginning in 1996. In 1994 there was an unusual after-tax charge of $87.1 million, or 55 cents per share, related to the improper pesticide application noted above. After unusual charges, earnings from continuing operations were $259.7 million, or $1.64 per share, in 1995 and $340.0 million, or $2.14 per share, in 1994.

Sales for continuing Consumer Foods operations grew 4 percent in 1994 to $5.33 billion with domestic packaged foods unit volume increasing 3 percent. Earnings were $427.1 million, or $2.69 per share in 1994 as compared to $441.4 million, or $2.71 per share in 1993, excluding unusual items from both years. Big G's profit declined in 1994 reflecting the year-long cereal market promotional escalation and the fourth-quarter impact of our pricing and promotional actions (reduced prices on largest cereal brands and reduced spending on inefficient consumer cereal coupons and trade promotions). Yoplait yogurt, Betty Crocker Products, Canada Foods and SVE posted profit increases in 1994. Including unusual items for both years, net earnings totaled $340.0 million, or $2.14 per share, in 1994 and $411.0 million, or $2.52 per share in 1993.

Net interest expense in 1995 was $101.2 million, an increase of $22.4 million from 1994, primarily due to increased working capital, higher interest rates, and previous borrowings associated with the company's share repurchase program. The 1994 net interest expense of $78.8 million was $22.8 million greater than 1993, primarily due to funding required for the share repurchase program.

The effective income tax rates in 1995, 1994, and 1993 were 35.8%, 38.0%, and 39.2%, respectively. Excluding unusual items in all years, the rates were 36.8%, 38.5%, and 38.1%, respectively. The lower rate in 1995 was due to a number of factors, including a lower impact from state income taxes. The effective rate in fiscal 1996 is expected to be closer to 38%.

It is management's view that changes in the rate of inflation have not had a significant effect on profitability from continuing operations over the three most recent years. Management attempts to minimize the effects of inflation through appropriate planning and operating practices.

During the first quarter of fiscal 1995, the company adopted SFAS
#115, "Accounting for Certain Investments in Debt and Equity
Securities," with no impact on net earnings.

Discontinued Operations

In 1995, earnings from discontinued operations before nonrecurring items totaled $121.4 million, or 77 cents per share, compared with
$129.7 million, or 81 cents per share, in the prior year.   Net
results for discontinued operations include a net gain of $53.3 million, or 34 cents per share, from the sale of Gorton's less costs associated with the conversion of the Red Lobster Japan joint venture to a royalty agreement. This net gain was offset by charges totaling $67.0 million, or 42 cents per share, related to selected restaurant-unit closings and the expenses associated with separation into two companies. Fiscal 1994 results for discontinued operations include a $3.7 million, 2-cent per share, gain from accounting changes. Including these nonrecurring items in both years, net earnings from discontinued operations were $107.7 million, or 69 cents per share, in 1995 and $133.4 million, or 83 cents per share, in 1994. The earnings from discontinued operations in 1994 before nonrecurring items of $129.7 million, or 81 cents per share, compares with $122.0 million, or 75 cents per share, before unusual items in 1993. The unusual charge in 1993 of $26.9 million, or 17 cents per share, related primarily to restaurant closings in the U.S. and Canada. See note two to the Consolidated Financial Statements for discussion of the discontinued operations.

Financial Condition

The Company intends to manage its businesses and financial ratios so as to maintain a strong "A" bond rating, which allows access to financing at reasonable costs. Currently, General Mills' publicly issued long-term debt carries "A2" (Moody's Investors Services, Inc.) and "A+" (Standard & Poor's Corporation) ratings. Our commercial paper has ratings of "P-1" (Moody's) and "A-1" (Standard & Poor's) in the United States and "R-1 (middle)" in Canada from Dominion Bond Rating Service.

As a result of the spin-off of Darden Restaurants, Inc., General Mills' stockholders' equity was significantly reduced. The difference between General Mills' $1.6 billion investment in the restaurant business and the total debt of $.4 billion on Darden's balance sheet at spin-off was capitalized as stockholders' equity in the new company, with the offset being a reduction in stockholders' equity of approximately $1.2 billion on General Mills' balance sheet. Consequently, the debt to capital ratio increased to 93%. However, it is management's view that the most important measures of financial strength are cash flow to debt and fixed charge coverage. The cash flow to debt ratio measures the amount of cash that the Company generates each year as a percentage of its total debt. The fixed charge coverage ratio measures the number of times each year that the company earns enough to cover its fixed charges. Based on these ratios, General Mills' financial condition remains strong, with a cash flow to debt ratio of 38% and a fixed charge coverage of 4.1 times. Because of the strong cash flow characteristics of the Company's continuing businesses, management expects these ratios to further strengthen.

The composition of the Company's capital structure is shown in the accompanying table.

Capital Structure

                                          May 28,
In Millions                                 1995

Notes payable                           $  112.9
Current portion of long-term debt           93.7
Long-term debt                           1,400.9
Deferred income taxes - tax leases         169.1
Total debt                               1,776.6
Debt adjustments:
  Leases - debt equivalent                 165.0
  Marketable investments, at cost         (169.2)
Adjusted debt                            1,772.4
Stockholders' equity                       141.0

Total capital                           $1,913.4

We selectively use derivatives to hedge financial risks, primarily interest rate volatility and foreign currency fluctuations. The derivatives are generally treated as hedges for accounting purposes. We manage our debt structure through both issuance of fixed and floating-rate debt, and the use of derivatives. The debt equivalent of our leases and deferred income taxes related to tax leases are both fixed-rate obligations. The accompanying table, when reviewed in conjunction with the capital structure table, shows the composition of our debt structure including the impact of derivatives.

Debt Structure

$ in Millions                          May 28, 1995

Floating-rate debt                  $  347.9     20%
Fixed-rate debt                      1,090.4     61
Leases - debt equivalent               165.0      9
Deferred income taxes - tax leases     169.1     10
Total debt                          $1,772.4    100%

Commercial paper has historically been our primary source of short-term financing. Bank credit lines are maintained to ensure availability of short-term funds on an as-needed basis. In June
1995, our fee-paid credit lines were decreased from $650.0 million to $500.0 million.

Our shelf registration statement permits issuance of up to $97.1 million net proceeds in unsecured debt securities. The shelf registration authorizes a medium-term note program that provides additional flexibility in accessing the debt markets.

Sources and uses of cash in the past three fiscal years are shown in the accompanying table.

Cash Sources (Uses)

In Millions                          1995      1994      1993

From continuing operations       $  457.4   $ 561.3   $ 619.8
From discontinued operations        210.1     259.3     237.0
Fixed assets and other
  investments, net-continuing      (231.6)   (395.8)   (404.1)
Change in marketable securities      27.4     (50.1)    (69.7)
Proceeds from disposition of
  businesses                        188.3        -         -
Investment activities,
  net-discontinued operations      (357.5)   (336.3)   (310.3)
Increase (decrease) in outstanding
  debt-net                         (312.6)    287.7     585.7
Financing activities-discontinued
  operations                        347.9        -         -
Common stock issued                  24.3      13.3      32.3
Treasury stock purchases            (57.7)   (145.7)   (420.2)
Dividends paid                     (297.2)   (299.4)   (274.8)
Other                               (13.6)     (4.2)     (7.4)
Decrease in cash
  and cash equivalents           $  (14.8)  $(109.9)  $ (11.7)

Continuing operations generated $103.9 million less cash in 1995 than in the previous year primarily due to an increase in the change in working capital. Capital expenditures in 1995 were $156.5 million as compared to $212.5 million in 1994. Capital expenditures in 1996 are estimated to be approximately $170 million. Proceeds from disposition of businesses of $188.3 million in 1995 includes the sale of Gorton's and certain Latin American operations. Prior to the spin-off, the restaurant operations initiated their own borrowings and the funds were used to reduce the Company's notes payable.


REPORT OF MANAGEMENT RESPONSIBILITIES

The management of General Mills, Inc. is responsible for the fairness and accuracy of the consolidated financial statements. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles, using management's best estimates and judgments where appropriate. The financial information throughout this report is consistent with our consolidated financial statements.

  Management has established a system of internal controls that provides reasonable assurance that assets are adequately safeguarded, and transactions are recorded accurately, in all material respects, in accordance with management's authorization. We maintain a strong audit program that independently evaluates the adequacy and effectiveness of internal controls. Our internal controls provide for appropriate separation of duties and responsibilities, and there are documented policies regarding utilization of company assets and proper financial reporting. These formally stated and regularly communicated policies demand highly ethical conduct from all employees.

  The Audit Committee of the Board of Directors meets regularly to determine that management, internal auditors and independent auditors are properly discharging their duties regarding internal control and financial reporting. The independent auditors, internal auditors and employees have full and free access to the Audit Committee at any time.

  KPMG Peat Marwick LLP, independent certified public accountants, are retained to audit the consolidated financial statements. Their report follows.


S. W. Sanger
Chairman of the Board and Chief Executive Officer

C. W. Gaillard
President


REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board of Directors is composed of six outside directors. Its primary function is to oversee the Company's system of internal controls, financial reporting practices and audits to ensure their quality, integrity and objectivity are sufficient to protect stockholder assets.

  The Audit Committee met twice during 1995 to review the overall audit scope, plans and results of the internal auditors and independent auditors, the Company's internal controls, emerging accounting issues, officer and director expenses, audit fees, goodwill and other intangible values, and the audits of the pension plans. The Committee also met separately without management present and with the independent auditors to discuss the audit. Acting with the other Board members, the Committee reviewed the Company's annual financial statements and approved them before issuance. Audit Committee meeting results were reported to the full Board of Directors. The Audit Committee recommended to the Board that KPMG Peat Marwick LLP be reappointed for 1996, subject to the approval of stockholders at the annual meeting.

  The Audit Committee is satisfied that the internal control system is adequate and that the stockholders of General Mills are protected by appropriate accounting and auditing procedures.


M. D. Rose
Chairman, Audit Committee



INDEPENDENT AUDITORS' REPORT

The Stockholders and the Board of Directors of General Mills, Inc.:

We have audited the accompanying consolidated balance sheets of General Mills, Inc. and subsidiaries as of May 28, 1995 and May 29, 1994, and the related consolidated statements of earnings and cash flows for each of the fiscal years in the three-year period ended
May 28, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of General Mills, Inc. and subsidiaries as of May 28, 1995 and May 29, 1994, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended
May 28, 1995 in conformity with generally accepted accounting principles.

  As discussed in notes five, fourteen and sixteen, respectively, to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, in fiscal 1995, and Statements No. 112, Employers' Accounting for Postemployment Benefits, and No. 109, Accounting for Income Taxes, in fiscal 1994.


Minneapolis, Minnesota
June 27, 1995



CONSOLIDATED STATEMENTS OF EARNINGS

                                                        Fiscal Year Ended
                                                    May 28,   May 29,   May 30,
In Millions, Except per Share Data                    1995      1994      1993

Continuing Operations:
Sales                                             $5,026.7  $5,327.2  $5,138.4
Costs and Expenses:
  Cost of sales                                    2,023.0   2,012.5   2,002.6
  Selling, general and administrative              2,123.3   2,367.1   2,213.7
  Depreciation and amortization                      191.4     173.8     153.3
  Interest, net                                      101.2      78.8      56.0
  Unusual items                                      183.2     146.9      36.4
    Total Costs and Expenses                       4,622.1   4,779.1   4,462.0
Earnings from Continuing Operations before Taxes     404.6     548.1     676.4
Income Taxes                                         144.9     208.1     265.4
Earnings from Continuing Operations                  259.7     340.0     411.0
Discontinued Operations after Taxes                  107.7     133.4      95.1
Cumulative Effect to May 31, 1993
  of Continuing Operations Accounting Changes            -      (3.5)        -
Net Earnings                                      $  367.4  $  469.9  $  506.1

Earnings per Share:
  Continuing operations                           $   1.64  $   2.14  $   2.52
  Discontinued operations                              .69       .83       .58
  Cumulative effect of accounting changes                -      (.02)        -
Net Earnings per Share                            $   2.33  $   2.95  $   3.10

Average Number of Common Shares                      158.0     159.1     163.1


See accompanying notes to consolidated financial statements.



CONSOLIDATED BALANCE SHEETS

                                                  May 28,     May 29,
In Millions                                         1995        1994
Assets
Current Assets:
  Cash and cash equivalents                     $   13.0    $   27.8
  Receivables, less allowance for doubtful
    accounts of $4.1 in 1995 and $3.6 in 1994      277.3       266.0
  Inventories                                      372.0       339.3
  Prepaid expenses and other current assets         80.8        80.4
  Deferred income taxes                            153.8       198.1
    Total Current Assets                           896.9       911.6
Land, Buildings and Equipment, at cost           1,456.6     1,503.2
Net Assets of Discontinued Operations                  -     1,508.1
Other Assets                                     1,004.7       881.1
Total Assets                                    $3,358.2    $4,804.0

Liabilities and Equity
Current Liabilities:
  Accounts payable                              $  494.0    $  513.9
  Current portion of long-term debt                 93.7       115.1
  Notes payable                                    112.9       433.3
  Accrued taxes                                    108.8       147.0
  Accrued payroll                                  118.2       121.3
  Other current liabilities                        293.3       210.7
    Total Current Liabilities                    1,220.9     1,541.3
Long-term Debt                                   1,400.9     1,413.3
Deferred Income Taxes                              248.6       209.5
Deferred Income Taxes -- Tax Leases                169.1       189.8
Other Liabilities                                  177.7       176.9
    Total Liabilities                            3,217.2     3,530.8
Common Stock Subject to Put Options                    -       122.0
Stockholders' Equity:
  Cumulative preference stock, none issued             -           -
  Common stock, 204.2 shares issued                379.5       251.0
  Retained earnings                              1,233.3     2,457.9
  Less common stock in treasury, at cost,
    shares of 46.3 in 1995 and 45.7 in 1994     (1,372.1)   (1,334.4)
  Unearned compensation and other                  (57.9)     (160.2)
  Cumulative foreign currency adjustment           (41.8)      (63.1)
    Total Stockholders' Equity                     141.0     1,151.2
Total Liabilities and Equity                    $3,358.2    $4,804.0


See accompanying notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                          Fiscal Year Ended
                                                     May 28,   May 29,   May 30,
In Millions                                            1995      1994      1993
Cash Flows - Operating Activities:
  Earnings from continuing operations               $ 259.7    $336.5    $411.0
  Adjustments to reconcile earnings to cash flow:
    Depreciation and amortization                     191.4     173.8     153.3
    Deferred income taxes                              59.0     (34.0)     34.7
    Change in current assets and liabilities, net
      of effects from business acquired              (227.8)    (79.1)     11.2
    Unusual expenses                                  183.2     146.9      36.4
    Other, net                                         (8.1)     17.2     (26.8)
  Cash provided by continuing operations              457.4     561.3     619.8
  Cash provided by discontinued operations            210.1     259.3     237.0
    Net Cash Provided by Operating Activities         667.5     820.6     856.8

Cash Flows - Investment Activities:
  Purchases of land, buildings and equipment         (156.5)   (212.5)   (317.2)
  Investments in businesses, intangibles and
    affiliates, net of dividends                      (48.8)   (140.7)    (53.3)
  Purchases of marketable securities                  (21.7)    (83.8)    (82.8)
  Proceeds from sale of marketable securities          49.1      33.7      13.1
  Proceeds from disposal of land, buildings
    and equipment                                       1.2       3.3       4.9
  Proceeds from disposition of businesses             188.3         -         -
  Other, net                                          (27.5)    (45.9)    (38.5)
  Discontinued operations investment activities, net (357.5)   (336.3)   (310.3)
    Net Cash Used by Investment Activities           (373.4)   (782.2)   (784.1)

Cash Flows - Financing Activities:
  Increase (decrease) in notes payable               (330.4)     93.2     207.6
  Issuance of long-term debt                          135.0     273.6     422.6
  Payment of long-term debt                          (117.2)    (79.1)    (44.5)
  Common stock issued                                  24.3      13.3      32.3
  Purchases of common stock for treasury              (57.7)   (145.7)   (420.2)
  Dividends paid                                     (297.2)   (299.4)   (274.8)
  Other, net                                          (13.6)     (4.2)     (7.4)
  Discontinued operations financing activities        347.9         -         -
    Net Cash Used by Financing Activities            (308.9)   (148.3)    (84.4)

Decrease in Cash and Cash Equivalents                 (14.8)   (109.9)    (11.7)
Cash and Cash Equivalents - Beginning of Year          27.8     137.7      41.2
Reclassification of Marketable Securities                 -         -     108.2
Cash and Cash Equivalents - End of Year             $  13.0    $ 27.8    $137.7

Cash Flow from Changes in Current Assets and Liabilities:
  Receivables                                       $ (11.9)   $(11.5)   $(43.4)
  Inventories                                         (52.7)    (76.1)     37.6
  Prepaid expenses and other current assets           (11.9)    (22.2)     19.0
  Accounts payable                                    (18.1)     (5.7)      3.1
  Other current liabilities                          (133.2)     36.4      (5.1)
Change in Current Assets and Liabilities            $(227.8)   $(79.1)   $ 11.2

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

 Our fiscal year ends on the last Sunday in May. Years 1995, 1994 and 1993 each consisted of 52 weeks.

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

 The Audit Committee of the Board of Directors annually reviews goodwill and other intangibles. At its meeting on April 24, 1995, the Board of Directors affirmed that the remaining amounts of these assets have continuing value.

E.  Research and Development

All expenditures for research and development are charged against earnings in the year incurred. The charges for 1995, 1994 and 1993 were $59.8 million, $59.1 million and $55.7 million, respectively.

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

H.  Statements of Cash Flows

For purposes of the statement of cash flows, we consider all investments purchased with a maturity of three months or less to be cash equivalents.

I.  Segment Information

As of May 28, 1995 with the spin-off of the restaurant segment, we operate exclusively in the consumer foods industry. See note two.

J.  Advertising Costs

Advertising expense (including production and communication costs) for fiscal 1995, 1994 and 1993 was $323.7, $292.1 and $282.6 million, respectively. Prepaid advertising costs (including syndication properties) of $33.1 and $43.4 million were reported as assets at May 28, 1995 and May 29, 1994, respectively, We expense the production costs of advertising the first time the advertising takes place.



Note Two:  Discontinued Operations

On May 28, 1995, General Mills separated into two independent public corporations, General Mills, Inc. and Darden Restaurants, Inc. (Darden), through a distribution of the shares of Darden (a wholly-owned subsidiary) to General Mills' shareholders ("spin-off"). General Mills' shareholders received one share of Darden for each share of General Mills common stock owned as of the close of business on May 15, 1995. This distribution reduced Stockholders' Equity by $1,218.7 million. Our former restaurant operations included in Darden are now presented as a part of Discontinued Operations for all periods presented.

  On May 18, 1995, we sold Gorton's to Unilever United States, Inc., New York City. Gorton's, headquartered in Gloucester, Mass., is a leading marketer of frozen and canned seafood products to the grocery and foodservice markets in the United States and Canada. Gorton's is also now included in Discontinued Operations for all periods presented.

  Discontinued Operations are summarized as follows:

                                                       Fiscal Year
In Millions                                    1995       1994       1993

Total net sales                            $3,366.9   $3,189.7   $2,996.2

Pretax earnings                            $   80.0   $  205.2   $  167.5
Income taxes                                   17.9       75.5       72.4
Net earnings - operations                      62.1      129.7       95.1

  Accounting changes                              -        3.7          -
  Spin-off costs and other                     (7.7)         -          -
  Gorton's sale and Red Lobster Japan
    joint venture termination                  53.3          -          -
      Discontinued Operations, net         $  107.7   $  133.4   $   95.1


  The "Net earnings-operations" amounts include restructuring charges of $59.3 million and $26.9 million in 1995 and 1993, respectively, related primarily to the cost of restaurant closings in the U.S. and Canada. The accounting changes are the net cumulative effect to May 31, 1993 of the discontinued operations' adoption of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", and SFAS No. 112, "Employers' Accounting for Postemployment Benefits." "Spin-off costs and other" includes expenses associated with the creation of Darden and the separation. "Gorton's sale and Red Lobster Japan joint venture termination" includes the gain on the disposition of Gorton's as well as costs associated with the termination of our restaurant joint-venture arrangement in Japan and conversion to a royalty agreement.



Note Three:  Unusual Items

In 1995, we recorded restructuring charges of $183.2 million pretax, $111.6 million after tax ($.71 per share) primarily related to shutting down and scaling back production systems at four food manufacturing locations and realignment of the sales organization. The charges include approximately $139 million in non-cash charges primarily related to asset write-offs and approximately $44 million of charges to be settled in cash, primarily related to disposal of assets and severance costs. The restructuring activities will be completed in fiscal 1996.

  In 1994, we recorded an after-tax charge of $87.1 million ($.55 per share) to cover estimated costs associated with the actions of an independent licensed contractor who made an improper substitution of a pesticide in treating some of our oat supplies, a portion of which was used in production. While the substitution presented no consumer health or safety issues, the pesticide had not been registered for use on oats and thus its application represented a FDA regulatory violation. The charge included estimated costs associated with the disposition of finished oat products and oats inventory and other related expenses, as well as the anticipated settlement of several consumer class action lawsuits. Most of these costs were incurred in fiscal 1995 and the original charge has not required adjustment.

  We recorded restructuring charges in 1993 related primarily to costs for increasing consumer foods manufacturing productivity and efficiency, and our share of streamlining and tax reorganization costs associated with the formation of Snack Ventures Europe. These charges reduced net earnings by $30.4 million ($.19 per share). These actions were substantially completed in 1994.



Note Four:  Acquisition and Investments

  In 1995, we formed a joint venture, International Dessert Partners
(IDP), with CPC International Inc. to market dessert and baking mixes in Latin America. We own 50 percent of IDP.

  In 1994, we purchased the Colombo yogurt business for approximately $75.0 million from a U.S. subsidiary of Bongrain S.A. The transaction did not have any material effect on our 1994 earnings.

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

  During 1995 and 1994, we made capital contributions and advances of $49.3 million and $48.3 million, respectively, to Cereal Partners
Worldwide (CPW), our joint venture with Nestle, S.A. Capital advanced to our other two joint ventures was not material.



Note Five:  Balance Sheet Information

The components of certain balance sheet accounts are as follows:

                                                 May 28,     May 29,
In Millions                                        1995        1994

Land, Buildings and Equipment:
 Land                                         $    18.5   $    18.4
 Buildings                                        524.9       507.8
 Equipment                                      1,877.5     1,762.0
 Construction in progress                         191.0       224.3
   Total land, buildings and equipment          2,611.9     2,512.5
 Less accumulated depreciation                 (1,155.3)   (1,009.3)
   Net land, buildings and equipment          $ 1,456.6   $ 1,503.2

Other Assets:
 Prepaid pension                              $   320.7   $   262.1
 Marketable securities, at market in
   1995; at cost in 1994                          214.7       196.1
 Investments in and advances to affiliates        214.7       172.0
 Intangible assets                                119.9       124.1
 Miscellaneous                                    134.7       126.8
   Total other assets                         $ 1,004.7   $   881.1

  We adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," as of May 30, 1994. Adoption of this standard had no impact on our Consolidated Statement of Earnings, and the Consolidated Balance Sheet was not materially affected. Beginning in fiscal 1995, available-for-sale securities, including their associated derivatives, are reflected at fair market value in the Consolidated Balance Sheet. The aggregate unrealized gains and losses on available-for-sale securities, net of tax effects, are accumulated in the "Unearned compensation and other" account within Stockholders' Equity.

  As of May 28, 1995, a comparison of cost and market values of our marketable securities is as follows:

                                        Market   Net Gain   Gross   Gross
In Millions                      Cost    Value   or (Loss)   Gain    Loss

Asset-backed bonds             $ 28.6   $ 28.6      $   -   $   -    $  -
Corporate bonds                  27.4     27.4          -       -       -
Foreign government securities    34.9     34.6        (.3)     .4     (.7)
Municipal bonds                  12.3     12.1        (.2)      -     (.2)
US Treasury and agencies         66.0    112.0       46.0    46.0       -
   Totals                      $169.2   $214.7      $45.5   $46.4    $(.9)


  Marketable securities with a carrying value of $1.2 million were sold during fiscal 1995 with a gain of $.7 million. Proceeds on scheduled maturities were approximately $47.2 million.

  Scheduled maturities of our marketable securities are as follows:

In Millions                        Cost      Market Value

Under one year                   $ 12.3            $ 12.1
From 1 to 3 years                  64.4              64.0
From 4 to 7 years                  28.5              28.8
Over 7 years                       64.0             109.8
     Totals                      $169.2            $214.7




Note Six:  Inventories

The components of inventories are as follows:

                                                     May 28,     May 29,
In Millions                                            1995        1994

Raw materials, work in process and supplies          $ 77.1      $ 97.9
Finished goods                                        282.2       237.2
Grain                                                  65.7        47.0
Reserve for LIFO valuation method                     (53.0)      (42.8)
   Total inventories                                 $372.0      $339.3


  At May 28, 1995 and May 29, 1994, respectively, inventories of
$237.3 million and $234.4 million were valued at LIFO.



Note Seven:  Financial Instruments and Risk Management

Most of our financial instruments are recorded on the balance sheet. A few (known as "derivatives") are off-balance-sheet items. Derivatives are financial instruments whose value is derived from one or more underlying financial instruments. Examples of such underlying instruments are currencies, equities, commodities and interest rates. The carrying amount and fair value of our financial instruments at the balance-sheet dates are as follows:

                                   May 28, 1995          May 29, 1994
                               Carrying      Fair      Carrying     Fair
In Millions                      Amount     Value        Amount    Value

Assets and Liabilities
Assets:
  Cash and cash equivalents    $   13.0  $   13.0     $    27.8  $  27.8
  Receivables                     277.3     277.3         266.0    266.0
  Marketable securities           216.3     216.3         196.1    231.4
Liabilities:
  Accounts payable                494.0     494.0         513.9    513.9
  Debt                          1,607.5   1,689.6       1,961.7  2,020.9
Derivatives relating to:
Marketable securities              (1.6)     (1.6)            -      (.1)
Debt                                  -       1.3             -      (.7)

  The fair values were estimated using current market quotes and interest rates. Gains or losses from derivatives offset and neutralize the corresponding losses or gains from the asset or liability being hedged. We ensure that these derivative instruments correlate with the asset or liability being hedged, and we do not issue or hold derivatives for trading or speculative purposes.

  We use derivative instruments to reduce financial risk in three areas: interest rates, foreign currency, and commodities. The notional amounts of derivatives do not represent actual amounts exchanged by the parties and, thus, are not a measure of the exposure of the Company through its use of derivatives. Interest rate swap and foreign exchange agreements are made with a diversified group of highly rated financial institutions, whereas commodities agreements are entered into through various regulated exchanges. We have credit exposure associated with these agreements to the extent that the instruments have a positive fair value, but we do not anticipate any losses. The Company does not have a significant concentration of risk with any single party or group of parties in any of its financial instruments.

(1) Interest Rate Risk Management - We use interest rate swaps to hedge and/or lower financing costs, to adjust our floating- and fixed-rate debt positions, and to lock in a positive interest rate spread between certain assets and liabilities. An interest rate swap used in conjunction with a debt financing may allow the Company to create fixed or floating-rate financing at a lower cost than with a stand-alone financing. Generally, under interest rate swaps, the Company agrees with a counterparty to exchange the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount. A basis swap involves the exchange of two floating-rate interest amounts, each calculated by reference to a different interest rate index or formula.

  The following table indicates the types of swaps used to hedge various assets and liabilities and their weighted average interest rates. Average variable rates are based on rates as of the end of the reporting period. The swap contracts mature from fiscal 1996 to fiscal 2007.

                                          May 28, 1995       May 29, 1994
$ in Millions                           Asset  Liability   Asset  Liability

Receive fixed swaps - notional amount  $   -      $90.0    $   -    $137.9
    Average receive rate                   -        6.8%       -       5.4%
    Average pay rate                       -        5.8%       -       4.2%
Pay fixed swaps - notional amount      $74.8      $21.3    $81.9    $ 25.0
    Average receive rate                 6.4%       6.1%     4.8%      4.4%
    Average pay rate                     8.3%       6.2%     6.9%      8.8%
Basis swaps - notional amount          $   -      $   -    $   -    $145.0
Average receive rate                       -          -        -       3.0%
    Average pay rate                       -          -        -       4.2%

  The interest rate differential on interest rate swaps used to hedge existing assets and liabilities is recognized as an adjustment of interest expense or income over the term of the agreement.

  The Company uses interest rate options and cap agreements primarily to reduce the impact of interest rate changes on its floating-rate debt, as well as to hedge the value of call options contained in long-term debt issued by the Company in earlier periods. In return for an upfront payment, an interest rate swap option grants the purchaser the right to receive(pay), the fixed rate interest amount in an interest rate swap. In return for an upfront payment, a cap agreement entitles the purchaser to receive the amount, if any, by which an agreed upon floating rate index exceeds the cap interest rate. The following table summarizes our option and cap agreements, which mature in fiscal 1997.

                                        May 28, 1995           May 29, 1994
                                    Notional    Average     Notional  Average
$ in Millions                         Amount       Rate       Amount     Rate

Swap options sold - pay fixed         $    -         -%      $  21.3      6.8%
Caps purchased - receive floating      200.0       7.0         221.7      4.9
Caps sold - pay floating                   -         -         200.0      6.5

  The premiums paid/received for interest rate options and cap agreements are included in other assets/liabilities and are amortized to interest expense over the terms of the agreements. Amounts receivable or payable under the cap agreements are recognized as yield adjustments over the life of the related debt.

(2) Foreign-Currency Exposure - We selectively hedge the potential effect of foreign currency fluctuations related to operating activities and net investments in foreign operations by entering into foreign exchange contracts with major financial institutions. Realized and unrealized gains and losses on hedges of firm commitments are included in the cost basis of the asset being hedged and are recognized as the asset is expensed through cost of goods sold or depreciation. Realized and unrealized gains and losses on contracts that hedge other operating activities are recognized currently in net earnings. Realized and unrealized gains and losses on contracts that hedge net investments are recognized in the foreign currency adjustment in stockholders' equity.

  The components of our net foreign investment exposure by geographic region are as follows:

                                 May 28,     May 29,
In Millions                        1995        1994

Europe                           $171.1      $118.3
North/South America                26.5       (34.5)
Asia                                1.9         1.3
Total exposure                    199.5        85.1
After-tax hedges                   (7.0)       47.9
  Net exposure                   $192.5      $133.0

  At May 28, 1995, we had forward contracts maturing in fiscal 1996 to sell $62.1 million of foreign currencies. The fair value of these contracts is based on third-party quotes and was immaterial at May 28, 1995.

(3) Commodities - The Company uses an integrated set of financial instruments in its purchasing cycle, including purchase orders, noncancellable contracts, futures contracts, and futures options. Except as described below, these instruments are all used to purchase ingredients for the Company's internal needs, and to manage purchase prices and inventory values as practical. All futures contracts and futures options are exchange-based instruments with ready liquidity and determinable market values. Unrealized gains and losses are recorded monthly and deferred until the physical ingredients flow through cost of goods sold. The net gain and losses deferred and expensed are immaterial. At May 28, 1995 and May 29, 1994, the aggregate fair value of our ingredient derivatives position was $53.8 million and $41.4 million, respectively.

  The Company also has a grain-merchandising operation, which uses cash contracts, futures contracts, and futures options. All futures contracts and futures options are exchange-based instruments with ready liquidity and market values. Neither results of operations nor the year-end positions from grain-merchandising operations was material to the Company's overall results.



Note Eight:  Notes Payable

The components of notes payable and their respective weighted average interest rates at the end of the period are as follows:

                                      May 28, 1995           May 29, 1994
                                             Weighted               Weighted
                                              Average                Average
                                     Notes   Interest       Notes   Interest
$ in Millions                      Payable       Rate     Payable       Rate

U.S. commercial paper              $  78.3        6.1%     $339.2        4.1%
Canadian commercial paper             22.8        7.7        83.3        5.7
Financial institutions               261.8        6.4       260.8        4.5
Amounts reclassified to
  long-term debt                    (250.0)       6.0      (250.0)       4.1
    Total notes payable             $112.9                 $433.3

   To ensure availability of funds, we maintain bank credit lines sufficient to cover our outstanding short-term borrowings. As of May 28, 1995, we had $650.0 million fee-paid lines (decreased to $500.0 million in June 1995) and $179.6 million uncommitted, no-fee lines available in the U.S. and Canada. In addition, other foreign subsidiaries had unused credit lines of $105.1 million.

 We have a revolving credit agreement expiring in 1999 that provides for the fee-paid credit lines. This agreement provides us with the ability to refinance short-term borrowings on a long-term basis, and therefore we have reclassified a portion of our notes payable to long-term debt.



Note Nine:  Long-term Debt
                                                        May 28,   May 29,
In Millions                                               1995      1994

4.3% to 9.1% medium-term notes,
  due 1995 to 2033                                    $1,094.4  $1,080.3
Zero coupon notes, yield 11.1%, $306.0
  due August 15, 2013                                     43.1      41.4
ESOP loan guaranty (related to restaurant
  operations - see note two)                                 -      50.0
8.3% ESOP loan guaranty,
  due through June 30, 2007                               74.5      78.3
Zero coupon notes, yield 11.7%, $64.4
  due August 15, 2004                                     22.6      20.2
Notes payable, reclassified                              250.0     250.0
Other                                                     10.0       8.2
                                                       1,494.6   1,528.4
Less amounts due within one year                         (93.7)   (115.1)
 Total long-term debt                                 $1,400.9  $1,413.3


Our shelf registration statement permits the issuance of up to $97.1 million net proceeds in unsecured debt securities to reduce short-term debt and for other general corporate purposes. This registration includes a medium-term note program that allows us to issue debt quickly for various amounts and at various rates and maturities.

  In 1995, we issued $125.0 million of debt under our medium-term note program with maturities from two to 12 years and interest rates from 6.4% to 8.0%. In 1994, $217.9 million of debt was issued under this program with maturities from one to 40 years and interest rates from 4.3% to 7.3%.

 The Company has guaranteed the debt of the Employee Stock Ownership Plan; therefore, the loan is reflected on our consolidated balance sheets as long-term debt with a related offset in stockholders' equity, "Unearned compensation and other."

 The sinking fund and principal payments due on long-term debt are (in millions) $93.7, $123.6, $151.6, $99.7 and $90.1 in years ending
1996, 1997, 1998, 1999 and 2000, respectively. The notes payable that are reclassified under our revolving credit agreement are not included in these principal payments.

  Our marketable securities include zero coupon U.S. Treasury securities. These investments are intended to provide the funds for the payment of principal and interest for the zero coupon notes due August 15, 2004 and 2013.



Note Ten:  Stock Options

The following table contains information on stock options:

                                                 Average Option
                                      Shares    Price per Share
Granted
   1995                            4,063,100             $55.11
   1994                            4,868,098              63.22
   1993                            3,384,144              66.64
Exercised
   1995                              725,437             $32.31
   1994                              562,714              31.08
   1993                            1,962,063              22.90
Expired
   1995                              574,714             $59.33
   1994                              459,800              62.56
   1993                              288,907              61.63
Outstanding at year end
   1995                           21,974,796             $41.60
   1994                           18,009,478              49.52
   1993                           14,163,894              44.50
Exercisable at year end
   1995                           14,406,840             $33.71
   1994                           10,278,466              38.73
   1993                            9,488,948              36.23

 A total of 10,990,501 shares (including 1,514,336 shares for salary replacement options and 293,901 shares for restricted stock) are available for grants of options or restricted stock to employees under our 1990 and 1993 stock plans through October 1, 1998. An additional 2,082,400 shares are available for grants under the 1993 plan on a one-for-one basis as common stock is repurchased by the Company. Options may be granted at a price not less than 100 percent of fair market value on the date the option is granted. Options now outstanding include some granted under the 1984 and 1988 option plans, under which no further rights may be granted. All options expire within 10 years plus one month after the date of grant. The plans provide for full vesting of options in the event there is a change of control.

 The 1993 plan permits awards of restricted stock to key employees subject to a restricted period and a purchase price, if any, to be paid by the employee as determined by the Compensation Committee of the Board of Directors. The 1988 plan also permitted such awards. Most of the restricted stock awards require the employee to deposit personally owned shares (on a one-for-one basis) with the Company during the restricted period. In 1995, grants from the 1993 plan of 67,303 shares of restricted stock were made and on May 29, 1995, there were 178,246 of such shares outstanding after adjustments related to the spin-off.

 The 1988 plan permitted the granting of performance units corresponding to stock options granted. The value of performance units will be determined by return on equity and growth in earnings per share measured against preset goals over three-year performance periods. For seven years after a performance period, holders may elect to receive the value of performance units (with interest) as an alternative to exercising corresponding stock options. On May 28, 1995, there were 2,638,656 outstanding options with corresponding performance units or performance unit accounts.

 A total of 45,800 shares are available for grants of options and restricted stock to non-employee directors until September 30, 1998 under a separate 1990 stock plan. As of May 29, 1995, there were 20,898 shares of such stock outstanding after adjustments related to the spin-off. Each newly elected non-employee director is granted an option to purchase 2,500 shares at fair market value on the date of grant. Options expire 10 years after the date of grant. Each year 400 shares of restricted stock will be awarded to each non-employee director, restricted until the later of the expiration of one year or completion of service on the Board of Directors.

 The number and exercise price of options outstanding when the Restaurant operations were spun off were adjusted to compensate for the market value of the Darden shares distributed to our stockholders. This adjustment increased the number of General Mills options outstanding by 1,202,369 shares and decreased the price of the option shares outstanding by approximately 17.7 percent.



Note Eleven:  Stockholders' Equity

                                          $.10 Par Value Common Stock                                    Cumulative
                                        (One Billion Shares Authorized)                     Unearned        Foreign
In Millions, Except                       Issued             Treasury       Retained    Compensation       Currency
per Share Data                      Shares    Amount   Shares     Amount    Earnings       and Other     Adjustment       Total

Balance at May 31, 1992              204.2    $343.6    (38.7) $  (802.9)  $ 2,049.0         $(172.3)        $(46.5)   $1,370.9
Net Earnings                                                                   506.1                                      506.1
Cash dividends declared ($1.68
 per share), net of income
 taxes of $4.2                                                                (270.6)                                    (270.6)
Stock option, profit sharing and
 ESOP plans                                     15.1      1.3       19.7                                                   34.8
Shares purchased on open market                          (6.3)    (413.2)                                                (413.2)
Unearned compensation related to
 restricted stock awards                                                                        (3.2)                      (3.2)
Earned compensation                                                                              9.6                        9.6
Minimum pension liability adjustment                                                            (1.6)                      (1.6)
Translation adjustments, net of
 income tax benefit of $2.0                                                                                   (14.3)      (14.3)
Balance at May 30, 1993              204.2     358.7    (43.7)  (1,196.4)    2,284.5          (167.5)         (60.8)    1,218.5
Net earnings                                                                   469.9                                      469.9
Cash dividends declared ($1.88
 per share), net of income
 taxes of $2.9                                                                (296.5)                                    (296.5)
Stock option, profit sharing and
 ESOP plans                                      8.0       .4        7.5                                                   15.5
Shares purchased on open market                          (2.4)    (145.7)                                                (145.7)
Put option premium                               6.3                  .2                                                    6.5
Transfer of put options                       (122.0)                                                                    (122.0)
Unearned compensation related to
 restricted stock awards                                                                        (3.9)                      (3.9)
Earned compensation                                                                              9.6                        9.6
Minimum pension liability adjustment                                                             1.6                        1.6
Translation adjustments, net of
 income taxes of $4.2                                                                                          (2.3)       (2.3)
Balance at May 29, 1994              204.2     251.0    (45.7)  (1,334.4)    2,457.9          (160.2)         (63.1)    1,151.2
Unrealized gain, net of income taxes
 of $14.0, on available-for-sale
 securities at May 30, 1994                                                                     22.0                       22.0
Net earnings                                                                   367.4                                      367.4
Cash dividends declared ($1.88
 per share), net of income
 taxes of $3.1                                                                (294.1)                                    (294.1)
Stock option, profit sharing and
 ESOP plans                                     10.0       .4       17.2                                                   27.2
Shares purchased via puts, or on open
 market                                                  (1.0)     (57.7)                                                 (57.7)
Put option premium/settlements, net             (3.5)                2.8                                                    (.7)
Transfer of put options                        122.0                                                                      122.0
Unearned compensation related
 to restricted stock awards                                                                     (5.6)                      (5.6)
Earned compensation                                                                             11.0                       11.0
Change in unrealized gain, net of
 of income taxes of $3.7, on
 available-for-sale securities                                                                   5.8                        5.8
Amount charged to gain on sale of
 foreign operations                                                                                             3.6         3.6
Translation adjustments, net of
 income tax benefit of $.2                                                                                      7.6         7.6
Transfer of equity components to
 Darden prior to spin-off                                                                       69.1           10.1        79.2
Distribution of equity to
 stockholders from spin-off of
 Restaurant operations                                                      (1,297.9)                                  (1,297.9)
Balance at May 28, 1995              204.2    $379.5    (46.3) $(1,372.1)  $ 1,233.3         $ (57.9)        $(41.8)   $  141.0

Cumulative preference stock of 5.0 million shares, without par value, is authorized but unissued.

 We have a shareholder rights plan that entitles each outstanding share of common stock to one-fourth of a right. Each right entitles the holder to purchase one one-hundredth of a share of cumulative preference stock (or, in certain circumstances, common stock or other securities), exercisable upon the occurrence of certain events. The rights are not transferable apart from the common stock until a person or group has acquired 20 percent or more, or makes a tender offer for 20 percent or more, of the common stock. If the Company is then acquired in a merger or other business combination transaction, each right will entitle the holder (other than the acquiring company) to receive, upon exercise, common stock of either the Company or the acquiring company having a value equal to two times the exercise price of the right. The rights are redeemable by the Board in certain circumstances and expire on March 7, 1996. At May 28, 1995, there were 39.5 million rights issued and outstanding.

 The Board of Directors has authorized the repurchase, from time to time, of common stock for our treasury, provided that the number of shares held in treasury shall not exceed 60.0 million.

  Through private transactions in fiscal 1994, we issued put options that entitled the holder to sell shares of our common stock to us, at a specified price, if the holder exercised the option. The amount related to our potential obligation at May 29, 1994 was transferred from stockholders' equity to "Common Stock Subject to Put Options." There are no put options outstanding at May 28, 1995.



Note Twelve:  Interest Expense

The components of net interest expense are as follows:

                                                    Fiscal Year
In Millions                                  1995       1994       1993

Interest expense                           $150.0     $121.7      $99.8
Capitalized interest                         (5.2)      (6.1)     (11.5)
Interest income                             (19.4)     (16.4)     (14.7)
   Total interest expense, net              125.4       99.2       73.6
   Net interest allocated to discontinued
      operations                            (24.2)     (20.4)     (17.6)
   Interest expense, net                   $101.2     $ 78.8      $56.0

 During 1995, 1994 and 1993, we paid interest (net of amount capitalized) of $135.2 million, $99.0 million and $77.0 million, respectively. The interest allocated to discontinued operations is net of capitalized interest credits of $4.3 million, $4.1 million and $3.0 million in 1995, 1994 and 1993, respectively.



Note Thirteen:  Retirement Plans

We have defined-benefit plans covering most employees. Benefits for salaried employees are based on length of service and final average compensation. The hourly plans include various monthly amounts for each year of credited service. Our funding policy is consistent with the funding requirements of federal law and regulations. Our principal plan covering salaried employees has a provision that any excess pension assets would be vested in plan participants if the plan is terminated within five years of a change in control. Plan assets consist principally of listed equity securities and corporate obligations, and U.S. government securities.

 Components of net pension income are as follows:

                                                        Fiscal Year
Expense (Income) in Millions                    1995        1994       1993

Service cost--benefits earned                 $ 13.5      $ 14.6     $ 11.3
Interest cost on projected benefit obligation   55.1        52.9       48.5
Actual return on plan assets                  (106.9)      (47.8)    (128.2)
Net amortization and deferral                    8.3       (43.9)      36.2
  Net pension expense (income)                $(30.0)     $(24.2)    $(32.2)

 The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the benefit obligations were 8.0% and 4.5% in 1995, and 8.8% and 4.5% in 1994, respectively. The expected long-term rate of return on assets was 10.4%.

 The funded status of the plans and the amount recognized on the consolidated balance sheets (as determined as of May 31, 1995 and 1994) are as follows:

                                        May 28, 1995                  May 29, 1994
                                     Assets   Accumulated         Assets   Accumulated
                                     Exceed      Benefits         Exceed      Benefits
                                Accumulated        Exceed    Accumulated        Exceed
In Millions                        Benefits        Assets       Benefits        Assets

Actuarial present value of
 benefit obligations:
   Vested benefits                  $ 623.7        $ 16.5         $537.1        $ 12.3
   Nonvested benefits                  41.4           1.3           51.1           1.8
Accumulated benefit obligations       665.1          17.8          588.2          14.1
Projected benefit obligation          709.2          19.0          635.2          16.6
Plan assets at fair value             942.8           1.1          862.4            .1
Plan assets in excess of
 (less than) the projected
 benefit obligation                   233.6         (17.9)         227.2         (16.5)
Unrecognized prior service cost        30.0           2.9           33.0           2.4
Unrecognized net loss (gain)          166.2         (13.3)         129.6           2.2
Recognition of minimum liability          -           7.1              -          (8.5)
Unrecognized transition (asset)
 liability                           (109.4)          5.3         (124.7)          6.6
   Prepaid (accrued) pension cost   $ 320.4        $(15.9)        $265.1        $(13.8)

We have defined-contribution plans covering salaried and non-union employees with net assets of $614.6 million at May 28, 1995 and $543.5 million at May 29, 1994. Our main defined contribution plan is a 401(k) savings plan which is open to substantially all employees. The plan includes investment funds and an Employee Stock Ownership Plan (ESOP). The ESOP's only assets are Company shares and temporary cash balances. Expense recognized for all defined-contribution plans in fiscal 1995, 1994 and 1993 was $5.4 million, $4.7 million and $7.7 million, respectively. The ESOP's share of this expense was $5.0 million, $4.3 million and $5.2 million, respectively. The ESOP's expense is calculated by the "shares allocated" method.

The ESOP uses Company shares to convey benefits to employees and through increased share ownership to align employee interests with that of shareholders. The Company matches a percentage of employee contributions with a base match plus a variable year-end match that depends on annual results. Employees receive the Company match in the form of ESOP shares.

The ESOP originally purchased Company shares with borrowed funds from third parties (guaranteed by the Company), plus $10.0 million borrowed from the Company at a variable interest rate. The ESOP shares are included in net shares outstanding for the purposes of calculating earnings per share. The ESOP's third-party debt is described in the long-term debt footnote. At May 28, 1995, the ESOP's debt to the Company had a balance of $7.0 million with an interest rate of 6.3% and sinking fund payments due to June 2015.

The Company treats dividends paid to the ESOP the same as other dividends. Dividends received on leveraged shares (i.e., all shares originally purchased with the debt proceeds) are used for debt service, while dividends received on unleveraged shares are passed through to participants.

The Company's cash contribution to the ESOP is calculated so as to pay off enough debt to release sufficient shares to make the Company match. The ESOP uses the Company's cash contributions to the plan, plus the dividends received on the ESOP's leveraged shares, to make principal and interest payments on the ESOP's debt. As loan payments are made, shares become unemcumbered by debt and become committed to be allocated. The ESOP allocates shares to individual employee accounts on the basis of the match of employee payroll savings (contributions), plus reinvested dividends received on previously allocated shares. In 1995, 1994 and 1993, the ESOP incurred interest expense of $6.6 million, $6.8 million and $7.2 million, respectively. The ESOP received dividends of $6.2 million, $6.0 million and $5.4 million; plus Company contributions of $4.8 million, $4.7 million and $5.7 million in the respective years. These funds were used to make interest and principal payments.

 The number of Company shares within the ESOP are summarized as follows:

                                      May 28,      May 29,
Number of shares                        1995         1994

Unreleased shares                  2,690,000    2,393,000
Committed to be allocated             66,000       64,000
Allocated to participants          1,966,000    1,529,000
  Total shares                     4,722,000    3,986,000

  On May 28, 1995, the ESOP received Darden shares from the spin-off distribution described in note two. The Darden shares were immediately exchanged for Company shares, based on their relative market values immediately preceding the distribution date.



Note Fourteen:  Other Postretirement and Postemployment Benefits

We sponsor several plans that provide health care benefits to the majority of our retirees. The salaried plan is contributory with retiree contributions based on years of service.

 We fund plans for certain employees and retirees on an annual basis. In 1995, 1994 and 1993 we contributed $13.7 million, $38.3 million and $30.6 million, respectively. Plan assets consist principally of listed equity securities and U.S. government securities.

 Components of the postretirement health care expense are as follows:

                                                    Fiscal Year
Expense (Income) in Millions                 1995      1994      1993

Service cost--benefits earned              $  4.5    $  5.0     $ 3.2
Interest cost on accumulated benefit
obligation                                   14.3      13.4      10.6
Actual return on plan assets                (15.1)     (1.5)     (3.9)
Net amortization and deferral                 5.0      (4.6)     (1.1)
  Net postretirement expense               $  8.7    $ 12.3     $ 8.8

 The funded status of the plans and the amount recognized on our consolidated balance sheets are as follows:

                                           May 28, 1995              May 29, 1994
                                       Assets  Accumulated        Assets  Accumulated
                                       Exceed     Benefits        Exceed     Benefits
                                  Accumulated       Exceed   Accumulated       Exceed
In Millions                          Benefits       Assets      Benefits       Assets
Accumulated benefit obligations:
  Retirees                             $ 36.2       $ 47.2        $ 36.3      $ 44.7
  Fully eligible active employees        14.6          8.5          12.7         7.1
  Other active employees                 35.8         50.6          27.0        36.8
Accumulated benefit obligations          86.6        106.3          76.0        88.6
Plan assets at fair value               104.6          7.5          89.3         7.1
Accumulated benefit obligations in
  excess of (less than) plan assets     (18.0)        98.8         (13.3)       81.5
Unrecognized prior service cost            .1         17.3            .1        19.2
Unrecognized net loss                   (27.1)       (33.8)        (28.1)      (23.2)
  Accrued (prepaid) postretirement
         benefits                      $(45.0)      $ 82.3        $(41.3)     $ 77.5

 The discount rates used in determining the actuarial present value of the benefit obligations were 8.0% and 8.8% in 1995 and 1994, respectively. The expected long-term rate of return on assets was 10%.

 The assumed health care cost trend-rate increase in the per capita charges for benefits ranged from 6.2% to 9.8% for 1996 depending on the medical service category. The rates gradually decrease to 4.4% to 5.7% for 2007 and remain at that level thereafter. If the health care cost trend rate increased by one percentage point in each future year, the aggregate of the service and interest cost components of postretirement expense would increase for 1995 by $3.1 million and the accumulated benefit obligation as of May 28, 1995 would increase by $30.5 million.


 In 1994, we adopted Statement of Financial Accounting Standards
(SFAS) No. 112, "Employers' Accounting for Postemployment Benefits." The cumulative effect as of May 31, 1993 of changing to the accrual basis for severance and disability costs was a decrease in net earnings of $14.7 million ($.09 per share).



Note Fifteen:  Profit-sharing Plans

We have profit-sharing plans to provide incentives to key individuals who have the greatest potential to contribute to current earnings and successful future operations. These plans were approved by the Board of Directors upon recommendation of the Compensation Committee. The awards under these plans depend on profit performance in relation to pre-established goals. The plans are administered by the Compensation Committee, which consists solely of outside directors. Profit-sharing expense, including performance unit accruals, was $.9 million, $1.5 million and $6.7 million in 1995, 1994 and 1993, respectively.



Note Sixteen:  Income Taxes

We adopted SFAS No. 109, "Accounting for Income Taxes" as of May 31, 1993. The adoption of SFAS 109 changed our method of accounting for income taxes from the deferred method to the asset and liability method. Deferred income taxes reflect the differences between assets and liabilities recognized for financial reporting purposes and amounts recognized for tax purposes measured using the current enacted tax rates. The cumulative effect of adoption was an increase in net earnings of $11.2 million ($.07 per share).

 The components of earnings from continuing operations before income taxes and the income taxes thereon are as follows:

                                                    Fiscal Year
In Millions                                   1995      1994      1993
Earnings (loss) before income taxes:
  U.S.                                     $ 391.7    $533.3    $688.7
  Foreign                                     12.9      14.8     (12.3)
      Total earnings before income taxes   $ 404.6    $548.1    $676.4

Income taxes:
  Current:
    Federal                                $  86.0    $187.1    $185.4
    State and local                             .1      45.9      46.6
    Foreign                                    (.2)      9.1      (1.3)
      Total current                           85.9     242.1     230.7
  Deferred:
    Federal                                   50.6     (17.5)     31.1
    State and local                           11.1      (4.3)      4.5
    Foreign                                   (2.7)    (12.2)      (.9)
      Total deferred                          59.0     (34.0)     34.7
      Total income taxes                    $144.9    $208.1    $265.4

 During 1995 and 1994, net income tax (expense)/benefits of $(8.0) million and $3.5 million, respectively, were allocated to stockholders' equity. These expenses/ benefits were attributable to the exercise of employee stock options, dividends paid on unallocated ESOP shares, translation adjustments and unrealized gain on marketable securities.

 During 1995, 1994 and 1993, we paid income taxes of $104.1 million, $202.2 million and $196.4 million, respectively.

 In prior years we purchased certain income-tax items from other companies through tax lease transactions. Total current income taxes charged to earnings reflect the amounts attributable to operations and have not been materially affected by these tax leases. Actual current taxes payable on 1995, 1994 and 1993 operations were increased by approximately $12 million, $10 million and $10 million, respectively, due to the current effect of tax leases. These tax payments do not affect taxes for statement of earnings purposes since they repay tax benefits realized in prior years. The repayment liability is classified as "Deferred Income Taxes - Tax Leases."

 The following table reconciles the U.S. statutory income tax rate with the effective income tax rate:
                                                Fiscal Year
                                          1995      1994      1993

U.S. statutory rate                       35.0%     35.0%     34.0%
State and local income taxes, net of
 federal tax benefits                      3.5       5.1       5.1
Other, net                                (2.7)     (2.1)       .1
  Effective income tax rate               35.8%     38.0%     39.2%

  The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

                                                May 28,  May 29,
In Millions                                       1995     1994

Accrued liabilities                           $   80.6   $111.5
Unusual charge for oats                            9.5     59.8
Unusual charge for restructuring                  42.5        -
Compensation and employee benefits                55.2     57.7
Disposition liabilities                           29.1     31.6
Foreign tax loss carryforward                     19.4     16.2
Other                                             11.2     10.9
  Gross deferred tax assets                      247.5    287.7
Depreciation                                     139.4    137.8
Prepaid pension asset                            125.1    104.9
Intangible assets                                 12.8     12.7
Other                                             53.8     32.6
  Gross deferred tax liabilities                 331.1    288.0
Valuation allowance                               11.2     11.1
  Net deferred tax liability                  $   94.8   $ 11.4

 As of May 28, 1995, we have foreign operating loss carryovers for tax purposes of $47.1 million, which will expire as follows if not offset against future taxable income: $11.0 million in 1998, $9.4 million in 1999, $11.2 million in 2000, $15.2 million in 2001, and $.3 million in 2002.

 We have not recognized a deferred tax liability for unremitted earnings of $78.7 million for our foreign operations because we do not expect those earnings to become taxable to us in the foreseeable future. A determination of the potential liability is not practicable. If a portion were to be remitted, we believe income tax credits would substantially offset any resulting tax liability.



Note Seventeen:  Leases and Other Commitments

An analysis of rent expense by property leased follows:

                                               Fiscal Year
In Millions                             1995      1994      1993

Warehouse space                        $14.0     $13.3     $12.5
Equipment                                8.7       8.1       8.8
Other                                    3.7       3.6       5.1
  Total rent expense                   $26.4     $25.0     $26.4

 Some leases require payment of property taxes, insurance and maintenance costs in addition to the rent payments. Contingent and escalation rent in excess of minimum rent payments and sublease income netted in rent expense were insignificant.

 Noncancelable future lease commitments are (in millions) $17.5 in 1996, $12.8 in 1997, $4.1 in 1998, $3.2 in 1999, $1.9 in 2000 and
$3.7 after 2000, with a cumulative total of $43.2.

 We are contingently liable under guarantees and comfort letters for $96.4 million. The guarantees and comfort letters are principally issued to support borrowing arrangements, primarily for our joint ventures. The Company remains the primary guarantor on a number of Darden leases and other obligations; however Darden has indemnified the Company against any loss.



Note Eighteen:  Geographic Information

                                           Unallocated
                                             Corporate    Consolidated
In Millions       U.S.A.      Foreign        Items (a)           Total
Sales
 1995           $4,840.7       $186.0        $      -         $5,026.7
 1994            5,156.8        170.4               -          5,327.2
 1993            4,932.7        205.7               -          5,138.4
Operating Profits
 1995              503.5(b)        .4 (b)       (99.3)           404.6
 1994              642.7(c)       2.8           (97.4)           548.1
 1993              780.6(d)     (12.0)(d)       (92.2)           676.4
Identifiable Assets
 1995            2,531.9        300.6           525.7          3,358.2
 1994            2,502.3        245.7         2,056.0(e)       4,804.0
 1993            2,273.3        215.6         1,821.5(e)       4,310.4

(a) Corporate expenses reported here include net interest expense and general corporate expenses.
(b) U.S.A. and Foreign operating profits are net of charges of $179.1 million and $4.1 million, respectively, for the unusual items described in note three.
(c) U.S.A. operating profits include a charge of $146.9 million for unusual items described in note three.
(d) U.S.A. and Foreign operating profits include a charge of $25.8 million and $7.6 million, respectively, for unusual items.
(e) For 1994 and 1993, Unallocated Corporate Items include the net assets of discontinued operations. See note two.



The foreign sales above were primarily by our Canadian subsidiary. The foreign operating profits above also include our share of the results from our joint ventures, Cereal Partners Worldwide (CPW) and Snack Ventures Europe (SVE).



Note Nineteen:  Quarterly Data (unaudited)

Summarized quarterly data for 1995 and 1994 follows:

In Millions, Except per Share              First Quarter       Second Quarter       Third Quarter
and Market Price Amounts                  1995      1994       1995      1994       1995      1994

Sales                                 $1,156.7  $1,306.3   $1,417.3  $1,448.6   $1,224.2  $1,277.6
Gross profit (a)                         720.8     834.1      848.8     899.4      727.1     796.9
Earnings (loss) from
 continuing operations                   118.0     129.0      134.8     126.0       20.2(b)  110.8
Earnings (loss) per share from
  continuing operations                    .75       .81        .85       .79        .13       .70
Discontinued operations                   32.8      40.3       14.4      14.7      (14.8)     34.2
Cumulative effect of accounting changes      -      (3.5)         -         -          -         -
Net earnings                             150.8     165.8      149.2     140.7        5.4     145.0
Net earnings per share                     .95      1.04        .95       .88        .03       .91
Dividends per share                        .47       .47        .47       .47        .47       .47
Market price of common stock:
 High                                   56 1/4    68 3/4     58 3/8    67 3/4     61 5/8    63
 Low                                    49 3/8    56 7/8     52 7/8    59 5/8     53 1/4    55 1/2

In Millions, Except per Share             Fourth Quarter            Total Year
and Market Price Amounts                 1995        1994         1995      1994

Sales                                $1,228.5    $1,294.7     $5,026.7  $5,327.2
Gross profit (a)                        707.0       784.3      3,003.7   3,314.7
Earnings (loss) from continuing
  operations                            (13.3)(b)   (25.8)(c)    259.7     340.0
Earnings (loss) per share from
  continuing operations                  (.09)       (.16)        1.64      2.14
Discontinued operations                  75.3        44.2        107.7     133.4
Cumulative effect of accounting changes     -           -            -      (3.5)
Net earnings                             62.0        18.4        367.4     469.9
Net earnings per share                    .40         .12         2.33      2.95
Dividends per share                       .47         .47         1.88      1.88
Market price of common stock:
 High                                  63 3/4      57           63 3/4    68 3/4
 Low                                   58          49 7/8       49 3/8    49 7/8

(a)  Before charges for depreciation.
(b)  Includes an after-tax loss of $82.8 million ($.52 per share) in the third quarter and $28.8 million ($.19 per share) in the fourth quarter related to restructuring.
(c)  Includes an after-tax loss of $87.1 million ($.55 per share) related to the improper treatment of oat supplies by an independent contractor.

ELEVEN YEAR FINANCIAL SUMMARY


                                                 May 28,     May 29,      May 30,      May 31,      May 26,
In Millions, Except per Share Data                 1995        1994         1993         1992         1991

Financial Results
Net earnings (loss) per share                  $   2.33    $   2.95     $   3.10     $   2.99     $   2.87
Continuing operations earnings per share           1.64        2.14         2.52         2.39         2.26
Return on average equity                           52.0%       37.7%        39.1%        39.9%        49.2%
Dividends per share                                1.88        1.88         1.68         1.48         1.28
Sales                                             5,027       5,327        5,138        4,964        4,657
Costs and expenses:
 Cost of sales                                    2,023       2,012        2,003        1,967        1,819
 Selling, general and administrative              2,123       2,367        2,214        2,152        2,090
 Depreciation and amortization                      192         174          153          143          134
 Interest, net                                      101          79           56           45           51
 Unusual expenses (income)                          183         147           36          (12)         (48)
Earnings before income taxes                        405         548          676          669          611
Earnings from continuing operations                 260         340          411          396          372
Discontinued operations after taxes                 107         134           95          100          101
Net earnings (loss)                                 367         470          506          496          473
Earnings from continuing operations as a
 percent of sales                                   5.2%        6.4%        8.0%          8.0%         8.0%
Weighted average number of common shares            158         159         163           166          165
Taxes (income, payroll, property, etc.)
 per share                                         1.30        1.68        1.98          2.08         1.86

Financial Position
Total assets                                      3,358       4,804       4,310         3,997        3,561
Land, buildings and equipment, net                1,457       1,503       1,463         1,398        1,168
Working capital at year end                        (324)       (630)       (386)         (238)        (142)
Long-term debt, excluding current portion         1,401       1,413       1,264           916          875
Stockholders' equity                                141       1,151       1,219         1,371        1,114
Stockholders' equity per share                      .89        7.26        7.59          8.28         6.74

Other Statistics
Total dividends                                     297         299         275           245          211
Gross capital expenditures                          157         213         317           396          279
Research and development                             60          59          56            55           52
Advertising media expenditures                      324         292         283           309          314
Wages, salaries and employee benefits               538         558         556           598          633
Number of employees (actual)                      9,882      10,616      10,577        12,195       12,521
Accumulated LIFO reserve                             53          43          47            50           54
Common stock price range (a):
 High                                            63 3/4      68 3/4      74 1/8        75 7/8       60 7/8
 Low                                             49 3/8      49 7/8      62            54 1/4       37 7/8
 Close                                           60 5/8      54 1/2      65 1/4        63 1/2       58

(a) Prices shown are before the spin-off described in note two.  The closing prices on May 30, 1995 of the two common stocks were $50 for General Mills and $11 1/8 for Darden Restaurants.

Note:  All amounts presented in this summary have been restated to a continuing basis only.