Form 10-K, Exhibit 13
period 1996-05-26
GENERAL MILLS INC
filed 1996-08-23
CIK 40704

                                                                    EXHIBIT 13


MANAGEMENT'S DISCUSSION OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

General Mills' overriding financial objective is to deliver performance that ranks us within the top decile of American public companies measured by the combination of earnings per share growth and return on capital. Key strategic and operating actions taken in 1995 sharpened the company's focus on its best growth and return opportunities in consumer foods. Performance in 1996 reflected this strengthened focus, as General Mills achieved broad-based growth and record financial results.
  The company expects to record continued earnings growth in 1997, driven by the good momentum visible in our domestic non-cereal businesses and international operations. However, the rate of growth will be moderated by recent pricing actions in the U.S. ready-to-eat cereal market. During the spring and summer of 1996, the industry's major participants announced various actions to reduce prices and promotional spending. Actions taken by Big G will reduce its fiscal 1997 sales by about 4 percent, or $100 million. We expect planned reductions in marketing spending and continued productivity increases to offset about one-half of this 1997 impact. We further expect continued cereal unit-volume growth to offset a portion of the remainder. Nonetheless, this short-term impact will likely cause Big G's earnings in 1997 to be relatively unchanged from the prior year, and cause General Mills' overall earnings per share growth to fall below our long-term goal of 12 percent. The company believes prospects for meeting its long-term goals of superior growth and returns beyond 1997 remain excellent.

RESULTS OF OPERATIONS IN 1996 VS. 1995
For the year ended May 26, 1996, earnings totaled $476.4 million, or $3.00 per share. This represented a 28 percent increase from the $371.3 million, or $2.35 per share, earned by continuing operations before restructuring charges in the preceding year. Consumer Foods restructuring charges in 1995 totaled $111.6 million, or 71 cents per share, and related primarily to elimination of the company's least-efficient manufacturing capacity and realignment of the sales organization. Including these charges, 1995 earnings for continuing operations totaled $259.7 million, or $1.64 per share. Reported sales for fiscal 1996 increased 8 percent to $5.42 billion.
  General Mills' strong performance in 1996 reflected unit volume increases across the company's domestic food businesses, continued productivity gains and accelerating international performance. In the United States, unit volume grew
7 percent to an all-time high, more than recovering volume lost in 1995 during the oats-related business disruption in cereals and the company's transition to new, efficient promotion strategies.
  Big G cereals led the company's performance. Unit volume rose nearly 10 percent, exceeding results of two years ago to set an all-time record. Volume for established cereals rose nearly 6 percent, driven by focused product improvement efforts on brands including Lucky Charms and Cocoa Puffs. Big G also recorded strong new product volume with Frosted Cheerios, extensions of the Wheaties brand franchise, and the limited-edition Team USA Cheerios offered as part of the company's sponsorship of the 1996 U.S. Olympic Team.
  Betty Crocker desserts posted 5 percent volume growth driven by innovative new products such as Whipped Deluxe ready-to-spread frostings and a broad line of Sweet Rewards reduced fat and fat-free dessert mixes. Volume for Helper dinner mixes grew 16 percent on the success of new varieties, innovative advertising and effective merchandising. The company's snack business renewed its earnings momentum in 1996 and recorded a 2 percent unit volume gain, with volume up 11 percent for the final six months of the year. This performance reflected strong product innovation efforts, including Sweet Rewards fat-free snack bars, Pop Secret Jumbo Pop microwave popcorn and new fruit snacks. Gold Medal flour, Yoplait and Colombo yogurts and Foodservice operations also achieved good volume gains.
    International operations generated 13 percent unit volume growth in 1996 and earnings grew more than 50 percent to account for 10 cents, or 3 percent, of total earnings per share. In Canada, food operations posted a 10 percent unit volume gain and good market share progress. Cereal Partners Worldwide, the company's joint venture with Nestle, achieved 21 percent volume growth with share gains in nearly every major market. Snack Ventures Europe, our joint venture with PepsiCo, also posted good volume growth driven by product line additions in established markets and expansion to initial markets in eastern Europe. Our International Dessert Partners joint venture with CPC International launched its first products in four Latin American markets late in fiscal 1996.
    Net interest expense was $101.4 million and $101.2 million in fiscal 1996 and 1995, respectively. The 1995 amount was $22.4 million higher than 1994 net interest expense of $78.8 million, primarily due to increased working capital, higher interest rates and previous borrowings associated with the company's share repurchase program.
    The effective income tax rate in 1996, 1995 and 1994 was 36.8%, 36.5% and 38.5%, respectively. The rate was lower in 1996 and 1995 due to a number of factors, including a lower impact from state income taxes.
    It is management's view that changes in the rate of inflation have not had a significant effect on profitability from continuing operations over the three most recent years. Management attempts to minimize the effects of inflation through appropriate planning and operating practices.

    Adoption of SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of" is required in fiscal 1997. We will calculate its impact at that time. Adoption of the disclosure requirements of SFAS No. 123, "Accounting for Stock-based Compensation," is also required in fiscal 1997. This will have no impact on our financial condition or results of operations.

1995 COMPARED WITH 1994
1995 earnings for continuing operations of $371.3 million before restructuring charges, or $2.35 per share, were down 13 percent from $427.1 million, or $2.69 per share earned before unusual items in 1994. The profit decline in 1995 reflected the oats-related disruption experienced by Big G cereals during the first quarter, as well as lower shipments of domestic snack products and the one-time impact of strategic trade-promotion changes. Sales of $5.03 billion in fiscal 1995 were 6 percent lower than 1994. Foodservice, yogurt, family and bakery flour operations, and dinner mixes each recorded volume gains, but total domestic unit volume was down 4 percent in 1995. International results included volume gains of 12 percent in Canada, 21 percent by CPW, and 15 percent for SVE.
    Fiscal 1994 results included an unusual after-tax charge of $87.1 million, or 55 cents per share, to cover estimated costs associated with the improper use of a pesticide by an independent contractor in treating some of the company's oat supplies. Including restructuring and unusual charges in both years, earnings for continuing operations were $259.7 million, or $1.64 per share, in 1995, and $340.0 million, or $2.14 per share, in 1994.

FINANCIAL CONDITION
It is management's view that the most important measures of financial strength are the ratios of cash flow to debt and fixed charge coverage. The cash flow to debt ratio measures the amount of cash that the company generates each year as a percentage of its total debt. The fixed charge coverage ratio measures the number of times each year that the company earns enough to cover its fixed charges. Our targets are 40 to 45 percent cash flow to debt, and fixed charge coverage of at least 6 times. Fiscal 1996 performance, with 49 percent cash flow to debt and 6.9 times fixed charge coverage, exceeded those targets and represented a strengthening of the company's financial position from the point when restaurant operations were spun off at the end of fiscal 1995. General Mills' balance sheet reflects the impact of that spin-off, which reduced stockholders' equity in 1995 by approximately $1.2 billion. Strong cash flow from operations enabled the company to increase shareholders' equity by $167 million and reduce total long-term debt by nearly $200 million during 1996.
    The composition of the company's capital structure is shown in the accompanying table:

CAPITAL STRUCTURE
In Millions                                       MAY 26, 1996     May 28, 1995
- - --------------------------------------------------------------------------------
Notes payable                                       $   141.6         $  112.9
Current portion of long-term debt                        75.4             93.7
Long-term debt                                        1,220.9          1,400.9
Deferred income taxes - tax leases                      157.5            169.1
- - --------------------------------------------------------------------------------
Total debt                                            1,595.4          1,776.6
Debt adjustments:
  Leases - debt equivalent                              159.4            165.0
  Marketable investments, at cost                      (171.8)          (169.2)
- - --------------------------------------------------------------------------------
Adjusted debt                                         1,583.0          1,772.4
Stockholders' equity                                    307.7            141.0
- - --------------------------------------------------------------------------------
Total capital                                        $1,890.7         $1,913.4
- - --------------------------------------------------------------------------------
- - --------------------------------------------------------------------------------

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

DEBT STRUCTURE
Dollars in Millions            MAY 26, 1996             May 28, 1995
- - -------------------------------------------------------------------------

Floating-rate debt         $  280.3        18%      $  347.9          20%
Fixed-rate debt               985.8        62        1,090.4          61
Leases - debt equivalent      159.4        10          165.0           9
Deferred income taxes -
  tax leases                  157.5        10          169.1          10
- - ------------------------------------------------------------------------
Total debt                 $1,583.0       100%      $1,772.4         100%
- - -------------------------------------------------------------------------

  Commercial paper is a continuing source of short-term financing. Bank credit lines are maintained to ensure availability of short-term funds on an as-needed basis. As of May 26, 1996, we had fee-paid credit lines of $350 million.
  Our shelf registration statements permit issuance of up to $562.1 million net proceeds in unsecured debt securities. The shelf registration authorizes a medium-term note program that provides additional flexibility in accessing the debt markets.
  Sources and uses of cash in the past three fiscal years are shown in the accompanying table:

CASH SOURCES (USES)

IN MILLIONS                              1996           1995        1994
- - ------------------------------------------------------------------------
From continuing operations            $ 676.4        $ 457.4     $ 561.3
From discontinued operations            (16.6)         210.1       259.3
Fixed assets and other
  investments, net-continuing          (173.9)        (231.6)     (395.8)
Change in marketable securities            .9           27.4       (50.1)
Proceeds from disposition of
  businesses                               --          188.3          --
Investment activities,
  net-discontinued operations              --         (357.5)     (336.3)
Increase (decrease) in
  outstanding debt-net                 (164.8)        (312.6)      287.7
Financing activities-discontinued
  operations                               --          347.9          --
Common stock issued                      38.0           24.3        13.3
Treasury stock purchases                (35.6)         (57.7)     (145.7)
Dividends paid                         (303.6)        (297.2)     (299.4)
Other                                   (13.2)         (13.6)       (4.2)
- - -------------------------------------------------------------------------
Increase (decrease) in cash
  and cash equivalents                $   7.6        $ (14.8)    $(109.9)
- - -------------------------------------------------------------------------

  Continuing operations generated $219.0 million more cash in 1996 than in 1995 primarily due to higher earnings and a decreased impact from the change in working capital. Capital investment for fixed assets and joint venture development totaled $174 million in 1996, compared to $208 million in 1995. For fiscal 1997 through 1999, we expect our capital investment needs (including development spending for our international joint ventures) to average about $225 million annually. If we meet our earnings growth expectations, cash flow from operations after capital investments should increase and would be available to support growth initiatives including new business development, dividend increases and stock repurchases. During the first two months of 1997, we repurchased 1.9 million shares for $103.4 million.
  Proceeds from disposition of businesses of $188.3 million in 1995 include the sale of Gorton's and certain Latin American operations. Prior to the spin-off at the end of fiscal 1995, the restaurant operations initiated their own borrowings and the funds were used to reduce General Mills' notes payable.

INDEPENDENT AUDITORS' REPORT



The Stockholders and the Board of Directors of General Mills, Inc.:

We have audited the accompanying consolidated balance sheets of General Mills, Inc. and subsidiaries as of May 26, 1996 and May 28, 1995, and the related consolidated statements of earnings and cash flows for each of the fiscal years in the three-year period ended May 26, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of General Mills, Inc. and subsidiaries as of May 26, 1996 and May 28, 1995, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended May 26, 1996 in conformity with generally accepted accounting principles.

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




Minneapolis, Minnesota
June 26, 1996

CONSOLIDATED STATEMENTS OF EARNINGS

                                                       Fiscal Year Ended
                                                 -------------------------------
                                                  MAY 26,     May 28,  May 29,
In Millions, Except per Share Data                   1996        1995      1994
- - --------------------------------------------------------------------------------
Continuing Operations:
Sales                                            $5,416.0    $5,026.7  $5,327.2
Costs and Expenses:
   Cost of sales                                  2,241.0     2,123.0   2,012.5
   Selling, general and administrative            2,128.3     2,008.3   2,350.5
   Depreciation and amortization                    186.7       191.4     173.8
   Interest, net                                    101.4       101.2      78.8
   Unusual items                                        -       183.2     146.9
- - --------------------------------------------------------------------------------
      Total Costs and Expenses                    4,657.4     4,607.1   4,762.5
- - --------------------------------------------------------------------------------
Earnings from Continuing Operations before Taxes
  and Earnings (Losses) of Joint Ventures           758.6       419.6     564.7
Income Taxes                                        279.4       153.3     217.4
Earnings (Losses) from Joint Ventures                (2.8)       (6.6)     (7.3)
- - --------------------------------------------------------------------------------
Earnings from Continuing Operations                 476.4       259.7     340.0
Discontinued Operations after Taxes                     -       107.7     133.4
Cumulative Effect to May 31, 1993
  of Continuing Operations Accounting Changes           -           -      (3.5)
- - --------------------------------------------------------------------------------
Net Earnings                                       $476.4      $367.4    $469.9
- - --------------------------------------------------------------------------------
- - --------------------------------------------------------------------------------
Earnings per Share:
  Continuing operations                             $3.00       $1.64     $2.14
  Discontinued operations                               -         .69       .83
  Cumulative effect of accounting changes               -           -      (.02)
- - --------------------------------------------------------------------------------
Net Earnings per Share                              $3.00       $2.33     $2.95
- - --------------------------------------------------------------------------------
- - --------------------------------------------------------------------------------
Average Number of Common Shares                     158.9       158.0     159.1
- - --------------------------------------------------------------------------------
- - --------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

                                                          MAY 26,       May 28,
In Millions                                                  1996          1995
- - --------------------------------------------------------------------------------
ASSETS
Current Assets:
   Cash and cash equivalents                                $20.6         $13.0
   Receivables, less allowance for doubtful
   accounts of $4.1 in both 1996 and 1995                   337.8         277.3
   Inventories                                              395.5         372.0
   Prepaid expenses and other current assets                132.6          80.8
   Deferred income taxes                                    108.6         153.8
- - --------------------------------------------------------------------------------
      Total Current Assets                                  995.1         896.9
Land, Buildings and Equipment, at cost                    1,312.4       1,456.6
Other Assets                                                987.2       1,004.7
- - --------------------------------------------------------------------------------
Total Assets                                             $3,294.7      $3,358.2
- - --------------------------------------------------------------------------------
- - --------------------------------------------------------------------------------

LIABILITIES AND EQUITY
Current Liabilities:
   Accounts payable                                        $590.7        $494.0
   Current portion of long-term debt                         75.4          93.7
   Notes payable                                            141.6         112.9
   Accrued taxes                                            124.3         108.8
   Accrued payroll                                          124.7         118.2
   Other current liabilities                                135.2         293.3
- - --------------------------------------------------------------------------------
      Total Current Liabilities                           1,191.9       1,220.9
Long-term Debt                                            1,220.9       1,400.9
Deferred Income Taxes                                       250.0         248.6
Deferred Income Taxes -- Tax Leases                         157.5         169.1
Other Liabilities                                           166.7         177.7
- - --------------------------------------------------------------------------------
      Total Liabilities                                   2,987.0       3,217.2
- - --------------------------------------------------------------------------------
Stockholders' Equity:
   Cumulative preference stock, none issued                     -             -
   Common stock, 204.2 shares issued                        384.3         379.5
   Retained earnings                                      1,408.6       1,233.3
   Less common stock in treasury, at cost,
   shares of 45.2 in 1996 and 46.3 in 1995               (1,367.4)     (1,372.1)
   Unearned compensation and other                          (61.2)        (57.9)
   Cumulative foreign currency adjustment                   (56.6)        (41.8)
- - --------------------------------------------------------------------------------
      Total Stockholders' Equity                            307.7         141.0
- - --------------------------------------------------------------------------------
Total Liabilities and Equity                             $3,294.7      $3,358.2
- - --------------------------------------------------------------------------------
- - --------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                Fiscal Year Ended
                                                                    -------------------------------------
                                                                    MAY 26,        May 28,        May 29,
In Millions                                                            1996           1995           1994
- - ---------------------------------------------------------------------------------------------------------
Cash Flows - Operating Activities:
   Earnings from continuing operations                               $476.4         $259.7         $336.5
   Adjustments to reconcile earnings to cash flow:
      Depreciation and amortization                                   186.7          191.4          173.8
      Deferred income taxes                                            42.4           59.0          (34.0)
      Change in current assets and liabilities, net of effects
        from business acquired                                        (25.9)        (227.8)         (79.1)
      Unusual expenses                                                    -          183.2          146.9
      Other, net                                                       (3.2)          (8.1)          17.2
- - ---------------------------------------------------------------------------------------------------------
   Cash provided by continuing operations                             676.4          457.4          561.3
   Cash provided (used) by discontinued operations                    (16.6)         210.1          259.3
- - ---------------------------------------------------------------------------------------------------------
      Net Cash Provided by Operating Activities                       659.8          667.5          820.6
- - ---------------------------------------------------------------------------------------------------------
Cash Flows - Investment Activities:
   Purchases of land, buildings and equipment                        (128.8)        (156.5)        (212.5)
   Investments in businesses, intangibles and affiliates,
      net of dividends                                                (40.0)         (48.8)        (140.7)
   Purchases of marketable securities                                 (21.6)         (21.7)         (83.8)
   Proceeds from sale of marketable securities                         22.5           49.1           33.7
   Proceeds from disposal of land, buildings and equipment              6.2            1.2            3.3
   Proceeds from disposition of businesses                                -          188.3              -
   Other, net                                                         (11.3)         (27.5)         (45.9)
   Discontinued operations investment activities, net                     -         (357.5)        (336.3)
- - ---------------------------------------------------------------------------------------------------------
      Net Cash Used by Investment Activities                         (173.0)        (373.4)        (782.2)
- - ---------------------------------------------------------------------------------------------------------
Cash Flows - Financing Activities:
   Increase (decrease) in notes payable                               (42.4)        (330.4)          93.2
   Issuance of long-term debt                                          42.3          135.0          273.6
   Payment of long-term debt                                         (164.7)        (117.2)         (79.1)
   Common stock issued                                                 38.0           24.3           13.3
   Purchases of common stock for treasury                             (35.6)         (57.7)        (145.7)
   Dividends paid                                                    (303.6)        (297.2)        (299.4)
   Other, net                                                         (13.2)         (13.6)          (4.2)
   Discontinued operations financing activities                           -          347.9              -
- - ---------------------------------------------------------------------------------------------------------
      Net Cash Used by Financing Activities                          (479.2)        (308.9)        (148.3)
- - ---------------------------------------------------------------------------------------------------------
Increase (Decrease) in Cash and Cash Equivalents                        7.6          (14.8)        (109.9)
Cash and Cash Equivalents - Beginning of Year                          13.0           27.8          137.7
- - ---------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents - End of Year                               $20.6          $13.0          $27.8
- - ---------------------------------------------------------------------------------------------------------
- - ---------------------------------------------------------------------------------------------------------

Cash Flow from Changes in Current Assets and Liabilities:
   Receivables                                                       $(59.5)        $(11.9)        $(11.5)
   Inventories                                                        (23.7)         (52.7)         (76.1)
   Prepaid expenses and other current assets                           (6.3)         (11.9)         (22.2)
   Accounts payable                                                    93.2          (18.1)          (5.7)
   Other current liabilities                                          (29.6)        (133.2)          36.4
- - ---------------------------------------------------------------------------------------------------------
Change in Current Assets and Liabilities                             $(25.9)       $(227.8)        $(79.1)
- - ---------------------------------------------------------------------------------------------------------
- - ---------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- - --------------------------------------------------------------------------------

NOTE ONE:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of the Consolidated Financial Statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
    Certain prior-year amounts have been reclassified to conform to the 1996 presentation.

A.  PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the following domestic and foreign operations: parent company and 100% owned subsidiaries, and General Mills' investment in and share of net earnings or losses of 20-50% owned companies.
    Our fiscal year ends on the last Sunday in May. Years 1996, 1995 and 1994 each consisted of 52 weeks.

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

D.  INTANGIBLE ASSETS
Goodwill represents the difference between purchase prices of acquired companies and the related fair values of net assets acquired and accounted for by the purchase method of accounting. Goodwill is amortized on a straight-line basis over 40 years or less.
    Intangible assets include an amount that offsets a minimum liability recorded for a pension plan with assets less than accumulated benefits as required by Financial Accounting Standard No. 87.
    The costs of patents, copyrights and other intangible assets are amortized evenly over their estimated useful lives.
    The Audit Committee of the Board of Directors annually reviews goodwill and other intangibles. At its meeting on April 22, 1996, the Board of Directors affirmed that the remaining amounts of these assets have continuing value.

E.  RESEARCH AND DEVELOPMENT
All expenditures for research and development are charged against earnings in the year incurred. The charges for 1996, 1995 and 1994 were $60.1 million, $59.8 million and $59.1 million, respectively.

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

I.  SEGMENT INFORMATION
We operate exclusively in the consumer foods industry. On May 28, 1995 we spun off our restaurants segment. See note two.

J.  ADVERTISING COSTS
Advertising expense (including production and communication costs) for fiscal 1996, 1995 and 1994 was $319.7, $323.7 and $292.1 million, respectively.
Prepaid advertising costs (including syndication properties) of $24.2 and $33.1 million were reported as assets at May 26, 1996 and May 28, 1995, respectively. We expense the production costs of advertising the first time the advertising takes place.

K.  STOCK-BASED COMPENSATION
We use the "intrinsic value-based method" for measuring the cost of compensation paid in company stock. This method defines our cost as the excess of the stock's market value at the time of the grant over the amount that the employee is required to pay. Our policy for stock options is to set the employee's payment at market value, as of the date of the grant.

L.  NEW ACCOUNTING RULES
In March 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This new standard requires that long-lived assets be reviewed for impairment whenever the carrying amount of those assets may not be recoverable. The recoverability is based on the estimated future cash flows resulting from the use of the asset. Adoption of SFAS No. 121 is required in our fiscal 1997. We will calculate its impact at that time.
    In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-based Compensation." This new standard allows either a fair-value based method or an intrinsic value-based method of accounting for stock-based compensation plans. Adoption of the disclosure requirements of SFAS No. 123 is required in our fiscal 1997. We will adopt the disclosure provisions of SFAS No. 123 and retain the intrinsic value-based method described above. Therefore, there will be no impact on our financial condition or results of operations from the adoption of SFAS No. 123.

NOTE TWO:  DISCONTINUED OPERATIONS

As of May 28, 1995, General Mills distributed to shareholders the common stock of Darden Restaurants, Inc. (Darden). General Mills' shareholders received one share of Darden for each share of General Mills common stock owned as of the close of business on May 15, 1995. This distribution reduced Stockholders' Equity by $1,218.7 million. Our former restaurant operations included in Darden are presented as a part of Discontinued Operations for all periods presented.
    On May 18, 1995, we sold our Gorton's frozen and canned seafood business to Unilever United States, Inc. Gorton's is also included in Discontinued Operations for all periods presented.
    The results of the discontinued operations in fiscal 1995 and 1994 are summarized as follows:

                                                             Fiscal Year
                                                      -------------------------
In Millions                                               1995             1994
- - -------------------------------------------------------------------------------
Total net sales                                      $3,366.9         $3,189.7
- - --------------------------------------------------------------------------------
Pretax earnings                                         $80.0           $205.2
Income taxes                                             17.9             75.5
- - --------------------------------------------------------------------------------
Net earnings - operations                                62.1            129.7
  Accounting changes                                        -              3.7
  Spin-off costs and other                               (7.7)               -
  Gorton's sale and Red Lobster Japan joint venture
    termination                                          53.3                -
- - --------------------------------------------------------------------------------
    Discontinued operations, net                       $107.7           $133.4
- - --------------------------------------------------------------------------------
- - --------------------------------------------------------------------------------

NOTE THREE:  UNUSUAL ITEMS

In 1995, we recorded restructuring charges of $183.2 million pretax, $111.6 million after tax ($.71 per share) primarily related to shutting down and scaling back production systems at four food manufacturing locations and realignment of the sales organization. The charges included approximately $139 million in non-cash charges primarily related to asset write-offs and approximately $44 million of cash charges, primarily related to disposal of assets and severance costs. These restructuring activities were substantially completed in fiscal 1996 and there has been no adjustment to the original reserve. There is a remaining reserve of $27.3 million.
     In 1994, we recorded a charge of $146.9 million pretax, $87.1 million after tax ($.55 per share) to cover estimated costs associated with the actions of an independent licensed contractor who used an unapproved pesticide in treating some of our oat supplies, a portion of which was used in production. While the substitution presented no consumer health or safety issues, the pesticide had not been registered for use on oats and thus its application represented an FDA regulatory violation. The charge included estimated costs associated with the disposition of finished oat products and oats inventory and other related expenses, as well as the settlement costs of several consumer class action lawsuits. Most of these costs were incurred in fiscal 1995 and 1996 and the original reserve has not required adjustment. We are in litigation against our insurers to recover costs associated with this matter.

NOTE FOUR:  INVESTMENTS IN JOINT VENTURES

We are involved in three joint ventures. We have a 50% equity interest in Cereal Partners Worldwide (CPW), our joint venture with Nestle, S.A., which manufactures and markets breakfast cereals outside North America. We have a 40.5% equity interest in Snack Ventures Europe (SVE), our joint venture with PepsiCo, Inc., which manufactures and markets snack foods in continental Europe. We have a 50% equity interest in International Dessert Partners (IDP), our joint venture with CPC International Inc., which manufactures and markets baking mixes and desserts in Latin America.
     The joint ventures are reflected in the financial statements on an equity accounting basis. We record our share of the earnings or (losses) of these joint ventures. (The table that follows in this footnote reflects the joint ventures on a 100% basis.) We also receive royalty income from these joint ventures, incur various expenses (primarily research and development), and record the tax impact of certain of the joint venture operations that are structured as partnerships. Including all these factors, the effect on our net income related to the joint ventures was a charge of $2.8 million, $6.6 million and $7.3 million in fiscal 1996, 1995 and 1994, respectively.
     Our cumulative investment in these joint ventures (including our share of earnings and losses) was $229.8 million, $228.8 million and $180.1 million at the end of fiscal years 1996, 1995 and 1994, respectively. We made aggregate investments in the joint ventures of $45.3 million, $51.6 million and $53.0 million in fiscal years 1996, 1995 and 1994, respectively. We received aggregate dividends from the joint ventures of $8.2 million and $7.3 million in fiscal years 1996 and 1995, respectively. No dividends were received in fiscal year 1994.

     Summary combined financial information for the joint ventures on a 100% basis follows. Since we record our share of CPW and IDP results on a two-month lag, their information is included in the combined information as of and for the twelve months ended March 31, whereas the SVE information included in the combined information is consistent with our May year end.

COMBINED FINANCIAL INFORMATION - JOINT VENTURES - 100% BASIS

                                                Fiscal Year Ended
                                      -------------------------------------
                                      MAY 26,        May 28,        May 29,
In Millions                              1996           1995           1994
- - ---------------------------------------------------------------------------
Sales                                $1,599.5       $1,326.3       $1,085.8
Gross Profit                            838.1          686.2          578.0
Earnings (losses) before Taxes           12.1             .6          (12.1)
Earnings (losses) after Taxes           (13.1)         (18.9)         (28.4)

                                      MAY 26,        May 28,
In Millions                              1996           1995
- - ------------------------------------------------------------
Current Assets                         $379.4         $352.4
Non-current Assets                      648.1          608.8
Current Liabilities                     469.8          437.5
Non-current Liabilities                  87.2          103.5

     Our proportionate share of the sales of the joint ventures was $705.7 million, $584.0 million and $476.4 million for fiscal years 1996, 1995 and 1994, respectively.
NOTE FIVE:  BALANCE SHEET INFORMATION

The components of certain balance sheet accounts are as follows:

                                                     MAY 26,            May 28,
In Millions                                             1996               1995
- - --------------------------------------------------------------------------------
Land, Buildings and Equipment:
   Land                                                $17.8              $18.5
   Buildings                                           516.2              524.9
   Equipment                                         1,865.4            1,877.5
   Construction in progress                            108.6              191.0
- - --------------------------------------------------------------------------------
      Total land, buildings and equipment            2,508.0            2,611.9
   Less accumulated depreciation                    (1,195.6)          (1,155.3)
- - --------------------------------------------------------------------------------
      Net land, buildings and equipment             $1,312.4           $1,456.6
- - --------------------------------------------------------------------------------
- - --------------------------------------------------------------------------------

Other Assets:
   Prepaid pension                                    $362.3             $320.7
   Marketable securities, at market                    167.9              214.7
   Investments in and advances to affiliates           217.4              214.7
   Intangible assets                                   110.3              119.9
   Miscellaneous                                       129.3              134.7
- - --------------------------------------------------------------------------------
      Total other assets                              $987.2           $1,004.7
- - --------------------------------------------------------------------------------
- - --------------------------------------------------------------------------------

     We adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," as of May 30, 1994. Adoption of this standard had no impact on our Consolidated Statement of Earnings, and the Consolidated Balance Sheet was not materially affected. Beginning in fiscal 1995, available-for-sale securities, including their associated derivatives, are reflected at fair market value in the Consolidated

Balance Sheet. The aggregate unrealized gains and losses on available-for-sale securities, net of tax effects, are accumulated in the "Unearned compensation and other" account within Stockholders' Equity.
     As of May 26, 1996, a comparison of cost and market values of our marketable securities (all of which are debt securities) was as follows:

                                           MARKET     GROSS     GROSS
IN MILLIONS                                  COST     VALUE      GAIN      LOSS
- - -------------------------------------------------------------------------------
In "Other Current Assets"                   $44.2     $44.4       $.2        $-
In "Other Assets"                           127.6     167.9      40.3         -
- - -------------------------------------------------------------------------------
  Total marketable securities              $171.8    $212.3     $40.5        $-
- - -------------------------------------------------------------------------------
- - -------------------------------------------------------------------------------


     Realized gains from sales of marketable securities were $3.8 million and $.7 million in fiscal 1996 and 1995, respectively. In addition, realized losses from purchases of our related debt (see note nine) were $2.3 million and $1.6 million in fiscal 1996 and 1995, respectively.

NOTE FIVE:  BALANCE SHEET INFORMATION (continued)

     Scheduled maturities of our marketable securities are as follows:

In Millions                                             Cost        Market Value
- - --------------------------------------------------------------------------------
Under one year (current)                               $44.2               $44.4
From 1 to 3 years                                       37.3                37.3
From 4 to 7 years                                       23.6                23.9
Over 7 years                                            66.7               106.7
- - --------------------------------------------------------------------------------
     Totals                                           $171.8              $212.3
- - --------------------------------------------------------------------------------
- - --------------------------------------------------------------------------------


NOTE SIX:  INVENTORIES

The components of inventories are as follows:




                                                     MAY 26,             May 28,
In Millions                                             1996                1995
- - --------------------------------------------------------------------------------
Raw materials, work in process and supplies          $  77.6             $  77.1
Finished goods                                         255.1               282.2
Grain                                                                      118.5
  65.7
Reserve for LIFO valuation method                     (55.7)              (53.0)
- - --------------------------------------------------------------------------------
     Total inventories                                $395.5              $372.0
- - --------------------------------------------------------------------------------
- - --------------------------------------------------------------------------------


     At May 26, 1996 and May 28, 1995, respectively, inventories of $209.2 million and $237.3 million were valued at LIFO.


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

                                     MAY 26, 1996           May 28, 1995
                                --------------------------------------------
                                CARRYING        FAIR    Carrying        Fair
In Millions                       AMOUNT       VALUE      Amount       Value
- - ----------------------------------------------------------------------------

ASSETS AND LIABILITIES
- - ----------------------
Assets:
  Cash and cash equivalents     $   20.6    $   20.6    $   13.0    $   13.0
  Receivables                      337.8       337.8       277.3       277.3
  Marketable securities            215.1       215.1       216.3       216.3
Liabilities:
  Accounts payable                 590.7       590.7       494.0       494.0
  Debt                           1,437.9     1,515.7     1,607.5     1,689.6
DERIVATIVES RELATING TO:
- - ------------------------
Marketable securities               (2.8)       (2.8)       (1.6)       (1.6)
Debt                                   -         3.1           -         1.3

     The fair values were estimated using current market quotes and interest rates. Gains or losses from derivatives offset and neutralize the corresponding losses or gains from the asset or liability being hedged. We ensure that these derivative instruments correlate with the asset or liability being hedged, and we do not issue or hold derivatives for trading or speculative purposes.
     We use derivative instruments to reduce financial risk in three areas: interest rates, foreign currency and commodities. The notional amounts of derivatives do not represent actual amounts exchanged by the parties and, thus, are not a measure of the exposure of the Company through its use of derivatives. Interest rate swap and foreign exchange agreements are made with a diversified group of highly rated financial institutions, whereas commodities agreements are entered into through various regulated exchanges. We have credit exposure associated with these agreements to the extent that the instruments have a positive fair value, but we do not anticipate any losses. The Company does not have a significant concentration of risk with any single party or group of parties in any of its financial instruments.

     (1) INTEREST RATE RISK MANAGEMENT - We use interest rate swaps to hedge and/or lower financing costs, to adjust our floating- and fixed-rate debt positions, and to lock in a positive interest rate spread between certain assets and liabilities. An interest rate swap used in conjunction with a debt financing may allow the Company to create fixed or floating-rate financing at a lower cost than with a stand-alone financing. Generally, under interest rate swaps, the Company agrees with a counterparty to exchange the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount.
     The following table indicates the types of swaps used to hedge various assets and liabilities and their weighted average interest rates. Average variable rates are based on rates as of the end of the reporting period. The swap contracts mature from fiscal 1997 to fiscal 2008.

                                          MAY 26, 1996         May 28, 1995
                                         -------------------------------------
$ in Millions                            ASSET   LIABILITY   Asset  Liability
- - ------------------------------------------------------------------------------

Receive fixed swaps - notional amount   $   -      $90.0     $   -     $90.0
    Average receive rate                    -        7.1%        -       6.8%
    Average pay rate                        -        5.1%        -       5.8%
Pay fixed swaps - notional amount       $63.0      $21.3     $74.8     $21.3
    Average receive rate                  5.7%       5.4%      6.4%      6.1%
    Average pay rate                      8.9%       6.2%      8.3%      6.2%

     The interest rate differential on interest rate swaps used to hedge existing assets and liabilities is recognized as an adjustment of interest expense or income over the term of the agreement.

     The Company uses interest rate options and cap agreements primarily to reduce the impact of interest rate changes on its floating-rate debt, as well as to hedge the value of call options contained in long-term debt issued by the Company in earlier periods. In return for an upfront payment, an interest rate swap option grants the purchaser the right to receive (pay) the fixed rate interest amount in an interest rate swap. In return for an upfront payment, a cap agreement entitles the purchaser to receive the amount, if any, by which an agreed upon floating rate index exceeds the cap interest rate. The following table summarizes our option and cap agreements, which mature in fiscal 1997.

                                          MAY 26, 1996           May 28, 1995
                                     ------------------------------------------
                                     NOTIONAL      AVERAGE    Notional  Average
$ in Millions                          AMOUNT         RATE      Amount   Rate
- - --------------------------------------------------------------------------------

Caps purchased - receive floating    $  200.0          7.0%     $200.0     7.0%

     The premiums paid/received for interest rate options and cap agreements are included in other assets/liabilities and are amortized to interest expense over the terms of the agreements. Amounts receivable or payable under the cap agreements are recognized as yield adjustments over the life of the related debt.

     (2) FOREIGN-CURRENCY EXPOSURE - We selectively hedge the potential effect of foreign currency fluctuations related to operating activities and net investments in foreign operations by entering into foreign exchange contracts with highly rated financial institutions. Realized and unrealized gains and losses on hedges of firm commitments are included in the cost basis of the asset being hedged and are recognized as the asset is expensed through cost of goods sold or depreciation. Realized and unrealized gains and losses on contracts that hedge other operating activities are recognized currently in net earnings. Realized and unrealized gains and losses on contracts that hedge net investments are recognized in the foreign currency adjustment in Stockholders' Equity.
     The components of our net foreign investment exposure by geographic region are as follows:

                                           MAY 26,                  May 28,
In Millions                                   1996                     1995
- - ---------------------------------------------------------------------------
Europe                                      $156.7                   $165.3
North/South America                           35.3                     32.3
Asia                                           1.9                      1.9
- - ---------------------------------------------------------------------------
Total exposure                               193.9                    199.5
After-tax hedges                                 -                     (7.0)
- - ---------------------------------------------------------------------------
Net exposure                                $193.9                   $192.5
- - ---------------------------------------------------------------------------
- - ---------------------------------------------------------------------------

     At May 26, 1996, we had forward contracts maturing in fiscal 1997 to sell $57.3 million of foreign currencies. The fair value of these contracts is based on third-party quotes and was immaterial at May 26, 1996.

     (3) COMMODITIES - The Company uses an integrated set of financial instruments in its purchasing cycle, including purchase orders, noncancelable contracts, futures contracts, and futures options. Except as described below, these instruments are all used to purchase ingredients for the Company's internal needs, and to manage purchase prices and inventory values as practical. All futures contracts and futures options are exchange-based instruments with ready liquidity and determinable market values. Unrealized gains and losses are recorded monthly and deferred until the physical ingredients flow through cost of goods sold. The net gain and losses deferred and expensed are immaterial.
At May 26, 1996 and May 28, 1995, the aggregate fair value of our ingredient derivatives position was $66.9 million and $53.8 million, respectively.

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

NOTE EIGHT:  NOTES PAYABLE

     The components of notes payable and their respective weighted average interest rates at the end of the period are as follows:

                                                               MAY 26, 1996                 May 28, 1995
                                                          ----------------------------------------------------
                                                                        Weighted                      Weighted
                                                                         Average                       Average
                                                            Notes       Interest          Notes       Interest
$ in Millions                                             Payable           Rate        Payable           Rate
- - --------------------------------------------------------------------------------------------------------------
U.S. commercial paper                                    $  15.0            5.2%       $  78.3            6.1%
Canadian commercial paper                                   19.9            4.8           22.8            7.7
Financial institutions                                     281.7            5.4          261.8            6.4
Amounts reclassified to long-term debt                    (175.0)             -         (250.0)             -
- - --------------------------------------------------------------------------------------------------------------
    Total notes payable                                   $141.6                        $112.9
- - --------------------------------------------------------------------------------------------------------------
- - --------------------------------------------------------------------------------------------------------------

     To ensure availability of funds, we maintain bank credit lines sufficient to cover our outstanding short-term borrowings. As of May 26, 1996, we had $350.0 million fee-paid lines and $64.6 million uncommitted, no-fee lines available in the U.S. and Canada. In addition, other foreign subsidiaries had no-fee lines of $122.7 million of which $55.3 million are unused.
     We have a revolving credit agreement expiring in December 2000 that provides for the fee-paid credit lines. This agreement provides us with the ability to refinance short-term borrowings on a long-term basis, and therefore we have reclassified a portion of our notes payable to long-term debt.

NOTE NINE:  LONG-TERM DEBT

                                                           MAY 26,       May 28,
In Millions                                                  1996          1995
- - -------------------------------------------------------------------------------
Medium-term notes, 5.2% to 9.1%,
  due 1996 to 2033                                         $978.1      $1,094.4
Zero coupon notes, yield 11.1%, $284.0
  due August 15, 2013                                        44.5          43.1
8.2% ESOP loan guaranty,
  due through June 30, 2007                                  70.4          74.5
Zero coupon notes, yield 11.7%, $64.4
  due August 15, 2004                                        25.3          22.6
Notes payable, reclassified                                 175.0         250.0
Other                                                         3.0          10.0
- - --------------------------------------------------------------------------------
                                                          1,296.3       1,494.6
Less amounts due within one year                            (75.4)        (93.7)
- - --------------------------------------------------------------------------------
  Total long-term debt                                   $1,220.9      $1,400.9
- - --------------------------------------------------------------------------------
- - --------------------------------------------------------------------------------

At May 26, 1996 our debt shelf registrations permit the issuance of up to $562.1 million net proceeds in unsecured debt securities to reduce short-term debt and for other general corporate purposes, and include a medium-term note program that allows us to issue debt quickly for various amounts and at various rates and maturities.

     In 1996, we issued $35.0 million of debt under our medium-term note program with maturities from five to 12 years and interest rates from 5.2% to 7.2%. In 1995, $125.0 million of debt was issued under this program with maturities from two to 12 years and interest rates from 6.4% to 8.0%.
     The Company has guaranteed the debt of the Employee Stock Ownership Plan; therefore, the loan is reflected on our consolidated balance sheets as long-term debt with a related offset in stockholders' equity, "Unearned compensation and other."
     The sinking fund and principal payments due on long-term debt are (in millions) $75.4, $150.6, $84.7, $90.0 and $62.3 in fiscal years ending 1997,
1998, 1999, 2000 and 2001, respectively. The notes payable that are reclassified under our revolving credit agreement are not included in these principal payments.
     Our marketable securities (see note five) include zero coupon U.S. Treasury securities. These investments are intended to provide the funds for the payment of principal and interest for the zero coupon notes due August 15, 2004 and 2013.

NOTE TEN:  STOCK OPTIONS

The following table contains information on stock options:

                                                                  Average Option
                                                      Shares     Price per Share

- - --------------------------------------------------------------------------------
Granted
     1996                                          4,127,602              $52.55
     1995                                          4,063,100               55.11
     1994                                          4,868,098               63.22
- - --------------------------------------------------------------------------------
Exercised
     1996                                          1,778,823              $25.87
     1995                                            725,437               32.31
     1994                                            562,714               31.08
- - --------------------------------------------------------------------------------
Expired
     1996                                            730,343              $49.40
     1995                                            574,714               59.33
     1994                                            459,800               62.56
- - --------------------------------------------------------------------------------
Outstanding at year end
     1996                                         23,593,232              $44.46
     1995                                         21,974,796               41.60
     1994                                         18,009,478               49.52
- - --------------------------------------------------------------------------------
Exercisable at year end
     1996                                        11,315,131$                7.70
     1995                                         12,576,580               33.37
     1994                                         10,278,466               38.73
- - --------------------------------------------------------------------------------

     A total of 13,693,716 shares (including 7,000,000 shares for salary replacement options and 219,817 shares for restricted stock) are available for grants of options or restricted stock to employees under our 1993 and 1995 stock plans through October 1, 1998 and September 30, 2000, respectively. An additional 1,430,400 shares are available for grants under the plans on a one-for-one basis as common stock is repurchased by the Company. Options may be granted at a price not less than 100 percent of fair market value on the date the option is granted. Options now outstanding include some granted under the 1984, 1988, and 1990 option plans, under which no further rights may be granted. All options expire within 10 years plus one month after the date of grant. The plans provide for full vesting of options in the event there is a change of control.
     The 1993 plan permits awards of restricted stock to key employees subject to a restricted period and a purchase price, if any, to be paid by the employee as determined by the Compensation Committee of the

Board of Directors. The 1988 plan also permitted such awards. Most of the restricted stock awards require the employee to deposit personally owned shares (on a one-for-one basis) with the Company during the restricted period. In 1996, grants from the 1993 plan of 101,907 shares of restricted stock were made, and on May 26, 1996, there were 224,100 of such shares outstanding.
     The 1988 plan permitted the granting of performance units corresponding to stock options granted. The value of performance units was determined by return on equity and growth in earnings per share measured against preset goals over three-year performance periods. For seven years after a performance period, holders may elect to receive the value of performance units (with interest) as an alternative to exercising corresponding stock options. On May 26, 1996, there were 2,345,156 outstanding options with corresponding performance unit accounts.
     As of May 26, 1996, there were 25,758 shares of restricted stock outstanding under a separate 1990 stock plan for non-employee directors.
     A new plan to be presented to stockholders for approval at the 1996 annual meeting will annually grant each non-employee director an option to purchase 2,500 shares at fair market value on the date of grant. Options expire 10 years after the date of grant. The plan also includes an annual restricted stock grant to non-employee directors, who each may choose to receive either 500 shares of stock restricted for one year, or 500 restricted stock units convertible to common stock after his or her term of service on the board is completed. There will be 250,000 shares available for grants of options and restricted stock to non-employee directors until September 30, 2001 under this new plan.
     The number and exercise price of options outstanding when the Restaurant operations were spun off were adjusted to compensate for the market value of the Darden shares distributed to our stockholders. This adjustment increased the number of General Mills options outstanding at May 28, 1995 by 1,202,369 shares and decreased the exercise price of the option shares outstanding by approximately 17.7 percent. Other than these adjustments to the 1995 outstanding and exercisable options, no other data in the table above has been restated.

NOTE ELEVEN:  STOCKHOLDERS' EQUITY

                                            $.10 Par Value Common Stock
                                           (One Billion Shares Authorized)
                                         ----------------------------------                                 Cumulative
In Millions, Except                             Issued        Treasury                        Unearned         Foreign
                                         --------------   -----------------    Retained   Compensation        Currency
per Share Data                           Shares  Amount   Shares     Amount    Earnings      and Other      Adjustment      Total
- - ---------------------------------------------------------------------------------------------------------------------------------
Balance at May 30, 1993                   204.2  $358.7    (43.7) $(1,196.4)   $2,284.5        $(167.5)         $(60.8)  $1,218.5
Net earnings                                                                      469.9                                     469.9
Cash dividends declared ($1.88
  per share), net of income
  taxes of $2.9                                                                  (296.5)                                   (296.5)
Stock option, profit sharing and
  ESOP plans                                  -     8.0       .4        7.5                                                  15.5
Shares purchased on open market                             (2.4)    (145.7)                                               (145.7)
Put option premium                            -     6.3        -         .2                                                   6.5
Transfer of put options                       -  (122.0)                                                                   (122.0)
Unearned compensation related to
  restricted stock awards                                                                         (3.9)                      (3.9)
Earned compensation                                                                                9.6                        9.6
Minimum pension liability adjustment                                                               1.6                        1.6
Translation adjustments, net of
  income taxes of $4.2                                                                                            (2.3)      (2.3)
- - ---------------------------------------------------------------------------------------------------------------------------------
Balance at May 29, 1994                   204.2   251.0    (45.7)  (1,334.4)    2,457.9         (160.2)          (63.1)   1,151.2
Unrealized gain, net of income taxes
  of $14.0, on available-for-sale
  securities at May 30, 1994                                                                      22.0                       22.0
Net earnings                                                                      367.4                                     367.4
Cash dividends declared ($1.88
  per share), net of income
  taxes of $3.1                                                                  (294.1)                                   (294.1)
Stock option, profit sharing and
  ESOP plans                                  -    10.0       .4       17.2                                                  27.2
Shares purchased via puts, or on open
  market                                                    (1.0)     (57.7)                                                (57.7)
Put option premium/settlements, net           -    (3.5)       -        2.8                                                   (.7)
Transfer of put options                       -   122.0                                                                     122.0
Unearned compensation related to
  restricted stock awards                                                                         (5.6)                      (5.6)



                                            $.10 Par Value Common Stock
                                           (One Billion Shares Authorized)
                                         ----------------------------------                                 Cumulative
In Millions, Except                             Issued        Treasury                        Unearned         Foreign
                                         --------------   -----------------    Retained   Compensation        Currency
per Share Data                           Shares  Amount   Shares     Amount    Earnings      and Other      Adjustment      Total
- - ---------------------------------------------------------------------------------------------------------------------------------

Earned compensation                                                                               11.0                       11.0
Change in unrealized gain, net of
  income taxes of $3.7, on
  available-for-sale securities                                                                    5.8                        5.8
Amount charged to gain on sale of
  foreign operations                                                                                               3.6        3.6
Translation adjustments, net of
  income tax benefit of $.2                                                                                        7.6        7.6
Transfer of equity components to
  Darden prior to spin-off                                                                        69.1            10.1       79.2
Distribution of equity to stockholders
  from spin-off of Restaurant operations                                       (1,297.9)                                 (1,297.9)
- - ---------------------------------------------------------------------------------------------------------------------------------
Balance at May 28, 1995                   204.2   379.5    (46.3)  (1,372.1)    1,233.3          (57.9)          (41.8)     141.0
Net earnings                                                                      476.4                                     476.4
Cash dividends declared ($1.91
  per share), net of income
  taxes of $2.5                                                                  (301.1)                                   (301.1)
Stock option, profit sharing and
  ESOP plans                                  -     4.6      1.7       40.3                                                  44.9
Shares purchased on open market                              (.6)     (35.6)                                                (35.6)
Put option premium                            -      .2                                                                        .2
Unearned compensation related to
  restricted stock awards                                                                         (6.5)                      (6.5)
Earned compensation                                                                                7.1                        7.1
Change in unrealized gain, net of
  income taxes of $2.0, on
  available-for-sale securities                                                                   (3.1)                      (3.1)
Minimum pension liability adjustment                                                               (.8)                       (.8)
Translation adjustments, net of
  income tax benefit of $.2                                                                                      (14.8)     (14.8)
- - ---------------------------------------------------------------------------------------------------------------------------------
Balance at May 26, 1996                   204.2  $384.3    (45.2) $(1,367.4)  $ 1,408.6         $(61.2)         $(56.6)    $307.7
- - ---------------------------------------------------------------------------------------------------------------------------------
- - ---------------------------------------------------------------------------------------------------------------------------------


Cumulative preference stock of 5.0 million shares, without par value, is authorized but unissued.

    We have a shareholder rights plan that entitles each outstanding share of common stock to one right. Each right entitles the holder to purchase one one-hundredth of a share of cumulative preference stock (or, in certain circumstances, common stock or other securities), exercisable upon the occurrence of certain events. The rights are not transferable apart from the common stock until a person or group has acquired 20 percent or more, or makes a tender offer for 20 percent or more, of the common stock. If the Company is then acquired in a merger or other business combination transaction, each right will entitle the holder (other than the acquiror) to receive, upon exercise, common stock of either the Company or the acquiring company having a market value equal to two times the exercise price of the right. The initial exercise price is $240 per right. The rights are redeemable by the Board at anytime prior to the acquisition of 20 percent or more of the outstanding common stock. The rights expire on February 1, 2006. At May 26, 1996, there were 159.0 million rights issued and outstanding.
    The Board of Directors has authorized the repurchase, from time to time, of common stock for our treasury, provided that the number of shares held in treasury shall not exceed 60.0 million.
    Through private transactions in fiscal 1996 and 1994, we issued put options that entitled the holder to sell shares of our common stock to us, at a specified price, if the holder exercised the option. In 1996, we issued put options for .2 million shares for $.2 million in premiums. There were no put options outstanding at May 26, 1996.

NOTE TWELVE:  INTEREST EXPENSE

The components of net interest expense are as follows:

                                                              Fiscal Year
                                                      --------------------------
In Millions                                             1996      1995     1994
- - --------------------------------------------------------------------------------
Interest expense                                     $117.2    $150.0   $121.7
Capitalized interest                                    (.6)     (5.2)    (6.1)

Interest income                                       (15.2)    (19.4)   (16.4)
- - --------------------------------------------------------------------------------
   Total interest expense, net                        101.4     125.4     99.2
Net interest allocated to discontinued operations         -     (24.2)   (20.4)
- - --------------------------------------------------------------------------------
    Interest expense, net                            $101.4    $101.2   $ 78.8
- - --------------------------------------------------------------------------------
- - --------------------------------------------------------------------------------

     During 1996, 1995 and 1994, we paid interest (net of amount capitalized) of $103.8 million, $135.2 million and $99.0 million, respectively. The interest allocated to discontinued operations is net of capitalized interest credits of $4.3 million and $4.1 million in 1995 and 1994, respectively.

NOTE THIRTEEN:  RETIREMENT PLANS

We have defined-benefit plans covering most employees. Benefits for salaried employees are based on length of service and final average compensation. The hourly plans include various monthly amounts for each year of credited service. Our funding policy is consistent with the funding requirements of federal law and regulations. Our principal plan covering salaried employees has a provision that any excess pension assets would be vested in plan participants if the plan is terminated within five years of a change in control. Plan assets consist principally of listed equity securities, corporate obligations and U.S. government securities.

     Components of net pension income are as follows:

                                                              Fiscal Year
                                                        ------------------------
Expense (Income) in Millions                            1996      1995     1994
- - --------------------------------------------------------------------------------
Service cost--benefits earned                         $14.1    $ 13.5   $ 14.6
Interest cost on projected benefit obligation          56.7      55.1     52.9
Actual return on plan assets                         (162.3)   (106.9)   (47.8)
Net amortization and deferral                          61.4       8.3    (43.9)
- - --------------------------------------------------------------------------------
  Net pension income                                 $(30.1)   $(30.0)  $(24.2)
- - --------------------------------------------------------------------------------
- - --------------------------------------------------------------------------------

     The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the benefit obligations were 8.1% and 4.5% in 1996, and 8.0% and 4.5% in 1995, respectively. The expected long-term rate of return on assets was 10.4%.

     The funded status of the plans and the amount recognized on the consolidated balance sheets (as determined as of May 31, 1996 and 1995) are as follows:

                                               MAY 26, 1996                   May 28, 1995
                                   -------------------------------------------------------------
                                        Assets      Accumulated           Assets     Accumulated
                                        Exceed         Benefits           Exceed        Benefits
                                   Accumulated           Exceed      Accumulated          Exceed
In Millions                           Benefits           Assets         Benefits          Assets
- - ------------------------------------------------------------------------------------------------
Actuarial present value of
benefit obligations:
  Vested benefits                      $649.5            $17.7           $623.7           $ 16.5
  Nonvested benefits                     41.3               .8             41.4              1.3
- - ------------------------------------------------------------------------------------------------
Accumulated benefit obligations         690.8             18.5            665.1             17.8
- - ------------------------------------------------------------------------------------------------
Projected benefit obligation            730.3             19.5            709.2             19.0
Plan assets at fair value             1,067.7                -            942.8              1.1
- - ------------------------------------------------------------------------------------------------
Plan assets in excess of
  (less than) the projected
  benefit obligation                    337.4            (19.5)           233.6            (17.9)
Unrecognized prior service cost          31.9              2.3             30.0              2.9


                                               MAY 26, 1996                   May 28, 1995
                                   -------------------------------------------------------------
                                        Assets      Accumulated           Assets    Accumulated
                                        Exceed         Benefits          Exceed        Benefits
                                   Accumulated           Exceed     Accumulated          Exceed
In Millions                           Benefits           Assets         Benefits          Assets
- - ------------------------------------------------------------------------------------------------
Unrecognized net loss (gain)             88.8              2.3            166.2            (13.3)
Recognition of minimum liability            -             (7.9)               -              7.1
Unrecognized transition (asset)
  liability                             (95.8)             4.3           (109.4)             5.3
- - ------------------------------------------------------------------------------------------------
   Prepaid (accrued) pension cost      $362.3           $(18.5)          $320.4           $(15.9)
- - ------------------------------------------------------------------------------------------------
- - ------------------------------------------------------------------------------------------------

    We have defined-contribution plans covering salaried and non-union employees with net assets of $689.0 million at May 26, 1996 and $614.6 million at May 28, 1995. Our main defined contribution plan is a 401(k) savings plan which is open to substantially all employees. The plan includes investment funds and an Employee Stock Ownership Plan (ESOP). The ESOP's only assets are Company common stock and temporary cash balances. Expense recognized for all defined-contribution plans in fiscal 1996, 1995 and 1994 was $6.9 million, $5.4 million and $4.7 million, respectively. The ESOP's share of this expense was $6.6 million, $5.0 million and $4.3 million, respectively. The ESOP's expense is calculated by the "shares allocated" method.
    The ESOP uses Company common stock to convey benefits to employees and, through increased stock ownership, to align employee interests with those of shareholders. The Company matches a percentage of employee contributions with a base match plus a variable year-end match that depends on annual results. Employees receive the Company match in the form of common stock.
    The ESOP originally purchased Company common stock with funds borrowed from third parties (and guaranteed by the Company), plus $10.0 million borrowed from the Company at a variable interest rate. The ESOP shares are included in net shares outstanding for the purposes of calculating earnings per share. The ESOP's third-party debt is described in the long-term debt footnote. At May 26, 1996, the ESOP's debt to the Company had a balance of $6.8 million with an interest rate of 5.6% and sinking fund payments due to June 2015.
    The Company treats dividends paid to the ESOP the same as other dividends. Dividends received on leveraged shares (i.e., all shares originally purchased with the debt proceeds) are used for debt service, while dividends received on unleveraged shares are passed through to participants.
    The Company's cash contribution to the ESOP is calculated so as to pay off enough debt to release sufficient shares to make the Company match. The ESOP uses the Company's cash contributions to the plan, plus the dividends received on the ESOP's leveraged shares, to make principal and interest payments on the ESOP's debt. As loan payments are made, shares become unencumbered by debt and become committed to be allocated. The ESOP allocates shares to individual employee accounts on the basis of the match of employee payroll savings (contributions), plus reinvested dividends received on previously allocated shares. In 1996, 1995 and 1994, the ESOP incurred interest expense of $6.3 million, $6.6 million and $6.8 million, respectively. The ESOP used dividends of $9.1 million, $6.2 million and $6.0 million, along with Company contributions of $6.7 million, $4.8 million and $4.7 million to make interest and principal payments in the respective years.
    The number of shares of Company common stock within the ESOP are summarized as follows:

                                          MAY 26,             May 28,
Number of shares                             1996                1995
- - ----------------------------------------------------------------------
Unreleased shares                       2,415,000           2,690,000
Committed to be allocated                  10,000              66,000
Allocated to participants               2,129,000           1,966,000
- - ----------------------------------------------------------------------
    Total shares                        4,554,000           4,722,000
- - -----------------------------------------------------------------------
- - -----------------------------------------------------------------------

     As of May 28, 1995, the ESOP received Darden shares from the spin-off distribution described in note two. The Darden shares were immediately exchanged for Company shares, based on their relative market values immediately preceding the distribution date.

NOTE FOURTEEN:  OTHER POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

We sponsor several plans that provide health care benefits to the majority of our retirees. The salaried plan is contributory with retiree contributions based on years of service.

     We fund plans for certain employees and retirees on an annual basis. In 1996, 1995 and 1994 we contributed $14.0 million, $13.7 million and $38.3 million, respectively. Plan assets consist principally of listed equity securities and U.S. government securities.

     Components of the postretirement health care expense are as follows:

                                                            Fiscal Year
                                                       -------------------------
Expense (Income) in Millions                           1996      1995      1994
- - --------------------------------------------------------------------------------

Service cost--benefits earned                          $4.9    $  4.5    $  5.0
Interest cost on accumulated benefit obligation        14.2      14.3      13.4
Actual return on plan assets                          (18.7)    (15.1)     (1.5)
Net amortization and deferral                           6.9       5.0      (4.6)
- - --------------------------------------------------------------------------------
  Net postretirement expense                           $7.3    $  8.7    $ 12.3
- - --------------------------------------------------------------------------------
- - --------------------------------------------------------------------------------

     The funded status of the plans and the amount recognized on our consolidated balance sheets are as follows:


                                               MAY 26, 1996                   May 28, 1995
                                   -------------------------------------------------------------
                                        Assets      Accumulated           Assets     Accumulated
                                        Exceed         Benefits           Exceed        Benefits
                                   Accumulated           Exceed      Accumulated          Exceed
In Millions                           Benefits           Assets         Benefits          Assets
- - ------------------------------------------------------------------------------------------------

Accumulated benefit obligations:
  Retirees                              $38.5            $55.7           $ 36.2           $ 47.2
  Fully eligible active employees        13.1              5.1             14.6              8.5
  Other active employees                 38.3             38.5             35.8             50.6
- - ------------------------------------------------------------------------------------------------
Accumulated benefit obligations          89.9             99.3             86.6            106.3
Plan assets at fair value               121.9             13.2            104.6              7.5
- - ------------------------------------------------------------------------------------------------
Plan assets in excess of (less than)
  accumulated benefit obligations        32.0            (86.1)            18.0            (98.8)
Unrecognized prior service credits        (.1)           (13.7)             (.1)           (17.3)
Unrecognized net loss                    14.3             23.8             27.1             33.8
- - ------------------------------------------------------------------------------------------------
  Prepaid (accrued) postretirement
    benefits                            $46.2           $(76.0)           $45.0           $(82.3)
- - ------------------------------------------------------------------------------------------------
- - ------------------------------------------------------------------------------------------------

    The discount rates used in determining the actuarial present value of the benefit obligations were 8.1% and 8.0% in 1996 and 1995, respectively. The expected long-term rate of return on assets was 10%.
    The assumed health care cost trend-rate increase in the per capita charges for benefits ranged from 5.9% to 9.2% for 1997 depending on the medical service category. The rates gradually decrease to 4.4% to 5.7% for 2007 and remain at that level thereafter. If the health care cost trend rate increased by one percentage point in each future year, the aggregate of the service and interest cost components of postretirement expense would increase for 1996 by $3.2 million and the accumulated benefit obligation as of May 26, 1996 would increase by $28.6 million.
    In 1994, we adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits." The cumulative effect as of May 31, 1993 of changing to the accrual basis for severance and disability costs was a decrease in net earnings of $14.7 million ($.09 per share).

NOTE FIFTEEN:  PROFIT-SHARING PLANS

The Executive Incentive Plan provides incentives to key individuals who have the greatest potential to contribute to current earnings and successful future operations. These awards are approved by the Board of Directors upon recommendation of the Compensation Committee and depend on profit performance in relation to pre-established goals. The Plan is administered by the Compensation Committee, which consists solely of outside directors. Profit-sharing expense was $7.0 million, $.9 million and $1.5 million in 1996, 1995 and 1994, respectively.

NOTE SIXTEEN:  INCOME TAXES

We adopted SFAS No. 109, "Accounting for Income Taxes" as of May 31, 1993. The adoption of SFAS No. 109 changed our method of accounting for income taxes from the deferred method to the asset and liability method. Deferred income taxes reflect the differences between assets and liabilities recognized for financial reporting purposes and amounts recognized for tax purposes measured using the current enacted tax rates. The cumulative effect of adoption was an increase in net earnings of $11.2 million ($.07 per share).

    The components of earnings from continuing operations before income taxes and the income taxes thereon are as follows:

                                                         Fiscal Year
                                                -------------------------------
In Millions                                     1996         1995          1994
- - --------------------------------------------------------------------------------

Earnings (loss) before income taxes:
  U.S.                                       $744.0       $412.1        $549.0
  Foreign                                      14.6          7.5          15.7
- - --------------------------------------------------------------------------------
    Total earnings before income taxes       $758.6       $419.6        $564.7
- - --------------------------------------------------------------------------------
- - --------------------------------------------------------------------------------
Income taxes:
  Current:
    Federal                                  $206.5       $ 91.6        $192.0
    State and local                            28.5          1.3          46.8
    Foreign                                     2.0          1.4          12.6
- - --------------------------------------------------------------------------------
      Total current                           237.0         94.3         251.4
- - --------------------------------------------------------------------------------
  Deferred:
    Federal                                    33.7         50.6         (17.5)
    State and local                             7.1         11.1          (4.3)
    Foreign                                     1.6         (2.7)        (12.2)
- - --------------------------------------------------------------------------------
     Total deferred                            42.4         59.0         (34.0)
- - --------------------------------------------------------------------------------
      Total income taxes                     $279.4       $153.3        $217.4
- - --------------------------------------------------------------------------------
- - --------------------------------------------------------------------------------

     During 1996 and 1995, net income tax benefits/(expense) of $25.0 million and $(8.0) million, respectively, were allocated to stockholders' equity. These benefits/expenses were attributable to the exercise of employee stock options, dividends paid on unallocated ESOP shares, translation adjustments and unrealized gain on marketable securities.
     During 1996, 1995 and 1994, we paid income taxes of $194.0 million, $104.1 million and $202.2 million, respectively.
     In prior years we purchased certain income-tax items from other companies through tax lease transactions. Total current income taxes charged to earnings reflect the amounts attributable to operations and have not been materially affected by these tax leases. Actual current taxes payable relating to 1996, 1995 and 1994 operations were increased by approximately $15 million, $12 million and $10 million, respectively, due to the current effect of tax leases. These tax payments do not affect taxes for statement of earnings purposes since they repay tax benefits realized in prior years. The repayment liability is classified as "Deferred Income Taxes - Tax Leases."

     The following table reconciles the U.S. statutory income tax rate with the effective income tax rate:
                                                       Fiscal Year
                                                ------------------------
                                                1996      1995      1994
- - ------------------------------------------------------------------------
U.S. statutory rate                             35.0%     35.0%     35.0%
State and local income taxes, net of
  federal tax benefits                           3.0       3.6       5.0
Other, net                                      (1.2)     (2.1)     (1.5)
- - ------------------------------------------------------------------------
  Effective income tax rate                     36.8%     36.5%     38.5%
- - ------------------------------------------------------------------------
- - ------------------------------------------------------------------------

     The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

                                                  MAY 26,         May 28,
In Millions                                         1996            1995
- - ------------------------------------------------------------------------
Accrued liabilities                                $ 84.6         $ 80.6
Unusual charge for oats matter                        3.1            9.5
Unusual charge for restructuring                      9.4           42.5
Compensation and employee benefits                   53.3           55.2
Disposition liabilities                              15.4           29.1
Foreign tax loss carryforward                        12.4           19.4
Other                                                 9.0           11.2
- - ------------------------------------------------------------------------
   Gross deferred tax assets                        187.2          247.5
- - ------------------------------------------------------------------------
Depreciation                                        130.5          139.4
Prepaid pension asset                               138.1          125.1
Intangible assets                                    11.3           12.8
Other                                                37.5           53.8
- - ------------------------------------------------------------------------
   Gross deferred tax liabilities                   317.4          331.1
- - ------------------------------------------------------------------------
Valuation allowance                                  11.2           11.2
- - ------------------------------------------------------------------------
   Net deferred tax liability                      $141.4          $94.8
- - ------------------------------------------------------------------------
- - ------------------------------------------------------------------------

   As of May 26, 1996, we have foreign operating loss carryovers for tax purposes of $34.6 million, which will expire as follows if not offset against future taxable income: $11.0 million in 1998, $.1 million in 1999, $8.0 million in 2000, $15.2 million in 2001 and $.3 million in 2002.

   We have not recognized a deferred tax liability for unremitted earnings of $91.1 million for our foreign operations because we do not expect those earnings to become taxable to us in the foreseeable future. A determination of the potential liability is not practicable. If a portion were to be remitted, we believe income tax credits would substantially offset any resulting tax liability.

NOTE SEVENTEEN:  LEASES AND OTHER COMMITMENTS

An analysis of rent expense by property leased follows:

                                                       Fiscal Year
                                                ------------------------
In Millions                                     1996      1995      1994
- - ------------------------------------------------------------------------
Warehouse space                                $14.9     $14.0     $13.3
Equipment                                        7.3       8.7       8.1
Other                                            3.3       3.7       3.6
- - ------------------------------------------------------------------------
  Total rent expense                           $25.5     $26.4     $25.0
- - ------------------------------------------------------------------------
- - ------------------------------------------------------------------------

     Some leases require payment of property taxes, insurance and maintenance costs in addition to the rent payments. Contingent and escalation rent in excess of minimum rent payments and sublease income netted in rent expense were insignificant.

     Noncancelable future lease commitments are (in millions) $15.7 in 1997, $8.4 in 1998, $6.2 in 1999, $4.2 in 2000, $2.2 in 2001 and $2.0 after 2001, with a cumulative total of $38.7.

     We are contingently liable under guaranties and comfort letters for $94.7 million. The guaranties and comfort letters are principally issued to support borrowing arrangements, primarily for our joint ventures. General Mills remains the primary guarantor on a number of Darden leases and certain other obligations; however Darden has indemnified General Mills against any loss.

NOTE EIGHTEEN:  GEOGRAPHIC INFORMATION


                                                  Unallocated
                                                   Corporate   Consolidated
In Millions             U.S.A.        Foreign       Items (a)        Total
- - -----------------------------------------------------------------------------
Sales
  1996                $ 5,204.5       $211.5        $   -          $5,416.0
  1995                  4,840.7        186.0            -           5,026.7
  1994                  5,156.8        170.4            -           5,327.2
- - -----------------------------------------------------------------------------
Operating Profits
  1996                    862.7         24.0         (128.1)          758.6
  1995                    504.0(b)      14.9(b)       (99.3)          419.6
  1994                    642.7(c)      19.4          (97.4)          564.7
- - -----------------------------------------------------------------------------
Identifiable Assets
  1996                  2,509.1        293.2          492.4         3,294.7
  1995                  2,531.9        300.6          525.7         3,358.2
  1994                  2,502.3        245.7        2,056.0(d)      4,804.0
- - -----------------------------------------------------------------------------

(a) Corporate expenses reported here include net interest expense and general corporate expenses.
(b) U.S.A. and Foreign operating profits are net of charges of $179.1 million and $4.1 million, respectively, for the unusual items described in note three.
(c) U.S.A. operating profits include a charge of $146.9 million for the unusual item described in note three.
(d) For 1994, Unallocated Corporate Items include the net assets of discontinued operations. See note two.


The foreign sales above were made primarily by our Canadian subsidiary. Our proportionate share of our joint ventures' sales (not shown above) was $705.7 million, $584.0 million and $476.4 million for fiscal years 1996, 1995, and 1994, respectively. The foreign operating profits above exclude our share of the results from our joint ventures.

NOTE NINETEEN:  QUARTERLY DATA (UNAUDITED)

Summarized quarterly data for 1996 and 1995 follows:

                                                            First                   Second                      Third
                                                           Quarter                  Quarter                    Quarter
In Millions, Except per Share                     -------------------------------------------------------------------------
and Market Price Amounts                              1996         1995         1996         1995         1996         1995
- - ---------------------------------------------------------------------------------------------------------------------------
Sales                                             $1,276.3     $1,156.7        $1,448.4     $1,417.3     $1,309.2     $1,224.2
Gross profit (a)                                     750.7        696.5           852.3        822.2        776.1        703.3
Earnings (loss) from continuing operations           136.9        118.0           145.7        134.8        116.3         20.2(b)
Earnings (loss) per share from continuing
   operations                                          .86          .75             .92          .85          .73          .13
Discontinued operations                                  -         32.8               -         14.4            -        (14.8)
Net earnings                                         136.9        150.8           145.7        149.2        116.3          5.4
Net earnings per share                                 .86          .95             .92          .95          .73          .03
Dividends per share                                    .47          .47             .47          .47          .47          .47
Market price of common stock: (c)
   High                                             54 3/8       56 1/4          58 1/8       58 3/8       60 1/2       61 5/8
   Low                                              50           49 3/8          50 7/8       52 7/8       52 5/8       53 1/4
- - ---------------------------------------------------------------------------------------------------------------------------

                                                            Fourth                   Total
                                                           Quarter                    Year
In Millions, Except per Share                     -----------------------------------------------
and Market Price Amounts                              1996         1995         1996         1995
- - -------------------------------------------------------------------------------------------------
Sales                                             $1,382.1     $1,228.5        $5,416.0     $5,026.7
Gross profit (a)                                     795.9        681.7         3,175.0      2,903.7
Earnings (loss) from continuing operations            77.5       (13.3)(b)        476.4        259.7
Earnings (loss) per share from continuing
   operations                                          .49         (.09)           3.00         1.64
Discontinued operations                                  -         75.3               -        107.7
Net earnings                                          77.5         62.0           476.4        367.4
Net earnings per share                                 .49          .40            3.00         2.33
Dividends per share                                    .50          .47            1.91         1.88
Market price of common stock: (c)
   High                                             60           63 3/4          60 1/2       63 3/4
   Low                                              53 1/2       58              50           49 3/8
- - -------------------------------------------------------------------------------------------------



(a) Before charges for depreciation.
(b) Includes after-tax losses of $82.8 million ($.52 per share) in the third quarter and $28.8 million ($.19 per share) in the fourth quarter related to restructuring.
(c) Prices shown for 1995 are before the spin-off described in note two. The closing prices on May 26, 1995 of the two common stocks on a when-issued basis were $49 7/8 for General Mills and $10 7/8 for Darden Restaurants.

ELEVEN YEAR FINANCIAL SUMMARY

                                                     May 26,        May 28,        May 29,        May 30,         May 31,
In Millions, Except per Share Data                      1996           1995           1994           1993           1992
- - ------------------------------------------------------------------------------------------------------------------------
Financial Results
Net earnings per share                              $  3.00        $  2.33        $  2.95        $  3.10        $  2.99
Continuing operations earnings per share               3.00           1.64           2.14           2.52           2.39
Return on average equity                             212.3%          52.0%          37.7%          39.1%          39.9%
Dividends per share                                    1.91           1.88           1.88           1.68           1.48

Sales                                                 5,416          5,027          5,327          5,138          4,964
Costs and expenses:
    Cost of sales                                     2,241          2,123          2,012          2,003          1,967
    Selling, general and administrative               2,128          2,008          2,351          2,191          2,126
    Depreciation and amortization                       187            192            174            153            143
    Interest, net                                       101            101             79             56             45
    Unusual expenses (income)                             -            183            147             36            (12)
      Total costs and expenses                        4,657          4,607          4,763          4,439          4,269
Earnings from continuing operations before
    taxes and earnings (losses) of joint ventures       759            420            564            699            695
Income taxes                                            280            153            217            276            283
Earnings (losses) of joint ventures                      (3)            (7)            (7)           (12)           (16)
Earnings from continuing operations                     476            260            340            411            396
Discontinued operations after taxes                       -            107            134             95            100
Accounting changes                                        -              -             (4)             -              -
Net earnings                                            476            367            470            506            496
Earnings from continuing operations as a percent
    of sales                                            8.8%           5.2%           6.4%           8.0%           8.0%
Weighted average number of common shares                159            158            159            163            166
Taxes (income, payroll, property, etc.) per share      2.11           1.30           1.68           1.98           2.08
- - ------------------------------------------------------------------------------------------------------------------------

Financial Position
Total assets                                          3,295          3,358          4,804          4,310          3,997
Land, buildings and equipment, net                    1,312          1,457          1,503          1,463          1,398
Working capital at year end                            (197)          (324)          (630)          (386)          (238)
Long-term debt, excluding current portion             1,221          1,401          1,413          1,264            916
Stockholders' equity                                    308            141          1,151          1,219          1,371
Stockholders' equity per share                         1.94            .89           7.26           7.59           8.28
- - ------------------------------------------------------------------------------------------------------------------------

Other Statistics
Total dividends                                         304            297            299            275            245
Gross capital expenditures                              129            157            213            317            396
Research and development                                 60             60             59             56             55
Advertising media expenditures                          320            324            292            283            309
Wages, salaries and employee benefits                   541            538            558            556            598
Number of employees (actual)                          9,790          9,882         10,616         10,577         12,195
Accumulated LIFO reserve                                 56             53             43             47             50
Common stock price range (a):
    High                                             60 1/2         63 3/4         68 3/4         74 1/8         75 7/8
    Low                                              50             49 3/8         49 7/8         62             54 1/4
    Close                                            58 1/4         60 5/8         54 1/2         65 1/4         63 1/2
- - ------------------------------------------------------------------------------------------------------------------------


(a) Prices shown prior to 1996 are before the spin-off of the Company's restaurant business on May 26, 1995. The closing prices on May 26, 1995 of the two common stocks on a when-issued basis were $49 7/8 for General Mills and $10 7/8 for Darden Restaurants.

Note: All amounts presented in this summary have been restated to a continuing operations basis only.