Form 10-K405, Exhibit 13
period 1997-05-25
GENERAL MILLS INC
filed 1997-08-19
CIK 40704

EXHIBIT 13


MANAGEMENT'S DISCUSSION AND ANALYSIS

General Mills' fundamental performance goal is to deliver good growth with high returns. Specifically, our objective is to generate financial results that place us within the top 10 percent of American public companies measured by the combination of earnings per share growth and return on capital. In 1997, our return on average total capital excluding unusual items was 24.6 percent, among the very highest in U.S. industry. However, earnings of $3.00 per share before unusual items were unchanged from the prior year and below our expectations.
   Three primary factors hindered 1997 earnings progress. The most significant of these was the impact of price declines implemented during the spring and summer of 1996 in the U.S. ready-to-eat cereal market. In June 1996, our Big G cereal business reduced prices an average 11 percent on brands accounting for 42 percent of volume, and at that time we indicated the impact on Big G's earnings would cause General Mills' overall earnings per share progress in 1997 to fall below our goal of 12 percent average annual growth. The second factor to affect 1997 earnings was lower-than-expected domestic unit volume growth in the last half of the year. This shortfall was largely due to second-half volume declines for Big G cereals, where reductions in marketing spending (made to partially offset the price declines) interrupted momentum. Finally, 1997 earnings were reduced approximately 5 cents per share as anticipated by the acquisition of the Ralcorp branded cereal and snacks businesses completed on January 31.
   We expect our earnings growth to resume in fiscal 1998 due to improving trends we currently see in the U.S. cereal market. In July 1997, Big G increased its cereal prices an average of 2.6 percent to partially offset component cost inflation experienced over the past several years. Big G cereal prices remain below those of four years ago. Our rate of earnings growth for the year will depend in large part on the timing and rate of improvement in U.S. cereal category growth. Over the longer term, we believe prospects for achieving our goals of superior growth and returns remain excellent.

RESULTS OF OPERATIONS IN 1997 vs. 1996

For the year ended May 25, 1997, earnings before unusual items totaled $474.6 million, or $3.00 per share. These results were essentially flat compared with the $476.4 million, or $3.00 per share, earned in the previous year. In the first quarter of 1997, we adopted Statement of Financial Accounting Standards
(SFAS) No. 121, Accounting for the Impairment of Long-lived Assets, and recorded a non-cash after-tax charge of $29.2 million ($48.4 million pre-tax), or 18 cents per share. Including this unusual item, fiscal 1997 earnings per share totaled $2.82. Reported sales grew 4 percent to $5.61 billion despite the approximately $100 million reduction in expected cereal sales.
   Total domestic unit volume for established businesses grew 3 percent, and including the acquired Ralcorp brands for the final four months of the year, the total U.S. volume growth rate was more than 4 percent. Our growth momentum was broadly based, with Betty Crocker dinner and side dish volume up 4 percent, yogurt  volume  up 11  percent,  and  volumes  for  snacks  and Big G  cereals -
excluding the acquired Ralcorp brands - up 5 percent and 3 percent, respectively. Betty Crocker desserts volume was down 2 percent from strong prior-year levels. Market shares were even or up for nearly all of our major retail businesses. In addition, foodservice operations posted a 4 percent volume gain for the year.
   For Big G cereals, 1997 unit volume including the acquired Chex and Cookie Crisp brands was up 4 percent. However, total sales of $2.2 billion were essentially flat due to the price decline, and earnings were lower as reductions in marketing spending offset only a portion of the profit impact. Cereal category volume grew 1 percent in all measured outlets during 1997. Big G's pound market share grew slightly to 23.4 percent, and including the Chex and Cookie Crisp brands our total cereal market share increased to over 26 percent.
   International operations, including our proportionate
share of joint ventures, generated 7 percent unit volume growth. Canadian operations posted a 10 percent volume gain and broad-based market share progress. Cereal Partners Worldwide (CPW), our cereal joint venture with Nestle, recorded a 15 percent volume gain for the 12 months ending in March 1997 that are included in our fiscal year. Market shares were even or up in most established CPW markets, and the venture continued to enter new markets, including Argentina, Brazil and several eastern European countries. Snack Ventures Europe (SVE), our snacks joint venture with PepsiCo, reported a 6 percent unit volume decline and lower sales compared with strong prior-year levels that included heavy promotional activity in key markets. The International Dessert Partners (IDP) joint venture in Latin America with CPC
International completed its first year of operations. Total international earnings were below the prior year's, primarily due to year-one development spending for IDP and SVE's key market volume declines.
   Net interest expense totaled $100.5 million in 1997, compared with $101.4 million in 1996 and $101.2 million in 1995. We expect net interest expense to be higher in fiscal 1998 due to increased borrowings associated with our Ralcorp acquisition and our ongoing share repurchase program.
   The 1997 effective income tax rate on earnings as reported was 36.4 percent. Excluding unusual items (the adoption of SFAS No. 121 discussed above), the effective tax rate was 36.6 percent. That compares with effective tax rates of
36.8 percent in 1996 and 36.5 percent in 1995.
   Excluding the deflation in cereal prices discussed earlier, it is our view that changes in the rate of inflation have not had a significant effect on overall profitability from continuing operations in the three most recent years. Management attempts to minimize the effects of inflation through appropriate planning and operating practices.
   Adoption of SFAS No. 128, "Earnings per Share" and No. 129, "Disclosure of Information about Capital Structure" is required in fiscal 1998. There will be no impact on our financial condition or results of operations due to the adoption of these rules.

1996 COMPARED WITH 1995

Fiscal 1996 earnings of $476.4 million, or $3.00 per share, were up 28 percent from the $371.3 million, or $2.35 per share, earned by continuing operations before restructuring charges in 1995. Reported sales for fiscal 1996 increased 8 percent to $5.42 billion.
   Our  performance  in 1996  reflected  unit volume gains across the  company's domestic food businesses, continued productivity gains, and accelerating international performance. In the United States, unit volume grew 7 percent. Big G cereals led company performance, recording 10 percent unit volume growth that more than recovered volume lost in 1995 during the oats-related business disruption. Betty Crocker desserts volume grew 5 percent, Helper dinner mix volume was up 16 percent, and our snack business posted a 2 percent volume increase. Gold Medal flour, yogurt operations and the foodservice business also achieved good volume gains. International results included overall unit volume growth of 13 percent and a more than 50 percent improvement in earnings.
   The fiscal 1995 earnings of $2.35 per share before restructuring charges reflected the oats-related disruption experienced by Big G cereals during the first quarter, as well as lower shipments of domestic snack products and the one-time impact of strategic trade promotion changes. During fiscal 1995, we spun off our restaurant operations as an independent public company and took key actions to sharpen focus on our best growth and return opportunities in consumer foods. Consumer foods restructuring charges in 1995 totaled $111.6 million after tax, or 71 cents per share, and related primarily to elimination of our least-efficient manufacturing capacity and realignment of the sales organization. Including these charges, 1995 earnings for continuing operations totaled $259.7 million, or $1.64 per share.

FINANCIAL CONDITION

It is our view that the most important measures of financial strength are the ratios of cash flow to debt and fixed charge coverage. The cash flow to debt ratio measures the amount of cash that the company generates each year as a percentage of its total debt. The fixed charge coverage ratio measures the number of times each year that the company earns enough to cover its fixed charges. Fiscal 1997 fixed charge coverage of 6.9 times excluding unusual items remains very strong. Cash flow to debt of 35 percent declined this year, reflecting lower cereal earnings, and increased debt associated with the Ralcorp transaction and our share repurchase activity. We expect this ratio to remain at this level for 1998.
   Our balance sheet reflects the impact of two recent transactions. At the end of fiscal 1995, when we spun off our restaurant operations, stockholders' equity was reduced by approximately $1.2 billion. In our acquisition of the branded ready-to-eat cereal and snack mix businesses from Ralcorp Holdings, Inc., we issued approximately $355 million in General Mills common stock (approximately
5.4 million shares) to Ralcorp shareholders and assumed about $215 million of Ralcorp public debt and accrued interest. This acquisition has been accounted for under the purchase method of accounting. Acquired goodwill totals approximately $555 million, and will be amortized on a straight-line basis over 40 years. Please see Note Two to the consolidated financial statements for a complete discussion of this acquisition.
   The company's capital structure is shown in the accompanying table:

CAPITAL STRUCTURE

--------------------------------------------------------------------------------
  In Millions                                   May 25, 1997   May 26, 1996
--------------------------------------------------------------------------------

  Notes payable                                      $ 204.3        $ 141.6
  Current portion of long-term debt                    139.0           75.4
  Long-term debt                                     1,530.4        1,220.9
  Deferred income taxes - tax leases                   143.7          157.5
--------------------------------------------------------------------------------

  Total debt                                         2,017.4        1,595.4
  Debt adjustments:
   Leases - debt equivalent                            184.4          159.4
   Marketable investment, at cost                     (132.7)        (171.8)

  Adjusted debt                                      2,069.1        1,583.0
  Stockholders' equity                                 494.6          307.7

  Total capital                                     $2,563.7       $1,890.7
================================================================================



   We intend to manage our businesses and financial ratios so as to maintain an "A" bond rating, which allows access to financing at reasonable costs. Currently, General Mills' publicly issued long-term debt carries ratings of "A2" (Moody's Investors Services, Inc.) and "A+" (Standard and Poor's Corporation). Our commercial paper has ratings of "P-1" (Moody's) and "A-1" (Standard and Poor's) in the United States and "R-1 (middle)" in Canada from Dominion Bond Rating Service.
   We selectively use derivatives to hedge financial risks, primarily interest rate volatility and foreign currency fluctuations. The derivatives are generally treated as hedges for accounting purposes. We manage our debt structure through both issuance of fixed and floating-rate debt, and the use of derivatives. The debt equivalent of our leases and deferred income taxes related to tax leases are both fixed-rate obligations. The accompanying table, when reviewed in conjunction with the capital structure table, shows the composition of our debt structure including the impact of derivatives.

DEBT STRUCTURE

--------------------------------------------------------------------------------
  Dollars in Millions               May 25, 1997             May 26, 1996
--------------------------------------------------------------------------------

  Floating-rate debt               $ 706.0    34%           $ 280.3    18%
  Fixed-rate debt                  1,035.0    50              985.8    62
  Leases - debt equivalent           184.4     9              159.4    10
  Deferred income taxes -
   tax leases                        143.7     7              157.5    10
--------------------------------------------------------------------------------

  Total debt                      $2,069.1   100%          $1,583.0   100%
================================================================================



   Commercial paper is a continuing source of short-term financing. Bank credit lines are maintained to ensure availability of short-term funds on an as-needed basis. As of May 25, 1997, we had fee-paid credit lines of $700 million.
   Our shelf registration statement permits issuance of up
to $500 million net proceeds in unsecured debt securities. The shelf registration authorizes a medium-term note program that provides additional flexibility in quickly accessing the debt markets.
   Sources and uses of cash in the past three years are shown in the accompanying table:

CASH SOURCES (USES)

--------------------------------------------------------------------------------
  In Millions                           1997           1996           1995
--------------------------------------------------------------------------------

  From continuing
   operations                        $ 594.1        $ 676.4        $ 457.4
  From discontinued
   operations                           (6.8)         (16.6)         210.1
  Fixed assets and
   other investments,
   net - continuing                   (231.8)        (173.9)        (231.6)
  Change in marketable
   securities                           39.7             .9           27.4
  Proceeds from disposition
   of businesses                         6.5            -            188.3
  Investment activities, net
   discontinued operations               -              -           (357.5)
  Increase (decrease) in
   outstanding debt - net              221.9         (164.8)        (312.6)
  Financing activities -
   discontinued operations               -              -            347.9
  Common stock issued                   60.5           38.0           24.3
  Treasury stock purchases            (361.8)         (35.6)         (57.7)
  Dividends paid                      (320.7)        (303.6)        (297.2)
  Other                                 (9.4)         (13.2)         (13.6)
--------------------------------------------------------------------------------

  Increase (decrease)
   in cash and
   cash equivalents                  $  (7.8)       $   7.6        $ (14.8)
================================================================================



   Continuing operations generated $82.3 million less cash in 1997 than in 1996, primarily due to lower earnings from U.S. cereals and an increased impact from the change in working capital.
   Capital investment for fixed assets and joint venture development totaled approximately $209 million in 1997, compared to $174 million in 1996. For fiscal 1998 through 2000, we expect our capital investment needs (including joint-venture funding) to average about $225 million annually. As we meet our earnings growth expectations, cash flow from operations after capital investments should increase and would be available to support growth initiatives, dividend growth and stock repurchase activity.
   We conduct an ongoing share repurchase program with the goal of reducing shares outstanding an average 1 to 2 percent annually. In 1997, we repurchased
6.2 million shares of common stock for about $362 million. This included open-market purchases equivalent to approximately one half of the 5.4 million shares issued in February in the Ralcorp transaction. Average shares outstanding for 1997 were 158.2 million, down 700,000 shares from the prior year.

CAUTIONARY STATEMENT RELEVANT TO FORWARD-LOOKING INFORMATION

Forward-looking statements, based on management's current views and assumptions, are made throughout this Management's Discussion and Analysis and elsewhere in this report to shareholders. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected. Among the factors that may affect operating results are the following: competitive dynamics in the U.S. ready-to-eat cereal market, including competitive promotional spending levels; actual unit volume growth achieved and product mix; fluctuations in the cost and availability of supply-chain resources; general economic conditions, including currency rate fluctuations; and the effect of stock market conditions on our common stock repurchase activity. Our 1997 Form 10-K contains further discussion of these matters.

INDEPENDENT AUDITORS' REPORT

The Stockholders and the Board of Directors of General Mills, Inc.:

We have audited the accompanying consolidated balance sheets of General Mills, Inc. and subsidiaries as of May 25, 1997 and May 26, 1996, and the related consolidated statements of earnings and cash flows for each of the fiscal years in the three-year period ended May 25, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of General Mills, Inc. and subsidiaries as of May 25, 1997 and May 26, 1996, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended May 25, 1997 in conformity with generally accepted accounting principles.
   As discussed in Note Four to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, in fiscal 1997.


                                          /s/ KPMG Peat Marwick LLP

Minneapolis, Minnesota
June 26, 1997


  CONSOLIDATED STATEMENTS OF EARNINGS
-----------------------------------------------------------------------------------------------------



  In Millions, Except per Share Data, Fiscal Year Ended       May 25, 1997  May 26, 1996  May 28, 1995
  ----------------------------------------------------------------------------------------------------

  Continuing Operations:
  Sales                                                        $5,609.3      $5,416.0      $5,026.7
  Costs and Expenses:
    Cost of sales                                               2,328.4       2,241.0       2,123.0
    Selling, general and administrative                         2,239.2       2,128.3       2,008.3
    Depreciation and amortization                                 182.8         186.7         191.4
    Interest, net                                                 100.5         101.4         101.2
    Unusual items                                                  48.4           -           183.2
-----------------------------------------------------------------------------------------------------

      Total Costs and Expenses                                  4,899.3       4,657.4       4,607.1
-----------------------------------------------------------------------------------------------------

  Earnings from Continuing Operations before Taxes
   and Earnings (Losses) of Joint Ventures                        710.0         758.6         419.6
  Income Taxes                                                    258.3         279.4         153.3
  Earnings (Losses) from Joint Ventures                            (6.3)         (2.8)         (6.6)
-----------------------------------------------------------------------------------------------------

  Earnings from Continuing Operations                             445.4         476.4         259.7
  Discontinued Operations after Taxes                               -             -           107.7
-----------------------------------------------------------------------------------------------------

  Net Earnings                                                 $  445.4      $  476.4      $  367.4
=====================================================================================================

  Earnings per Share:
    Continuing operations                                      $   2.82      $   3.00      $   1.64
    Discontinued operations                                         -             -             .69
-----------------------------------------------------------------------------------------------------

  Net Earnings per Share                                       $   2.82      $   3.00      $   2.33
=====================================================================================================

  Average Number of Common Shares                                 158.2         158.9         158.0
=====================================================================================================


  CONSOLIDATED BALANCE SHEETS
-----------------------------------------------------------------------------------------------------



  In Millions                                                               May 25, 1997  May 26, 1996
  ----------------------------------------------------------------------------------------------------

 Assets
  Current Assets:
    Cash and cash equivalents                                                $   12.8      $   20.6
    Receivables, less allowance for doubtful accounts of $4.1 in
    both 1997 and 1996                                                          419.1         337.8
    Inventories                                                                 364.4         395.5
    Prepaid expenses and other current assets                                   107.3         132.6
    Deferred income taxes                                                       107.7         108.6
-----------------------------------------------------------------------------------------------------
      Total Current Assets                                                    1,011.3         995.1
  Land, Buildings and Equipment, at cost                                      1,279.4       1,312.4
  Other Assets                                                                1,611.7         987.2
-----------------------------------------------------------------------------------------------------

  Total Assets                                                               $3,902.4      $3,294.7
=====================================================================================================

  Liabilities and Equity
  Current Liabilities:
    Accounts payable                                                         $  599.7      $  590.7
    Current portion of long-term debt                                           139.0          75.4
    Notes payable                                                               204.3         141.6
    Accrued taxes                                                                97.0         124.3
    Accrued payroll                                                             129.4         124.7
    Other current liabilities                                                   123.1         135.2
-----------------------------------------------------------------------------------------------------

      Total Current Liabilities                                               1,292.5       1,191.9
  Long-term Debt                                                              1,530.4       1,220.9
  Deferred Income Taxes                                                         272.1         250.0
  Deferred Income Taxes - Tax Leases                                            143.7         157.5
  Other Liabilities                                                             169.1         166.7
-----------------------------------------------------------------------------------------------------

      Total Liabilities                                                       3,407.8       2,987.0
-----------------------------------------------------------------------------------------------------

  Stockholders' Equity:
    Cumulative preference stock, none issued                                      -             -
    Common stock, 204.2 shares issued                                           578.0         384.3
    Retained earnings                                                         1,535.4       1,408.6
    Less common stock in treasury, at cost, shares of 44.3 in 1997
     and 45.2 in 1996                                                        (1,501.9)     (1,367.4)
    Unearned compensation and other                                             (58.0)        (61.2)
    Cumulative foreign currency adjustment                                      (58.9)        (56.6)
-----------------------------------------------------------------------------------------------------

      Total Stockholders' Equity                                                494.6         307.7
-----------------------------------------------------------------------------------------------------

  Total Liabilities and Equity                                               $3,902.4      $3,294.7
=====================================================================================================



  CONSOLIDATED STATEMENTS OF CASH FLOWS


----------------------------------------------------------------------------------------------------------------------------
  In Millions, Fiscal Year Ended                                             May 25, 1997     May 26, 1996      May 28, 1995
----------------------------------------------------------------------------------------------------------------------------

 Cash Flows - Operating Activities:
     Earnings from continuing operations                                       $ 445.4          $ 476.4           $ 259.7
     Adjustments to reconcile earnings to cash flow:
        Depreciation and amortization                                            182.8            186.7             191.4
        Deferred income taxes                                                     20.9             42.4              59.0
        Change in current assets and liabilities, net of effects
         from business acquired                                                  (86.4)           (25.9)           (227.8)
        Unusual expenses                                                          48.4              -               183.2
        Other, net                                                               (17.0)            (3.2)             (8.1)
----------------------------------------------------------------------------------------------------------------------------

     Cash provided by continuing operations                                      594.1            676.4             457.4
     Cash provided (used) by discontinued operations                              (6.8)           (16.6)            210.1
----------------------------------------------------------------------------------------------------------------------------

        Net Cash Provided by Operating Activities                                587.3            659.8             667.5
----------------------------------------------------------------------------------------------------------------------------
  Consolidated Statements of Cash Flow

  Cash Flows - Investment Activities:
     Purchases of land, buildings and equipment                                 (162.5)          (128.8)           (156.5)
     Investments in businesses, intangibles and affiliates, net of dividends     (42.0)           (40.0)            (48.8)
     Purchases of marketable securities                                           (8.0)           (21.6)            (21.7)
     Proceeds from sale of marketable securities                                  47.7             22.5              49.1
     Proceeds from disposal of land, buildings and equipment                       2.6              6.2               1.2
     Proceeds from disposition of businesses                                       6.5              -               188.3
     Other, net                                                                  (29.9)           (11.3)            (27.5)
     Discontinued operations investment activities, net (primarily ne
      restaurants)                                                                 -                -              (357.5)
----------------------------------------------------------------------------------------------------------------------------

        Net Cash Used by Investment Activities                                  (185.6)          (173.0)           (373.4)
----------------------------------------------------------------------------------------------------------------------------

  Cash Flows - Financing Activities:
     Increase (decrease) in notes payable                                        312.7            (42.4)           (330.4)
     Issuance of long-term debt                                                   76.2             42.3             135.0
     Payment of long-term debt                                                  (167.0)          (164.7)           (117.2)
     Common stock issued                                                          60.5             38.0              24.3
     Purchases of common stock for treasury                                     (361.8)           (35.6)            (57.7)
     Dividends paid                                                             (320.7)          (303.6)           (297.2)
     Other, net                                                                   (9.4)           (13.2)            (13.6)
     Pre spin-off borrowings by Darden (Note Three)                                -                -               347.9
----------------------------------------------------------------------------------------------------------------------------
        Net Cash Used by Financing Activities                                   (409.5)          (479.2)           (308.9)
----------------------------------------------------------------------------------------------------------------------------

  Increase (Decrease) in Cash and Cash Equivalents                                (7.8)             7.6             (14.8)
  Cash and Cash Equivalents - Beginning of Year                                   20.6             13.0              27.8
----------------------------------------------------------------------------------------------------------------------------

  Cash and Cash Equivalents - End of Year                                      $  12.8          $  20.6           $  13.0
============================================================================================================================


  Cash Flow from Changes in Current Assets and Liabilities:
     Receivables                                                               $ (80.0)         $ (59.5)          $ (11.9)
     Inventories                                                                  45.0            (23.7)            (52.7)
     Prepaid expenses and other current assets                                     2.5             (6.3)            (11.9)
     Accounts payable                                                            (27.8)            93.2             (18.1)
     Other current liabilities                                                   (26.1)           (29.6)           (133.2)
---------------------------------------------------------------------------------------------------------------------------

  Change in Current Assets and Liabilities                                     $ (86.4)         $ (25.9)          $(227.8)
===========================================================================================================================

  See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of the Consolidated Financial Statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
   (A) Principles of Consolidation - The consolidated financial statements include the following domestic and foreign operations: parent company and 100% owned subsidiaries, and General Mills' investment in and share of net earnings or losses of 20-50% owned companies.
   Our fiscal year ends on the last Sunday in May. Years 1997, 1996 and 1995 each consisted of 52 weeks.
   (B) Land, Buildings, Equipment and Depreciation - Buildings and equipment are depreciated over estimated useful lives, primarily using the straight-line method. Buildings are usually depreciated over 40 to 50 years and equipment over three to 15 years. Accelerated depreciation methods are generally used for income tax purposes.
   When an item is sold or retired, the accounts are relieved of its cost and related accumulated depreciation; the resulting gains and losses, if any, are recognized.
   (C) Inventories - Inventories are valued at the lower of
cost or market. Certain domestic inventories are valued using the LIFO method, while other inventories are generally valued using the FIFO method.
   (D) Intangible Assets - Goodwill represents the difference between the purchase price of acquired companies and the related fair value of net assets acquired and accounted for by the purchase method of accounting. Goodwill is amortized on a straight-line basis over 40 years or less.
   Intangible assets include an amount that offsets a minimum liability recorded for a pension plan with assets less than accumulated benefits as required by Financial Accounting Standard No. 87.
   The costs of patents, copyrights and other intangible assets are amortized evenly over their estimated useful lives. The Audit Committee of the Board of Directors annually reviews goodwill and other intangibles. At its meeting on
February 24, 1997, the Audit Committee affirmed that the remaining amounts of these assets have continuing value based upon a return on capital analysis.
   (E) Recoverability of Long-Lived Assets - As discussed in Note Four, in 1997 we adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."
   We review long-lived assets, including identifiable intangibles and associated goodwill, for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is deemed impaired and written down to its fair value if expected associated future cash flows are less than its carrying amount.
   (F) Foreign Currency Translation - For most foreign operations, local currencies are considered the functional currency. Assets and liabilities are translated using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates prevailing throughout the period. Translation effects are accumulated in the foreign currency adjustment in stockholders' equity.
   (G) Financial Instruments - See Note Eight for a description of the accounting policies related to financial instruments.
   (H) Research and Development - All expenditures for research and development are charged against earnings in the year incurred. The charges for 1997, 1996 and 1995 were $61.4 million, $60.1 million and $59.8 million, respectively.
   (I) Advertising Costs - Advertising expense (including production and communication costs) for 1997, 1996 and 1995 was $306.5 million, $319.7 million and $323.7 million, respectively. Prepaid advertising costs (including syndication properties) of $22.6 million and $24.2 million were reported as assets at May 25, 1997 and May 26, 1996, respectively. We expense the production costs of advertising the first time that the advertising takes place.
   (J) Stock-based Compensation - We use the "intrinsic value-based method" for measuring the cost of compensation paid in Company common stock. This method defines our cost as the excess of the stock's market value at the time of the grant over the amount that the employee is required to pay. Our stock option plans require that the employee's payment (i.e., exercise price) is the market value as of the grant date.
   (K) Earnings per Share - Earnings per share has been determined by dividing the appropriate earnings by the weighted average number of common shares outstanding during the year. Common share equivalents were not material.
   (L) Segment Information - We operate exclusively in the consumer foods industry. On May 28, 1995 we spun off our restaurants segment. See Note Three.
   (M) Statements of Cash Flows - For purposes of the statement of cash flows, we consider all investments purchased with an original maturity of three months or less to be cash equivalents.
   (N) New Accounting Rules - In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share." This new standard requires dual presentation of basic and diluted earnings per share (EPS) on the statement of earnings for all entities with complex capital structures. Adoption of SFAS No. 128 is required in our third quarter of 1998. Early adoption is not permitted. There will be no impact on our financial condition or results of operations due to the adoption of SFAS No. 128 and diluted EPS (including the effects of common stock equivalents) will not be materially less than basic EPS.
   SFASNo. 129, "Disclosure of Information about Capital Structure" was also issued in February 1997. Our current disclosures regarding capital structure will not be materially different under SFASNo. 129.
   The Securities and Exchange Commission has adopted rules requiring expanded disclosure of risks and policies concerning derivatives and market risk. Adoption of these rules is required in our 1998. There will be no impact on our financial condition or results of operations due to the adoption of these rules.


NOTE 2: ACQUISITION

On January 31, 1997, the Company acquired the branded ready-to-eat cereal and snack mix businesses of Ralcorp Holdings, Inc., including its Chex and Cookie Crisp brands. This acquisition included a Cincinnati, Ohio, manufacturing facility that employs 240 people, and trademark and technology rights for the branded products in the Americas. The purchase price of $570 million (subject to a purchase price adjustment) involves a combination of the issuance of about $355 million in General Mills common stock (approximately 5.4 million shares) to Ralcorp shareholders and the assumption of about $215 million of Ralcorp public debt and accrued interest. This acquisition has been accounted for under the purchase method of accounting. The purchase price has been preliminarily allocated based on estimated fair values at date of acquisition, pending final determination of certain acquired balances. This preliminary allocation has resulted in acquired goodwill of approximately $555 million, which is being amortized on a straight-line basis over 40 years. The results of the acquired businesses have been included in the consolidated financial statements since the acquisition date. 1997 earnings were reduced approximately $.05 per share by the acquisition.
   The following unaudited pro forma information presents a summary of our consolidated results of operations and the acquired branded ready-to-eat cereal and snack mix businesses of Ralcorp as if the acquisition had occurred on May 29, 1995.

---------------------------------------------------------------
                                               Fiscal Year
---------------------------------------------------------------
  In Millions, Except per Share Data        1997           1996
---------------------------------------------------------------

  Sales                                 $5,892.0       $5,809.6
  Net earnings                             459.4          487.7
  Net earnings per share                    2.84           2.97
===============================================================

   These unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments, such as additional amortization expense as a result of goodwill and an increased interest expense on acquisition debt. They do not purport to be indicative of the results of operations that actually would have resulted had the combination occurred on May 29, 1995, or of future results of operations of the consolidated entities.

NOTE 3: DISCONTINUED OPERATIONS

As of May 28, 1995, General Mills distributed to shareholders the common stock of Darden Restaurants, Inc. (Darden). General Mills' shareholders received one share of Darden for each share of General Mills common stock owned as of the close of business on May 15, 1995. This distribution reduced stockholders' equity by $1,218.7 million. Our former restaurant operations included in Darden are presented as a part of discontinued operations for all periods presented.
   On May 18, 1995, we sold our Gorton's frozen and canned seafood business to Unilever United States, Inc. Gorton's is also included in discontinued operations for all periods presented.
   The results of the discontinued operations in 1995 are summarized as follows:


----------------------------------------------------------
  In Millions                                        1995
----------------------------------------------------------

  Total net sales                                $3,366.9
----------------------------------------------------------

  Pre-tax earnings                               $   80.0
  Income taxes                                       17.9
----------------------------------------------------------

  Net earnings - operations                          62.1
   Spin-off costs and other                          (7.7)
   Gorton's sale and Red Lobster Japan
    joint venture termination                        53.3
----------------------------------------------------------

     Discontinued operations, net                $  107.7
==========================================================


NOTE 4: UNUSUAL ITEMS

In 1997, we adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The initial, non-cash charge upon adoption of SFAS 121 was $48.4 million pre-tax, $29.2 million after tax ($.18 per share). The charge represents a reduction in the carrying amounts of certain impaired assets to their estimated fair value, determined on the basis of estimated cash flows or net realizable value. The impairments relate to assets not currently in use, assets significantly underutilized, and assets with limited planned future use.
   In 1995, we recorded restructuring charges of $183.2 million pre-tax, $111.6 million after tax ($.71 per share) primarily related to shutting down and scaling back production systems at four food manufacturing locations and realignment of the sales organization. The charges included approximately $139 million in non-cash charges primarily related to asset write-offs and approximately $44 million of cash charges, primarily related to disposal of assets and severance costs. These restructuring activities were substantially completed in 1996 and there has been no adjustment to the original reserve. There is a remaining reserve of $9.1 million.


NOTE 5: INVESTMENTS IN JOINT VENTURES

We are involved in three joint ventures. We have a 50% equity interest in Cereal Partners Worldwide (CPW), our joint venture with Nestle, S.A., which manufactures and markets breakfast cereals outside North America. We have a 40.5% equity interest in Snack Ventures Europe (SVE), our joint venture with PepsiCo, Inc., which manufactures and markets snack foods in continental Europe. We have a 50% equity interest in International Dessert Partners (IDP), our joint venture with CPC International Inc., which manufactures and markets baking mixes and desserts in Latin America.
   The joint ventures are reflected in our financial statements on an equity accounting basis. We record our share of the earnings or (losses) of these joint ventures. (The table that follows in this footnote reflects the joint ventures on a 100% basis.) We also receive royalty income from these joint ventures, incur various expenses (primarily research and development), and record the tax impact of certain of the joint venture operations that are structured as partnerships. Including all these factors, the effect on our net income related to the joint ventures was a charge of $6.3 million, $2.8 million and $6.6 million in 1997, 1996 and 1995, respectively.
   Our cumulative investment in these joint ventures (including our share of earnings and losses) was $234.6 million, $229.8 million and $228.8 million at the end of 1997, 1996 and 1995, respectively. We made aggregate investments in the joint ventures of $46.5 million, $45.3 million and $51.6 million in 1997, 1996 and 1995, respectively. We received aggregate dividends from the joint ventures of $7.5 million, $8.2 million and $7.3 million in 1997, 1996 and 1995, respectively.
   Summary combined financial information for the joint ventures on a 100% basis follows. Since we record our share of CPW and IDP results on a two-month lag, their information is included as of and for the twelve months ended March 31, whereas the SVE information is consistent with our May year end.


COMBINED FINANCIAL INFORMATION -
JOINT VENTURES - 100% BASIS

-------------------------------------------------------------------------------
                                               Fiscal Year Ended
-------------------------------------------------------------------------------

  In Millions                       May 25, 1997   May 26, 1996   May 28, 1995
-------------------------------------------------------------------------------

  Sales                                 $1,627.6       $1,599.5       $1,326.3
  Gross Profit                             843.5          838.1          686.2
  Earnings (losses)
   before Taxes                             (7.3)          12.1             .6
  Earnings (losses)
   after Taxes                             (24.7)         (13.1)         (18.9)
===============================================================================

  In Millions                       May 25, 1997   May 26, 1996
--------------------------------------------------------------------------------

  Current Assets                          $419.6         $379.4
  Non-current Assets                       602.4          648.1
  Current Liabilities                      488.8          469.8
  Non-current Liabilities                  106.1           87.2
================================================================================

   Our  proportionate  share  of the  sales of the  joint  ventures  was  $728.2
million,   $705.7  million  and  $584.0   million  for  1997,   1996  and  1995,
respectively.



NOTE 6: BALANCE SHEET INFORMATION

The components of certain balance sheet accounts are as follows:


  In Millions                           May 25, 1997      May 26, 1996
-----------------------------------------------------------------------

  Land, Buildings and Equipment:
   Land                                       $ 17.5            $ 17.8
   Buildings                                   526.7             516.2
   Equipment                                 1,911.2           1,865.4
   Construction in progress                    116.2             108.6
-----------------------------------------------------------------------

    Total land, buildings
     and equipment                           2,571.6           2,508.0
   Less accumulated depreciation            (1,292.2)         (1,195.6)
-----------------------------------------------------------------------

    Net land, buildings
     and equipment                          $1,279.4          $1,312.4
=======================================================================


  Other Assets:
   Prepaid pension                           $ 402.5           $ 362.3
   Marketable securities, at market            158.0             167.9
   Investments in and
     advances to affiliates                    221.8             217.4
   Net intangible assets,
    primarily goodwill                         655.2             110.3
   Miscellaneous                               174.2             129.3
-----------------------------------------------------------------------

    Total other assets                      $1,611.7           $ 987.2
=======================================================================


   Accumulated amortization included in net intangible assets was $39.8 million and $25.8 million at May 25, 1997 and May 26, 1996, respectively.


   As of May 25, 1997, a comparison of cost and market values of our marketable securities (all of which are debt securities and considered available-for-sale) was as follows:

--------------------------------------------------------------------------
                                                 Market     Gross    Gross
  In Millions                          Cost       Value      Gain     Loss
--------------------------------------------------------------------------

  In "Other Current Assets"          $ 15.0      $ 15.0     $   -      $ -
  In "Other Assets"                   117.7       158.0      40.3        -
--------------------------------------------------------------------------

   Total marketable securities       $132.7      $173.0     $40.3      $ -
==========================================================================


   Realized gains from sales of marketable securities were $.6 million, $3.8 million and $.7 million in 1997, 1996 and 1995, respectively. In addition, realized losses from purchases of our related debt (see Note Ten) were $.9 million, $2.3 million and $1.6 million in 1997, 1996 and 1995, respectively. The aggregate unrealized gains and losses on available-for-sale securities, net of tax effects, are accumulated in the "unearned compensation and other" account within stockholders' equity.
   Scheduled maturities of our marketable securities are as follows:


  In Millions                         Cost   Market Value
---------------------------------------------------------

  Under one year (current)          $ 15.0         $ 15.0
  From 1 to 3 years                   22.4           22.5
  From 4 to 7 years                   21.4           21.5
  Over 7 years                        73.9          114.0
---------------------------------------------------------

   Totals                           $132.7         $173.0
=========================================================



NOTE 7:  INVENTORIES

The components of inventories are as follows:

-------------------------------------------------------------------------
  In Millions                             May 25, 1997      May 26, 1996
-------------------------------------------------------------------------

  Raw materials, work in
   process and supplies                         $ 77.4            $ 77.6
  Finished goods                                 270.5             255.1
  Grain                                           64.0             118.5
  Reserve for LIFO valuation method              (47.5)            (55.7)
-------------------------------------------------------------------------

   Total inventories                            $364.4            $395.5
=========================================================================

   At May 25, 1997 and May 26, 1996, respectively, inventories of $208.5 million and $209.2 million were valued at LIFO.The impact of LIFO accounting increased 1997 earnings by $.03 per share, and reduced 1996 and 1995 earnings by $.01 and $.04 per share, respectively.


NOTE 8: FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Most of our financial instruments are recorded on the balance sheet. A few (known as "derivatives") are off-balance-sheet items. Derivatives are financial instruments whose value is derived from one or more underlying financial instruments. Examples of such underlying instruments are currencies, equities, commodities and interest rates. The carrying amount and fair value (based on current market quotes and interest rates) of our financial instruments at the balance-sheet dates are as follows:

------------------------------------------------------------------------------
                                       May 25, 1997          May 26, 1996
------------------------------------------------------------------------------

                                  Carrying       Fair      Carrying      Fair
In Millions                         Amount      Value        Amount     Value
  Assets:
   Cash and
    cash equivalents              $   12.8   $   12.8      $   20.6  $   20.6
   Receivables                       419.1      419.1         337.8     337.8
   Marketable securities             174.8      174.8         215.1     215.1
  Liabilities:
   Accounts payable                  599.7      599.7         590.7     590.7
   Debt                            1,873.7    1,932.3       1,437.9   1,515.7
  Derivatives relating to:
   Marketable securities              (1.8)      (1.8)         (2.8)     (2.8)
   Debt                                  -        9.2             -       3.1
==============================================================================

   Any derivative we enter into and hold is designated at inception as a hedge of risks associated with specific assets, liabilities or future commitments and is monitored to determine if it remains an effective hedge. The effectiveness of the derivative as a hedge is based on changes in its market value being highly correlated with changes in market value of the underlying hedged items. We do not enter into or hold derivatives for trading or speculative purposes.
   We use derivative instruments to reduce financial risk in three areas: interest rates, foreign currency and commodities. The notional amounts of derivatives do not represent actual amounts exchanged by the parties and, thus, are not a measure of the exposure of the Company through its use of derivatives. Interest rate swap and foreign exchange agreements are made with a diversified group of highly rated financial institutions, whereas commodities agreements are entered into through various regulated exchanges. We have credit exposure associated with these agreements to the extent that the instruments have a positive fair value, but we do not anticipate any losses. The Company does not have a significant concentration of risk with any single party or group of parties in any of its financial instruments.
   (1) Interest Rate Risk Management - We use interest rate swaps to hedge and/or lower financing costs, to adjust our floating- and fixed-rate debt positions, and to lock in a positive interest rate spread between certain assets and liabilities.

An interest rate swap used in conjunction with a debt financing may allow the Company to create fixed or floating-rate financing at a lower cost than with a stand-alone financing. Generally, under interest rate swaps, the Company agrees with a counterparty to exchange the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount.
   The following table indicates the types of swaps used to hedge various assets and liabilities and their weighted average interest rates. Average variable rates are based on rates as of the end of the reporting period. The swap contracts mature during time periods ranging from 1998 to 2008.

----------------------------------------------------------------------------
                                      May 25, 1997          May 26, 1996
----------------------------------------------------------------------------

  Dollars in Millions              Asset   Liability      Asset    Liability
----------------------------------------------------------------------------

  Receive fixed swaps -
   notional amount                 $   -       $99.9      $   -       $90.0
     Average receive rate              -         6.5%         -         7.1%
     Average pay rate                  -         5.4%         -         5.1%
  Pay fixed swaps -
   notional amount                 $34.2       $16.5      $63.0       $21.3
     Average receive rate            5.9%        5.6%       5.7%        5.4%
     Average pay rate                8.9%        8.2%       8.9%        6.2%
============================================================================

   The interest rate differential on interest rate swaps used to hedge existing assets and liabilities is recognized as an adjustment of interest expense or income over the term of the agreement.
   The Company uses interest rate options and cap agreements primarily to reduce the impact of interest rate changes on its floating-rate debt, as well as to hedge the value of call options contained in long-term debt issued by the Company in earlier periods. In return for an upfront payment, an interest rate swap option grants the purchaser the right to receive (pay) the fixed rate interest amount in an interest rate swap. In return for an upfront payment, a cap agreement entitles the purchaser to receive the amount, if any, by which an agreed upon floating rate index exceeds the cap interest rate. The following table summarizes our option and cap agreements, all of which matured in 1997.

--------------------------------------------------------------------------
                                    May 25, 1997          May 26, 1996
--------------------------------------------------------------------------
                                 Notional  Average      Notional  Average
  Dollars in Millions              Amount     Rate        Amount     Rate
--------------------------------------------------------------------------

  Caps purchased -
   receive floating                   $ -        -%       $200.0      7.0%
==========================================================================

   The premiums paid/received for interest rate options and cap agreements are included in other assets/liabilities and are amortized to interest expense over the terms of the agreements. Amounts receivable or payable under the cap agreements are recognized as yield adjustments over the life of the related debt.
   (2) Foreign-Currency Exposure - We are exposed to potential losses from foreign currency fluctuations affecting net investments and earnings denominated in foreign currencies. We selectively hedge the potential effect of these foreign currency fluctuations related to operating activities and net investments in foreign operations by entering into foreign exchange contracts with highly rated financial institutions. Realized and unrealized gains and losses on hedges of firm commitments are included in the cost basis of the asset being hedged and are recognized as the asset is expensed through cost of goods sold or depreciation. Realized and unrealized gains and losses on contracts that hedge other operating activities are recognized currently in net earnings. Realized and unrealized gains and losses on contracts that hedge net investments are recognized in the cumulative foreign currency adjustment in stockholders' equity.
   The components of our net foreign investment exposure by geographic region are as follows:

-----------------------------------------------------------------
  In Millions                 May 25, 1997           May 26, 1996
-----------------------------------------------------------------
  Europe                            $153.8                 $156.7
  North/South America                 40.2                   35.3
  Asia                                 2.3                    1.9
-----------------------------------------------------------------
   Total exposure                   $196.3                 $193.9
=================================================================

   At May 25, 1997, we had forward and option contracts maturing in 1998 to sell $148.4 million of foreign currencies. The fair value of these contracts is based on third-party quotes and was immaterial at May 25, 1997.
   (3) Commodities - The Company uses an integrated set
of financial instruments in its purchasing cycle, including purchase orders, noncancelable contracts, futures contracts, and futures options. Except as described below, these instruments are all used to purchase ingredients for the Company's internal needs, and to manage purchase prices and inventory values as practical. All futures contracts and futures options are exchange-based instruments with ready liquidity and determinable market values. Unrealized gains and losses are recorded monthly and deferred until the physical ingredients flow through cost of goods sold. The net gains and losses deferred and expensed are immaterial. At May 25, 1997 and May 26, 1996, the aggregate fair value of our ingredient derivatives position was $92.9 million and $66.9 million, respectively.
   The Company also has a grain-merchandising operation, which uses cash contracts, futures contracts and futures options. All futures contracts and futures options are exchange-based instruments with ready liquidity and market values. Neither results of operations nor the year-end positions from grain-merchandising operations was material to the Company's overall results.


NOTE 9:  NOTES PAYABLE

The components of notes payable and their respective weighted average interest rates at the end of the periods are as follows:

-------------------------------------------------------------------------------
                                      May 25, 1997              May 26, 1996
-------------------------------------------------------------------------------
                                            Weighted                  Weighted
                                             Average                   Average
                                   Notes    Interest         Notes    Interest
  Dollars in Millions            Payable        Rate       Payable        Rate
-------------------------------------------------------------------------------

  U.S. commercial paper           $379.0         5.5%       $ 15.0         5.2%
  Canadian
   commercial paper                 32.2         3.2          19.9         4.8
  Financial institutions           273.1         5.1         281.7         5.4
  Amounts reclassified
   to long-term debt              (480.0)          -        (175.0)          -
-------------------------------------------------------------------------------
   Total notes payable            $204.3                    $141.6
===============================================================================

   See Note Eight for a description of related interest rate derivative instruments.
   To ensure availability of funds, we maintain bank credit lines sufficient to cover our outstanding short-term borrowings. As of May 25, 1997, we had $700.0 million fee-paid lines and $64.6 million uncommitted, no-fee lines available in the U.S. and Canada. In addition, other foreign subsidiaries had no-fee lines of $129.7 million, of which $71.9 million are unused.
   We have a revolving credit agreement expiring in January 2002 that provides for the fee-paid credit lines. This agreement provides us with the ability to refinance short-term borrowings on a long-term basis, and therefore we have reclassified a portion of our notes payable to long-term debt.


NOTE 10:  LONG-TERM DEBT

-----------------------------------------------------------------------------
  In Millions                             May 25, 1997          May 26, 1996
-----------------------------------------------------------------------------
  Medium-term notes, 5.4% to 9.1%,
   due 1997 to 2033                            $ 877.9               $ 978.1
  Zero coupon notes, yield 11.1%,
   $279.0 due August 15, 2013                     48.7                  44.5
  8.2% ESOP loan guaranty,
   due through June 30, 2007                      63.5                  70.4
  7.0% Notes due September 15, 2004              165.1                     -
  Zero coupon notes, yield 11.7%,
   $64.2 due August 15, 2004                      28.3                  25.3
  Notes payable, reclassified                    480.0                 175.0
  Other                                            5.9                   3.0
-----------------------------------------------------------------------------
                                               1,669.4               1,296.3
  Less amounts due within one year              (139.0)                (75.4)
-----------------------------------------------------------------------------
   Total long-term debt                       $1,530.4              $1,220.9
=============================================================================


See  Note  Eight  for  a  description  of  related   interest  rate   derivative
instruments.

   At May 25, 1997 our debt shelf registration permits the issuance of up to $500.0 million net proceeds in unsecured debt securities to reduce short-term debt and for other general corporate purposes, and includes a medium-term note program that allows us to issue debt quickly for selected amounts, rates and maturities.
   In 1997, we issued $62.0 million of debt under our medium-term note program with maturities varying from one to 12 years and interest rates from 5.6% to 7.5%. In 1996, $35.0 million of debt was issued under this program with maturities from five to 12 years and interest rates from 5.2% to 7.2%.
   The Company has guaranteed the debt of the Employee Stock Ownership Plan; therefore, the loan is reflected on our consolidated balance sheets as long-term debt with a related offset in stockholders' equity, "unearned compensation and other."
   The sinking fund and principal payments due on long-term debt are (in millions) $139.0, $85.2, $90.5, $62.7 and $49.8 in 1998, 1999, 2000, 2001 and
2002, respectively. The notes payable that are reclassified under our revolving credit agreement are not included in these principal payments.
   Our marketable securities (see Note Six) include zero coupon U.S. Treasury securities. These investments are intended to provide the funds for the payment of principal and interest for the zero coupon notes due August 15, 2004, and 2013.


NOTE 11:  STOCK PLANS

A total of 11,607,294 shares (including 6,224,050 shares for salary replacement options, 158,449 shares for restricted stock, and 200,037 shares for non-employee directors) are available for grant of options, restricted stock, or restricted stock units under our 1993, 1995 and 1996 stock plans through October 1, 1998, September 30, 2000, and September 30, 2001, respectively. Options may be granted at a price not less than 100 percent of the fair market value on the date the option is granted. Options now outstanding include some granted under the 1984, 1988 and 1990 option plans, under which no further rights may be granted. All options expire within 10 years and one month after the date of grant. The plans provide for full vesting of options upon completion of specified service periods, or in the event there is a change of control.
   Stock subject to a restricted period and a purchase price, if any, as determined by the Compensation Committee of the Board of Directors may be granted to key employees under the 1993 plan and the Executive Incentive Plan. The 1988 plan also permitted such awards. Most of the employee restricted stock awards require the employee to deposit personally owned shares (on a one-for-one basis) with the

Company during the restricted period. The 1996 plan allows non-employee directors to annually choose to receive either 500 shares of stock restricted for one year or 500 restricted stock units convertible to common stock after his or her term of service on the Board is completed. The 1990 plan also allowed grants of restricted stock to directors. In 1997, 1996 and 1995 grants of 176,955, 132,092 and 131,150 shares of restricted stock and units, with weighted average values at grant of $59.29, $54.32 and $54.51 per share, respectively, were made. On May 25, 1997, a total of 445,209 restricted shares and units were outstanding.
   The 1988 plan permitted the granting of performance units corresponding to stock options granted. The value of performance units was determined by return on equity and growth in earnings per share measured against preset goals over three-year performance periods. For seven years after a performance period holders may elect to receive the value of performance units (with interest) as an alternative to exercising corresponding stock options. On May 25, 1997, there were 1,579,760 outstanding options with corresponding performance unit accounts.
   The following table contains information on stock option activity:

-----------------------------------------------------------------------
                                  Weighted                     Weighted
                                   Average                      Average
                                  Exercise                     Exercise
                      Options        Price         Options        Price
                  Exercisable    Per Share     Outstanding    Per Share
-----------------------------------------------------------------------

  Balance at
   May 29, 1994    10,278,466       $38.73      18,009,478       $49.52

   Granted                                       4,063,100        55.11
   Exercised                                      (725,437)       32.31
   Expired                                        (574,714)       59.33
   Spin-off
    adjustment                                   1,202,369
-----------------------------------------------------------------------

  Balance at
   May 28, 1995    12,576,580        33.37      21,974,796        41.60

   Granted                                       4,127,602        52.55
   Exercised                                    (1,778,823)       25.87
   Expired                                        (730,343)       49.40
-----------------------------------------------------------------------

  Balance at
   May 26, 1996    11,315,131        37.70      23,593,232        44.46

   Granted                                       3,973,277        59.33
   Exercised                                    (2,335,956)       31.74
   Expired                                        (429,898)       51.84
-----------------------------------------------------------------------

  Balance at
   May 25, 1997    11,949,600       $42.53      24,800,655       $47.91
=======================================================================


   The  following   table  provides   information   regarding   exercisable  and
outstanding options as of May 25, 1997.

-----------------------------------------------------------------------------------
                                   Weighted                  Weighted      Weighted
                                    Average                   Average       Average
  Range of                         Exercise                  Exercise     Remaining
  Exercise Price       Options    Price per       Options   Price per   Contractual
  per Share        Exercisable        Share   Outstanding       Share   Life(years)
-----------------------------------------------------------------------------------

  Under $30          2,636,014       $24.21     2,636,014      $24.21          1.57
  $30-$40            2,082,540        34.61     2,082,540       34.61          3.10
  $40-$50            2,591,424        46.71     5,502,550       45.85          6.11
  $50-$60            4,487,722        53.96    11,858,091       53.26          6.81
  Over $60             151,900        60.13     2,721,460       61.87          9.42
-----------------------------------------------------------------------------------

                    11,949,600       $42.53    24,800,655      $47.91          6.07
===================================================================================

   When the Restaurant operations were spun off, the number and exercise price of options outstanding were adjusted to compensate for the market value of the Darden shares distributed to our stockholders. This adjustment increased the number of General Mills options outstanding at May 28, 1995 by 1,202,369 shares and decreased the exercise price of the option shares outstanding by approximately 17.7 percent
   Stock-based compensation expense related to restricted stock for 1997, 1996 and 1995 was $4.8 million, $3.0 million and $5.0 million, respectively, using the "intrinsic value-based method" of accounting for stock-based compensation plans. Effective with 1997, we adopted the disclosure requirements of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 allows either a fair value based method or an intrinsic value-based method of accounting for such compensation plans. Had compensation expense for our 1997 and 1996 stock option plan grants been determined using the fair value based method, net earnings and earnings per share would have been approximately $435.2 million and $2.75, and $470.3 million and $2.96, respectively. These pro forma amounts are not likely to be representative of the difference between the two methods in future years, because most of our options require service over periods longer than two years for full vesting. The weighted average fair values at grant date of the options granted in 1997 and 1996 were estimated as $11.76 and $9.39, respectively, using the Black-Scholes option-pricing model with the following weighted average assumptions:

---------------------------------------------------------------
                                       1997          1996
---------------------------------------------------------------

   Risk-free interest rate             6.5%           6.1%
   Expected life                         7 years        7 years
   Expected volatility                  18%            18%
   Expected dividend growth rate         8%             8%
===============================================================

   The Black-Scholes model requires the input of highly subjective assumptions and may not necessarily provide a reliable measure of fair value.


NOTE 12:  STOCKHOLDERS' EQUITY

------------------------------------------------------------------------------------------------------------------------------------
                                                     $.10 Par Value Common Stock
                                                    (One Billion Shares Authorized)
                                                --------------------------------------                         Cumulative
                                                    Issued             Treasury                      Unearned     Foreign
  In Millions, Except                           -------------------------------------- Retained  Compensation    Currency
  per Share Data                                Shares   Amount    Shares      Amount  Earnings     and Other  Adjustment     Total
------------------------------------------------------------------------------------------------------------------------------------

  Balance at May 29, 1994                        204.2   $251.0    (45.7)  $(1,334.4)  $2,457.9      $(160.2)     $(63.1)  $1,151.2
  Unrealized gain, net of income taxes of
    $14.0, on available-for-sale securities
    at May 30, 1994                                                                                     22.0                   22.0
  Net earnings                                                                            367.4                               367.4
  Cash dividends declared ($1.88 per share),
    net of income taxes of $3.1                                                          (294.1)                             (294.1)
  Stock option, profit sharing and ESOP plans      -       10.0       .4        17.2                                           27.2
  Shares purchased via puts, or on open market                      (1.0)      (57.7)                                         (57.7)
  Put option premium/settlements, net              -       (3.5)       -         2.8                                            (.7)
  Transfer of put options                          -      122.0                                                               122.0
  Unearned compensation related to restricted
    stock awards                                                                                        (5.6)                  (5.6)
  Earned compensation and other                                                                         11.0                   11.0
  Change in unrealized gain, net of income
    taxes of $3.7, on available-for-sale
    securities                                                                                           5.8                    5.8
  Amount charged to gain on sale of
    foreign operations                                                                                               3.6        3.6
  Translation adjustments, net of income tax
    benefit of $.2                                                                                                   7.6        7.6
  Transfer of equity components to Darden
    prior to spin-off                                                                                   69.1        10.1       79.2
  Distribution of equity to stockholders
    from spin-off of Restaurant operations                                             (1,297.9)                           (1,297.9)
------------------------------------------------------------------------------------------------------------------------------------
  Balance at May 28, 1995                        204.2    379.5    (46.3)   (1,372.1)   1,233.3        (57.9)      (41.8)     141.0
  Net earnings                                                                            476.4                               476.4
  Cash dividends declared ($1.91 per share),
    net of income taxes of $2.5                                                          (301.1)                             (301.1)
  Stock option, profit sharing and ESOP plans      -        4.6      1.7        40.3                                           44.9
  Shares purchased on open market                                    (.6)      (35.6)                                         (35.6)
  Put option premium/settlements, net              -         .2                                                                  .2
  Unearned compensation related to restricted
    stock awards                                                                                        (6.5)                  (6.5)
  Earned compensation and other                                                                          7.1                    7.1
  Change in unrealized gain, net of income
    taxes of $2.0, on available-for-sale
    securities                                                                                          (3.1)                  (3.1)
  Minimum pension liability adjustment                                                                   (.8)                   (.8)
  Translation adjustments, net of income tax
    benefit of $.2                                                                                                 (14.8)     (14.8)
------------------------------------------------------------------------------------------------------------------------------------
  Balance at May 26, 1996                        204.2    384.3    (45.2)   (1,367.4)   1,408.6        (61.2)      (56.6)     307.7
  Net earnings                                                                            445.4                               445.4
  Cash dividends declared ($2.03 per share),
    net of income taxes of $2.1                                                          (318.6)                             (318.6)
  Shares issued in acquisition                     -      181.4      5.4       173.0                                          354.4
  Stock option, profit sharing and ESOP plans      -        9.3      1.7        57.4                                           66.7
  Shares purchased via puts, or on open market                      (6.2)     (368.0)                                        (368.0)
  Put and call option premium/settlements, net     -        3.0        -         3.1                                            6.1
  Unearned compensation related to restricted
    stock awards                                                                                        (7.9)                  (7.9)
  Earned compensation and other                                                                         13.1                   13.1
  Change in unrealized gain, net of income
    taxes of $.1, on available-for-sale
    securities                                                                                           (.1)                   (.1)
  Minimum pension liability adjustment                                                                  (1.9)                  (1.9)
  Amount removed on disposition of
    foreign operation                                                                                                6.1        6.1
  Translation adjustments                                                                                           (8.4)      (8.4)
------------------------------------------------------------------------------------------------------------------------------------
  Balance at May 25, 1997                        204.2   $578.0    (44.3)  $(1,501.9)  $1,535.4       $(58.0)     $(58.9)   $ 494.6
====================================================================================================================================

     Cumulative preference stock of 5.0 million shares, without par value, is authorized but unissued.


    We have a shareholder rights plan that entitles each outstanding share of common stock to one right. Each right entitles the holder to purchase one one-hundredth of a share of cumulative preference stock (or, in certain circumstances, common stock or other securities), exercisable upon the occurrence of certain events. The rights are not transferable apart from the common stock until a person or group has acquired 20 percent or more, or makes a tender offer for 20 percent or more, of the common stock in which case each right will entitle the holder (other than the acquiror) to receive, upon exercise, common stock of either the Company or the acquiring company having a market value equal to two times the exercise price of the right. The initial exercise price is $240 per right. The rights are redeemable by the Board at any time prior to the acquisition of 20 percent or more of the outstanding common stock. The rights expire on February 1, 2006. At May 25, 1997, there were 159.9 million rights issued and outstanding.
    The Board of Directors has authorized the repurchase, from time to time, of common stock for our treasury, provided that the number of shares held in treasury shall not exceed 60.0 million.
    Through private transactions in fiscal 1997 and 1996 as a part of our stock repurchase program, we issued put options that entitle the holder to sell shares of our common stock to us, at a specified price, if the holder exercises the option. In 1997 and 1996, we issued put options for 4.5 million and .2 million shares for $7.4 million and $.2 million in premiums, respectively. As of May 25, 1997, put options for 2.5 million shares remain outstanding at exercise prices ranging from $57.35 to $66.71 per share with exercise dates from May 1997 to November 1997.


NOTE 13:  INTEREST EXPENSE

The components of net interest expense are as follows:

-------------------------------------------------------------------
                                             Fiscal Year
-------------------------------------------------------------------
  In Millions                       1997         1996         1995
-------------------------------------------------------------------

  Interest expense                $115.7       $117.2       $150.0
  Capitalized interest              (1.1)         (.6)        (5.2)
  Interest income                  (14.1)       (15.2)       (19.4)
-------------------------------------------------------------------

    Total interest expense,
     net                           100.5        101.4        125.4
  Net interest allocated to
   discontinued operations           -            -          (24.2)
-------------------------------------------------------------------

    Interest expense, net         $100.5       $101.4       $101.2
===================================================================

    During 1997, 1996 and 1995, we paid interest (net of amount capitalized) of $103.6 million, $103.8 million and $135.2 million, respectively. The interest allocated to discontinued operations is net of capitalized interest credits of $4.3 million in 1995.

NOTE 14:  RETIREMENT PLANS

We have defined-benefit plans covering most employees. Benefits for salaried employees are based on length of service and final average compensation. The hourly plans include various monthly amounts for each year of credited service. Our funding policy is consistent with the funding requirements of federal law and regulations. Our principal plan covering salaried employees has a provision that any excess pension assets would vest to plan participants if the plan is terminated within five years of a change in control. Plan assets consist principally of listed equity securities, corporate obligations and U.S. government securities. Components of net pension income are as follows:

-------------------------------------------------------------------
                                               Fiscal Year
-------------------------------------------------------------------
  Expense (Income) in Millions          1997       1996       1995
-------------------------------------------------------------------

  Service cost -
   benefits earned                    $ 14.3     $ 14.1     $ 13.5
  Interest cost on projected
   benefit obligation                   59.0       56.7       55.1
  Actual return on plan assets        (168.7)    (162.3)    (106.9)
  Net amortization and deferral         59.2       61.4        8.3
-------------------------------------------------------------------

    Net pension income                $(36.2)    $(30.1)    $(30.0)
===================================================================

    The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the benefit obligations were 8.3% and 4.4% in 1997, and 8.1% and 4.5% in 1996, respectively. The expected long-term rate of return on assets was 10.4%.
    The funded status of the plans and the amount recognized on the consolidated balance sheets (as determined as of May 31, 1997 and 1996) are as follows:

-------------------------------------------------------------------------
                                  May 25, 1997            May 26, 1996
-------------------------------------------------------------------------
                               Assets      Accu-       Assets      Accu-
                               Exceed    mulated       Exceed    mulated
                                Accu-   Benefits        Accu-   Benefits
                              mulated     Exceed      mulated     Exceed
  In Millions                Benefits     Assets     Benefits     Assets
-------------------------------------------------------------------------
  Actuarial present value
   of benefit obligations:
    Vested benefits           $ 668.0     $ 20.2      $ 649.5     $ 17.7
    Nonvested benefits           41.9         .8         41.3         .8
-------------------------------------------------------------------------
   Accumulated benefit
   obligations                  709.9       21.0        690.8       18.5
-------------------------------------------------------------------------
   Projected benefit
   obligation                   751.3       22.4        730.3       19.5
  Plan assets at
   fair value                 1,184.1          -      1,067.7          -
-------------------------------------------------------------------------
   Plan assets in excess
   of (less than) the
   projected benefit
   obligation                   432.8      (22.4)       337.4      (19.5)
  Unrecognized prior
   service cost                  39.3        2.2         31.9        2.3
  Unrecognized
   net loss                      10.8        5.8         88.8        2.3
  Recognition of
   minimum liability                -      (10.0)           -       (7.9)
  Unrecognized transition
   (asset) liability            (80.4)       3.4        (95.8)       4.3
-------------------------------------------------------------------------
    Prepaid (accrued)
     pension cost             $ 402.5     $(21.0)     $ 362.3     $(18.5)
=========================================================================

    The General Mills Savings Plan is a defined contribution plan that covers our salaried and non-union employees. It had net assets of $768.2 million at May 25, 1997 and $689.0 million at May 26, 1996. This plan is a 401(k) savings plan that includes several investment funds and an Employee Stock Ownership Plan
(ESOP). The ESOP's only assets are Company common stock and temporary cash balances. Expense recognized in 1997, 1996 and 1995 was $3.2 million, $6.9 million and $5.4 million, respectively. The ESOP's share of this expense was $2.7 million, $6.6 million and $5.0 million, respectively. The ESOP's expense is calculated by the "shares allocated" method.
    The ESOP uses Company common stock to convey benefits to employees and, through increased stock owner-ship, to align employee interests with those of shareholders. The Company matches a percentage of employee contributions with a base match plus a variable year-end match that depends on annual results. Employees receive the Company match in the form of common stock.
    The ESOP originally purchased Company common stock principally with funds borrowed from third parties (and guaranteed by the Company). The ESOP shares are included in net shares outstanding for the purposes of calculating earnings per share. The ESOP's third-party debt is described in Note Ten.
    The Company treats cash dividends paid to the ESOP the same as other dividends. Dividends received on leveraged shares (i.e., all shares originally purchased with the debt proceeds) are used for debt service, while dividends received on unleveraged shares are passed through to participants.
    The Company's cash contribution to the ESOP is calculated so as to pay off enough debt to release sufficient shares to make the Company match. The ESOP uses the Company's cash contributions to the plan, plus the dividends received on the ESOP's leveraged shares, to make principal and interest payments on the ESOP's debt. As loan payments are made, shares become unencumbered by debt and committed to be allocated. The ESOP allocates shares to individual employee accounts on the basis of the match of employee payroll savings (contributions), plus reinvested dividends received on previously allocated shares. In 1997, 1996 and 1995, the ESOP incurred interest expense of $5.7 million, $6.3 million and $6.6 million, respectively. The ESOP used dividends of $8.1 million, $9.1 million and $6.2 million, along with Company contributions of $2.7 million, $6.7 million and $4.8 million to make interest and principal payments in the respective years.
    The number of shares of Company common stock in the ESOP are summarized as follows:

----------------------------------------------------------------
  Number of Shares                 May 25, 1997     May 26, 1996
----------------------------------------------------------------

  Unreleased shares                   2,164,000        2,415,000
  Committed to be allocated              29,000           10,000
  Allocated to participants           2,185,000        2,129,000
----------------------------------------------------------------

    Total shares                      4,378,000        4,554,000
================================================================


NOTE 15: OTHER POSTRETIREMENT BENEFITS

We sponsor plans that provide health care benefits to the majority of our retirees. The salaried plan is contributory, with retiree contributions based on years of service.
    We fund plans for certain employees and retirees on an annual basis. In 1997, 1996 and 1995 we contributed $8.1 million, $14.0 million and $13.7 million, respectively. Plan assets consist principally of listed equity securities and U.S. government securities.
    Components of the postretirement health care expense are as follows:


-------------------------------------------------------------------
                                               Fiscal Year
-------------------------------------------------------------------

  Expense (Income) in Millions          1997       1996       1995
-------------------------------------------------------------------

  Service cost - benefits earned       $ 4.6      $ 4.9      $ 4.5
  Interest cost on accumulated
   benefit obligation                   14.2       14.2       14.3
  Actual return on plan assets         (27.4)     (18.7)     (15.1)
  Net amortization and deferral         12.2        6.9        5.0
-------------------------------------------------------------------

    Net postretirement expense         $ 3.6      $ 7.3      $ 8.7
===================================================================



    The funded status of the plans and the amount recognized on our consolidated balance sheets are as follows:


                                   May 25, 1997         May 26, 1996
-----------------------------------------------------------------------

                                Assets     Accu-     Assets      Accu-
                                Exceed   mulated     Exceed    mulated
                                 Accu-  Benefits      Accu-   Benefits
                               mulated    Exceed    mulated     Exceed
  In Millions                 Benefits    Assets   Benefits     Assets
-----------------------------------------------------------------------

  Accumulated benefit
   obligations:
    Retirees                    $ 40.4    $ 54.8     $ 38.5     $ 55.7
    Fully eligible active
     employees                    13.8       6.1       13.1        5.1
    Other active
     employees                    33.2      34.0       38.3       38.5
-----------------------------------------------------------------------

  Accumulated
   benefit obligations            87.4      94.9       89.9       99.3
  Plan assets at
   fair value                    142.9      18.2      121.9       13.2
-----------------------------------------------------------------------

  Plan assets in excess
   of (less than) accumu-
   lated benefit obligations      55.5     (76.7)      32.0      (86.1)
  Unrecognized prior
   service credits                   -     (11.5)       (.1)     (13.7)
   Unrecognized net
   (gain)loss                     (6.1)     12.2       14.3       23.8
-----------------------------------------------------------------------

    Prepaid (accrued) post-
     retirement benefits        $ 49.4   $ (76.0)    $ 46.2     $(76.0)
=======================================================================

    The discount rates used in determining the actuarial present value of the benefit obligations were 8.3% and 8.1% in 1997 and 1996, respectively. The expected long-term rate of return on assets was 10%.
    The assumed health care cost trend-rate increase in the per capita charges for benefits ranged from 5.6% to 8.6% for 1998 depending on the medical service category. The rates gradually decrease to 4.4% to 5.7% for 2007 and remain at that level thereafter. If the health care cost trend rate increased by one percentage point in each future year, the aggregate of the service and interest cost components of postretirement expense would increase for 1997 by $3.1 million and the accumulated benefit obligation as of May 25, 1997 would increase by $25.0 million.


NOTE 16:  PROFIT-SHARING PLAN

The Executive Incentive Plan provides incentives to key individuals who have the greatest potential to contribute to current earnings and successful future operations. These awards are approved by the Compensation Committee of the Board of Directors, which consists solely of outside directors, and depend on profit performance in relation to pre-established goals approved by the Committee. Profit-sharing expense was $4.5 million, $7.0 million and $.9 million in 1997, 1996 and 1995, respectively.


NOTE 17:  INCOME TAXES

The components of earnings from continuing operations before income taxes and the income taxes thereon are as follows:

-------------------------------------------------------------------
                                               Fiscal Year
-------------------------------------------------------------------
  In Millions                           1997       1996       1995
-------------------------------------------------------------------
  Earnings before income taxes:
    U.S.                              $698.5     $744.0     $412.1
    Foreign                             11.5       14.6        7.5
-------------------------------------------------------------------
      Total earnings before
       income taxes                   $710.0     $758.6     $419.6
===================================================================

  Income taxes:
    Current:
      Federal                         $208.2     $206.5     $ 91.6
      State and local                   25.7       28.5        1.3
      Foreign                            3.5        2.0        1.4
-------------------------------------------------------------------
        Total current                  237.4      237.0       94.3
-------------------------------------------------------------------
    Deferred:
      Federal                           17.1       33.7       50.6
      State and local                    3.9        7.1       11.1
      Foreign                            (.1)       1.6       (2.7)
-------------------------------------------------------------------
        Total deferred                  20.9       42.4       59.0
-------------------------------------------------------------------
        Total income taxes            $258.3     $279.4     $153.3
===================================================================

    During 1997 and 1996, net income tax benefits of $28.0 million and $25.0 million, respectively, were allocated to stockholders' equity. These benefits were attributable to the exercise of employee stock options, dividends paid on unallocated ESOP shares, translation adjustments and unrealized gain on marketable securities.

     During 1997, 1996 and 1995, we paid income taxes of $230.3 million, $194.0 million and $104.1 million, respectively.

     In prior years we purchased certain income-tax items from other companies through tax lease transactions. Total current income taxes charged to earnings reflect the amounts attributable to operations and have not been materially affected by these tax leases. Actual current taxes payable relating to 1997, 1996 and 1995 operations were increased by approximately $16 million, $15 million and $12 million, respectively, due to the current effect of tax leases. These tax payments do not affect taxes for statement of earnings purposes since they repay tax benefits realized in prior years. The repayment liability is classified as "deferred income taxes - tax leases."

     The following table reconciles the U.S. statutory income tax rate with the effective income tax rate:

--------------------------------------------------------------------
                                             Fiscal Year
--------------------------------------------------------------------
                                         1997       1996       1995
--------------------------------------------------------------------

  U.S. statutory rate                   35.0%      35.0%      35.0%
  State and local income taxes,
   net of federal tax benefits           2.7        3.0        3.6
  Other, net                            (1.3)      (1.2)      (2.1)
--------------------------------------------------------------------

    Effective income tax rate           36.4%      36.8%      36.5%
====================================================================


    The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:


------------------------------------------------------------------------
  In Millions                              May 25, 1997     May 26, 1996
------------------------------------------------------------------------

  Accrued liabilities                            $ 90.5           $ 84.6
  Unusual charges                                   6.6             12.5
  Compensation and employee benefits               50.7             53.3
  Disposition liabilities                          11.3             15.4
  Foreign tax loss carryforward                     8.6             12.4
  Other                                            25.7              9.0
------------------------------------------------------------------------

    Gross deferred tax assets                     193.4            187.2
------------------------------------------------------------------------

  Depreciation                                    127.7            130.5
  Prepaid pension asset                           166.5            138.1
  Intangible assets                                10.2             11.3
  Other                                            42.2             37.5
------------------------------------------------------------------------

    Gross deferred tax liabilities                346.6            317.4
------------------------------------------------------------------------

  Valuation allowance                              11.2             11.2
------------------------------------------------------------------------

    Net deferred tax liability                   $164.4           $141.4
========================================================================


    As of May 25, 1997, we have foreign operating loss carryovers for tax purposes of $22.6 million, which will expire as follows if not offset against future taxable income: $11.0 million in 1998, $.1 million in 1999, $.1 million in 2000, $11.0 million in 2001 and $.4 million in 2002.
    We have not recognized a deferred tax liability for unremitted earnings of $89.7 million for our foreign operations because we do not expect those earnings to become taxable to us in the foreseeable future. A determination of the potential liability is not practicable. If a portion were to be remitted, we believe income tax credits would substantially offset any resulting tax liability.


NOTE 18: LEASES AND OTHER COMMITMENTS

An analysis of rent expense by property leased follows:

----------------------------------------------------------------
                                             Fiscal Year
----------------------------------------------------------------
  In Millions                         1997       1996       1995
----------------------------------------------------------------

  Warehouse space                    $17.6      $14.9      $14.0
  Equipment                            7.1        7.3        8.7
  Other                                4.8        3.3        3.7
----------------------------------------------------------------

    Total rent expense               $29.5      $25.5      $26.4
----------------------------------------------------------------


    Some leases require payment of property taxes, insurance and maintenance costs in addition to the rent payments. Contingent and escalation rent in excess of minimum rent payments and sublease income netted in rent expense were insignificant.
    Noncancelable future lease commitments are (in millions) $27.1 in 1998, $26.5 in 1999, $24.9 in 2000, $23.1 in 2001, $18.1 in 2002 and $4.4 after 2002, with a cumulative total of $124.1.
    We are contingently liable under guaranties and comfort letters for $69.0 million. The guaranties and comfort letters are principally issued to support borrowing arrangements, primarily for our joint ventures. General Mills remains the primary guarantor on a number of Darden leases and certain other obligations; however Darden has indemnified General Mills against any loss.


NOTE 19:  GEOGRAPHIC INFORMATION

--------------------------------------------------------------------------
                                               Unallocated
                                                 Corporate    Consolidated
  In Millions          U.S.A.        Foreign     Items (a)           Total
--------------------------------------------------------------------------

  Sales
    1997             $5,376.4        $ 232.9        $    -        $5,609.3
    1996              5,204.5          211.5             -         5,416.0
    1995              4,840.7          186.0             -         5,026.7
--------------------------------------------------------------------------

  Operating Profits
    1997                806.4(b)       24.1        (120.5)           710.0
    1996                862.7          24.0        (128.1)           758.6
    1995                504.0(c)       14.9(c)      (99.3)           419.6
--------------------------------------------------------------------------

  Identifiable Assets
    1997              3,106.8         306.5         489.1          3,902.4
    1996              2,509.1         293.2         492.4          3,294.7
    1995              2,531.9         300.6         525.7          3,358.2
==========================================================================

(a) Corporate expenses reported here include net interest expense and general corporate expenses.
(b) U.S.A. operating profits are net of a charge of $48.4 million for the unusual item described in Note Four.
(c) U.S.A. and Foreign operating profits are net of charges of $179.1 million and $4.1 million, respectively, for the unusual items described in Note Four.

The foreign sales above were made primarily by our Canadian subsidiary. Our proportionate share of our joint ventures' sales (not shown above) was $728.2 million, $705.7 million and $584.0 million for 1997, 1996 and 1995, respectively. The foreign operating profits above also exclude our share of the results from our joint ventures.


NOTE 20:  QUARTERLY DATA (UNAUDITED)

Summarized quarterly data for 1997 and 1996 follows:



  In Millions, Except          First Quarter           Second Quarter          Third  Quarter           Fourth Quarter
  per Share and        --------------------------------------------------------------------------------------------------
  Market Price Amounts     1997           1996        1997        1996        1997        1996        1997           1996
-------------------------------------------------------------------------------------------------------------------------

  Sales               $ 1,315.6      $ 1,276.3   $ 1,560.1   $ 1,448.4   $ 1,289.6   $ 1,309.2   $ 1,444.0      $ 1,382.1
  Gross profit (a)        779.8          750.7       900.7       852.3       741.3       776.1       859.1          795.9
  Net earnings             97.7(b)       136.9       156.7       145.7       122.8       116.3        68.2(c)        77.5
  Net earnings
   per share                .62            .86        1.00         .92         .78         .73         .42            .49
  Dividends per share       .50            .47         .50         .47         .50         .47         .53            .50
  Market price of
   common stock:
    High                 58 1/4         54 3/8      60 5/8      58 1/8      68 3/4      60 1/2      67 3/4             60
    Low                      52             50      54 3/8      50 7/8      60 7/8      52 5/8      57 3/4         53 1/2
=========================================================================================================================


  In Millions, Except        Total Year
  per Share and         --------------------
  Market Price Amounts      1997        1996
--------------------------------------------

  Sales                $ 5,609.3   $ 5,416.0
  Gross profit (a)       3,280.9     3,175.0
  Net earnings             445.4       476.4
  Net earnings
   per share                2.82        3.00
  Dividends per share       2.03        1.91
  Market price of
   common stock:
    High                  68 3/4      60 1/2
    Low                       52          50

============================================


  (a) Before charges for depreciation.
  (b) Includes an after-tax loss of $29.2 million ($.18 per share) in the first quarter related to the adoption of Financial Accounting Standards No. 121.
  (c) The earnings impacts of LIFO reserve adjustments were not material to any quarter except the fourth quarter of 1997, when an after-tax credit of $7.2 million ($.05 per share) was recorded.



ELEVEN YEAR FINANCIAL SUMMARY

-------------------------------------------------------------------------------------------------------
                                          May 25,      May 26,      May 28,       May 29,       May 30,
  In Millions, Except per Share Data        1997         1996         1995          1994          1993
-------------------------------------------------------------------------------------------------------


  Financial Results
  Net earnings per share                 $  2.82       $ 3.00       $ 2.33       $  2.95       $  3.10
  Continuing operations earnings
   per share                                2.82         3.00         1.64          2.14          2.52
  Return on average equity                 111.0%       212.3%        52.0%         37.7%         39.1%
  Dividends per share                       2.03         1.91         1.88          1.88          1.68
  Sales                                    5,609        5,416        5,027         5,327         5,138
  Costs and expenses:
   Cost of sales                           2,328        2,241        2,123         2,012         2,003
   Selling, general and administrative     2,239        2,128        2,008         2,351         2,191
   Depreciation and amortization             183          187          192           174           153
   Interest, net                             101          101          101            79            56
   Unusual expenses (income)                  48           --          183           147            36
     Total costs and expenses              4,899        4,657        4,607         4,763         4,439
  Earnings from continuing
   operations before taxes and
   earnings (losses) of joint ventures       710          759          420           564           699
  Income taxes                               259          280          153           217           276
  Earnings (losses) of joint ventures         (6)          (3)          (7)           (7)          (12)
  Earnings from continuing operations        445          476          260           340           411
  Discontinued operations after taxes         --           --          107           134            95
  Accounting changes                          --           --           --            (4)           --
  Net earnings                               445          476          367           470           506
  Earnings from continuing
   operations as a percent of sales          7.9%         8.8%         5.2%          6.4%          8.0%
  Weighted average number of
   common shares                             158          159          158           159           163
  Taxes (income, payroll,
   property, etc.) per share                2.00         2.11         1.30          1.68          1.98
-------------------------------------------------------------------------------------------------------

  Financial Position
  Total assets                             3,902        3,295        3,358         4,804         4,310
  Land, buildings and equipment, net       1,279        1,312        1,457         1,503         1,463
  Working capital at year end               (281)        (197)        (324)         (630)         (386)
  Long-term debt, excluding
   current portion                         1,530        1,221        1,401         1,413         1,264
  Stockholders' equity                       495          308          141         1,151         1,219
  Stockholders' equity per share            3.09         1.94          .89          7.26          7.59
-------------------------------------------------------------------------------------------------------

  Other Statistics
  Total dividends                            321          304          297           299           275
  Gross capital expenditures                 163          129          157           213           317
  Research and development                    61           60           60            59            56
  Advertising media expenditures             306          320          324           292           283
  Wages, salaries and employee
   benefits                                  564          541          538           558           556
  Number of employees (actual)            10,200        9,790        9,882        10,616        10,577
  Accumulated LIFO reserve                    48           56           53            43            47
  Common stock price range (a):
   High                                   68 3/4       60 1/2       63 3/4        68 3/4        74 1/8
   Low                                        52           50       49 3/8        49 7/8            62
   Close                                  64 1/4       58 1/4       60 5/8        54 1/2        65 1/4
=======================================================================================================

(a) Prices shown prior to 1996 are before the spin-off described in Note Three. The closing prices on May 26, 1995 of the two common stocks on a when-issued basis were $49 7/8 for General Mills and $10 7/8 for Darden Restaurants.

Note: Excluding return on equity, amounts presented in this summary have been restated to a continuing operations basis.