Form 10-K405, Exhibit 13
period 1998-05-31
GENERAL MILLS INC
filed 1998-08-21
CIK 40704

MANAGEMENT'S DISCUSSION AND ANALYSIS

We  believe  the  keys  to  delivering   increased   value  for  General  Mills'
shareholders are profit growth, high returns on the capital employed in our businesses, and financial strength. This section of the annual report discusses the recent results of our operations, our financial position and our risk management.

RESULTS OF OPERATIONS - 1998 VS. 1997

Our record financial results in fiscal 1998 were driven by strong growth in worldwide unit volumes and continued productivity gains. For the 53-week period ended May 31, 1998, reported sales grew 8 percent to $6.03 billion. Earnings after tax grew 10 percent to reach $522 million before unusual items. Basic earnings per share of $3.30 and fully diluted earnings per share of $3.22 before unusual items also were up 10 percent from prior-year results.

   In the United States, unit volume grew 8 percent, and each one of our domestic operating divisions posted earnings growth of 10 percent or better. The unit volume increase included broad-based gains by established businesses, and strong contributions from the branded cereal and snacks businesses acquired from Ralcorp on Jan. 31, 1997. Excluding incremental volume contributed by these acquired brands in the first eight months of fiscal 1998, domestic unit volume grew 3 percent.
   Big G cereals led U.S. performance, with sales up 11 percent to $2.44 billion and total unit volume up 8 percent. This volume gain reflected good growth by several key established brands including CHEERIOS, along with strong contributions from new TEAM CHEERIOS and CINNAMON GRAHAMS plus the acquired COOKIE CRISP and CHEX cereals. Excluding incremental volume from acquired brands, Big G unit volume grew nearly 1 percent in 1998.
   U.S. convenience foods volume grew 16 percent, with double-digit gains recorded by both the snacks business and by our Yoplait-Colombo yogurt operations. Excluding the eight-month incremental volume provided by the CHEX MIX snack line, convenience foods volume was up 8 percent for the year. Combined unit volume for BETTY CROCKER baking and dessert products, dinner mixes and side dishes grew 2 percent. Foodservice volume was up 6 percent for the year.
   International unit volume, including our proportionate share of joint-venture results, grew 15 percent in 1998. International earnings increased 35 percent to exceed $15 million after tax. Cereal Partners Worldwide (CPW), our joint venture with Nestle, led international performance, posting 19 percent unit volume growth and strong profit progress. CPW operations in the four initial markets entered in 1991 reached profitability in 1994, and the venture is expected to reach operating profitability overall in calendar 1999. Snack Ventures Europe
(SVE), our joint venture with PepsiCo, recorded an 11 percent unit volume gain in 1998, led by strong performance in Spain and Russia. Unit volume grew 4 percent for International Dessert Partners (IDP), our joint venture in Latin America with Bestfoods.
   The stronger operating leverage created by our unit volume growth, along with productivity gains and favorable raw material costs, combined to reduce 1998 cost of goods sold to 39.6 percent of sales, nearly 2 percentage points lower than 1997 levels. Selling, general and administrative expense was 1.5 points higher as a percentage of sales in 1998. That increase was consistent with our plans to restore a balanced level of marketing support under our brands, following spending reductions made in the previous year to partially offset lower cereal prices. Despite this increase in expense for brand-building, earnings before interest and taxes grew nearly 11 percent in 1998 to 15.7 percent of sales, a margin improvement of .4 points from the prior year.
   Our good earnings growth was coupled with a strong return on invested capital. Return on average invested capital (ROC) before unusual items was 23.9 percent in 1998. This was down slightly from 24.6 percent in 1997, reflecting the full-year impact of the Ralcorp acquisition, but it still ranks among the highest returns on capital in U.S. industry. Our financial goals include a targeted minimum ROC of 25 percent, and we expect to meet that objective in 1999.
   Net earnings for 1998 included restructuring charges of 63 cents per share, which primarily related to improving the cost structure of our North American cereal operations. We shut down one cereal line at our Lodi, Calif., facility and closed our two smallest plants, located in Chicago, Ill., and Etobicoke, Ontario. Annual ongoing cost savings from these actions are estimated at 14 cents per share. Net earnings in 1997 included a non-cash charge of 18 cents per share for the adoption of SFAS No. 121 (accounting for the impairment of long-lived assets.) Including these unusual items in both years, basic earnings per share were $2.67 in 1998 and $2.82 in 1997. Diluted earnings per share after unusual items were $2.60 in 1998 and $2.76 in 1997.
   Net interest expense totaled $117.2 million in 1998, up from $100.5 million in 1997 and $101.4 million in 1996 due to increased borrowings associated with the Ralcorp acquisition and our ongoing share repurchase program. Given our continuing share repurchases and other investment activities, we expect somewhat higher net interest expense in 1999.
   The effective income tax rate on earnings as reported in 1998 was 36.3 percent. Excluding the unusual items described above, our effective tax rate was
37.0 percent in 1998, compared to 36.6 percent in 1997 and 36.8 percent in 1996. It is our view that changes in the rate of inflation have not had a significant effect on profitability from continuing operations over the three most recent years. We attempt to minimize the effects of inflation through appropriate planning and operating practices. Our market risk management practices are discussed later in this section.
   For a discussion of new accounting rules effective in future fiscal years, see Note One to the consolidated financial statements.

              CASH FLOW FROM OPERATIONS
                 dollars in millions
                 -------------------
                1994              561
                1995              457
                1996              676
                1997              594
                1998              775


1997 COMPARED TO 1996

For the year ended May 25, 1997, earnings before unusual items totaled $474.6 million and basic earnings per share were $3.00. These results were essentially flat compared to 1996, when earnings totaled $476.4 million and basic earnings per share were $3.00.
   Three primary factors hindered 1997 earnings progress. The most significant of these was price deflation in the U.S. ready-to-eat cereal market, as the major competitors lowered prices. Big G's actions reduced prices an average 11 percent on cereal brands accounting for 42 percent of volume. The second factor to affect 1997 earnings was lower-than-expected unit volume growth in the second half of the year. This shortfall was largely related to Big G volume declines in the second half, when reductions in marketing spending made to partially offset the price declines interrupted momentum. And finally, 1997 earnings were reduced approximately 5 cents per share as anticipated by the acquisition of the Ralcorp branded cereal and snacks businesses.
   Total domestic unit volume for established businesses grew 3 percent in 1997 and, including the acquired Ralcorp brands for the final four months of the year, total U.S. volume was up more than 4 percent. Market shares were even or up for nearly all of our major retail businesses. In addition, foodservice operations posted a 6 percent volume gain. International unit volumes, including our share of joint venture results, grew 7 percent. Total international earnings were below the prior year's, however, as a result of development spending for the IDP joint venture with Bestfoods, and lower sales and unit volumes for the SVE joint venture with PepsiCo.
   Fiscal 1996 basic earnings per share of $3.00 represented a 28 percent increase from prior-year results. In the United States, unit volume grew 7 percent, led by 10 percent growth in Big G cereal volume. International results included overall unit volume growth of 13 percent and a more than 50 percent improvement in earnings.

FINANCIAL CONDITION

We continue to believe that the ratios of fixed charge coverage and cash flow to debt are the most important measures of our financial strength. The fixed charge coverage ratio measures the number of times each year that we earn enough to cover fixed charges. The cash flow to debt ratio measures the amount of cash we generate each year as a percentage of our total debt. Fiscal 1998 fixed charge coverage of 6.8 times excluding unusual items remains very strong. Our cash flow to debt declined slightly to 34.6 percent, due to increased debt levels associated with the Ralcorp acquisition and share repurchase activity. We expect this ratio to increase in 1999.
   Our balance sheet reflects the impact of several recent transactions. At the end of fiscal 1995, we spun off our restaurant operations, reducing shareholders' equity by approximately $1.2 billion. In January 1997, we acquired the branded ready-to-eat cereal and snack businesses from Ralcorp. For this transaction, we issued approximately $355 million in General Mills common stock (approximately 5.4 million shares) to Ralcorp shareholders and assumed about $215 million of Ralcorp public debt and related accrued interest. This acquisition has been accounted for using the purchase method of accounting. Acquired goodwill totals approximately $550 million and will be amortized on a straight line basis over 40 years. Under our ongoing share repurchase program, we made open-market purchases totaling 6.2 million shares in fiscal 1997 and 7.5 million shares in 1998. These purchases totaled nearly $900 million and reduced stockholders' equity. As a result, stockholders' equity represents $190.2 million of our $2,491.9 million in total capital for 1998.
   The company's capital structure is shown in the table below.

CAPITAL STRUCTURE

------------------------------------------------------------
  In Millions                  May 31, 1998     May 25, 1997
------------------------------------------------------------

  Notes payable                  $ 264.1          $ 204.3
  Current portion of
   long-term debt                  153.2            139.0
  Long-term debt                 1,640.4          1,530.4
  Deferred income taxes -
   tax leases                      129.1            143.7
------------------------------------------------------------

  Total debt                     2,186.8          2,017.4
  Debt adjustments:
   Leases - debt equivalent        218.1            184.4
   Marketable investment,
    at cost                       (103.2)          (132.7)

  Adjusted debt                  2,301.7          2,069.1
  Stockholders' equity             190.2            494.6

   Total capital                $2,491.9         $2,563.7
------------------------------------------------------------

   We intend to manage our businesses and financial ratios so as to maintain an "A" bond rating, which allows access to financing at reasonable costs. Currently, General Mills' publicly issued long-term debt carries ratings of "A2" (Moody's Investors Services, Inc.) and "A+" (Standard and Poor's Corporation). Our commercial paper has ratings of "P-1" (Moody's) and "A-1" (Standard and Poor's) in the United States and "R-1 (middle)" in Canada (Dominion Bond Rating Service).
   The debt equivalent of our leases and deferred income taxes related to tax leases are both fixed-rate obligations. The accompanying table, when reviewed in conjunction with the capital structure table above, shows the composition of our debt structure including the impact of derivatives.

DEBT STRUCTURE

----------------------------------------------------------------
  Dollars in Millions       May 31, 1998          May 25, 1997
----------------------------------------------------------------

  Floating-rate debt      $  819.3    36%        $ 706.0    34%
  Fixed-rate debt          1,135.2    49         1,035.0    50
  Leases - debt
   equivalent                218.1     9           184.4     9
  Deferred income
   taxes - tax leases        129.1     6           143.7     7
----------------------------------------------------------------

   Total debt             $2,301.7   100%       $2,069.1   100%
----------------------------------------------------------------

   Commercial paper is a continuing source of short-term financing. We can isssue commercial paper in the United States and Canada, and subsequent to year end, we established a European commercial paper program. Bank credit lines are maintained to ensure availability of short-term funds on an as-needed basis. As of May 31, 1998, we had fee-paid credit lines of $700 million.
   Our shelf registration statement permits us to issue up to $232 million net proceeds in unsecured debt securities. The shelf registration authorizes a medium-term note program that provides additional flexibility in quickly accessing the debt markets.
   Sources and uses of cash in the past three years are shown in the accompanying table.

CASH SOURCES (USES)

---------------------------------------------------------
  In Millions                   1998      1997      1996
---------------------------------------------------------

From continuing
 operations                 $  775.3  $  594.1  $  676.4
From discontinued
 operations                     (5.8)     (6.8)    (16.6)
Fixed assets and
 other investments,
 net - continuing             (233.0)   (231.8)   (173.9)
Change in marketable
 securities                     29.7      39.7        .9
Proceeds from disposition
 of businesses                    --       6.5        --
Increase (decrease) in
 outstanding debt - net        198.9     221.9    (164.8)
Common stock issued             92.5      60.5      38.0
Treasury stock purchases      (524.9)   (361.8)    (35.6)
Dividends paid                (336.3)   (320.7)   (303.6)
Other                           (2.8)     (9.4)    (13.2)

---------------------------------------------------------

 Increase (decrease)
  in cash and
  cash equivalents          $   (6.4) $   (7.8) $    7.6
---------------------------------------------------------

   Continuing operations generated $181.2 million more cash in 1998 than in 1997, primarily due to strong earnings growth recorded by domestic operations and a positive impact from the change in working capital.
   Capital investment for fixed assets and joint venture development totaled approximately $211 million in 1998, compared with $209 million in 1997. For fiscal 1999 through 2001, we currently expect our capital investment needs to average about $225 million annually.

MARKET RISK MANAGEMENT

General Mills is exposed to market risk stemming from changes in interest rates, foreign exchange rates and commodity prices. Changes in these factors could cause fluctuations in our earnings and cash flows. In the normal course of business, we actively manage our exposure to these market risks by entering into various hedging transactions, authorized under company policies that place clear controls on these activities. Our hedging transactions involve the use of a variety of derivative financial instruments. We use derivatives only where there is an underlying exposure; we do not use them for trading or speculative purposes. Additional information regarding our use of financial instruments is included in Note Seven to the consolidated financial statements.
INTEREST RATES - We manage our debt structure and our interest-rate risk through the use of fixed- and floating-rate debt, and through the use of derivatives. We use interest-rate swaps to hedge our exposure to interest rate changes, and also to lower our financing costs. Generally under these swaps, we agree with a counterparty to exchange the difference between fixed-rate and floating-rate interest amounts based on an agreed notional principal amount. Our primary exposure is to U.S. interest rates.
FOREIGN CURRENCY RATES - Foreign currency fluctuations can affect our net investments and earnings denominated in foreign currencies. We primarily use foreign currency forward contracts and option contracts to selectively hedge our exposure to changes in exchange rates. These contracts function as hedges since they change in value inversely to the change created in the underlying exposure as foreign exchange rates fluctuate. Our primary exchange rate exposure is with various European currencies and the Canadian dollar against the U.S. dollar. COMMODITIES - Certain ingredients used in our products are exposed to commodity price changes. We manage this risk through an integrated set of financial instruments, including purchase orders, non-cancelable contracts, futures contracts, futures options and swaps. Our primary commodity price exposures are with cereal grains, sugar, fruits, other agricultural products, vegetable oils, packaging materials and energy costs.
VALUE AT RISK - These estimates are intended to measure the maximum potential fair value or earnings General Mills could lose in one day from adverse changes in market interest rates, foreign exchange rates or commodity prices, under normal market conditions. A variance/co-variance value at risk (VAR) methodology was used to quantify the market risk for our exposures. The models assumed normal market conditions and used a 95 percent confidence level.
   The VAR calculation used historical interest rates, foreign exchange rates and commodity prices from the past year to estimate the potential volatility and correlation of these rates in the future. For interest rate and foreign exchange rate market factors, the data were drawn from the JP Morgan RiskMetrics(TM) dataset. The calculations are not intended to represent actual losses in fair value or pre-tax earnings that we expect to incur. The model does not consider favorable changes in market rates. Further, since the hedging instrument (the derivative) inversely correlates with the underlying exposure, we would expect that any loss or gain in the fair value of our derivatives would be generally offset by an increase or decrease in the fair value of our underlying exposures. The positions included in the calculations were: debt, investments, interest rate swaps, foreign exchange forwards and commodity swaps, futures and options. The calculations do not include the underlying foreign exchange and commodities-related positions that are hedged by these market-risk sensitive instruments.
   The table below presents the estimated maximum potential one-day loss in fair value or pre-tax earnings for our interest rate, foreign currency, and commodity market-risk sensitive instruments outstanding at May 31, 1998, calculated using the VAR methodology described above.

-----------------------------------------------------------------------
                                                              Pre-tax
  In Millions                   Fair Value Impact      Earnings Impact
-----------------------------------------------------------------------

  VALUE AT RISK AMOUNTS
  Interest rate instruments           $  5.3               $   .2
  Foreign exchange rate
   instruments                            .6                   .2
  Commodity instruments                  1.5                  1.5
-----------------------------------------------------------------------


YEAR 2000

The year 2000 issue is the result of computer programs written using two digits (rather than four) to define years. Computers or other equipment with date-sensitive software may recognize "00" as 1900 rather than 2000. This could result in system failures or miscalculations. If we, or our significant customers or suppliers, fail to correct year 2000 issues, our ability to operate our businesses could be affected.
   We have assessed the impact of year 2000 issues on the processing of date-related information for all of our information systems infrastructure and non-technical assets (e.g., plant production equipment). All systems and assets have been inventoried and classified as to their compliance with year 2000 data processing. Any systems found year 2000 deficient will be modified, upgraded or replaced. Project plans anticipate all existing, critical information systems infrastructure to be year 2000 compliant by the end of calendar 1998 and all plant production equipment to be year 2000 compliant by the middle of calendar 1999. Contingency plans will be in place to address any failures resulting from relationships with customers, suppliers or other third parties. We cannot guarantee that circumstances beyond our control will not have an adverse impact on us. However, based on assessments and testing to date, we do not expect the financial impact of addressing any potential internal system issues to be material to our financial position, results of operations or cash flows.

CAUTIONARY STATEMENTS

Here and elsewhere in this report to shareholders, we discuss some of our expectations regarding General Mills' future performance. These forward-looking statements are based on our current views and assumptions. Actual results could differ materially from these current expectations and projections, and from historical performance. For example, our future results could be affected by such factors as: the competitive dynamics in the U.S. ready-to-eat cereal market, including competitive promotional spending levels; the rate of our unit volume growth and our product mix; fluctuations in the cost and availability of supply-chain resources; currency rate fluctuations; and the effect of stock market conditions on our share repurchase activity. Our 1998 Form 10-K contains further discussion of these matters.

                          INDEPENDENT AUDITORS' REPORT

The Stockholders and the Board of Directors of General Mills, Inc.:

We have audited the accompanying consolidated balance sheets of General Mills, Inc. and subsidiaries as of May 31, 1998 and May 25, 1997, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the fiscal years in the three-year period ended May 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of General Mills, Inc. and subsidiaries as of May 31, 1998 and May 25, 1997, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended May 31, 1998 in conformity with generally accepted accounting principles.
   As discussed in Note Three to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," in fiscal 1997.


/s/ KPMG Peat Marwick LLP

Minneapolis, Minnesota
June 30, 1998

                               CONSOLIDATED STATEMENTS OF EARNINGS


   In Millions, Except per Share Data, Fiscal Year Ended      May 31, 1998   May 25, 1997  May 26, 1996
--------------------------------------------------------------------------------------------------------

   Sales                                                          $6,033.0       $5,609.3      $5,416.0
   Costs and Expenses:
     Cost of sales                                                 2,389.3        2,328.4       2,241.0
     Selling, general and administrative                           2,498.6        2,239.2       2,128.3
     Depreciation and amortization                                   194.9          182.8         186.7
     Interest, net                                                   117.2          100.5         101.4
     Unusual items                                                   166.4           48.4            --
--------------------------------------------------------------------------------------------------------

        Total Costs and Expenses                                   5,366.4        4,899.3       4,657.4

   Earnings before Taxes and Earnings (Losses) from
     Joint Ventures                                                  666.6          710.0         758.6
   Income Taxes                                                      241.9          258.3         279.4
   Earnings (Losses) from Joint Ventures                              (2.9)          (6.3)         (2.8)

   Net Earnings                                                   $  421.8         $445.4      $  476.4
--------------------------------------------------------------------------------------------------------

   Earnings per Share                                             $   2.67       $   2.82      $   3.00

   Average Number of Common Shares                                   158.1          158.2         158.9

   Earnings per Share - Assuming Dilution                         $   2.60       $   2.76      $   2.94

   Average Number of Common Shares - Assuming Dilution               162.3          161.6         162.0
--------------------------------------------------------------------------------------------------------



   See accompanying notes to consolidated financial statements.

                           CONSOLIDATED BALANCE SHEETS

   In Millions                                                May 31, 1998       May 25, 1997
---------------------------------------------------------------------------------------------

   ASSETS
   Current Assets:
      Cash and cash equivalents                                      $ 6.4             $ 12.8
      Receivables, less allowance for doubtful accounts
        of $4.2 in 1998 and $4.1 in 1997                             395.1              419.1
      Inventories                                                    389.7              364.4
      Prepaid expenses and other current assets                      107.2              107.3
      Deferred income taxes                                          136.9              107.7
---------------------------------------------------------------------------------------------
         Total Current Assets                                      1,035.3            1,011.3
   Land, Buildings and Equipment at cost, net                      1,186.3            1,279.4
   Other Assets                                                    1,639.8            1,611.7
---------------------------------------------------------------------------------------------

   Total Assets                                                   $3,861.4           $3,902.4
=============================================================================================

   LIABILITIES AND EQUITY
   Current Liabilities:
      Accounts payable                                            $  593.1           $  599.7
      Current portion of long-term debt                              153.2              139.0
      Notes payable                                                  264.1              204.3
      Accrued taxes                                                  148.5               97.0
      Accrued payroll                                                129.7              129.4
      Other current liabilities                                      155.1              123.1
---------------------------------------------------------------------------------------------
         Total Current Liabilities                                 1,443.7            1,292.5
   Long-term Debt                                                  1,640.4            1,530.4
   Deferred Income Taxes                                             284.8              272.1
   Deferred Income Taxes - Tax Leases                                129.1              143.7
   Other Liabilities                                                 173.2              169.1
---------------------------------------------------------------------------------------------
         Total Liabilities                                         3,671.2            3,407.8
---------------------------------------------------------------------------------------------
   Stockholders' Equity:
      Cumulative preference stock, none issued                           -                  -
      Common stock, 204.2 shares issued                              619.6              578.0
      Retained earnings                                            1,622.8            1,535.4
      Less common stock in treasury, at cost, shares
        of 49.4 in 1998 and 44.3 in 1997                          (1,935.7)          (1,501.9)
      Unearned compensation and other                                (48.1)             (58.0)
      Cumulative foreign currency adjustment                         (68.4)             (58.9)
---------------------------------------------------------------------------------------------
         Total Stockholders' Equity                                  190.2              494.6
---------------------------------------------------------------------------------------------

   Total Liabilities and Equity                                   $3,861.4           $3,902.4
=============================================================================================



   See accompanying notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------------------------------------------------------

   In Millions, Fiscal Year Ended                                            May 31, 1998       May 25, 1997       May 26, 1996
--------------------------------------------------------------------------------------------------------------------------------

   Cash Flows - Operating Activities:
      Net earnings                                                                $ 421.8            $ 445.4            $ 476.4
      Adjustments to reconcile net earnings to cash flow:
         Depreciation and amortization                                              194.9              182.8              186.7
         Deferred income taxes                                                      (29.3)              20.9               42.4
         Change in current assets and liabilities, net of effects
            from business acquired                                                   54.5              (86.4)             (25.9)
         Unusual items                                                              166.4               48.4                  -
         Other, net                                                                 (33.0)             (17.0)              (3.2)
--------------------------------------------------------------------------------------------------------------------------------
      Cash provided by continuing operations                                        775.3              594.1              676.4
      Cash used by discontinued operations                                           (5.8)              (6.8)             (16.6)
--------------------------------------------------------------------------------------------------------------------------------
         Net Cash Provided by Operating Activities                                  769.5              587.3              659.8
--------------------------------------------------------------------------------------------------------------------------------
   Cash Flows - Investment Activities:
      Purchases of land, buildings and equipment                                   (183.6)            (162.5)            (128.8)
      Investments in businesses, intangibles and affiliates,
        net of investment returns and dividends                                      (9.5)             (42.0)             (40.0)
      Purchases of marketable securities                                            (10.6)              (8.0)             (21.6)
      Proceeds from sale of marketable securities                                    40.3               47.7               22.5
      Proceeds from disposal of land, buildings and equipment                         2.1                2.6                6.2
      Proceeds from disposition of businesses                                           -                6.5                  -
      Other, net                                                                    (42.0)             (29.9)             (11.3)
--------------------------------------------------------------------------------------------------------------------------------
         Net Cash Used by Investment Activities                                    (203.3)            (185.6)            (173.0)
--------------------------------------------------------------------------------------------------------------------------------
   Cash Flows - Financing Activities:
      Change in notes payable                                                        63.9              312.7              (42.4)
      Issuance of long-term debt                                                    286.6               76.2               42.3
      Payment of long-term debt                                                    (151.6)            (167.0)            (164.7)
      Common stock issued                                                            92.5               60.5               38.0
      Purchases of common stock for treasury                                       (524.9)            (361.8)             (35.6)
      Dividends paid                                                               (336.3)            (320.7)            (303.6)
      Other, net                                                                     (2.8)              (9.4)             (13.2)
--------------------------------------------------------------------------------------------------------------------------------
         Net Cash Used by Financing Activities                                     (572.6)            (409.5)            (479.2)
--------------------------------------------------------------------------------------------------------------------------------
   Increase (Decrease) in Cash and Cash Equivalents                                  (6.4)              (7.8)               7.6
   Cash and Cash Equivalents - Beginning of Year                                     12.8               20.6               13.0
--------------------------------------------------------------------------------------------------------------------------------
   Cash and Cash Equivalents - End of Year                                          $ 6.4            $  12.8            $  20.6
================================================================================================================================

   Cash Flow from Changes in Current Assets and Liabilities:
      Receivables                                                                 $  23.7            $ (80.0)           $ (59.5)
      Inventories                                                                   (26.4)              45.0              (23.7)
      Prepaid expenses and other current assets                                       1.6                2.5               (6.3)
      Accounts payable                                                                4.0              (27.8)              93.2
      Other current liabilities                                                      51.6              (26.1)             (29.6)
--------------------------------------------------------------------------------------------------------------------------------
   Change in Current Assets and Liabilities                                       $  54.5            $ (86.4)           $ (25.9)
================================================================================================================================




   See accompanying notes to consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

--------------------------------------------------------------------------------------------------------------------------------

                                              $.10 Par Value Common Stock                                 Cumulative
                                            (One Billion Shares Authorized)                     Unearned     Foreign
                                              Issued              Treasury        Retained  Compensation    Currency
  In Millions, Except per Share Data     Shares    Amount    Shares      Amount   Earnings     and Other   Adjustment     Total
--------------------------------------------------------------------------------------------------------------------------------

  Balance at May 28, 1995                204.2     $379.5    (46.3)  $(1,372.1)  $1,233.3      $(57.9)      $(41.8)     $ 141.0
  Net earnings                                                                      476.4                                 476.4
  Cash dividends declared
     ($1.91 per share), net of
     income taxes of $2.5                                                          (301.1)                               (301.1)
  Stock option, profit sharing and
     ESOP plans                              -        4.6      1.7        40.3                                             44.9
  Shares purchased on open market                              (.6)      (35.6)                                           (35.6)
  Put option premium/settlements, net        -         .2                                                                    .2
  Unearned compensation related to
     restricted stock awards                                                                     (6.5)                     (6.5)
  Earned compensation and other                                                                   7.1                       7.1
  Change in unrealized gain, net of
     income taxes of $2.0, on
     available-for-sale securities                                                               (3.1)                     (3.1)
  Minimum pension liability adjustment                                                            (.8)                      (.8)
  Translation adjustments, net of
     income tax benefit of $.2                                                                               (14.8)       (14.8)
--------------------------------------------------------------------------------------------------------------------------------

  Balance at May 26, 1996                204.2      384.3    (45.2)   (1,367.4)   1,408.6       (61.2)       (56.6)       307.7
  Net earnings                                                                      445.4                                 445.4
  Cash dividends declared
     ($2.03 per share), net of
     income taxes of $2.1                                                          (318.6)                               (318.6)
  Shares issued in acquisition               -      181.4      5.4       173.0                                            354.4
  Stock option, profit sharing and
     ESOP plans                              -        9.3      1.7        57.4                                             66.7
  Shares purchased via puts, or on
     open market                                              (6.2)     (368.0)                                          (368.0)
  Put and call option premium/
     settlements, net                        -        3.0        -         3.1                                              6.1
  Unearned compensation related to
     restricted stock awards                                                                     (7.9)                     (7.9)
  Earned compensation and other                                                                  13.1                      13.1
  Change in unrealized gain, net of
     income taxes of $.1, on
     available-for-sale securities                                                                (.1)                      (.1)
  Minimum pension liability adjustment                                                           (1.9)                     (1.9)
  Amount removed on disposition of
     foreign operation                                                                                         6.1          6.1
  Translation adjustments                                                                                     (8.4)        (8.4)

  Balance at May 25, 1997                204.2      578.0    (44.3)   (1,501.9)   1,535.4       (58.0)       (58.9)       494.6
  Net earnings                                                                      421.8                                 421.8
  Cash dividends declared
     ($2.12 per share), net of
     income taxes of $1.9                                                          (334.4)                               (334.4)
  Stock option, profit sharing and
     ESOP plans                              -       29.3      2.4        83.9                                            113.2
  Shares purchased via puts, or on
     open market                                              (7.5)     (518.7)                                          (518.7)
  Put and call option premium/
     settlements, net                        -       12.3        -         1.0                                             13.3
  Unearned compensation related to
     restricted stock awards                                                                     (7.3)                     (7.3)
  Earned compensation and other                                                                  11.9                      11.9
  Change in unrealized gain, net of
     income taxes of $5.2, on
     available-for-sale securities                                                                8.2                       8.2
  Minimum pension liability adjustment                                                           (2.9)                     (2.9)
  Translation adjustments                                                                                     (9.5)        (9.5)

--------------------------------------------------------------------------------------------------------------------------------
  Balance at May 31, 1998                204.2     $619.6    (49.4)  $(1,935.7)  $1,622.8      $(48.1)      $(68.4)     $ 190.2
================================================================================================================================


  See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of the Consolidated Financial Statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
   (A) PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the following domestic and foreign operations: parent company and 100% owned subsidiaries, and General Mills' investment in and share of net earnings or losses of 20 - 50% owned companies.
   Our fiscal year ends on the last Sunday in May. Years 1997 and 1996 each consisted of 52 weeks and 1998 consisted of 53 weeks.
   (B) LAND, BUILDINGS, EQUIPMENT AND DEPRECIATION - Buildings and equipment are depreciated over estimated useful lives, primarily using the straight-line method. Buildings are usually depreciated over 40 to 50 years and equipment over three to 15 years. Accelerated depreciation methods are generally used for income tax purposes.
   When an item is sold or retired, the accounts are relieved of its cost and related accumulated depreciation; the resulting gains and losses, if any, are recognized.
   (C) INVENTORIES - Inventories are valued at the lower of cost or market. Certain domestic inventories are valued using the LIFO method, while other inventories are generally valued using the FIFO method.
   (D) INTANGIBLE ASSETS - Goodwill represents the difference between the purchase price of acquired companies and the related fair value of net assets acquired and accounted for by the purchase method of accounting. Goodwill is amortized on a straight-line basis over 40 years or less.
   Intangible assets include an amount that offsets a minimum liability recorded for a pension plan with assets less than accumulated benefits.
   The costs of patents, copyrights and other intangible assets are amortized evenly over their estimated useful lives. The Audit Committee of the Board of Directors annually reviews goodwill and other intangibles. At its meeting on
April 27, 1998, the Audit Committee affirmed that the remaining amounts of these assets have continuing value based upon a return on capital analysis.
   (E) RECOVERABILITY OF LONG-LIVED ASSETS - We review long-lived assets, including identifiable intangibles and associated goodwill, for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is deemed impaired and written down to its fair value if estimated related future cash flows are less than its carrying amount.
   (F) FOREIGN CURRENCY TRANSLATION - For most foreign operations, local currencies are considered the functional currency. Assets and liabilities are translated using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates prevailing throughout the period. Translation effects are accumulated in the foreign currency adjustment in stockholders' equity.
   (G) FINANCIAL INSTRUMENTS - See Note Seven for a description of the accounting policies related to financial instruments.
   (H) RESEARCH AND DEVELOPMENT - All expenditures for research and development are charged against earnings in the year incurred. The charges for 1998, 1997 and 1996 were $66.3 million, $61.4 million and $60.1 million, respectively.
   (I) ADVERTISING COSTS - Advertising expense (including production and communication costs) for 1998, 1997 and 1996 was $366.1 million, $306.5 million and $319.7 million, respectively. Prepaid advertising costs (including syndication properties) of $25.5 million and $22.6 million were reported as assets at May 31, 1998 and May 25, 1997, respectively. We expense the production costs of advertising the first time that the advertising takes place.
   (J) STOCK-BASED COMPENSATION - We use the "intrinsic value-based method" for measuring the cost of compensation paid in Company common stock. This method defines our cost as the excess of the stock's market value at the time of the grant over the amount that the employee is required to pay. Our stock option plans require that the employee's payment (i.e., exercise price) is the market value as of the grant date.
   (K) EARNINGS PER SHARE - We adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share" in our third quarter of fiscal 1998. SFAS No. 128 requires dual presentation of basic and diluted earnings per share (EPS) on the statement of earnings. Basic EPS is computed by dividing net earnings by the weighted average number of common shares outstanding. Diluted EPS includes the effect of all dilutive potential common shares (primarily related to outstanding stock options). All prior periods have been restated.
   (L) SEGMENT INFORMATION - We operate exclusively in the consumer foods industry.
   (M) STATEMENTS OF CASH FLOWS - For purposes of the statement of cash flows, we consider all investments purchased with an original maturity of three months or less to be cash equivalents.
   (N) NEW ACCOUNTING RULES - During 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, "Reporting Comprehensive Income," SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," and SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." These standards, which are all effective in our 1999, revise related disclosures. There will be no impact on our financial position, results of operations, or cash flows from adoption of these standards.
   In March 1998, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 is effective for fiscal years beginning after December 15, 1998 and provides guidance on accounting for the described costs. SOP 98-1 should not have a material impact on our financial position, results of operations, or cash flows when adopted.
     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 is effective for us in our fiscal 2001. We have not yet determined the impact of adoption on our financial statements; however, we do not expect the impact to be material.


NOTE 2 - ACQUISITION

On January 31, 1997, we acquired the branded ready-to-eat cereal and snack mix businesses of Ralcorp Holdings, Inc., including its CHEX and COOKIE CRISP brands. This acquisition included a Cincinnati, Ohio, manufacturing facility, and trademark and technology rights for the branded products in the Americas. The purchase price of $570 million involved the issuance of about $355 million in General Mills common stock (approximately 5.4 million shares) to Ralcorp shareholders and the assumption of about $215 million of Ralcorp public debt and accrued interest. This acquisition has been accounted for using the purchase method of accounting. The purchase price was allocated based on fair values at date of acquisition and resulted in acquired goodwill of approximately $550 million, which is being amortized on a straight-line basis over 40 years. The results of the acquired businesses have been included in the consolidated financial statements since the acquisition date. 1997 earnings were reduced approximately $.05 per share by the acquisition.
   The following unaudited pro forma information presents a summary of our consolidated results of operations and the acquired branded ready-to-eat cereal and snack mix businesses of Ralcorp as if the acquisition had occurred on May 29, 1995.

------------------------------------------------------------
                                               Fiscal Year
  In Millions, Except per Share Data         1997       1996
------------------------------------------------------------
  Sales                                  $5,892.0   $5,809.6
  Net earnings                              459.4      487.7
  Net earnings per share                     2.84       2.97
------------------------------------------------------------

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


NOTE 3 - UNUSUAL ITEMS

In 1998, we recorded a net charge of $166.4 million pre-tax, $100.2 million after tax ($.63 per share) primarily related to shutting down one cereal system at our Lodi, California, facility and closing our two smallest cereal plants based in Chicago, Illinois, and Etobicoke, Ontario. We also received an insurance settlement from one of our carriers related to costs incurred in fiscal 1995 and 1996 (charged against fiscal 1994) from the improper use of a pesticide by an independent contractor in treating some of the Company's oat supplies. Snack Ventures Europe (SVE), our joint venture with PepsiCo, recorded restructuring charges for productivity initiatives primarily related to production consolidation. We also recorded charges associated with restructuring our sales regions and our trade and promotion organization. The charges include approximately $147 million in non-cash items primarily related to asset write-offs and approximately $19 million of net cash outflows, primarily related to disposal of assets, severance costs and the insurance settlement. These restructuring activities will be substantially completed in fiscal 1999 and there has been no adjustment to the original reserve. At May 31, 1998, there was a remaining reserve of $30.5 million.
   In 1997, we adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The initial, non-cash charge upon adoption of SFAS 121 was $48.4 million pre-tax, $29.2 million after tax ($.18 per share). The charge represented a reduction in the carrying amounts of certain impaired assets to their estimated fair value, determined on the basis of estimated cash flows or net realizable value. The impairments related to assets not currently in use, assets significantly underutilized, and assets with limited planned future use.


NOTE 4 - INVESTMENTS IN JOINT VENTURES

We are involved in four joint ventures. We have a 50% equity interest in Cereal Partners Worldwide (CPW), our joint venture with Nestle, which manufactures and markets ready-to-eat cereals outside North America. We have a 40.5% equity interest in Snack Ventures Europe, our joint venture with PepsiCo, which manufactures and markets snack foods in continental Europe. We have a 50% equity interest in International Dessert Partners (IDP), our joint venture with Bestfoods, which manufactures and markets baking mixes and desserts in Latin America. We have a 50% equity interest in Tong Want, a new joint venture formed in 1998 with Want Want Holdings Ltd. This venture has a goal of developing a savory snacks business in China, but is not yet operating.
   The joint ventures are reflected in our financial statements on an equity accounting basis. We record our share of the earnings or (losses) of these joint ventures. (The table that follows in this footnote reflects the joint ventures on a 100% basis.) We also receive royalty income from these joint ventures, incur various expenses (primarily research and development), and record the tax impact of certain of the joint venture operations that are structured as partnerships. Including all these factors, and excluding the impact of SVE restructuring charges which are included in unusual items, the effect on our net income related to the joint ventures was a charge of $2.9 million, $6.3 million and $2.8 million in 1998, 1997 and 1996, respectively.
   Our cumulative investment in these joint ventures (including our share of earnings and losses) was $214.3 million, $234.6 million and $229.8 million at the end of 1998, 1997 and 1996, respectively. We made aggregate investments in the joint ventures of $6.8 million (net of a $20.9 million loan repayment), $46.5 million and $45.3 million in 1998, 1997 and 1996, respectively. We received aggregate dividends from the joint ventures of $.9 million, $7.5 million and $8.2 million in 1998, 1997 and 1996, respectively.
   Summary combined financial information for the joint ventures on a 100% basis follows. Since we record our share of CPW and IDP results on a two-month lag, their information is included as of and for the twelve months ended March 31. The SVE information is consistent with our May year end.

COMBINED FINANCIAL INFORMATION -
JOINT VENTURES - 100% BASIS

--------------------------------------------------------------
                                Fiscal Year Ended
  In Millions        May 31, 1998  May 25, 1997  May 26, 1996
--------------------------------------------------------------
  Sales                  $1,732.5      $1,627.6      $1,599.5
  Gross Profit              907.7         843.5         838.1
  Earnings (losses)
   before Taxes              20.1          (7.3)         12.1
  Earnings (losses)
   after Taxes               (6.3)        (24.7)        (13.1)
--------------------------------------------------------------



-------------------------------------------------------
  In Millions                May 31, 1998  May 25, 1997
-------------------------------------------------------
  Current Assets                   $432.4        $419.6
  Non-current Assets                675.6         602.4
  Current Liabilities               609.0         488.8
  Non-current Liabilities            47.6         106.1
-------------------------------------------------------

   Our  proportionate  share  of the  sales of the  joint  ventures  was  $780.7
million,   $728.2  million  and  $705.7   million  for  1998,   1997  and  1996,
respectively.


NOTE 5 - BALANCE SHEET INFORMATION

The components of certain balance sheet accounts are as follows:

------------------------------------------------------------------
  In Millions                          May 31, 1998  May 25, 1997
------------------------------------------------------------------
  Land, Buildings and Equipment:
   Land                                    $   17.8      $   17.5
   Buildings                                  539.9         526.7
   Equipment                                1,790.4       1,911.2
   Construction in progress                   140.9         116.2
------------------------------------------------------------------
     Total land, buildings and equipment    2,489.0       2,571.6
   Less accumulated depreciation           (1,302.7)     (1,292.2)
------------------------------------------------------------------
     Net land, buildings and equipment     $1,186.3      $1,279.4
==================================================================
  Other Assets:
   Prepaid pension                         $  471.8      $  402.5
   Marketable securities, at market           142.1         158.0
   Investments in and
     advances to affiliates                   201.9         221.8
   Net intangible assets,
     primarily goodwill                       630.4         655.2
   Miscellaneous                              193.6         174.2
------------------------------------------------------------------
     Total other assets                    $1,639.8      $1,611.7
==================================================================

   Accumulated amortization included in net intangible assets was $62.7 million and $39.8 million at May 31, 1998 and May 25, 1997, respectively.
   As of May 31, 1998, a comparison of cost and market values of our marketable securities (all of which are debt securities and considered available-for-sale) was as follows:

------------------------------------------------------------------
                                           Market    Gross   Gross
In Millions                         Cost    Value     Gain    Loss
------------------------------------------------------------------
  In "Other Current Assets"       $ 14.6   $ 14.6    $   -    $ -
  In "Other Assets"                 88.6    142.1     53.5      -
------------------------------------------------------------------
   Total marketable securities    $103.2   $156.7    $53.5    $ -
------------------------------------------------------------------

   Realized gains from sales of marketable securities were $.1 million, $.6 million and $3.8 million in 1998, 1997 and 1996, respectively. In addition, realized losses from purchases of our related debt (see Note Nine) were $.9 million and $2.3 million in 1997 and 1996, respectively. The aggregate unrealized gains and losses on available-for-sale securities, net of tax effects, are accumulated in the "unearned compensation and other" account within stockholders' equity.
   Scheduled maturities of our marketable securities are as follows:

------------------------------------------------------------------
  In Millions                               Cost      Market Value
------------------------------------------------------------------
  Under one year (current)                $ 14.6            $ 14.6
  From 1 to 3 years                          4.2               4.2
  From 4 to 7 years                         30.9              45.4
  Over 7 years                              53.5              92.5
------------------------------------------------------------------
   Totals                                 $103.2            $156.7
==================================================================


NOTE 6 - INVENTORIES

The components of inventories are as follows:

------------------------------------------------------------------
  In Millions                        May 31, 1998    May 25, 1997
------------------------------------------------------------------
  Raw materials, work in
     process and supplies                  $ 83.3          $ 77.4
  Finished goods                            262.5           270.5
  Grain                                      83.0            64.0
  Reserve for LIFO valuation method         (39.1)          (47.5)
------------------------------------------------------------------
   Total inventories                       $389.7          $364.4
==================================================================

   At May 31, 1998 and May 25, 1997, respectively, inventories of $221.4 million and $208.5 million were valued at LIFO. The impact of LIFO accounting increased 1998 and 1997 earnings by $.03 and $.03 per share, respectively, and reduced 1996 earnings by $.01 per share.


NOTE 7 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Most of our financial instruments are recorded on the balance sheet. A few (known as "derivatives") are off-balance-sheet items. Derivatives are financial instruments whose value is derived from one or more underlying financial instruments. Examples of such underlying instruments are currencies, equities, commodities and interest rates. The carrying amount and fair value (based on current market quotes and interest rates) of our financial instruments at the balance-sheet dates are as follows:

------------------------------------------------------------------------
                                May 31, 1998             May 25, 1997
------------------------------------------------------------------------
                            Carrying      Fair      Carrying       Fair
  In Millions                 Amount     Value        Amount      Value
------------------------------------------------------------------------

  Assets:
   Cash and
     cash equivalents       $    6.4  $    6.4      $   12.8   $   12.8
   Receivables                 395.1     395.1         419.1      419.1
   Marketable securities       156.8     156.8         174.8      174.8
  Liabilities:
   Accounts payable            593.1     593.1         599.7      599.7
   Debt                      2,057.7   2,180.1       1,873.7    1,932.3
  Derivatives relating to:
   Marketable securities         (.1)      (.1)         (1.8)      (1.8)
   Debt                            -      19.2             -        9.2
   Commodities                     -       (.4)            -          -
------------------------------------------------------------------------

   Each derivative we enter into and hold is designated at inception as a hedge of risks associated with specific assets, liabilities or future commitments and is monitored to determine if it remains an effective hedge. The effectiveness of the derivative as a hedge is based on changes in its market value being highly correlated with changes in market value of the underlying hedged item. We do not enter into or hold derivatives for trading or speculative purposes.
   We use derivative instruments to reduce financial risk in three areas: interest rates, foreign currency and commodities. The notional amounts of derivatives do not represent actual amounts exchanged by the parties and, thus, are not a measure of the exposure of the Company through its use of derivatives. Interest rate swap, foreign exchange, and commodity swap agreements are made with a diversified group of highly rated financial institutions, while commodities futures are entered into through various regulated exchanges. These transactions expose the Company to credit risk to the extent that the instruments have a positive fair value, but we do not anticipate any losses. The Company does not have a significant concentration of risk with any single party or group of parties in any of its financial instruments.
   (1) INTEREST RATE RISK MANAGEMENT - We use interest rate swaps to hedge and/or lower financing costs, to adjust our floating- and fixed-rate debt positions, and to lock in a positive interest rate spread between certain assets and liabilities. An interest rate swap used in conjunction with a debt financing may allow the Company to create fixed or floating-rate financing at a lower cost than with stand-alone financing. Generally, under interest rate swaps, the Company agrees with a counterparty to exchange the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount.
   The following table indicates the types of swaps used to hedge various assets and liabilities, and their weighted average interest rates. Average variable rates are based on rates as of the end of the reporting period. The swap contracts mature during time periods ranging from 1999 to 2023.

-----------------------------------------------------------------------
                                  May 31, 1998           May 25, 1997
-----------------------------------------------------------------------
  Dollars in Millions         Asset   Liability       Asset   Liability
-----------------------------------------------------------------------
  Receive fixed swaps -
   notional amount           $    -   $118.3          $   -     $99.9
     Average receive rate         -      5.9%             -       6.5%
     Average pay rate             -      5.4%             -       5.4%
  Pay fixed swaps -
   notional amount           $ 14.3   $116.5          $ 4.2     $16.5
     Average receive rate       5.5%     5.6%           5.9%      5.6%
     Average pay rate           7.1%     5.8%           8.9%      8.2%
-----------------------------------------------------------------------

   The interest rate differential on interest rate swaps used to hedge existing assets and liabilities is recognized as an adjustment of interest expense or income over the term of the agreement.
   The Company uses interest rate options and cap agreements primarily to reduce the impact of interest rate changes on its floating-rate debt, as well as to hedge the value of call options contained in long-term debt issued by the Company in earlier periods. In return for an upfront payment, an interest rate swap option grants the purchaser the right to receive (pay) the fixed rate interest amount in an interest rate swap. In return for an upfront payment, a cap agreement entitles the purchaser to receive the amount, if any, by which an agreed upon floating rate index exceeds the cap interest rate. At May 31, 1998, we had no interest rate options outstanding.
   (2) FOREIGN-CURRENCY EXPOSURE - We are exposed to potential losses from foreign currency fluctuations affecting net investments and earnings denominated in foreign currencies. We selectively hedge the potential effect of these foreign currency fluctuations related to operating activities and net investments in foreign operations by entering into foreign exchange contracts with highly rated financial institutions. Realized and unrealized gains and losses on hedges of firm commitments are included in the cost basis of the asset being hedged and are recognized as the asset is expensed through cost of goods sold or depreciation. Realized and unrealized gains and losses on contracts that hedge other operating activities are recognized currently in net earnings. Realized and unrealized gains and losses on contracts that hedge net investments are recognized in the cumulative foreign currency adjustment in stockholders' equity.
   The components of our net foreign investment exposure by geographic region are as follows:

--------------------------------------------------------------
  In Millions                    May 31, 1998     May 25, 1997
--------------------------------------------------------------
  Europe                            $140.1           $153.8
  North/South America                 28.5             40.2
  Asia                                 1.5              2.3
--------------------------------------------------------------
   Total exposure                   $170.1           $196.3
--------------------------------------------------------------

   At May 31, 1998, we had forward and option contracts maturing in 1999 to sell $37.8 million of foreign currencies. The fair value of these contracts is based on third-party quotes and was immaterial at May 31, 1998.
   (3) COMMODITIES - The Company uses an integrated set of financial instruments in its purchasing cycle, including purchase orders, noncancelable contracts, futures contracts, futures options and swaps. Except as described below, these instruments are all used to manage purchase prices and inventory values as practical for the Company's production needs. All futures contracts and futures options are exchange-based instruments with ready liquidity and determinable market values. Unrealized gains and losses are recorded monthly and deferred until the production flows through cost of goods sold. The net gains and losses deferred and expensed are immaterial. At May 31, 1998 and May 25, 1997, the aggregate fair value of our ingredient derivatives position was $156.7 million and $92.9 million, respectively.
   The Company also has a grain-merchandising operation, which uses cash contracts, futures contracts and futures options. All futures contracts and futures options are exchange-based instruments with ready liquidity and determinable market values. Neither results of operations nor the year-end positions from our grain-merchandising operations was material to the Company's overall results.


NOTE 8 - NOTES PAYABLE

The components of notes payable and their respective weighted average interest rates at the end of the periods are as follows:

----------------------------------------------------------------------
                                May 31, 1998           May 25, 1997
----------------------------------------------------------------------
                                      Weighted               Weighted
                                       Average                Average
                               Notes  Interest       Notes   Interest
  Dollars in Millions        Payable      Rate     Payable       Rate
----------------------------------------------------------------------
  U.S. commercial paper       $428.2       5.5%     $379.0        5.5%
  Canadian commercial paper     20.4       5.0        32.2        3.2
  Financial institutions       295.5       5.2       273.1        5.1
  Amounts reclassified
   to long-term debt          (480.0)        -      (480.0)         -
----------------------------------------------------------------------
   Total notes payable        $264.1                $204.3
----------------------------------------------------------------------

   See Note Seven for a description of related interest rate derivative instruments.
   To ensure availability of funds, we maintain bank credit lines sufficient to cover our outstanding short-term borrowings. As of May 31, 1998, we had $700.0 million fee-paid lines and $63.8 million uncommitted, no-fee lines available in the U.S. and Canada. In addition, we had foreign no-fee lines of $70.4 million, of which $14.9 million are unused.
   We have a revolving credit agreement expiring in January 2002 covering the fee-paid credit lines that provides us with the ability to refinance short-term borrowings on a long-term basis. Therefore we have reclassified a portion of our notes payable to long-term debt.


NOTE 9 - LONG-TERM DEBT

---------------------------------------------------------------------
  In Millions                          May 31, 1998     May 25, 1997
---------------------------------------------------------------------
  Medium-term notes, 5.1% to 9.1%,
   due 1998 to 2033                         $ 997.6          $ 877.9
  Zero coupon notes, yield 11.1%,
   $278.8 due August 15, 2013                  54.3             48.7
  8.2% ESOP loan guaranty,
   due through June 30, 2007                   57.7             63.5
  7.0% Notes due September 15, 2004           163.0            165.1
  Zero coupon notes, yield 11.7%,
   $64.2 due August 15, 2004                   31.8             28.3
  Notes payable, reclassified                 480.0            480.0
  Other                                         9.2              5.9
---------------------------------------------------------------------
                                            1,793.6          1,669.4
  Less amounts due within one year           (153.2)          (139.0)
---------------------------------------------------------------------
   Total long-term debt                    $1,640.4         $1,530.4
---------------------------------------------------------------------

See  Note  Seven  for  a  description  of  related   interest  rate   derivative
instruments.
   As of May 31, 1998 our debt shelf registration permits the issuance of up to $232.0 million net proceeds in unsecured debt securities to reduce short-term debt and for other general corporate purposes, and includes a medium-term note program that allows us to issue debt quickly for selected amounts, rates and maturities.
   In 1998, we issued $268.0 million of debt under our medium-term note program with maturities varying from one to 25 years and interest rates from 5.1% to 5.8%. In 1997, $62.0 million of debt was issued under this program with maturities from one to 12 years and interest rates from 5.6% to 7.5%.
   The Company has guaranteed the debt of the Employee Stock Ownership Plan; therefore, the loan is reflected on our consolidated balance sheets as long-term debt with a related offset in stockholders' equity, "unearned compensation and other."
   The sinking fund and principal payments due on long-term debt are (in millions) $153.2, $90.6, $62.8, $47.9 and $96.6 in 1999, 2000, 2001, 2002 and
2003, respectively. The notes payable that are reclassified under our revolving credit agreement are not included in these principal payments.
   Our marketable securities (see Note Five) include zero coupon U.S. Treasury securities. These investments are intended to provide the funds for the payment of principal and interest for the zero coupon notes due August 15, 2004, and 2013.


NOTE 10 - STOCKHOLDERS' EQUITY

Cumulative preference stock of 5.0 million shares, without par value, is authorized but unissued.
   We have a shareholder rights plan that entitles each outstanding share of common stock to one right. Each right entitles the holder to purchase one one-hundredth of a share of cumulative preference stock (or, in certain circumstances, common stock or other securities), exercisable upon the occurrence of certain events. The rights are not transferable apart from the common stock until a person or group has acquired 20 percent or more, or makes a tender offer for 20 percent or more, of the common stock in which case each right will entitle the holder (other than the acquiror) to receive, upon exercise, common stock of either the Company or the acquiring company having a market value equal to two times the exercise price of the right. The initial exercise price is $240 per right. The rights are redeemable by the Board at any time prior to the acquisition of 20 percent or more of the outstanding common stock. The rights expire on February 1, 2006. On May 31, 1998, there were 154.8 million rights issued and outstanding.
   The Board of Directors has authorized the repurchase, from time to time, of common stock for our treasury, provided that the number of shares held in treasury shall not exceed 60.0 million.
   Through private transactions in fiscal 1998 and 1997 that are a part of our stock repurchase program, we issued put options that entitle the holder to sell shares of our common stock to us, at a specified price, if the holder exercises the option. In 1998 and 1997, we issued put options for 6.8 million and 4.5 million shares for $12.7 million and $7.4 million in premiums paid to the Company, respectively. As of May 31, 1998, put options for 2.8 million shares remain outstanding at exercise prices ranging from $67.00 to $70.00 per share with exercise dates from June 1998 to December 1998.


NOTE 11 - STOCK PLANS

A total of 7,109,367 shares (including 5,290,430 shares for salary replacement options, 69,273 shares for restricted stock, and 173,537 shares for non-employee directors) are available for grant of options, restricted stock, or restricted stock units under our 1993, 1995 and 1996 stock plans through October 1, 1998, September 30, 2000, and September 30, 2001, respectively. Options may be granted at a price not less than 100 percent of the fair market value on the date of grant. Options now outstanding include some granted under the 1984, 1988 and 1990 option plans, under which no further rights may be granted. All options expire within 10 years and one month after the date of grant. The stock plans provide for full vesting of options upon completion of specified service periods, or in the event there is a change of control.
   Stock subject to a restricted period and a purchase price, if any, as determined by the Compensation Committee of the Board of Directors may be granted to key employees under the 1993 plan and the Executive Incentive Plan. Most of the employee restricted stock awards require the employee to deposit personally owned shares (on a one-for-one basis) with the Company during the restricted period. The 1996 plan allows non-employee directors to annually choose to receive either 500 shares of stock restricted for one year or 500 restricted stock units convertible to common stock after his or her term of service on the Board is completed. The 1990 plan also allowed grants of restricted stock to directors. In 1998, 1997 and 1996, grants of 128,466, 176,955 and 132,092 shares of restricted stock and units were made, with weighted average values at grant of $65.59, $59.29 and $54.32 per share, respectively. On May 31, 1998, a total of 467,896 restricted shares and units were outstanding.
   The 1988 plan permitted the granting of performance units corresponding to stock options granted. The value of performance units was determined by return on equity and growth in earnings per share measured against preset goals over three-year performance periods. For seven years after a performance period holders may elect to receive the value of performance units (with interest) as an alternative to exercising corresponding stock options. On May 31, 1998, there were 936,875 outstanding options with corresponding performance unit accounts. The value of the outstanding options exceeds the value of the performance unit accounts.
   The following table contains information on stock option activity:

----------------------------------------------------------------------
                                Weighted                     Weighted
                                 Average                      Average
                                Exercise                     Exercise
                      Options      Price         Options        Price
                  Exercisable  Per Share     Outstanding    Per Share
----------------------------------------------------------------------

  Balance at
   May 28, 1995    12,576,580     $33.37      21,974,796       $41.60
   Granted                                     4,127,602        52.55
   Exercised                                  (1,778,823)       25.87
   Expired                                      (730,343)       49.40
----------------------------------------------------------------------
  Balance at
   May 26, 1996    11,315,131      37.70      23,593,232        44.46
   Granted                                     3,973,277        59.33
   Exercised                                  (2,335,956)       31.74
   Expired                                      (429,898)       51.84
----------------------------------------------------------------------
  Balance at
   May 25, 1997    11,949,600      42.53      24,800,655        47.91
   Granted                                     3,185,783        73.10
   Exercised                                  (2,730,311)       31.92
   Expired                                      (236,524)       52.51
---------------------------------------------------------------------
  Balance at
   May 31, 1998    12,044,170     $47.63      25,019,603       $52.82
----------------------------------------------------------------------

   The  following   table  provides   information   regarding   exercisable  and
outstanding options as of May 31, 1998.

-----------------------------------------------------------------------------
                           Weighted                   Weighted       Weighted
  Range of                  Average                    Average        Average
  Exercise      Options    Exercise       Options     Exercise      Remaining
  Price           Exer-   Price per          Out-    Price per    Contractual
  per Share     cisable       Share      standing        Share    Life(years)
-----------------------------------------------------------------------------
  Under $40   2,751,418      $31.90     2,751,418       $31.90           1.67
  $40-$50     2,622,387       46.60     5,181,816        45.82           5.14
  $50-$60     6,165,398       53.78    11,259,079        53.26           5.83
  $60-$70       504,967       63.60     3,797,213        63.93           8.62
  Over $70            -           -     2,030,077        75.78           9.46
-----------------------------------------------------------------------------
             12,044,170      $47.63    25,019,603       $52.82           5.95
-----------------------------------------------------------------------------

   Stock-based compensation expense related to restricted stock for 1998, 1997 and 1996 was $6.0 million, $4.8 million and $3.0 million, respectively, using the "intrinsic value-based method" of accounting for stock-based compensation plans. Effective with 1997, we adopted the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 allows either a fair value based method or an intrinsic value-based method of accounting for such compensation plans. Had compensation expense for our stock option plan grants been determined using the fair value based method, net earnings, basic earnings per share and diluted earnings per share would have been approximately $406.1 million, $2.57 and $2.52, respectively, for 1998; $435.2 million, $2.75 and  $2.71,  respectively,  for 1997;  and  $470.3  million,  $2.96  and  $2.92,
respectively,   for  1996.  These  pro  forma  amounts  are  not  likely  to  be representative of the difference between the two methods in future years, because many of our options require service over periods longer than three years for full vesting. The weighted average fair values at grant date of the options granted in 1998, 1997 and 1996 were estimated as $16.59, $11.76 and $9.39, respectively, using the Black-Scholes option-pricing model with the following weighted average assumptions:

-------------------------------------------------------------------
                                      1998        1997        1996
-------------------------------------------------------------------
  Risk-free interest rate              6.1%        6.5%        6.1%
  Expected life                    7 years     7 years     7 years
  Expected volatility                   18%         18%         18%
  Expected dividend growth rate          8%          8%          8%
-------------------------------------------------------------------

   The Black-Scholes model requires the input of highly subjective assumptions and may not necessarily provide a reliable measure of fair value.


NOTE 12 - EARNINGS PER SHARE

Basic and diluted earnings per share (EPS) were calculated using the following:


------------------------------------------------------------------
                                               Fiscal Year
  In Millions                          1998        1997       1996
------------------------------------------------------------------
  Net Earnings                       $421.8      $445.4     $476.4
------------------------------------------------------------------
  Average number of common
   shares - basic EPS                 158.1       158.2      158.9
------------------------------------------------------------------
  Incremental share effect from:
   Stock options                        4.1         3.4        3.1
   Restricted stock, stock rights
    and puts                             .1           -          -
------------------------------------------------------------------
  Average number of common
   shares - diluted EPS               162.3       161.6      162.0
------------------------------------------------------------------


NOTE 13 - INTEREST EXPENSE

The components of net interest expense are as follows:

-------------------------------------------------------------
                                          Fiscal Year
  In Millions                    1998        1997       1996
-------------------------------------------------------------
  Interest expense             $130.3      $115.7     $117.2
  Capitalized interest            (.7)       (1.1)       (.6)
  Interest income               (12.4)      (14.1)     (15.2)
-------------------------------------------------------------
   Interest expense, net       $117.2      $100.5     $101.4
-------------------------------------------------------------

   During 1998, 1997 and 1996, we paid interest (net of amount capitalized) of $117.2 million, $103.6 million and $103.8 million, respectively.


NOTE 14 - RETIREMENT PLANS

We have defined-benefit plans covering most employees. Benefits for salaried employees are based on length of service and final average compensation. The hourly plans include various monthly amounts for each year of credited service. Our funding policy is consistent with the funding requirements of federal law. Our principal plan covering salaried employees has a provision that any excess pension assets would vest in plan participants if the plan is terminated within five years of a change in control. Plan assets consist principally of listed equity securities, corporate obligations and U.S.
government securities.
   Components of net pension income are as follows:

----------------------------------------------------------------
                                             Fiscal Year
  Expense (Income) in Millions      1998        1997       1996
----------------------------------------------------------------
  Service cost -
   benefits earned               $  14.7     $  14.3    $  14.1
  Interest cost on projected
   benefit obligation               62.4        59.0       56.7
  Actual return on plan assets    (230.2)     (168.7)    (162.3)
  Net amortization and deferral    107.0        59.2       61.4
  Curtailment loss and special
   termination benefits expense      6.1           -          -
----------------------------------------------------------------
   Net pension income            $ (40.0)    $ (36.2)   $ (30.1)
----------------------------------------------------------------

   The curtailment loss and special termination benefits expense of $6.1 million was recorded in fiscal 1998 as part of the restructuring charge described in Note Three.
   The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the benefit obligations were 7.0% and 4.4% in 1998, and 8.3% and 4.4% in 1997, respectively. The expected long-term rate of return on assets was 10.4%.
   The funded status of the plans and the amount recognized on the consolidated balance sheets (determined as of May 31, 1998 and 1997) are as follows:

-----------------------------------------------------------------------
                               May 31, 1998              May 25, 1997
-----------------------------------------------------------------------
                             Assets      Accu-       Assets       Accu-
                             Exceed    mulated       Exceed     mulated
                              Accu-   Benefits        Accu-    Benefits
                            mulated     Exceed      mulated      Exceed
  In Millions              Benefits     Assets     Benefits      Assets
-----------------------------------------------------------------------
  Actuarial present value
   of benefit obligations:
   Vested benefits         $  807.6     $ 25.7     $  668.0      $ 20.2
   Nonvested benefits          52.4        1.1         41.9          .8
-----------------------------------------------------------------------
  Accumulated benefit
   obligations                860.0       26.8        709.9        21.0
-----------------------------------------------------------------------
  Projected benefit
   obligation                 921.7       29.8        751.3        22.4
  Plan assets at
   fair value               1,384.6          -      1,184.1           -
-----------------------------------------------------------------------
  Plan assets in excess
   of (less than) the
   projected benefit
   obligation                 462.9      (29.8)       432.8       (22.4)
  Unrecognized prior
   service cost                34.1        1.8         39.3         2.2
  Unrecognized
   net loss                    39.1       12.1         10.8         5.8
  Recognition
   minimum liability              -      (13.3)           -       (10.0)
  Unrecognized transition
   (asset) liability          (64.3)       2.4        (80.4)        3.4
-----------------------------------------------------------------------
   Prepaid (accrued)
    pension cost           $  471.8     $(26.8)    $  402.5      $(21.0)
-----------------------------------------------------------------------

   The General Mills Savings Plan is a defined contribution plan that covers our salaried and non-union employees. It had net assets of $876.2 million at May 31, 1998 and $768.2 million at May 25, 1997. This plan is a 401(k) savings plan that includes several investment funds and an Employee Stock Ownership Plan (ESOP). The ESOP's only assets are Company common stock and temporary cash balances. Expense recognized in 1998, 1997 and 1996 was $4.9 million, $3.2 million and $6.9 million, respectively. The ESOP's share of this expense was $4.5 million, $2.7 million and $6.6 million, respectively. The ESOP's expense is calculated by the "shares allocated" method.
   The ESOP uses Company common stock to convey benefits to employees and, through increased stock ownership, to further align employee interests with those of shareholders. The Company matches a percentage of employee contributions with a base match plus a variable year-end match that depends on annual results. Employees receive the Company match in the form of common stock.
   The ESOP originally purchased Company common stock principally with funds borrowed from third parties (and guaranteed by the Company). The ESOP shares are included in net shares outstanding for the purposes of calculating earnings per share. The ESOP's third-party debt is described in Note Nine.
   The Company treats cash dividends paid to the ESOP the same as other dividends. Dividends received on leveraged shares (i.e., all shares originally purchased with the debt proceeds) are used for debt service, while dividends received on unleveraged shares are passed through to participants.
   The Company's cash contribution to the ESOP is calculated so as to pay off enough debt to release sufficient shares to make the Company match. The ESOP uses the Company's cash contributions to the plan, plus the dividends received on the ESOP's leveraged shares, to make principal and interest payments on the ESOP's debt. As loan payments are made, shares become unencumbered by debt and committed to be allocated. The ESOP allocates shares to individual employee accounts on the basis of the match of employee payroll savings (contributions), plus reinvested dividends received on previously allocated shares. In 1998, 1997 and 1996, the ESOP incurred interest expense of $5.3 million, $5.7 million and $6.3 million, respectively. The ESOP used dividends of $9.4 million, $8.1 million and $9.1 million, along with Company contributions of $4.4 million, $2.7 million and $6.7 million to make interest and principal payments in the respective years.
   The number of shares of Company common stock in the ESOP are summarized as follows:

---------------------------------------------------------------------
  Number of Shares                     May 31, 1998      May 25, 1997
---------------------------------------------------------------------
  Unreleased shares                       1,873,000         2,164,000
  Committed to be allocated                  19,000            29,000
  Allocated to participants               2,329,000         2,185,000
---------------------------------------------------------------------
   Total shares                           4,221,000         4,378,000
---------------------------------------------------------------------


NOTE 15 - OTHER POSTRETIREMENT BENEFITS

We sponsor plans that provide health care benefits to the majority of our retirees. The salaried plan is contributory, with retiree contributions based on years of service.
   We fund related trusts for certain employees and retirees on an annual basis. In 1998, 1997 and 1996 we contributed $9.8 million, $8.1 million and $14.0 million, respectively. Trust assets consist principally of listed equity securities and U.S. government securities.
   Components of the postretirement health care expense are as follows:

-----------------------------------------------------------------
                                             Fiscal Year
  Expense (Income) in Millions       1998        1997       1996
-----------------------------------------------------------------
  Service cost - benefits earned   $  4.5      $  4.6     $  4.9
  Interest cost on accumulated
   benefit obligation                14.4        14.2       14.2
  Actual return on plan assets      (34.0)      (27.4)     (18.7)
  Net amortization and deferral      15.8        12.2        6.9
  Curtailment loss                    4.3         -          -
-----------------------------------------------------------------
   Net postretirement expense      $  5.0      $  3.6     $  7.3
-----------------------------------------------------------------

   The curtailment loss of $4.3 million was recorded in fiscal 1998 as part of the restructuring charge described in Note Three.
   The funded status of the plans and the amount recognized on our consolidated balance sheets are as follows:

----------------------------------------------------------------------
                                 May 31, 1998         May 25, 1997
----------------------------------------------------------------------
                              Assets     Accu-      Assets      Accu-
                              Exceed   mulated      Exceed    mulated
                               Accu-  Benefits       Accu-   Benefits
                             mulated    Exceed     mulated     Exceed
  In Millions               Benefits    Assets    Benefits     Assets
----------------------------------------------------------------------
  Accumulated benefit
   obligations:
   Retirees                   $ 51.6    $ 61.8      $ 40.4     $ 54.8
   Fully eligible active
     employees                  13.4      11.6        13.8        6.1
   Other active
     employees                  40.5      42.7        33.2       34.0
----------------------------------------------------------------------
  Accumulated
   benefit obligations         105.5     116.1        87.4       94.9
  Plan assets at
   fair value                  169.8      24.9       142.9       18.2
----------------------------------------------------------------------
  Plan assets in excess
   of (less than) accumu-
   lated benefit obligations    64.3     (91.2)       55.5      (76.7)
  Unrecognized prior
   service credits                 -      (9.3)          -      (11.5)
  Unrecognized net
   (gain) loss                 (13.5)     26.3        (6.1)      12.2
----------------------------------------------------------------------
   Prepaid (accrued) post-
     retirement benefits      $ 50.8    $(74.2)     $ 49.4     $(76.0)
----------------------------------------------------------------------

   The discount rates used in determining the actuarial present value of the benefit obligations were 7.0% and 8.3% in 1998 and 1997, respectively. The expected long-term rate of return on assets was 10%.
   The assumed health care cost trend-rate increase in the per capita charges for benefits ranged from 5.4% to 8.1% for 1999 depending on the medical service category. The rates gradually decrease to a range of 4.4% to 5.7% for 2007 and remain at that level thereafter. If the health care cost trend rate were to increase by one percentage point in each future year, the aggregate of the service and interest cost components of postretirement expense would increase for 1998 by $2.8 million and the accumulated benefit obligation as of May 31, 1998 would increase by $27.2 million.


NOTE 16 - PROFIT-SHARING PLAN

The Executive Incentive Plan provides incentives to key individuals who have the greatest potential to contribute to current earnings and successful future operations. These awards are approved by the Board of Directors Compensation Committee, which consists solely of outside directors, and they depend on profit performance in relation to pre-established goals approved by the Committee. Profit-sharing expense was $6.7 million, $4.5 million and $7.0 million in 1998, 1997 and 1996, respectively.


NOTE 17 - INCOME TAXES

The components of earnings before income taxes and earnings (losses) of joint ventures and the income taxes thereon are as follows:

--------------------------------------------------------------
                                           Fiscal Year
  In Millions                      1998        1997       1996
--------------------------------------------------------------
  Earnings before income taxes:
   U.S.                          $688.1      $698.5     $744.0
   Foreign                        (21.5)       11.5       14.6
--------------------------------------------------------------
      Total earnings before
        income taxes             $666.6      $710.0     $758.6
==============================================================
  Income taxes:
   Current:
     Federal                     $242.8      $208.2     $206.5
     State and local               31.0        25.7       28.5
     Foreign                       (2.6)        3.5        2.0
--------------------------------------------------------------
      Total current               271.2       237.4      237.0
--------------------------------------------------------------
   Deferred:
     Federal                      (17.1)       17.1       33.7
     State and local               (3.3)        3.9        7.1
     Foreign                       (8.9)        (.1)       1.6
--------------------------------------------------------------
      Total deferred              (29.3)       20.9       42.4
--------------------------------------------------------------
      Total income taxes         $241.9      $258.3     $279.4
--------------------------------------------------------------

   During 1998 and 1997, net income tax benefits of $36.0 million and $28.0 million, respectively, were allocated to stockholders' equity. These benefits were attributable to the exercise of employee stock options, dividends paid on unallocated ESOP shares, translation adjustments and unrealized gain on marketable securities.
   During 1998, 1997 and 1996, we paid income taxes of $185.6 million, $230.3 million and $194.0 million, respectively.
   In prior years we purchased certain income-tax items from other companies through tax lease transactions. Total current income taxes charged to earnings reflect the amounts attributable to operations and have not been materially affected by these tax leases. Actual current taxes payable relating to 1998, 1997 and 1996 operations were increased by approximately $16 million, $16 million and $15 million, respectively, due to the current effect of tax leases. These tax payments do not affect taxes for statement of earnings purposes since they repay tax benefits realized in prior years. The repayment liability is classified as "deferred income taxes - tax leases."
   The following table reconciles the U.S. statutory income tax rate with the effective income tax rate:

-----------------------------------------------------------------
                                            Fiscal Year
                                    1998        1997        1996
-----------------------------------------------------------------
U.S. STATUTORY RATE                 35.0%       35.0%       35.0%
  State and local income taxes,
   net of federal tax benefits       2.7         2.7         3.0
  Other, net                        (1.4)       (1.3)       (1.2)
-----------------------------------------------------------------
   Effective income tax rate        36.3%       36.4%       36.8%
-----------------------------------------------------------------

   The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

------------------------------------------------------------------
  In Millions                          May 31, 1998   May 25, 1997
------------------------------------------------------------------

  Accrued liabilities                        $112.5         $ 90.5
  Unusual charges                              18.2            6.6
  Compensation and employee benefits           58.2           50.7
  Disposition liabilities                       9.2           11.3
  Foreign tax loss carryforward                 4.1            8.6
  Other                                        14.3           25.7
------------------------------------------------------------------
   Gross deferred tax assets                  216.5          193.4
------------------------------------------------------------------
  Depreciation                                122.5          127.7
  Prepaid pension asset                       185.3          166.5
  Intangible assets                             1.8           10.2
  Other                                        44.5           42.2
------------------------------------------------------------------
   Gross deferred tax liabilities             354.1          346.6
------------------------------------------------------------------
  Valuation allowance                          10.3           11.2
------------------------------------------------------------------
   Net deferred tax liability                $147.9         $164.4
------------------------------------------------------------------

   As of May 31, 1998, we have a foreign operating loss carryover for tax purposes of $9.2 million, which will expire in 2001 if not offset against future taxable income.
   We have not recognized a deferred tax liability for unremitted earnings of $69.7 million for our foreign operations because we do not expect those earnings to become taxable to us in the foreseeable future. A determination of the potential liability is not practicable. If a portion were to be remitted, we believe income tax credits would substantially offset any resulting tax liability.


NOTE 18 - LEASES AND OTHER COMMITMENTS

An analysis of rent expense by property leased follows:

-----------------------------------------------------------
                                         Fiscal Year
  In Millions                   1998        1997       1996
-----------------------------------------------------------
  Warehouse space              $20.9       $17.6      $14.9
  Equipment                      8.2         7.1        7.3
  Other                          5.8         4.8        3.3
-----------------------------------------------------------
   Total rent expense          $34.9       $29.5      $25.5
-----------------------------------------------------------

   Some leases require payment of property taxes, insurance and maintenance costs in addition to the rent payments. Contingent and escalation rent in excess of minimum rent payments and sublease income netted in rent expense were insignificant.
   Noncancelable future lease commitments are (in millions) $29.9 in 1999, $28.9 in 2000, $27.0 in 2001, $16.8 in 2002, $7.0 in 2003 and $4.5 after 2003, with a cumulative total of $114.1.
   We are contingently liable under guaranties and comfort letters for $48.3 million. The guaranties and comfort letters are principally issued to support borrowing arrangements, primarily for our joint ventures. We remain the guarantor on certain leases and other obligations of Darden Restaurants, Inc. (Darden), an entity we spun-off as of May 28, 1995.
However, Darden has indemnified us against any loss.


NOTE 19 - GEOGRAPHIC INFORMATION

-------------------------------------------------------------------------
                                            Unallocated          Consol-
                                              Corporate           idated
  In Millions           U.S.A.   Foreign          Items(a)         Total
-------------------------------------------------------------------------
  Sales
   1998               $5,793.9    $239.1            $ -         $6,033.0
   1997                5,376.4     232.9              -          5,609.3
   1996                5,204.5     211.5              -          5,416.0
-------------------------------------------------------------------------
  Operating Profits
   1998                  842.7(b)  (22.6)(b)     (153.5)(b)        666.6
   1997                  806.4(c)   24.1         (120.5)           710.0
   1996                  862.7      24.0         (128.1)           758.6
-------------------------------------------------------------------------
  Identifiable Assets
   1998                3,095.6     254.3          511.5          3,861.4
   1997                3,106.8     306.5          489.1          3,902.4
   1996                2,509.1     293.2          492.4          3,294.7
-------------------------------------------------------------------------

  (a) Corporate expenses reported here include net interest expense and general corporate expenses.

  (b) U.S.A., Foreign and Corporate operating profits are net of charges of $113.6 million, $49.3 million and $3.5 million, respectively, for the unusual items described in Note Three.

  (c) U.S.A. operating profits are net of a $48.4 million charge for the unusual item described in Note Three.

The foreign sales reflected above were made primarily by our Canadian subsidiary. Our proportionate share of the joint ventures' sales (not shown above) was $780.7 million, $728.2 million and $705.7 million for 1998, 1997 and 1996, respectively. The foreign operating profits above also exclude our share of the results from the joint ventures. See Note Four.


NOTE 20 - QUARTERLY DATA (UNAUDITED)

Summarized quarterly data for 1998 and 1997 follows:

------------------------------------------------------------------------------------------------------------
  In Millions,
  Except per Share
  and Market                     First Quarter                 Second Quarter                Third Quarter
  Price Amounts                1998         1997             1998          1997            1998         1997
------------------------------------------------------------------------------------------------------------
  Sales                    $1,416.5     $1,315.6         $1,638.3      $1,560.1        $1,424.7     $1,289.6
  Gross profit(a)             872.6        779.8            984.6         900.7           872.3        741.3
  Net earnings                134.3(b)      97.7(c)          64.6(b)      156.7           131.1        122.8
  Net earnings
   per share                    .84          .62              .41          1.00             .83          .78
  Net earnings per
   share-assuming
   dilution                     .82          .61              .40           .98             .81          .76
  Dividends per share           .53          .50              .53           .50             .53          .50
  Market price of
   common stock:
   High                      71 1/2       58 1/4          75 7/16        60 5/8          78 1/4       68 3/4
   Low                           60           52           63 3/8        54 3/8         69 9/16       60 7/8
------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
  In Millions,
  Except per Share
  and Market                      Fourth Quarter                  Total Year
  Price Amounts                 1998          1997             1998        1997
-------------------------------------------------------------------------------
  Sales                     $1,553.5      $1,444.0         $6,033.0    $5,609.3
  Gross profit(a)              914.2         859.1          3,643.7     3,280.9
  Net earnings                  91.8(d)       68.2(d)         421.8       445.4
  Net earnings
   per share                     .59           .42             2.67        2.82
  Net earnings per
   share-assuming
   dilution                      .57           .41             2.60        2.76
  Dividends per share            .53           .53             2.12        2.03
  Market price of
   common stock:
   High                      76 1/16        67 3/4           78 1/4      68 3/4
   Low                       66 7/16        57 3/4               60          52
-------------------------------------------------------------------------------

  (a) Before charges for depreciation.
  (b) Includes an after tax loss of $.1 million in the first quarter and $100.1 million ($.63 per share) in the second quarter for unusual items described in Note Three.
   c) Includes an after-tax loss of $29.2 million ($.18 per share) in the first quarter related to the adoption of SFAS No. 121.
  (d) The earnings impacts of LIFO reserve adjustments were not material to any quarter except the fourth quarter of 1997, when an after-tax credit of $7.2 million ($.05 per share) was recorded.

                          ELEVEN-YEAR FINANCIAL SUMMARY

--------------------------------------------------------------------------------------------
  In Millions,                               May 31,   May 25,   May 26,   May 28,   May 29,
  Except per Share Data                        1998      1997      1996      1995      1994
--------------------------------------------------------------------------------------------
  Financial Results
  Net earnings per share                      $2.67     $2.82     $3.00     $2.33     $2.95
  Net earnings per share - assuming
      dilution                                 2.60      2.76      2.94      2.29      2.91
  Continuing operations earnings
      per share                                2.67      2.82      3.00      1.64      2.14
  Continuing operations earnings per
      share - assuming dilution                2.60      2.76      2.94      1.62      2.11
  Return on average equity                    123.2%    111.0%    212.3%     52.0%     37.7%
  Dividends per share                          2.12      2.03      1.91      1.88      1.88
  Sales                                       6,033     5,609     5,416     5,027     5,327
  Costs and expenses:
      Cost of sales                           2,389     2,328     2,241     2,123     2,012
      Selling, general and administrative     2,499     2,239     2,128     2,008     2,351
      Depreciation and amortization             195       183       187       192       174
      Interest, net                             117       101       101       101        79
      Unusual expenses (income)                 166        48         -       183       147
       Total costs and expenses               5,366     4,899     4,657     4,607     4,763
  Earnings from continuing
      operations before taxes and
      earnings (losses) of joint ventures       667       710       759       420       564
  Income taxes                                  242       259       280       153       217
  Earnings (losses) of joint ventures            (3)       (6)       (3)       (7)       (7)
  Earnings from continuing operations           422       445       476       260       340
  Discontinued operations after taxes             -         -         -       107       134
  Accounting changes                              -         -         -         -        (4)
  Net earnings                                  422       445       476       367       470
  Earnings from continuing
      operations as a percent of sales          7.0%      7.9%      8.8%      5.2%      6.4%
  Average common shares
      outstanding:
      Basic                                     158       158       159       158       159
      Diluted                                   162       162       162       160       162
  Taxes (income, payroll,
      property, etc.) per share                1.93      2.00      2.11      1.30      1.68
--------------------------------------------------------------------------------------------
  Financial Position
  Total assets                                3,861     3,902     3,295     3,358     4,804
  Land, buildings and equipment, net          1,186     1,279     1,312     1,457     1,503
  Working capital at year end                  (408)     (281)     (197)     (324)     (630)
  Long-term debt, excluding
      current portion                         1,640     1,530     1,221     1,401     1,413
  Stockholders' equity                          190       495       308       141     1,151
  Stockholders' equity per share               1.23      3.09      1.94       .89      7.26
--------------------------------------------------------------------------------------------
  Other Statistics
  Total dividends                               336       321       304       297       299
  Gross capital expenditures                    184       163       129       157       213
  Research and development                       66        61        60        60        59
  Advertising media expenditures                366       306       320       324       292
  Wages, salaries and
      employee benefits                         608       564       541       538       558
  Number of employees (actual)               10,228    10,200     9,790     9,882    10,616
  Accumulated LIFO reserve                       39        48        56        53        43
--------------------------------------------------------------------------------------------
  Common stock price range(a):
      High                                   78 1/4    68 3/4    60 1/2    63 3/4    68 3/4
      Low                                    60        52        50        49 3/8    49 7/8
      Close                                  68 1/4    64 1/4    58 1/4    60 5/8    54 1/2
--------------------------------------------------------------------------------------------

  (a) Prices shown prior to 1996 are before the spin-off of our former restaurant operations. The closing prices on May 26, 1995 of the two common stocks on a when-issued basis were $49 7/8 for General Mills and $10 7/8 for Darden Restaurants.

Note: Excluding return on equity, amounts presented in this summary have been restated to a continuing operations basis.