Form 10-K405, Exhibit 13
period 1999-05-30
GENERAL MILLS INC
filed 1999-08-23
CIK 40704

EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS

General Mills' overarching business goal is to generate superior financial returns for our shareholders over the long term. We believe the key to creating shareholder value is to deliver a combination of good earnings growth, high returns on invested capital, and strong cash flows. Our specific financial objectives are to:

o Achieve consistent, low double-digit growth in earnings per share.
o Generate a minimum 25 percent return on invested capital.
o Return cash generated in excess of capital-investment needs to shareholders through dividends and share repurchases.
o Maintain financial strength that warrants an "A" bond rating.

This section of the annual report discusses our performance against these goals, including recent earnings growth and returns, cash flows, financial position and risk management.


RESULTS OF OPERATIONS - 1999 VS. 1998

General Mills achieved record financial performance in fiscal 1999. Despite difficult comparisons with a 53-week fiscal year in 1998, reported sales grew 4 percent to reach $6.25 billion. Earnings after tax grew 9 percent before unusual items to $566.8 million. Earnings per share grew 12 percent before unusual items to $3.70 basic and $3.60 diluted.
        The 1999 sales increase reflected broad-based growth in domestic unit volumes, which rose 3 percent before acquisitions. Lloyd's Barbeque Company, a refrigerated entree business acquired Jan. 15, 1999, and the Farmhouse Foods pasta and rice side-dish business, acquired Feb. 10, 1999, each contributed incremental volume.


                   U.S. FOODS
                   UNIT VOLUME
                   -----------

     1995   1996   1997   1998   1999
      -4%    +7%    +4%    +8%    +3%


        Big G  cereal  sales  grew to  $2.47  billion  and  annual  unit  volume increased 1 percent to set a new record. These results reflected strong performance from Big G's established brands, particularly those supported by specific consumer health messages, including Cheerios, Total and several brands recently fortified with calcium. Cereal industry pound volume in ACNielsen-measured outlets declined 1 percent for the year, but grew slightly in the second half. Big G outpaced the market, increasing its pound share to a record 25.6 percent, and growing its share of category dollar sales to a record
31.2 percent. In the fourth quarter, new Honey Nut Chex cereal expanded from 20 percent of the U.S. to national distribution, and Big G launched Sunrise organic cereal and NesQuik cereal nationwide. Combined unit volume for domestic non-cereal operations rose 5 percent in 1999. Yogurt volume grew at a double-digit pace for the third consecutive year, led by good gains from each of Yoplait's established product lines and strong initial performance from new Yoplait Go-Gurt. This portable yogurt in a tube entered distribution in western states during the summer of 1998. In June 1999, Go-Gurt availability was expanded to the Northeast and Mid-Atlantic regions, and we expect to complete national distribution later in this calendar year. Snacks volume growth included gains of 15 percent for Chex Mix, 8 percent for Pop Secret microwave popcorn, and 8 percent for fruit snacks. Combined unit volume for Betty Crocker baking, side dish and dinner mix products grew 1 percent, led by the growing line of pouch mixes and a new five-item line of Chicken Helper dinner mixes introduced in January 1999. Foodservice volume declined 2 percent in total, reflecting lower baking mix volume, but cereal, snacks and cup yogurt all posted volume gains.
        International operations posted good unit volume growth in 1999, but after-tax earnings declined to $2.7 million from $15.1 million a year earlier. This decline was due to three factors: negative foreign exchange effects on Canadian results; difficult economic conditions in Russia, Brazil and the ASEAN countries; and costs associated with actions by Snack Ventures Europe (SVE) to divest the BN cookie business and acquire certain United Biscuit snack operations. In Canada, cereal volume grew 7 percent and pound market share reached a record 17.2 percent, as General Mills reclaimed the No. 2 market position. Cereal Partners Worldwide (CPW), the company's joint venture with Nestle, recorded 6 percent volume growth for the 12 months included in fiscal 1999 results. Annual sales for CPW reached $849 million and the venture increased its combined market share to 19 percent. Total volume for Snack Ventures Europe was down 1 percent, reflecting the BN divestiture, but volume for continuing businesses was up 6 percent.
        Productivity gains, operating leverage created by unit volume growth, and favorable raw material costs combined to reduce cost of goods sold to 41.5 percent of sales in 1999, down from 42.1 percent in the prior year. Selling, general and administrative expense was unchanged as a percent of sales, at 42.2 percent. As a result, earnings before interest and taxes (EBIT) totaled 16.3 percent of sales in 1999, a margin improvement of 0.5 percentage points.

                 EBIT MARGIN
                  (percent)
      1997            1998          1999
     15.3             15.8          16.3

        We generated this good operating earnings growth while improving our return on capital (ROC). Our ROC before unusual items increased from 23.9 percent last year to 25.0 percent in 1999, in line with our targeted objective. Our ROC ranks us well within the top decile of major U.S. companies on this measure.
        Net earnings for 1999 included a restructuring charge of 21 cents per diluted share, recorded in the second quarter. This charge was primarily related to streamlining supply-chain activities. These actions are expected to contribute cost savings beginning in fiscal 2000 of approximately 11 cents per share. Net after- tax earnings in fiscal 1998 included a second-quarter charge of 62 cents per diluted share primarily related to restructuring the company's North American cereal operations. Including these unusual items, diluted annual earnings per share were $3.40 in 1999 and $2.60 in 1998.
        Net interest expense totaled $119.4 million in 1999, compared to $117.2 million in the previous year. Given the acquisitions made during the second half of 1999, our continuing share repurchases and other investments, we expect somewhat higher net interest expense in fiscal 2000.
        The effective tax rate on earnings as reported was 35.9 percent in 1999 compared to 36.3 percent in 1998. Excluding the unusual items described above, our effective tax rate was 36.0 percent in 1999 and 37.0 percent in the previous year. We currently expect an effective tax rate of approximately 36 percent in fiscal 2000.
        It is our view that changes in the general rate of inflation have not had a significant effect on profitability over the three most recent years. We attempt to minimize the effects of inflation through appropriate planning and operating practices. Our market risk management practices are discussed later in this section.
        For a discussion of new accounting rules that take effect in future fiscal years, see Note One to the consolidated financial statements.

1998 COMPARED TO 1997

For the 53-week period ended May 31, 1998, reported sales grew 8 percent to $6.03 billion. Earnings after tax grew 10 percent to reach $522 million before unusual items. Diluted earnings per share also grew 10 percent, to $3.22 compared with $2.94 in the previous year.
        Domestic unit volume grew 8 percent in 1998, reflecting strong performance by established businesses, and contributions from the branded cereal and snacks businesses acquired from Ralcorp on Jan. 31, 1997. Big G cereals led U.S. performance, with volume up 1 percent excluding incremental volume from acquired brands, and up 8 percent in total. Convenience Foods volume grew 16 percent, with double-digit gains recorded by both the snacks business and by our Yoplait-Colombo yogurt operations. Excluding the incremental volume provided by Chex Mix, Convenience Foods volume was up 8 percent for the year. Betty Crocker baking, dinner and side-dish mix volume rose 2 percent, and Foodservice volume grew 6 percent.
        International volume, including our proportionate share of joint venture results, grew 15 percent in 1998. International earnings increased 35 percent to $15 million after tax, reflecting strong profit progress by CPW.
        Fiscal 1997 earnings before unusual items totaled $474.6 million and diluted earnings per share were $2.94. These results were essentially flat compared to 1996, due to three primary factors: price reductions taken by Big G cereals; lower-than-expected unit volume growth in the second half of the year; and a 5-cent per share reduction in earnings due to the acquisition of the Ralcorp cereal and snacks businesses.

CASH FLOWS

Sources and uses of cash in the past three years are shown in the table below. Over the past three years, General Mills' operations have generated more than $2 billion in cash. In 1999, cash flow from operations totaled $690.1 million. That was lower than last year's total, principally due to increased use of working capital associated with our surge of new product activity at year end. We currently expect cash flow from operations in 2000 to exceed the $775 million generated two years ago, in 1998, based on anticipated earnings growth and an expected positive impact from working capital.

CASH SOURCES (USES)

In Millions                           1999          1998          1997
----------------------------------------------------------------------
From continuing operations         $ 690.1       $ 775.3       $ 594.1
From discontinued operations          (3.9)         (5.8)         (6.8)
Fixed assets, net                   (269.1)       (181.5)       (159.9)
Investments in businesses,
  intangibles and affiliates, net   (151.5)         (9.5)        (42.0)
Change in marketable
  securities                           7.7          29.7          39.7
Other investments, net                38.0         (42.0)        (23.4)
Increase in
  outstanding debt - net             273.8         198.9         221.9
Common stock issued                   92.8          92.5          60.5
Treasury stock purchases            (340.7)       (524.9)       (361.8)
Dividends paid                      (331.4)       (336.3)       (320.7)
Other                                 (8.3)         (2.8)         (9.4)
-----------------------------------------------------------------------
Decrease in cash and
  cash equivalents                  $ (2.5)       $ (6.4)       $ (7.8)
-----------------------------------------------------------------------

        Capital investment spending for fixed assets and joint venture development totaled $299 million in 1999, compared with $211 million in the previous year. The higher level reflected investments to add capacity for several fast-growing businesses, including Chex cereal and snack mixes, fruit snacks and yogurt. Current plans call for fiscal 2000 capital investment at levels comparable to 1999.
        Shareholder dividends grew 2 percent in 1999 to $2.16 per share, a payout of 58 percent of earnings before unusual items. The company expects continued dividend growth over time, but at a rate slower than earnings growth until the payout ratio aligns with the food industry average. Today, that average is in the low to mid 40-percent range.
        Cash returned to shareholders through share repurchases totaled $340.7 million in 1999, representing 4.7 million shares. The goal of our ongoing share repurchase program is to achieve an average 1 to 2 percent annual reduction in shares outstanding, net of stock option exercises.

Uses of Cash, Fiscal 1999
(dollars in millions)

 Funding Growth
    Capital Investments              $299

 Cash Returned to Shareholders
    Share Repurchases                $341
    Dividends                         331
                                     ----
                                     $672


FINANCIAL CONDITION

We intend to manage our businesses and financial ratios so as to maintain an "A" bond rating, which allows access to financing at reasonable costs. We believe that the most important measures of our financial strength are the ratios of fixed charge coverage and cash flow to debt. In fiscal 1999, fixed charge coverage excluding unusual items increased to 7.0 times. Cash flow to debt declined slightly to 33.6 percent, reflecting higher debt levels associated with our two acquisitions, higher working capital use, and share repurchases. General Mills' publicly issued long-term debt currently carries ratings of "A2" (Moody's Investors Services, Inc.) and "A+" (Standard & Poor's Corporation). Our commercial paper has ratings of "P-1" (Moody's) and "A-1" (Standard & Poor's) in the United States and "R-1 (middle)" in Canada (Dominion Bond Rating Service).

                    FINANCIAL STRENGTH

      Fixed Charge Coverage         Cash Flow to Debt
      ---------------------         -----------------
        1998         1999            1998       1999
        ----         ----            ----       ----
        6.8x         7.0x            34.6%      33.6%


        Our capital structure is shown in the table below. The book equity balance reflects the impact of the 1995 spin-off of our restaurant operations, which reduced stockholders' equity by $1.2 billion. Share repurchases made as part of our ongoing program were the primary reason 1999 stockholders' equity declined slightly from 1998 levels. Market value of stockholders' equity as of May 30, 1999, was $12.2 billion, as shown in the chart to the right.

CAPITAL STRUCTURE

In Millions                         May 30, 1999   May 31, 1998
----------------------------------------------------------------
Notes payable                          $   524.4       $  264.1
Current portion of
  long-term debt                            90.5          153.2
Long-term debt                           1,702.4        1,640.4
Deferred income taxes -
  tax leases                               111.3          129.1
----------------------------------------------------------------
Total debt                               2,428.6        2,186.8
Debt adjustments:
   Leases - debt equivalent                235.0          218.1
   Marketable investments,
      at cost                              (96.5)        (103.2)
----------------------------------------------------------------
Adjusted debt                            2,567.1        2,301.7
Stockholders' equity                       164.2          190.2
----------------------------------------------------------------
Total capital                           $2,731.3       $2,491.9
----------------------------------------------------------------

        The debt equivalent of our leases and deferred income taxes related to tax leases are both fixed-rate obligations. The accompanying table, when reviewed in conjunction with the capital structure table above, shows the composition of our debt structure including the impact of the use of derivative instruments.


DEBT STRUCTURE

Dollars in Millions      May 30, 1999          May 31, 1998
-----------------------------------------------------------
Floating-rate debt     $  984.5   39%        $  819.3   36%
Fixed-rate debt         1,236.3   48%         1,135.2   49%
Leases - debt
  equivalent              235.0    9%           218.1    9%
Deferred income
  taxes - tax leases      111.3    4%           129.1    6%
-----------------------------------------------------------
Adjusted debt          $2,567.1  100%        $2,301.7  100%
-----------------------------------------------------------



Total Capitalization
(dollars in billions)
                                May 25, 1997    May 31, 1998    May 30, 1999
                                ------------    ------------    ------------

Equity (Market Value)              $10.2           $10.6           $12.2
Adjusted Debt                        2.1             2.3             2.6
                                  ------          ------          ------
                                   $12.3           $12.9           $14.8


        Commercial paper is a continuing source of short-term financing. We can issue commercial paper in the United States and Canada, as well as in Europe through a program established during fiscal 1999. Bank credit lines are maintained to ensure availability of short-term funds on an as-needed basis. As of May 30, 1999, we had fee-paid credit lines of $755 million.
        Our domestic shelf registration statement permits us to issue up to $782 million net proceeds in unsecured debt securities. The shelf registration authorizes a medium-term note program that provides additional flexibility in quickly accessing the debt markets.


MARKET RISK MANAGEMENT

Our company is exposed to market risks stemming from changes in interest rates, foreign exchange rates and commodity prices. Changes in these factors could cause fluctuations in our earnings and cash flows. In the normal course of business, we actively manage our exposure to these market risks by entering into various hedging transactions, authorized under company policies that place clear controls on these activities. The counterparties in these transactions are highly rated financial institutions. Our hedging transactions include (but are not limited to) the use of a variety of derivative financial instruments. We use derivatives only where there is an underlying exposure; we do not use them for trading or speculative purposes. Additional information regarding our use of financial instruments is included in Note Seven to the consolidated financial statements.
INTEREST RATES - We manage our debt structure and our interest-rate risk through the use of fixed- and floating-rate debt, and through the use of derivatives. We use interest-rate swaps to hedge our exposure to interest rate changes, and also to lower our financing costs. Generally under these swaps, we agree with a counterparty to exchange the difference between fixed-rate and floating-rate interest amounts based on an agreed notional principal amount. Our primary exposure is to U.S. interest rates.
FOREIGN CURRENCY RATES - Foreign
currency fluctuations can affect our net investments and earnings denominated in foreign currencies. We primarily use foreign currency forward contracts and option contracts to selectively hedge our exposure to changes in exchange rates. These contracts function as hedges, since they change in value inversely to the change created in the underlying exposure as foreign exchange rates fluctuate. Our primary exchange rate exposure is with various European currencies and the Canadian dollar against the U.S. dollar.
COMMODITIES - Certain raw materials
used in our products are exposed to commodity price changes. We manage this risk through an integrated set of financial instruments, including purchase orders, non-cancelable contracts, futures contracts, futures options and swaps. Our primary commodity price exposures are to cereal grains, sugar, fruits, other agricultural products, vegetable oils, packaging materials and energy costs. VALUE AT RISK - These estimates are intended to measure the maximum potential fair value or earnings General Mills could lose in one day from adverse changes in market interest rates, foreign exchange rates or commodity prices, under normal market conditions. A variance/co-variance value at risk (VAR) methodology was used to quantify the market risk for our exposures. The models assumed normal market conditions and used a 95 percent confidence level.
        The VAR calculation used historical interest rates, foreign exchange rates and commodity prices from the past year to estimate the potential volatility and correlation of these rates in the future. For interest rate and foreign exchange rate market factors, the data were drawn from the JP Morgan RiskMetrics(TM) data set. The calculations are not intended to represent actual losses in fair value or pre-tax earnings that we expect to incur. The model does not consider favorable changes in market rates. Further, since the hedging instrument (the derivative) inversely correlates with the underlying exposure, we would expect that any loss or gain in the fair value of our derivatives would be generally offset by an increase or decrease in the fair value of our underlying exposures. The positions included in the calculations were: debt, investments, interest rate swaps, foreign exchange forwards and options, and commodity swaps, futures, and options. The calculations do not include the underlying foreign exchange and commodities-related positions that are hedged by these market-risk sensitive instruments.
        The table below presents the estimated maximum potential one-day loss in fair value or pre-tax earnings for our interest rate, foreign currency, and commodity market-risk sensitive instruments outstanding on May 30, 1999. The figures were calculated using the VAR methodology described above.

                                      Fair Value Impact
-------------------------------------------------------------
                                   At       Average        At
In Millions                   5/30/99   during 1999   5/31/98
-------------------------------------------------------------
Interest rate instruments        $6.8          $6.9      $5.3
Foreign exchange rate
  instruments                     0.8           1.1       0.6
Commodity instruments             1.1           1.1       1.5
-------------------------------------------------------------
-------------------------------------------------------------

                                   Pre-tax Earnings Impact
-------------------------------------------------------------
                                   At      Average         At
In Millions                   5/30/99  during 1999    5/31/98
-------------------------------------------------------------
Interest rate instruments        $0.3         $0.3       $0.2
Foreign exchange rate
  instruments                     0.4          0.7        0.2
Commodity instruments             1.1          1.1        1.5
-------------------------------------------------------------

YEAR 2000

We are devoting significant resources throughout the company to minimize the risk of potential disruption from year 2000 issues related to computers or other equipment with date-sensitive software and embedded chip systems. If we, or our significant customers, suppliers or other third parties fail to correct year 2000 issues, our ability to operate our businesses could be adversely affected.
        We have completed the assessment, inventory and classification of year 2000 issues on all of our information systems infrastructure and non-technical assets (e.g., plant production equipment). Information systems that were year 2000 deficient have been modified, upgraded or replaced and tested for compliance. Project plans anticipate that all non-technical assets (including production equipment) will be year 2000 compliant by September 1999. Based on assessments and testing to date, we do not expect the financial impact of addressing internal system year 2000 issues will be material to our financial position, results of operations or cash flows. Total costs are estimated to be approximately $26 million, of which about 90 percent has been incurred to date.
        We surveyed significant customers, suppliers and third parties critical to our business operations to determine their year 2000 compliance. Cross-functional planning teams were formed to assess risk and they have developed contingency plans that can be executed readily, in the event that any third party failure disrupts our operations. These contingency plans include identifying and securing alternate suppliers, adjusting manufacturing schedules, stockpiling of materials and equipment, contracting additional staff, procuring backup generators, and other measures considered appropriate by management. Additionally, we have established backup manual procedures similar to procedures already in place for our disaster recovery process.
        Our contingency plans will not guarantee that circumstances beyond our control will not adversely impact our operations. However, these plans will continue to be evaluated and modified through the year 2000 transition period as additional information becomes available.

FORWARD-LOOKING STATEMENTS

Our year 2000 compliance program is an ongoing process, and the risk assessments and timetable previously described are forward-looking statements that are subject to change. In addition, throughout this report to shareholders, we discuss some of our expectations regarding the company's future performance. All of these forward-looking statements are based on our current views and assumptions. Actual results could differ materially from these current expectations, and from historical performance.
        In the case of our year 2000 planning, several factors could cause changes in our risk assessments or project timetable. Those factors include the timely ability to remedy all date-sensitive computer-related assets; the actions of third parties, such as public utilities; and the occurrence of broad-based systemic failures.
        With respect to our expectations for future company performance, actual results could differ as a consequence of numerous factors, including: competitive dynamics in the U.S. ready-to-eat cereal market; our unit volume growth rate and our sales mix; fluctuations in the cost and availability of supply-chain resources; currency rate fluctuations; and the effect of stock market conditions on our share repurchase activity. Our 1999 Form 10-K contains further discussion of these matters.


INDEPENDENT AUDITORS' REPORT

The Stockholders and the Board of Directors of General Mills, Inc.:

We have audited the accompanying consolidated balance sheets of General Mills, Inc. and subsidiaries as of May 30, 1999 and May 31, 1998, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the fiscal years in the three-year period ended May 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of General Mills, Inc. and subsidiaries as of May 30, 1999 and May 31, 1998, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended May 30, 1999 in conformity with generally accepted accounting principles.
        As discussed in Note Three to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," in fiscal 1997.


/s/ KPMG LLP

Minneapolis, Minnesota
June 28, 1999

CONSOLIDATED STATEMENTS OF EARNINGS

In Millions, Except per Share Data,
 Fiscal Year Ended                   May 30, 1999   May 31, 1998   May 25, 1997
--------------------------------------------------------------------------------
Sales                                    $6,246.1       $6,033.0       $5,609.3
Costs and Expenses:
  Cost of sales                           2,593.5        2,537.9        2,474.8
  Selling, general and administrative     2,634.9        2,544.9        2,275.6
  Interest, net                             119.4          117.2          100.5
  Unusual items                              51.6          166.4           48.4
--------------------------------------------------------------------------------
     Total Costs and Expenses             5,399.4        5,366.4        4,899.3
--------------------------------------------------------------------------------
Earnings before Taxes and Earnings
  (Losses) from Joint Ventures              846.7          666.6          710.0
Income Taxes                                304.0          241.9          258.3
Earnings (Losses) from Joint Ventures        (8.2)          (2.9)          (6.3)
--------------------------------------------------------------------------------
Net Earnings                             $  534.5       $  421.8       $  445.4
--------------------------------------------------------------------------------
Earnings per Share - Basic               $   3.49       $   2.67       $   2.82
--------------------------------------------------------------------------------
Average Number of Common Shares             153.2          158.1          158.2
--------------------------------------------------------------------------------
Earnings per Share - Diluted             $   3.40       $   2.60       $   2.76
--------------------------------------------------------------------------------
Average Number of Common Shares
    - Assuming Dilution                     157.3          162.3          161.6
--------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                   [LOGO]

CONSOLIDATED BALANCE SHEETS

In Millions                                       May 30, 1999     May 31, 1998
--------------------------------------------------------------------------------
ASSETS
Current Assets:
        Cash and cash equivalents                     $    3.9         $    6.4
        Receivables, less allowance for doubtful
         Accounts of $4.7 in 1999 and $4.2 in 1998       490.6            395.1
        Inventories                                      426.7            389.7
        Prepaid expenses and other current assets         83.7            107.2
        Deferred income taxes                             97.6            136.9
--------------------------------------------------------------------------------
            Total Current Assets                       1,102.5          1,035.3

Land, Buildings and Equipment at cost, net             1,294.7          1,186.3
Other Assets                                           1,743.5          1,639.8
--------------------------------------------------------------------------------
Total Assets                                          $4,140.7         $3,861.4
--------------------------------------------------------------------------------

LIABILITIES AND EQUITY
Current Liabilities:
        Accounts payable                              $  647.4         $  593.1
        Current portion of long-term debt                 90.5            153.2
        Notes payable                                    524.4            264.1
        Accrued taxes                                    135.0            148.5
        Accrued payroll                                  138.6            129.7
        Other current liabilities                        164.4            155.1
--------------------------------------------------------------------------------
            Total Current Liabilities                  1,700.3          1,443.7

Long-term Debt                                         1,702.4          1,640.4
Deferred Income Taxes                                    288.9            284.8
Deferred Income Taxes - Tax Leases                       111.3            129.1
Other Liabilities                                        173.6            173.2
--------------------------------------------------------------------------------
            Total Liabilities                          3,976.5          3,671.2
--------------------------------------------------------------------------------

Stockholders' Equity:
        Cumulative preference stock, none issued             -                -
        Common stock, 204.2 shares issued                657.9            619.6
        Retained earnings                              1,827.4          1,622.8
        Less common stock in treasury, at cost,
           shares of 52.2 in 1999 and 49.4 in 1998    (2,195.3)        (1,935.7)
        Unearned compensation                            (68.9)           (75.4)
        Accumulated other comprehensive income           (56.9)           (41.1)
            Total Stockholders' Equity                   164.2            190.2
--------------------------------------------------------------------------------

Total Liabilities and Equity                          $4,140.7         $3,861.4
--------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                                                         [LOGO]

CONSOLIDATED STATEMENTS OF CASH FLOWS

In Millions, Fiscal Year Ended                        May 30, 1999  May 31, 1998  May 25, 1997
-----------------------------------------------------------------------------------------------
Cash Flows - Operating Activities:
     Net earnings                                          $ 534.5       $ 421.8       $ 445.4
     Adjustments to reconcile net earnings
        to cash flow:
         Depreciation and amortization                       194.2         194.9         182.8
         Deferred income taxes                                42.0         (29.3)         20.9
         Change in current assets and liabilities,
           net of effects from businesses acquired           (93.3)         54.5         (86.4)
         Unusual items                                        51.6         166.4          48.4
         Other, net                                          (38.9)        (33.0)        (17.0)
-----------------------------------------------------------------------------------------------
     Cash provided by continuing operations                  690.1         775.3         594.1
     Cash used by discontinued operations                     (3.9)         (5.8)         (6.8)
-----------------------------------------------------------------------------------------------
       Net Cash Provided by Operating Activities             686.2         769.5         587.3
-----------------------------------------------------------------------------------------------
Cash Flows - Investment Activities:
     Purchases of land, buildings and equipment             (280.9)       (183.6)       (162.5)
     Investments in businesses, intangibles and affiliates,
         net of investment returns and dividends            (151.5)         (9.5)        (42.0)
     Purchases of marketable securities                      (11.5)        (10.6)         (8.0)
     Proceeds from sale of marketable securities              19.2          40.3          47.7
     Proceeds from disposal of land, buildings
         and equipment                                        11.8           2.1           2.6
     Proceeds from disposition of businesses                     -             -           6.5
     Other, net                                               38.0         (42.0)        (29.9)
        Net Cash Used by Investment Activities              (374.9)       (203.3)       (185.6)
-----------------------------------------------------------------------------------------------
Cash Flows - Financing Activities:
     Change in notes payable                                 260.0          63.9         312.7
     Issuance of long-term debt                              208.6         286.6          76.2
     Payment of long-term debt                              (194.8)       (151.6)       (167.0)
     Common stock issued                                      92.8          92.5          60.5
     Purchases of common stock for treasury                 (340.7)       (524.9)       (361.8)
     Dividends paid                                         (331.4)       (336.3)       (320.7)
     Other, net                                               (8.3)         (2.8)         (9.4)
-----------------------------------------------------------------------------------------------
        Net Cash Used by Financing Activities               (313.8)       (572.6)       (409.5)
-----------------------------------------------------------------------------------------------
(Decrease) in Cash and Cash Equivalents                       (2.5)         (6.4)         (7.8)
Cash and Cash Equivalents - Beginning of Year                  6.4          12.8          20.6
-----------------------------------------------------------------------------------------------
Cash and Cash Equivalents - End of Year                    $   3.9       $   6.4       $  12.8
-----------------------------------------------------------------------------------------------
Cash Flow from Changes in
  Current Assets and Liabilities:
     Receivables                                           $ (82.7)      $  23.7       $ (80.0)
     Inventories                                             (28.7)        (26.4)         45.0
     Prepaid expenses and other current assets                 9.2           1.6           2.5
     Accounts payable                                         44.7           4.0         (27.8)
     Other current liabilities                               (35.8)         51.6         (26.1)
-----------------------------------------------------------------------------------------------
Change in Current Assets and Liabilities                   $ (93.3)      $  54.5       $ (86.4)
-----------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                                                        [LOGO]

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                  $.10 Par Value Common Stock
                                                (One Billion Shares Authorized)
                                               ---------------------------------                              Accumulated
                                                   Issued           Treasury                                        Other
                                               ---------------------------------   Retained      Unearned   Comprehensive
In Millions, Except per Share Data             Shares  Amount   Shares   Amount    Earnings  Compensation          Income     Total
------------------------------------------------------------------------------------------------------------------------------------
Balance at May 26, 1996                        204.2   $384.3   (45.2)  $(1,367.4) $1,408.6        $(85.2)         $(32.6)   $307.7
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
 Net earnings                                                                         445.4                                   445.4
 Other comprehensive income, net of tax:
   Unrealized losses on available-for-sale
    securities, net of reclassification
    of $.4                                                                                                            (.1)      (.1)
   Foreign currency translation, net of
    reclassification of $(6.1)                                                                                       (2.3)     (2.3)
   Minimum pension liability adjustment                                                                              (1.9)     (1.9)
------------------------------------------------------------------------------------------------------------------------------------
 Other comprehensive income                                                                                          (4.3)     (4.3)
                                                                                                                      -------------
Total comprehensive income                                                                                                    441.1
------------------------------------------------------------------------------------------------------------------------------------
Cash dividends declared ($2.03
  per share), net of income
  taxes of $2.1                                                                      (318.6)                                 (318.6)
Shares issued in acquisition                     -      181.4     5.4       173.0                                             354.4
Stock compensation plans (includes
  income tax benefits of $25.6)                  -        9.3     1.7        57.4                                              66.7
Shares purchased                                                 (6.2)     (368.0)                                           (368.0)
Put and call option premium/
  settlements, net                               -        3.0     -           3.1                                               6.1
Unearned compensation related to
  restricted stock awards                                                                            (7.9)                     (7.9)
Earned compensation and other                                                                        13.1                      13.1
------------------------------------------------------------------------------------------------------------------------------------
Balance at May 25, 1997                        204.2   $578.0   (44.3)  $(1,501.9) $1,535.4        $(80.0)         $(36.9)   $494.6
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive Income:
 Net earnings                                                                         421.8                                   421.8
 Other comprehensive income, net of tax:
  Unrealized gains on available-for-sale
   securities, net of reclassification of $.1                                                                         8.2       8.2
  Foreign currency translation                                                                                       (9.5)     (9.5)
  Minimum pension liability adjustment                                                                               (2.9)     (2.9)
------------------------------------------------------------------------------------------------------------------------------------
 Other comprehensive income                                                                                          (4.2)     (4.2)
                                                                                                                     ---------------
Total comprehensive income                                                                                                    417.6
------------------------------------------------------------------------------------------------------------------------------------
Cash dividends declared ($2.12
  per share), net of income
  taxes of $1.9                                                                      (334.4)                                 (334.4)
Stock compensation plans (includes
  income tax benefits of $39.2)                  -       29.3     2.4        83.9                                             113.2
Shares purchased                                                 (7.5)     (518.7)                                           (518.7)
Put and call option premium/
  settlements, net                               -       12.3     -           1.0                                              13.3
Unearned compensation related to
  restricted stock awards                                                                            (7.3)                     (7.3)
Earned compensation and other                                                                        11.9                      11.9
------------------------------------------------------------------------------------------------------------------------------------
Balance at May 31, 1998                        204.2   $619.6   (49.4)  $(1,935.7) $1,622.8        $(75.4)         $(41.1)   $190.2
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive Income:
 Net earnings                                                                         534.5                                   534.5
 Other comprehensive income, net of tax:
  Unrealized losses on available-for-sale
   securities, net of reclassification
   of $.5                                                                                                            (3.2)     (3.2)
  Foreign currency translation                                                                                      (11.0)    (11.0)
  Minimum pension liability adjustment                                                                               (1.6)     (1.6)
------------------------------------------------------------------------------------------------------------------------------------
 Other comprehensive income                                                                                         (15.8)    (15.8)
                                                                                                                    ----------------
Total comprehensive income                                                                                                    518.7
------------------------------------------------------------------------------------------------------------------------------------
Cash dividends declared ($2.16
  per share), net of income
  taxes of $1.5                                                                      (329.9)                                 (329.9)
Stock compensation plans (includes
  income tax benefits of $33.6)                  -       29.8     1.9        77.3                                             107.1
Shares purchased                                                 (4.7)     (340.7)                                           (340.7)
Put and call option premium/
  settlements, net                               -        8.5     -           3.8                                              12.3
Unearned compensation related to
  restricted stock awards                                                                            (9.6)                     (9.6)
Earned compensation and other                                                                        16.1                      16.1
------------------------------------------------------------------------------------------------------------------------------------
Balance at May 30, 1999                        204.2   $657.9   (52.2)  $(2,195.3) $1,827.4        $(68.9)         $(56.9)   $164.2
------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of the Consolidated Financial Statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain prior years' amounts have been reclassified to conform with the current year presentation.
        (A) PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the following domestic and foreign operations: parent company and 100% owned subsidiaries, and General Mills' investment in and share of net earnings or losses of 20-50% owned companies, which are recorded on an equity basis.
        Our fiscal year ends on the last Sunday in May. Years 1999 and 1997 each consisted of 52 weeks and 1998 consisted of 53 weeks.
        (B) LAND, BUILDINGS, EQUIPMENT AND DEPRECIATION - Buildings and equipment are depreciated over estimated useful lives, primarily using the straight-line method. Buildings are usually depreciated over 40 to 50 years and equipment over three to 15 years. The charges for 1999, 1998 and 1997 were $171.6 million, $171.5 million and $168.6 million, respectively. Accelerated depreciation methods are generally used for income tax purposes. When an item is sold or retired, the accounts are relieved of its cost and related accumulated depreciation; the resulting gains and losses, if any, are recognized.
        (C) INVENTORIES - Inventories are valued at the lower of cost or market. Certain domestic inventories are valued using the LIFO method, while other inventories are generally valued using the FIFO method.
        (D) INTANGIBLE ASSETS - Goodwill represents the difference between the purchase price of acquired companies and the related fair value of net assets acquired and accounted for by the purchase method of accounting. Goodwill is amortized on a straight-line basis over 40 years or less. Intangible assets include an amount that offsets a minimum liability recorded for a pension plan with assets less than accumulated benefits. The costs of patents, copyrights and other intangible assets are amortized evenly over their estimated useful lives.
        (E) RECOVERABILITY OF LONG-LIVED ASSETS - We review long-lived assets, including identifiable intangibles and associated goodwill, for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is deemed impaired and written down to its fair value if estimated related future cash flows are less than its carrying amount.
        (F) FOREIGN CURRENCY TRANSLATION - For most foreign operations, local currencies are considered the functional currency. Assets and liabilities are translated using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates prevailing throughout the period. Translation effects are classified within Accumulated Other Comprehensive Income in Stockholders' Equity.
        (G) FINANCIAL INSTRUMENTS - See Note Seven for a description of our accounting policies related to financial instruments.
        (H) RESEARCH AND DEVELOPMENT - All expenditures for research and development are charged against earnings in the year incurred. The charges for 1999, 1998 and 1997 were $70.0 million, $66.3 million and $61.4 million, respectively.
        (I) ADVERTISING COSTS - Advertising expense (including production and communication costs) for 1999, 1998 and 1997 was $348.3 million, $366.1 million and $306.5 million, respectively. Prepaid advertising costs (including syndication properties) of $21.9 million and $25.5 million were reported as assets at May 30, 1999 and May 31, 1998, respectively. We expense the production costs of advertising the first time that the advertising takes place.
        (J) STOCK-BASED COMPENSATION - We use the "intrinsic value-based method" for measuring the cost of compensation paid in Company common stock. This method defines our cost as the excess of the stock's market value at the time of the grant over the amount that the employee is required to pay. Our stock option plans require that the employee's payment (i.e., exercise price) be the market value as of the grant date.
        (K) EARNINGS PER SHARE - Basic EPS is computed by dividing net earnings by the weighted average number of common shares outstanding. Diluted EPS includes the effect of all dilutive potential common shares (primarily related to stock options).
        (L) STATEMENTS OF CASH FLOWS - For purposes of the statement of cash flows, we consider all investments purchased with an original maturity of three months or less to be cash equivalents.
        (M) NEW ACCOUNTING RULES - During 1999, we adopted SFAS No. 130, "Reporting Comprehensive Income," SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," and SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." These standards revised related disclosures, but their adoption had no impact on our financial position, results of operations or cash flows.
        We adopted the American Institute of Certified Public Accountants Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 did not have a material impact on our financial position, results of operations or cash flows.
        During 1999, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 will be effective for us in our fiscal 2002 and we are assessing its impact on our financial statements.

2. ACQUISITIONS

On January 15, 1999, we acquired Lloyd's Barbeque Company, St. Paul, Minnesota, a producer of refrigerated entrees. On February 10, 1999, we acquired Farmhouse Foods Company, Union City, California, a West Coast marketer of rice and pasta side-dish mixes. The aggregate purchase price of these acquisitions, both of which were accounted for using the purchase method, totaled approximately $130 million. Goodwill of $113 million associated with these acquisitions is being amortized on a straight-line basis over 40 years. The results of the acquired businesses have been included in the consolidated financial statements since their respective acquisition dates. Our fiscal 1999 financial results would not have been materially different if we had made these acquisitions at the beginning of the fiscal year.
        On January 31, 1997, we acquired the branded ready-to-eat cereal and snack mix businesses of Ralcorp Holdings, Inc., including the CHEX and COOKIE CRISP brands. This acquisition included a Cincinnati, Ohio, manufacturing facility, and trademark and technology rights for the branded products in the Americas. The purchase price of $570 million involved the issuance of about $355 million in General Mills common stock (approximately 5.4 million shares) to Ralcorp shareholders and the assumption of about $215 million of Ralcorp public debt and accrued interest. This acquisition was accounted for using the purchase method of accounting. Goodwill of approximately $550 million is being amortized on a straight-line basis over 40 years. The results of the acquired businesses have been included in the consolidated financial statements since the acquisition date.

3. UNUSUAL ITEMS

In 1999, we recorded restructuring charges of $51.6 million pretax, $32.3 million after tax ($.21 per diluted share), primarily related to streamlining manufacturing and distribution activities. These supply chain actions included consolidating manufacturing of certain products into fewer locations, and consolidating warehouse, distribution and sales activities across our packaged food, foodservice and milling operations. In addition, the 1999 charge included our share of restructuring costs for the Snack Ventures Europe (SVE) joint venture with PepsiCo to improve its manufacturing cost structure. Slightly more than half of the total charge reflects write-down of assets; the remaining cash portion is primarily related to severance and asset redeployment expenses. These restructuring activities will be substantially completed at the end of fiscal 2000. At May 30, 1999, there was a remaining reserve of $30.5 million.
        In 1998, we recorded a net charge of $166.4 million pre-tax, $100.2 million after tax ($.62 per diluted share). The charge was primarily related to shutting down one cereal system at our Lodi, California, facility and closing our two smallest cereal plants based in Chicago, Illinois, and Etobicoke, Ontario. In addition, our SVE joint venture recorded restructuring charges primarily related to production consolidation. We also recorded charges associated with restructuring our sales regions and our trade and promotion organization. These charges were partially offset by an insurance settlement from one of our carriers related to costs incurred in fiscal 1995 and 1996 (charged against fiscal 1994) from the improper use of a pesticide by an independent contractor in treating some of the Company's oat supplies. The net charge included approximately $147 million in non-cash items primarily related to asset write-offs and approximately $19 million of net cash outflows, primarily related to disposal of assets, severance costs and the receipt of an insurance settlement. These restructuring activities were substantially completed in fiscal 1999 and there has been no adjustment to the original reserve. At May 30, 1999, there was a remaining reserve of $14.1 million.
        In 1997, we adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The initial, non-cash charge upon adoption of SFAS No. 121 was $48.4 million pre-tax, $29.2 million after tax ($.18 per diluted share). The charge represented a reduction in the carrying amounts of certain impaired assets to their estimated fair value, determined on the basis of estimated cash flows or net realizable value. The impairments related to assets not currently in use, assets significantly underutilized and assets with limited planned future use.

                                  [LOGO]

4. INVESTMENTS IN JOINT VENTURES

We have a 50% equity interest in Cereal Partners Worldwide (CPW), our joint venture with Nestle that manufactures and markets ready-to-eat cereals outside North America. We have a 40.5% equity interest in Snack Ventures Europe, our joint venture with PepsiCo that manufactures and markets snack foods in continental Europe. In late fiscal 1999, decisions were made to end the International Dessert Partners (IDP) joint venture with Bestfoods for baking mixes and desserts in Latin America, and the snack joint venture in China with Want Want Holdings Ltd., called Tong Want, which had not yet begun operating. These decisions will not have a material impact on our financial position, results of operations or cash flows.
        The joint ventures are reflected in our financial statements on an equity accounting basis. We record our share of the earnings or (losses) of these joint ventures. (The table that follows in this note reflects the joint ventures on a 100% basis.) We also receive royalty income from these joint ventures, incur various expenses (primarily research and development), and record the tax impact of certain of the joint venture operations that are structured as partnerships. Including all these factors, and excluding the impact of fiscal 1999 and 1998 SVE restructuring charges, which are included in unusual items, the effect on our net income related to the joint ventures was a charge of $8.2 million, $2.9 million and $6.3 million in 1999, 1998 and 1997, respectively.
        Our cumulative investment in these joint ventures (including our share of earnings and losses) was $189.4 million, $214.3 million and $234.6 million at the end of 1999, 1998 and 1997, respectively. We made aggregate investments in the joint ventures of $18.3 million, $6.8 million (net of a $20.9 million loan repayment) and $46.5 million in 1999, 1998 and 1997, respectively. We received aggregate dividends from the joint ventures of $1.6 million, $.9 million and $7.5 million in 1999, 1998 and 1997, respectively.
        Summary combined financial information for the joint ventures on a 100% basis follows. Since we record our share of CPW and IDP results on a two-month lag, their information is included as of and for the 12 months ended March 31. The SVE information is consistent with our May year-end.

COMBINED FINANCIAL INFORMATION -
JOINT VENTURES - 100% BASIS

In Millions, Fiscal Year ..........          1999           1998           1997
--------------------------------------------------------------------------------
Sales .............................    $  1,833.5     $  1,732.5     $  1,627.6
Gross Profit ......................         981.8          907.7          843.5
Earnings (losses)
  before Taxes ....................         (13.2)          20.1           (7.3)
Earnings (losses)
  after Taxes .....................         (35.0)          (6.3)         (24.7)
================================================================================

In Millions ..................................    May 30, 1999     May 31, 1998
--------------------------------------------------------------------------------
Current Assets ...............................    $  473.8         $  432.4
Non-current Assets ...........................       738.1            675.6
Current Liabilities ..........................       703.6            609.0
Non-current Liabilities ......................        36.2             47.6
================================================================================

        Our  proportionate  share of the sales of the joint  ventures was $826.3
million,   $780.7  million  and  $728.2   million  for  1999,   1998  and  1997,
respectively.

5. BALANCE SHEET INFORMATION

The components of certain balance sheet accounts are as follows:

In Millions ..................................     May 30, 1999     May 31, 1998
--------------------------------------------------------------------------------
Land, Buildings and Equipment:
   Land ......................................     $     16.0       $     17.8
   Buildings .................................          542.3            539.9
   Equipment .................................        1,912.5          1,790.4
   Construction in progress ..................          248.1            140.9
--------------------------------------------------------------------------------
      Total land, buildings
          and equipment ......................        2,718.9          2,489.0
   Less accumulated
      depreciation ...........................       (1,424.2)        (1,302.7)
--------------------------------------------------------------------------------
      Net land, buildings
          and equipment ......................     $  1,294.7       $  1,186.3
================================================================================
Other Assets:
   Prepaid pension ...........................     $    528.1       $    471.8
   Marketable securities,
       at market .............................          144.6            142.1
   Investments in and
       advances to affiliates ................          180.8            201.9
   Net intangible assets,
       primarily goodwill ....................          722.0            630.4
   Miscellaneous .............................          168.0            193.6
--------------------------------------------------------------------------------
         Total other assets ..................     $  1,743.5       $  1,639.8
================================================================================

        Accumulated amortization included in net intangible assets was $85.1 million and $62.7 million at May 30, 1999, and May 31, 1998, respectively.

        As of May 30,  1999,  a  comparison  of cost and  market  values  of our
marketable   securities  (all  of  which  are  debt  securities  and  considered available-for-sale) was as follows:

                                     Market     Gross      Gross
In Millions                 Cost      Value      Gain       Loss
----------------------------------------------------------------
Total marketable
  securities               $96.5     $144.6     $48.1       $--
================================================================

        Realized gains from sales of marketable securities were $.9 million, $.1 million and $.6 million in 1999, 1998 and 1997, respectively. In addition, realized losses from purchases of our related debt (see Note Nine) were $.8 million and $.9 million in 1999 and 1997, respectively. The aggregate unrealized gains and losses on available-for-sale securities, net of tax effects, are classified in Accumulated Other Comprehensive Income within Stockholders' Equity.
        Scheduled maturities of our marketable securities are as follows:

In Millions ...................................          Cost      Market Value
-------------------------------------------------------------------------------
Under one year (current) ......................         $  --           $   --
From 1 to 3 years .............................           1.9              1.9
From 4 to 7 years .............................          34.4             47.0
Over 7 years ..................................          60.2             95.7
-------------------------------------------------------------------------------
      Totals ..................................         $96.5           $144.6
===============================================================================

6. INVENTORIES

The components of inventories are as follows:

In Millions ..................................     May 30, 1999     May 31, 1998
--------------------------------------------------------------------------------
Raw materials, work in
      process and supplies ...................      $  100.8         $   83.3
Finished goods ...............................         286.2            262.5
Grain 73.7 ...................................          83.0
Reserve for LIFO
      valuation method .......................         (34.0)           (39.1)
--------------------------------------------------------------------------------
      Total inventories ......................      $  426.7         $  389.7
================================================================================

        At May 30, 1999 and May 31, 1998, respectively, inventories of $254.5 million and $221.4 million were valued at LIFO. The impact of LIFO accounting increased 1999, 1998 and 1997 earnings by $.02, $.03 and $.03 per diluted share, respectively.

7. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

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

                                        May 30, 1999            May 31, 1998
--------------------------------------------------------------------------------
                                    Carrying       Fair    Carrying        Fair
In Millions                           Amount      Value      Amount       Value
--------------------------------------------------------------------------------
Assets:
     Cash and
        cash equivalents ........   $    3.9   $    3.9    $    6.4    $    6.4
     Receivables ................      490.6      490.6       395.1       395.1
     Marketable securities ......      144.6      144.6       156.8       156.8
Liabilities:
     Accounts payable ...........      647.4      647.4       593.1       593.1
     Debt .......................    2,317.3    2,406.6     2,057.7     2,180.1
Derivatives relating to:
     Marketable securities ......         --         --         (.1)        (.1)
     Debt .......................         --       26.6          --        19.2
     Commodities ................         --       (3.2)         --         (.4)
     Foreign currencies .........         --        (.4)         --         1.0
================================================================================

        Each derivative transaction we enter into is designated at inception as a hedge of risks associated with specific assets, liabilities or future commitments and is monitored to determine if it remains an effective hedge. The effectiveness of the derivative as a hedge is based on changes in its market value or cash flows being highly correlated with changes in market value or cash flows of the underlying hedged item. We do not enter into or hold derivatives for trading or speculative purposes.
        We use derivative instruments to reduce financial risk in three areas: interest rates, foreign currency and commodities. The notional amounts of derivatives do not represent actual amounts exchanged by the parties and, thus, are not a measure of the exposure of the Company through its use of derivatives. We enter into interest rate swap, foreign exchange, and commodity swap agreements with a diversified group of highly rated financial institutions. Commodity futures transactions are entered into through various regulated exchanges. These transactions expose the Company to credit risk to the extent that the instruments have a positive fair value, but we do not anticipate any losses. The Company does not have a significant concentration of risk with any single party or group of parties in any of its financial instruments.

                                     [LOGO]

        (1) INTEREST RATE RISK MANAGEMENT - We use interest rate swaps to hedge and/or lower financing costs, to adjust our floating- and fixed-rate debt positions, and to lock in a positive interest rate spread between certain assets and liabilities. An interest rate swap used in conjunction with a debt financing may allow the Company to create fixed- or floating-rate financing at a lower cost than with stand-alone financing. Generally, under interest rate swaps, the Company agrees with a counterparty to exchange the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount.
        The following table indicates the types of swaps used to hedge various assets and liabilities, and their weighted average interest rates. Average variable rates are based on rates as of the end of the reporting period. The swap contracts mature during time periods ranging from 2000 to 2023.

                                         May 30, 1999           May 31, 1998
--------------------------------------------------------------------------------
Dollars in Millions                   Asset   Liability      Asset     Liability
--------------------------------------------------------------------------------
Pay floating swaps -
   notional amount ................      -      $ 70.0          --       $118.3
     Average receive rate .........      -         6.1%         --          5.9%
     Average pay rate .............      -         4.8%         --          5.4%
Pay fixed swaps -
   notional amount ................      -      $216.5       $14.3       $116.5
     Average receive rate .........      -         4.9%        5.5%         5.6%
     Average pay rate .............      -         5.2%        7.1%         5.8%
================================================================================

        The interest rate differential on interest rate swaps used to hedge existing assets and liabilities is recognized as an adjustment of interest expense or income over the term of the agreement.
        The Company uses interest rate options and cap agreements primarily to reduce the impact of interest rate changes on its floating-rate debt, as well as to hedge the value of call options contained in long-term debt issued by the Company in earlier periods. In return for an upfront payment, an interest rate swap option grants the purchaser the right to receive (pay) the fixed rate interest amount in an interest rate swap. In return for an upfront payment, a cap agreement entitles the purchaser to receive the amount, if any, by which an agreed upon floating rate index exceeds the cap interest rate. At May 30, 1999, we had no interest rate options outstanding.
        (2) FOREIGN-CURRENCY EXPOSURE - We are exposed to potential losses from foreign currency fluctuations affecting net investments and earnings denominated in foreign currencies. We selectively hedge the potential effect of these foreign currency fluctuations related to operating activities and net investments in foreign operations by entering into foreign exchange contracts with highly rated financial institutions. Realized and unrealized gains and losses on hedges of firm commitments are included in the cost basis of the asset being hedged and are recognized as the asset is expensed through cost of goods sold or depreciation. Realized and unrealized gains and losses on contracts that hedge other operating activities are recognized currently in net earnings. Realized and unrealized gains and losses on contracts that hedge net investments are recognized in Accumulated Other Comprehensive Income in Stockholders' Equity.
        The components of our net balance sheet exposure by geographic region are as follows:

In Millions                  May 30, 1999   May 31, 1998
--------------------------------------------------------
Europe                             $130.9         $140.1
North/South America                  28.5           28.5
Asia                                  1.0            1.5
--------------------------------------------------------
     Total exposure                $160.4         $170.1
========================================================

        At May 30, 1999, we had forward and option contracts maturing in 2000 to sell $83.4 million of foreign currencies. The fair value of these contracts is based on third-party quotes and was immaterial at May 30, 1999.
        (3)  COMMODITIES  - The  Company  uses an  integrated  set of  financial instruments in its commodity purchasing cycle, including purchase orders, noncancelable contracts, futures contracts, futures options and swaps. Except as described below, these instruments are all used to manage purchase prices and inventory values as practical for the Company's production needs. All futures contracts and futures options are exchange-based instruments with ready liquidity and determinable market values. Unrealized gains and losses are recorded monthly and deferred until the production flows through cost of goods sold. The net gains and losses deferred and expensed are immaterial. At May 30, 1999 and May 31, 1998, the aggregate fair value of our ingredient and energy derivatives position was $153.0 million and $156.7 million, respectively.

                                     [LOGO]

        The Company also has a grain-merchandising operation, which uses cash contracts, futures contracts and futures options. All futures contracts and futures options are exchange-based instruments with ready liquidity and determinable market values. Neither results of operations nor the year-end positions from our grain-merchandising operations was material to the Company's overall results.

8. NOTES PAYABLE

The components of notes payable and their respective weighted average interest rates at the end of the periods are as follows:

                                            May 30, 1999          May 31, 1998
-------------------------------------------------------------------------------
                                                 Weighted              Weighted
                                                  Average               Average
                                         Notes   Interest      Notes   Interest
Dollars in Millions                    Payable       Rate    Payable       Rate
-------------------------------------------------------------------------------
U.S. commercial paper .............    $ 652.9        4.9%   $ 428.2       5.5%
Canadian commercial
  paper ...........................       22.8        4.6       20.4       5.0
Euro commercial paper .............      158.9        4.0         --        --
Financial institutions ............      169.8        4.8      295.5       5.2
Amounts reclassified
   to long-term debt ..............     (480.0)        --     (480.0)       --
-------------------------------------------------------------------------------
       Total notes payable ........    $ 524.4                $ 264.1
===============================================================================

        See Note Seven for a description of related interest rate derivative instruments.
       To ensure availability of funds, we maintain bank credit lines sufficient to cover our outstanding short-term borrowings. As of May 30, 1999, we had $755.0 million fee-paid lines and $63.5 million uncommitted, no-fee lines available in the U.S. and Canada. In addition, we had foreign no-fee lines of $66.8 million, all of which are unused.
        We have a revolving credit agreement expiring in January 2002 covering the fee-paid credit lines that provides us with the ability to refinance short-term borrowings on a long-term basis; accordingly, a portion of our notes payable has been reclassified to long-term debt.

9. LONG-TERM DEBT

In Millions                                      May 30, 1999     May 31, 1998
------------------------------------------------------------------------------
Medium-term notes, 4.7% to
    9.1%, due 1999 to 2078 ...................    $  1,005.6       $    997.6
Zero coupon notes, yield 11.1%,
    $273.8 due August 15, 2013 ...............          59.4             54.3
8.2% ESOP loan guaranty,
    due through June 30, 2007 ................          49.0             57.7
7.0% notes due
    September 15, 2004 .......................         160.9            163.0
Zero coupon notes, yield 11.7%,
    $63.4 due August 15, 2004 ................          35.1             31.8
Notes payable, reclassified ..................         480.0            480.0
Other ........................................           2.9              9.2
------------------------------------------------------------------------------
                                                     1,792.9          1,793.6
Less amounts due within
    one year .................................         (90.5)          (153.2)
------------------------------------------------------------------------------
      Total long-term debt ...................    $  1,702.4       $  1,640.4
==============================================================================

See  Note  Seven  for  a  description  of  related   interest  rate   derivative
instruments.
        As of May 30, 1999, our debt shelf registration permits the issuance of up to $782.0 million net proceeds in unsecured debt securities to reduce short-term debt and for other general corporate purposes, and includes a medium-term note program that allows us to issue debt quickly for selected amounts, rates and maturities.
        In 1999, we issued $199.7 million of debt under our medium-term note program with maturities varying from five to 80 years and interest rates from 4.7% to 6.3%. In 1998, $268.0 million of debt was issued under this program with maturities from one to 25 years and interest rates from 5.1% to 5.8%.
        The Company has guaranteed the debt of the Employee Stock Ownership Plan; therefore, the loan is reflected on our consolidated balance sheets as long-term debt with a related offset in Unearned Compensation in Stockholders' Equity.
        The sinking fund and principal payments due on long-term debt are (in millions) $90.5, $62.8, $47.9, $96.6 and $81.2 in 2000, 2001, 2002, 2003 and
2004, respectively. The notes payable that are reclassified under our revolving credit agreement are not included in these principal payments.
        Our marketable securities (see Note Five) include zero coupon U.S. Treasury securities. These investments are intended to provide the funds for the payment of principal and interest for the zero coupon notes due August 15, 2004, and 2013.

                                     [LOGO]

10. STOCKHOLDERS' EQUITY

Cumulative preference stock of 5.0 million shares, without par value, is authorized but unissued.
     We have a shareholder rights plan that entitles each outstanding share of common stock to one right. Each right entitles the holder to purchase one one-hundredth of a share of cumulative preference stock (or, in certain circumstances, common stock or other securities), exercisable upon the occurrence of certain events. The rights are not transferable apart from the common stock until a person or group has acquired 20 percent or more, or makes a tender offer for 20 percent or more, of the common stock, in which case each right will entitle the holder (other than the acquirer) to receive, upon exercise, common stock of either the Company or the acquiring company having a market value equal to two times the exercise price of the right. The initial exercise price is $240 per right. The rights are redeemable by the Board at any time prior to the acquisition of 20 percent or more of the outstanding common stock. The rights expire on February 1, 2006. At May 30, 1999, there were 152.0 million rights issued and outstanding.
        The Board of Directors has authorized the repurchase, from time to time, of common stock for our treasury, provided that the number of shares held in treasury shall not exceed 60.0 million.
        Through private transactions in fiscal 1999 and 1998 that are a part of our stock repurchase program, we issued put options and purchased call options related to our common stock. In 1999 and 1998, we issued put options for 8.5 million and 6.8 million shares for $25.8 million and $12.7 million in premiums paid to the Company, respectively. As of May 30, 1999, put options for 4.8 million shares remain outstanding at exercise prices ranging from $74.00 to $80.25 per share with exercise dates from June 4, 1999 to May 15, 2000. In 1999, we purchased call options for 2.0 million shares for $11.5 million in premiums paid by the Company. As of May 30, 1999, call options for 2.0 million shares remain outstanding at exercise prices ranging from $62.38 to $85.50 per share with exercise dates from September 10, 1999 to August 15, 2000.
        The following table provides detail of activity within Accumulated Other Comprehensive Income in Stockholders' Equity:

                                                          Minimum    Accumulated
                               Foreign    Unrealized      Pension          Other
                              Currency       Gain on    Liability  Comprehensive
In Millions                      Items    Securities   Adjustment         Income
--------------------------------------------------------------------------------
Balance
    May 26, 1996               $(56.6)        $24.8        $ (.8)        $(32.6)
--------------------------------------------------------------------------------
Pre-tax change                   (2.3)          (.2)        (3.2)          (5.7)
Tax benefit                                      .1          1.3            1.4
Balance,
    May 25, 1997                (58.9)         24.7         (2.7)         (36.9)
--------------------------------------------------------------------------------
Pre-tax change                   (9.5)         13.4         (4.8)           (.9)
Tax (expense)
    benefit                                    (5.2)         1.9           (3.3)
Balance,
    May 31, 1998                (68.4)         32.9         (5.6)         (41.1)
--------------------------------------------------------------------------------
Pre-tax change                  (12.2)         (5.3)        (2.6)         (20.1)
Tax benefit                       1.2           2.1          1.0            4.3
--------------------------------------------------------------------------------
 May 30, 1999                  $(79.4)        $29.7        $(7.2)        $(56.9)
================================================================================

11. STOCK PLANS

A total of 10,595,205 shares (including 6,700,000 shares for senior management options, 3,755,168 shares for salary replacement options, and 140,037 shares for non-employee directors) are available for grants under our 1995 salary replacement, 1996 director and 1998 senior management stock plans through September 30, 2000, September 30, 2001, and October 1, 2003, respectively. An additional 1,670,350 shares, (including up to 403,700 shares of restricted stock) are available for grants under the 1998 employee plan, which has no specified duration. Under the 1998 senior management and employee plans, shares available for grant are reduced by shares issued, net of shares surrendered to the Company in stock-for-stock exercises. Options may be granted only at a price 100 percent of the fair market value on the date of grant. Options now outstanding include some granted under the 1988, 1990 and 1993 option plans, under which no further rights may be granted. All options expire within 10 years and one month after the date of grant. The stock plans provide for full vesting of options upon completion of specified service periods, or in the event there is a change of control.

                                     [LOGO]

        Stock subject to a restricted period and a purchase price, if any (as determined by the Compensation Committee of the Board of Directors), may be granted to key employees under the 1998 employee plan and, up to 25 percent of the value of cash incentive awards, through the Executive Incentive Plan. Most restricted stock awards require the employee to deposit personally owned shares (on a one-for-one basis) with the Company during the restricted period. The 1996 plan allows each non-employee director to annually elect to receive either 500 shares of stock restricted for one year or 500 restricted stock units convertible to common stock at a date of the director's choosing following his or her one-year term. The 1990 plan also allowed grants of restricted stock to directors. In 1999, 1998 and 1997, grants of 150,972, 128,466 and 176,955 shares of restricted stock or units were made with weighted average values at grant of $67.06, $65.59 and $59.29 per share, respectively. On May 30, 1999, a total of 484,939 restricted shares and units were outstanding under all plans.
        The 1988 plan permitted the granting of performance units corresponding to stock options granted. The value of performance units was determined by return on equity and growth in earnings per share measured against preset goals over three-year performance periods. For seven years after a performance period, holders may elect to receive the value of performance units (with interest) as an alternative to exercising corresponding stock options. On May 30, 1999, there were 630,132 options outstanding with corresponding performance unit accounts. The value of these options exceeded the value of the performance unit accounts.

        The following table contains information on stock option activity:

                                          Weighted                    Weighted
                                           Average                     Average
                                          Exercise                    Exercise
                               Options       Price       Options         Price
                           Exercisable   per Share   Outstanding     per Share
------------------------------------------------------------------------------
Balance at
    May 26, 1996 ........   11,315,131      $37.70    23,593,232     $   44.46
    Granted .............                              3,973,277         59.33
    Exercised ...........                             (2,335,956)        31.74
    Expired .............                               (429,898)        51.84
------------------------------------------------------------------------------
Balance at
    May 25, 1997 ........   11,949,600       42.53    24,800,655         47.91
    Granted .............                              3,185,783         73.10
    Exercised ...........                             (2,730,311)        31.92
    Expired .............                               (236,524)        52.51
------------------------------------------------------------------------------
Balance at
    May 31, 1998 ........   12,044,170       47.63    25,019,603         52.82
    Granted .............                              4,076,004         69.28
    Exercised ...........                             (2,186,620)        39.63
    Expired .............                               (371,065)        58.91
------------------------------------------------------------------------------
 Balance at
 May 30, 1999 ...........   12,116,034      $50.10    26,537,922     $   56.35
==============================================================================

    The following table provides information regarding options exercisable and outstanding as of May 30, 1999:

                             Weighted                  Weighted        Weighted
Range of                      Average                   Average         Average
Exercise                     Exercise                  Exercise       Remaining
Price             Options   Price per       Options   Price per     Contractual
per Share     Exercisable       Share   Outstanding       Share    Life (years)
--------------------------------------------------------------------------------
Under $40       1,561,725      $33.80     1,561,725      $33.80            .98
$40-$50         2,815,143       46.33     4,834,603       45.82           4.19
$50-$60         6,618,619       53.22    10,477,629       53.28           4.90
$60-$70         1,117,856       63.83     5,366,880       63.54           7.94
Over $70            2,691       75.80     4,297,085       74.89           9.02
-------------------------------------------------------------------------------
               12,116,034      $50.10    26,537,922      $56.35           5.82
===============================================================================

        Stock-based compensation expense related to restricted stock for 1999, 1998 and 1997 was $7.0 million, $6.0 million and $4.8 million, respectively, using the "intrinsic value-based method" of accounting for stock-based compensation plans. Effective with 1997, we adopted the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 allows either a fair value based method or an intrinsic value-based method of accounting for such compensation plans. Had compensation expense for our stock option plan grants been determined using the fair value based method, net earnings, basic earnings per share and diluted earnings per share would have been approximately $513.1 million, $3.35 and $3.28, respectively, for 1999; $406.1 million, $2.57 and $2.52, respectively, for 1998; and $435.2 million, $2.75 and $2.71, respectively, for 1997. These pro forma amounts are not likely to be representative of the difference between the two methods in future years, because many of our options require employee service over periods longer than three years for full vesting. The weighted average fair values at grant date of the options granted in 1999, 1998 and 1997 were estimated as $12.57, $16.59 and $11.76, respectively, using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                   1999              1998               1997
----------------------------------------------------------------------------
Risk-free interest rate            5.2%              6.1%               6.5%
Expected life                   7 years           7 years            7 years
Expected volatility                 18%               18%                18%
Expected dividend
    growth rate                      8%                8%                 8%
============================================================================

        The  Black-Scholes   model  requires  the  input  of  highly  subjective
assumptions and may not necessarily provide a reliable measure of fair value.


12. EARNINGS PER SHARE

Basic and diluted earnings per share (EPS) were calculated using the following:

In Millions, Fiscal Year                          1999        1998        1997
------------------------------------------------------------------------------
Net Earnings ...............................  $  534.5    $  421.8    $  445.4
------------------------------------------------------------------------------
Average number of common
   shares - basic EPS ......................     153.2       158.1       158.2
------------------------------------------------------------------------------
Incremental share effect from:
   Stock options ...........................       4.0         4.1         3.4
   Restricted stock, stock rights
    and puts ...............................        .1          .1          --
------------------------------------------------------------------------------
Average number of common
   shares - diluted EPS ....................     157.3       162.3       161.6
==============================================================================


13. INTEREST EXPENSE

The components of net interest expense are as follows:

In Millions, Fiscal Year              1999         1998        1997
--------------------------------------------------------------------
Interest expense                    $133.6       $130.3      $115.7
Capitalized interest                  (2.7)         (.7)       (1.1)
Interest income                      (11.5)       (12.4)      (14.1)
--------------------------------------------------------------------
    Interest expense, net           $119.4       $117.2      $100.5
====================================================================

        During 1999, 1998 and 1997, we paid interest (net of amount capitalized) of $130.1 million, $117.2 million and $103.6 million, respectively.

14. RETIREMENT AND OTHER POSTRETIREMENT BENEFIT PLANS

We have defined-benefit retirement plans covering most employees. Benefits for salaried employees are based on length of service and final average compensation. The hourly plans include various monthly amounts for each year of credited service. Our funding policy is consistent with the requirements of federal law. Our principal retirement plan covering salaried employees has a provision that any excess pension assets would vest in plan participants if the plan is terminated within five years of a change in control.
        We sponsor plans that provide health care benefits to the majority of our retirees. The salaried health care benefit plan is contributory, with retiree contributions based on years of service. We fund related trusts for certain employees and retirees on an annual basis.
        Trust assets related to the above plans consist principally of listed equity securities, corporate obligations and U.S. government securities.

                                     [LOGO]

        Reconciliation of the funded status of the plans and the amounts included in the balance sheet are as follows:

                                                             Postretirement
                                     Pension Plans            Benefit Plans
In Millions                       1999          1998         1999       1998
-----------------------------------------------------------------------------
FAIR VALUE OF PLAN
   ASSETS
   Beginning fair
     value                    $1,384.6      $1,193.8       $194.7     $161.2
   Actual return on
     assets                       89.1         230.2         26.3       34.0
   Company
     contributions                 4.3          27.6          9.5        9.8
   Plan participant
     contributions                 -             -            2.1        2.1
   Benefits paid from
     plan assets                 (60.9)        (67.0)       (14.0)     (12.4)
-----------------------------------------------------------------------------
   Ending Fair Value          $1,417.1      $1,384.6       $218.6     $194.7
=============================================================================
PROJECTED BENEFIT
   OBLIGATION
   Beginning obligations      $  951.5      $  782.7       $221.6     $182.3
   Service cost                   19.4          14.7          6.4        4.5
   Interest cost                  64.6          62.4         16.0       14.4
   Plan participant
     contributions                 -             -            2.2        2.1
   Actuarial loss (gain)         (18.3)        152.6         (0.2)      24.8
   Acquisitions                    -             -            -          1.5
   Curtailment loss                -             6.1          -          4.3
   Actual benefits
     paid                        (60.9)        (67.0)       (14.5)     (12.3)
-----------------------------------------------------------------------------
Ending Obligations            $  956.3      $  951.5       $231.5     $221.6
=============================================================================
FUNDED STATUS OF
   PLANS                      $  460.8      $  433.1      $ (12.9)   $ (26.9)
   Unrecognized
     actuarial loss               53.0          51.2          6.3       12.8
   Unrecognized prior
     service credits              45.1          35.9         (7.0)      (9.3)
   Unrecognized
     transition (asset)
     obligations                 (47.5)        (61.9)         -
-----------------------------------------------------------------------------
Net Amount
   Recognized                 $  511.4      $  458.3      $ (13.6)   $ (23.4)
=============================================================================
AMOUNTS
RECOGNIZED ON
BALANCE SHEET
   Prepaid asset              $  528.1      $  471.8       $ 58.7     $ 50.8
   Accrued liability             (31.3)        (26.8)       (72.3)     (74.2)
   Intangible asset                2.9           4.2
   Minimum liability
     adjustment in
     equity                       11.7           9.1
-----------------------------------------------------------------------------
Net                           $  511.4      $  458.3      $ (13.6)   $ (23.4)
=============================================================================


Plans with obligations in excess of plan assets:


                                                            Postretirement
                                   Pension Plans            Benefit Plans
--------------------------------------------------------------------------
In Millions                     1999          1998         1999       1998
--------------------------------------------------------------------------
Accumulated benefit
     obligation               $ 31.3      $   26.8       $125.3     $116.1
Plan assets at fair
    value                          -             -         31.4       24.9
==========================================================================


Assumptions as of year-end are:
                                                               Postretirement
                                     Pension Plans             Benefit Plans
-----------------------------------------------------------------------------
In Millions                        1999          1998         1999       1998
-----------------------------------------------------------------------------
Discount rate                      7.5%          7.0%         7.5%       7.0%
Rate of return on
    plan assets                   10.4%         10.4%        10.0%      10.0%
Salary increases                   4.4%          4.4%           -          -
Annual increase in
    cost of benefits                 -             -          6.9%       6.7%
-----------------------------------------------------------------------------

The annual increase in cost of postretirement benefits is assumed to decrease gradually in future years, reaching an ultimate rate of 4.8% in the year 2007.

    Components of net benefit (income) or expense each year is as follows:

                                                          Postretirement
                             Pension Plans                Benefit Plans
----------------------------------------------------------------------------
In Millions            1999     1998      1997       1999     1998     1997
----------------------------------------------------------------------------
Service cost ......  $ 19.4   $ 14.7   $ 14.3       $ 6.4    $ 4.5    $ 4.6
Interest cost .....    64.6     62.4     59.0        16.0     14.4     14.2
Expected return
   on plan assets .  (127.9)  (114.5)  (103.1)      (19.4)   (16.1)   (13.5)
Amortization of
   transition asset   (14.4)   (14.4)   (14.5)         --       --       --
Amortization of
   (gains) losses .     4.4       .7      4.1         1.5       .2       .6
Amortization of
   prior service
   cost ...........     4.9      5.0      4.0        (2.2)    (2.3)    (2.3)
Settlement or
   curtailment
   (gains) losses .      --      6.1       --          --      4.3       --
---------------------------------------------------------------------------
   Net (Income)
   Expense ........  $(49.0) $ (40.0)  $(36.2)      $ 2.3  $   5.0  $   3.6
===========================================================================

The settlement or curtailment losses were recorded in fiscal 1998 as part of the restructuring charge described in Note Three.

        Assumed health-care cost trend rates have a significant effect on the amounts reported for the postretirement benefit plans. If the health-care cost trend rate increased by one percentage point in each future year, the aggregate of the service and interest cost components of postretirement expense would increase for 1999 by $3.3 million and the postretirement accumulated benefit obligation as of May 30, 1999 would increase by $28.4 million. If the health-care cost trend rate decreased by one percentage point in each future year, the aggregate of the service and interest cost components of postretirement expense would decrease for 1999 by $2.9 million and the postretirement accumulated benefit obligation as of May 30, 1999 would decrease by $25.1 million.
        The  General  Mills  Savings  Plan is a defined  contribution  plan that covers our salaried and non-union employees. It had net assets of $1,003.4 million at May 30, 1999, and $876.2 million at May 31, 1998. This plan is a 401(k) savings plan that includes several investment funds and an Employee Stock Ownership Plan (ESOP). The ESOP's only assets are Company common stock and temporary cash balances. Expense recognized in 1999, 1998 and 1997 was $6.2 million, $4.9 million and $3.2 million, respectively. The ESOP's share of this expense was $5.7 million, $4.5 million and $2.7 million, respectively. The ESOP's expense is calculated by the "shares allocated" method.
        The ESOP uses Company common stock to convey benefits to employees and, through increased stock ownership, to further align employee interests with those of shareholders. The Company matches a percentage of employee contributions with a base match plus a variable year-end match that depends on annual results. Employees receive the Company match in the form of common stock.
        The ESOP originally purchased Company common stock principally with funds borrowed from third parties (and guaranteed by the Company). The ESOP shares are included in net shares outstanding for the purposes of calculating earnings per share. The ESOP's third-party debt is described in Note Nine.
        The Company treats cash dividends paid to the ESOP the same as other dividends. Dividends received on leveraged shares (i.e., all shares originally purchased with the debt proceeds) are used for debt service, while dividends received on unleveraged shares are passed through to participants.
        The Company's cash contribution to the ESOP is calculated so as to pay off enough debt to release sufficient shares to make the Company match. The ESOP uses the Company's cash contributions to the plan, plus the dividends received on the ESOP's leveraged shares, to make principal and interest payments on the ESOP's debt. As loan payments are made, shares become unencumbered by debt and are committed to be allocated. The ESOP allocates shares to individual employee accounts on the basis of the match of employee payroll savings (contributions), plus reinvested dividends received on previously allocated shares. In 1999, 1998 and 1997, the ESOP incurred interest expense of $4.5 million, $5.3 million and $5.7 million, respectively. The ESOP used dividends of $8.6 million, $9.4 million and $8.1 million, along with Company contributions of $5.6 million, $4.4 million and $2.7 million to make interest and principal payments in the respective years.
        The number of shares of Company common stock in the ESOP is summarized as follows:

Number of Shares                                May 30, 1999      May 31, 1998
------------------------------------------------------------------------------
Unreleased shares ..........................       1,540,197         1,873,000
Committed to be allocated ..................          24,726            19,000
Allocated to participants ..................       2,464,786         2,329,000
------------------------------------------------------------------------------
   Total shares ............................       4,029,709         4,221,000
==============================================================================

15. PROFIT-SHARING PLAN

The Executive Incentive Plan provides incentives to key individuals who have the greatest potential to contribute to current earnings and successful future operations. These awards are approved by the Compensation Committee of the Board of Directors, which consists solely of independent, outside directors, and these awards are based on performance against pre-established goals approved by the Committee. Profit-sharing expense was $9.0 million, $6.7 million and $4.5 million in 1999, 1998 and 1997, respectively.

16. INCOME TAXES

The components of earnings before income taxes and earnings (losses) of joint ventures and the income taxes thereon are as follows:

In Millions, Fiscal Year             1999            1998           1997
------------------------------------------------------------------------
Earnings before income taxes:
     U.S.                          $825.4          $688.1         $698.5
     Foreign                         21.3           (21.5)          11.5
------------------------------------------------------------------------
     Total earnings before
        income taxes               $846.7          $666.6         $710.0
------------------------------------------------------------------------
Income taxes:
     Current:
        Federal                    $238.9          $242.8         $208.2
        State and local              21.5            31.0           25.7
        Foreign                       1.6            (2.6)           3.5
------------------------------------------------------------------------
           Total current            262.0           271.2          237.4
------------------------------------------------------------------------
     Deferred:
        Federal                      32.1           (17.1)          17.1
        State and local               7.3            (3.3)           3.9
        Foreign                       2.6            (8.9)           (.1)
-------------------------------------------------------------------------
           Total deferred            42.0           (29.3)          20.9
------------------------------------------------------------------------
             Total income taxes    $304.0          $241.9         $258.3
========================================================================

        During 1999, 1998 and 1997, we paid income taxes of $248.6 million, $185.6 million and $230.3 million, respectively.
        In fiscal 1982 and 1983 we purchased certain income-tax items from other companies through tax lease transactions. Total current income taxes charged to earnings reflect the amounts attributable to operations and have not been materially affected by these tax leases. Actual current taxes payable relating to 1999, 1998 and 1997 operations were increased by approximately $20 million, $16 million and $16 million, respectively, due to the current effect of tax leases. These tax payments do not affect taxes for statement of earnings purposes since they repay tax benefits realized in prior years. The repayment liability is classified as Deferred Income Taxes - Tax Leases.
        The following table reconciles the U.S. statutory income tax rate with the effective income tax rate:

Fiscal Year                                     1999        1998        1997
----------------------------------------------------------------------------
U.S. statutory rate                            35.0%       35.0%       35.0%
----------------------------------------------------------------------------
State and local income taxes,
     net of federal tax benefits                2.2         2.7         2.7
Other, net                                     (1.3)       (1.4)       (1.3)
----------------------------------------------------------------------------
     Effective income tax rate                 35.9%       36.3%       36.4%
============================================================================

        The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

In Millions                                       May 30, 1999   May 31, 1998
-----------------------------------------------------------------------------
Accrued liabilities ..............................    $   81.0       $  112.5
Unusual charges ..................................        15.2           18.2
Compensation and
  employee benefits ..............................        70.6           58.2
Disposition liabilities ..........................         8.6            9.2
Foreign tax loss carryforward ....................          --            4.1
Other ............................................        13.6           14.3
-----------------------------------------------------------------------------
     Gross deferred tax assets ...................       189.0          216.5
-----------------------------------------------------------------------------
Depreciation .....................................       124.1          122.5
Prepaid pension asset ............................       206.0          185.3
Intangible assets ................................         2.7            1.8
Other ............................................        42.5           44.5
-----------------------------------------------------------------------------
     Gross deferred tax liabilities ..............       375.3          354.1
-----------------------------------------------------------------------------
Valuation allowance ..............................         5.0           10.3
-----------------------------------------------------------------------------
     Net deferred tax liability ..................    $  191.3       $  147.9
=============================================================================

        We have not recognized a deferred tax liability for unremitted earnings of $80.7 million from our foreign operations because we do not expect those earnings to become taxable to us in the foreseeable future. A determination of the potential liability is not practicable. If a portion were to be remitted, we believe income tax credits would substantially offset any resulting tax liability.

17. LEASES AND OTHER COMMITMENTS

An analysis of rent expense by property leased follows:

In Millions, Fiscal Year              1999          1998          1997
----------------------------------------------------------------------
Warehouse space                      $23.0         $20.9         $17.6
Equipment                              8.4           8.2           7.1
Other                                  6.2           5.8           4.8
----------------------------------------------------------------------
     Total rent expense              $37.6         $34.9         $29.5
======================================================================

        Some leases require payment of property taxes, insurance and maintenance costs in addition to the rent payments. Contingent and escalation rent in excess of minimum rent payments and sublease income netted in rent expense were insignificant.
        Noncancelable future lease commitments are (in millions) $33.0 in 2000, $29.9 in 2001, $17.9 in 2002, $7.4 in 2003, $2.7 in 2004 and $.5 after 2004, with a cumulative total of $91.4.
        We are contingently liable under guaranties and comfort letters for $71.6 million. The guaranties and comfort letters are principally issued to support borrowing arrangements, primarily for our joint ventures. We remain the guarantor on certain leases and other obligations of Darden Restaurants, Inc. (Darden), an entity we spun off as of May 28, 1995. However, Darden has indemnified us against any related loss.

18. BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION

We operate exclusively in the consumer foods industry, with multiple operating segments organized generally by product categories.
        Under our supply chain organization, substantially all manufacturing, warehouse, distribution and sales activities are integrated across our operations in order to maximize efficiency, productivity and deliver significant cost savings. As a result, balance sheet and certain profit and loss information is not maintained nor available by operating segment. Consistent with our organization and the criteria outlined in SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," we have aggregated our operating segments into one reportable segment.
        The following table provides net sales information for our primary product categories:

In Millions, Fiscal Year ................     1999        1998        1997
--------------------------------------------------------------------------
Product Categories:
    Cereals ............................. $2,474.1    $2,421.0    $2,187.8
    Mix Products/Flour ..................  1,688.8     1,672.5     1,665.3
    Convenience Foods ...................  1,397.4     1,244.8     1,081.6
    Foodservice & Other .................    412.2       417.3       400.1
    International (incl. export)........     273.6       277.4       274.5
--------------------------------------------------------------------------
        Total ........................... $6,246.1    $6,033.0    $5,609.3
==========================================================================

The following table provides financial information by geographic area:

In Millions, Fiscal Year ................        1999         1998         1997
--------------------------------------------------------------------------------
Net sales
    U.S.A ...............................  $  5,972.5   $  5,755.6   $  5,334.8
    International (incl. export) ........       273.6        277.4        274.5
--------------------------------------------------------------------------------
        Consolidated Total ..............  $  6,246.1   $  6,033.0   $  5,609.3
================================================================================
Long-lived assets
    U.S.A ...............................  $  1,292.7   $  1,184.6   $  1,262.1
    International .......................         2.0          1.7         17.3
--------------------------------------------------------------------------------
        Consolidated Total ..............  $  1,294.7   $  1,186.3   $  1,279.4
================================================================================

The foreign sales reflected above were primarily made by our Canadian subsidiary. Our proportionate share of the joint ventures' sales (not shown above) was $826.3 million, $780.7 million and $728.2 million for 1999, 1998 and 1997, respectively. Please refer to Note Four for information regarding the sales, earnings and assets of our joint ventures.

19. QUARTERLY DATA (UNAUDITED)

Summarized quarterly data for 1999 and 1998 follows:

                                  First Quarter         Second Quarter           Third Quarter         Fourth Quarter
In Millions, Except per Share  --------------------------------------------------------------------------------------
and Market Price Amounts         1999      1998        1999        1998         1999       1998       1999       1998
---------------------------------------------------------------------------------------------------------------------
Sales                        $1,473.1  $1,416.5    $1,677.4    $1,638.3     $1,495.1   $1,424.7   $1,600.5   $1,553.5
Gross profit                    889.4     834.8       978.4       947.9        876.3      837.0      908.5      875.4
Net earnings                    145.0     134.3(b)    143.6(a)     64.6(b)     141.1      131.1      104.8       91.8
Net earnings per share -
   Basic                          .94       .84       .94           .41          .92        .83        .69        .59
Net earnings per share -
   Diluted                        .92       .82       .92           .40          .89        .81        .67        .57
Dividends per share.              .53       .53       .53           .53          .55        .53        .55        .53
Market price of
    common stock:
   High                       72  1/4    71 1/2   75  7/8       75 7/16     84 11/16    78  1/4     81 1/2    76 1/16
   Low                        59 3/16    60       64 1/16       63  3/8     73  5/16    69 9/16     72 1/2    66 7/16
=====================================================================================================================

(a) Included an after-tax loss of $32.3 million ($.21 per diluted share) in the second quarter for unusual items described in Note Three.
(b) Included an after-tax loss of $.1 million in the first quarter and $100.1 million ($.62 per diluted share) in the second quarter for unusual items described in Note Three.


                                     [LOGO]

ELEVEN YEAR FINANCIAL SUMMARY

In Millions,                               May 30,       May 31,       May 25,       May 26,       May 28,
Except per Share Data                        1999          1998          1997          1996          1995
----------------------------------------------------------------------------------------------------------
FINANCIAL RESULTS
Net earnings per share-Basic (b)            $3.49         $2.67         $2.82         $3.00         $2.33
Net earnings per share-Diluted               3.40          2.60          2.76          2.94          2.29
Continuing operations earnings
 per share - Basic                           3.49          2.67          2.82          3.00          1.64
Continuing operations earnings per
 share - Diluted                             3.40          2.60          2.76          2.94          1.62
Return on average equity (b)                301.6%        123.2%        111.0%        212.3%         52.0%
Dividends per share                          2.16          2.12          2.03          1.91          1.88
Sales                                       6,246         6,033         5,609         5,416         5,027
Costs and expenses:
 Cost of sales                              2,593         2,538         2,475         2,396         2,285
 Selling, general and administrative        2,635         2,545         2,275         2,160         2,038
 Interest, net                                119           117           101           101           101
 Unusual expenses (income)                     52           166            48             -           183
   Total costs and expenses                 5,399         5,366         4,899         4,657         4,607
Earnings from continuing
 operations before taxes and
 earnings (losses) of joint ventures          847           667           710           759           420
Income taxes                                  304           242           259           280           153
Earnings (losses) of joint ventures            (8)           (3)           (6)           (3)           (7)
Earnings from continuing operations           535           422           445           476           260
Discontinued operations after taxes(b)          -             -             -             -           107
Accounting changes                              -             -             -             -             -
Net earnings (b)                              535           422           445           476           367
Earnings from continuing
 operations as a percent of sales             8.6%          7.0%          7.9%          8.8%          5.2%
Average common shares outstanding:
    Basic                                     153           158           158           159           158
    Diluted                                   157           162           162           162           160
----------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Total assets                                4,141         3,861         3,902         3,295         3,358
Land, buildings and equipment, net          1,295         1,186         1,279         1,312         1,457
Working capital at year end                  (598)         (408)         (281)         (197)         (324)
Long-term debt, excluding
 current portion                            1,702         1,640         1,530         1,221         1,401
Stockholders' equity                          164           190           495           308           141
Stockholders' equity per share               1.08          1.23          3.09          1.94           .89
----------------------------------------------------------------------------------------------------------
OTHER STATISTICS
Total dividends                               331           336           321           304           297
Gross capital expenditures                    281           184           163           129           157
Research and development                       70            66            61            60            60
Advertising media expenditures                348           366           306           320           324
Wages, salaries and employee
 benefits                                     636           608           564           541           538
Number of employees (actual)               10,664        10,228        10,200         9,790         9,882
Common stock price range (a):
   High                                  84 11/16        78 1/4        68 3/4        60 1/2        63 3/4
   Low                                   59  3/16        60            52            50            49 3/8
   Close                                 80   3/8        68 1/4        64 1/4        58 1/4        60 5/8
==========================================================================================================

Amounts presented in this summary have been restated to include continuing operations only.

(a) Prices shown prior to 1996, indicated in the box above, are before the spin-off of our former restaurant operations. The closing prices on May 26, 1995 of the two common stocks on a when-issued basis were $49 7/8 for General Mills and $10 7/8 for Darden Restaurants.
(b) Years prior to 1996 include discontinued operations.