Form 10-K, Exhibit 13
period 2000-05-28
GENERAL MILLS INC
filed 2000-08-18
CIK 40704

EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS

General Mills' fundamental business goal is to generate superior financial returns for our shareholders over the long term. We believe the key to creating shareholder value is to deliver a combination of good earnings growth, high returns on invested capital and strong cash flows. Over the longer term, General Mills has delivered consistently strong returns to shareholders, including a return of 13.2 percent compounded annually over the last decade and a 13.9 percent compound annual return over the last five years.

General Mills
Total Return to
Shareholders*

[BAR CHART]
90-00     +13.2%
95-00     +13.9%

*Compound Growth Rate,
 Price Appreciation
 plus Dividends

   This section of the annual report discusses our performance against the key drivers of shareholder return, including recent earnings growth and cash flows. It also discusses our financial position and risk management.

RESULTS OF OPERATIONS - 2000 VS. 1999

General Mills achieved record financial results in fiscal 2000. Reported sales grew 7 percent to reach $6.70 billion. Including the company's proportionate share of international joint venture revenues, worldwide sales reached $7.52 billion. Operating profits grew faster than sales, rising 8 percent to $1.10 billion. Earnings after tax also grew 8 percent before unusual items recorded in 1999, and exceeded $614 million. These earnings totaled $2.00 per diluted share, up 11 percent from $1.80 earned before unusual items in fiscal 1999. Throughout this report, per-share figures have been adjusted for the two-for-one stock split effected in November 1999.
   Our 2000 sales growth reflected broad-based unit volume gains. Total U.S. unit volume rose 7 percent. Incremental volume from businesses acquired in fiscal 1999 (LLOYD'S refrigerated entrees and FARMHOUSE side dish mixes) and fiscal 2000 (GARDETTO'S snacks and SMALL PLANET FOODS organic products) accounted for approximately 3 percentage points of the annual gain.
   Big G cereal sales grew to $2.58 billion and annual unit volume increased 2 percent. This growth was achieved despite a fourth-quarter volume decline of 5 percent, the result of a difficult comparison against introductory shipments of three new cereals in the previous year's final quarter. U.S. cereal category volume in all ACNielsen-measured markets declined 1 percent in fiscal 2000, but retail consumer movement for Big G cereal brands was up 3 percent. As a result, Big G's share of market pound volume increased by more than a full percentage point, to a record 27 percent, and share of category dollar sales grew to 33 percent.
   Combined unit volume for U.S. noncereal operations grew 10 percent in 2000. Convenience foods (snacks and yogurt) posted the fastest growth, with unit volume up 13 percent in total, 10 percent excluding acquisitions. Combined unit volume for BETTY CROCKER baking, side dish and dinner mix products grew 2 percent for the year. Foodservice volume increased 13 percent in 2000, reflecting strong growth for bowlpack cereals, incremental volume from GARDETTO'S, and increasing sales of General Mills products in vending and convenience store channels.
   General Mills' international sales grew to $1.14 billion in 2000. This total included $314 million in consolidated revenues from fully owned businesses, and $825 million representing General Mills' proportionate share of sales by partially owned joint ventures. Volume for General Mills' international operations increased 6 percent in 2000. In Canada, cereal unit volume rose 5 percent and the company's pound market share grew nearly 1 percentage point to a record 18 percent. Total volume for Snack Ventures Europe (SVE), the company's joint venture with PepsiCo, was up 5 percent. Cereal Partners Worldwide (CPW), the company's joint venture with Nestle, recorded a 9 percent annual volume gain and posted share increases in markets across Europe, Latin America and the ASEAN countries. General Mills recorded $3.3 million in after-tax profits from the joint ventures in 2000 compared to a loss of $8.2 million the preceding year.
   Productivity gains, operating leverage created by unit volume growth, and favorable raw material costs enabled General Mills to reduce cost of goods sold to 40.3 percent of sales in 2000, down from 41.5 percent in the prior year. We reinvested some of those savings in marketing programs to support established brands and a high level of new product introductions in 2000. As a result, selling, general and administrative expense increased to 43.3 percent of sales in 2000, up 110 basis points. Nevertheless, our operating margin increased for the year, with earnings before interest and taxes (EBIT) totaling 16.4 percent of sales.

EBIT Margin
(PERCENT OF SALES)

[BAR CHART]
98     15.8%
99     16.3%
00     16.4%

   Net interest expense totaled $151.9 million in 2000, up from $119.4 million in the previous year. The significant increase reflects higher debt levels associated with acquisitions totaling $227 million that were made during the year, and with the repurchase of 23.2 million shares of General Mills common stock. We expect our interest expense to be significantly higher in 2001, reflecting the full-year impact of our fiscal 2000 share repurchases and acquisitions, higher rates, and the incremental debt to be associated with our proposed acquisition of the worldwide Pillsbury operations from Diageo.
   The effective tax rate for General Mills in 2000 was 35.5 percent, down from
36.0 percent before unusual items in 1999. If our acquisition of Pillsbury is completed in fiscal 2001, our effective tax rate will be higher. Goodwill amortization associated with this proposed acquisition is not tax deductible.
   It is our view that changes in the general rate of inflation have not had a significant effect on profitability over the three most recent years. We attempt to minimize the effects of inflation through appropriate planning and operating practices. Our market risk management practices are discussed later in this section.
   For a discussion of new accounting rules that take effect in future fiscal years, see Note One to the consolidated financial statements.

FISCAL 1999 VS. 1998

Our fiscal 1999 results included good gains in sales, earnings and earnings per share, despite a difficult comparison with a 53-week fiscal year in 1998. Reported sales grew 4 percent to reach $6.25 billion. Earnings after tax grew 9 percent before unusual items to $566.8 million. Earnings per diluted share before unusual items grew 12 percent to a split-adjusted $1.80.
   Total domestic unit volume grew 3 percent in 1999, even though the year included fewer shipping days than fiscal 1998. Each of the company's major retail businesses posted annual volume gains. In addition, the LLOYD'S refrigerated entrees business and FARMHOUSE side dish mixes acquired during the year contributed incremental volume.
   Big G cereal sales grew to $2.47 billion and annual unit volume increased 1 percent. Combined volume for domestic noncereal operations rose 5 percent in 1999. That growth included a double-digit increase in yogurt volume, strong gains by key snack food lines, and a 1 percent volume increase for the BETTY CROCKER baking product, side dish and dinner mix businesses. Foodservice volume declined 2 percent in total, reflecting lower baking mix volume, but cereal, snacks and cup yogurt all posted volume gains.
   International operations posted 2 percent unit volume growth in 1999, but after-tax earnings declined due to Canadian foreign exchange effects, difficult economic conditions in Russia, and costs associated with the acquisition of several European snack brands by SVE.
   Fiscal 1998 earnings before unusual items totaled $522 million and diluted earnings per share grew 10 percent to $1.61. Reported sales grew 8 percent to $6.03 billion. Results for this fiscal year included 53 weeks.

CASH FLOWS

Sources and uses of cash in the past three years are shown in the table below. Over this three-year period, General Mills' operations have generated more than $2.1 billion in cash. In 2000, cash flow from operations totaled $690 million. That was essentially unchanged from last year's total, due to increased use of working capital. The major factor was higher inventories related to additions from acquired businesses and our decision to buy forward against future wheat needs. We have a goal of reducing our use of working capital in fiscal 2001.

CASH SOURCES (USES)

In Millions                                         2000       1999        1998
--------------------------------------------------------------------------------
From continuing operations                       $ 690.5    $ 690.1     $ 775.3
From discontinued operations                        (2.8)      (3.9)       (5.8)
Fixed assets, net                                 (262.2)    (269.1)     (181.5)
Investments in businesses,
   intangibles and affiliates, net                (294.7)    (151.5)       (9.5)
Change in marketable
   securities                                       (5.8)       7.7        29.7
Other investments, net                              (1.0)      38.0       (42.0)
Increase in
   outstanding debt - net                          956.1      273.8       198.9
Common stock issued                                110.1       92.8        92.5
Treasury stock purchases                          (819.7)    (340.7)     (524.9)
Dividends paid                                    (329.2)    (331.4)     (336.3)
Other                                              (19.6)      (8.3)       (2.8)
--------------------------------------------------------------------------------
Increase (Decrease) in cash
   and cash equivalents                          $  21.7    $  (2.5)    $  (6.4)
================================================================================

   Capital investment spending for fixed assets and joint venture development totaled $303 million in 2000, compared with $299 million in the previous year. We made investments to add capacity for several fast-growing businesses, including YOPLAIT GO-GURT and original cup yogurt products, fruit snacks and granola bars. In 2001, fixed asset investment for General Mills' current businesses is expected to be comparable to 2000 levels. If we complete our acquisition of the Pillsbury businesses in December 2000 as planned, we would expect total fixed asset spending for 2001 to be approximately $400 million.
   Shareholder dividends grew 2 percent in 2000 to $1.10 per share, a payout of 54 percent of earnings. We currently expect to maintain our dividend at the prevailing rate, with the ongoing objective to reach a payout level that is in line with our peer group average. Today, that average is in the low 40 percent range.
   Cash returned to shareholders through share repurchases totaled approximately $820 million in 2000, representing 23.2 million shares. The General Mills Board of Directors had authorized accelerated share repurchases during the year in response to low market prices for General Mills stock. The majority of our share repurchases were made on the open market after February 2000, at an average price of about $34 per share.

Uses of Cash
(DOLLARS IN MILLIONS)

[BAR CHART]
98      211*    525**     336***
99      299*    341**     331***
00      303*    820**     329***

*   Capital Investment
**  Shares Repurchased
*** Dividends

FINANCIAL CONDITION

We believe that the most important measures of our financial strength are the ratios of fixed charge coverage and cash flow to debt. In fiscal 2000, fixed charge coverage was 6.3 times. Cash flow to debt declined to 25 percent, reflecting higher debt levels associated with share repurchases, acquisitions and higher working capital use. In conjunction with our proposed acquisition of the Pillsbury businesses, which would include $5.14 billion of new debt, the rating agencies have reviewed General Mills' financial condition and future plans. Standard and Poor's Corporation has issued new ratings of "A-" on our publicly issued long-term debt, and "A-2" on our commercial paper. Moody's Investors Services, Inc. is currently reviewing our plans, but has not issued any change to our current ratings of "A2" for long-term debt and "P-1" for our commercial paper. Dominion Bond Rating Service in Canada currently rates General Mills' long-term debt at "A" (under review) and our commercial paper at "R-1
(low)."

Total Capitalization
(DOLLARS IN BILLIONS)

[BAR CHART]
                            TOTAL
98      10.6*     2.3**     12.9
99      12.2*     2.6**     14.8
00      11.7*     3.5**     15.2

*  Market Value of Equity
** Adjusted Debt

   As a result of our share repurchases and the required account ing treatment for them, book stockholders' equity declined from $164 million last year to a deficit of $289 million in 2000. The market value of General Mills' stockholders' equity was $11.7 billion as of May 28, 2000, calculated at a year-end price of $41.00 per share with 285.4 million basic shares outstanding. Our capital structure is shown in the following table.

CAPITAL STRUCTURE

In Millions                                        MAY 28, 2000    May 30, 1999
--------------------------------------------------------------------------------
Notes payable                                          $1,085.8        $  524.4
Current portion of
   long-term debt                                         413.5            90.5
Long-term debt                                          1,760.3         1,702.4
Deferred income taxes -
   tax leases                                              89.8           111.3
--------------------------------------------------------------------------------
Total debt                                              3,349.4         2,428.6
Debt adjustments:
   Leases - debt equivalent                               242.5           235.0
   Marketable investment,
       at cost                                           (112.4)         (104.1)
--------------------------------------------------------------------------------
Adjusted debt                                           3,479.5         2,559.5
Stockholders' equity                                     (288.8)          164.2
--------------------------------------------------------------------------------
Total capital                                          $3,190.7        $2,723.7
================================================================================

   The debt equivalent of our leases and deferred income taxes related to tax leases are both fixed-rate obligations. The accompanying table, when reviewed in conjunction with the capital structure table above, shows the composition of our debt structure including the impact of the use of derivative instruments.

DEBT STRUCTURE

In Millions                                     MAY 28, 2000      May 30, 1999
--------------------------------------------------------------------------------
Floating-rate debt                             $1,594.9   46%    $  976.9   39%
Fixed-rate debt                                 1,552.3   45      1,236.3   48
Leases - debt
     equivalent                                   242.5    7        235.0    9
Deferred income
     taxes - tax leases                            89.8    2        111.3    4
--------------------------------------------------------------------------------
Adjusted debt                                  $3,479.5  100%    $2,559.5  100%
================================================================================

   Commercial paper is a continuing source of short-term financing. We can issue commercial paper in the United States and Canada, as well as in Europe through a program established during fiscal 1999. Bank credit lines are maintained to ensure availability of short-term funds on an as-needed basis. As of May 28, 2000, we had fee-paid credit lines of $1.5 billion and $63.5 million uncommitted, no-fee lines available in the United States and Canada.
   Our domestic shelf registration statement permits us to issue up to $284 million net proceeds in unsecured debt securities. The shelf registration authorizes a medium-term note program that provides additional flexibility in quickly accessing the debt markets.

MARKET RISK MANAGEMENT

Our company is exposed to market risk stemming from changes in interest rates, foreign exchange rates and commodity prices. Changes in these factors could cause fluctuations in our earnings and cash flows. In the normal course of business, we actively manage our exposure to these market risks by entering into various hedging transactions, authorized under company policies that place clear controls on these activities. The counterparties in these transactions are highly rated financial institutions. Our hedging transactions include (but are not limited to) the use of a variety of derivative financial instruments. We use derivatives only where there is an underlying exposure; we do not use them for trading or speculative purposes. Additional information regarding our use of financial instruments is included in Note Eight to the consolidated financial statements.

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

COMMODITIES - Certain ingredients used in our products are exposed to commodity price changes. We manage this risk through an integrated set of financial instruments, including purchase orders, noncancelable contracts, futures contracts, futures options and swaps. Our primary commodity price exposures are to cereal grains, sugar, fruits, other agricultural products, vegetable oils, packaging materials and energy costs.

VALUE AT RISK - These estimates are intended to measure the maximum potential fair value or earnings General Mills could lose in one day from adverse changes in market interest rates, foreign exchange rates or commodity prices, under normal market conditions. A Monte Carlo (VAR) methodology was used to quantify the market risk for our exposures. The models assumed normal market conditions and used a 95 percent confidence level.
   The VAR calculation uses historical interest rates, foreign exchange rates and commodity prices from the past year to estimate the potential volatility and correlation of these rates in the future. The market data were drawn from the RiskMetrics(TM) data set. The calculations are not intended to represent actual losses in fair value or pre-tax earnings that we expect to incur. Further, since the hedging instrument (the derivative) inversely correlates with the underlying exposure, we would expect that any loss or gain in the fair value of our derivatives would be generally offset by an increase or decrease in the fair value of our underlying exposures. The positions included in the calculations were: debt, investments, interest rate swaps, foreign exchange forwards and commodity swaps, futures, and options. The calculations do not include the underlying foreign exchange and commodities-related positions that are hedged by these market-risk sensitive instruments.
   The table below presents the estimated maximum potential one-day loss in fair value or pre-tax earnings for our interest rate, foreign currency, and commodity market-risk sensitive instruments outstanding on May 28, 2000. The figures were calculated using the VAR methodology described above.

                                                     Fair Value Impact
--------------------------------------------------------------------------------
                                                  At       Average           At
In Millions                                5/28/2000   during 2000    5/30/1999
--------------------------------------------------------------------------------
Interest rate instruments                        5.3          4.5           6.8
Foreign currency instruments                      .7           .7            .8
Commodity instruments                             .3          1.1           1.1
================================================================================
                                                 Pre-tax Earnings Impact
--------------------------------------------------------------------------------
                                                  At       Average           At
In Millions                                5/28/2000   during 2000    5/30/1999
--------------------------------------------------------------------------------
Interest rate instruments                        4.4          4.1            .3
Foreign currency instruments                      .9           .6            .4
Commodity instruments                             .3          1.1           1.1
================================================================================

FORWARD-LOOKING STATEMENTS

Throughout this report to shareholders, we discuss some of our expectations regarding the company's future performance. All of these forward-looking statements are based on our current views and assumptions. Actual results could differ materially from these current expectations, and from historical performance.

   In particular, our predictions about the Pillsbury acquisition could be affected by regulatory and shareholder approvals; integration problems; failure to achieve synergies; unanticipated liabilities; inexperience in new business lines; and changes in the competitive environment. In addition, our future results also could be affected by a variety of factors such as: competitive dynamics in the U.S. ready-to-eat cereal market; the impact of competitive products and pricing; product development; actions of competitors other than as described above; acquisitions or dispositions of businesses or assets; changes in capital structure; changes in laws and regulations, including changes in accounting standards; customer demand; effectiveness of advertising and marketing spending or programs; consumer perception of health-related issues; economic conditions, including changes in inflation rates or interest rates; fluctuations in the cost and availability of supply-chain resources; and foreign economic conditions, including currency rate fluctuations. The company undertakes no obligation to publicly revise any forward-looking statements to reflect future events or circumstances.




REPORT OF MANAGEMENT RESPONSIBILITIES

The management of General Mills, Inc. is responsible for the fairness and accuracy of the consolidated financial statements. The consolidated financial statements have been prepared in accordance with accounting principles that are generally accepted in the United States, using management's best estimates and judgments where appropriate. The financial information throughout this report is consistent with our consolidated financial statements.
   Management has established a system of internal controls that provides reasonable assurance that assets are adequately safeguarded and transactions are recorded accurately in all material respects, in accordance with management's authorization. We maintain a strong audit program that independently evaluates the adequacy and effectiveness of internal controls. Our internal controls provide for appropriate separation of duties and responsibilities, and there are documented policies regarding utilization of Company assets and proper financial reporting. These formally stated and regularly communicated policies demand highly ethical conduct from all employees.
   The Audit Committee of the Board of Directors meets regularly with management, internal auditors and independent auditors to review internal control, auditing and financial reporting matters. The independent auditors, internal auditors and employees have full and free access to the Audit Committee at any time.
   The independent auditors, KPMG LLP, were retained to audit our consolidated financial statements. Their report follows.

/s/ S. W. Sanger

S. W. Sanger
Chairman of the Board and
Chief Executive Officer


/s/ J. A. Lawrence

J. A. Lawrence
Executive Vice President and
Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

The Stockholders and the Board of Directors of General Mills, Inc.:

We have audited the accompanying consolidated balance sheets of General Mills, Inc. and subsidiaries as of May 28, 2000 and May 30, 1999, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the fiscal years in the three-year period ended May 28, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of General Mills, Inc. and subsidiaries as of May 28, 2000 and May 30, 1999, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended May 28, 2000 in conformity with accounting principles generally accepted in the United States of America.


/s/ KPMG LLP

Minneapolis, Minnesota
June 26, 2000, except as to Note Two,
which is as of July 17, 2000

CONSOLIDATED STATEMENTS OF EARNINGS

In Millions, Except per Share Data, Fiscal Year Ended             MAY 28, 2000   May 30, 1999    May 31, 1998
--------------------------------------------------------------------------------------------------------------
Sales                                                               $  6,700.2     $  6,246.1      $  6,033.0
Costs and Expenses:
   Cost of sales                                                       2,697.6        2,593.5         2,537.9
   Selling, general and administrative                                 2,903.7        2,634.9         2,544.9
   Interest, net                                                         151.9          119.4           117.2
   Unusual items                                                            --           51.6           166.4
--------------------------------------------------------------------------------------------------------------
      Total Costs and Expenses                                         5,753.2        5,399.4         5,366.4
--------------------------------------------------------------------------------------------------------------
Earnings before Taxes and Earnings (Losses) from Joint Ventures          947.0          846.7           666.6
Income Taxes                                                             335.9          304.0           241.9
Earnings (Losses) from Joint Ventures                                      3.3           (8.2)           (2.9)
--------------------------------------------------------------------------------------------------------------
Net Earnings                                                        $    614.4     $    534.5      $    421.8
==============================================================================================================
Earnings per Share - Basic                                          $     2.05     $     1.74      $     1.33
==============================================================================================================
Average Number of Common Shares                                          299.1          306.5           316.3
==============================================================================================================
Earnings per Share - Diluted                                        $     2.00     $     1.70      $     1.30
==============================================================================================================
Average Number of Common Shares - Assuming Dilution                      307.3          314.7           324.6
==============================================================================================================

See accompanying notes to consolidated financial statements.



[LOGO] YOPLAIT(R)

CONSOLIDATED BALANCE SHEETS

In Millions
                                                                                       MAY 28, 2000   May 30, 1999
-------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
   Cash and cash equivalents                                                              $    25.6      $     3.9
   Receivables, less allowance for doubtful accounts of $5.8 in 2000 and $4.7 in 1999         500.6          490.6
   Inventories                                                                                510.5          426.7
   Prepaid expenses and other current assets                                                   87.7           83.7
   Deferred income taxes                                                                       65.9           97.6
-------------------------------------------------------------------------------------------------------------------
      Total Current Assets                                                                  1,190.3        1,102.5
Land, Buildings and Equipment at cost, net                                                  1,404.9        1,294.7
Other Assets                                                                                1,978.5        1,743.5
-------------------------------------------------------------------------------------------------------------------
Total Assets                                                                              $ 4,573.7      $ 4,140.7
===================================================================================================================
LIABILITIES AND EQUITY
Current Liabilities:
   Accounts payable                                                                       $   641.5      $   647.4
   Current portion of long-term debt                                                          413.5           90.5
   Notes payable                                                                            1,085.8          524.4
   Accrued taxes                                                                              104.9          135.0
   Accrued payroll                                                                            142.4          138.6
   Other current liabilities                                                                  141.0          164.4
------------------------------------------------------------------------------------------------------------------
      Total Current Liabilities                                                             2,529.1        1,700.3
Long-term Debt                                                                              1,760.3        1,702.4
Deferred Income Taxes                                                                         297.2          288.9
Deferred Income Taxes - Tax Leases                                                             89.8          111.3
Other Liabilities                                                                             186.1          173.6
-------------------------------------------------------------------------------------------------------------------
      Total Liabilities                                                                     4,862.5        3,976.5
-------------------------------------------------------------------------------------------------------------------
Stockholders' Equity:
   Cumulative preference stock, none issued                                                      --             --
   Common stock, 408.3 shares issued                                                          680.6          657.9
   Retained earnings                                                                        2,113.9        1,827.4
   Less common stock in treasury, at cost, shares of 122.9 in 2000 and 104.3 in 1999       (2,934.9)      (2,195.3)
   Unearned compensation                                                                      (62.7)         (68.9)
   Accumulated other comprehensive income                                                     (85.7)         (56.9)
-------------------------------------------------------------------------------------------------------------------
      Total Stockholders' Equity                                                             (288.8)         164.2
-------------------------------------------------------------------------------------------------------------------
Total Liabilities and Equity                                                              $ 4,573.7      $ 4,140.7
==================================================================================================================

See accompanying notes to consolidated financial statements.



[LOGO] CHEERIOS(R)

CONSOLIDATED STATEMENTS OF CASH FLOWS

In Millions, Fiscal Year Ended                                     MAY 28, 2000     May 30, 1999     May 31, 1998
------------------------------------------------------------------------------------------------------------------
Cash Flows - Operating Activities:
   Net earnings                                                        $  614.4         $  534.5         $  421.8
   Adjustments to reconcile net earnings to cash flow:
      Depreciation and amortization                                       208.8            194.2            194.9
      Deferred income taxes                                                43.5             42.0            (29.3)
      Changes in current assets and liabilities, net of effects
         from businesses acquired                                        (125.6)           (93.3)            54.5
      Unusual items                                                          --             51.6            166.4
      Other, net                                                          (50.6)           (38.9)           (33.0)
------------------------------------------------------------------------------------------------------------------
   Cash provided by continuing operations                                 690.5            690.1            775.3
   Cash used by discontinued operations                                    (2.8)            (3.9)            (5.8)
------------------------------------------------------------------------------------------------------------------
      Net Cash Provided by Operating Activities                           687.7            686.2            769.5
------------------------------------------------------------------------------------------------------------------
Cash Flows - Investment Activities:
   Purchases of land, buildings and equipment                            (267.7)          (280.9)          (183.6)
   Investments in businesses, intangibles and affiliates,
     net of investment returns and dividends                             (294.7)          (151.5)            (9.5)
   Purchases of marketable securities                                     (17.5)           (11.5)           (10.6)
   Proceeds from sale of marketable securities                             11.7             19.2             40.3
   Proceeds from disposal of land, buildings and equipment                  5.5             11.8              2.1
   Other, net                                                              (1.0)            38.0            (42.0)
------------------------------------------------------------------------------------------------------------------
      Net Cash Used by Investment Activities                             (563.7)          (374.9)          (203.3)
------------------------------------------------------------------------------------------------------------------
Cash Flows - Financing Activities:
   Change in notes payable                                                565.9            260.0             63.9
   Issuance of long-term debt                                             500.8            208.6            286.6
   Payment of long-term debt                                             (110.6)          (194.8)          (151.6)
   Common stock issued                                                    110.1             92.8             92.5
   Purchases of common stock for treasury                                (819.7)          (340.7)          (524.9)
   Dividends paid                                                        (329.2)          (331.4)          (336.3)
   Other, net                                                             (19.6)            (8.3)            (2.8)
------------------------------------------------------------------------------------------------------------------
      Net Cash Used by Financing Activities                              (102.3)          (313.8)          (572.6)
------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Cash and Cash Equivalents                           21.7             (2.5)            (6.4)
Cash and Cash Equivalents - Beginning of Year                               3.9              6.4             12.8
------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents - End of Year                                $   25.6         $    3.9         $    6.4
==================================================================================================================
Cash Flow from Changes in Current Assets and Liabilities:
   Receivables                                                         $   11.2         $  (82.7)        $   23.7
   Inventories                                                            (51.4)           (28.7)           (26.4)
   Prepaid expenses and other current assets                               (4.9)             9.2              1.6
   Accounts payable                                                       (49.4)            44.7              4.0
   Other current liabilities                                              (31.1)           (35.8)            51.6
------------------------------------------------------------------------------------------------------------------
Changes in Current Assets and Liabilities                              $ (125.6)        $  (93.3)        $   54.5
==================================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                   $.10 Par Value Common Stock
                                                 (One Billion Shares Authorized)
                                            ------------------------------------------                       Accumulated
                                                   Issued                Treasury                   Unearned  Other Com-
                                            ------------------------------------------   Retained    Compen-  prehensive
In Millions, Except per Share Data            Shares     Amount     Shares      Amount   Earnings     sation       Income    Total
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 25, 1997                        408.3   $  578.0      (88.6)  $(1,501.9)  $1,535.4   $  (80.0)  $  (36.9)  $  494.6
===================================================================================================================================
Comprehensive Income:
   Net earnings                                                                             421.8                            421.8
   Other comprehensive income, net of tax:
      Unrealized gains on securities                                                                                8.2        8.2
      Foreign currency translation                                                                                 (9.5)      (9.5)
      Minimum pension liability
         adjustment                                                                                                (2.9)      (2.9)
-----------------------------------------------------------------------------------------------------------------------------------
   Other comprehensive income                                                                                      (4.2)      (4.2)
                                                                                                               --------------------
Total comprehensive income                                                                                                   417.6
-----------------------------------------------------------------------------------------------------------------------------------
Cash dividends declared ($1.06 per
   share), net of income taxes of $1.9                                                     (334.4)                          (334.4)
Stock compensation plans (includes
   income tax benefits of $39.2)                  --       29.3        4.8        83.9                                       113.2
Shares purchased                                                     (15.0)     (518.7)                                     (518.7)
Put and call option premiums/
   settlements, net                               --       12.3         --         1.0                                        13.3
Unearned compensation related to
   restricted stock awards                                                                              (7.3)                 (7.3)
Earned compensation and other                                                                           11.9                  11.9
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 31, 1998                        408.3   $  619.6      (98.8)  $(1,935.7)  $1,622.8   $  (75.4)  $  (41.1)  $  190.2
===================================================================================================================================
Comprehensive Income:
   Net earnings                                                                             534.5                            534.5
   Other comprehensive income, net of tax:
      Unrealized losses on securities                                                                              (3.2)      (3.2)
      Foreign currency translation                                                                                (11.0)     (11.0)
      Minimum pension liability
         adjustment                                                                                                (1.6)      (1.6)
-----------------------------------------------------------------------------------------------------------------------------------
   Other comprehensive income                                                                                     (15.8)     (15.8)
                                                                                                               --------------------
Total comprehensive income                                                                                                   518.7
-----------------------------------------------------------------------------------------------------------------------------------
Cash dividends declared ($1.08 per
   share), net of income taxes of $1.5                                                     (329.9)                          (329.9)
Stock compensation plans (includes
   income tax benefits of $33.6)                  --       29.8        4.0        77.3                                       107.1
Shares purchased                                                      (9.5)     (340.7)                                     (340.7)
Put and call option premiums/
   settlements, net                               --        8.5         --         3.8                                        12.3
Unearned compensation related to
   restricted stock awards                                                                              (9.6)                 (9.6)
Earned compensation and other                                                                           16.1                  16.1
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 30, 1999                        408.3   $  657.9     (104.3)  $(2,195.3)  $1,827.4   $  (68.9)  $  (56.9)  $  164.2
===================================================================================================================================
Comprehensive income:
   Net earnings                                                                             614.4                            614.4
   Other comprehensive income, net of tax:
      Unrealized losses on securities                                                                              (7.8)      (7.8)
      Foreign currency translation                                                                                (21.7)     (21.7)
      Minimum pension liability
         adjustment                                                                                                  .7         .7
-----------------------------------------------------------------------------------------------------------------------------------
   Other comprehensive income                                                                                     (28.8)     (28.8)
                                                                                                               --------------------
Total comprehensive income                                                                                                   585.6
-----------------------------------------------------------------------------------------------------------------------------------
Cash dividends declared ($1.10 per
   share), net of income taxes of $1.3                                                     (327.9)                          (327.9)
Stock compensation plans (includes
   income tax benefits of $38.7)                  --       24.6        4.6       101.6                                       126.2
Shares purchased                                                     (23.2)     (847.8)                                     (847.8)
Put and call option premiums/
   settlements, net                               --       (1.9)        --         6.6                                         4.7
Unearned compensation related to
   restricted stock awards                                                                             (13.2)                (13.2)
Earned compensation and other                                                                           19.4                  19.4
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 28, 2000                        408.3   $  680.6     (122.9)  $(2,934.9)  $2,113.9   $  (62.7)  $  (85.7)  $ (288.8)
===================================================================================================================================

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of the Consolidated Financial Statements in conformity with accounting principles that are generally accepted in the United States requires us to make estimates and assumptions that affect reported amounts of assets, liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain prior years' amounts have been reclassified to conform with the current year presentation.
   (A) PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the following domestic and foreign operations: parent company and 100 percent owned subsidiaries, and General Mills' investment in and share of net earnings or losses of 20-50 percent owned companies, which are recorded on an equity basis.
   Our fiscal year ends on the last Sunday in May. Years 2000 and 1999 each consisted of 52 weeks and 1998 consisted of 53 weeks.
   (B) LAND, BUILDINGS, EQUIPMENT AND DEPRECIATION - Buildings and equipment are depreciated over estimated useful lives, primarily using the straight-line method. Buildings are usually depreciated over 40 to 50 years and equipment over three to 15 years. The charges for 2000, 1999 and 1998 were $182.6 million, $171.6 million and $171.5 million, respectively. Accelerated depreciation methods generally are used for income tax purposes. When an item is sold or retired, the accounts are relieved of its cost and related accumulated depreciation; the resulting gains and losses, if any, are recognized.
   (C) INVENTORIES - Inventories are valued at the lower of cost or market. Certain domestic inventories are valued using the LIFO method, while other inventories are generally valued using the FIFO method.
   (D) INTANGIBLE ASSETS - Goodwill represents the difference between the purchase prices of acquired companies and the related fair values of net assets acquired and accounted for by the purchase method of accounting. Goodwill is amortized on a straight-line basis over 40 years or less. Intangible assets include an amount that offsets a minimum liability recorded for a pension plan with assets less than accumulated benefits. The costs of patents, copyrights and other intangible assets are amortized evenly over their estimated useful lives.
   (E) RECOVERABILITY OF LONG-LIVED ASSETS - We review long-lived assets, including identifiable intangibles and goodwill, for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is deemed impaired and written down to its fair value if estimated related future cash flows are less than its carrying amount.
   (F) FOREIGN CURRENCY TRANSLATION - For most foreign operations, local currencies are considered the functional currency. Assets and liabilities are translated using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates prevailing throughout the period. Translation effects are classified within Accumulated Other Comprehensive Income in Stockholders' Equity.
   (G) FINANCIAL INSTRUMENTS - See Note Eight for a descrip tion of our accounting policies related to financial instruments.
   (H) REVENUE RECOGNITION - We recognize sales upon shipment to our customers.
   (I) RESEARCH AND DEVELOPMENT - All expenditures for research and development are charged against earnings in the year incurred. The charges for 2000, 1999 and 1998 were $77.1 million, $70.0 million and $66.3 million, respectively.
   (J) ADVERTISING COSTS - Advertising expense (including production and communication costs) for 2000, 1999 and 1998 was $360.8 million, $348.3 million and $366.1 million, respectively. Prepaid advertising costs (including syndication properties) of $21.4 million and $21.9 million were reported as assets at May 28, 2000 and May 30, 1999, respectively. We expense the production costs of advertising the first time that the advertising takes place.
   (K) STOCK-BASED COMPENSATION - We use the intrinsic value method for measuring the cost of compensation paid in Company common stock. This method defines our cost as the excess of the stock's market value at the time of the grant over the amount that the employee is required to pay. Our stock option plans require that the employee's payment (i.e., exercise price) be the market value as of the grant date.


[LOGO] BETTY CROCKER

   (L) EARNINGS PER SHARE - Basic EPS is computed by dividing net earnings by the weighted average number of common shares outstanding. Diluted EPS includes the effect of all dilutive potential common shares (primarily related to stock options).
   (M) STATEMENTS OF CASH FLOWS - For purposes of the statement of cash flows, we consider all investments purchased with an original maturity of three months or less to be cash equivalents.
   (N) NEW ACCOUNTING RULES - During 1999, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires all derivatives to be recorded at fair value on the balance sheet and establishes new accounting rules for hedging. It will be effective for us in fiscal 2002, and we are assessing its impact on our consolidated financial statements.

2. SUBSEQUENT EVENT

On July 16, 2000, the Company and Diageo plc (Diageo) entered into a merger agreement, under which the Company expects to acquire Diageo's worldwide Pillsbury operations. The transaction will be accounted for as a purchase. Under the terms of the agreement, the Company will acquire Pillsbury in a stock-for-stock exchange. The consideration to Diageo will include 141 million shares of the Company's common stock and the assumption of $5.14 billion of Pillsbury debt. Up to $642 million of the total transaction value may be repaid to the Company at the first anniversary of the closing, depending on the Company's stock price at that time. The total consideration for the transaction (exclusive of direct acquisition costs) is estimated at approximately $10.5 billion. The transaction has been approved by the boards of directors of both companies, and is subject to regulatory review and approval by both companies' shareholders. The transaction is expected to close late in calendar 2000. The Company's results will include Pillsbury's operations beginning with the closing date.

3. ACQUISITIONS

On Jan. 13, 2000, we acquired Small Planet Foods of Sedro-Woolley, Wash. Small Planet Foods is a leading producer of branded organic food products marketed under the CASCADIAN FARM and MUIR GLEN trademarks. On Aug. 12, 1999, we acquired Gardetto's Bakery, Inc. of Milwaukee, Wis. Gardetto's is a leading national marketer of baked snack mixes and flavored pretzels. On June 30, 1999, we acquired certain grain elevators and related assets from Koch Agriculture Company. The aggregate purchase price of these acquisitions, which were accounted for using the purchase method, was approximately $227 million, subject to adjustments. Goodwill of $153 million associated with these acquisitions is being amortized on a straight-line basis over 40 years. The results of the acquired businesses have been included in the consolidated financial statements since their respective acquisition dates. Our fiscal 2000 financial results would not have been materially different if we had made these acquisitions at the beginning of the fiscal year.
   On Feb. 10, 1999, we acquired Farmhouse Foods Company of Union City, Calif., a West Coast marketer of rice and pasta side-dish mixes. On Jan. 15, 1999, we acquired Lloyd's Barbeque Company of St. Paul, Minn., a producer of refrigerated entrees. The aggregate purchase price of these acquisitions, both of which were accounted for using the purchase method, totaled approximately $130 million. Goodwill of $113 million associated with these acquisitions is being amortized on a straight-line basis over 40 years. The results of the acquired businesses have been included in the consolidated financial statements since their respective acquisition dates.

4. UNUSUAL ITEMS

In 1999, we recorded restructuring charges of $51.6 million pretax, $32.3 million after tax ($.10 per diluted share), primarily related to streamlining manufacturing and distribution activities. These supply chain actions included consolidating manufacturing of certain products into fewer locations, and consolidating warehouse, dis tribution and sales activities across our packaged food, foodservice and milling operations. In addition, the 1999 charge included our share of restructuring costs for the Snack Ventures Europe (SVE) joint venture with PepsiCo to improve its manufacturing cost structure. Slightly more than half of the total charge reflected write-down of assets; the remaining cash portion was primarily related to severance and asset redeployment expenses. These restructuring activities were substantially completed at the end of fiscal 2000. At May 28, 2000, there was a remaining reserve of $7.2 million.

   In 1998, we recorded a net charge of $166.4 million pretax, $100.2 million after tax ($.31 per diluted share). The charge was primarily related to shutting down one cereal system at our Lodi, Calif., facility and closing our two smallest cereal plants based in Chicago, Ill., and Etobicoke, Ontario. In addition, our SVE joint venture recorded restructuring charges primarily related to production consolidation. We also recorded charges associated with restructuring our sales regions and our trade and promotion organization. These charges were partially offset by an insurance settlement from one of our carriers related to costs incurred in fiscal 1995 and 1996 (charged against fiscal 1994) from the improper use of a pesticide by an independent contractor in treating some of the Company's oat supplies. The net charge included approximately $147 million in non-cash items primarily related to asset write-offs and approximately $19 million of net cash outflows, primarily related to disposal of assets, severance costs and the receipt of the insurance settlement. These restructuring activities were substantially completed in fiscal 1999 and there has been no adjustment to the original reserve. At May 28, 2000, there was a remaining reserve of $3.2 million.

5. INVESTMENTS IN JOINT VENTURES

We have a 50 percent equity interest in Cereal Partners Worldwide (CPW), our joint venture with Nestle that manufactures and markets ready-to-eat cereals outside North America. We have a 40.5 percent equity interest in Snack Ventures Europe, our joint venture with PepsiCo that manufactures and markets snack foods in continental Europe. In late fiscal 1999, decisions were made to end the International Dessert Partners (IDP) joint venture with Bestfoods for baking mixes and desserts in Latin America, and the snack joint venture in China with Want Want Holdings Ltd., called Tong Want, which had not yet begun operating. These decisions did not have a material impact on our financial position, results of operations or cash flows.
   The joint ventures are reflected in our financial statements on an equity accounting basis. We record our share of the earnings or losses of these joint ventures. (The table that follows in this note reflects the joint ventures on a 100 percent basis.) We also receive royalty income from these joint ventures, incur various expenses (primarily research and development) and record the tax impact of certain of the joint venture operations that are structured as partnerships. Including all these factors, and excluding the impact of fiscal 1999 and 1998 SVE restructuring charges, which are included in unusual items, earnings (losses) from joint ventures were $3.3 million, $(8.2) million and $(2.9) million in 2000, 1999 and 1998, respectively.
   Our cumulative investment in these joint ventures (including our share of earnings and losses) was $197.8 million, $189.4 million and $214.3 million at the end of 2000, 1999 and 1998, respectively. We made aggregate investments in the joint ventures of $29.5 million (net of a $5.6 million loan repayment), $18.3 million and $6.8 million (net of a $20.9 million loan repayment) in 2000, 1999 and 1998, respectively. We received aggregate dividends from the joint ventures of $5.1 million, $1.6 million and $.9 million in 2000, 1999 and 1998, respectively.
   Summary combined financial information for the joint ventures on a 100 percent basis follows. Since we record our share of CPW results on a two-month lag, CPW information is included as of and for the 12 months ended March 31. The SVE information is consistent with our May year-end. IDP results are as of and for the 12 months ended March 31 for the years 1998 and 1999, and IDP activity for fiscal 2000 is included for the period of time until the joint venture ceased operation in September 1999.

COMBINED FINANCIAL INFORMATION -
JOINT VENTURES - 100% BASIS

In Millions, Fiscal Year                         2000         1999         1998
--------------------------------------------------------------------------------
Sales                                        $1,823.9     $1,833.5     $1,732.5
Gross Profit                                  1,012.5        981.8        907.7
Earnings (losses)
   before Taxes                                  (4.1)       (13.2)        20.1
Earnings (losses)
   after Taxes                                  (21.7)       (35.0)        (6.3)
================================================================================

In Millions                                        MAY 28, 2000    May 30, 1999
--------------------------------------------------------------------------------
Current Assets                                           $494.3          $473.8
Non-current Assets                                        682.2           738.1
Current Liabilities                                       723.7           703.6
Non-current Liabilities                                     4.6            36.2
================================================================================


[LOGO] CHEX(R) BRAND

   Our proportionate share of the sales of the joint ventures was $824.6 million, $826.3 million and $780.7 million for 2000, 1999 and 1998, respectively.

6. BALANCE SHEET INFORMATION

The components of certain balance sheet accounts are as follows:

In Millions                                        MAY 28, 2000    May 30, 1999
--------------------------------------------------------------------------------
Land, Buildings and Equipment:
   Land                                                $   23.2        $   16.0
   Buildings                                              620.8           542.3
   Equipment                                            2,117.8         1,912.5
   Construction in progress                               187.4           248.1
--------------------------------------------------------------------------------
      Total land, buildings
         and equipment                                  2,949.2         2,718.9
   Less accumulated depreciation                       (1,544.3)       (1,424.2)
      Net land, buildings
         and equipment                                 $1,404.9        $1,294.7
================================================================================
Other Assets:
   Prepaid pension                                     $  593.7        $  528.1
   Marketable securities,
      at market                                           148.1           152.4
   Investments in and
      advances to affiliates                              195.7           180.8
   Net intangible assets,
      primarily goodwill                                  870.3           722.0
   Miscellaneous                                          170.7           160.2
--------------------------------------------------------------------------------
      Total other assets                               $1,978.5        $1,743.5
================================================================================

   Accumulated amortization included in net intangible assets was $111.3 million and $85.1 million at May 28, 2000, and May 30, 1999, respectively.
   As of May 28, 2000, a comparison of cost and market values of our marketable securities (which are debt and equity securities) was as follows:

                                                    Market     Gross      Gross
In Millions                                Cost      Value      Gain       Loss
--------------------------------------------------------------------------------
Held to maturity:
   Debt securities                       $  3.4     $  3.4    $   --     $   --
   Equity securities                        1.6        1.6        --         --
--------------------------------------------------------------------------------
      Total                              $  5.0     $  5.0    $   --     $   --
================================================================================
Available for sale:
   Debt securities                       $104.3     $139.2    $ 35.1     $  (.2)
   Equity securities                        3.1        3.9        .8         --
--------------------------------------------------------------------------------
      Total                              $107.4     $143.1    $ 35.9     $  (.2)
================================================================================

   Realized gains from sales of marketable securities were $2.5 million, $.9 million and $.1 million in 2000, 1999 and 1998, respectively. In addition, realized losses from purchases of our related debt (see Note Ten) were $2.2 million and $.8 million in 2000 and 1999, respectively. The aggregate unrealized gains and losses on available-for-sale securities, net of tax effects, are classified in Accumulated Other Comprehensive Income within Stockholders' Equity.
   Scheduled maturities of our marketable securities are as follows:

                                        Held to Maturity     Available for Sale
--------------------------------------------------------------------------------
                                                  Market                 Market
In Millions                               Cost     Value        Cost      Value
--------------------------------------------------------------------------------
Under one year (current)                  $ --      $ --      $   .1     $   .1
From 1 to 3 years                           --        --          .4         .4
From 4 to 7 years                           --        --        37.6       45.5
Over 7 years                               3.4       3.4        66.2       93.2
Equity Securities                          1.6       1.6         3.1        3.9
--------------------------------------------------------------------------------
   Totals                                 $5.0      $5.0      $107.4     $143.1
================================================================================

7. INVENTORIES

The components of inventories are as follows:

In Millions                                        MAY 28, 2000    May 30, 1999
--------------------------------------------------------------------------------
Raw materials, work in
   process and supplies                                  $119.1          $100.8
Finished goods                                            322.3           286.2
Grain                                                     101.5            73.7
Reserve for LIFO valuation method                         (32.4)          (34.0)
--------------------------------------------------------------------------------
   Total inventories                                     $510.5          $426.7
================================================================================

   At May 28, 2000 and May 30, 1999, respectively, inventories of $298.7 million and $254.5 million were valued at LIFO. The impact of LIFO accounting had negligible impact on 2000 earnings and increased 1999 and 1998 earnings by $.01 and $.02 per diluted share, respectively.


[LOGO] WHEATIES(R)

8. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

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

                                        MAY 28, 2000            May 30, 1999
--------------------------------------------------------------------------------
                                    CARRYING       FAIR     Carrying       Fair
In Millions                           AMOUNT      VALUE       Amount      Value
--------------------------------------------------------------------------------
Assets:
   Cash and
      cash equivalents              $   25.6   $   25.6     $    3.9   $    3.9
   Receivables                         500.6      500.6        490.6      490.6
   Marketable securities               148.1      148.1        152.4      152.4
Liabilities:
   Accounts payable                    641.5      641.5        647.4      647.4
   Debt                              3,259.6    3,309.3      2,317.3    2,406.6
Derivatives relating to:
   Marketable securities                  --         --           --         --
   Debt                                   --       30.8           --       26.6
   Commodities                            --         .3           --       (3.2)
   Foreign currencies                     --         .2           --        (.4)
================================================================================

   Each derivative transaction we enter into is designated at inception as a hedge of risks associated with specific assets, liabilities or future commitments and is monitored to determine if it remains an effective hedge. The effectiveness of the derivative as a hedge is based on changes in its market value or cash flows being highly correlated with changes in market value or cash flows of the underlying hedged item. We do not enter into or hold derivatives for trading or speculative purposes.
   We use derivative instruments to reduce financial risk in three areas: interest rates, foreign currency and commodities. The notional amounts of derivatives do not represent actual amounts exchanged by the parties and, thus, are not a measure of the exposure of the Company through its use of derivatives. We enter into interest rate swap, foreign exchange, and commodity swap agreements with a diversified group of highly rated counterparties. Commodity futures transactions are entered into through various regulated exchanges. These transactions expose the Company to credit risk to the extent that the instruments have a positive fair value, but we have not experienced any material losses nor do we anticipate any losses. The Company does not have a significant concentration of risk with any single party or group of parties in any of its financial instruments.
   (1) INTEREST RATE RISK MANAGEMENT - We use interest rate swaps to hedge and/or lower financing costs, to adjust our floating- and fixed-rate debt positions, and to lock in a positive interest rate spread between certain assets and liabilities. An interest rate swap used in conjunction with a debt financing may allow the Company to create fixed- or floating-rate financing at a lower cost than with stand-alone financing. Generally, under interest rate swaps, the Company agrees with a counterparty to exchange the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount.
   The following table indicates the types of swaps used to hedge various assets and liabilities, and their weighted average interest rates. Average variable rates are based on rates as of the end of the reporting period. The swap contracts mature during time periods ranging from 2001 to 2023.

                                         MAY 28, 2000           May 30, 1999
--------------------------------------------------------------------------------
Dollars in Millions                   ASSET    LIABILITY     Asset    Liability
--------------------------------------------------------------------------------
Pay floating swaps -
   notional amount                       --       $184.9        --       $ 70.0
      Average receive rate               --          6.8%       --          6.1%
      Average pay rate                   --          6.8%       --          4.8%
Pay fixed swaps -
   notional amount                       --       $316.5        --       $216.5
      Average receive rate               --          6.7%       --          4.9%
      Average pay rate                   --          5.7%       --          5.2%
Basis swaps -                            --       $ 49.0        --           --
      Average receive rate               --          6.6%       --           --
      Average pay rate                   --          6.7%       --           --
================================================================================


[LOGO] FRUIT ROLL-UPS(R)

   The interest rate differential on interest rate swaps used to hedge existing assets and liabilities is recognized as an adjustment of interest expense or income over the term of the agreement.
   The Company uses interest rate options and cap agreements primarily to reduce the impact of interest rate changes on its floating-rate debt, as well as to hedge the value of call options contained in long-term debt issued by the Company in earlier periods. In return for an upfront payment, an interest rate swap option grants the purchaser the right to receive (pay) the fixed-rate interest amount in an interest rate swap. In return for an upfront payment, a cap agreement entitles the purchaser to receive the amount, if any, by which an agreed upon floating-rate index exceeds the cap interest rate. At May 28, 2000, we had no interest rate options outstanding.
   (2) FOREIGN CURRENCY EXPOSURE - We are exposed to potential losses from foreign currency fluctuations affecting net investments and earnings denominated in foreign currencies. We selectively hedge the potential effect of these foreign currency fluctuations related to operating activities and net investments in foreign operations by entering into foreign exchange contracts with highly rated financial institutions. Realized and unrealized gains and losses on hedges of firm commitments are included in the cost basis of the asset being hedged and are recognized as the asset is expensed through cost of goods sold or depreciation. Realized and unrealized gains and losses on contracts that hedge other operating activities are recognized currently in net earnings. Realized and unrealized gains and losses on contracts that hedge net investments are recognized in Accumulated Other Comprehensive Income in Stockholders' Equity.
   The components of our net balance sheet exposure by geographic region are as follows:

In Millions                                        MAY 28, 2000    May 30, 1999
--------------------------------------------------------------------------------
Europe                                                   $153.3          $130.9
North/South America                                        27.0            28.5
Asia                                                       10.6             1.0
--------------------------------------------------------------------------------
   Total exposure                                        $190.9          $160.4
================================================================================

   At May 28, 2000, we had forward and option contracts maturing in 2001 to sell $81.5 million of foreign currencies. The fair value of these contracts is based on market quotes and was immaterial at May 28, 2000.
   (3) COMMODITIES - The Company uses an integrated set of financial instruments in its commodity purchasing cycle, including purchase orders, noncancelable contracts, futures contracts, futures options and swaps. Except as described below, these instruments are all used to manage purchase prices and inventory values as practical for the Company's production needs. To the extent possible, the Company hedges the risk associated with adverse price movements using exchange-traded futures and options, forward cash contracts and over-the-counter hedging mechanisms. Unrealized gains and losses are recorded monthly and deferred until the production flows through cost of goods sold. The net gains and losses deferred and expensed are immaterial. At May 28, 2000 and May 30, 1999, the aggregate fair value of our ingredient and energy derivatives position was $137.4 million and $153.0 million, respectively.
   The Company also has a grain-merchandising operation, which uses cash contracts, futures contracts and futures options. All futures contracts and futures options are exchange-based instruments with ready liquidity and determinable market values. Neither results of operations nor the year-end positions from our grain merchandising operation was material to the Company's overall results.

9. NOTES PAYABLE

The components of notes payable and their respective weighted average interest rates at the end of the periods are as follows:

                                         MAY 28, 2000           May 30, 1999
--------------------------------------------------------------------------------
                                                WEIGHTED               Weighted
                                                 AVERAGE                Average
                                        NOTES   INTEREST       Notes   Interest
Dollars in Millions                   PAYABLE       RATE     Payable       Rate
--------------------------------------------------------------------------------
U.S. commercial paper                $1,043.2        6.3%    $ 652.9        4.9%
Canadian commercial
   paper                                 23.4        5.5        22.8        4.6
Euro commercial paper                    43.0        4.2       158.9        4.0
Financial institutions                  456.2        6.3       169.8        4.8
Amounts reclassified
   to long-term debt                   (480.0)        --      (480.0)        --
--------------------------------------------------------------------------------
     Total notes payable             $1,085.8                $ 524.4
================================================================================

   See Note Eight for a description of related interest rate derivative instruments.

   To ensure availability of funds, we maintain bank credit lines sufficient to cover our outstanding short-term borrowings. As of May 28, 2000, we had $1,500 million fee-paid lines and $63.5 million uncommitted, no-fee lines available in the U.S. and Canada.
   We have a revolving credit agreement expiring in January 2002 covering the fee-paid credit lines that provides us with the ability to refinance short-term borrowings on a long-term basis; accordingly, a portion of our notes payable has been reclassified to long-term debt.

10. LONG-TERM DEBT

In Millions                                        MAY 28, 2000    May 30, 1999
--------------------------------------------------------------------------------
Medium-term notes, 4.8% to
   9.1%, due 2000 to 2078                              $1,395.8        $1,005.6
7.0% notes due
   September 15, 2004                                     158.9           160.9
Zero coupon notes, yield 11.1%,
   $263.0 due August 15, 2013                              63.5            59.4
Zero coupon notes, yield 11.7%,
   $54.9 due August 15, 2004                               34.1            35.1
8.2% ESOP loan guaranty,
   due through June 30, 2007                               39.8            49.0
Notes payable, reclassified (Note 9)                      480.0           480.0
Other                                                       1.7             2.9
--------------------------------------------------------------------------------
                                                        2,173.8         1,792.9

Less amounts due within one year                         (413.5)          (90.5)
--------------------------------------------------------------------------------
      Total long-term debt                             $1,760.3        $1,702.4
================================================================================

   See Note Eight for a description of related interest rate derivative instruments.
   As of May 28, 2000, our debt shelf registration permits the issuance of up to $284.0 million net proceeds in unsecured debt securities to reduce short-term debt and for other general corporate purposes, and includes a medium-term note program that allows us to issue debt quickly for selected amounts, rates and maturities.
   In 2000, we issued $498.0 million of debt under our medium-term note program with maturities varying from one to six years and interest rates from 6.7% to 7.1%. In 1999, $199.7 million of debt was issued under this program with maturities from five to 80 years and interest rates from 4.7% to 6.3%.
   The Company has guaranteed the debt of the Employee Stock Ownership Plan; therefore, the loan is reflected on our consolidated balance sheets as long-term debt with a related offset in Unearned Compensation in Stockholders' Equity.
   The sinking fund and principal payments due on long-term debt are (in millions) $413.5, $174.4, $96.6, $81.2 and $214.1 in 2001, 2002, 2003, 2004 and
2005, respectively. The 2005 amount is exclusive of $20.8 million of interest yet to be accreted on the zero coupon notes. The notes payable that are reclassified under our revolving credit agreement are not included in these principal payments.
   Our marketable securities (see Note Six) include zero coupon U.S. Treasury securities. These investments are intended to provide the funds for the payment of principal and interest for the zero coupon notes due Aug. 15, 2004 and Aug. 15, 2013.

11. STOCKHOLDERS' EQUITY

Cumulative preference stock of 5.0 million shares, without par value, is authorized but unissued.
   On Sept. 27, 1999, the Board of Directors declared a two-for-one stock split effected in the form of a 100 per cent stock dividend whereby each shareholder received one additional share of General Mills common stock on Nov. 8, 1999, for each share owned at the close of business on Oct. 8, 1999. Information throughout these financial statements is restated for the stock split, to present all data on a consistent and comparable basis.
   We have a shareholder rights plan that entitles each outstanding share of common stock to one right. Each right entitles the holder to purchase one two-hundredths of a share of cumulative preference stock (or, in certain circumstances, common stock or other securities), exercisable upon the occurrence of certain events. The rights are not transferable apart from the common stock until a person or group has acquired 20 percent or more, or makes a tender offer for 20 percent or more, of the common stock, in which case each right will entitle the holder (other than the acquirer) to receive, upon exercise, common stock of either the Company or the acquiring company having a market value equal to two times the exercise price of the right. The initial exercise price is $120 per right. The rights are redeemable by the Board


[LOGO] BETTER CROCKER CHICKEN HELPER(R) at any time prior to the acquisition of 20 percent or more of the outstanding common stock. The shareholder rights plan has been specifically amended so that the transaction described in Note Two will not trigger the exercisability of the rights. The rights expire on Feb. 1, 2006. At May 28, 2000, there were 285.4 million rights issued and outstanding.
   The Board of Directors has authorized the repurchase, from time to time, of common stock for our treasury, provided that the number of shares held in treasury shall not exceed 170.0 million.
   Through private transactions in fiscal 2000 and 1999 that are a part of our stock repurchase program, we issued put options and purchased call options related to our common stock. In 2000 and 1999, we issued put options for 22.8 million and 17.0 million shares for $38.0 million and $25.8 million in premiums paid to the Company, respectively. As of May 28, 2000, put options for 19.1 million shares remained outstanding at exercise prices ranging from $29.00 to $40.88 per share with exercise dates from June 2, 2000 to Oct. 19, 2001. In 2000 and 1999, we purchased call options for 7.6 million and 4.1 million shares for $27.3 million and $11.5 million in premiums paid by the Company, respectively. As of May 28, 2000, call options for 8.1 million shares remained outstanding at exercise prices ranging from $31.19 to $40.00 per share with exercise dates from May 31, 2000 to July 31, 2001.
   The following table provides detail of activity within Accumulated Other Comprehensive Income in Stockholders' Equity:

                                                         Minimum    Accumulated
                                 Foreign  Unrealized     Pension          Other
                                Currency     Gain on   Liability  Comprehensive
In Millions                        Items  Securities  Adjustment         Income
--------------------------------------------------------------------------------
Balance at
   May 25, 1997                  $ (58.9)      $24.7      $ (2.7)        $(36.9)
--------------------------------------------------------------------------------
Pre-tax change                      (9.5)       13.4        (4.8)           (.9)
Tax (expense)
   benefit                            --        (5.2)        1.9           (3.3)
--------------------------------------------------------------------------------
Balance at
   May 31, 1998                    (68.4)       32.9        (5.6)         (41.1)
--------------------------------------------------------------------------------
Pre-tax change                     (12.2)       (5.3)       (2.6)         (20.1)
Tax benefit                          1.2         2.1         1.0            4.3
--------------------------------------------------------------------------------
Balance at
   May 30, 1999                    (79.4)       29.7        (7.2)         (56.9)
--------------------------------------------------------------------------------
Pre-tax change                     (25.2)      (12.5)        1.1          (36.6)
Tax (expense)
   benefit                           3.5         4.7         (.4)           7.8
--------------------------------------------------------------------------------
 BALANCE AT
 MAY 28, 2000                    $(101.1)      $21.9       $(6.5)        $(85.7)
================================================================================

12. STOCK PLANS

A total of 14,459,734 shares are available for grants under our 1995 salary replacement, 1996 director and 1998 senior management stock plans through Sept. 30, 2000, Sept. 30, 2001, and Oct. 1, 2003, respectively. An additional 14,449,324 shares are available for grants under the 1998 employee plan, which has no specified duration. Under the 1998 senior management and employee plans, shares available for grant are reduced by shares issued, net of shares surrendered to the Company in stock-for-stock exercises. Options may be priced only at 100 percent of the fair market value on the date of grant. Options now outstanding include some granted under the 1988, 1990 and 1993 option plans, under which no further rights may be granted. All options expire within 10 years and one month after the date of grant. The stock plans provide for full vesting of options upon completion of specified service periods, or in the event there is a change of control.
   Stock subject to a restricted period and a purchase price, if any (as determined by the Compensation Committee of the Board of Directors), may be granted to key employees under the 1998 employee plan and, up to 25 percent of the value of cash incentive awards, through the Executive Incentive Plan. Most restricted stock awards require the employee to deposit personally owned shares (on a one-for-one basis) with the Company during the restricted period. The 1996 plan allows each non-employee director to annually elect to receive either 1,000 shares of stock restricted for one year or 1,000 restricted stock units convertible to common stock at a date of the director's choosing following his or her one-year term. The 1990 plan also allowed grants of restricted stock to directors. In 2000, 1999 and 1998, grants of 330,229, 301,944 and 256,932 shares of restricted stock or units were made with weighted average values at grant of $38.49, $33.53 and $32.80 per share, respectively. On May 28, 2000, a total of 920,975 restricted shares and units were outstanding under all plans.



                                                [LOGO] CINNAMON TOAST CRUNCH (R)

   The 1988 plan permitted the granting of performance units corresponding to stock options granted. The value of performance units was determined by return on equity and growth in earnings per share measured against preset goals over three-year performance periods. For seven years after a performance period, holders may elect to receive the value of performance units (with interest) as an alternative to exercising corresponding stock options. On May 28, 2000, there were 548,968 options outstanding with corresponding performance unit accounts. The value of these options exceeded the value of the performance unit accounts.
   The following table contains information on stock option activity:

                                             Weighted                  Weighted
                                              Average                   Average
                                             Exercise                  Exercise
                                  Options       Price       Options       Price
                              Exercisable   per Share   Outstanding   per Share
--------------------------------------------------------------------------------
Balance at
   May 25, 1997                23,899,200      $21.27    49,601,310      $23.95
     Granted                                              6,371,566       36.55
     Exercised                                           (5,460,622)      15.96
     Expired                                               (473,048)      26.25
--------------------------------------------------------------------------------
Balance at
   May 31, 1998                24,088,340       23.82    50,039,206       26.41
     Granted                                              8,152,008       34.64
     Exercised                                           (4,373,240)      19.82
     Expired                                               (742,130)      29.45
--------------------------------------------------------------------------------
Balance at
   May 30, 1999                24,232,068       25.05    53,075,844       28.17
     Granted                                             11,444,741       37.49
     Exercised                                           (5,678,830)      21.82
     Expired                                               (551,905)      33.42
--------------------------------------------------------------------------------
 BALANCE AT
   MAY 28, 2000                25,412,023      $26.40    58,289,850      $30.57
================================================================================

   The following table provides information regarding options exercisable and outstanding as of May 28, 2000:

                                  Weighted                Weighted     Weighted
Range of                           Average                 Average      Average
Exercise                          Exercise                Exercise    Remaining
Price                  Options   Price per      Options  Price per  Contractual
per Share          Exercisable       Share  Outstanding      Share  Life (years)
--------------------------------------------------------------------------------
Under $20              886,052      $17.60      886,052     $17.60          .34
$20-$25              8,112,888       22.92    8,120,644      22.92         3.46
$25-$30             12,115,299       26.70   19,110,675      26.63         4.11
$30-$35              3,361,733       31.90   16,885,182      32.84         8.16
$35-$40                 54,307       35.97    8,287,395      37.39         8.15
Over $40               881,744       41.49    4,999,902      41.38         9.25
--------------------------------------------------------------------------------
                    25,412,023      $26.40   58,289,850     $30.57         6.15
================================================================================

   Stock-based compensation expense related to restricted stock for 2000, 1999 and 1998 was $9.1 million, $7.0 million and $6.0 million, respectively, using the "intrinsic value-based method" of accounting for stock-based compensation plans. Effective with 1997, we adopted the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 allows either a fair value-based method or an intrinsic value-based method of accounting for such compensation plans. Had compensation expense for our stock option plan grants been determined using the fair value-based method, net earnings, basic earnings per share and diluted earnings per share would have been approximately $575.1 million, $1.92 and $1.89, respectively, for 2000; $513.1 million, $1.67 and $1.64 respectively, for 1999; and $406.1 million, $1.28 and $1.26, respectively, for 1998. These pro forma amounts are not likely to be representative of the pro forma effects of stock-options in future years since the amounts exclude the pro forma cost for options granted before fiscal 1996. The weighted average fair values at grant date of the options granted in 2000, 1999 and 1998 were estimated as $8.89, $6.28 and $8.29, respectively, using the Black-Scholes option-pricing model with the following weighted average assumptions:

Fiscal Year                                            2000      1999      1998
--------------------------------------------------------------------------------
Risk-free interest rate                                6.3%      5.2%      6.1%
Expected life                                       7 YEARS   7 years   7 years
Expected volatility                                     18%       18%       18%
Expected dividend
   growth rate                                           8%        8%        8%
================================================================================

   The Black-Scholes model requires the input of highly subjective assumptions and may not necessarily provide a reliable measure of fair value.

13. EARNINGS PER SHARE

Basic and diluted earnings per share (EPS) were calculated using the following:

In Millions, Fiscal Year                               2000      1999      1998
--------------------------------------------------------------------------------
Net Earnings                                         $614.4    $534.5    $421.8
--------------------------------------------------------------------------------
Average number of common
   shares - basic EPS                                 299.1     306.5     316.3
--------------------------------------------------------------------------------
Incremental share effect from:
   Stock options                                        7.7       8.1       8.2
   Restricted stock, stock
      rights and puts                                    .5        .1        .1
--------------------------------------------------------------------------------
Average number of common
   shares - diluted EPS                               307.3     314.7     324.6
================================================================================

   The diluted EPS calculation does not include 8.9 million, 2.8 million, and
2.2 million average anti-dilutive stock options, nor does it include 7.7 million, 4.1 million and 4.7 million average anti-dilutive put options in 2000, 1999 and 1998 respectively.

14. INTEREST EXPENSE

The components of net interest expense are as follows:

In Millions, Fiscal Year                               2000      1999      1998
--------------------------------------------------------------------------------
Interest expense                                     $168.3    $133.6    $130.3
Capitalized interest                                   (2.3)     (2.7)      (.7)
Interest income                                       (14.1)    (11.5)    (12.4)
--------------------------------------------------------------------------------
   Interest, net                                     $151.9    $119.4    $117.2
================================================================================

   During 2000, 1999 and 1998, we paid interest (net of amount capitalized) of $167.3 million, $130.1 million and $117.2 million, respectively.

15. RETIREMENT AND OTHER POSTRETIREMENT BENEFIT PLANS

We have defined-benefit retirement plans covering most employees. Benefits for salaried employees are based on length of service and final average compensation. The hourly plans include various monthly amounts for each year of credited service. Our funding policy is consistent with the requirements of federal law. Our principal retirement plan covering salaried employees has a provision that any excess pension assets would vest in plan participants if the plan is terminated within five years of a change in control.
   We sponsor plans that provide health care benefits to the majority of our retirees. The salaried health care benefit plan is contributory, with retiree contributions based on years of service. We fund related trusts for certain employees and retirees on an annual basis.
   Trust assets related to the above plans consist principally of listed equity securities, corporate obligations and U.S. government securities.
   Reconciliation of the funded status of the plans and the amounts included in the balance sheet is as follows:

                                                          Postretirement
                                      Pension Plans        Benefit Plans
-------------------------------------------------------------------------
In Millions                          2000       1999      2000      1999
-------------------------------------------------------------------------
FAIR VALUE OF PLAN
   ASSETS
-------------------------------------------------------------------------
   Beginning fair
      value                      $1,417.1   $1,384.6    $218.6    $194.7
   Actual return on
      assets                        223.7       89.1      22.7      26.3
   Company
      contributions                   2.1        4.3        .3       9.5
   Plan participant
      contributions                    --         --       2.5       2.1
   Benefits paid from
      plan assets                   (64.5)     (60.9)    (14.1)    (14.0)
-------------------------------------------------------------------------
   Ending Fair Value             $1,578.4   $1,417.1    $230.0    $218.6
=========================================================================
PROJECTED BENEFIT
   OBLIGATION
-------------------------------------------------------------------------
   Beginning obligations         $  956.3   $  951.5    $231.5    $221.6
   Service cost                      20.0       19.4       6.4       6.4
   Interest cost                     69.5       64.6      17.3      16.0
   Plan amendment                     1.8         --      (2.5)       --
   Plan participant
      contributions                    --         --       2.5       2.2
   Actuarial loss (gain)            (25.6)     (18.3)    (10.3)      (.2)
   Actual benefits
      paid                          (64.5)     (60.9)    (14.1)    (14.5)
-------------------------------------------------------------------------
Ending Obligations               $  957.5   $  956.3    $230.8    $231.5
=========================================================================
FUNDED STATUS
   OF PLANS                      $  620.9   $  460.8    $  (.8)   $(12.9)
-------------------------------------------------------------------------
   Unrecognized
      actuarial loss (gain)         (55.7)      53.0      (7.3)      6.3
   Unrecognized prior
      service costs
      (credits)                      41.0       45.1      (7.0)     (7.0)
   Unrecognized
      transition (asset)
      obligations                   (33.1)     (47.5)       --        --
-------------------------------------------------------------------------
Net Amount
   Recognized                    $  573.1   $  511.4    $(15.1)   $(13.6)
-------------------------------------------------------------------------
AMOUNTS
   RECOGNIZED ON
   BALANCE SHEET
-------------------------------------------------------------------------
   Prepaid asset                 $  593.7   $  528.1    $ 67.4    $ 58.7
   Accrued liability                (32.8)     (31.3)    (82.5)    (72.3)
   Intangible asset                   1.6        2.9
   Minimum liability
      adjustment
      in equity                      10.6       11.7
-------------------------------------------------------------------------
Net                              $  573.1   $  511.4    $(15.1)   $(13.6)
=========================================================================


                               [LOGO] 100% NATURAL
                                NATURE VALLEY(R)

   Plans with obligations in excess of plan assets:

                                                                 Postretirement
                                             Pension Plans        Benefit Plans
--------------------------------------------------------------------------------
In Millions                                  2000     1999       2000      1999
--------------------------------------------------------------------------------
Accumulated benefit
   obligation                               $32.8    $31.3     $133.0    $125.3
Plan assets at fair
   value                                       --       --       30.5      31.4
================================================================================

   Assumptions as of year-end are:

                                                                 Postretirement
                                             Pension Plans        Benefit Plans
--------------------------------------------------------------------------------
                                             2000     1999       2000      1999
--------------------------------------------------------------------------------
Discount rate                                8.25%     7.5%      8.25%      7.5%
Rate of return on
   plan assets                               10.4     10.4       10.0      10.0
Salary increases                              4.4      4.4         --        --
Annual increase in
   cost of benefits                            --       --        7.3       6.9
================================================================================

   The annual increase in cost of postretirement benefits is assumed to decrease gradually in future years, reaching an ultimate rate of 5.2 percent in the year 2005.
   Components of net benefit (income) or expense each year are as follows:

                                                             Postretirement
                                  Pension Plans              Benefit Plans
--------------------------------------------------------------------------------
In Millions                 2000      1999      1998     2000     1999     1998
--------------------------------------------------------------------------------
Service cost             $  20.0   $  19.4   $  14.7   $  6.4   $  6.4   $  4.5
Interest cost               69.5      64.6      62.4     17.3     16.0     14.4
Expected return
   on plan
   assets                 (142.3)   (127.9)   (114.5)   (21.9)   (19.4)   (16.1)
Amortization of
   transition
   asset                   (14.4)    (14.4)    (14.4)      --       --       --
Amortization of
   (gains) losses            1.5       4.4        .7      1.3      1.5       .2
Amortization of
   prior service
   costs (credits)           5.9       4.9       5.0     (2.5)    (2.2)    (2.3)
Settlement or
   curtailment
   losses                     --        --       6.1       --       --      4.3
--------------------------------------------------------------------------------
   Net (Income)
      Expense            $ (59.8)  $ (49.0)  $ (40.0)  $   .6   $  2.3   $  5.0
================================================================================

   The settlement or curtailment losses were recorded in fiscal 1998 as part of the restructuring charge described in Note Four.
   Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement benefit plans. If the health care cost trend rate increased by 1 percentage point in each future year, the aggregate of the service and interest cost components of postretirement expense would increase for 2000 by $3.5 million and the postretire ment accumulated benefit obligation as of May 28, 2000 would increase by $32.4 million. If the health care cost trend rate decreased by 1 percentage point in each future year, the aggregate of the service and interest cost components of postretirement expense would decrease for 2000 by $3.2 million and the postretirement accumulated benefit obligation as of May 28, 2000 would decrease by $25.3 million.
   The General Mills Savings Plan is a defined contribution plan that covers our salaried and non-union employees. It had net assets of $1,043.2 million at May 28, 2000, and $1,003.4 million at May 30, 1999. This plan is a 401(k) savings plan that includes several investment funds and an Employee Stock Ownership Plan
(ESOP). The ESOP's only assets are Company common stock and temporary cash balances. Company expense recognized in 2000, 1999 and 1998 was $7.5 million, $6.2 million and $4.9 million, respectively. The ESOP's share of this expense was $6.5 million, $5.7 million and $4.5 million, respectively. The ESOP's expense is calculated by the "shares allocated " method.
   The ESOP uses Company common stock to convey bene fits to employees and, through increased stock ownership, to further align employee interests with those of shareholders. The Company matches a percentage of employee contributions with a base match plus a variable year-end match that depends on annual results. Employees receive the Company match in the form of common stock.
   The ESOP originally purchased Company common stock principally with funds borrowed from third parties (and guaranteed by the Company). The ESOP shares are included in net shares outstanding for the purposes of calculating earnings per share. The ESOP's third-party debt is described in Note Ten.
   The Company treats cash dividends paid to the ESOP the same as other dividends. Dividends received on leveraged shares (i.e., all shares originally purchased with the debt proceeds) are used for debt service, while dividends received on unleveraged shares are passed through to participants.
   The Company's cash contribution to the ESOP is calculated so as to pay off enough debt to release sufficient shares to make the Company match. The ESOP uses the Company's cash contributions to the plan, plus the dividends received on the ESOP's leveraged shares, to make principal and interest payments on the ESOP's debt. As loan payments are made, shares become unencumbered by debt and are committed to be allocated. The ESOP allocates shares to individual employee accounts on the basis of the match of employee payroll savings (contributions), plus reinvested dividends received on previously allocated shares. In 2000, 1999 and 1998, the ESOP incurred interest expense of $3.7 million, $4.5 million and $5.3 million, respectively. The ESOP used dividends of $8.7 million, $8.6 million and $9.4 million, along with Company contributions of $6.4 million, $5.6 million and $4.4 million to make interest and principal payments in the respective years.
   The number of shares of Company common stock in the ESOP is summarized as follows:

Number of Shares                                   MAY 28, 2000    May 30, 1999
--------------------------------------------------------------------------------
Unreleased shares                                     2,381,907       3,080,394
Committed to be allocated                                 3,627          49,452
Allocated to participants                             5,341,455       4,929,572
--------------------------------------------------------------------------------
   Total shares                                       7,726,989       8,059,418
================================================================================

16. PROFIT-SHARING PLAN

The Executive Incentive Plan provides incentives to key individuals who have the greatest potential to contribute to current earnings and successful future operations. These awards are approved by the Compensation Committee of the Board of Directors, which consists solely of independent, outside directors, and these awards are based on performance against pre-established goals approved by the Committee. Profit-sharing expense was $10.5 million, $9.0 million and $6.7 million in 2000, 1999 and 1998, respectively.

17. INCOME TAXES

The components of earnings before income taxes and earnings (losses) of joint ventures and the income taxes thereon are as follows:

In Millions, Fiscal Year                               2000      1999      1998
--------------------------------------------------------------------------------
Earnings before income taxes:
   U.S.                                              $918.6    $825.4    $688.1
   Foreign                                             28.4      21.3     (21.5)
--------------------------------------------------------------------------------
   Total earnings before
      income taxes                                   $947.0    $846.7    $666.6
--------------------------------------------------------------------------------
Income taxes:
   Current:
      Federal                                        $280.1    $238.9    $242.8
      State and local                                  14.1      21.5      31.0
      Foreign                                          (1.8)      1.6      (2.6)
--------------------------------------------------------------------------------
        Total current                                 292.4     262.0     271.2
--------------------------------------------------------------------------------
   Deferred:
      Federal                                          44.2      32.1     (17.1)
      State and local                                  (5.4)      7.3      (3.3)
      Foreign                                           4.7       2.6      (8.9)
--------------------------------------------------------------------------------
        Total deferred                                 43.5      42.0     (29.3)
--------------------------------------------------------------------------------
          Total income taxes                         $335.9    $304.0    $241.9
================================================================================

   During 2000, 1999 and 1998, we paid income taxes of $284.4 million, $248.6 million and $185.6 million, respectively.
   In fiscal 1982 and 1983 we purchased certain income-tax items from other companies through tax lease transactions. Total current income taxes charged to earnings reflect the amounts attributable to operations and have not been materially affected by these tax leases. Actual current taxes payable relating to 2000, 1999 and 1998 operations were increased by approximately $22 million, $20 million and $16 million, respectively, due to the current effect of tax leases. These tax payments do not affect taxes for statement of earnings purposes since they repay tax benefits realized in prior years. The repayment liability is classified as Deferred Income Taxes - Tax Leases.
   The following table reconciles the U.S. statutory income tax rate with the effective income tax rate:

Fiscal Year                                            2000      1999      1998
--------------------------------------------------------------------------------
U.S. statutory rate                                    35.0%     35.0%     35.0%
--------------------------------------------------------------------------------
State and local income taxes,
   net of federal tax benefits                          1.3       2.2       2.7
Other, net                                             (0.8)     (1.3)     (1.4)
--------------------------------------------------------------------------------
   Effective income tax rate                           35.5%     35.9%     36.3%
================================================================================

   The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

In Millions                                        MAY 28, 2000    May 30, 1999
--------------------------------------------------------------------------------
Accrued liabilities                                      $ 61.5          $ 81.0
Unusual charges                                             4.3            15.2
Compensation and
   employee benefits                                       72.8            70.6
Disposition liabilities                                     7.8             8.6
Other                                                      18.2            13.6
--------------------------------------------------------------------------------
   Gross deferred tax assets                              164.6           189.0
--------------------------------------------------------------------------------
Depreciation                                              124.3           124.1
Prepaid pension asset                                     226.6           206.0
Intangible assets                                           2.8             2.7
Other                                                      37.1            42.5
--------------------------------------------------------------------------------
   Gross deferred tax liabilities                         390.8           375.3
--------------------------------------------------------------------------------
Valuation allowance                                         5.1             5.0
--------------------------------------------------------------------------------
   Net deferred tax liability                            $231.3          $191.3
================================================================================

   We have not recognized a deferred tax liability for unremitted earnings of $70.0 million from our foreign operations because we do not expect those earnings to become taxable to us in the foreseeable future. A determination of the potential liability is not practicable. If a portion were to be remitted, we believe income tax credits would substantially offset any resulting tax liability.

18. LEASES AND OTHER COMMITMENTS

An analysis of rent expense by property leased follows:

In Millions, Fiscal Year                               2000      1999      1998
--------------------------------------------------------------------------------
Warehouse space                                       $23.5     $23.0     $20.9
Equipment                                               8.3       8.4       8.2
Other                                                   7.0       6.2       5.8
--------------------------------------------------------------------------------
   Total rent expense                                 $38.8     $37.6     $34.9
================================================================================

   Some leases require payment of property taxes, insurance and maintenance costs in addition to the rent payments. Contingent and escalation rent in excess of minimum rent payments and sublease income netted in rent expense were insignificant.
   Noncancelable future lease commitments are (in millions) $30.2 in 2001, $17.7 in 2002, $8.6 in 2003, $5.0 in 2004, $2.8 in 2005 and $.2 after 2005, with a cumulative total of $64.5.
   We are contingently liable under guaranties and comfort letters for $70.4 million. The guaranties and comfort letters are principally issued to support borrowing arrangements, primarily for our joint ventures. We remain the guarantor on certain leases and other obligations of Darden Restaurants, Inc. (Darden), an entity we spun off as of May 28, 1995. How ever, Darden has indemnified us against any related loss.

19. BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION

We operate exclusively in the consumer foods industry, with multiple operating segments organized generally by product categories.
   Under our supply chain organization, substantially all manufacturing, warehouse, distribution and sales activities are integrated across our operations in order to maximize efficiency, productivity and deliver significant cost savings. As a result, balance sheet and certain profit and loss information is not maintained nor available by operating segment. Con sistent with our organization and the criteria outlined in SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," we have aggregated our operating segments into one reportable segment.
   The following table provides net sales information for our primary product categories:

In Millions, Fiscal Year                             2000       1999       1998
--------------------------------------------------------------------------------
Product Categories:
   U.S.
      Big G Cereals                              $2,580.0   $2,474.1   $2,421.0
      BETTY CROCKER MEALS                           819.4      690.3      622.9
      Baking Products                             1,016.9    1,038.5    1,049.6
      Convenience Foods                           1,505.6    1,357.4    1,244.8
      Foodservice & Other                           464.7      398.0      400.6
   International (incl. export)                     313.6      287.8      294.1
--------------------------------------------------------------------------------
        Total                                    $6,700.2   $6,246.1   $6,033.0
================================================================================

   The following table provides financial information by geographic area:

In Millions, Fiscal Year                             2000       1999       1998
--------------------------------------------------------------------------------
Net sales:
   U.S.A.                                        $6,386.6   $5,958.3   $5,738.9
   International (incl. export)                     313.6      287.8      294.1
--------------------------------------------------------------------------------
      Consolidated Total                         $6,700.2   $6,246.1   $6,033.0
================================================================================
Long-lived assets:
   U.S.A.                                        $1,395.3   $1,292.7   $1,184.6
   International                                      9.6        2.0        1.7
--------------------------------------------------------------------------------
      Consolidated Total                         $1,404.9   $1,294.7   $1,186.3
================================================================================

   The foreign sales reflected above were primarily made by our Canadian subsidiary. Our proportionate share of the joint ventures' sales (not shown above) was $824.6 million, $826.3 million and $780.7 million for 2000, 1999 and 1998, respectively. Please refer to Note Five for information regarding the sales, earnings and assets of our joint ventures.

20. QUARTERLY DATA (UNAUDITED)

Summarized quarterly data for 2000 and 1999 follows:

                                        First Quarter        Second Quarter            Third Quarter        Fourth Quarter
In Millions, Except per Share      -----------------------------------------------------------------------------------------
and Market Price Amounts               2000       1999       2000       1999          2000       1999       2000       1999
----------------------------------------------------------------------------------------------------------------------------
Sales                              $1,573.6   $1,473.1   $1,817.2   $1,677.4      $1,619.6   $1,495.1   $1,689.8   $1,600.5
Gross profit                          952.2      889.4    1,089.0      978.4         969.0      876.3      992.4      908.5
Net earnings                          158.5      145.0      193.7      143.6(a)      153.3      141.1      108.9      104.8
Net earnings per share - basic          .52        .47        .64        .47           .51        .46        .38        .34
Net earnings per share - diluted        .50        .46        .62        .46           .50        .45        .37        .33
Dividends per share                    .275       .265       .275       .265          .275       .275       .275       .275
Market price of common stock:
   High                               43.13      36.13      43.94      37.94         38.56      42.34      41.38      40.75
   Low                                39.31      29.59      37.38      32.03         29.38      36.66      30.31      36.25
============================================================================================================================

(a) Included an after-tax loss of $32.3 million ($.10 per diluted share) in the second quarter of fiscal 1999 for the unusual items described in Note Four.

ELEVEN-YEAR FINANCIAL SUMMARY

In Millions,                             MAY 28,     May 30,     May 31,     May 25,     May 26,
Except per Share Data                       2000        1999        1998        1997        1996
-------------------------------------------------------------------------------------------------
FINANCIAL RESULTS
Earnings per share - basic               $  2.05     $  1.74     $  1.33     $  1.41     $  1.50
Earnings per share - diluted                2.00        1.70        1.30        1.38        1.47
Dividends per share                         1.10        1.08        1.06        1.02         .96
Return on average total capital             24.4%       23.7%       20.0%       23.3%       28.7%
Sales                                      6,700       6,246       6,033       5,609       5,416
Costs and expenses:
   Cost of sales                           2,697       2,593       2,538       2,475       2,396
   Selling, general and administrative     2,904       2,635       2,545       2,275       2,160
   Interest, net                             152         119         117         101         101
   Unusual expenses (income)                  --          52         166          48          --
      Total costs and expenses             5,753       5,399       5,366       4,899       4,657
Earnings from continuing
   operations before taxes and
   earnings (losses) of joint ventures       947         847         667         710         759
Income taxes                                 336         304         242         259         280
Earnings (losses) of joint ventures            3          (8)         (3)         (6)         (3)
Earnings from continuing operations          614         535         422         445         476
Accounting changes                            --          --          --          --          --
Earnings including accounting changes        614         535         422         445         476
Earnings before interest, taxes
   and unusual items as % of sales          16.4%       16.3%       15.8%       15.3%       15.9%
Earnings from continuing
   operations as a % of sales                9.2%        8.6%        7.0%        7.9%        8.8%
Average common shares
   Outstanding:
      Basic                                  299         306         316         316         318
      Diluted                                307         315         325         323         324
-------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Total assets                               4,574       4,141       3,861       3,902       3,295
Land, buildings and equipment, net         1,405       1,295       1,186       1,279       1,312
Working capital at year end               (1,339)       (598)       (408)       (281)       (197)
Long-term debt, excluding
   current portion                         1,760       1,702       1,640       1,530       1,221
Stockholders' equity                        (289)        164         190         495         308
-------------------------------------------------------------------------------------------------
OTHER STATISTICS
Total dividends                              329         331         336         321         304
Gross capital expenditures                   268         281         184         163         129
Research and development                      77          70          66          61          60
Advertising media expenditures               361         348         366         306         320
Wages, salaries and employee
   benefits                                  644         636         608         564         541
Number of employees (actual)              11,077      10,664      10,228      10,200       9,790
Common stock price:
   High for year                           43.94       42.34       39.13       34.38       30.25
   Low for year                            29.38       29.59       30.00       26.00       25.00
   Year-end as reported                    41.00       40.19       34.13       32.13       29.13
=================================================================================================

All share and per-share data have been adjusted for the two-for-one stock split, in November 1999.
Amounts presented in this summary have been restated to include continuing operations only.