Form 10-K/A, Exhibit 13
period 2000-05-28
GENERAL MILLS INC
filed 2000-11-03
CIK 40704

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

RESULTS OF OPERATIONS - 2000 VS. 1999


General Mills achieved record financial results in fiscal 2000. Reported sales grew 7 percent to reach $6.70 billion. Including the company's proportionate share of international joint venture revenues, worldwide sales reached $7.52 billion. Operating profits grew faster than sales, rising 8 percent to $1.10 billion. Earnings after tax also grew 8 percent before unusual items (including our share of our joint venture's unusual items) recorded in 1999, and exceeded $614 million. These earnings totaled $2.00 per diluted share, up 11 percent from $1.80 earned before unusual items (including our share of our joint venture's unusual items) in fiscal 1999. Net earnings after tax of $614 million in fiscal 2000 compared to $534 million in fiscal 1999. Net earnings per diluted share was $2.00 as compared to $1.70 in fiscal 1999. Throughout this report, per-share figures have been adjusted for the two-for-one stock split effected in November 1999.


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


   General Mills' international sales grew to $1.14 billion in 2000. This total included $314 million in consolidated revenues from fully owned businesses, and $825 million representing General Mills' proportionate share of sales by partially owned joint ventures. Volume for General Mills' international operations increased 6 percent in 2000. In Canada, cereal unit volume rose 5 percent and the company's pound market share grew nearly 1 percentage point to a record 18 percent. Total volume for Snack Ventures Europe (SVE), the company's joint venture with PepsiCo, was up 5 percent. Cereal Partners Worldwide (CPW), the company's joint venture with Nestle, recorded a 9 percent annual volume gain and posted share increases in markets across Europe, Latin America and the ASEAN countries. General Mills recorded $3.3 million in after-tax profits from the joint ventures in 2000 compared to a loss of $15.3 million (a loss of $8.2 million before unusual items) in the preceding year.


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

FISCAL 1999 VS. 1998


Our fiscal 1999 results included good gains in sales, earnings and earnings per share, despite a difficult comparison with a 53-week fiscal year in 1998. Reported sales grew 4 percent to reach $6.25 billion. Earnings after tax grew 9 percent before unusual items (including our share of our joint venture's unusual items) to $566.8 million. Earnings per diluted share before unusual items (including our share of our joint venture's unusual items) grew 12 percent to a split-adjusted $1.80. Net earnings after tax grew to $534 million from $422 million in fiscal 1998. Net earnings per diluted share grew to $1.70 from $1.30.

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


   Fiscal 1998 earnings before unusual items (including our share of our joint venture's unusual items) totaled $522 million and diluted earnings per share grew 10 percent to $1.61. Reported sales grew 8 percent to $6.03 billion. Results for this fiscal year included 53 weeks. Net earnings after tax totaled $422 million, and net earnings per diluted share decreased to $1.30 from $1.38 in fiscal 1997.


CASH FLOWS


Sources and uses of cash in the past three years are shown in the table below. Over this three-year period, General Mills' operations have generated more than $2.1 billion in cash. In 2000, cash flow from operations totaled $690 million. That was essentially unchanged from last year's total, due to increased use of working capital. The major factor was higher inventories related to additions from acquired businesses and higher levels of wheat ownership. We have a goal of reducing our use of working capital in fiscal 2001.


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

Uses of Cash
(DOLLARS IN MILLIONS)

[BAR CHART]
98      211*    525**     336***
99      299*    341**     331***
00      303*    820**     329***

*   Capital Investment
**  Shares Repurchased
*** Dividends

FINANCIAL CONDITION

We believe that the most important measures of our financial strength are the ratios of fixed charge coverage and cash flow to debt. In fiscal 2000, fixed charge coverage was 6.3 times. Cash flow to debt declined to 25 percent, reflecting higher debt levels associated with share repurchases, acquisitions and higher working capital use. In conjunction with our proposed acquisition of the Pillsbury businesses, which would include $5.14 billion of new debt, the rating agencies have reviewed General Mills' financial condition and future plans. Standard and Poor's Corporation has issued new ratings of "A-" on our publicly issued long-term debt, and "A-2" on our commercial paper which it had previously rated "A+" and "A-1", respectively. Moody's Investors Services, Inc. is currently reviewing our plans, but has not issued any change to our current ratings of "A2" for long-term debt and "P-1" for our commercial paper. Dominion Bond Rating Service in Canada has issued new ratings for General Mills' long-term debt at "A(low)" and for our commercial paper at "R-1 (low)", which it had previously rated "A" and "R-1(mid)", respectively.

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


/s/ KPMG LLP

Minneapolis, Minnesota
June 26, 2000, except as to Note Two,
which is as of July 17, 2000

CONSOLIDATED STATEMENTS OF EARNINGS

In Millions, Except per Share Data, Fiscal Year Ended             MAY 28, 2000   May 30, 1999    May 31, 1998
--------------------------------------------------------------------------------------------------------------

Sales                                                               $  6,700.2     $  6,246.1      $  6,033.0
Costs and Expenses:
   Cost of sales                                                       2,697.6        2,593.5         2,537.9
   Selling, general and administrative                                 2,903.7        2,634.9         2,544.9
   Interest, net                                                         151.9          119.4           117.2
   Unusual items                                                            --           40.7           156.2
--------------------------------------------------------------------------------------------------------------
      Total Costs and Expenses                                         5,753.2        5,388.5         5,356.2
--------------------------------------------------------------------------------------------------------------
Earnings before Taxes and Earnings (Losses) from Joint Ventures          947.0          857.6           676.8
Income Taxes                                                             335.9          307.8           245.5
Earnings (Losses) from Joint Ventures                                      3.3          (15.3)           (9.5)
--------------------------------------------------------------------------------------------------------------
Net Earnings                                                        $    614.4     $    534.5      $    421.8
==============================================================================================================
Earnings per Share - Basic                                          $     2.05     $     1.74      $     1.33
==============================================================================================================
Average Number of Common Shares                                          299.1          306.5           316.3
==============================================================================================================
Earnings per Share - Diluted                                        $     2.00     $     1.70      $     1.30
==============================================================================================================
Average Number of Common Shares - Assuming Dilution                      307.3          314.7           324.6
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



[LOGO] CHEERIOS(R)

CONSOLIDATED STATEMENTS OF CASH FLOWS

In Millions, Fiscal Year Ended                                     MAY 28, 2000     May 30, 1999     May 31, 1998
------------------------------------------------------------------------------------------------------------------

Cash Flows - Operating Activities:
   Net earnings                                                        $  614.4         $  534.5         $  421.8
   Adjustments to reconcile net earnings to cash flow:
      Depreciation and amortization                                       208.8            194.2            194.9
      Deferred income taxes                                                43.5             42.0            (29.3)
      Changes in current assets and liabilities, net of effects
         from businesses acquired                                        (125.6)           (93.3)            54.5
      Unusual items                                                          --             40.7            156.2
      Other, net                                                          (50.6)           (28.0)           (22.8)
------------------------------------------------------------------------------------------------------------------
   Cash provided by continuing operations                                 690.5            690.1            775.3
   Cash used by discontinued operations                                    (2.8)            (3.9)            (5.8)
------------------------------------------------------------------------------------------------------------------
      Net Cash Provided by Operating Activities                           687.7            686.2            769.5
------------------------------------------------------------------------------------------------------------------
Cash Flows - Investment Activities:
   Purchases of land, buildings and equipment                            (267.7)          (280.9)          (183.6)
   Investments in businesses, intangibles and affiliates,
     net of investment returns and dividends                             (294.7)          (151.5)            (9.5)
   Purchases of marketable securities                                     (17.5)           (11.5)           (10.6)
   Proceeds from sale of marketable securities                             11.7             19.2             40.3
   Proceeds from disposal of land, buildings and equipment                  5.5             11.8              2.1
   Other, net                                                              (1.0)            38.0            (42.0)
------------------------------------------------------------------------------------------------------------------
      Net Cash Used by Investment Activities                             (563.7)          (374.9)          (203.3)
------------------------------------------------------------------------------------------------------------------
Cash Flows - Financing Activities:
   Change in notes payable                                                565.9            260.0             63.9
   Issuance of long-term debt                                             500.8            208.6            286.6
   Payment of long-term debt                                             (110.6)          (194.8)          (151.6)
   Common stock issued                                                    110.1             92.8             92.5
   Purchases of common stock for treasury                                (819.7)          (340.7)          (524.9)
   Dividends paid                                                        (329.2)          (331.4)          (336.3)
   Other, net                                                             (19.6)            (8.3)            (2.8)
------------------------------------------------------------------------------------------------------------------
      Net Cash Used by Financing Activities                              (102.3)          (313.8)          (572.6)
------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Cash and Cash Equivalents                           21.7             (2.5)            (6.4)
Cash and Cash Equivalents - Beginning of Year                               3.9              6.4             12.8
------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents - End of Year                                $   25.6         $    3.9         $    6.4
==================================================================================================================
Cash Flow from Changes in Current Assets and Liabilities:
   Receivables                                                         $   11.2         $  (82.7)        $   23.7
   Inventories                                                            (51.4)           (28.7)           (26.4)
   Prepaid expenses and other current assets                               (4.9)             9.2              1.6
   Accounts payable                                                       (49.4)            44.7              4.0
   Other current liabilities                                              (31.1)           (35.8)            51.6
------------------------------------------------------------------------------------------------------------------
Changes in Current Assets and Liabilities                              $ (125.6)        $  (93.3)        $   54.5
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


   (C) INVENTORIES - Inventories are valued at the lower of cost or market. We generally use LIFO as the preferred method of valuing inventory, as we believe that it is a better match of current costs with current revenues. However, FIFO is used in most foreign operations, where LIFO is not recognized for income tax purposes and the operations often lack the staffs to accurately handle LIFO complexities.


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

4. UNUSUAL ITEMS


In 1999, we recorded restructuring charges of $40.7 million pretax, $25.2 million after tax ($.08 per diluted share), primarily related to streamlining manufacturing and distribution activities. These supply chain actions included consolidating manufacturing of certain products into fewer locations, and consolidating warehouse, distribution and sales activities across our packaged food, foodservice and milling operations. Slightly less than half of the total charge reflected write-down of assets to their estimated net realizable value upon disposal; the remaining cash portion was primarily related to severance and asset redeployment expenses. We planned to terminate and actually terminated approximately 150 employees (70 salaried and 80 wage). These restructuring activities were substantially completed at the end of fiscal 2000. At May 28, 2000, there was a remaining reserve of $7.2 million.

   In 1998, we recorded a net charge of $156.2 million pretax, $93.6 million after tax ($.29 per diluted share). The charge was primarily related to shutting down one cereal system at our Lodi, Calif., facility and closing our two smallest cereal plants based in Chicago, Ill., and Etobicoke, Ontario. We also recorded charges associated with restructuring our sales regions and our trade and promotion organization. These charges were partially offset by an insurance settlement from one of our carriers related to costs incurred in fiscal 1995 and 1996 (charged against fiscal 1994) from the improper use of a pesticide by an independent contractor in treating some of the Company's oat supplies. The net charge included approximately $141 million in non-cash items primarily related to asset write-offs and approximately $15 million of net cash outflows, primarily related to disposal of assets, severance costs and the receipt of the insurance settlement. We planned to terminate and actually terminated approximately 235 employees (50 salaried and 185 wage). These restructuring activities were substantially completed in fiscal 1999 and there has been no adjustment to the original reserve. At May 28, 2000, there was a remaining reserve of $3.2 million.

Analysis of our 1999 restructuring reserve activity is as follows:

                                                 Supply Chain
                                      ----------------------------------
                                                     Asset
In Millions                           Severance  write-off     Other     Total    Other    Total
-------------------------------------------------------------------------------------------------
Reserve balance at May 31, 1998         $    --    $    --   $    --   $    --  $    --  $    --
-------------------------------------------------------------------------------------------------
   Restructuring charges                    6.8       16.7       4.7      28.2     12.5     40.7
   Amounts utilized                        (4.0)      (2.9)      (.2)     (7.1)    (3.1)   (10.2)
-------------------------------------------------------------------------------------------------
Reserve balance at May 30, 1999             2.8       13.8       4.5      21.1      9.4     30.5
   Amounts utilized                        (2.4)     (13.8)      (.1)    (16.3)    (7.0)   (23.3)
-------------------------------------------------------------------------------------------------
Reserve balance at May 28, 2000         $    .4    $    --   $   4.4   $   4.8  $   2.4  $   7.2
-------------------------------------------------------------------------------------------------

Analysis of our 1998 restructuring reserve activity is as follows:

                                                 Supply Chain
                                      ----------------------------------
                                                     Asset
In Millions                           Severance  write-off     Other     Total    Other    Total
-------------------------------------------------------------------------------------------------
Reserve balance at May 25, 1997         $    --    $    --   $    --   $    --  $   9.1  $   9.1
-------------------------------------------------------------------------------------------------
   Restructuring charges                   19.4      101.5      32.3     153.2      3.0    156.2
   Amounts utilized                       (16.1)    (101.5)    (19.1)   (136.7)     1.9   (134.8)
-------------------------------------------------------------------------------------------------
Reserve balance at May 31, 1998             3.3         --      13.2      16.5     14.0     30.5
   Amounts utilized                        (2.6)        --      (3.4)     (6.0)   (10.4)   (16.4)
-------------------------------------------------------------------------------------------------
Reserve balance at May 30, 1999              .7         --       9.8      10.5      3.6     14.1
   Amounts utilized                         (.2)        --      (9.0)     (9.2)    (1.7)   (10.9)
-------------------------------------------------------------------------------------------------
Reserve balance at May 28, 2000         $    .5    $    --   $    .8   $   1.3  $   1.9  $   3.2
-------------------------------------------------------------------------------------------------


5. INVESTMENTS IN JOINT VENTURES


We have a 50 percent equity interest in Cereal Partners Worldwide (CPW), our joint venture with Nestle that manufactures and markets ready-to-eat cereals outside North America. We have a 40.5 percent equity interest in Snack Ventures Europe (SVE), our joint venture with PepsiCo that manufactures and markets snack foods in continental Europe. In late fiscal 1999, decisions were made to end the International Dessert Partners (IDP) joint venture with Bestfoods for baking mixes and desserts in Latin America, and the snack joint venture in China with Want Want Holdings Ltd., called Tong Want, which had not yet begun operating. These decisions did not have a material impact on our financial position, results of operations or cash flows.
   The joint ventures are reflected in our financial statements on an equity accounting basis. We record our share of the earnings or losses of these joint ventures. (The table that follows in this note reflects the joint ventures on a 100 percent basis.) We also receive royalty income from these joint ventures, incur various expenses (primarily research and development) and record the tax impact of certain of the joint venture operations that are structured as partnerships. In 1999, SVE recorded restructuring charges to improve its manufacturing cost structure. Our share of these restructuring charges was $10.9 million pretax, $7.1 million after tax ($.02 per diluted share). These restructuring activities were completed in fiscal 1999. In 1998, SVE recorded restructuring charges primarily related to production consolidation. Our share of these restructuring charges was $10.2 million pretax, $6.6 million after tax ($.02 per diluted share). These restructuring activities were completed in fiscal 1998. Including all these factors, earnings (losses) from joint ventures were $3.3 million, $(15.3) million and $(9.5) million in 2000, 1999 and 1998, respectively.


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

COMBINED FINANCIAL INFORMATION -
JOINT VENTURES - 100% BASIS


In Millions, Fiscal Year                         2000         1999         1998
--------------------------------------------------------------------------------
Sales                                        $1,823.9     $1,833.5     $1,732.5
Gross Profit                                  1,012.5        981.8        907.7
Earnings (losses)
   before Taxes and
   Unusual Items                                 (4.1)       (13.2)        20.1
Unusual Items                                      --        (26.9)       (25.3)
Earnings (losses)
   after Taxes                                  (21.7)       (52.5)       (22.5)
================================================================================


In Millions                                        MAY 28, 2000    May 30, 1999
--------------------------------------------------------------------------------
Current Assets                                           $494.3          $473.8
Non-current Assets                                        682.2           738.1
Current Liabilities                                       723.7           703.6
Non-current Liabilities                                     4.6            36.2
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
================================================================================


   At May 28, 2000 and May 30, 1999, respectively, inventories of $298.7 million and $254.5 million were valued at LIFO. The impact of LIFO accounting had negligible impact on 2000 earnings and increased 1999 and 1998 earnings by $.01 and $.02 per diluted share, respectively. Results of operations were not materially affected by a liquidation of LIFO inventory. The difference between replacement cost and the stated LIFO inventory value is not materially different from the reserve for LIFO valuation method.



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


   Our net balance sheet exposure consists of the net investment in foreign operations, translated using the exchange rates in effect at the balance sheet date. The components of our net balance sheet exposure by geographic region are as follows:

In Millions                                        MAY 28, 2000    May 30, 1999
--------------------------------------------------------------------------------
Europe                                                   $153.3          $130.9
North/South America                                        27.0            28.5
Asia                                                       10.6             1.0
--------------------------------------------------------------------------------
   Net balance sheet exposure                            $190.9          $160.4
================================================================================

   At May 28, 2000, we had forward and option contracts maturing in 2001 to sell $81.5 million of foreign currencies covering $68.2 million in firm commitments and $13.3 million in net investments. The fair value of these contracts is based on market quotes and was immaterial at May 28, 2000. Realized and unrealized gains and losses associated with the risks being hedged were net gains of $9.4 million, $2.0 million and $1.3 million in fiscal years 2000, 1999 and 1998, respectively.
   (3) COMMODITIES - The Company uses an integrated set of financial instruments in its commodity purchasing cycle, including purchase orders, noncancelable contracts, futures contracts, futures options and swaps. Except as described below, these instruments are all used to manage purchase prices and inventory values as practical for the Company's production needs. To the extent possible, the Company hedges the risk associated with adverse price movements using exchange-traded futures and options, forward cash contracts and over-the-counter hedging mechanisms. Unrealized gains and losses on unsettled contracts are reflected in receivables. Realized gains and losses are reflected in cost of sales. The net gains and losses deferred and expensed are immaterial. At May 28, 2000, the aggregate fair value of our ingredient and energy derivatives position was $137.4 million, consisting of $61.3 million in option contracts (none of which was in-the-money) and $76.1 million in futures contracts. The options and futures covered 1 to 7 and 3 to 11 months of usage, respectively.
   We utilize a grain merchandising operation to provide us efficient access to and more informed knowledge of various commodities markets. This grain merchandising operation uses futures and options to hedge its net inventory position to minimize market exposure. As of May 28, 2000, our grain merchandising operation had futures and options contracts that essentially hedged its net inventory position. None of the contracts extended beyond the following fiscal year-end. All futures contracts and futures options are exchange-based instruments with ready liquidity and determinable market values. Neither results of operations nor the year-end positions from our grain merchandising operation was material to the Company's overall results.


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

17. INCOME TAXES

The components of earnings before income taxes and earnings (losses) of joint ventures and the income taxes thereon are as follows:


In Millions, Fiscal Year                               2000      1999      1998
--------------------------------------------------------------------------------
Earnings before income taxes:
   U.S.                                              $918.6    $825.4    $688.1
   Foreign                                             28.4      32.2     (11.3)
--------------------------------------------------------------------------------
   Total earnings before
      income taxes                                   $947.0    $857.6    $676.8
--------------------------------------------------------------------------------
Income taxes:
   Current:
      Federal                                        $280.1    $238.9    $243.5
      State and local                                  14.1      21.5      31.0
      Foreign                                          (1.8)      5.4        .3
--------------------------------------------------------------------------------
        Total current                                 292.4     265.8     274.8
--------------------------------------------------------------------------------
   Deferred:
      Federal                                          44.2      32.1     (17.1)
      State and local                                  (5.4)      7.3      (3.3)
      Foreign                                           4.7       2.6      (8.9)
--------------------------------------------------------------------------------
        Total deferred                                 43.5      42.0     (29.3)
--------------------------------------------------------------------------------
          Total income taxes                         $335.9    $307.8    $245.5
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


   The Company is involved in various claims, including environmental matters, arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters, either individually or in the aggregate, will not have a material adverse effect on the Company's financial position or results of operations.


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
============================================================================================================================


(a) Included an after-tax loss of $25.2 million ($.08 per diluted share) for the unusual items described in Note Four, and an after-tax loss of $7.1 million ($.02 per diluted share) for our share of our joint venture's unusual items described in Note Five.

ELEVEN-YEAR FINANCIAL SUMMARY

In Millions,                             MAY 28,     May 30,     May 31,     May 25,     May 26,
Except per Share Data                       2000        1999        1998        1997        1996
-------------------------------------------------------------------------------------------------

FINANCIAL RESULTS
Earnings per share - basic               $  2.05     $  1.74     $  1.33     $  1.41     $  1.50
Earnings per share - diluted                2.00        1.70        1.30        1.38        1.47
Dividends per share                         1.10        1.08        1.06        1.02         .96
Return on average total capital             24.4%       23.7%       20.0%       23.3%       28.7%
Sales                                      6,700       6,246       6,033       5,609       5,416
Costs and expenses:
   Cost of sales                           2,697       2,593       2,538       2,475       2,396
   Selling, general and administrative     2,904       2,635       2,545       2,275       2,160
   Interest, net                             152         119         117         101         101
   Unusual expenses (income)                  --          41         156          48          --
      Total costs and expenses             5,753       5,388       5,356       4,899       4,657
Earnings from continuing
   operations before taxes and
   earnings (losses) of joint ventures       947         858         677         710         759
Income taxes                                 336         308         246         259         280
Earnings (losses) of joint ventures            3         (15)         (9)         (6)         (3)
Earnings from continuing operations          614         535         422         445         476
Accounting changes                            --          --          --          --          --
Earnings including accounting changes        614         535         422         445         476
Earnings before interest, taxes
   and unusual items as % of sales          16.4%       16.3%       15.8%       15.3%       15.9%
Earnings from continuing
   operations as a % of sales                9.2%        8.6%        7.0%        7.9%        8.8%
Average common shares
   Outstanding:
      Basic                                  299         306         316         316         318
      Diluted                                307         315         325         323         324
-------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Total assets                               4,574       4,141       3,861       3,902       3,295
Land, buildings and equipment, net         1,405       1,295       1,186       1,279       1,312
Working capital at year end               (1,339)       (598)       (408)       (281)       (197)
Long-term debt, excluding
   current portion                         1,760       1,702       1,640       1,530       1,221
Stockholders' equity                        (289)        164         190         495         308
-------------------------------------------------------------------------------------------------
OTHER STATISTICS
Total dividends                              329         331         336         321         304
Gross capital expenditures                   268         281         184         163         129
Research and development                      77          70          66          61          60
Advertising media expenditures               361         348         366         306         320
Wages, salaries and employee
   benefits                                  644         636         608         564         541
Number of employees (actual)              11,077      10,664      10,228      10,200       9,790
Common stock price:
   High for year                           43.94       42.34       39.13       34.38       30.25
   Low for year                            29.38       29.59       30.00       26.00       25.00
   Year-end as reported                    41.00       40.19       34.13       32.13       29.13
=================================================================================================


All share and per-share data have been adjusted for the two-for-one stock split, in November 1999.
Amounts presented in this summary have been restated to include continuing operations only.