Form 10-K405, Exhibit 13
period 2001-05-27
GENERAL MILLS INC
filed 2001-08-15
CIK 40704

EXHIBIT 13


DILUTED EPS BEFORE        RETURN ON CAPITAL,
UNUSUAL ITEMS             EXCLUDING UNUSUAL ITEMS      CASH FLOW FROM OPERATIONS
(DOLLARS)                 (PERCENT)                    (DOLLARS IN MILLIONS)

[BAR CHART]               [BAR CHART]                  [BAR CHART]

1995          1.16        1995            23.2         1995            464
1996          1.47        1996            28.7         1996            697
1997          1.47        1997            24.6         1997            620
1998          1.61        1998            23.9         1998            805
1999          1.80        1999            25.0         1999            713
2000          2.00        2000            24.4         2000            725
2001          2.20        2001            22.9         2001            740


FINANCIAL REVIEW

In May 1995, General Mills spun off its restaurant operations to shareholders and became a focused consumer foods company. We compete in markets around the globe by developing differentiated food products that consumers recognize as superior to alternative offerings. We market our value-added products under unique brand names, and build the equity of those brands with innovative merchandising and strong consumer-directed advertising. We believe this brand-building strategy is the key to winning and sustaining market share leadership.

   Our fundamental business goal is to generate superior financial returns for our shareholders over the long term. We believe creating shareholder value requires a combination of good earnings growth, high returns on invested capital and strong cash flows. Since 1995, we have done well against all three measures. Our earnings per share excluding unusual items have grown at an 11 percent compound annual rate. Our return on average total capital has exceeded 20 percent each year -- performance that ranks in the top decile of S&P 500 companies. And since 1995 we have generated $4.3 billion in operating cash flow.

   We plan to build on this solid track record with our current businesses, and we believe our planned acquisition of the Pillsbury businesses further enhances our long-term growth prospects.

   In July 2000, we announced plans to acquire The Pillsbury Company from Diageo plc in a transaction valued at $10.2 billion. Under the terms of our July agreement, Diageo would receive 141 million shares of our common stock and we would assume up to $5.14 billion of debt from the Pillsbury businesses. Up to $642 million of the total transaction value may be repaid to us at the first anniversary of the closing, depending on our average stock price for the 20 trading days preceding that date. If that average price is $42.55 or above, we would receive the full amount. Shareholders of Diageo and General Mills have approved this transaction, as have regulatory authorities in Canada and Europe. As this report went to press, the Federal Trade Commission was still reviewing the transaction.

   In this financial review, we discuss our historical performance against the key drivers of shareholder return, including earnings growth and cash flows, as well as our expectations for future performance. We also discuss our financial position and risk management practices.

RESULTS OF OPERATIONS - 2001 VS. 2000

We achieved record financial results in fiscal 2001. Reported sales grew 6 percent to $7.08 billion. Including our proportionate share of joint venture revenues, sales exceeded $7.9 billion. Operating profits grew 6 percent to $1.17 billion before an unusual gain recorded in 2001. Earnings after tax grew 8 percent to $665.1 million. Excluding the unusual gain, earnings after tax increased 5 percent to $643.2 million. Average diluted shares outstanding declined 5 percent for the year, to 292.0 million. Diluted earnings per share
(EPS) grew 14 percent to $2.28. Excluding unusual items, diluted EPS grew 10 percent to $2.20.

   In 2001, we recorded an unusual net gain of $35.1 million pretax, $21.9 million after tax, or $0.08 per share. This primarily reflected a fourth-quarter gain of $54.9 million pretax, net of associated costs, from a partial insurance settlement related to a 1994 oats handling incident. This settlement was reached in late May, and the gross proceeds were recorded as a receivable on the balance sheet at year end. We are continuing to reach agreements with additional reinsurers, and we expect to record additional income from insurance proceeds in fiscal 2002.

WORLDWIDE
UNIT VOLUME GROWTH
(CASES)

[BAR CHART]

1997            +5%
1998            +8%
1999            +3%
2000            +7%
2001            +6%

*53-week fiscal year

   The gain from insurance proceeds in 2001 was partially offset by noncapitalizable costs incurred for the pending Pillsbury acquisition, and by expenses related to our decision to exit the SQUEEZIT beverage business. SQUEEZIT accounted for approximately $50 million in sales last year and was not a strategic focus for our snacks division. The fiscal 2001 charge represents the majority of costs associated with this action, and we expect to record the remaining costs in the first quarter of fiscal 2002. We also expect to record additional expenses related to the Pillsbury transaction in fiscal 2002. For a detailed discussion of these unusual items, see Note Three to the consolidated financial statements.

   Our sales growth in 2001 was the result of strong unit volume increases. U.S. unit volume grew 5 percent. That included record-level Big G cereal shipments, which grew 1 percent for the year and nearly 4 percent in the second half as we introduced several new products into broad distribution. Big G's 52-week dollar share of ready-to-eat cereal category sales was down slightly. However, combined volume and market share for our 10 largest cereal brands was up for the year, and our fourth quarter share rose more than half a point as consumer purchases of new HARMONY cereal, Big G Milk 'n Cereal bars and WHEATIES ENERGY CRUNCH cereal augmented established brand sales.

   Combined volume for all other domestic operations grew 7 percent. Convenience foods (yogurt and snacks) unit volume grew 13 percent for the year. Yogurt unit volume increased 16 percent in 2001, reflecting double-digit growth in core YOPLAIT lines and strong contributions from new GO-GURT and EXPRESSE yogurt-in-a-tube. Combined dollar market share for Yoplait and Colombo grew to 36 percent. Snacks unit volume was up 11 percent for 2001, led by double-digit gains for fruit snacks, CHEX MIX, BUGLES and NATURE VALLEY granola bars. Combined unit volume for BETTY CROCKER baking, side dish and dinner mix products matched the prior year. Foodservice volume increased 9 percent for the year, reflecting double-digit growth in sales to convenience stores, along with good volume gains for snacks, cereal and yogurt in traditional foodservice channels.

   Our international operations consist of wholly owned businesses, which are consolidated into our financial statements, and joint ventures, for which we record our proportionate share of net results on our income statement.

   Sales by wholly owned international businesses grew to $333 million in 2001. All of these businesses performed well, led by Canada, where unit volume grew 5 percent and cereal market share increased to 19 percent. Volume growth also was strong in our newer businesses in China, Mexico and the United Kingdom.

   General Mills' proportionate share of joint venture revenues grew to $845 million. Cereal Partners Worldwide (CPW), the company's joint venture with Nestle, achieved 6 percent volume growth and a combined worldwide market share of 21 percent. Snack Ventures Europe (SVE), the company's joint venture with PepsiCo, grew unit volume 20 percent in the fiscal year.

JOINT VENTURE EARNINGS
(AFTER TAX, DOLLARS IN MILLIONS)

[BAR CHART]

1997            -6.3
1998            -9.5
1999           -15.3
2000            +3.3
2001           +16.7

   Combined unit volume for General Mills' international operations increased 10 percent. General Mills' international sales, including our proportionate share of joint venture revenues, grew to nearly $1.2 billion in fiscal 2001. While earnings from wholly owned operations declined due to new business development spending, total international earnings after tax grew to $25.1 million, up from $13.8 million in fiscal 2000.

INTERNATIONAL BUSINESS SUMMARY

IN MILLIONS, FISCAL YEAR       2001       2000       1999       1998       1997
-------------------------------------------------------------------------------
JOINT VENTURES
   Pro rata sales           $ 844.9    $ 824.6    $ 826.3    $ 780.7    $ 728.2
   Earnings after tax          17.2        3.3      (15.3)      (9.5)      (6.3)
-------------------------------------------------------------------------------
100% OWNED
   Sales                      332.6      313.6      287.8      294.1      274.5
   Earnings after tax           7.9       10.5       11.0       18.7       17.5
================================================================================

   We achieved good operating leverage within our supply chain from our unit volume growth, and we also achieved productivity gains. These improvements offset energy costs that were 4 cents per share higher than a year ago. As a result, cost of goods sold declined to 40.1 percent of sales, from 40.3 percent in 2000.

   Our selling, general and administrative expense remained flat as a percent of sales, at 43.3 percent. Our operating margin improved by 10 basis points, with earnings before interest, taxes and unusual items (EBIT) totaling 16.5 percent of sales for the year.

   Net interest expense for 2001 increased 36 percent to $206.1 million, due to increased debt associated with prior-year acquisitions and share repurchases. We expect our 2002 interest expense to be higher, reflecting the impact of incremental debt associated with our pending acquisition of Pillsbury.

EBIT MARGIN
(PERCENT OF SALES)

[BAR CHART]

1997            15.3
1998            15.8
1999            16.3
2000            16.4
2001            16.5

   Depreciation and amortization expense, and earnings before interest, taxes, depreciation, amortization and unusual items (EBITDA) for each of the past five years are detailed in the table below.

COMPONENTS OF EBITDA

IN MILLIONS,
FISCAL YEAR                     2001       2000       1999       1998       1997
--------------------------------------------------------------------------------

EBIT                        $1,169.3   $1,098.9   $1,017.7   $  950.2   $  858.9
Depreciation                   194.0      182.6      171.6      171.5      168.6
Amortization                    29.1       26.2       22.6       23.4       14.2
--------------------------------------------------------------------------------

EBITDA                      $1,392.4   $1,307.7   $1,211.9   $1,145.1   $1,041.7
================================================================================
EXCLUDING UNUSUAL ITEMS

   Our goodwill amortization for 2001 totaled $22.6 million pretax, $21.9 million after tax. Under new SFAS No. 142, "Goodwill and Other Intangible Assets," which we expect to adopt in the first quarter of 2002, the amortization of goodwill is eliminated and goodwill will be tested for impairment. This change is particularly relevant with respect to our pending Pillsbury acquisition. In July 2000, we estimated the goodwill expense associated with this acquisition to be approximately $225 million annually, amortized over 40 years. We expect that virtually all of the intangible amortization expense we estimated from Pillsbury will be eliminated under SFAS No. 142.

   Several other new accounting rules also will apply to our results in 2002. SFAS No. 141, "Business Combinations," requires all business combinations to be accounted for using the purchase method, and is effective for transactions initiated after June 30, 2001. The Pillsbury transaction will be accounted for using the purchase method.

   SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," requires all derivatives to be recorded at fair value on the balance sheet and establishes new accounting rules for hedging. Based on derivatives outstanding at May 27, 2001, the adoption of SFAS No. 133 is expected to result in charges due to the cumulative effect of an accounting change of $158 million to Accumulated Other Comprehensive Income and $3 million to the Consolidated Statement of Earnings in the first quarter of fiscal 2002.

   FASB Emerging Issues Task Force Issues 00-14, "Accounting for Certain Sales Incentives," and 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products" address recognition and classification of certain sales incentives and consideration from a vendor to a retailer. Both will be effective in our fourth quarter of 2002. Since their adoption is expected to result only in the reclassification of certain sales incentive and trade promotion expenses from selling, general and administrative expenses to a reduction of net sales, it will not affect our financial position or net earnings. Each of these new rules is discussed in Note One (N) to the consolidated financial statements.

   It is our view that changes in the general rate of inflation have not had a significant effect on profitability over the three most recent years. We attempt to minimize the effects of inflation through appropriate planning and operating practices. Our market risk management practices are discussed later in this section.

FISCAL 2000 vs. 1999

Our fiscal 2000 results included strong growth in sales, operating profit and earnings. Reported sales grew 7 percent to reach $6.70 billion. Operating profit grew 8 percent to $1.10 billion. Earnings after tax also grew 8 percent before unusual items recorded in 1999 (including our share of our joint ventures' unusual items) to exceed $614 million. Earnings per diluted share before unusual items (including our share of our joint ventures ' unusual items) grew 11 percent to $2.00, up from

$1.80 in fiscal 1999. Net earnings after tax were $614 million in fiscal 2000 compared to $535 million in fiscal 1999. Net earnings per diluted share were $2.00 compared to $1.70 in fiscal 1999.

   Total domestic unit volume grew 7 percent. Big G cereal sales grew to $2.58 billion and unit volume increased 2 percent. Combined unit volume for noncereal operations grew 10 percent in 2000, reflecting double-digit growth in yogurt, snacks and foodservice. Unit volume for BETTY CROCKER baking, side dish and dinner mix products grew 2 percent for the year.

   International unit volume grew 6 percent in 2000. After- tax profits were $13.8 million, including $3.3 million from the joint ventures.

   Fiscal 1999 earnings before unusual items (including our share of our joint ventures' unusual items) grew to $567 million and diluted earnings per share before unusual items (including our share of our joint ventures' unusual items) grew 12 percent to $1.80. Net earnings after tax grew to $535 million from $422 million in fiscal 1998. Net earnings per diluted share grew to $1.70 from $1.30. Reported sales grew 4 percent to $6.25 billion.

CASH FLOWS

Sources and uses of cash in the past three years are shown in the table below. Over this three-year period, General Mills' operations have generated nearly $2.2 billion in cash. In 2001, cash flow from operations totaled approximately $740 million. That was up slightly from 2000, as higher net earnings and reduced impact from use of working capital offset the effect of adjustments for higher noncash pension income and increased pension and postretirement funding. Receivables were the only area of significant change in working capital, up approximately $160 million from the previous year end. This increase reflected strong May 2001 sales and inclusion of the gross proceeds of the insurance settlement.

CASH SOURCES (USES)

IN MILLIONS, FISCAL YEAR                             2001       2000       1999
--------------------------------------------------------------------------------

From continuing operations                        $ 739.7    $ 724.9    $ 713.3
From discontinued operations                         (2.8)      (2.8)      (3.9)
Fixed assets, net                                  (306.3)    (262.2)    (269.1)
Investments in businesses,
   intangibles and affiliates, net                  (96.0)    (294.7)    (151.5)
Change in marketable securities                     (27.8)      (5.8)       7.7
Other investments, net                              (30.0)      (1.0)      38.0
Increase in outstanding
   debt - net                                       183.2      956.1      273.8
Common stock issued                                 106.9       75.7       69.6
Treasury stock purchases                           (226.2)    (819.7)    (340.7)
Dividends paid                                     (312.4)    (329.2)    (331.4)
Other                                                10.2      (19.6)      (8.3)
--------------------------------------------------------------------------------
Increase (Decrease) in cash and
   cash equivalents                               $  38.5    $  21.7    $  (2.5)
================================================================================

   The chart at left shows the trend of uses of cash. Capital investment spending for both fixed assets and joint venture development increased to $332 million in 2001 from $303 million in 2000. The increase reflects investments in additional capacity for fast-growing U.S. businesses such as fruit snacks, granola bars and yogurt, as well as investments to increase productivity. Joint venture development spending was down slightly from the previous year. If we complete our acquisition of the Pillsbury businesses in 2002 as planned, we expect fixed asset spending to increase to support these additional businesses.

USES OF CASH
(DOLLARS IN MILLIONS)

[BAR CHART]

        CAPITAL INVESTMENT       SHARES REPURCHASED        DIVIDENDS

1999            299                     341                   331
2000            303                     820                   329
2001            332                     226                   312


   We paid dividends of $1.10 per share in 2001, a payout of 50 percent of diluted earnings per share before unusual items. We have stated our plans to maintain the prevailing dividend rate following completion of the Pillsbury acquisition, with a goal of reaching a payout level in line with our peer group average. Today that average is in the low 40 percent range.

   Cash used for share repurchases totaled $226 million in 2001. In anticipation of the Pillsbury acquisition, we have slowed our share repurchase activity to a level that approximately offsets increases in shares outstanding from option exercises. During the year, the company repurchased 5.4 million shares at an average price of approximately $31, net of put and call option premiums. In the previous year, we accelerated repurchases in response to low market prices for our stock and bought back 23.2 million shares.

FINANCIAL CONDITION

We believe that two important measures of our financial strength are the ratios of fixed charge coverage and cash flow to debt. Debt levels were higher in 2001 due to prior year acquisitions and share repurchases, but our financial ratios continue to be strong. Fixed charge coverage was 5.1 times and cash flow to debt was 24 percent. We expect that with the additional debt associated with the Pillsbury businesses, our fixed coverage and cash flow to debt ratios will decline in the near term, but given the cash-generating nature of our businesses, we expect to strengthen our financial ratios over the next several years. In early fiscal 2001, the rating agencies reviewed General Mills' financial condition, the impact of the Pillsbury acquisition and our future plans. Standard and Poor's Corporation issued ratings of "A-" on our publicly issued long-term debt, and "A-2" on our commercial paper. Moody's Investors Services, Inc. issued ratings of "A3" for our long-term debt and "P-2" for our commercial paper. Dominion Bond Rating Service in Canada currently rates General Mills' long-term debt at "A-" and our commercial paper at "R-1 (low)."

   Our capital structure is shown in the table below. Total capital has increased to $3.68 billion from $3.19 billion in 2000. This change is primarily due to higher long-term debt associated with ongoing share repurchases, as well as a positive shift in stockholders' equity. At May 28, 2000, General Mills had a deficit in book equity as a result of cumulative share repurchases and capitalization changes associated with the Darden Restaurants spinoff. This deficit was reversed in fiscal 2001, as growth in retained earnings more than offset the reduction in stockholders' equity from 2001 share repurchases. The market value of General Mills stockholders' equity was $12.0 billion as of May 27, 2001, based on a price of $42.20 per share with 285.2 million basic shares outstanding.

CAPITAL STRUCTURE

IN MILLIONS                                     MAY 27, 2001       MAY 28, 2000
--------------------------------------------------------------------------------
Notes payable                                       $  857.9           $1,085.8
Current portion of
   long-term debt                                      349.4              413.5
Long-term debt                                       2,221.0            1,760.3
Deferred income taxes -
   tax leases                                           73.7               89.8
--------------------------------------------------------------------------------
Total debt                                           3,502.0            3,349.4
Debt adjustments:
   Leases - debt equivalent                            266.3              242.5
   Marketable investments,
      at cost                                         (143.2)            (112.4)
--------------------------------------------------------------------------------
Adjusted debt                                        3,625.1            3,479.5
Stockholders' equity                                    52.2             (288.8)
--------------------------------------------------------------------------------
Total capital                                       $3,677.3           $3,190.7
================================================================================

   The debt equivalent of our leases and deferred income taxes related to tax leases are both fixed-rate obligations. In anticipation of our proposed acquisition of the Pillsbury businesses and other financing requirements, we have entered into delayed-start interest rate swap contracts to attempt to lock in our interest rate on associated debt. These contracts totaled $5.45 billion in notional amount and prospectively convert floating rate debt to an average fixed rate of approximately 6.7 percent with maturities averaging 5.1 years. The accompanying table, when reviewed in conjunction with the capital structure table, shows the composition of our debt structure including the impact of using derivative instruments.

DEBT STRUCTURE

IN MILLIONS                               MAY 27, 2001           MAY 28, 2000
--------------------------------------------------------------------------------
Floating-rate debt                     $1,973.7      55%      $1,594.9      46%
Fixed-rate debt                         1,311.4      36%       1,552.3      45%
Leases - debt
     equivalent                           266.3       7%         242.5       7%
Deferred income
     taxes - tax leases                    73.7       2%          89.8       2%
--------------------------------------------------------------------------------
Adjusted debt                          $3,625.1     100%      $3,479.5     100%
================================================================================

   Commercial paper is a continuing source of short-term financing. We can issue commercial paper in the United States and Canada, as well as in Europe through a program established during fiscal 1999. Bank credit lines are maintained to ensure availability of short-term funds on an as-needed basis. As of May 27, 2001, we had fee-paid credit lines of $2.0 billion and $12.9 million uncommitted, no-fee lines available in the United States and Canada. See Note Eight for additional information on these credit lines.

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

FOREIGN CURRENCY RATES - Foreign currency fluctuations can affect our net investments and earnings denominated in foreign currencies. We primarily use foreign currency forward contracts and option contracts to selectively hedge our exposure to changes in exchange rates. These contracts function as hedges, since they change in value inversely to the change created in the underlying exposure as foreign exchange rates fluctuate. Our primary exchange rate exposure is with the European euro and the Canadian dollar against the U.S. dollar.

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

   The VAR calculation used historical interest rates, foreign exchange rates and commodity prices from the past year to estimate the potential volatility and correlation of these rates in the future. The market data were drawn from the RiskMetrics(TM) data set. The calculations are not intended to represent actual losses in fair value or pretax earnings that we expect to incur. Further, since the hedging instrument (the derivative) inversely correlates with the underlying exposure, we would expect that any loss or gain in the fair value of our derivatives would be generally offset by an increase or decrease in the fair value of our underlying exposures. The positions included in the calculations were: debt; investments; interest rate swaps; foreign exchange forwards and options; and commodity swaps, futures and options. The calculations do not include the underlying foreign exchange and commodities-related positions that are hedged by these market-risk sensitive instruments.

   The table below presents the estimated maximum potential one-day loss in fair value or pretax earnings for our interest rate, foreign currency and commodity market-risk sensitive instruments outstanding on May 27, 2001. The figures were calculated using the VAR methodology described earlier.

                                                    FAIR VALUE IMPACT
--------------------------------------------------------------------------------
                                               AT         AVERAGE            AT
IN MILLIONS                             5/27/2001     DURING 2001     5/28/2000
--------------------------------------------------------------------------------
Interest rate instruments                    27.6            18.0           5.3
Foreign currency instruments                   .9              .6            .7
Commodity instruments                          .7              .6            .3
================================================================================

                                                 PRETAX EARNINGS IMPACT
--------------------------------------------------------------------------------

                                               AT         AVERAGE            AT
IN MILLIONS                             5/27/2001     DURING 2001     5/28/2000
--------------------------------------------------------------------------------
Interest rate instruments                     4.9             4.8           4.4
Foreign currency instruments                   .9              .6            .9
Commodity instruments                          .7              .6            .3
================================================================================

FORWARD-LOOKING STATEMENTS

Throughout this report to shareholders, we discuss some of our expectations regarding the company's future performance. All of these forward-looking statements are based on our current expectations and assumptions. Actual results could differ materially from these current expectations, and from historical performance.

   In particular, our statements regarding the Pillsbury acquisition are subject to uncertainty in the regulatory process, integration problems, failure to achieve synergies, unanticipated liabilities, inexperience in new business lines and changes in the competitive environment. In addition, our future results also could be affected by a variety of factors such as: competitive dynamics in the U.S. ready-to-eat cereal market, including pricing and promotional spending levels by competitors; the impact of competitive products and pricing; product development; actions of competitors other than as described above; acquisitions or disposals of business assets; changes in capital structure; changes in laws and regulations, including changes in accounting standards; customer demand; effectiveness of advertising and marketing spending or programs; consumer perception of health-related issues; and economic conditions, including interest and currency rate fluctuations. The company undertakes no obligation to publicly revise any forward-looking statements to reflect future events or circumstances.

ELEVEN YEAR FINANCIAL SUMMARY

IN MILLIONS,                            MAY 27,    MAY 28,    MAY 30,    MAY 31,    MAY 25,
EXCEPT PER SHARE DATA                    2001       2000       1999       1998       1997
--------------------------------------------------------------------------------------------
FINANCIAL RESULTS - CONTINUING
Earnings per share-basic                $  2.34    $  2.05    $  1.74    $  1.33    $  1.41
Earnings per share-diluted                 2.28       2.00       1.70       1.30       1.38
Dividends per share                        1.10       1.10       1.08       1.06       1.02
Return on average total capital            23.6%      24.4%      23.7%      20.0%      23.3%
Sales                                     7,078      6,700      6,246      6,033      5,609
Costs and expenses:
   Cost of sales                          2,841      2,697      2,593      2,538      2,475
   Selling, general and administrative    3,068      2,904      2,635      2,545      2,275
   Interest, net                            206        152        119        117        101
   Unusual (income) expenses                (35)        --         41        156         48
Earnings from continuing
   operations before taxes and
   earnings (losses) of joint ventures      998        947        858        677        710
Income taxes                                350        336        308        246        259
Earnings (losses) of joint ventures          17          3        (15)        (9)        (6)
Earnings from continuing operations         665        614        535        422        445
Accounting changes                           --         --         --         --         --
Earnings including accounting changes       665        614        535        422        445
Earnings before interest,
   taxes and unusual items                1,169      1,099      1,018        950        859
Earnings before interest, taxes
   and unusual items as % of sales         16.5%      16.4%      16.3%      15.8%      15.3%
Earnings before interest, taxes,
   depreciation, amortization
   and unusual items (EBITDA)             1,392      1,308      1,212      1,145      1,042
Earnings from continuing
   operations as a % of sales               9.4%       9.2%       8.6%       7.0%       7.9%
Average common shares:
   Basic                                    284        299        306        316        316
   Diluted                                  292        307        315        325        323
============================================================================================
FINANCIAL POSITION
Total assets                              5,091      4,574      4,141      3,861      3,902
Land, buildings and equipment, net        1,501      1,405      1,295      1,186      1,279
Working capital at year end                (801)    (1,339)      (598)      (408)      (281)
Long-term debt, excluding
   current portion                        2,221      1,760      1,702      1,640      1,530
Stockholders' equity                         52       (289)       164        190        495
============================================================================================
OTHER STATISTICS
Total dividends                             312        329        331        336        321
Gross capital expenditures                  308        268        281        184        163
Research and development                     83         77         70         66         61
Advertising media expenditures              358        361        348        366        306
Wages, salaries and employee
   benefits                                 666        644        636        608        564
Number of employees (actual)             11,001     11,077     10,664     10,228     10,200
============================================================================================
COMMON STOCK PRICE:
   High for year                          46.35      43.94      42.34      39.13      34.38
   Low for year                           31.38      29.38      29.59      30.00      26.00
   Year-end                               42.20      41.00      40.19      34.13      32.13
============================================================================================

All share and per-share data have been adjusted for the two-for-one stock split in November 1999.

INDEPENDENT AUDITORS' REPORT

The Stockholders and the Board of Directors of General Mills, Inc.:

We have audited the accompanying consolidated balance sheets of General Mills, Inc. and subsidiaries as of May 27, 2001 and May 28, 2000, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the fiscal years in the three-year period ended May 27, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of General Mills, Inc. and subsidiaries as of May 27, 2001 and May 28, 2000, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended May 27, 2001 in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Minneapolis, Minnesota
June 25, 2001

CONSOLIDATED STATEMENTS OF EARNINGS

IN MILLIONS, EXCEPT PER SHARE DATA; FISCAL YEAR ENDED               MAY 27, 2001      MAY 28, 2000     MAY 30, 1999
--------------------------------------------------------------------------------------------------------------------
Sales                                                                  $ 7,077.7         $ 6,700.2        $ 6,246.1
Costs and Expenses:
   Cost of sales                                                         2,841.2           2,697.6          2,593.5
   Selling, general and administrative                                   3,067.2           2,903.7          2,634.9
   Interest, net                                                           206.1             151.9            119.4
   Unusual items - (income) expense                                        (35.1)               --             40.7
--------------------------------------------------------------------------------------------------------------------
      Total Costs and Expenses                                           6,079.4           5,753.2          5,388.5
--------------------------------------------------------------------------------------------------------------------
Earnings before Taxes and Earnings (Losses) from Joint Ventures            998.3             947.0            857.6
Income Taxes                                                               349.9             335.9            307.8
Earnings (Losses) from Joint Ventures                                       16.7               3.3            (15.3)
--------------------------------------------------------------------------------------------------------------------
Net Earnings                                                           $   665.1         $   614.4        $   534.5
====================================================================================================================
Earnings per Share - Basic                                             $    2.34         $    2.05        $    1.74
====================================================================================================================
Average Number of Common Shares                                            283.9             299.1            306.5
====================================================================================================================
Earnings per Share - Diluted                                           $    2.28         $    2.00        $    1.70
====================================================================================================================
Average Number of Common Shares - Assuming Dilution                        292.0             307.3            314.7
====================================================================================================================

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED BALANCE SHEETS

IN MILLIONS                                                                              MAY 27, 2001    MAY 28, 2000
-----------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
   Cash and cash equivalents                                                                 $   64.1         $   25.6
   Receivables, less allowance for doubtful accounts of $5.7 in 2001 and $5.8 in 2000           664.0            500.6
   Inventories                                                                                  518.9            510.5
   Prepaid expenses and other current assets                                                     99.3             87.7
   Deferred income taxes                                                                         61.9             65.9
-----------------------------------------------------------------------------------------------------------------------
      Total Current Assets                                                                    1,408.2          1,190.3
Land, Buildings and Equipment at cost, net                                                    1,501.2          1,404.9
Goodwill and Intangible Assets                                                                  870.0            870.3
Other Assets                                                                                  1,311.8          1,108.2
-----------------------------------------------------------------------------------------------------------------------
Total Assets                                                                                 $5,091.2         $4,573.7
=======================================================================================================================
LIABILITIES AND EQUITY
Current Liabilities:
   Accounts payable                                                                          $  619.1         $  641.5
   Current portion of long-term debt                                                            349.4            413.5
   Notes payable                                                                                857.9          1,085.8
   Accrued taxes                                                                                111.1            104.9
   Accrued payroll                                                                              141.7            142.4
   Other current liabilities                                                                    129.6            141.0
-----------------------------------------------------------------------------------------------------------------------
      Total Current Liabilities                                                               2,208.8          2,529.1
Long-term Debt                                                                                2,221.0          1,760.3
Deferred Income Taxes                                                                           349.5            297.2
Deferred Income Taxes - Tax Leases                                                               73.7             89.8
Other Liabilities                                                                               186.0            186.1
-----------------------------------------------------------------------------------------------------------------------
      Total Liabilities                                                                       5,039.0          4,862.5
-----------------------------------------------------------------------------------------------------------------------
Stockholders' Equity:
   Cumulative preference stock, none issued                                                        --               --
   Common stock, 408.3 shares issued                                                            744.7            680.6
   Retained earnings                                                                          2,467.6          2,113.9
   Less common stock in treasury, at cost, shares of 123.1 in 2001 and 122.9 in 2000         (3,013.9)        (2,934.9)
   Unearned compensation                                                                        (53.4)           (62.7)
   Accumulated other comprehensive income                                                       (92.8)           (85.7)
-----------------------------------------------------------------------------------------------------------------------
      Total Stockholders' Equity                                                                 52.2           (288.8)
-----------------------------------------------------------------------------------------------------------------------
Total Liabilities and Equity                                                                 $5,091.2         $4,573.7
=======================================================================================================================

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS

IN MILLIONS, FISCAL YEAR ENDED                               MAY 27, 2001    MAY 28, 2000    MAY 30, 1999
----------------------------------------------------------------------------------------------------------
Cash Flows - Operating Activities:
   Net earnings                                                    $665.1          $614.4          $534.5
   Adjustments to reconcile net earnings to cash flow:
      Depreciation and amortization                                 223.1           208.8           194.2
      Deferred income taxes                                          48.4            43.5            42.0
      Changes in current assets and liabilities,
         excluding effects from businesses acquired                 (73.0)         (125.6)          (93.3)
      Tax benefit on exercised options                               32.8            34.4            23.2
      Unusual items (income) expense                                (35.1)             --            40.7
      Other, net                                                   (121.6)          (50.6)          (28.0)
---------------------------------------------------------------------------------------------------------
   Cash provided by continuing operations                           739.7           724.9           713.3
   Cash used by discontinued operations                              (2.8)           (2.8)           (3.9)
---------------------------------------------------------------------------------------------------------
      Net Cash Provided by Operating Activities                     736.9           722.1           709.4
---------------------------------------------------------------------------------------------------------
Cash Flows - Investment Activities:
   Purchases of land, buildings and equipment                      (307.5)         (267.7)         (280.9)
   Investments in businesses, intangibles and affiliates,
      net of investment returns and dividends                       (96.0)         (294.7)         (151.5)
   Purchases of marketable securities                               (97.8)          (17.5)          (11.5)
   Proceeds from sale of marketable securities                       70.0            11.7            19.2
   Proceeds from disposal of land, buildings and equipment            1.2             5.5            11.8
   Other, net                                                       (30.0)           (1.0)           38.0
---------------------------------------------------------------------------------------------------------
      Net Cash Used by Investment Activities                       (460.1)         (563.7)         (374.9)
---------------------------------------------------------------------------------------------------------
Cash Flows - Financing Activities:
   Change in notes payable                                          295.1           565.9           260.0
   Issuance of long-term debt                                       296.1           500.8           208.6
   Payment of long-term debt                                       (408.0)         (110.6)         (194.8)
   Common stock issued                                              106.9            75.7            69.6
   Purchases of common stock for treasury                          (226.2)         (819.7)         (340.7)
   Dividends paid                                                  (312.4)         (329.2)         (331.4)
   Other, net                                                        10.2           (19.6)           (8.3)
---------------------------------------------------------------------------------------------------------
      Net Cash Used by Financing Activities                        (238.3)         (136.7)         (337.0)
---------------------------------------------------------------------------------------------------------
Increase (Decrease) in Cash and Cash Equivalents                     38.5            21.7            (2.5)
Cash and Cash Equivalents - Beginning of Year                        25.6             3.9             6.4
---------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents - End of Year                            $ 64.1          $ 25.6          $  3.9
==========================================================================================================
Cash Flow from Changes in Current Assets and Liabilities:
   Receivables                                                     $(93.6)         $ 11.2          $(82.7)
   Inventories                                                       (8.8)          (51.4)          (28.7)
   Prepaid expenses and other current assets                        (16.6)           (4.9)            9.2
   Accounts payable                                                   6.6           (49.4)           44.7
   Accruals and other current liabilities                            39.4           (31.1)          (35.8)
---------------------------------------------------------------------------------------------------------
Changes in Current Assets and Liabilities                          $(73.0)        $(125.6)         $(93.3)
==========================================================================================================

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                   $.10 PAR VALUE COMMON STOCK
                                                 (ONE BILLION SHARES AUTHORIZED)
                                            -----------------------------------------                       ACCUMULATED
                                                  ISSUED               TREASURY                    UNEARNED  OTHER COM-
                                            -----------------------------------------   RETAINED    COMPEN-  PREHENSIVE
IN MILLIONS, EXCEPT PER SHARE DATA          SHARES     AMOUNT     SHARES      AMOUNT    EARNINGS     SATION      INCOME      TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 31, 1998                      408.3   $  619.6      (98.8)  $(1,935.7)  $ 1,622.8   $  (75.4)  $   (41.1)  $  190.2
===================================================================================================================================
Comprehensive Income:
   Net earnings                                                                            534.5                             534.5
   Other comprehensive income,
     net of tax:
      Unrealized losses on securities                                                                              (3.2)      (3.2)
      Foreign currency translation                                                                                (11.0)     (11.0)
      Minimum pension liability
         adjustment                                                                                                (1.6)      (1.6)
-----------------------------------------------------------------------------------------------------------------------------------
   Other comprehensive income                                                                                     (15.8)     (15.8)
                                                                                                              ---------------------
Total Comprehensive Income                                                                                                   518.7
-----------------------------------------------------------------------------------------------------------------------------------
Cash dividends declared ($1.08 per share),
   net of income taxes of $1.5                                                            (329.9)                           (329.9)
Stock compensation plans (includes
   income tax benefits of $33.6)                --       29.8        4.0        77.3                                         107.1
Shares purchased                                                    (9.5)     (340.7)                                       (340.7)
Put and call option premiums/
   settlements, net                             --        8.5         --         3.8                                          12.3
Unearned compensation related to
   restricted stock awards                                                                             (9.6)                  (9.6)
Earned compensation and other                                                                          16.1                   16.1
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 30, 1999                      408.3   $  657.9     (104.3)  $(2,195.3)  $ 1,827.4   $  (68.9)  $   (56.9)  $  164.2
===================================================================================================================================
Comprehensive Income:
   Net earnings                                                                            614.4                             614.4
   Other comprehensive income,
     net of tax:
      Unrealized losses on securities                                                                              (7.8)      (7.8)
      Foreign currency translation                                                                                (21.7)     (21.7)
      Minimum pension liability
         adjustment                                                                                                  .7         .7
-----------------------------------------------------------------------------------------------------------------------------------
   Other comprehensive income                                                                                     (28.8)     (28.8)
                                                                                                              ---------------------
Total Comprehensive Income                                                                                                   585.6
-----------------------------------------------------------------------------------------------------------------------------------
Cash dividends declared ($1.10 per share),
   net of income taxes of $1.3                                                            (327.9)                           (327.9)
Stock compensation plans (includes
   income tax benefits of $38.7)                --       24.6        4.6       101.6                                         126.2
Shares purchased                                                   (23.2)     (847.8)                                       (847.8)
Put and call option premiums/
   settlements, net                             --       (1.9)        --         6.6                                           4.7
Unearned compensation related to
   restricted stock awards                                                                            (13.2)                 (13.2)
Earned compensation and other                                                                          19.4                   19.4
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 28, 2000                      408.3   $  680.6     (122.9)  $(2,934.9)  $ 2,113.9   $  (62.7)  $   (85.7)  $ (288.8)
===================================================================================================================================
Comprehensive Income:
   Net earnings                                                                            665.1                             665.1
   Other comprehensive income,
     net of tax:
      Unrealized gains on securities                                                                                5.3        5.3
      Foreign currency translation                                                                                 (7.5)      (7.5)
      Minimum pension liability
         adjustment                                                                                                (4.9)      (4.9)
-----------------------------------------------------------------------------------------------------------------------------------
   Other comprehensive income                                                                                      (7.1)      (7.1)
                                                                                                              ---------------------
Total Comprehensive Income                                                                                                   658.0
-----------------------------------------------------------------------------------------------------------------------------------
Cash dividends declared ($1.10 per share),
   net of income taxes of $1.0                                                            (311.4)                           (311.4)
Stock compensation plans (includes
   income tax benefits of $38.4)                --       34.1        5.2       123.8                                         157.9
Shares purchased                                                    (5.4)     (198.1)                                       (198.1)
Put and call option premiums/
   settlements, net                             --       30.0         --        (4.7)                                         25.3
Unearned compensation related to
   restricted stock awards                                                                            (12.5)                 (12.5)
Earned compensation and other                                                                          21.8                   21.8
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 27, 2001                      408.3   $  744.7     (123.1)  $(3,013.9)  $ 2,467.6   $  (53.4)  $   (92.8)  $   52.2
===================================================================================================================================

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

26

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Preparing of the Consolidated Financial Statements in conformity with accounting principles that are generally accepted in the United States requires us to make estimates and assumptions that affect reported amounts of assets, liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain prior years' amounts have been reclassified to conform with the current year presentation.

   (A) PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the following domestic and foreign operations: parent company and 100 percent-owned subsidiaries; and General Mills' investment in and share of net earnings or losses of 20 to 50 percent-owned companies, which are recorded on an equity basis.

   Our fiscal year ends on the last Sunday in May. Years 2001, 2000 and 1999 each consisted of 52 weeks.

   (B) LAND, BUILDINGS, EQUIPMENT AND DEPRECIATION - Buildings and equipment are depreciated over estimated useful lives, primarily using the straight-line method. Buildings are usually depreciated over 40 to 50 years, and equipment is depreciated over three to 15 years. Depreciation charges for 2001, 2000 and 1999 were $194.0 million, $182.6 million and $171.6 million, respectively. Accelerated depreciation methods generally are used for income tax purposes. When an item is sold or retired, the accounts are relieved of its cost and related accumulated depreciation; the resulting gains and losses, if any, are recognized.

   (C) INVENTORIES - Inventories are valued at the lower of cost or market. We generally use LIFO as the preferred method of valuing inventory because we believe that it is a better match with current revenues. However, FIFO is used for most foreign operations, where LIFO is not recognized for income tax purposes and the operations often lack the staff to accurately handle LIFO complexities.

   (D) INTANGIBLE ASSETS - Goodwill represents the difference between the purchase prices of acquired companies and the related fair values of net assets acquired and accounted for by the purchase method of accounting. Goodwill is amortized on a straight-line basis over 40 years or less. See section (N) of this note for a description of new accounting rules that will eliminate amortization of goodwill after 2001. Intangible assets include an amount that partially offsets a minimum liability recorded for a pension plan with assets less than accumulated benefits. The costs of patents, copyrights and other intangible assets are amortized evenly over their estimated useful lives.

   (E) RECOVERABILITY OF LONG-LIVED ASSETS - We review long-lived assets, including identifiable intangibles and goodwill, for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is deemed impaired and written down to its fair value if estimated related future cash flows are less than its carrying amount.

   (F) FOREIGN CURRENCY TRANSLATION - For most of our foreign operations, local currencies are considered the functional currency. Assets and liabilities are translated using exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates prevailing throughout the period. Translation effects are classified within Accumulated Other Comprehensive Income in Stockholders' Equity.

   (G) Financial Instruments - See Note Seven for a description of our accounting policies related to financial instruments.

   (H) REVENUE RECOGNITION - We recognize sales upon shipment to our customers.

   (I) RESEARCH AND DEVELOPMENT - All expenditures for research and development are charged against earnings in the year incurred. The charges for 2001, 2000 and 1999 were $82.8 million, $77.1 million and $70.0 million, respectively.

   (J) ADVERTISING COSTS - Advertising expense (including production and communication costs) for 2001, 2000 and 1999 was $358.3 million, $360.8 million and $348.3 million, respectively. Prepaid advertising costs (including syndication properties) of $34.4 million and $21.4 million were reported as assets at May 27, 2001, and May 28, 2000, respectively. We expense the production costs of advertising the first time that the advertising takes place.

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

   (M) STATEMENTS OF CASH FLOWS - For purposes of the statements of cash flows, we consider all investments purchased with an original maturity of three months or less to be cash equivalents.

   (N) NEW ACCOUNTING RULES - During 1999, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires all derivatives to be recorded at fair value on the balance sheet and establishes new accounting rules for hedging. It will be effective for us in fiscal 2002. Based on derivatives outstanding at May 27, 2001, the adoption of SFAS No. 133 is expected to result in charges due to the cumulative effect of an accounting change of $158 million to Accumulated Other Comprehensive Income and $3 million to the Consolidated Statements of Earnings in the first quarter of fiscal 2002.

   In May 2000, the Emerging Issues Task Force (EITF) of the FASB reached a consensus on Issue 00-14, "Accounting for Certain Sales Incentives." The issue addresses recognition and income statement classification of certain sales incentives. In April 2001, the EITF reached a consensus on Issue 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products." The issue addresses when consideration from a vendor is either (a) an adjustment of the selling prices of the vendor's products to the retailer and, therefore, should be deducted from revenue when recognized in the vendor's income statement, or (b) a cost incurred by the vendor for assets or services provided by the retailer to the vendor and, therefore, should be included as a cost or an expense when recognized in the vendor's income statement. Issues 00-14 and 00-25 will be effective for us in our fourth quarter 2002. Since the adoption of these issues will result only in the reclassification of certain sales incentive and trade promotion expenses from selling, general and administrative expense to a reduction of net sales, the adoption will not affect our financial position or net earnings.

   In July 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires all business combinations to be accounted for using the purchase method effective for transactions initiated after June 30, 2001. SFAS No. 142 eliminates the amortization of goodwill and instead requires that goodwill be tested for impairment. SFAS No. 142 is required for fiscal years beginning after Dec. 15, 2001. Early adoption is permitted for companies with a fiscal year beginning after March 2001, provided that the first quarter financial statements have not previously been issued. Since we expect to adopt these statements effective with the beginning of our fiscal 2002, we will not have goodwill amortization after fiscal 2001. Our goodwill amortization expense in 2001 totaled $22.6 million pretax, $21.9 million after tax. We will be testing our goodwill for impairment and, if necessary, adjusting the carrying value of our goodwill.

2. ACQUISITIONS

In July 2000, we and Diageo plc (Diageo) entered into an agreement, under which we expect to acquire the worldwide Pillsbury operations from Diageo. Pillsbury, based in Minneapolis, Minn., produces and distributes leading food brands including Pillsbury(TM) refrigerated dough and baked goods, Green Giant(TM) canned and frozen vegetables, Old El Paso(TM) Mexican foods, Progresso(TM) soups, Totino's(TM) frozen pizza products and a wide range of foodservice products.

   The transaction will be accounted for as a purchase. Under the terms of the agreement, we would acquire Pillsbury in a stock-for-stock exchange. The consideration to Diageo would include 141 million shares of the Company's common stock and the assumption of $5.14 billion of Pillsbury debt. Up to $642 million of the total transaction value may be repaid to us at the first anniversary of the closing, depending on our stock price at that time. The total cost of the acquisition (exclusive of direct acquisition costs) is estimated at approximately $10.2 billion. The transaction has been approved by the boards of directors and shareholders of both companies, and is currently under review by the Federal Trade Commission (FTC).

   At the time the Pillsbury acquisition was made public, we announced our intention to divest certain Pillsbury businesses. On Feb. 5, 2001, International Multifoods Corporation (IMC) announced it had agreed to purchase the Pillsbury dessert and specialty products businesses for approximately $305 million. IMC, which owns the Robin Hood(TM) baking products business in Canada, will also acquire General Mills' ROBIN HOOD flour business in the United States as part of the transaction. The agreement for the sale of these businesses was intended to gain regulatory clearance for General Mills' acquisition of Pillsbury. The IMC transaction is contingent upon FTC approval and the completion of our transaction with Diageo.

28

   On Jan. 13, 2000, we acquired Small Planet Foods of Sedro-Woolley, Wash. Small Planet Foods is a leading producer of branded organic food products marketed under the CASCADIAN FARM and MUIR GLEN trademarks. On Aug. 12, 1999, we acquired GARDETTO's Bakery, Inc. of Milwaukee, Wis. Gardetto's is a leading national brand of baked snack mixes and flavored pretzels. On June 30, 1999, we acquired certain grain elevators and related assets from Koch Agriculture Company. The aggregate purchase price of these acquisitions, which were accounted for using the purchase method, was approximately $227 million, and associated goodwill was $153 million. The results of the acquired businesses have been included in the consolidated financial statements since their respective acquisition dates. Our fiscal 2000 financial results would not have been materially different if we had made these acquisitions at the beginning of the fiscal year.

   On Feb. 10, 1999, we acquired Farmhouse Foods Company of Union City, Calif., a West Coast marketer of rice and pasta side-dish mixes. On Jan. 15, 1999, we acquired Lloyd's Barbeque Company of St. Paul, Minn., a producer of refrigerated entrees. The aggregate purchase price of these acquisitions, both of which were accounted for using the purchase method, totaled approximately $130 million, and associated goodwill was $113 million. The results of the acquired businesses have been included in the consolidated financial statements since their respective acquisition dates. Our fiscal 1999 financial results would not have been materially different if we had made these acquisitions at the beginning of the fiscal year.

   Through fiscal 2001, the goodwill associated with the acquisitions described above was amortized over 40 years on a straight-line basis. As described in Note One (N), we expect to adopt SFAS No. 142 effective with the beginning of fiscal 2002, and therefore we will not amortize goodwill after fiscal 2001.

3. UNUSUAL ITEMS

In 2001, we reached a partial settlement with a group of global insurance companies that participated in the reinsurance of a property policy covering a 1994 oats handling incident. We recorded this partial settlement, totaling $54.9 million pretax net of associated costs, in the fourth quarter of 2001. The gross amount was recorded as a receivable on the year-end balance sheet. We also expensed certain transaction costs associated with our pending acquisition of The Pillsbury Company totaling $8.1 million pretax. Finally, in the fourth quarter, we made the decision to exit the SQUEEZIT beverage business. The fourth-quarter charge associated with this action, primarily noncash write-downs associated with asset disposals, totaled $11.7 million pretax. Additional charges, primarily severance, will be recorded in fiscal 2002. At May 27, 2001, there was a remaining reserve balance of $3.8 million related to the exit of the SQUEEZIT beverage business. The net of these unusual items totaled income of $35.1 million pretax, $21.9 million after tax ($.08 per diluted share).

   In 1999, we recorded restructuring charges of $40.7 million pretax, $25.2 million after tax ($.08 per diluted share), primarily related to streamlining manufacturing and distribution activities. These supply chain actions included consolidating manufacturing of certain products into fewer locations, and consolidating warehouse, distribution and sales activities across our packaged food, foodservice and milling operations. Slightly less than half of the total charge reflected write-down of assets to their estimated net realizable value upon disposal; the remaining cash portion was primarily related to severance and asset redeployment expenses. We planned to terminate and actually terminated approximately 150 employees (70 salaried and 80 wage). These restructuring activities were substantially completed at the end of fiscal 2000. At May 27, 2001, there was a remaining reserve of $3.7 million.

   Analysis of our restructuring reserve activity is as follows:

                                     SUPPLY CHAIN
                       --------------------------------------
                                       ASSET
IN MILLIONS             SEVERANCE  WRITE-OFF   OTHER    TOTAL    OTHER    TOTAL
--------------------------------------------------------------------------------
Reserve balance at
  May 31, 1998              $ 3.3      $  --   $13.2    $16.5    $14.0    $30.5
   Restructuring charges      6.8       16.7     4.7     28.2     12.5     40.7
   1998 Amounts utilized     (2.6)        --    (3.4)    (6.0)   (10.4)   (16.4)
   1999 Amounts utilized     (4.0)      (2.9)    (.2)    (7.1)    (3.1)   (10.2)
--------------------------------------------------------------------------------
Reserve balance at
  May 30, 1999                3.5       13.8    14.3     31.6     13.0     44.6
   1998 Amounts utilized      (.2)        --    (9.0)    (9.2)    (1.7)   (10.9)
   1999 Amounts utilized     (2.4)     (13.8)    (.1)   (16.3)    (7.0)   (23.3)
--------------------------------------------------------------------------------
Reserve balance at
  May 28, 2000                 .9         --     5.2      6.1      4.3     10.4
   Exit charges                --         --      --       --     11.7     11.7
   1998 Amounts utilized       --         .3      --       .3     (1.9)    (1.6)
   1999 Amounts utilized      (.1)       (.1)   (2.0)    (2.2)    (1.3)    (3.5)
   2001 Exit
      charges utilized         --         --      --       --     (7.9)    (7.9)
--------------------------------------------------------------------------------
RESERVE BALANCE AT
   MAY 27, 2001             $  .8      $  .2   $ 3.2    $ 4.2    $ 4.9    $ 9.1
================================================================================

4. INVESTMENTS IN JOINT VENTURES

We have a 50 percent equity interest in Cereal Partners Worldwide (CPW), our joint venture with Nestle that manufactures and markets ready-to-eat cereals outside the United States and Canada. We have a 40.5 percent equity interest in Snack Ventures Europe (SVE), our joint venture with PepsiCo that manufactures and markets snack foods in continental Europe. Our domestic joint ventures include a 50 percent equity interest in InsightTools, LLC, formed in 2001 with MarketTools, Inc. for conducting consumer research via the Internet. We also have a 50 percent equity interest in 8th Continent, LLC, a joint venture formed in 2001 with DuPont to develop and market soy foods and beverages. Because the 8th Continent venture had not yet begun marketing product in fiscal 2001, its results are not reflected in the joint venture operations for this fiscal year, but will be in 2002.

   In late fiscal 1999, decisions were made to end the International Dessert Partners (IDP) joint venture with Bestfoods for baking mixes and desserts in Latin America, and a snack joint venture in China with Want Want Holdings Ltd., called Tong Want, which had not yet begun operating. These decisions did not have a material impact on our financial position, results of operations or cash flows.

   The joint ventures are reflected in our financial statements on an equity accounting basis. We record our share of the earnings or losses of these joint ventures. (The table that follows in this note reflects the joint ventures on a 100 percent basis.) We also receive royalty income from certain of these joint ventures, incur various expenses (primarily research and development) and record the tax impact of certain of the joint venture operations that are structured as partnerships. In 1999, SVE recorded restructuring charges to improve its manufacturing cost structure. Our share of these restructuring charges was $10.9 million pretax, $7.1 million after tax ($.02 per diluted share). These restructuring activities were completed in fiscal 1999. Including all these factors, earnings (losses) from joint ventures were $16.7 million, $3.3 million and $(15.3) million in 2001, 2000 and 1999, respectively.

   Our cumulative investment in these joint ventures (including our share of earnings and losses) was $218.3 million, $197.8 million and $189.4 million at the end of 2001, 2000 and 1999, respectively. We made aggregate investments in the joint ventures of $24.8 million, $29.5 million (net of a $5.6 million loan repayment) and $18.3 million in 2001, 2000 and 1999, respectively. We received aggregate dividends from the joint ventures of $2.5 million, $5.1 million and $1.6 million in 2001, 2000 and 1999, respectively.

   Summary combined financial information for the joint ventures on a 100 percent basis follows. Since we record our share of CPW results on a two-month lag, CPW information is included as of and for the 12 months ended March 31. The SVE and InsightTools information is consistent with our May year end. IDP results are as of and for the 12 months ended March 31, 1999, and activity in fiscal 2000 for the period of time until the joint venture ceased operation in September 1999. 8th Continent had no sales in fiscal 2001, and therefore its results are not reflected in the results presented below.

COMBINED FINANCIAL INFORMATION -
JOINT VENTURES - 100% BASIS

IN MILLIONS, FISCAL YEAR                       2001          2000          1999
--------------------------------------------------------------------------------
Sales                                      $1,879.3      $1,823.9      $1,833.5
Gross Profit                                1,075.1       1,012.5         981.8
Earnings (losses)
   before Taxes and
   Unusual Items                               60.5          (4.1)        (13.2)
Unusual Items                                    --            --         (26.9)
Earnings (losses)
   after Taxes                                 47.8         (21.7)        (52.5)
================================================================================

IN MILLIONS                                       MAY 27, 2001     MAY 28, 2000
--------------------------------------------------------------------------------
Current Assets                                          $475.8           $494.3
Noncurrent Assets                                        614.2            682.2
Current Liabilities                                      585.3            723.7
Noncurrent Liabilities                                     1.8              4.6
================================================================================

   Our proportionate share of joint venture sales was $845.2 million, $824.6 million and $826.3 million for 2001, 2000 and 1999, respectively.

30

5. BALANCE SHEET INFORMATION

The components of certain balance sheet accounts are as follows :

IN MILLIONS                                          MAY 27, 2001  MAY 28, 2000
--------------------------------------------------------------------------------
Land, Buildings and Equipment:
   Land                                                  $   24.7      $   23.2
   Buildings                                                636.4         620.8
   Equipment                                              2,226.2       2,117.8
   Construction in progress                                 292.0         187.4
--------------------------------------------------------------------------------
      Total land, buildings
        and equipment                                     3,179.3       2,949.2
   Less accumulated depreciation                         (1,678.1)     (1,544.3)
--------------------------------------------------------------------------------
      Net land, buildings
        and equipment                                    $1,501.2      $1,404.9
================================================================================
Goodwill and Intangible Assets:
   Total goodwill and
      intangible assets                                  $  985.5      $   981.6
   Less accumulated amortization                           (115.5)       (111.3)
--------------------------------------------------------------------------------
      Goodwill and intangible assets                     $  870.0      $  870.3
================================================================================
Other Assets:
   Prepaid pension                                       $  677.2      $  593.7
   Marketable securities,
      at market                                             187.3         148.1
   Investments in and
      advances to affiliates                                213.7         195.7
   Miscellaneous                                            233.6         170.7
--------------------------------------------------------------------------------
      Total other assets                                 $1,311.8      $1,108.2
================================================================================

   As of May 27, 2001, a comparison of cost and market values of our marketable securities (which are debt and equity securities) was as follows:

                                                     MARKET     GROSS     GROSS
IN MILLIONS                                  COST     VALUE      GAIN      LOSS
--------------------------------------------------------------------------------
Held to maturity:
   Debt securities                         $  3.2    $  3.2    $   --    $   --
   Equity securities                          1.6       1.6        --        --
--------------------------------------------------------------------------------
      Total                                $  4.8    $  4.8    $   --    $   --
================================================================================
Available for sale:
   Debt securities                         $138.4    $182.5    $ 44.1    $   --
   Equity securities                           --        --        --        --
--------------------------------------------------------------------------------
      Total                                $138.4    $182.5    $ 44.1    $   --
================================================================================

   Realized gains from sales of marketable securities were $4.1 million, $2.5 million and $.9 million in 2001, 2000 and 1999, respectively. In addition, realized losses from purchases of our related debt (see Note Nine) were $.2 million, $2.2 million and $.8 million in 2001, 2000 and 1999, respectively. The aggregate unrealized gains and losses on available-for-sale securities, net of tax effects, are classified in Accumulated Other Comprehensive Income within Stockholders' Equity.

   Scheduled maturities of our marketable securities are as follows:

                                           HELD TO MATURITY  AVAILABLE FOR SALE
--------------------------------------------------------------------------------
                                                     MARKET              MARKET
IN MILLIONS                                  COST     VALUE      COST     VALUE
--------------------------------------------------------------------------------
Under one year (current)                   $   --    $   --    $ 19.6    $ 19.6
From 1 to 3 years                              --        --      40.0      48.8
From 4 to 7 years                              --        --       2.9       3.0
Over 7 years                                  3.2       3.2      75.9     111.1
Equity securities                             1.6       1.6        --        --
--------------------------------------------------------------------------------
   Totals                                  $  4.8    $  4.8    $138.4    $182.5
================================================================================

6. INVENTORIES

The components of inventories are as follows:

IN MILLIONS                                         MAY 27, 2001   MAY 28, 2000
--------------------------------------------------------------------------------
Raw materials, work in
   process and supplies                                   $128.7         $119.1
Finished goods                                             326.0          322.3
Grain                                                       94.0          101.5
Reserve for LIFO
   valuation method                                        (29.8)         (32.4)
--------------------------------------------------------------------------------
   Total inventories                                      $518.9         $510.5
================================================================================

   At May 27, 2001, and May 28, 2000, respectively, inventories of $282.3 million and $298.7 million were valued at LIFO. LIFO accounting had negligible impact on 2001 and 2000 earnings, and increased 1999 earnings by $.01 per diluted share. Results of operations were not materially affected by a liquidation of LIFO inventory. The difference between replacement cost and the stated LIFO inventory value is not materially different from the reserve for LIFO valuation method.

7. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Most of our financial instruments are recorded on the balance sheet. A few (known as "derivatives") are off-balance-sheet items. Derivatives are financial instruments whose value is derived from one or more underlying financial instruments. Examples of underlying instruments are currencies, equities, commodities and interest rates. The carrying amount and fair

                                                                              31
value (based on current market quotes and interest rates) of our financial instruments at the balance sheet dates are as follows:

                                      MAY 27, 2001              MAY 28, 2000
--------------------------------------------------------------------------------
                                  CARRYING        FAIR     CARRYING        FAIR
IN MILLIONS                         AMOUNT       VALUE       AMOUNT       VALUE
--------------------------------------------------------------------------------
Assets:
   Cash and
      cash equivalents            $   64.1    $   64.1     $   25.6    $   25.6
   Receivables                       664.0       664.0        500.6       500.6
   Marketable securities             187.3       187.3        148.1       148.1
Liabilities:
   Accounts payable                  619.1       619.1        641.5       641.5
   Debt                            3,428.3     3,500.2      3,259.6     3,309.3
Derivatives Relating to:
   Debt                                 --      (249.6)          --        30.8
   Commodities                          --        (2.6)          --          .3
   Foreign currencies                   --         4.1           --          .2
================================================================================

   Each derivative transaction we enter into is designated at inception as a hedge of risks associated with specific assets, liabilities or future commitments, and is monitored to determine if it remains an effective hedge. The effectiveness of the derivative as a hedge is based on changes in its market value or cash flows being highly correlated with changes in market value or cash flows of the underlying hedged item. We do not enter into or hold derivatives for trading or speculative purposes.

   We use derivative instruments to reduce financial risk in three areas: interest rates, foreign currency and commodities. The notional amounts of derivatives do not represent actual amounts exchanged by the parties and, thus, are not a measure of the exposure of the Company through its use of derivatives. We enter into interest rate swap, foreign exchange, and commodity swap agreements with a diversified group of highly rated counterparties. Commodity futures transactions are entered into through various regulated exchanges. These transactions may expose the Company to credit risk to the extent that the instruments have a positive fair value, but we have not experienced any material losses nor do we anticipate any losses. The Company does not have a significant concentration of risk with any single party or group of parties in any of its financial instruments.

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

   The following table indicates the types of swaps used to hedge various assets and liabilities, and their weighted average interest rates. Average variable rates are based on rates as of the end of the reporting period. The swap contracts mature during time periods ranging from 2002 to 2012.

                                       MAY 27, 2001             MAY 28, 2000
--------------------------------------------------------------------------------
DOLLARS IN MILLIONS                 ASSET   LIABILITY        ASSET   LIABILITY
--------------------------------------------------------------------------------
Pay floating swaps -
   notional amount                     --    $  339.9           --    $  184.9
      Average receive rate             --         7.1%          --         6.8%
      Average pay rate                 --         4.0%          --         6.8%
Pay fixed swaps -
   notional amount                     --    $5,766.5           --    $  316.5
      Average receive rate             --         4.1%          --         6.7%
      Average pay rate                 --         6.6%          --         5.7%
Basis swaps -                          --    $     --           --    $   49.0
   Average receive rate                --          NA           --         6.6%
   Average pay rate                    --          NA           --         6.7%
================================================================================

   The interest rate differential on interest rate swaps used to hedge existing assets and liabilities is recognized as an adjustment of interest expense or income over the term of the agreement.

   The two preceding tables include delayed-starting interest rate swaps we entered into in anticipation of our proposed acquisition of the Pillsbury business and other financing requirements. As of May 27, 2001, these contracts totaled $5.45 billion notional amount and convert floating rates to an average fixed rate of approximately 6.7 percent with maturities averaging 5.1 years.

   The Company uses interest rate options and cap agreements primarily to reduce the impact of interest rate changes on its floating-rate debt, as well as to hedge the value of call options contained in long-term debt issued by the Company in earlier periods. In return for an upfront payment, an interest rate swap option grants the purchaser the right to receive (pay) the fixed-rate interest amount in an interest rate swap. In return for an upfront payment, a cap agreement entitles the purchaser to receive the amount, if any, by which an agreed upon floating-rate index exceeds the cap interest rate. At May 27, 2001, we had no interest rate options outstanding.

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

32

Realized and unrealized gains and losses on hedges of firm commitments are included in the cost basis of the asset being hedged, and are recognized as the asset is expensed through cost of goods sold or depreciation. Realized and unrealized gains and losses on contracts that hedge other operating activities are recognized currently in net earnings. Realized and unrealized gains and losses on contracts that hedge net investments are recognized in Accumulated Other Comprehensive Income in Stockholders' Equity.

   Our net balance sheet exposure consists of the net investment in foreign operations, translated using the exchange rates in effect at the balance sheet date. The components of our net balance sheet exposure by geographic region are as follows:

IN MILLIONS                                        MAY 27, 2001    MAY 28, 2000
--------------------------------------------------------------------------------
Europe                                                   $180.7          $153.3
North/South America                                        37.6            27.0
Asia                                                       16.0            10.6
-------------------------------------------------------------------------------
   Net balance sheet exposure                            $234.3          $190.9
================================================================================

   At May 27, 2001, we had forward and option contracts maturing in 2002 of $124.1 million of foreign currencies. Of this amount, $120.0 million is related to commitment contracts to sell foreign currencies, $2.0 million is related to commitment contracts to buy foreign currencies, and $2.1 million is related to cash flow hedges to sell foreign currencies. The fair value of these contracts is based on market quotes and was immaterial at May 27, 2001. Realized and unrealized gains and losses associated with the risks being hedged were net gains of $7.4 million, $9.4 million and $2.0 million in fiscal years 2001, 2000 and 1999, respectively.

   (3) COMMODITIES - The Company uses an integrated set of financial instruments in its commodity purchasing cycle, including purchase orders, noncancelable contracts, futures contracts, futures options and swaps. Except as described below, these instruments are all used to manage purchase prices and inventory values as practical for the Company's production needs. To the extent possible, the Company hedges the risk associated with adverse price movements using exchange-traded futures and options, forward cash contracts and over-the-counter hedging mechanisms. Unrealized gains and losses on unsettled contracts are reflected in receivables. Realized gains and losses are reflected in cost of sales. The net gains and losses deferred and expensed are immaterial. At May 27, 2001, the aggregate fair value of our ingredient and energy derivatives position was $99.4 million, consisting of $33.0 million in option contracts ($.8 million of which were in the money) and $66.4 million in futures contracts. The options and futures covered one to 10 months and one to eight months of usage, respectively.

   We utilize a grain merchandising operation to provide us efficient access to and more informed knowledge of various commodities markets. This grain merchandising operation uses futures and options to hedge its net inventory position to minimize market exposure. As of May 27, 2001, our grain merchandising operation had futures and options contracts that essentially hedged its net inventory position. None of the contracts extended beyond May 2002. All futures contracts and futures options are exchange-based instruments with ready liquidity and determinable market values. Neither results of operations nor the year-end positions from our grain merchandising operation were material to the Company's overall results.

8. NOTES PAYABLE

The components of notes payable and their respective weighted average interest rates at the end of the periods are as follows:

                                       MAY 27, 2001             MAY 28, 2000
--------------------------------------------------------------------------------
                                              WEIGHTED                 WEIGHTED
                                               AVERAGE                  AVERAGE
                                     NOTES    INTEREST        NOTES    INTEREST
DOLLARS IN MILLIONS                PAYABLE        RATE      PAYABLE        RATE
--------------------------------------------------------------------------------
U.S. commercial paper             $  733.1         4.4%    $1,043.2         6.3%
--------------------------------------------------------------------------------
Canadian commercial
   paper                              26.8         4.6         23.4         5.5
Euro commercial paper                768.0         4.9         43.0         4.2
Financial institutions               330.0         4.4        456.2         6.3
Amounts reclassified
   to long-term debt              (1,000.0)         --       (480.0)         --
--------------------------------------------------------------------------------
     Total notes payable          $  857.9          --     $1,085.8          --
================================================================================

   See Note Seven for a description of related interest rate derivative instruments.

   To ensure availability of funds, we maintain bank credit lines sufficient to cover our outstanding short-term borrowings. As of May 27, 2001, we had $2.0 billion fee-paid lines and $12.9 million uncommitted, no-fee lines available in the United States and Canada.

   We have a revolving credit agreement expiring in January 2006 covering the fee-paid credit lines that provides us with the ability to refinance short-term borrowings on a long-term basis; accordingly, a portion of our notes payable has been reclassified to long-term debt.

9. LONG-TERM DEBT

IN MILLIONS                                         MAY 27, 2001   MAY 28, 2000
--------------------------------------------------------------------------------
Medium-term notes, 4.8% to
   9.1%, due 2002 to 2078                               $1,274.4       $1,395.8
7.0% notes due
   September 15, 2004                                      156.8          158.9
Zero coupon notes, yield 11.1%,
   $261.4 due August 15, 2013                               70.2           63.5
Zero coupon notes, yield 11.7%,
   $54.3 due August 15, 2004                                37.7           34.1
8.2% ESOP loan guaranty,
   due through June 30, 2007                                30.2           39.8
Notes payable, reclassified (Note 8)                     1,000.0          480.0
Other                                                        1.1            1.7
--------------------------------------------------------------------------------
                                                         2,570.4        2,173.8

Less amounts due within one year                          (349.4)        (413.5)
--------------------------------------------------------------------------------
      Total long-term debt                              $2,221.0       $1,760.3
================================================================================

   See Note Seven for a description of related interest rate derivative instruments.

   In 2001, we issued $284.0 million of debt under our medium-term note program with maturities up to two years and interest rates varying from 7.0 to 7.4 percent. In addition, we entered into a five-year revolving credit agreement expiring in January 2006 covering the fee-paid credit lines that provide us with the ability to refinance short-term borrowings on a long-term basis. The revolving credit agreement provides for borrowings of up to $1 billion, or $520 million more than our previous credit agreement. Accordingly, an additional $520 million of our notes payable has been reclassified to long-term debt. In 2000, $498.0 million of debt was issued under the medium-term note program with maturities from one to six years and interest rates from 6.7 to 7.1 percent.

   The Company has guaranteed the debt of the Employee Stock Ownership Plan; therefore, the loan is reflected on our consolidated balance sheets as long-term debt with a related offset in Unearned Compensation in Stockholders' Equity.

   The sinking fund and principal payments due on long-term debt are (in millions) $349.4, $205.6, $81.2, $217.6 and $51.1 in 2002, 2003, 2004, 2005 and
2006, respectively. The 2005 and 2006 amounts are exclusive of $16.6 million and $6.5 million, respectively, of interest yet to be accreted on zero coupon notes. The notes payable that are reclassified under our revolving credit agreement are not included in these principal payments.

   Our marketable securities (see Note Five) include zero coupon U.S. Treasury securities. These investments are intended to provide the funds for the payment of principal and interest for the zero coupon notes due Aug. 15, 2004, and Aug. 15, 2013.

10. STOCKHOLDERS' EQUITY

Cumulative preference stock of 5.0 million shares, without par value, is authorized but unissued.

   We have a shareholder rights plan that entitles each outstanding share of common stock to one right. Each right entitles the holder to purchase one two-hundredths of a share of cumulative preference stock (or, in certain circumstances, common stock or other securities), exercisable upon the occurrence of certain events. The rights are not transferable apart from the common stock until a person or group has acquired 20 percent or more, or makes a tender offer for 20 percent or more, of the common stock, in which case each right will entitle the holder (other than the acquirer) to receive, upon exercise, common stock of either the Company or the acquiring company having a market value equal to two times the exercise price of the right. The initial exercise price is $120 per right. The rights are redeemable by the Board at any time prior to the acquisition of 20 percent or more of the outstanding common stock. The shareholder rights plan has been specifically amended so that the Pillsbury transaction described in Note Two would not trigger the exercisability of the rights. The rights expire on Feb. 1, 2006. At May 27, 2001, there were
285.2 million rights issued and outstanding.

   The Board of Directors has authorized the repurchase, from time to time, of common stock for our treasury, provided that the number of shares held in treasury shall not exceed 170.0 million.

   Through private transactions in fiscal 2001 and 2000 that are a part of our stock repurchase program, we issued put options and purchased call options related to our common stock. In 2001 and 2000, we issued put options for 17.4 million and 22.8 million shares for $35.8 million and $38.0 million in premiums paid to the Company, respectively. As of May 27, 2001, put options for 17.7 million shares remained outstanding at exercise prices ranging from $32.00 to $42.00 per share with exercise dates from June 6, 2001, to Sept. 19, 2002. In 2001 and 2000, we purchased call options for 8.1 million and 7.6 million shares for $34.5 million and $27.3 million in premiums paid by

34

the Company, respectively. As of May 27, 2001, call options for 9.6 million shares remained outstanding at exercise prices ranging from $32.00 to $49.00 per share with exercise dates from June 4, 2001, to April 21, 2003.

   The following table provides detail of activity within Accumulated Other Comprehensive Income in Stockholders' Equity:

                                                         MINIMUM    ACCUMULATED
                           FOREIGN     UNREALIZED        PENSION          OTHER
                          CURRENCY        GAIN ON      LIABILITY  COMPREHENSIVE
IN MILLIONS                  ITEMS     SECURITIES     ADJUSTMENT         INCOME
--------------------------------------------------------------------------------
Balance at
   May 31, 1998            $ (68.4)        $ 32.9         $ (5.6)        $(41.1)
--------------------------------------------------------------------------------
      Pretax change          (12.2)          (5.3)          (2.6)         (20.1)
      Tax benefit              1.2            2.1            1.0            4.3
--------------------------------------------------------------------------------
Balance at
   May 30, 1999              (79.4)          29.7           (7.2)         (56.9)
--------------------------------------------------------------------------------
      Pretax change          (25.2)         (12.5)           1.1          (36.6)
      Tax (expense)
       benefit                 3.5            4.7            (.4)           7.8
--------------------------------------------------------------------------------
Balance at
   May 28, 2000             (101.1)          21.9           (6.5)         (85.7)
--------------------------------------------------------------------------------
      Pretax change           (8.3)           8.3           (7.8)          (7.8)
      Tax (expense)
       benefit                  .8           (3.0)           2.9             .7
--------------------------------------------------------------------------------
BALANCE AT
   MAY 27, 2001            $(108.6)        $ 27.2         $(11.4)        $(92.8)
================================================================================

11. STOCK PLANS

A total of 9,972,419 shares are available for grants under our 1995 salary replacement, 1996 director and 1998 senior management stock plans through Sept. 30, 2001, Sept. 30, 2001, and Oct. 1, 2005, respectively. An additional 7,542,024 shares are available for grants under the 1998 employee plan, which has no specified duration. Under the 1998 senior management and employee plans, shares available for grant are reduced by shares issued, net of shares surrendered to the Company in stock-for-stock exercises. Options may be priced only at 100 percent of the fair market value on the date of grant. Options now outstanding include some granted under the 1988, 1990 and 1993 option plans, under which no further rights may be granted. All options expire within 10 years and one month after the date of grant. The stock plans provide for full vesting of options upon completion of specified service periods, or in the event there is a change of control.

   Stock subject to a restricted period and a purchase price, if any (as determined by the Compensation Committee of the Board of Directors), may be granted to key employees under the 1998 employee plan and, up to 50 percent of the value of an individual's cash incentive award, through the Executive Incentive Plan. Certain restricted stock awards require the employee to deposit personally owned shares (on a one-for-one basis) with the Company during the restricted period. The 1996 plan allows each nonemployee director to annually elect to receive either 1,000 shares of stock restricted for one year or 1,000 restricted stock units convertible to common stock at a date of the director's choosing following his or her one-year term. The 1990 plan also allowed grants of restricted stock to directors. In 2001, 2000 and 1999, grants of 353,500, 330,229 and 301,944 shares of restricted stock or units were made with weighted average values at grant of $37.61, $38.49 and $33.53 per share, respectively. On May 27, 2001, a total of 1,191,044 restricted shares and units were outstanding under all plans.

   The 1988 plan permitted the granting of performance units corresponding to stock options granted. The value of performance units was determined by return on equity and growth in earnings per share measured against preset goals over three-year performance periods. For seven years after a performance period, holders may elect to receive the value of performance units (with interest) as an alternative to exercising corresponding stock options. On May 27, 2001, there were 184,734 options outstanding with corresponding performance unit accounts. The value of these options exceeded the value of the performance unit accounts.

   The following table contains information on stock option activity:

                                            WEIGHTED                   WEIGHTED
                                             AVERAGE                    AVERAGE
                                            EXERCISE                   EXERCISE
                                OPTIONS        PRICE       OPTIONS        PRICE
                            EXERCISABLE    PER SHARE   OUTSTANDING    PER SHARE
--------------------------------------------------------------------------------

Balance at
   May 31, 1998              24,088,340       $23.82    50,039,206       $26.41
      Granted                                            8,152,008        34.64
      Exercised                                         (4,373,240)       19.82
      Expired                                             (742,130)       29.45
--------------------------------------------------------------------------------
Balance at
   May 30, 1999              24,232,068        25.05    53,075,844        28.17
      Granted                                           11,444,741        37.49
      Exercised                                         (5,678,830)       21.82
      Expired                                             (551,905)       33.42
--------------------------------------------------------------------------------
Balance at
   May 28, 2000              25,412,023        26.40    58,289,850        30.57
      Granted                                           11,600,186        38.07
      Exercised                                         (5,650,724)       24.60
      Expired                                             (741,276)       35.98
--------------------------------------------------------------------------------
BALANCE AT
   MAY 27, 2001              27,723,507       $27.79    63,498,036       $32.40
================================================================================

   The following table provides information regarding options exercisable and outstanding as of May 27, 2001:

                               WEIGHTED                  WEIGHTED      WEIGHTED
RANGE OF                        AVERAGE                   AVERAGE       AVERAGE
EXERCISE                       EXERCISE                  EXERCISE     REMAINING
PRICE               OPTIONS   PRICE PER       OPTIONS   PRICE PER   CONTRACTUAL
PER SHARE       EXERCISABLE       SHARE   OUTSTANDING       SHARE   LIFE (YEARS)
--------------------------------------------------------------------------------
Under $25         6,241,826      $22.79     6,248,930      $22.78          2.92
$25-$30          14,451,484       26.59    16,586,702       26.63          3.19
$30-$35           5,170,726       32.36    20,860,844       33.24          7.62
$35-$40              56,577       36.02     8,542,767       37.43          7.24
Over $40          1,802,894       41.47    11,258,793       40.87          9.05
--------------------------------------------------------------------------------
                 27,723,507      $27.79    63,498,036      $32.40          6.20
================================================================================

   Stock-based compensation expense related to restricted stock for 2001, 2000 and 1999 was $10.8 million, $9.1 million and $7.0 million, respectively, using the intrinsic value-based method of accounting for stock-based compensation plans. Effective with 1997, we adopted the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 allows either a fair value-based method or an intrinsic value-based method of accounting for such compensation plans. Had compensation expense for our stock option plan grants been determined using the fair value-based method, net earnings, basic earnings per share and diluted earnings per share would have been approximately $620.7 million, $2.19 and $2.15, respectively, for 2001; $575.1 million, $1.92 and $1.89 respectively, for 2000; and $513.1 million, $1.67 and $1.64, respectively, for 1999. These pro forma amounts are not likely to be representative of the pro forma effects of stock options in future years since the amounts exclude the pro forma cost for options granted before fiscal 1996. The weighted average fair values at grant date of the options granted in 2001, 2000 and 1999 were estimated as $8.78, $8.89 and $6.28, respectively, using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                               2001          2000          1999
--------------------------------------------------------------------------------
Risk-free interest rate                        5.6%          6.3%          5.2%
Expected life                               7 YEARS       7 years       7 years
Expected volatility                             20%           18%           18%
Expected dividend
   growth rate                                   8%            8%            8%
================================================================================

   The Black-Scholes model requires the input of highly subjective assumptions and may not necessarily provide a reliable measure of fair value.

12. EARNINGS PER SHARE

Basic and diluted earnings per share (EPS) were calculated using the following:

IN MILLIONS, FISCAL YEAR                               2001      2000      1999
--------------------------------------------------------------------------------
Net earnings                                         $665.1    $614.4    $534.5
--------------------------------------------------------------------------------
Average number of common
   shares - basic EPS                                 283.9     299.1     306.5
--------------------------------------------------------------------------------
Incremental share effect from:
   Stock options                                        7.7       7.7       8.1
   Restricted stock, stock
      rights and puts                                    .4        .5        .1
--------------------------------------------------------------------------------
Average number of common
   shares - diluted EPS                               292.0     307.3     314.7
================================================================================

   The diluted EPS calculation does not include 8.5 million, 8.9 million and 2.8 million average anti-dilutive stock options, nor does it include 15.3 million,
7.7 million and 4.1 million average anti-dilutive put options in 2001, 2000 and 1999, respectively.

13. INTEREST EXPENSE

The components of net interest expense are as follows:

IN MILLIONS, FISCAL YEAR                             2001       2000       1999
--------------------------------------------------------------------------------
Interest expense                                   $222.9     $168.3     $133.6
Capitalized interest                                 (2.4)      (2.3)      (2.7)
Interest income                                     (14.4)     (14.1)     (11.5)
--------------------------------------------------------------------------------
   Interest, net                                   $206.1     $151.9     $119.4
================================================================================

   During 2001, 2000 and 1999, we paid interest (net of amount capitalized) of $214.9 million, $167.3 million and $130.1 million, respectively.

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

36

   Reconciliation of the funded status of the plans and the amounts included in the balance sheet are as follows:

                                                              POSTRETIREMENT
                                    PENSION PLANS              BENEFIT PLANS
--------------------------------------------------------------------------------
IN MILLIONS                        2001         2000          2001         2000
--------------------------------------------------------------------------------
FAIR VALUE OF PLAN
   ASSETS
--------------------------------------------------------------------------------
   Beginning fair
      value                    $1,578.4     $1,417.1      $  230.0     $  218.6
   Actual return on
      assets                       83.2        223.7          (1.8)        22.7
   Company
      contributions                10.7          2.1          27.6           .3
   Plan participant
      contributions                  --           --           2.2          2.5
   Benefits paid from
      plan assets                 (66.2)       (64.5)        (20.6)       (14.1)
--------------------------------------------------------------------------------
   Ending Fair Value           $1,606.1     $1,578.4      $  237.4     $  230.0
================================================================================
PROJECTED BENEFIT
   OBLIGATION
--------------------------------------------------------------------------------
   Beginning obligations       $  957.5     $  956.3      $  230.8     $  231.5
   Service cost                    18.3         20.0           6.2          6.4
   Interest cost                   79.1         69.5          21.0         17.3
   Plan amendment                   1.3          1.8            .1         (2.5)
   Plan participant
      contributions                  --           --           2.2          2.5
   Actuarial loss (gain)           86.7        (25.6)         42.3        (10.3)
   Actual benefits
      paid                        (66.2)       (64.5)        (16.2)       (14.1)
--------------------------------------------------------------------------------
   Ending Obligations          $1,076.7     $  957.5      $  286.4     $  230.8
================================================================================
FUNDED STATUS OF
   PLANS                       $  529.4     $  620.9      $  (49.0)    $    (.8)
--------------------------------------------------------------------------------
   Unrecognized
      actuarial loss (gain)       105.6        (55.7)         58.5         (7.3)
   Unrecognized prior
      service costs
      (credits)                    36.2         41.0          (4.5)        (7.0)
   Unrecognized
      transition (asset)
      obligations                 (18.5)       (33.1)           --           --
--------------------------------------------------------------------------------
   Net Amount
      Recognized               $  652.7     $  573.1      $    5.0     $  (15.1)
--------------------------------------------------------------------------------
AMOUNTS RECOGNIZED
   ON BALANCE SHEETS
-------------------------------------------------------------------------------
   Prepaid asset               $  677.2     $  593.7      $   75.4     $   67.4
   Accrued liability              (43.7)       (32.8)        (70.4)       (82.5)
   Intangible asset                  .8          1.6
   Minimum liability
      adjustment in
      equity                       18.4         10.6
--------------------------------------------------------------------------------
   Net                         $  652.7     $  573.1      $    5.0     $  (15.1)
================================================================================

   Plans with obligations in excess of plan assets:

                                                              POSTRETIREMENT
                                    PENSION PLANS              BENEFIT PLANS
--------------------------------------------------------------------------------
IN MILLIONS                        2001         2000          2001         2000
--------------------------------------------------------------------------------
Accumulated benefit
   obligation                  $   43.7     $   32.8      $  166.1     $  133.0
Plan assets at fair
    value                            --           --          41.1         30.5
================================================================================

   Assumptions as of year end are:

                                                              POSTRETIREMENT
                                    PENSION PLANS              BENEFIT PLANS
--------------------------------------------------------------------------------
                                   2001         2000          2001         2000
--------------------------------------------------------------------------------
Discount rate                      7.75%        8.25%         7.75%        8.25%
Rate of return on
   plan assets                     10.4         10.4          10.0         10.0
Salary increases                    4.4          4.4            --           --
Annual increase in
   cost of benefits                  --           --           6.6          7.3
================================================================================

   The annual increase in cost of postretirement benefits is assumed to decrease gradually in future years, reaching an ultimate rate of 5.2 percent in the year 2005.

   Components of net benefit (income) or expense each year are as follows:

                                                            POSTRETIREMENT
                               PENSION PLANS                 BENEFIT PLANS
--------------------------------------------------------------------------------
IN MILLIONS              2001      2000      1999      2001      2000      1999
--------------------------------------------------------------------------------
Service cost           $ 18.3    $ 20.0    $ 19.4    $  6.2    $  6.4    $  6.4
Interest cost            79.1      69.5      64.6      21.0      17.3      16.0
Expected return
   on plan assets      (159.5)   (142.3)   (127.9)    (23.2)    (21.9)    (19.4)
Amortization of
   transition
   asset                (14.7)    (14.4)    (14.4)       --        --        --
Amortization of
   (gains) losses         1.5       1.5       4.4       1.5       1.3       1.5
Amortization of
   prior service
   costs (credits)        6.1       5.9       4.9      (2.4)     (2.5)     (2.2)
Settlement or
   curtailment
   losses                  --        --        --        --        --        --
--------------------------------------------------------------------------------
   Net (income)
     expense           $(69.2)   $(59.8)   $(49.0)   $  3.1    $   .6    $  2.3
================================================================================

   Assumed health care cost trend rates have an important effect on the amounts reported for the postretirement benefit plans. If the health care cost trend rate increased by 1 percentage point in each future year, the aggregate of the service and interest cost components of postretirement expense would increase for 2001 by $3.8 million, and the postretirement accumulated benefit obligation as of May 27, 2001, would increase by $35.2 million. If the health care cost trend rate decreased by 1 percentage point in each future year, the aggregate of the service and interest cost components of postretirement expense would decrease for 2001 by $3.4 million, and the postretirement accumulated benefit obligation as of May 27, 2001, would decrease by $30.9 million.

   The General Mills Savings Plan is a defined contribution plan that covers our salaried and nonunion employees. It had net assets of $1,070.9 million at May 27, 2001, and $1,043.2 million at May 28, 2000. This plan is a 401(k) savings plan that includes several investment funds and an Employee Stock Ownership Plan
(ESOP). The ESOP's only assets are Company common stock and temporary cash balances. Company expense recognized in 2001, 2000 and 1999 was $7.6 million, $7.5 million and $6.2 million, respectively. The ESOP's share of this expense was $6.6 million, $6.5 million and $5.7 million, respectively. The ESOP's expense is calculated by the "shares allocated" method.

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

   The Company's cash contribution to the ESOP is calculated so as to pay off enough debt to release sufficient shares to make the Company match. The ESOP uses the Company's cash contributions to the plan, plus the dividends received on the ESOP's leveraged shares, to make principal and interest payments on the ESOP's debt. As loan payments are made, shares become unencumbered by debt and are committed to be allocated. The ESOP allocates shares to individual employee accounts on the basis of the match of employee payroll savings (contributions), plus reinvested dividends received on previously allocated shares. In 2001, 2000 and 1999, the ESOP incurred interest expense of $2.9 million, $3.7 million and $4.5 million, respectively. The ESOP used dividends of $7.4 million, $8.7 million and $8.6 million, along with Company contributions of $6.2 million, $6.4 million and $5.6 million to make interest and principal payments in the respective years.

   The number of shares of Company common stock in the ESOP is summarized as follows:

NUMBER OF SHARES                                   MAY 27, 2001    MAY 28, 2000
--------------------------------------------------------------------------------
Unreleased shares                                     1,652,047       2,381,907
Committed to be allocated                                24,098           3,627
Allocated to participants                             5,680,204       5,341,455
--------------------------------------------------------------------------------
   Total shares                                       7,356,349       7,726,989
================================================================================

15. PROFIT-SHARING PLAN

The Executive Incentive Plan provides incentives to key employees who have the greatest potential to contribute to current earnings and successful future operations. These awards are approved by the Compensation Committee of the Board of Directors, which consists solely of independent, outside directors, and these awards are based on performance against pre-established goals approved by the Committee. Profit-sharing expense was $11.7 million, $10.5 million and $9.0 million in 2001, 2000 and 1999, respectively.

38

16. INCOME TAXES

The components of earnings before income taxes and earnings (losses) of joint ventures and the income taxes thereon are as follows:

IN MILLIONS, FISCAL YEAR                             2001       2000       1999
--------------------------------------------------------------------------------
Earnings before income taxes:
   U.S                                             $991.2     $918.6     $825.4
   Foreign                                            7.1       28.4       32.2
--------------------------------------------------------------------------------
   Total earnings before
      income taxes                                 $998.3     $947.0     $857.6
--------------------------------------------------------------------------------
Income taxes:
   Current:
      Federal                                      $283.4     $280.1     $238.9
      State and local                                19.9       14.1       21.5
      Foreign                                        (1.8)      (1.8)       5.4
--------------------------------------------------------------------------------
        Total current                               301.5      292.4      265.8
--------------------------------------------------------------------------------
   Deferred:
      Federal                                        41.6       44.2       32.1
      State and local                                 4.7       (5.4)       7.3
      Foreign                                         2.1        4.7        2.6
--------------------------------------------------------------------------------
        Total deferred                               48.4       43.5       42.0
--------------------------------------------------------------------------------
          Total income taxes                       $349.9     $335.9     $307.8
================================================================================

   During 2001, 2000 and 1999, we paid income taxes of $230.8 million, $284.4 million and $248.6 million, respectively.

   In fiscal 1982 and 1983 we purchased certain income-tax items from other companies through tax lease transactions. Total current income taxes charged to earnings reflect the amounts attributable to operations and have not been materially affected by these tax leases. Actual current taxes payable relating to 2001, 2000 and 1999 operations were increased by approximately $16 million, $22 million and $20 million, respectively, due to the current effect of tax leases. These tax payments do not affect taxes for statement of earnings purposes since they repay tax benefits realized in prior years. The repayment liability is classified as Deferred Income Taxes - Tax Leases.

   The following table reconciles the U.S. statutory income tax rate with the effective income tax rate:

FISCAL YEAR                                            2001      2000      1999
--------------------------------------------------------------------------------
U.S. statutory rate                                    35.0%     35.0%     35.0%
--------------------------------------------------------------------------------
State and local income taxes,
   net of federal tax benefits                          1.6       1.3       2.2
Other, net                                             (1.6)      (.8)     (1.3)
--------------------------------------------------------------------------------
   Effective income tax rate                           35.0%     35.5%     35.9%
================================================================================

   The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

IN MILLIONS                                        MAY 27, 2001    MAY 28, 2000
--------------------------------------------------------------------------------
Accrued liabilities                                      $ 64.5          $ 61.5
Unusual charges                                             8.9             4.3
Compensation and
   employee benefits                                       73.1            72.8
Disposition liabilities                                     3.1             7.8
Other                                                       7.2            18.2
--------------------------------------------------------------------------------
   Gross deferred tax assets                              156.8           164.6
--------------------------------------------------------------------------------
Depreciation                                              134.2           124.3
Prepaid pension asset                                     254.9           226.6
Intangible assets                                          10.3             2.8
Other                                                      42.2            37.1
--------------------------------------------------------------------------------
   Gross deferred tax liabilities                         441.6           390.8
--------------------------------------------------------------------------------
Valuation allowance                                         2.8             5.1
--------------------------------------------------------------------------------
   Net deferred tax liability                            $287.6          $231.3
================================================================================

   We have not recognized a deferred tax liability for unremitted earnings of $65.8 million from our foreign operations because we do not expect those earnings to become taxable to us in the foreseeable future. A determination of the potential liability is not practicable. If a portion were to be remitted, we believe income tax credits would substantially offset any resulting tax liability.

17. LEASES AND OTHER COMMITMENTS

An analysis of rent expense by property leased follows:

IN MILLIONS, FISCAL YEAR                                 2001     2000     1999
--------------------------------------------------------------------------------
Warehouse space                                         $24.8    $23.5    $23.0
Equipment                                                10.9      8.3      8.4
Other                                                     6.9      7.0      6.2
--------------------------------------------------------------------------------
   Total rent expense                                   $42.6    $38.8    $37.6
================================================================================

   Some leases require payment of property taxes, insurance and maintenance costs in addition to the rent payments. Contingent and escalation rent in excess of minimum rent payments and sublease income netted in rent expense were insignificant.

   Noncancelable future lease commitments are (in millions) $25.7 in 2002, $13.5 in 2003, $7.5 in 2004, $5.2 in 2005, $2.9 in 2006 and $1.2 after 2006, with a cumulative total of $56.0.

   We are contingently liable under guaranties and comfort letters for $152.0 million. The guaranties and comfort letters are principally issued to support borrowing arrangements, primarily for our joint ventures. We remain the guarantor on certain leases and other obligations of Darden Restaurants, Inc. (Darden), an entity we spun off as of May 28, 1995. However, Darden has indemnified us against any related loss.

   The Company is involved in various claims, including environmental matters, arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters, either individually or in aggregate, will not have a material adverse effect on the Company's financial position or results of operations.

18. BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION

We operate exclusively in the consumer foods industry, with multiple operating segments organized generally by product categories.

   Under our supply chain organization, substantially all manufacturing, warehouse, distribution and sales activities are integrated across our operations in order to maximize efficiency and productivity. As a result, balance sheet and certain profit and loss information is not maintained nor available by operating segment. Consistent with the organization structure and the criteria outlined in SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," we have aggregated our operating segments into one reportable segment.

   The following table provides net sales information for our primary product categories:

IN MILLIONS, FISCAL YEAR                           2001        2000       1999
-------------------------------------------------------------------------------
Product Categories:
   U.S
      Big G cereals                            $2,602.4    $2,580.0    $2,474.1
      Betty Crocker meals                         841.9       819.4       690.3
      Baking products                           1,029.2     1,016.9     1,038.5
      Convenience foods                         1,719.3     1,505.6     1,357.4
      Foodservice & Other                         552.3       464.7       398.0
   International (incl. export)                   332.6       313.6       287.8
--------------------------------------------------------------------------------
        Consolidated total                     $7,077.7    $6,700.2    $6,246.1
================================================================================

   The following table provides financial information by geographic area:

IN MILLIONS, FISCAL YEAR                           2001        2000        1999
--------------------------------------------------------------------------------
Net sales:
   U.S                                         $6,745.1    $6,386.6    $5,958.3
   International                                  332.6       313.6       287.8
--------------------------------------------------------------------------------
      Consolidated total                       $7,077.7    $6,700.2    $6,246.1
================================================================================
Long-lived assets:
   U.S                                         $1,488.6    $1,395.3    $1,292.7
   International                                   12.6         9.6         2.0
--------------------------------------------------------------------------------
      Consolidated total                       $1,501.2    $1,404.9    $1,294.7
================================================================================

   Our proportionate share of the joint ventures' sales (not shown above) was $845.2 million, $824.6 million and $826.3 million for 2001, 2000 and 1999, respectively. Refer to Note Four for information regarding the sales, earnings and assets of our joint ventures.

19. QUARTERLY DATA (UNAUDITED)

Summarized quarterly data for 2001 and 2000 follows:

                                       FIRST QUARTER          SECOND QUARTER           THIRD QUARTER          FOURTH QUARTER
IN MILLIONS, EXCEPT PER SHARE      -------------------------------------------------------------------------------------------
AND MARKET PRICE AMOUNTS             2001        2000        2001        2000        2001        2000        2001        2000
------------------------------------------------------------------------------------------------------------------------------
Sales                            $1,674.9    $1,573.6    $1,895.2    $1,817.2    $1,701.6    $1,619.6    $1,806.0    $1,689.8
Gross profit                      1,021.6       952.2     1,142.1     1,089.0       993.6       969.0     1,079.2       992.4
Net earnings                        158.9       158.5       202.7       193.7       157.5       153.3       146.0       108.9
Earnings per share - basic            .56         .52         .72         .64         .55         .51         .51         .38
Earnings per share - diluted          .55         .50         .70         .62         .54         .50         .50         .37
Dividends per share                  .275        .275        .275        .275        .275        .275        .275        .275
Market price of common stock:
   High                             41.75       43.13       43.44       43.94       45.40       38.56       46.35       41.38
   Low                              32.13       39.31       31.38       37.38       38.75       29.38       37.26       30.31
==============================================================================================================================

SEE NOTE THREE FOR A DESCRIPTION OF UNUSUAL ITEMS. IN FISCAL 2001, THE NET EARNINGS IMPACT WAS $.4 MILLION EXPENSE, $.6 MILLION EXPENSE, AND $1.1 MILLION EXPENSE IN QUARTERS ONE, TWO AND THREE, RESPECTIVELY. THERE WAS NO IMPACT TO DILUTED EPS IN THESE QUARTERS. THE NET EARNINGS IMPACT IN THE FOURTH QUARTER OF 2001 WAS $24.0 MILLION INCOME ($.08 PER DILUTED SHARE).