Form 10-K, Exhibit 13
period 2002-05-26
GENERAL MILLS INC
filed 2002-08-14
CIK 40704

EXHIBIT 13


MANAGEMENT'S DISCUSSION AND ANALYSIS
.................................................................................

General Mills is a global consumer foods company. We compete in markets around the world by developing differentiated food products that consumers recognize as superior to alternative offerings. We market our value-added products under unique brand names, and build the equity of those brands with strong consumer-directed advertising and innovative merchandising. We believe this brand-building strategy is the key to winning and sustaining market share leadership. With the addition of the Pillsbury businesses, we have expanded our portfolio of leading consumer brands. We believe that this portfolio will generate superior financial returns for our share holders over the long term.

Our financial performance is determined by how well we execute the key elements of our business model. These business drivers are: unit volume growth, which is the single most critical element; productivity initiatives, to mitigate the effects of cost inflation; efficient utilization of capital; and prudent management of risk. This section of the annual report discusses our critical accounting policies, the results of our operations, our liquidity and financial condition, and our risk management practices.

CRITICAL ACCOUNTING POLICIES For a complete description of our significant accounting policies, please see Note One on page 24 of this report. Our critical accounting policies are those that have meaningful impact on the reporting of our financial condition and results, and that require significant management judgment and estimates. These policies include our accounting for (a) trade and consumer promotion activities; (b) asset impairments; and (c) income taxes.

The amount and timing of expense recognition for trade and consumer promotion activities involve management judgment related to estimated participation and performance levels. The vast majority of year-end liabilities associated with these activities are resolved within the following fiscal year and therefore do not require highly uncertain long-term estimates.

Evaluating the impairment of long-lived assets, including goodwill, involves management judgment in estimating the fair values and future cash flows related to these assets. Although the predictability of long-term cash flows may be somewhat uncertain, our evaluations indicate fair values of assets significantly in excess of stated book values. Therefore, we believe the risk of unrecognized impairment is low.

Income tax expense involves management judgment as to the ultimate resolution of any tax issues. Historically, our assessments of the ultimate resolution of tax issues have been reasonably accurate. The current open issues are not dissimilar from historical items.

NEW ACCOUNTING RULES ADOPTED In fiscal 2002, we adopted four new accounting policies, all required by new accounting standards. Each of these new rules is discussed in more detail in Note One (N) to the consolidated financial statements.

At the beginning of the year, we adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires all derivatives to be recorded at fair value on the balance sheet and establishes new accounting rules for hedging. The cumulative effect of adopting this accounting change was a $3 million after-tax charge to earnings and a $158 million after-tax charge to Accumulated Other Comprehensive Income, recorded in the first quarter of fiscal 2002.

SFAS No. 141, "Business Combinations," requires all business combinations to be accounted for using the purchase method. The Pillsbury transaction was accounted for as a purchase. Under SFAS No. 142, "Goodwill and Other Intangible Assets," the amortization of goodwill is eliminated and goodwill is tested for impairment. We completed our assessment of goodwill in the second quarter of 2002 and found no impairment.

In the fourth quarter of 2002, we adopted Emerging Issues Task Force (EITF) Issue 01-09, which resulted in the reclassification of certain coupon and trade promotion expenses from selling, general and administrative expenses to a reduction of net sales. All sales and selling, general and administrative expenses throughout this report and our consolidated financial statements reflect the adoption of Issue 01-09.

.................................................................................

RESULTS OF OPERATIONS - 2002 VS. 2001 The acquisition of The Pillsbury Company, on Oct. 31, 2001, significantly affected fiscal 2002 comparisons for our results of operations. Annual net sales rose 46 percent, to $7.95 billion, including seven months of Pillsbury results. Worldwide unit volume for fiscal 2002 was 49 percent above last year's. However, on a comparable basis, as if General Mills had owned Pillsbury for all of fiscal 2001 and 2002, worldwide unit volume grew only slightly. This performance, caused by the initial disruption of combining General Mills' and Pillsbury's organizations, was significantly below General Mills' historical trends and reduced our earnings in fiscal 2002.

The Pillsbury acquisition also materially altered our business structure. Our Bakeries and Foodservice and International business segments, which now represent larger portions of our sales and earnings, have lower gross margins than General Mills' historical margin. These businesses also are generally supported with lower marketing spending as a percent of sales.

Cost of goods sold as a percent of sales rose from 52 percent in fiscal 2001 to 60 percent in 2002. The increase was due to our new business structure, along with weak unit volume trends that greatly reduced operating leverage.

Selling, general and administrative costs declined as a percent of sales, from 26 percent in fiscal 2001 to 24 percent in fiscal 2002. This reflects lower marketing spending levels in Bakeries and Foodservice and International, and the benefit of administrative cost synergies achieved in the second half of the year.

Earnings before interest, taxes and unusual items (EBIT) grew 9 percent to $1.27 billion. Earnings after tax declined 10 percent before unusual items, reflecting the impact of additional interest expense associated with the Pillsbury acquisition. Average diluted shares outstanding were 342 million in 2002, up 17 percent from 292 million in fiscal 2001 due to the additional shares issued to Diageo. Diluted earnings per share excluding unusual items and the effect of adopting SFAS No. 133 discussed earlier were $1.70, 25 percent lower than the $2.28 earned in 2001 (comparable for the elimination of goodwill amortization).

Our fiscal 2002 net results included unusual items expense of $190 million pretax, $120 million after tax, or 35 cents per diluted share. After unusual items and the accounting change, our net diluted EPS was $1.34 compared to $2.28 in fiscal 2001. These unusual expenses primarily were related to Pillsbury transaction and integration costs, and costs for reconfiguring General Mills' cereal manufacturing necessitated by the sale of our Toledo, Ohio, plant as required to obtain regulatory clearance for the acquisition of Pillsbury. Other fiscal 2002 unusual items included expenses related to our decision in fiscal 2001 to exit the Squeezit beverage business, flour mill restructuring/closing charges and expenses net of insurance recovery associated with a flash flood in July 2001 at our Cincinnati, Ohio, cereal plant. These expenses were partially offset by insurance settlement proceeds related to a 1994 oats handling incident. We anticipate additional unusual expense related to Pillsbury transaction and integration activities in fiscal 2003. Our current estimate of this unusual expense is approximately $100 million pretax.

FISCAL 2002
OPERATING PROFIT
BY SEGMENT
(before unusual items)

[PIE CHART]

U.S. Retail                85%
Bakeries and Foodservice   12%
International               3%

U.S. RETAIL SEGMENT Our U.S. Retail segment includes Big G cereals, Meals, Pillsbury USA, Baking Products, Snacks, Yoplait-Colombo and Small Planet Foods. Net sales for these operations totaled $6.14 billion in fiscal 2002, compared to $4.79 billion in fiscal 2001. Operating profits before unusual items totaled $1.07 billion, up 1 percent from the prior year. Comparable unit volume was 1 percent below the prior year, primarily due to the disruption caused by our sales force integration, as well as a reduced level of new products and promotional activity during the integration period. Volume gains in Yoplait-Colombo, Snacks and Pillsbury USA were more than offset by declines in Big G cereals, Meals and Baking Products.

BAKERIES AND FOODSERVICE SEGMENT Our Bakeries and Foodservice business includes sales to wholesale and retail bakeries, foodservice distributors, convenience stores, vending and foodservice operators. Net sales for our Bakeries and Foodservice operations reached $1.03 billion in fiscal 2002 compared to $397 million in fiscal 2001, and operating profits before unusual items rose 60 percent to $146 million, reflecting the incremental contribution from Pillsbury's operations and good growth in General Mills' foodservice business. Comparable unit volume was essentially unchanged, reflecting overall weak foodservice industry trends and lower results for our in-store retail bakery segment.

INTERNATIONAL SEGMENT Our International operations include our business in Canada, as well as our consolidated operations in Europe, Asia and Latin America. With the addition of Pillsbury's international businesses, net sales for our International operations totaled $778 million in fiscal 2002 compared to $263 million in 2001. Operating profits before unusual items grew to $45 million, more than double last year's $17 million total. Comparable unit volume rose 4 percent for the year, driven by good growth in Canada, Europe and Asia.

CORPORATE ITEMS Interest expense roughly doubled in fiscal 2002 to $416 million, as we incurred additional debt related to our Pillsbury acquisition and our repurchase of 55 million shares from Diageo. We have entered into interest rate swap contracts to lock in our interest rate on floating-rate debt. These contracts total a net $3.5 billion in notional amount and convert floating-rate debt to an average fixed rate of approximately 6 percent with maturities averaging three years. Taking into account the effect of these interest rate swaps, the average interest rate on our total debt is approximately 6 1/2 percent. For fiscal 2003, we estimate our interest expense will be approximately $600 million. Our effective tax rate in fiscal 2002 was 36 percent. We expect our tax rate for fiscal 2003 to be a maximum of 35 1/2 percent, and we may be able to reduce it further during the year.

JOINT VENTURE EARNINGS
(after tax, dollars in millions)

[BAR CHART]

98     -9
99    -15
00      3
01     17
02     33

JOINT VENTURES General Mills' proportionate share of joint venture net sales grew to $777 million, compared to $666 million in fiscal 2001. Total after-tax earnings from joint venture operations reached $33 million in fiscal 2002, compared with $17 million reported a year earlier. Profits for Cereal Partners Worldwide (CPW), our joint venture with Nestle, and Snack Ventures Europe (SVE), our joint venture with PepsiCo, together grew to $31 million. In addition, Haagen-Dazs joint ventures established by Pillsbury in Asia contributed profits for the six months included in our results. These profit gains were partially offset by introductory marketing expense of 8th Continent, the Company's soymilk joint venture with DuPont.

FISCAL 2001 RESULTS VS. 2000 In fiscal 2001, net sales grew 5 percent to $5.45 billion. Operating profits grew 6 percent to $1.17 billion before an unusual gain from a partial insurance settlement related to a 1994 oats handling incident. Earnings after tax excluding unusual items grew 5 percent to $643 million. Excluding unusual items, diluted earnings per share comparable for goodwill grew 10 percent to $2.28, up from $2.07 in fiscal 2000. Net earnings after tax were $665 million in fiscal 2001 compared to $614 million in fiscal 2000. Net earnings per diluted share comparable for goodwill were $2.35 compared to $2.07 in fiscal 2000. Net earnings per diluted share as reported were $2.28 vs. $2.00 in fiscal 2000.

Total U.S. Retail unit volume grew 4 percent in fiscal 2001, led by gains in Big G cereals, Yoplait-Colombo and Snacks. Net sales grew 5 percent to $4.79 billion. Operating profits grew 4 percent to $1.06 billion. Foodservice results in 2001 included 9 percent unit volume growth. Net sales and operating profit each grew 12 percent, to $397 million and $91 million, respectively. International unit volume grew 10 percent with gains across our business. Net sales were up 2 percent to $263 million and operating profit was essentially flat at $17 million.

Fiscal 2000 earnings before unusual items grew 8 percent to $614 million. Diluted earnings per share before unusual items and comparable for goodwill grew 12 percent to $2.07 from $1.85. Net earnings after tax grew to $614 million compared to $535 million for fiscal 1999. Net earnings per diluted share comparable for goodwill grew to $2.07 from $1.75. Net earnings per diluted share as reported increased to $2.00 from $1.70 in fiscal 1999. Net sales grew 7 percent to reach $5.2 billion.

It is our view that changes in the general rate of inflation have not had a significant effect on profitability over the three most recent years. We attempt to minimize the effects of inflation through appropriate planning and operating practices. Our market risk management practices are discussed later in this section.

CASH FLOWS Sources and uses of cash in the past three years are shown in the following table. Over the most recent three-year period, General Mills' operations have generated $2.4 billion in cash. In 2002, cash flow from operations totaled $916 million. That was up from the previous year due to higher operating earnings before depreciation, amortization and unusual items, as well as decreased use of working capital, partially offset by components of our earnings which did not generate operating cash flows: pension income and joint venture earnings.

CASH FLOW FROM OPERATIONS
(dollars in millions)

[BAR CHART]

98     805
99     713
00     725
01     740
02     916

CASH SOURCES (USES)

In Millions, Fiscal Year                                         2002        2001        2000
---------------------------------------------------------------------------------------------
From continuing operations                                   $    916    $    740    $    725
From discontinued operations                                       (3)         (3)         (3)
Fixed assets, net                                                (485)       (306)       (262)
Investments in businesses, intangibles and affiliates, net     (3,688)        (96)       (295)
Change in marketable securities                                    24         (28)         (6)
Proceeds from disposition of businesses                           939          --          --
Other investments, net                                            (61)        (30)         (1)
Increase in outstanding debt, net                               5,746         183         956
Proceeds from minority investors                                  150          --          --
Common stock issued                                               139         107          76
Treasury stock purchases                                       (2,436)       (226)       (820)
Dividends paid                                                   (358)       (312)       (329)
Other                                                              28          10         (20)
---------------------------------------------------------------------------------------------
Increase in Cash and Cash Equivalents                        $    911    $     39    $     21
=============================================================================================

In fiscal 2002, capital investment for fixed assets grew to $540 million, including seven months of Pillsbury fixed asset spending. We expect capital expenditures to increase in fiscal 2003, to approximately $750 million. Regular capital investment will grow as we support a full year of Pillsbury-related fixed asset spending. We also plan to add capacity for fast-growing businesses such as YOPLAIT yogurt. In addition, we have two acquisition-related projects requiring capital expenditures in 2003. We have construction costs to expand our headquarters so that we can consolidate at one location. We also are integrating Pillsbury into General Mills' information systems.

In order to obtain regulatory clearance for the acquisition of Pillsbury, we arranged to divest certain businesses as described more fully in Note Two on page 26 of this report. In addition, Nestle USAexercised its right, triggered by the change of ownership of Pillsbury, to purchase our stake in a joint venture. Net cash proceeds from these dispositions of $939 million were used to reduce our debt level.

Dividends in 2002 totaled $1.10 per share, a payout of 65 percent of diluted earnings per share before unusual items. We intend to maintain the prevailing $1.10 annual dividend rate per share in fiscal 2003. We currently estimate that average diluted shares outstanding in fiscal 2003 will increase to 382 million.

Cash used for share repurchases in 2002 totaled $2.44 billion. Of that, $2.32 billion was used to repurchase 55 million shares from Diageo at a price of $42.14 per share. The company repurchased an additional 3.2 million shares on the open market at an average price of approximately $28, net of put and call option premiums. We do not expect to repurchase any significant number of shares in fiscal 2003.

FINANCIAL CONDITION Our balance sheet changed significantly with the acquisition of Pillsbury. As shown in the table below, our adjusted debt plus minority interest grew to over $9 billion, and our stockholders' equity grew to $3.6 billion due to the net 79 million shares issued to Diageo. The market value of General Mills stockholders' equity increased as well, due to price appreciation and the increase in shares outstanding. As of May 26, 2002, our equity market capitalization was $16.6 billion, based on a price of $45.10 per share with 367 million basic shares outstanding. Our total market capitalization, including debt, minority interest and equity capital, is shown in the chart at right.

TOTAL CAPITALIZATION
(at fiscal year-end, dollars in billions)

[BAR CHART]

                                     ADJUSTED DEBT
       MARKET VALUE OF EQUITY    PLUS MINORITY INTEREST

00             11.7                       3.5
01             12.0                       3.6
02             16.6                       9.1


CAPITAL STRUCTURE

In Millions                                           MAY 26, 2002      May 27, 2001
------------------------------------------------------------------------------------
Notes payable                                             $  3,600          $    858
Current portion of long-term debt                              248               349
Long-term debt                                               5,591             2,221
Deferred income taxes - tax leases                              71                74
------------------------------------------------------------------------------------
Total debt                                                   9,510             3,502
Debt adjustments:
   Leases - debt equivalent                                    423               266
   Certain cash and cash equivalents                          (894)               --
   Marketable investments, at cost                            (135)             (143)
------------------------------------------------------------------------------------
Adjusted debt                                                8,904             3,625
Minority interest                                              153                --
------------------------------------------------------------------------------------
Adjusted debt plus minority interest                         9,057             3,625
Stockholders' equity                                         3,576                52
------------------------------------------------------------------------------------
Total Capital                                             $ 12,633          $  3,677
====================================================================================

On Oct. 31, 2001, when we acquired Pillsbury, the associated debt we took on was primarily short term. In February 2002, we issued $3.5 billion in five- and 10-year bonds, replacing a portion of that short-term debt. As discussed earlier, we have entered into interest rate swap contracts to lock in our interest rate on our floating-rate debt. Combined, nearly 90 percent of our debt is now fixed rate. We consider our leases and deferred income taxes related to tax leases as part of our debt structure, and both are fixed-rate obligations. The next table, when reviewed in conjunction with the capital structure table, shows the composition of our debt structure including the impact of using derivative instruments.

DEBT STRUCTURE

In Millions                                     MAY 26, 2002         May 27, 2001
------------------------------------------------------------------------------------
Floating-rate                                 $  602         7%    $1,974        55%
Fixed-rate                                     7,961        88%     1,311        36%
Leases - debt equivalent                         423         4%       266         7%
Deferred income taxes - tax leases                71         1%        74         2%
------------------------------------------------------------------------------------
Adjusted Debt plus Minority Interest          $9,057       100%    $3,625       100%
====================================================================================

At the end of fiscal 2002, approximately half of our debt was long term, 41 percent was short term (excluding the impact of reclassification from our long-term credit facility), and the balance was leases and tax-benefit leases. We plan to refinance the majority of our short-term debt with long-term debt in fiscal 2003.

Commercial paper is a continuing source of short-term financing. We can issue commercial paper in the United States and Canada, as well as in Europe through a program established in fiscal 1999. The table below details the fee-paid credit lines we had available as of May 26, 2002. We have $4 billion in committed credit lines available to us, $2.1 billion as part of our core facilities and $1.9 billion as part of a bridge facility we set up at the time of the acquisition. Additionally, we have $45 million in uncommitted credit lines available.

COMMITTED CREDIT FACILITIES

                                                              Amount        Expiration
--------------------------------------------------------------------------------------
Core Facilities                                        $1.05 billion      January 2003
                                                       $1.05 billion      January 2006
Bridge Facility                                        $1.90 billion      October 2002
--------------------------------------------------------------------------------------
Total Credit Lines                                     $4.00 billion
======================================================================================

We believe that two important measures of financial strength are the ratios of fixed charge coverage and cash flow to debt. With the increased debt associated with our acquisition, our fixed charge coverage in fiscal 2002 was 2.9 times before unusual items, and cash flow to debt was 10 percent. We do not expect to pay down any significant amount of debt in 2003. However, given the cash generating nature of our business, we expect that stronger cash flow over the following years will allow us to reduce our debt and significantly strengthen our ratios. Our goal is to return to a mid single-A rating for our long-term debt, and to the top tier short-term rating, where we were prior to our announcement of the Pillsbury acquisition.

Currently, Standard and Poor's Corporation has ratings of "BBB+" on our publicly held long-term debt and "A-2" on our commercial paper. Moody's Investors Services, Inc. has ratings of "Baa1" for our long-term debt and "P-2" for our commercial paper. Fitch Ratings, Inc. rates our long-term debt "BBB+" and our commercial paper "F-2." Dominion Bond Rating Service in Canada currently rates General Mills as "A-low."

In fiscal 2002, we established a minority interest structure, which provides some attractive opportunities for us to refinance some of our short-term debt. In May, we sold a minority interest in a subsidiary to a third-party investor for $150 million. This subsidiary holds some of our manufacturing assets and trademarks. All assets, liabilities and results of operations of the subsidiary are reflected in our financial statements, and the third party's investment is reflected as minority interest on our balance sheet. We did not have any preferred distribution obligations to the third-party investor in fiscal 2002. We may sell additional minority interests, as this structure may provide favorable financing terms, be viewed more positively by the rating agencies and generate tax efficiencies. Subsequent to fiscal year end, we sold a minority interest in another subsidiary for $150 million. For more information on these minority interests, refer to Note Nine on page 32 of this report.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

LONG-TERM FINANCIAL OBLIGATIONS

                                                 Less Than
In Millions, Payments Due by Period       Total     1 Year    1-3 Years   4-5 Years   After 5 Years
---------------------------------------------------------------------------------------------------
Long-term debt, including
   current maturities                    $5,839     $  248       $  329      $1,590          $3,672
Operating leases                            287         59           79          53              96
---------------------------------------------------------------------------------------------------
Total                                    $6,126     $  307       $  408      $1,643          $3,768
===================================================================================================

Our other commercial commitments as of May 26, 2002, include:

* Guarantees of approximately $212 million of debt and other obligations of unconsolidated affiliates, primarily CPW and SVE.

* Commitments for the purchase of goods, services and equipment to be used in the production of our products for approximately $500 million with terms up to three years. These commitments do not exceed projected requirements over the related terms and are in the normal course of business.

We are contingently liable for the payment of up to $395 million to Diageo, depending on the General Mills stock price during the 20-day period preceding April 30, 2003.

EURO CONVERSION Twelve of the 15 member countries of the European Economic and Monetary Union adopted the euro as a common legal currency in January 2002. General Mills' operating subsidiaries affected have addressed the systems and business issues raised by the euro currency conversion. These issues included, among others (1) the need to adapt computer and other business systems and equipment to accommodate euro-denominated transactions; and (2) the competitive impact of cross-border price transparency. The euro conversion has not had material impact on General Mills' operations or financial results.

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

INTEREST RATES - We manage our debt structure and our interest rate risk through the use of fixed- and floating-rate debt, and through the use of derivatives. We use interest rate swaps to hedge our exposure to interest rate changes, and also to lower our financing costs. Generally under these swaps, we agree with a counterparty to exchange the difference between fixed-rate and floating-rate interest amounts based on an agreed notional principal amount. Our primary exposure is to U.S. interest rates.

FOREIGN CURRENCY RATES - Foreign currency fluctuations can affect our net investments and earnings denominated in foreign currencies. We primarily use foreign currency forward contracts and option contracts to selectively hedge our cash flow exposure to changes in exchange rates. These contracts function as hedges, since they change in value inversely to the change created in the underlying exposure as foreign exchange rates fluctuate. Our primary exchange rate exposure is with the Canadian dollar, the euro, the Japanese yen and the British pound against the U.S. dollar.

COMMODITIES - Certain ingredients used in our products are exposed to commodity price changes. We manage this risk through an integrated set of financial instruments, including purchase orders, noncancelable contracts, futures contracts, futures options and swaps. Our primary commodity price exposures are to cereal grains, sugar, vegetables, fruits, other agricultural products, vegetable oils, packaging materials and energy costs.

VALUE AT RISK - These estimates are intended to measure the maximum potential fair value General Mills could lose in one day from adverse changes in market interest rates, foreign exchange rates or commodity prices, under normal market conditions. A Monte Carlo (VAR) methodology was used to quantify the market risk for our exposures. The models assumed normal market conditions and used a 95 percent confidence level.

The VAR calculation used historical interest rates, foreign exchange rates and commodity prices from the past year to estimate the potential volatility and correlation of these rates in the future. The market data were drawn from the RiskMetrics(TM) data set. The calculations are not intended to represent actual losses in fair value that we expect to incur. Further, since the hedging instrument (the derivative) inversely correlates with the underlying exposure, we would expect that any loss or gain in the fair value of our derivatives would be generally offset by an increase or decrease in the fair value of the underlying exposures. The positions included in the calculations were: debt; investments; interest rate swaps; foreign exchange forwards and options; and commodity swaps, futures and options. The calculations do not include the underlying foreign exchange and commodities-related positions that are hedged by these market-risk-sensitive instruments.

The table below presents the estimated maximum potential one-day loss in fair value for our interest rate, foreign currency and commodity market-risk-sensitive instruments outstanding on May 26, 2002. The amounts were calculated using the VAR methodology described earlier.

                                                               Fair Value Impact
------------------------------------------------------------------------------------------
In Millions                        AT MAY 26, 2002   Average during 2002   At May 27, 2001
------------------------------------------------------------------------------------------
Interest rate instruments                      $39                   $36               $28
Foreign currency instruments                     1                     1                 1
Commodity instruments                            1                     1                 1
==========================================================================================

FORWARD-LOOKING STATEMENTS Throughout this report to shareholders, we discuss some of our expectations regarding the Company's future performance. All of these forward-looking statements are based on our current expectations and assumptions. Such statements are subject to certain risk and uncertainties that could cause actual results to differ.

In particular, our predictions about future volume and earnings could be affected by difficulties resulting from the Pillsbury acquisition, such as integration problems; failure to achieve synergies; unanticipated liabilities; inexperience in new business lines; and changes in the competitive environment. Our future results also could be affected by a variety of additional factors such as: competitive dynamics in the U.S. ready-to-eat cereal market, including pricing and promotional spending levels by competitors; the impact of competitive products and pricing; product development; actions of competitors other than as described above; acquisitions or disposals of business assets; changes in capital structure; changes in laws and regulations, including changes in accounting standards; customer demand; effectiveness of advertising and marketing spending or programs; consumer perception of health-related issues; and economic conditions including currency rate fluctuations. The Company undertakes no obligation to publicly revise any forward-looking statements to reflect future events or circumstances.

SIX-YEAR FINANCIAL SUMMARY                              General Mills, Inc. 2002

In Millions, Except per Share Data           MAY 26, 2002   May 27, 2001   May 28, 2000   May 30, 1999   May 31, 1998
---------------------------------------------------------------------------------------------------------------------
FINANCIAL RESULTS
Earnings per share - basic                        $  1.38        $  2.34        $  2.05        $  1.74        $  1.33
Earnings per share - diluted                         1.34           2.28           2.00           1.70           1.30
Dividends per share                                  1.10           1.10           1.10           1.08           1.06
Return on average total capital                       9.1%          23.6%          24.4%          23.7%          20.0%
Net sales                                           7,949          5,450          5,173          4,834          4,736
Costs and expenses:
   Cost of sales                                    4,767          2,841          2,698          2,593          2,538
   Selling, general and administrative              1,909          1,440          1,376          1,223          1,248
   Interest, net                                      416            206            152            119            117
   Unusual expenses (income)                          190            (35)            --             41            156
Earnings before taxes and earnings (losses) of
   joint ventures                                     667            998            947            858            677
Income taxes                                          239            350            336            308            246
Earnings (losses) of joint ventures                    33             17              3            (15)            (9)
Earnings before accounting changes                    461            665            614            535            422
Accounting changes                                     (3)            --             --             --             --
Earnings including accounting changes                 458            665            614            535            422
Earnings before interest, taxes and unusual items   1,273          1,169          1,099          1,018            950
Earnings before interest, taxes and unusual
   items as a % of sales                             16.0%          21.4%          21.2%          21.1%          20.1%
Earnings before interest, taxes, depreciation,
   amortization and unusual items                   1,569          1,392          1,308          1,212          1,145
Earnings as a % of sales                              5.8%          12.2%          11.9%          11.1%           8.9%
Average common shares:
   Basic                                              331            284            299            306            316
   Diluted                                            342            292            307            315            325
---------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Total assets                                       16,540          5,091          4,574          4,141          3,861
Land, buildings and equipment, net                  2,764          1,501          1,405          1,295          1,186
Working capital at year-end                        (2,310)          (801)        (1,339)          (598)          (408)
Long-term debt, excluding current portion           5,591          2,221          1,760          1,702          1,640
Stockholders' equity                                3,576             52           (289)           164            190
---------------------------------------------------------------------------------------------------------------------
OTHER STATISTICS
Total dividends                                       358            312            329            331            336
Purchases of land, buildings and equipment            506            307            268            281            184
Research and development                              131             83             77             70             66
Advertising media expenditures                        489            358            361            348            366
Wages, salaries and employee benefits               1,105            666            644            636            608
Number of employees (actual)                       29,859         11,001         11,077         10,664         10,228
---------------------------------------------------------------------------------------------------------------------
Common stock price:
   High for year                                    52.86          46.35          43.94          42.34          39.13
   Low for year                                     41.61          31.38          29.38          29.59          30.00
   Year-end                                         45.10          42.20          41.00          40.19          34.13
=====================================================================================================================

ALL SHARE AND PER SHARE DATA HAVE BEEN ADJUSTED FOR THE TWO-FOR-ONE STOCK SPLIT IN NOVEMBER 1999.

ALL SALES-RELATED AND SELLING, GENERAL AND ADMINISTRATIVE INFORMATION PRIOR TO FISCAL 2002 HAS BEEN RESTATED FOR THE ADOPTION OF EITF ISSUE 01-09.

INDEPENDENT AUDITORS' REPORT

The Stockholders and the Board of Directors of General Mills, Inc.:

We have audited the accompanying consolidated balance sheets of General Mills, Inc. and subsidiaries as of May 26, 2002 and May 27, 2001, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the fiscal years in the three-year period ended May 26, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of General Mills, Inc. and subsidiaries as of May 26, 2002 and May 27, 2001, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended May 26, 2002 in conformity with accounting principles generally accepted in the United States of America.


/s/ KPMG LLP

Minneapolis, Minnesota
June 24, 2002

CONSOLIDATED STATEMENTS OF EARNINGS                     General Mills, Inc. 2002

In Millions, Except per Share Data, Fiscal Year Ended                    MAY 26, 2002    May 27, 2001    May 28, 2000
---------------------------------------------------------------------------------------------------------------------
Net Sales                                                                     $ 7,949         $ 5,450         $ 5,173
Costs and Expenses:
   Cost of sales                                                                4,767           2,841           2,698
   Selling, general and administrative                                          1,909           1,440           1,376
   Interest, net                                                                  416             206             152
   Unusual items - expense (income)                                               190             (35)             --
---------------------------------------------------------------------------------------------------------------------
      Total Costs and Expenses                                                  7,282           4,452           4,226
---------------------------------------------------------------------------------------------------------------------
Earnings before Taxes and Earnings from Joint Ventures                            667             998             947
Income Taxes                                                                      239             350             336
Earnings from Joint Ventures                                                       33              17               3
---------------------------------------------------------------------------------------------------------------------
Earnings before Cumulative Effect of Change in Accounting Principle               461             665             614
Cumulative Effect of Change in Accounting Principle                                (3)             --              --
---------------------------------------------------------------------------------------------------------------------
Net Earnings                                                                  $   458         $   665         $   614
=====================================================================================================================

Earnings per Share - Basic:
   Earnings before cumulative effect of change in accounting principle        $  1.39         $  2.34         $  2.05
   Cumulative effect of change in accounting principle                           (.01)             --              --
---------------------------------------------------------------------------------------------------------------------
      Net Earnings per Share - Basic                                          $  1.38         $  2.34         $  2.05
=====================================================================================================================
Average Number of Common Shares                                                   331             284             299
=====================================================================================================================

Earnings per Share - Diluted:
   Earnings before cumulative effect of change in accounting principle        $  1.35         $  2.28         $  2.00
   Cumulative effect of change in accounting principle                           (.01)             --              --
---------------------------------------------------------------------------------------------------------------------
      Net Earnings per Share - Diluted                                        $  1.34         $  2.28         $  2.00
=====================================================================================================================
Average Number of Common Shares - Assuming Dilution                               342             292             307
=====================================================================================================================

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED BALANCE SHEETS                             General Mills, Inc. 2002

In Millions                                                                             MAY 26, 2002     May 27, 2001
---------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
   Cash and cash equivalents                                                                $    975         $     64
   Receivables, less allowance for doubtful accounts of $21 in 2002 and $6 in 2001             1,010              664
   Inventories                                                                                 1,055              519
   Prepaid expenses and other current assets                                                     156               99
   Deferred income taxes                                                                         241               62
---------------------------------------------------------------------------------------------------------------------
      Total Current Assets                                                                     3,437            1,408
Land, Buildings and Equipment at cost, net                                                     2,764            1,501
Goodwill                                                                                       8,473              804
Other Intangible Assets                                                                           90               66
Other Assets                                                                                   1,776            1,312
---------------------------------------------------------------------------------------------------------------------
Total Assets                                                                                $ 16,540         $  5,091
=====================================================================================================================

LIABILITIES AND EQUITY
Current Liabilities:
   Accounts payable                                                                         $  1,217         $    619
   Current portion of long-term debt                                                             248              349
   Notes payable                                                                               3,600              858
   Other current liabilities                                                                     682              383
---------------------------------------------------------------------------------------------------------------------
      Total Current Liabilities                                                                5,747            2,209
Long-term Debt                                                                                 5,591            2,221
Deferred Income Taxes                                                                            336              349
Deferred Income Taxes - Tax Leases                                                                71               74
Other Liabilities                                                                              1,066              186
---------------------------------------------------------------------------------------------------------------------
      Total Liabilities                                                                       12,811            5,039
---------------------------------------------------------------------------------------------------------------------
Minority Interest                                                                                153               --
Stockholders' Equity:
   Cumulative preference stock, none issued                                                       --               --
   Common stock, 502 shares issued in 2002 and 408 shares issued in 2001                       5,733              745
   Retained earnings                                                                           2,568            2,468
   Less common stock in treasury, at cost, 135 shares in 2002 and 123 shares in 2001          (4,292)          (3,014)
   Unearned compensation                                                                         (57)             (54)
   Accumulated other comprehensive income                                                       (376)             (93)
---------------------------------------------------------------------------------------------------------------------
      Total Stockholders' Equity                                                               3,576               52
---------------------------------------------------------------------------------------------------------------------
Total Liabilities and Equity                                                                $ 16,540         $  5,091
=====================================================================================================================

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS                   General Mills, Inc. 2002

In Millions, Fiscal Year Ended                                                        MAY 26, 2002    May 27, 2001    May 28, 2000
----------------------------------------------------------------------------------------------------------------------------------
Cash Flows - Operating Activities:
   Net earnings                                                                            $   458         $   665         $   614
   Adjustments to reconcile net earnings to cash flow:
      Depreciation and amortization                                                            296             223             209
      Deferred income taxes                                                                     93              49              44
      Changes in current assets and liabilities, excluding effects from businesses
        acquired                                                                                37             (73)           (126)
      Tax benefit on exercised options                                                          46              33              34
      Cumulative effect of change in accounting principle                                        3              --              --
      Unusual items expense (income)                                                           190             (35)             --
      Other, net                                                                              (207)           (122)            (50)
----------------------------------------------------------------------------------------------------------------------------------
   Cash provided by continuing operations                                                      916             740             725
   Cash used by discontinued operations                                                         (3)             (3)             (3)
----------------------------------------------------------------------------------------------------------------------------------
         Net Cash Provided by Operating Activities                                             913             737             722
----------------------------------------------------------------------------------------------------------------------------------
Cash Flows - Investment Activities:
   Purchases of land, buildings and equipment                                                 (506)           (307)           (268)
   Investments in businesses, intangibles and affiliates, net of investment returns
     and dividends                                                                          (3,688)            (96)           (295)
   Purchases of marketable securities                                                          (46)            (98)            (18)
   Proceeds from sale of marketable securities                                                  70              70              12
   Proceeds from disposal of land, buildings and equipment                                      21               1               6
   Proceeds from disposition of businesses                                                     939              --              --
   Other, net                                                                                  (61)            (30)             (1)
----------------------------------------------------------------------------------------------------------------------------------
         Net Cash Used by Investment Activities                                             (3,271)           (460)           (564)
----------------------------------------------------------------------------------------------------------------------------------
Cash Flows - Financing Activities:
   Change in notes payable                                                                   2,688             295             566
   Issuance of long-term debt                                                                3,485             296             501
   Payment of long-term debt                                                                  (427)           (408)           (111)
   Proceeds from minority investors                                                            150              --              --
   Common stock issued                                                                         139             107              76
   Purchases of common stock for treasury                                                   (2,436)           (226)           (820)
   Dividends paid                                                                             (358)           (312)           (329)
   Other, net                                                                                   28              10             (20)
----------------------------------------------------------------------------------------------------------------------------------
         Net Cash Provided (Used) by Financing Activities                                    3,269            (238)           (137)
----------------------------------------------------------------------------------------------------------------------------------
Increase in Cash and Cash Equivalents                                                          911              39              21
Cash and Cash Equivalents - Beginning of Year                                                   64              25               4
----------------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents - End of Year                                                    $   975         $    64         $    25
==================================================================================================================================

Cash Flows from Changes in Current Assets and Liabilities, Excluding Effects from
  Businesses Acquired:
   Receivables                                                                             $   265         $   (94)        $    11
   Inventories                                                                                 (12)             (9)            (51)
   Prepaid expenses and other current assets                                                    12             (17)             (5)
   Accounts payable                                                                            (90)              7             (50)
   Other current liabilities                                                                  (138)             40             (31)
----------------------------------------------------------------------------------------------------------------------------------
Changes in Current Assets and Liabilities                                                  $    37         $   (73)        $  (126)
==================================================================================================================================

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY         General Mills, Inc. 2002

                                                $.10 Par Value Common Stock
                                              (One Billion Shares Authorized)
                                             -----------------------------------                             Accumulated
                                                  Issued           Treasury                                        Other
                                             -----------------------------------   Retained      Unearned  Comprehensive
In Millions, Except per Share Data           Shares   Amount   Shares     Amount   Earnings  Compensation         Income      Total
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 30, 1999                         408   $  658     (104)   $(2,195)   $ 1,828       $   (69)       $   (57)   $   165
===================================================================================================================================
Comprehensive Income:
   Net earnings                                                                         614                                     614
   Other comprehensive income, net of tax:
      Unrealized losses on securities                                                                                 (8)        (8)
      Foreign currency translation                                                                                   (22)       (22)
      Minimum pension liability adjustment                                                                             1          1
-----------------------------------------------------------------------------------------------------------------------------------
   Other comprehensive income                                                                                        (29)       (29)
                                                                                                                 ------------------
Total comprehensive income                                                                                                      585
-----------------------------------------------------------------------------------------------------------------------------------
Cash dividends declared ($1.10 per share),
   net of income taxes of $1                                                           (328)                                   (328)
Stock compensation plans (includes income tax
  benefits of $39)                               --       25        4        101                                                126
Shares purchased                                                  (23)      (848)                                              (848)
Put and call option premiums/settlements, net    --       (2)      --          7                                                  5
Unearned compensation related to restricted
  stock awards                                                                                        (13)                      (13)
Earned compensation and other                                                                          19                        19
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 28, 2000                         408   $  681     (123)   $(2,935)   $ 2,114       $   (63)       $   (86)   $  (289)
===================================================================================================================================
Comprehensive Income:
   Net earnings                                                                         665                                     665
   Other comprehensive income, net of tax:
      Unrealized losses on securities                                                                                  5          5
      Foreign currency translation                                                                                    (7)        (7)
      Minimum pension liability adjustment                                                                            (5)        (5)
-----------------------------------------------------------------------------------------------------------------------------------
   Other comprehensive income                                                                                         (7)        (7)
                                                                                                                 ------------------
Total comprehensive income                                                                                                      658
-----------------------------------------------------------------------------------------------------------------------------------
Cash dividends declared ($1.10 per share),
   net of income taxes of $1                                                           (311)                                   (311)
Stock compensation plans (includes income tax
  benefits of $38)                               --       34        5        124                                                158
Shares purchased                                                   (5)      (198)                                              (198)
Put and call option premiums/settlements, net    --       30       --         (5)                                                25
Unearned compensation related to restricted
  stock awards                                                                                        (13)                      (13)
Earned compensation and other                                                                          22                        22
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 27, 2001                         408   $  745     (123)   $(3,014)   $ 2,468       $   (54)       $   (93)   $    52
===================================================================================================================================
Comprehensive Income:
   Net earnings                                                                         458                                     458
   Other comprehensive income, net of tax:
      Cumulative effect of adopting SFAS
        No. 133                                                                                                     (158)      (158)
      Unrealized losses on hedge derivatives                                                                        (114)      (114)
      Unrealized losses on securities                                                                                (11)       (11)
      Foreign currency translation                                                                                    (4)        (4)
      Minimum pension liability adjustment                                                                             4          4
-----------------------------------------------------------------------------------------------------------------------------------
   Other comprehensive income                                                                                       (283)      (283)
                                                                                                                 ------------------
Total comprehensive income                                                                                                      175
-----------------------------------------------------------------------------------------------------------------------------------
Cash dividends declared ($1.10 per share),
  net of income taxes of $1                                                            (358)                                   (358)
Shares issued for acquisition                    94    4,902       40        992                                              5,894
Shares repurchased from Diageo                                    (55)    (2,318)                                            (2,318)
Stock compensation plans (includes income tax
  benefits of $53)                               --       46        6        176                                                222
Shares purchased                                                   (3)      (119)                                              (119)
Put and call option premiums/settlements, net    --       40       --         (9)                                                31
Unearned compensation related to restricted
  stock awards                                                                                        (29)                      (29)
Earned compensation and other                                                                          26                        26
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 26, 2002                         502   $5,733     (135)   $(4,292)   $ 2,568       $   (57)       $  (376)   $ 3,576
===================================================================================================================================

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Preparing our consolidated financial statements in conformity with generally accepted U.S. accounting principles requires us to make estimates and assumptions that affect reported amounts of assets, liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from our estimates. Certain prior years' amounts have been reclassified to conform with the current year presentation.

(A) PRINCIPLES OF CONSOLIDATION - Our consolidated financial statements include parent company operations and majority-owned subsidiaries as well as General Mills' investment in and share of net earnings or losses of 20- to 50-percent-owned companies, which are recorded on an equity basis.

Our fiscal year ends on the last Sunday in May. Years 2002, 2001 and 2000 each consisted of 52 weeks. Our wholly owned international operations, with the exception of Canada and our export operations, are reported for the 12 calendar months ending April 30. The results of the acquired Pillsbury operations are reflected in our financial results from Nov. 1, 2001.

(B) LAND, BUILDINGS, EQUIPMENT AND DEPRECIATION - Buildings and equipment are depreciated over estimated useful lives, primarily using the straight-line method. Buildings are usually depreciated over 40 to 50 years, and equipment is depreciated over three to 15 years. Depreciation charges for 2002, 2001 and 2000 were $283 million, $194 million and $183 million, respectively. Accelerated depreciation methods generally are used for income tax purposes. When an item is sold or retired, the accounts are relieved of its cost and related accumulated depreciation; the resulting gains and losses, if any, are recognized.

(C) INVENTORIES - Inventories are valued at the lower of cost or market. We generally use the LIFO method of valuing inventory because we believe that it is a better match with current revenues. However, FIFO is used for most foreign operations, where LIFO is not recognized for income tax purposes and the operations often lack the staff to handle LIFO complexities accurately.

(D) INTANGIBLE ASSETS - Goodwill represents the difference between the purchase prices of acquired companies and the related fair values of net assets acquired and accounted for by the purchase method of accounting. On May 28, 2001, we adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Intangible Assets." This Statement eliminates the amortization of goodwill and instead requires that goodwill be tested annually for impairment. See Note One (N) for the effects of this adoption. The costs of patents, copyrights and other amortizable intangible assets are amortized evenly over their estimated useful lives.

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

(G) FINANCIAL INSTRUMENTS - See Note One (N) for a description of our adoption of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." See Note Seven for a description of our accounting policies related to financial instruments.

(H) REVENUE RECOGNITION - We recognize sales upon shipment to our customers.

(I) RESEARCH AND DEVELOPMENT - All expenditures for research and development are charged against earnings in the year incurred. The charges for 2002, 2001 and 2000 were $131 million, $83 million and $77 million, respectively.

(J) ADVERTISING COSTS - Advertising expenses (including production and communication costs) for 2002, 2001 and 2000 were $489 million, $358 million and $361 million, respectively. Prepaid advertising costs (including syndication properties) of $36 million and $34 million were reported as assets at May 26, 2002, and May 27, 2001, respectively. We expense the production costs of advertising the first time that the advertising takes place.

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

(L) EARNINGS PER SHARE - Basic Earnings per Share (EPS) is computed by dividing net earnings by the weighted average number of common shares outstanding. Diluted EPS includes the effect of all dilutive potential common shares (primarily related to outstanding in-the-money stock options).

(M) CASH AND CASH EQUIVALENTS - We consider all investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents totaling $77 million are designated as collateral for certain derivative liabilities.

(N) ACCOUNTING RULES ADOPTED - On the first day of fiscal 2002, we adopted three new accounting rules. SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," requires all derivatives to be recorded at fair value on the balance sheet and establishes new accounting rules for hedging. We recorded the cumulative effect of adopting this accounting change, as follows:

                                                                               Included in
                                                                               Accumulated
                                                                  Included           Other
                                                                        in   Comprehensive
In Millions, Except per Share Data                                Earnings          Income
------------------------------------------------------------------------------------------
Pretax                                                               $  (5)          $(251)
Income tax effects                                                       2              93
------------------------------------------------------------------------------------------
   Total                                                             $  (3)           (158)
==========================================================================================
Per Diluted Share Net Earnings Effect                                $(.01)
==========================================================================================

This cumulative effect was primarily associated with the impact of lower interest rates on the fair-value calculation for delayed-starting interest rate swaps we entered into in anticipation of our Pillsbury acquisition and other financing requirements. Refer to Note Seven and Note Ten for more information.

We also adopted SFAS No. 141, "Business Combinations," which requires use of the purchase method of accounting for all business combinations initiated after June 30, 2001.

The third Statement we adopted at the start of the year was SFAS No. 142, "Goodwill and Intangible Assets." This Statement eliminates the amortization of goodwill and instead requires that goodwill be tested annually for impairment. Goodwill amortization expense in fiscal 2001 totaled $23 million pretax, $22 million after tax. Transitional impairment tests of our goodwill did not require adjustment to any of our goodwill carrying values.

The following table adjusts earnings and earnings per share for the adoption of SFAS No. 142.

In Millions, Except per Share Data, Fiscal Year Ended     MAY 26, 2002   May 27, 2001   May 28, 2000
----------------------------------------------------------------------------------------------------
Reported Net Earnings:                                         $   458        $   665        $   614
   Addback goodwill amortization                                    --             22             21
----------------------------------------------------------------------------------------------------
   Adjusted Net Earnings                                       $   458        $   687        $   635
====================================================================================================
Basic Earnings per Share:
   Reported EPS - basic                                        $  1.38        $  2.34        $  2.05
   Addback goodwill amortization                                    --            .08            .07
----------------------------------------------------------------------------------------------------
   Adjusted Basic EPS                                          $  1.38        $  2.42        $  2.12
====================================================================================================
Diluted Earnings per Share:
   Reported EPS - diluted                                      $  1.34        $  2.28        $  2.00
   Addback goodwill amortization                                    --            .07            .07
----------------------------------------------------------------------------------------------------
   Adjusted Diluted EPS                                        $  1.34        $  2.35        $  2.07
====================================================================================================

The Financial Accounting Standard Board's (FASB's) Emerging Issues Task Force
(EITF) Issue 01-09, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products," requires recording certain coupon and trade promotion expenses as reductions of revenues and was effective for us in our fourth quarter 2002. Since adopting this requirement resulted only in the reclassification of certain expenses from selling, general and administrative expense to a reduction of net sales, it did not affect our financial position or net earnings. The impact was a reduction of net sales, and a corresponding reduction in selling, general and administrative expense, of $2,246 million, $1,628 million and $1,527 million in 2002, 2001 and 2000, respectively.

(O) NEW ACCOUNTING RULES - In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires that a single accounting model be used for long-lived assets to be disposed of by sale, and broadens the presentation of discontinued operations to include more disposal transactions. SFAS No. 144 is effective for us with the beginning of fiscal 2003. We do not expect the adoption of SFAS No. 144 to have a material impact on the Company's financial statements.

2. ACQUISITIONS

On Oct. 31, 2001, we acquired the worldwide Pillsbury operations from Diageo plc (Diageo). Pillsbury, based in Minneapolis, Minn., has built a portfolio of leading food brands, such as PILLSBURY refrigerated dough, GREEN GIANT, OLD EL PASO, PROGRESSO and TOTINO'S. Pillsbury had sales of $6.1 billion (before EITF Issue 01-09 reclassification) in its fiscal year ended June 30, 2001, including businesses subsequently divested. We believe the addition of Pillsbury's businesses will enhance our future growth and generate significant cost synergies.

The transaction was accounted for as a purchase. Under terms of the agreement between General Mills and Diageo, we acquired Pillsbury in a stock and cash transaction. Consideration to Diageo included 134 million General Mills common shares. Under a stockholders' agreement, Diageo had a put option to sell directly to us 55 million shares of General Mills common stock at a price of $42.14 per share, which Diageo exercised on Nov. 1, 2001. Therefore, those 55 million shares were valued at a total of $2,318 million. The 79 million shares of General Mills common stock retained by Diageo were valued at $3,576 million based on the three-day average trading price prior to the closing of $45.27 per share. Therefore, the total stock consideration was $5,894 million. The cash paid to Diageo and assumed debt of Pillsbury totaled $3,830 million. As a result, the total acquisition consideration (exclusive of direct acquisition costs) was approximately $9,724 million.

Under terms of the agreement, Diageo holds contingent value rights that may require payment to Diageo on April 30, 2003, of up to $395 million, depending on the General Mills stock price and the number of General Mills shares that Diageo continues to hold on that date. If the General Mills stock price averages less than $49 per share for the 20 trading days prior to that date, Diageo will receive an amount per share equal to the difference between $49 and the General Mills stock trading price, up to a maximum of $5 per share.

The stockholders' agreement between General Mills and Diageo includes a standstill provision, under which Diageo is precluded from buying additional shares in General Mills for a 20-year period following the close of the transaction, or for three years following the date on which Diageo owns less than 5 percent of General Mills' outstanding shares, whichever is earlier. The agreement also generally requires pass-through voting by Diageo, so its shares will be voted in the same proportion as the other General Mills shares are voted. So long as Diageo owns at least 50 percent of the 134 million shares it originally received in this transaction, Diageo may designate two individuals to the General Mills Board of Directors.

The excess of the purchase price over the estimated fair value of the net assets purchased was approximately $8 billion. The allocation of the purchase price is based on preliminary estimates, subject to revisions when appraisals and integration plans have been finalized. Revisions to the allocation, which may be significant, will be reported as changes to various assets and liabilities, including goodwill, other intangible assets, and deferred income taxes. As of May 26, 2002, the goodwill balance includes all of the excess purchase price of the Pillsbury acquisition, as the valuation of specific intangible assets has not yet been completed. We expect the valuation to result in a significant value for nonamortizable brands. We do not anticipate significant amounts to be allocated to amortizable intangible assets and, therefore, the amount of intangibles amortization is not expected to be material to the results of operations in future periods.

In order to obtain regulatory clearance for the acquisition of Pillsbury, we arranged to divest certain businesses. On Nov. 13, 2001, International Multifoods Corporation (IMC) purchased the Pillsbury dessert and specialty products businesses as well as certain General Mills brands and the General Mills Toledo production facilities for $316 million. After-tax cash proceeds from this transaction were used to reduce General Mills debt. Under the agreement with IMC, General Mills expects to spend approximately $70 million for the purchase and installation of certain production assets at the Toledo plant, of which $47 million has been expended through May 26, 2002.

As part of the transaction, IMC received an exclusive royalty-free license to use the DOUGHBOY trademark and PILLSBURY brand in the desserts and baking mix categories. The licenses are renewable without cost in 20-year increments at IMC's discretion. Since the sale of the assets to IMC was integral to the Pillsbury acquisition, and because the assets sold were adjusted to fair market value as part of the purchase of Pillsbury, there was no gain or loss recorded on the sale in the Company's consolidated statement of earnings.

Pillsbury had a 50 percent equity interest in Ice Cream Partners USA LLC (ICP), a joint venture Pillsbury formed with Nestle USA during fiscal 2000 for the manufacture, marketing and distribution of HAAGEN-DAZS and Nestle ice cream products in the United States. On Dec. 26, 2001, Nestle USA exercised its right, triggered by the change of ownership of Pillsbury, to buy the 50 percent stake of ICP that it did not already own. Nestle paid us $641 million for our 50 percent of the joint venture and a long-term, paid-in-full license for the HAAGEN-DAZS brand in the United States. Net proceeds from this transaction also were used to reduce our debt level.

We are reconfiguring our cereal production as a result of selling our Toledo, Ohio, plant to IMC. We also incurred a number of one-time costs associated with the acquisition of Pillsbury, and the associated divestiture of certain businesses and assets to IMC. (See Note Three.)

In February 2002, we decided to close two Pillsbury facilities in order to utilize the operating capacity of the newly combined companies more fully. We closed the Geneva, Ill., plant, which produced frozen breakfast products; and the Anthony, Texas, production facility, which produced various Mexican food products. Our exit liabilities connected to these plant closures amount to $22 million and have been included in the purchase price allocation of Pillsbury. Approximately 370 employees were affected by these two plant closures.

We continue to evaluate plans to consolidate manufacturing, warehouse and distribution activities into fewer locations. The closure of additional Pillsbury facilities could result in additional severance and other exit liabilities, which would increase the excess purchase price. These amounts will be recorded on our consolidated balance sheet as adjustments to the excess purchase price when plans have been finalized and announced. The integration of Pillsbury into General Mills' operations also may result in the restructuring of certain General Mills activities. These actions could result in additional unusual charges, which will be recorded as expense in our consolidated statements of earnings in the period during which plans are finalized.

Actual results of acquired business operations are included in the consolidated statement of earnings for the period from Nov. 1, 2001 through May 26, 2002. The following unaudited pro forma information presents a summary of our consolidated results of operations and the acquired Pillsbury operations as if the acquisition had occurred on May 29, 2000.

In Millions, Except per Share Data, Fiscal Year Ended                 MAY 26, 2002   May 27, 2001
-------------------------------------------------------------------------------------------------
Net sales                                                                  $ 9,936        $10,089
Earnings before cumulative effect of change in accounting principle            495            849
Net earnings                                                                   492            849
Earnings per Share - Basic
   EPS before cumulative effect of change in accounting principle             1.36           2.34
   Net EPS - Basic                                                            1.35           2.34
Earnings per Share - Diluted
   EPS before cumulative effect of change in accounting principle             1.32           2.29
   Net EPS - Diluted                                                          1.31           2.29
=================================================================================================

These unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments, such as increased interest expense on acquisition debt. They do not reflect the effect of synergies that would have been expected to result from the integration of the Pillsbury businesses. The pro forma information does not purport to be indicative of the results of operations that actually would have resulted had the combination occurred on May 29, 2000, or of future results of the consolidated entities.

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

Through fiscal 2001, the goodwill associated with the acquisitions made in fiscal 2000 was amortized over 40 years on a straight-line basis. As described in Note One (N), we adopted SFAS No. 142, which eliminated goodwill amortization at the beginning of fiscal 2002.

3. UNUSUAL ITEMS

In fiscal 2002, we recorded unusual items totaling $190 million pretax expense, $120 million after tax ($.35 per diluted share), consisting of $91 million pretax of Pillsbury transaction and integration costs; $87 million pretax of cereal reconfiguration charges; a $30 million pretax charge for a special contribution to the General Mills Foundation to increase its post-acquisition net assets to a level consistent with the guidelines of the Foundation; $9 million pretax of two flour mill and SQUEEZIT beverage restructuring/closing charges; and $3 million, net of insurance recovery, associated with a flash flood at our Cincinnati, Ohio, cereal plant. These expenses were partially offset by insurance settlement proceeds of $30 million pretax stemming from a 1994 oats handling incident.

In 2001, we reached a partial settlement with a group of global insurance companies that participated in the reinsurance of a property policy covering the oats handling incident. We recorded this partial settlement, totaling $55 million pretax income net of associated costs, in the fourth quarter of 2001. We also expensed certain transaction costs associated with our pending acquisition of Pillsbury totaling $8 million pretax. Finally, in the fourth quarter of 2001, we made the decision to exit the Squeezit beverage business. The charge associated with this action, primarily noncash write-downs associated with asset disposals, totaled $12 million pretax. At May 26, 2002, there was no remaining reserve balance related to the exit of the Squeezit beverage business. The net of these unusual items totaled income of $35 million pretax, $22 million after tax ($.08 per diluted share).

Analysis of our restructuring and integration reserve activity is as follows:

                                                     Supply Chain
                                  ----------------------------------------------
                                                     Asset                        Transaction/
In Millions                        Severance     Write-off      Other      Total   Integration      Other      Total
--------------------------------------------------------------------------------------------------------------------
Reserve balance at May 30, 1999        $   3         $  14      $  14      $  31         $  --      $  13      $  44
--------------------------------------------------------------------------------------------------------------------
   1998 Amounts utilized                  --            --         (9)        (9)           --         (2)       (11)
   1999 Amounts utilized                  (2)          (14)        --        (16)           --         (7)       (23)
--------------------------------------------------------------------------------------------------------------------
Reserve balance at May 28, 2000            1            --          5          6            --          4         10
   2001 Charges                           --            --         --         --            --         12         12
   1998 Amounts utilized                  --            --         --         --            --         (2)        (2)
   1999 Amounts utilized                  --            --         (2)        (2)           --         (1)        (3)
   2001 Amounts utilized                  --            --         --         --            --         (8)        (8)
--------------------------------------------------------------------------------------------------------------------
Reserve balance at May 27, 2001            1            --          3          4            --          5          9
   2002 Charges                           26            58         12         96            90          4        190
   1998 Amounts utilized                  --            (2)        (1)        (3)           --         --         (3)
   1999 Amounts utilized                  --            --         (1)        (1)           --         --         (1)
   2001 Amounts utilized                  --            --         --         --            --         (4)        (4)
   2002 Amounts utilized                  (3)           (5)       (12)       (20)          (51)        (4)       (75)
--------------------------------------------------------------------------------------------------------------------
RESERVE BALANCE AT MAY 26, 2002        $  24         $  51      $   1      $  76         $  39      $   1      $ 116
====================================================================================================================

4. INVESTMENTS IN JOINT VENTURES

We have a 50 percent equity interest in Cereal Partners Worldwide (CPW), a joint venture with Nestle that manufactures and markets ready-to-eat cereals outside the United States and Canada. We have a 40.5 percent equity interest in Snack Ventures Europe (SVE), our joint venture with PepsiCo that manufactures and markets snack foods in continental Europe. We have a 50 percent equity interest in 8th Continent, LLC, a domestic joint venture formed in 2001 with DuPont to develop and market soy foods and beverages. As a result of the Pillsbury acquisition, we have 50 percent interests in the following joint ventures for the manufacture, distribution and marketing of HAAGEN-DAZS frozen ice cream products and novelties: Haagen-Dazs Japan K.K., Haagen-Dazs Korea Company Limited, Haagen-Dazs Taiwan Limited, Haagen-Dazs Distributors (Thailand) Company Limited, and Haagen-Dazs Marketing & Distribution (Philippines) Inc. We also have a 50 percent interest in Seretram, a joint venture with Co-op de Pau for the production of GREEN GIANT canned corn in France.

The joint ventures are reflected in our financial statements on an equity accounting basis. We record our share of the earnings or losses of these joint ventures. (The table that follows reflects the joint ventures on a 100 percent basis.) We also receive royalty income from certain of these joint ventures, incur various expenses (primarily research and development) and record the tax impact of certain of the joint venture operations that are structured as partnerships.

Our cumulative investment in these joint ventures (including our share of earnings and losses) was $326 million, $218 million and $198 million at the end of 2002, 2001 and 2000, respectively. We made aggregate investments in the joint ventures of $38 million, $25 million and $29 million (net of a $6 million loan repayment) in 2002, 2001 and 2000, respectively. We received aggregate dividends from the joint ventures of $17 million, $3 million and $5 million in 2002, 2001 and 2000, respectively.

Summary combined financial information for the joint ventures on a 100 percent basis follows. Since we record our share of CPW results on a two-month lag, CPW information is included as of and for the 12 months ended March 31. The Haagen-Dazs and Seretram joint ventures are reported as of and for the six months ended April 30, 2002. The SVE and 8th Continent information is consistent with our May year-end.

COMBINED FINANCIAL INFORMATION - JOINT VENTURES - 100% BASIS

In Millions, Fiscal Year                             2002           2001           2000
---------------------------------------------------------------------------------------
Net Sales                                          $1,693         $1,468         $1,429
Gross Profit                                          755            664            619
Earnings (losses) before Taxes                         94             61            (4)
Earnings (losses) after Taxes                          78             48            (22)
=======================================================================================
In Millions                                                 MAY 26, 2002   May 27, 2001
---------------------------------------------------------------------------------------
Current Assets                                                      $587           $476
Noncurrent Assets                                                    712            614
Current Liabilities                                                  630            585
Noncurrent Liabilities                                                 9              2
=======================================================================================

Our proportionate share of joint venture sales was $777 million, $666 million and $652 million for 2002, 2001 and 2000, respectively.

5. BALANCE SHEET INFORMATION

The components of certain balance sheet accounts are as follows:

In Millions                                                               MAY 26, 2002    May 27, 2001
------------------------------------------------------------------------------------------------------
Land, Buildings and Equipment:
   Land                                                                        $    54         $    25
   Buildings                                                                     1,151             636
   Equipment                                                                     2,916           2,226
   Construction in progress                                                        497             292
------------------------------------------------------------------------------------------------------
      Total land, buildings and equipment                                        4,618           3,179
   Less accumulated depreciation                                                (1,854)         (1,678)
------------------------------------------------------------------------------------------------------
      Net land, buildings and equipment                                        $ 2,764         $ 1,501
======================================================================================================
Goodwill:
   Total goodwill                                                              $ 8,559         $   892
   Less accumulated amortization                                                   (86)            (88)
------------------------------------------------------------------------------------------------------
      Goodwill                                                                 $ 8,473         $   804
======================================================================================================
Intangible Assets:
   Intangible assets, primarily capitalized software                           $   129         $    93
   Less accumulated amortization                                                   (39)            (27)
------------------------------------------------------------------------------------------------------
      Intangible assets                                                        $    90         $    66
======================================================================================================
Other Assets:
   Prepaid pension                                                             $ 1,001         $   677
   Marketable securities, at market                                                160             187
   Investments in and advances to affiliates                                       320             214
   Miscellaneous                                                                   295             234
------------------------------------------------------------------------------------------------------
      Total other assets                                                       $ 1,776         $ 1,312
======================================================================================================

The changes in the carrying amount of goodwill for the fiscal year ended May 26, 2002, are as follows:

                                                                                  Pillsbury
                                                                                Unallocated
                                                                                     Excess
                                       Bakeries and                                Purchase
In Millions               U.S. Retail   Foodservice  International   Corporate        Price      Total
------------------------------------------------------------------------------------------------------
Balance at May 27, 2001        $  745        $   59         $   --      $   --       $   --     $  804
Pillsbury transaction              --            --             --          --        7,669      7,669
------------------------------------------------------------------------------------------------------
BALANCE AT MAY 26, 2002        $  745        $   59         $   --      $   --       $7,669     $8,473
======================================================================================================

The Pillsbury acquisition valuation and purchase price allocation has not yet been completed. (See Note Two.) Therefore, all the excess purchase price is currently accounted for in goodwill. When the purchase price allocation is completed, the amount allocated to goodwill will change and the remaining goodwill will be allocated to our operating segments.

Intangible asset amortization expense was $13 million, $6 million and $5 million for fiscal 2002, 2001 and 2000, respectively. Excluding amortization for intangible assets acquired as part of the Pillsbury acquisition, estimated amortization expense for the next five fiscal years (in millions) is as follows: $15 in 2003, $12 in 2004, $11 in 2005, $9 in 2006 and $8 in 2007.

As of May 26, 2002, a comparison of cost and market values of our marketable securities (which are debt and equity securities) was as follows:

                                                                   Market       Gross     Gross
In Millions                                                Cost     Value        Gain      Loss
-----------------------------------------------------------------------------------------------
Held to maturity:
   Debt securities                                         $  3      $  3        $ --      $ --
   Equity securities                                          2         2          --        --
-----------------------------------------------------------------------------------------------
     Total                                                 $  5      $  5        $ --      $ --
===============================================================================================
Available for sale:
   Debt securities                                         $130      $155        $ 25      $ --
   Equity securities                                         --        --          --        --
-----------------------------------------------------------------------------------------------
     Total                                                 $130      $155        $ 25      $ --
===============================================================================================

Realized gains from sales of marketable securities were $15 million, $4 million and $3 million in 2002, 2001 and 2000, respectively. The aggregate unrealized gains and losses on available-for-sale securities, net of tax effects, are classified in Accumulated Other Comprehensive Income within Stockholders' Equity.

Scheduled maturities of our marketable securities are as follows:

                                                         Held to maturity    Available for sale
-----------------------------------------------------------------------------------------------
                                                                   Market                Market
In Millions                                                Cost     Value        Cost     Value
-----------------------------------------------------------------------------------------------
Under one year (current)                                   $ --      $ --        $ --      $ --
From 1 to 3 years                                            --        --          45        52
From 4 to 7 years                                            --        --           5         5
Over 7 years                                                  3         3          80        98
Equity securities                                             2         2          --        --
-----------------------------------------------------------------------------------------------
   Totals                                                  $  5      $  5        $130      $155
===============================================================================================

6. INVENTORIES

The components of inventories are as follows:

In Millions                                                       MAY 26, 2002     May 27, 2001
-----------------------------------------------------------------------------------------------
Raw materials, work in process and supplies                             $  234             $129
Finished goods                                                             753              326
Grain                                                                       99               94
Reserve for LIFO valuation method                                          (31)             (30)
-----------------------------------------------------------------------------------------------
   Total inventories                                                    $1,055             $519
===============================================================================================

At May 26, 2002, and May 27, 2001, respectively, inventories of $720 million and $282 million were valued at LIFO. LIFO accounting had negligible impact on 2002, 2001 and 2000 earnings. Results of operations were not materially affected by a liquidation of LIFO inventory. The difference between replacement cost and the stated LIFO inventory value is not materially different from the reserve for LIFO valuation method.

7. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The carrying amounts and fair values of our financial instruments (based on market quotes and interest rates at the balance sheet dates) were as follows:

                                                     MAY 26, 2002               May 27, 2001
-----------------------------------------------------------------------------------------------
                                                CARRYING        FAIR       Carrying        Fair
In Millions                                       AMOUNT       VALUE         Amount       Value
-----------------------------------------------------------------------------------------------
Assets:
   Cash and cash equivalents                      $  975      $  975         $   64      $   64
   Receivables                                     1,010       1,010            664         664
   Marketable securities                             160         160            187         187
Liabilities:
   Accounts payable                                1,217       1,217            619         619
   Debt                                            9,439       9,507          3,428       3,500
Derivatives relating to:
   Debt                                             (435)       (435)            --        (250)
   Commodities                                         9           9             --          (3)
   Foreign currencies                                 (6)         (6)            --           4
===============================================================================================

The Company is exposed to certain market risks as a part of its ongoing business operations and uses derivative financial and commodity instruments, where appropriate, to manage these risks. Derivatives are financial instruments whose value is derived from one or more underlying financial instruments. Examples of underlying instruments are currencies, equities, commodities and interest rates. In general, instruments used as hedges must be effective at reducing the risk associated with the exposure being hedged, and must be designated as a hedge at the inception of the contract.

With the adoption of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as of May 28, 2001, we record the fair value of all outstanding derivatives in receivables or other liabilities. Gains and losses related to the ineffective portion of any hedge are recorded in various costs and expenses, depending on the nature of the derivative.

Each derivative transaction we enter into is designated at inception as a hedge of risks associated with specific assets, liabilities or future commitments, and is monitored to determine if it remains an effective hedge. Effectiveness is based on changes in the derivative's market value or cash flows being highly correlated with changes in market value or cash flows of the underlying hedged item. We do not enter into or hold derivatives for trading or speculative purposes.

We use derivative instruments to reduce financial risk in three areas: interest rates, foreign currency and commodities. The notional amounts of derivatives do not represent actual amounts exchanged by the parties and, thus, are not a measure of the Company's exposure through its use of derivatives. We enter into interest rate swap, foreign exchange, and commodity swap agreements with a diversified group of highly rated counterparties. We enter into commodity futures transactions through various regulated exchanges. These transactions may expose the Company to credit risk to the extent that the instruments have a positive fair value, but we have not experienced any material losses nor do we anticipate any losses. The Company does not have a significant concentration of risk with any single party or group of parties in any of its financial instruments.

Qualifying derivatives are reported as part of hedge arrangements as follows:

CASH FLOW HEDGES - Gains and losses on these instruments are recorded in Other Comprehensive Income until the underlying transaction is recorded in earnings. When the hedged item is realized, gains or losses are reclassified from Accumulated Other Comprehensive Income to the Consolidated Statements of Earnings on the same line item as the underlying transaction risk.

FOREIGN EXCHANGE TRANSACTION RISK - The Company is exposed to fluctuations in foreign currency cash flows related primarily to third-party purchases, intercompany product shipments, and intercompany loans. Forward contracts of generally less than 12 months duration are used to hedge some of these risks. Effective ness is assessed based on changes in forward rates.

INTEREST RATE RISK - The Company is exposed to interest rate volatility with regard to existing variable-rate debt and planned future issuances of fixed-rate debt. The Company uses interest rate swaps, including forward-starting swaps, to reduce interest rate volatility, and to achieve a desired proportion of variable vs. fixed-rate debt, based on current and projected market conditions.

Variable-to-fixed interest rate swaps are accounted for as cash flow hedges, with effectiveness assessed based on either the hypothetical derivative method or changes in the present value of interest payments on the underlying debt.

PRICE RISK - The Company is exposed to price fluctuations primarily as a result of anticipated purchases of ingredient and packaging materials. The Company uses a combination of long cash positions with suppliers, exchange-traded futures and option contracts and over-the-counter hedging mechanisms to reduce price fluctuations in a desired percentage of forecasted purchases over a period of generally less than one year. Commodity contracts are accounted for as cash flow hedges, with effectiveness assessed based on changes in futures prices.

We use a grain merchandising operation to provide us efficient access to and more informed knowledge of various commodities markets. This operation uses futures and options to hedge its net inventory position to minimize market exposure. As of May 26, 2002, our grain merchandising operation had futures and options contracts that essentially hedged its net inventory position. None of the contracts extended beyond May 2003. All futures contracts and futures options are exchange-based instruments with ready liquidity and determinable market values. Neither results of operations nor the year-end positions from our grain merchandising operation were material to the Company's overall results.

Unrealized losses from cash flow hedges recorded in Accumulated Other Comprehensive Income as of May 26, 2002, totaled $432 million pretax, primarily related to interest rate swaps we entered into in contemplation of future borrowings and other financing requirements (primarily related to the Pillsbury acquisition), which are being reclassified into interest expense over the life of the interest rate hedge. (See Note Eight regarding swaps settled or neutralized.) Other insignificant amounts related to foreign currency and commodity price cash flow hedges will be reclassified, as appropriate, into earnings during the next 12 months.

FAIR VALUE HEDGES - Fair value hedges involve recognized assets, liabilities or firm commitments as the hedged risks.

FOREIGN EXCHANGE TRANSLATION RISK - The Company is exposed to fluctuations in the value of foreign currency investments in subsidiaries and cash flows related primarily to repatriation of these investments. Forward contracts, generally less than 12 months duration, are used to hedge some of these risks. Effectiveness is assessed based on changes in forward rates. Effective gains and losses on these instruments are recorded as a foreign currency translation adjustment in Other Comprehensive Income.

The Company enters into foreign currency forward contracts to reduce volatility in the translation of foreign currency earnings to U.S. dollars. Gains and losses on these instruments are recorded in selling, general and administrative expense, generally reducing the exposure to translation volatility during a full-year period.

Our net balance sheet exposure consists of the net investment in foreign operations, translated using the exchange rates in effect at the balance sheet date. The components of our net balance sheet exposure by geographic region are as follows:

In Millions                                                    MAY 26, 2002    May 27, 2001
------------------------------------------------------------------------------------------
Europe                                                                 $363           $181
North/South America                                                     248             37
Asia/Other                                                              101             16
------------------------------------------------------------------------------------------
   Net Balance Sheet Exposure                                          $712           $234
==========================================================================================

INTEREST RATE RISK - The Company currently uses interest rate swaps to reduce funding costs associated with certain debt issues and to achieve a desired proportion of variable vs. fixed-rate debt, based on current and projected market conditions.

Fixed-to-variable interest rate swaps are accounted for as fair value hedges with effectiveness assessed based on changes in the fair value of the underlying debt, using incremental borrowing rates currently available on loans with similar terms and maturities. Effective gains and losses on these derivatives and the underlying hedged items are recorded as interest expense.

The following table indicates the types of swaps used to hedge various assets and liabilities, and their weighted average interest rates. Average variable rates are based on rates as of the end of the reporting period. The swap contracts mature during time periods ranging from 2003 to 2014.

                                                    MAY 26, 2002            May 27, 2001
---------------------------------------------------------------------------------------------
In Millions                                      ASSET   LIABILITY         Asset    Liability
---------------------------------------------------------------------------------------------
Pay floating swaps - notional amount               --      $ 2,692            --      $   340
   Average receive rate                            --          5.4%           --          7.1%
   Average pay rate                                --          1.8%           --          4.0%
Pay fixed swaps - notional amount                  --      $ 6,814            --      $ 5,766
   Average receive rate                            --          1.8%           --          4.1%
   Average pay rate                                --          6.4%           --          6.6%
=============================================================================================

The interest rate differential on interest rate swaps used to hedge existing assets and liabilities is recognized as an adjustment of interest expense or income over the term of the agreement.

8. DEBT

NOTES PAYABLE - The components of notes payable and their respective weighted average interest rates at the end of the periods are as follows:

                                                 MAY 26, 2002              May 27, 2001
---------------------------------------------------------------------------------------------
                                                         WEIGHTED                    Weighted
                                                          AVERAGE                     Average
                                              NOTES      INTEREST         Notes      Interest
In Millions                                 PAYABLE          RATE       Payable          Rate
---------------------------------------------------------------------------------------------
U.S. commercial paper                       $ 3,288           2.1%      $   733           4.4%
Canadian commercial paper                        34           2.3            27           4.6
Euro commercial paper                           809           2.2           768           4.9
Financial institutions                          519           2.1           330           4.4
Amounts reclassified to long-term debt       (1,050)           --        (1,000)           --
---------------------------------------------------------------------------------------------
   Total Notes Payable                      $ 3,600                     $   858
=============================================================================================

SEE NOTE SEVEN FOR A DESCRIPTION OF RELATED INTEREST-RATE DERIVATIVE
INSTRUMENTS.

To ensure availability of funds, we maintain bank credit lines sufficient to cover our outstanding short-term borrowings. As of May 26, 2002, we had $4.0 billion in committed lines and $45 million in uncommitted lines.

We have revolving credit agreements expiring in January 2006 covering the fee-paid credit lines that provide us with the ability to refinance short-term borrowings on a long-term basis; accordingly, a portion of our notes payable has been reclassified to long-term debt. The revolving credit agreements provide for borrowings of up to $1.05 billion.

LONG-TERM DEBT - During fiscal 2002, General Mills filed a Registration Statement with the Securities and Exchange Commission covering the sale of up to $8.0 billion in debt securities. In February 2002, we issued $3.5 billion of notes: $2.0 billion of 6 percent notes due 2012 with an effective interest rate of 7.75 percent; and $1.5 billion of 5 1/8 percent notes due 2007 with an effective interest rate of 5.90 percent. Interest is payable semiannually on Feb. 15 and Aug. 15, beginning Aug. 15, 2002. Proceeds from the notes were used to repay short-term debt incurred in connection with the Pillsbury acquisition. Following the February offering, $4.5 billion remains available under the Registration Statement for future use.

In anticipation of the Pillsbury acquisition and other financing needs, we entered into interest rate swap contracts during fiscal 2001 and fiscal 2002 totaling $7.1 billion to attempt to lock in our interest rate on associated debt. In connection with the February notes offering, we closed out $3.5 billion of these swaps. A portion was settled for cash, and the remainder was neutralized with offsetting swaps. These swaps had been designated as cash flow hedges. Therefore, the mark-to-market value for these swaps has been recorded in Other Comprehensive Income. The amount currently recorded in Accumulated Other Comprehensive Income ($242 million pretax) will be reclassified to interest expense over the lives of the swap contracts (primarily five to 10 years).

In Millions                                                      MAY 26, 2002    May 27, 2001
---------------------------------------------------------------------------------------------
6% notes due 2012                                                     $ 2,000         $    --
5 1/8% notes due 2007                                                   1,500              --
Medium-term notes, 4.8% to 9.1%, due 2003 to 2078                         922           1,274
7.0% notes due Sept. 15, 2004                                             150             157
Zero coupon notes, yield 11.1%, $261 due Aug. 15, 2013                     78              70
Zero coupon notes, yield 11.7%, $54 due Aug. 15, 2004                      42              38
8.2% ESOP loan guaranty, due through June 30, 2007                         21              30
Notes payable, reclassified                                             1,050           1,000
Other                                                                      76               1
---------------------------------------------------------------------------------------------
                                                                        5,839           2,570
Less amounts due within one year                                         (248)           (349)
---------------------------------------------------------------------------------------------
   Total Long-term Debt                                               $ 5,591         $ 2,221
=============================================================================================

SEE NOTE SEVEN FOR A DESCRIPTION OF RELATED INTEREST-RATE DERIVATIVE
INSTRUMENTS.

In 2001, we issued $284 million of debt under our medium-term note program with maturities up to two years and interest rates varying from 7.0 to 7.4 percent.

The Company has guaranteed the debt of the Employee Stock Ownership Plan; therefore, the loan is reflected on our consolidated balance sheets as long-term debt with a related offset in Unearned Compensation in Stockholders' Equity.

The sinking fund and principal payments due on long-term debt are (in millions) $248, $104, $225, $54 and $1,536 in 2003, 2004, 2005, 2006 and 2007,
respectively. The 2005 and 2006 amounts are exclusive of $12 million and $5 million, respectively, of interest yet to be accreted on zero coupon notes. The notes payable that are reclassified under our revolving credit agreement are not included in these principal payments.

Our marketable securities (see Note Five) include zero coupon U.S. Treasury and other top-rated securities. These investments are intended to provide funds for the payment of principal and interest for the zero coupon notes due Aug. 15, 2004, and Aug. 15, 2013.

9. MINORITY INTEREST

In April 2002, the Company and certain of its wholly owned subsidiaries contributed assets with an aggregate fair market value of approximately $4 billion to another subsidiary (GMC), a limited liability company. GMC is a separate and distinct legal entity from the Company and its subsidiaries, and has separate assets, liabilities, businesses and operations. The contributed assets consist primarily of manufacturing assets and intellectual property associated with the production and retail sale of Big G ready-to-eat cereals, PROGRESSO soups and OLD EL PASO products. In exchange for the contribution of these assets, GMC issued the managing membership interest and Class A and Class B preferred membership interests to wholly owned subsidiaries of the Company. The managing member directs the business activities and operations of GMC and has fiduciary responsibilities to GMC and its members. Other than rights to vote on certain matters, holders of the Class A and Class B interests have no right to direct the management of GMC.

In May 2002, GMC sold approximately 30 percent of the Class A interests to an unrelated third-party investor in exchange for $150 million. The Class A interests receive quarterly preferred distributions at a floating rate equal to the three-month LIBOR plus 90 basis points. The GMC limited liability company agreement requires that the rate of the preferred distributions for the Class A interests be reset by agreement between the third-party investors and GMC every five years, beginning in May 2007. If GMC and the investors fail to mutually agree on a new rate of preferred distributions, GMC must remarket the securities. Upon a failed remarketing, the rate over LIBOR will be increased by 75 basis points (up to a maximum total of 300 basis points following a scheduled reset date). In the event of four consecutive failed remarketings, the third-party investors can force a liquidation and winding up of GMC.

GMC has a scheduled duration of 20 years. However, GMC, through the managing member, may elect to redeem all of the Class A interests held by third-party investors at any time for an amount equal to the investors' capital accounts, plus an optional retirement premium if such retirement occurs prior to June 2007. Under certain circumstances, GMC also may be dissolved and liquidated earlier. Events requiring liquidation include, without limitation, the bankruptcy of GMC or its subsidiaries, failure to deliver the preferred quarterly return, failure to comply with portfolio requirements, breaches of certain covenants, and four consecutive failed attempts to remarket the Class A interests. In the event of a liquidation of GMC, the third-party investors that hold the Class A interests would be entitled to repayment from the proceeds of liquidation prior to the subsidiaries of the Company that are members of GMC. The managing member may avoid liquidation in most circumstances by exercising an option to purchase the preferred interests. An election to redeem the preferred membership interests could impact the Company's liquidity by requiring the Company to refinance the redemption price or liquidate a portion of GMC assets.

Currently, all of the Class B interests are held by a subsidiary of the Company. The Company may offer the Class B interests and the remaining, unsold Class A interests to third-party investors on terms and conditions to be determined.

For financial reporting purposes, the assets, liabilities, results of operations, and cash flows of GMC are included in the Company's consolidated financial statements. The third-party investor's Class A interest in GMC is reflected as a minority interest on the consolidated balance sheet of the Company.

Subsequent to fiscal year end, General Mills Capital, Inc. (GM Capital), a wholly owned subsidiary, sold $150 million of its Series A preferred stock to an unrelated third-party investor. GM Capital regularly enters into transactions with the Company to purchase receivables of the Company. These receivables are included in the consolidated balance sheet and the $150 million purchase price for the Series A preferred stock will be reflected as additional minority interest on the balance sheet. The proceeds from the issuance of the preferred stock were used to pay down commercial paper.

10. STOCKHOLDERS' EQUITY

Cumulative preference stock of 5 million shares, without par value, is authorized but unissued.

We have a shareholder rights plan that entitles each outstanding share of common stock to one right. Each right entitles the holder to purchase one two-hundredths of a share of cumulative preference stock (or, in certain circumstances, common stock or other securities), exercisable upon the occurrence of certain events. The rights are not transferable apart from the common stock until a person or group has acquired 20 percent or more, or makes a tender offer for 20 percent or more, of the common stock. Then each right will entitle the holder (other than the acquirer) to receive, upon exercise, common stock of either the Company or the acquiring company having a market value equal to two times the exercise price of the right. The initial exercise price is $120 per right. The rights are redeemable by the Board of Directors at any time prior to the acquisition of 20 percent or more of the outstanding common stock. The shareholder rights plan has been specifically amended so that the Pillsbury transaction described in Note Two does not trigger the exercisability of the rights. The rights expire on Feb. 1, 2006. At May 26, 2002, there were 367 million rights issued and outstanding.

The Board of Directors has authorized the repurchase, from time to time, of common stock for our treasury, provided that the number of treasury shares shall not exceed 170 million.

Through private transactions in fiscal 2002 and 2001 that were a part of our stock repurchase program, we issued put options and purchased call options related to our common stock. In 2002 and 2001, we issued put options for 7 million and 17 million shares for $17 million and $36 million in premiums paid to the Company, respectively. As of May 26, 2002, put options for 10 million shares remained outstanding at exercise prices ranging from $37.00 to $47.00 per share with exercise dates from June 14, 2002, to May 20, 2003. In 2002 and 2001, we purchased call options for 4 million and 8 million shares for $16 million and $34 million in premiums paid by the Company, respectively. As of May 26, 2002, call options for 9 million shares remained outstanding at exercise prices ranging from $34.00 to $54.84 per share with exercise dates from June 17, 2002, to Nov. 20, 2003.

The following table provides details of Other Comprehensive Income:

                                                                                 Other
                                                                     Tax       Compre-
                                                    Pretax      (Expense)      hensive
In Millions                                         Change       Benefit        Income
--------------------------------------------------------------------------------------
Fiscal year ended May 28, 2000
   Foreign currency translation                      $ (25)        $   3         $ (22)
   Minimum pension liability                             1            --             1
   Other fair value changes:
     Securities                                        (13)            5            (8)
--------------------------------------------------------------------------------------
Other Comprehensive Income                           $ (37)        $   8         $ (29)
======================================================================================
Fiscal year ended May 27, 2001
   Foreign currency translation                      $  (8)        $   1         $  (7)
   Minimum pension liability                            (8)            3            (5)
   Other fair value changes:
     Securities                                          8            (3)            5
--------------------------------------------------------------------------------------
Other Comprehensive Income                           $  (8)        $   1         $  (7)
======================================================================================
Fiscal year ended May 26, 2002
   Foreign currency translation                      $  (4)        $  --         $  (4)
   Minimum pension liability                             7            (3)            4
   Other fair value changes:
     Securities                                         (3)            1            (2)
     Hedge derivatives                                (343)          127          (216)
   Reclassification to earnings:
     Securities                                        (15)            6            (9)
     Hedge derivatives                                 163           (61)          102
   Cumulative effect of adopting SFAS No. 133         (251)           93          (158)
--------------------------------------------------------------------------------------
OTHER COMPREHENSIVE INCOME                           $(446)        $ 163         $(283)
======================================================================================

Except for reclassification to earnings, changes in Other Comprehensive Income are primarily noncash items.

Accumulated Other Comprehensive Income balances were as follows:

In Millions                                                MAY 26, 2002   May 27, 2001
--------------------------------------------------------------------------------------
Foreign currency translation adjustments                          $(113)         $(109)
Unrealized gain (loss) from:
   Securities                                                        16             27
   Hedge derivatives                                               (272)            --
Pension plan minimum liability                                       (7)           (11)
--------------------------------------------------------------------------------------
Accumulated Other Comprehensive Income                            $(376)         $ (93)
======================================================================================

11. STOCK PLANS

The Company uses broad-based stock plans to help ensure alignment with stockholders' interests. A total of 8,984,631 shares are available for grant under the 1998 senior management plan through Oct. 1, 2005, the 1998 employee plan (which has no specified duration) and the 2001 director plan through Sept. 30, 2006. Shares available for grant are reduced by shares issued, net of shares surrendered to the Company in stock-for-stock exercises. Options may be priced only at 100 percent of the fair market value at the date of grant. No options now outstanding have been re-priced since the original date of grant. Options now outstanding include some granted under the 1988, 1990, 1993 and 1995 option plans, under which no further rights may be granted. All options expire within 10 years and one month after the date of grant. The stock plans provide for full vesting of options upon completion of specified service periods, or in the event there is a change of control.

Stock subject to a restricted period and a purchase price, if any (as determined by the Compensation Committee of the Board of Directors), may be granted to key employees under the 1998 employee plan. Restricted stock, up to 50 percent of the value of an individual's cash incentive award, may be granted through the Executive Incentive Plan. Certain restricted stock awards require the employee to deposit personally owned shares (on a one-for-one basis) with the Company during the restricted period. The 2001 director plan allows each nonemployee director to annually receive 1,000 restricted stock units convertible to common stock at a date of the director's choosing following his or her one-year term. In 2002, 2001 and 2000, grants of 691,115, 353,500 and 330,229 shares of restricted stock or units were made to employees and directors with weighted average values at grant of $46.93, $37.61 and $38.49 per share, respectively. On May 26, 2002, a total of 1,634,158 restricted shares and units were outstanding under all plans.

The 1988 plan permitted the granting of performance units corresponding to stock options granted. The value of performance units was determined by return on equity and growth in earnings per share measured against preset goals over three-year performance periods. For seven years after a performance period, holders may elect to receive the value of performance units (with interest) as an alternative to exercising corresponding stock options. On May 26, 2002, there were 48,614 options outstanding with corresponding performance unit accounts. The value of these options exceeded the value of the performance unit accounts.

The following table contains information on stock option activity. Approximately 33 percent of the options outstanding at May 26, 2002, were granted under the Salary Replacement Option and Deposit Stock OptionPlans, both of which have been discontinued.

                                                        Weighted                   Weighted
                                                         Average                    Average
                                            Options     Exercise       Options     Exercise
                                        Exercisable    Price per   Outstanding    Price per
                                         (Thousands)       Share    (Thousands)       Share
-------------------------------------------------------------------------------------------
Balance at May 30, 1999                      24,232       $25.05        53,076       $28.17
   Granted                                                              11,445        37.49
   Exercised                                                            (5,679)       21.82
   Expired                                                                (552)       33.42
-------------------------------------------------------------------------------------------
Balance at May 28, 2000                      25,412        26.40        58,290        30.57
   Granted                                                              11,600        38.07
   Exercised                                                            (5,651)       24.60
   Expired                                                                (741)       35.98
-------------------------------------------------------------------------------------------
Balance at May 27, 2001                      27,724        27.79        63,498        32.40
   Granted                                                              14,567        48.17
   Exercised                                                            (6,569)       27.64
   Expired                                                                (421)       39.44
-------------------------------------------------------------------------------------------
BALANCE AT MAY 26, 2002                      30,149       $29.18        71,075       $36.03
===========================================================================================

The following table provides information regarding options exercisable and outstanding as of May 26, 2002:

                                         Weighted                    Weighted      Weighted
Range of                                  Average                     Average       Average
Exercise                    Options      Exercise       Options      Exercise     Remaining
Price                   Exercisable     Price per   Outstanding     Price per   Contractual
per Share                (Thousands)        Share    (Thousands)        Share   Life (Years)
-------------------------------------------------------------------------------------------
Under $25                     4,976        $22.61         4,982        $22.61          2.26
$25-$30                      12,392         26.46        12,401         26.47          2.53
$30-$35                       9,822         32.24        19,836         33.28          6.65
$35-$40                         173         36.96         8,464         37.43          6.25
Over $40                      2,786         41.77        25,392         45.02          8.91
-------------------------------------------------------------------------------------------
                             30,149        $29.18        71,075        $36.03          6.38
===========================================================================================

Stock-based compensation expense related to restricted stock for 2002, 2001 and 2000 was $16 million, $11 million and $9 million, respectively, using the intrinsic value-based method of accounting for stock-based compensation plans. Effective with 1997, we adopted the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 allows either a fair value-based method or an intrinsic value-based method of accounting for such compensation plans. Had compensation expense for our stock option plan grants been determined using the fair value-based method, net earnings, basic earnings per share and diluted earnings per share would have been approximately $384 million, $1.16 and $1.13, respectively, for 2002; $621 million, $2.19 and $2.15, respectively, for 2001; and, $575 million, $1.92 and $1.89, respectively, for 2000. The weighted average fair values at grant date of the options granted in 2002, 2001 and 2000 were estimated as $11.77, $8.78 and

$8.89, respectively, using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                          2002         2001          2000
-----------------------------------------------------------------------------------------
Risk-free interest rate                                   5.1%         5.6%          6.3%
Expected life                                          7 YEARS      7 years       7 years
Expected volatility                                        20%          20%           18%
Expected dividend growth rate                               8%           8%            8%
=========================================================================================

The Black-Scholes model requires the input of highly subjective assumptions and may not provide a reliable measure of fair value.

12. EARNINGS PER SHARE

Basic and diluted earnings per share (EPS) were calculated using the following:

In Millions, Fiscal Year                                  2002         2001          2000
-----------------------------------------------------------------------------------------
Net earnings                                              $458         $665          $614
-----------------------------------------------------------------------------------------
Average number of common shares - basic EPS                331          284           299
-----------------------------------------------------------------------------------------
Incremental share effect from:
   Stock options                                            11            8             8
   Restricted stock, stock rights and puts                  --           --            --
-----------------------------------------------------------------------------------------
Average number of common shares - diluted EPS              342          292           307
=========================================================================================

The diluted EPS calculation does not include 4 million, 8 million and 9 million average anti-dilutive stock options, nor does it include 13 million, 15 million and 8 million average anti-dilutive put options in 2002, 2001 and 2000, respectively.

13. INTEREST EXPENSE

The components of net interest expense are as follows:

In Millions, Fiscal Year                                  2002         2001          2000
-----------------------------------------------------------------------------------------
Interest expense                                          $445         $223          $168
Capitalized interest                                        (3)          (2)           (2)
Interest income                                            (26)         (15)          (14)
-----------------------------------------------------------------------------------------
   Interest, net                                          $416         $206          $152
=========================================================================================

During 2002, 2001 and 2000, we paid interest (net of amount capitalized) of $346 million, $215 million and $167 million, respectively.

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

We sponsor plans that provide health-care benefits to the majority of our retirees. The salaried health-care benefit plan is contributory, with retiree contributions based on years of service. We fund related trusts for certain employees and retirees on an annual basis.

Trust assets related to the above plans consist principally of listed equity securities, corporate obligations and U.S. government securities.

Reconciliation of the funded status of the plans and the amounts included in the balance sheet are as follows:

                                                                                Postretirement
                                                     Pension Plans              Benefit Plans
------------------------------------------------------------------------------------------------
In Millions                                          2002         2001         2002         2001
------------------------------------------------------------------------------------------------
Fair Value of Plan Assets
   Beginning fair value                           $ 1,606      $ 1,578      $   237      $   230
   Actual return on assets                             (2)          83          (10)          (2)
   Acquisition                                      1,167           --           --           --
   Company contributions                                7           11           29           28
   Plan participant contributions                      --           --            5            2
   Benefits paid from plan assets                    (107)         (66)         (28)         (21)
------------------------------------------------------------------------------------------------
Ending Fair Value                                 $ 2,671      $ 1,606      $   233      $   237
================================================================================================
Projected Benefit Obligation
   Beginning obligations                          $ 1,077      $   958      $   286      $   231
   Service cost                                        34           18           11            6
   Interest cost                                      122           79           33           21
   Plan amendment                                      21            1          (13)          --
   Curtailment                                          5           --            2           --
   Plan participant contributions                      --           --            5            2
   Actuarial loss (gain)                              (15)          87           72           42
   Acquisition                                        963           --          248           --
   Actual benefits paid                              (107)         (66)         (33)         (16)
------------------------------------------------------------------------------------------------
Ending Obligations                                $ 2,100      $ 1,077      $   611      $   286
================================================================================================
Funded Status of Plans                            $   571      $   529      $  (378)     $   (49)
------------------------------------------------------------------------------------------------
   Unrecognized actuarial loss                        334          106          154           59
   Unrecognized prior service costs (credits)          49           36          (17)          (5)
   Unrecognized transition asset                       (3)         (18)          --           --
------------------------------------------------------------------------------------------------
Net Amount Recognized                             $   951      $   653      $  (241)     $     5
================================================================================================
Amounts Recognized on Balance Sheets
------------------------------------------------------------------------------------------------
   Prepaid asset                                  $ 1,001      $   677      $    82      $    75
   Accrued liability                                  (62)         (44)        (323)         (70)
   Intangible asset                                    --            1           --           --
   Minimum liability adjustment in equity              12           19
------------------------------------------------------------------------------------------------
Net Amount Recognized                             $   951      $   653      $  (241)     $     5
================================================================================================

Plans with obligations in excess of plan assets:

                                                                                               Postretirement
                                                                          Pension Plans        Benefit Plans
--------------------------------------------------------------------------------------------------------------
In Millions                                                              2002       2001       2002       2001
--------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation                                           $ 71       $ 44       $466       $166
Plan assets at fair value                                                   9         --         45         41
==============================================================================================================

Assumptions as of year-end are:

                                                                                                Postretirement
                                                                          Pension Plans         Benefit Plans
--------------------------------------------------------------------------------------------------------------
                                                                         2002       2001       2002       2001
--------------------------------------------------------------------------------------------------------------
Discount rate                                                            7.50%      7.75%      7.50%      7.75%
Rate of return on plan assets                                            10.4       10.4       10.0       10.0
Salary increases                                                          4.4        4.4         --         --
Annual increase in cost of benefits                                        --         --        8.3        6.6
==============================================================================================================

The annual increase in cost of postretirement benefits is assumed to decrease gradually in future years, reaching an ultimate rate of 5.2 percent in the year 2007.

Components of net benefit (income) or expense each year are as follows:

                                                                                         Postretirement
                                                          Pension Plans                  Benefit Plans
--------------------------------------------------------------------------------------------------------------
In Millions                                        2002       2001       2000       2002       2001       2000
--------------------------------------------------------------------------------------------------------------
Service cost                                      $  34      $  18      $  20      $  11      $   6      $   6
Interest cost                                       122         79         69         33         21         17
Expected return on plan assets                     (241)      (159)      (142)       (23)       (23)       (22)
Amortization of transition asset                    (15)       (15)       (14)        --         --         --
Amortization of (gains) losses                        2          2          1          3          1          1
Amortization of prior service costs (credits)         8          6          6         (1)        (2)        (2)
Settlement or curtailment losses                      5         --         --          2         --         --
--------------------------------------------------------------------------------------------------------------
   Net (income) expense                           $ (85)     $ (69)     $ (60)     $  25      $   3      $  --
==============================================================================================================

Assumed trend rates for health-care costs have an important effect on the amounts reported for the postretirement benefit plans. If the health-care cost trend rate increased by 1 percentage point in each future year, the aggregate of the service and interest cost components of postretirement expense would increase for 2002 by $5 million, and the postretirement accumulated benefit obligation as of May 26, 2002, would increase by $51 million. If the health-care cost trend rate decreased by 1 percentage point in each future year, the aggregate of the service and interest cost components of postretirement expense would decrease for 2002 by $4 million, and the postretirement accumulated benefit obligation as of May 26, 2002, would decrease by $44 million.

The General Mills Savings Plan is a defined contribution plan that covers our salaried and nonunion employees. It had net assets of $1,666 million at May 26, 2002, and $1,071 million at May 27, 2001. This plan is a 401(k) savings plan that includes a number of investment funds and an Employee Stock Ownership Plan
(ESOP). The ESOP's only assets are Company common stock and temporary cash balances. Company expense recognized in 2002, 2001 and 2000 was $9 million, $8 million and $8 million, respectively. The ESOP's share of this expense was $3 million, $7 million and $7 million, respectively. The ESOP's expense is calculated by the "shares allocated" method.

The ESOP uses Company common stock to convey benefits to employees and, through increased stock ownership, to further align employee interests with those of shareholders. The Company matches a percentage of employee contributions to the ESOP with a base match plus a variable year-end match that depends on annual results. Employees receive the Company match in the form of common stock.

The ESOP originally purchased Company common stock principally with funds borrowed from third parties (and guaranteed by the Company). The ESOP shares are included in net shares outstanding for the purposes of calculating earnings per share. The ESOP's third-party debt is described in Note Eight.

The Company treats cash dividends paid to the ESOP the same as other dividends. Dividends received on leveraged shares (i.e., all shares originally purchased with the debt proceeds) are used for debt service, while dividends received on unleveraged shares are passed through to participants.

The Company's cash contribution to the ESOP is calculated so as to pay off enough debt to release sufficient shares to make the Company match. The ESOP uses the Company's cash contributions to the plan, plus the dividends received on the ESOP's leveraged shares, to make principal and interest payments on the ESOP's debt. As loan payments are made, shares become unencumbered by debt and are committed to be allocated. The ESOP allocates shares to individual employee accounts on the basis of the match of employee payroll savings (contributions), plus reinvested dividends received on previously allocated shares. In 2002, 2001 and 2000, the ESOP incurred interest expense of $2 million, $3 million and $4 million, respectively. The ESOP used dividends of $8 million, $7 million and $9 million, along with Company contributions of $3 million, $6 million and $6 million to make interest and principal payments in the respective years.

The number of shares of Company common stock in the ESOP is summarized as follows:

Number of Shares, in Thousands                                   MAY 26, 2002   May 27, 2001
--------------------------------------------------------------------------------------------
Unreleased shares                                                       1,170          1,652
Committed to be allocated                                                  15             24
Allocated to participants                                               5,500          5,680
--------------------------------------------------------------------------------------------
   Total shares                                                         6,685          7,356
============================================================================================

15. PROFIT-SHARING PLAN

The Executive Incentive Plan provides incentives to key employees who have the greatest potential to contribute to current earnings and successful future operations. These awards are approved by the Compensation Committee of the Board of Directors, which consists solely of independent, outside directors. Awards are based on performance against pre-established goals approved by the Committee. Profit-sharing expense was $11 million, $12 million and $10 million in 2002, 2001 and 2000, respectively.

16. INCOME TAXES

The components of earnings before income taxes and earnings of joint ventures and the corresponding income taxes thereon are as follows:

In Millions, Fiscal Year                                       2002          2001          2000
-----------------------------------------------------------------------------------------------
Earnings before income taxes:
   U.S                                                        $ 653         $ 991         $ 919
   Foreign                                                       14             7            28
-----------------------------------------------------------------------------------------------
       Total earnings before income taxes                     $ 667         $ 998         $ 947
-----------------------------------------------------------------------------------------------
Income taxes:
   Current:
     Federal                                                  $ 127         $ 283         $ 280
     State and local                                              8            20            14
     Foreign                                                     11            (2)           (2)
-----------------------------------------------------------------------------------------------
       Total current                                            146           301           292
-----------------------------------------------------------------------------------------------
   Deferred:
     Federal                                                     84            42            44
     State and local                                             15             5            (5)
     Foreign                                                     (6)            2             5
-----------------------------------------------------------------------------------------------
       Total deferred                                            93            49            44
-----------------------------------------------------------------------------------------------
         Total Income Taxes                                   $ 239         $ 350         $ 336
===============================================================================================

During 2002, 2001 and 2000, we paid income taxes of $196 million, $231 million and $284 million, respectively.

In fiscal 1982 and 1983 we purchased certain income tax items from other companies through tax lease transactions. Total current income taxes charged to earnings reflect the amounts attributable to operations and have not been materially affected by these tax leases. Actual current taxes payable relating to 2002, 2001 and 2000 operations were increased by approximately $3 million, $16 million and $22 million, respectively, due to the current effect of tax leases. These tax payments do not affect taxes for statement of earnings purposes since they repay tax benefits realized in prior years. The repayment liability is classified as Deferred Income Taxes - Tax Leases.

The following table reconciles the U.S. statutory income tax rate with the effective income tax rate:

Fiscal Year                                                    2002          2001          2000
-----------------------------------------------------------------------------------------------
U.S. statutory rate                                            35.0%         35.0%         35.0%
-----------------------------------------------------------------------------------------------
State and local income taxes,
   net of federal tax benefits                                  2.3           1.6           1.3
Other, net                                                     (1.5)         (1.6)          (.8)
-----------------------------------------------------------------------------------------------
   Effective Income Tax Rate                                   35.8%         35.0%         35.5%
===============================================================================================

The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

In Millions                                                         MAY 26, 2002   May 27, 2001
-----------------------------------------------------------------------------------------------
Accrued liabilities                                                      $106              $ 65
Unusual charges                                                           104                 9
Compensation and employee benefits                                        111                73
Unrealized hedge losses                                                   163                --
Tax credit carryforwards                                                   51                 8
Other                                                                      23                14
-----------------------------------------------------------------------------------------------
   Gross deferred tax assets                                              558               169
-----------------------------------------------------------------------------------------------
Depreciation                                                              281               134
Prepaid pension asset                                                     289               255
Intangible assets                                                          22                10
Other                                                                      51                54
-----------------------------------------------------------------------------------------------
   Gross deferred tax liabilities                                         643               453
-----------------------------------------------------------------------------------------------
Valuation allowance                                                        10                 3
-----------------------------------------------------------------------------------------------
   Net Deferred Tax Liability                                            $ 95              $287
===============================================================================================

We have not recognized a deferred tax liability for unremitted earnings of $87 million from our foreign operations because we do not expect those earnings to become taxable to us in the foreseeable future and because a determination of the potential liability is not practicable. If a portion were to be remitted, we believe income tax credits would substantially offset any resulting tax liability.

17. LEASES AND OTHER COMMITMENTS

An analysis of rent expense by property leased follows:

In Millions, Fiscal Year                                             2002       2001       2000
-----------------------------------------------------------------------------------------------
Warehouse space                                                       $26        $25        $24
Equipment                                                              23         11          8
Other                                                                  19          7          7
-----------------------------------------------------------------------------------------------
   Total Rent Expense                                                 $68        $43        $39
===============================================================================================

Some leases require payment of property taxes, insurance and maintenance costs in addition to the rent payments. Contingent and escalation rent in excess of minimum rent payments and sublease income netted in rent expense were insignificant.

Noncancelable future lease commitments (in millions) are: $59 in 2003, $44 in 2004, $35 in 2005, $31 in 2006, $22 in 2007 and $96 after 2007, with a cumulative total of $287. These future lease commitments will be partially offset by future sublease receipts of $46 million.

We are contingently liable under guaranties and comfort letters for $212 million. The guaranties and comfort letters are principally issued to support borrowing arrangements, primarily for our joint ventures. We remain the guarantor on certain leases and other obligations of Darden Restaurants, Inc. (Darden), an entity we spun off as of May 28, 1995. However, Darden has indemnified us against any related loss.

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

Following the acquisition of Pillsbury, we restructured our management organization. Consistent with our new organization and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," we have aggregated our operating segments into three reportable segments: 1) U.S. Retail; 2) Bakeries and Foodservice; and 3) International. U.S. Retail consists of cereals, meals, refrigerated and frozen dough products, baking products, snacks, yogurt and other. Our Bakeries and Foodservice segment consists of products marketed to bakeries and offered to the commercial and noncommercial foodservice sectors throughout the United States and Canada. The International segment includes our retail business outside the United States and our foodservice business outside of the United States and Canada.

During 2002, there was one individual customer that generated 12 percent of our net sales. There were no individual customers that generated more than 10 percent of our net sales during 2001 and 2000.

Management reviews operating results to evaluate segment performance. Operating profit for the reportable segments excludes general corporate expenses. Interest expense and income taxes are centrally managed at the corporate level and, therefore, are not allocated to segments since they are excluded from the measure of segment profitability reviewed by the Company's management. Under our supply chain organization, our manufacturing, warehouse, distribution and sales activities are substantially integrated across our operations in order to maximize efficiency and productivity. As a result, fixed assets, capital expenditures for long-lived assets, and depreciation and amortization expenses are not maintained nor available by operating segment.

The measurement of operating segment results is generally consistent with the presentation of the consolidated statements of earnings. Intercompany transactions between reportable operating segments were not material in the periods presented.

In Millions, Fiscal Year                                    2002          2001          2000
--------------------------------------------------------------------------------------------
Net Sales:
   U.S. Retail                                           $ 6,143       $ 4,790       $ 4,560
   Bakeries and Foodservice                                1,028           397           355
   International                                             778           263           258
--------------------------------------------------------------------------------------------
     Total                                                 7,949         5,450         5,173
--------------------------------------------------------------------------------------------
Operating Profit Before Unusual Items:
   U.S. Retail                                           $ 1,066       $ 1,057       $ 1,013
   Bakeries and Foodservice                                  146            91            81
   International                                              45            17            18
   Unallocated Corporate Items                                16             4           (13)
--------------------------------------------------------------------------------------------
     Total                                                 1,273         1,169         1,099
--------------------------------------------------------------------------------------------
Operating Profit Including Unusual Items:
   U.S. Retail                                           $   999       $ 1,100       $ 1,013
   Bakeries and Foodservice                                  144            91            81
   International                                              45            17            18
   Unallocated Corporate Items                              (105)           (4)          (13)
--------------------------------------------------------------------------------------------
     Total                                                 1,083         1,204         1,099
Interest, net                                                416           206           152
Income Taxes                                                 239           350           336
Earnings from Joint Ventures                                  33            17             3
--------------------------------------------------------------------------------------------
Earnings before cumulative effect of change in
   accounting principle                                      461           665           614
Cumulative effect of change in accounting principle           (3)           --            --
--------------------------------------------------------------------------------------------
Net Earnings                                             $   458       $   665       $   614
============================================================================================

The following table provides net sales information for our primary product categories:

In Millions, Fiscal Year                                    2002          2001          2000
--------------------------------------------------------------------------------------------
Product Categories:
   U.S. Retail:
     Big G Cereals                                       $ 1,866       $ 1,963       $ 1,986
     Meals                                                 1,161           580           555
     Pillsbury USA                                           793            --            --
     Baking Products                                         786           824           804
     Snacks                                                  722           711           630
     Yogurt/Health Ventures/Other                            815           712           585
--------------------------------------------------------------------------------------------
       Total U.S. Retail                                   6,143         4,790         4,560
--------------------------------------------------------------------------------------------
   Bakeries and Foodservice                                1,028           397           355
--------------------------------------------------------------------------------------------
   International:
     Canada                                                  283           177           178
     Rest of World                                           495            86            80
--------------------------------------------------------------------------------------------
       Total International                                   778           263           258
--------------------------------------------------------------------------------------------
         Consolidated Total                              $ 7,949       $ 5,450       $ 5,173
============================================================================================

The following table provides earnings information for our joint venture activities by operating segment:

In Millions, Fiscal Year                                     2002          2001         2000
--------------------------------------------------------------------------------------------
Earnings (Loss) After Tax:
   U.S. Retail                                            $    (6)      $    --      $    --
   International                                               39            17            3
--------------------------------------------------------------------------------------------
     Total                                                $    33       $    17      $     3
============================================================================================

The following table provides financial information by geographic area:

In Millions, Fiscal Year                                     2002          2001         2000
--------------------------------------------------------------------------------------------
Net sales:
   U.S                                                    $ 7,139       $ 5,187      $ 4,915
   Non-U.S                                                    810           263          258
--------------------------------------------------------------------------------------------
     Consolidated Total                                   $ 7,949       $ 5,450      $ 5,173
============================================================================================
Long-lived assets:
   U.S                                                    $ 2,549       $ 1,488      $ 1,395
   Non-U.S                                                    215            13           10
--------------------------------------------------------------------------------------------
     Consolidated Total                                   $ 2,764       $ 1,501      $ 1,405
============================================================================================


19. QUARTERLY DATA (UNAUDITED)

Summarized quarterly data for 2002 and 2001 follows:

                                                           First Quarter     Second Quarter      Third Quarter      Fourth Quarter
----------------------------------------------------------------------------------------------------------------------------------
In Millions, Except per Share and Market Price Amounts      2002     2001      2002     2001      2002     2001      2002     2001
----------------------------------------------------------------------------------------------------------------------------------
Net sales                                                 $1,404   $1,306    $1,842   $1,500    $2,379   $1,323    $2,324   $1,321
Gross profit                                                 683      653       802      747       881      615       816      594
Earnings before cumulative effect of change in
 accounting principle                                        191      159       130      203        83      157        57      146
Net earnings                                                 188      159       130      203        83      157        57      146
Earnings per share before cumulative effect of change
 in accounting principle:
   Basic                                                     .67      .56       .43      .72       .23      .55       .16      .51
   Diluted                                                   .65      .55       .41      .70       .22      .54       .15      .50
Net earnings per share:
   Basic                                                     .66      .56       .43      .72       .23      .55       .16      .51
   Diluted                                                   .64      .55       .41      .70       .22      .54       .15      .50
Dividends per share                                         .275     .275      .275     .275      .275     .275      .275     .275
Market price of common stock:
   High                                                    45.36    41.75     51.16    43.44     52.86    45.40     50.39    46.35
   Low                                                     42.05    32.13     42.50    31.38     43.22    38.75     41.61    37.26
==================================================================================================================================

See Note Three for a description of unusual items. In fiscal 2002, the net earnings impact was $9 million income, $68 million expense, $24 million expense, and $37 million expense in quarters one, two, three, and four, respectively. The net impact per diluted share in fiscal 2002 was $.03 income, $.22 expense, $.06 expense and $.10 expense in quarters one, two, three, and four, respectively. In fiscal 2001, the net earnings impact was under $1 million expense, $1 million expense, and $1 million expense in quarters one, two and three, respectively. There was no impact to diluted EPS in these quarters. The net earnings impact in the fourth quarter of 2001 was $24 million income ($.08 per diluted share).