Form 10-K/A, Exhibit 13
period 2002-05-26
GENERAL MILLS INC
filed 2003-07-30
CIK 40704

                                                                      EXHIBIT 13

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

     General Mills is a global consumer foods company. We compete in markets around the world by developing differentiated food products that consumers recognize as superior to alternative offerings. We market our value-added products under unique brand names, and build the equity of those brands with strong consumer-directed advertising and innovative merchandising. We believe this brand-building strategy is the key to winning and sustaining market share leadership. With the addition of the Pillsbury businesses, we have expanded our portfolio of leading consumer brands. We believe that this portfolio will generate superior financial returns for our shareholders over the long term.

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

CRITICAL ACCOUNTING POLICIES


     For a complete description of our significant accounting policies, please see Note One to the consolidated financial statements. Our critical accounting policies are those that have meaningful impact on the reporting of our financial condition and results, and that require significant management judgment and estimates. These policies include our accounting for (a) trade and consumer promotion activities; (b) asset impairments; and (c) income taxes.


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

NEW ACCOUNTING RULES ADOPTED

     In fiscal 2002, we adopted four new accounting policies, all required by new accounting standards. Each of these new rules is discussed in more detail in Note One (O) to the consolidated financial statements.

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

RESULTS OF OPERATIONS -- 2002 VS. 2001

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


     Cost of goods sold as a percent of sales rose from 52 percent in fiscal 2001 to 59 percent in fiscal 2002. About three-quarters of that increase was due to our new business structure, as discussed in the preceding paragraph. The remainder of the increase was largely due to reduced operating leverage. Reduced operating leverage is defined as decreased absorption of fixed operating costs as a result of lower volume levels.



     Our selling, general and administrative expense includes items which are associated with infrequently occurring events: (a) merger-related costs which relate to the planning and execution of the integration of Pillsbury including consulting, system conversions, relocation, training and communications amounting to $52 million in 2002 and $8 million in 2001; (b) insurance settlement income relating to a 1994 oats handling incident of $30 million in 2002 and $55 million in 2001; and (c) a special contribution of $30 million to the General Mills Foundation in 2002 to increase its net assets to an appropriate level following the acquisition of Pillsbury. Selling, general and administrative costs as a percent of sales were 26 percent and 25 percent in fiscal 2001 and 2002, respectively. The infrequently occurring items increased selling, general and administrative costs as a percent of sales by .7 percent in fiscal 2002, but had the effect of reducing selling, general and administrative costs as a percent of sales by .8 percent in fiscal 2001. The resulting year over year 1.5 percent increase in selling, general and administrative costs as a percent of sales was offset by other factors, which caused a reduction in selling, general and administrative costs as a percent of sales of 2.4 percent. Over half of that reduction was due to our new business structure, as discussed above. The remainder of that reduction was primarily due to the benefit of administrative cost synergies achieved in the second half of the year.



     Our fiscal 2002 results included restructuring and other exit costs of $134 million pretax, $84 million after tax, as discussed in more detail in Note Three to the consolidated financial statements. These costs were related to approved plans established to accomplish the integration of Pillsbury, and for severance costs and asset write-offs necessitated by the sale of our Toledo, Ohio, plant as required to obtain regulatory clearance for the acquisition of Pillsbury. We anticipate incurring additional costs under plans currently approved or expected to be approved within one year of the date of the acquisition. Our current estimate of this expense is approximately $50 million pretax.



     Our fiscal 2001 results included restructuring and other exit costs of $12 million pretax, $7 million after tax, associated with the decision to exit the Squeezit beverage business.

     Interest expense doubled due to the additional debt associated with the Pillsbury acquisition. Average diluted shares outstanding were 342 million in 2002, up 17 percent from 292 million in fiscal 2001 due to the additional shares issued to Diageo. Net earnings (including cumulative effect of change in accounting principle, as described in more detail in Note One (O) to the consolidated financial statements) were $458 million, down 31% from fiscal 2001. Diluted earnings per share were $1.34 compared to $2.28 in fiscal 2001.



U.S. RETAIL SEGMENT



     Our U.S. Retail segment includes Big G cereals, Meals, Pillsbury USA, Baking Products, Snacks, Yoplait-Colombo and Small Planet Foods. Net sales for these operations totaled $6.14 billion in fiscal 2002, compared to $4.79 billion in fiscal 2001. Operating profits totaled $1.07 billion, up 1 percent from the prior year. Comparable unit volume was 1 percent below the prior year, primarily due to the disruption caused by our sales force integration, as well as a reduced level of new products and promotional activity during the integration period. Volume gains in Yoplait-Colombo, Snacks and Pillsbury USA were more than offset by declines in Big G cereals, Meals and Baking Products.


BAKERIES AND FOODSERVICE SEGMENT


     Our Bakeries and Foodservice business includes sales to wholesale and retail bakeries, foodservice distributors, convenience stores, vending and foodservice operators. Net sales for our Bakeries and Foodservice operations reached $1.03 billion in fiscal 2002 compared to $397 million in fiscal 2001, and operating profits rose 60 percent to $146 million, reflecting the incremental contribution from Pillsbury's operations and good growth in General Mills' foodservice business. Comparable unit volume was essentially unchanged, reflecting overall weak foodservice industry trends and lower results for our in-store retail bakery segment.


INTERNATIONAL SEGMENT


     Our International operations include our business in Canada, as well as our consolidated operations in Europe, Asia and Latin America. With the addition of Pillsbury's international businesses, net sales for our International operations totaled $778 million in fiscal 2002 compared to $263 million in 2001. Operating profits grew to $45 million, more than double last year's $17 million total. Comparable unit volume rose 4 percent for the year, driven by good growth in Canada, Europe and Asia.


PENSION ACCOUNTING

     In fiscal 2002, we recorded net pension and postretirement income of $60 million compared to $66 million in 2001. As noted in Note Fourteen to the consolidated financial statements, key assumptions which determine this income include the discount rate and expected rate of return on plan assets.

     Our discount rate assumption is determined annually based on the interest rate for long-term high-quality corporate bonds. The discount rate used to determine the pension and other postretirement obligations as of the balance sheet date is the rate in effect as of that measurement date. That same discount rate is also used to determine pension and other postretirement income or expense for the following fiscal year. The discount rates used in our pension and other postretirement assumptions were 8.25% for the obligation as of May 28, 2000 and for our fiscal 2001 income and expense estimate, 7.75% for the obligation as of May 27, 2001 and for our fiscal 2002 income and expense estimate, and 7.50% for the obligation as of May 26, 2002 and for our fiscal 2003 income and expense estimate.

     Our expected rate of return on plan assets is determined by our asset allocation, our historical long-term investment performance, and our estimate of long-term return expectations by asset class using input from our actuaries, several consultants and economists as well as long-term inflation assumptions. For fiscal 2001 and 2002, we assumed a rate of return of 10.4% on our pension plan assets and 10.0% on our other postretirement plan assets.

     In addition to our assumptions about the discount rate and the expected rate of return on plan assets, we base our determination of pension expense or income on a market-related valuation of assets which reduces year-to-year volatility in accordance with SFAS No. 87, "Employers' Accounting for Pensions". This market-related valuation recognizes investment gains or losses over a five-year period from the year in which they occur. Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return based on the market-related value of assets. Since the market-related value of assets recognizes gains or losses over a five-year period, the future value of assets will be impacted as previously deferred gains or losses are recorded. As of May 26, 2002, we had cumulative losses of approximately $334 million which remain to be recognized in the calculation of the market-related value of assets on our pension plans, and $154 million on our postretirement plans. These unrecognized net actuarial losses could result in decreases in our future pension income depending on several factors, including whether such losses at each measurement date exceed the corridor in accordance with SFAS No. 87. As of May 26, 2002, the losses did not exceed the corridor.

     For our fiscal 2003 pension and other postretirement income and expense estimate, we have reduced the discount rate to 7.50%, based on interest rates as of May 26, 2002. Based on this discount rate, the expected rate of return on assets (10.4% for pension plan assets and 10.0% for other postretirement plan assets), and various other assumptions, we estimate that our net pension and postretirement income, exclusive of curtailments, if any, will approximate $48 million in fiscal 2003. Actual future net pension and postretirement income will depend on future investment performance, changes in future discount rates and various other factors related to the populations participating in our pension and postretirement plans.

     Lowering the expected long-term rate of return on assets by 50 basis points would reduce our net pension and postretirement income for fiscal 2003 by approximately $16 million. Lowering the discount rate by 50 basis points would decrease our net pension and postretirement income for fiscal 2003 by approximately $7 million.

     Our pension plans were overfunded by $571 million as of May 26, 2002. Based on our actuarial assumptions, we will not be required to make any cash contributions to our plans for at least the next three years, and we made contributions of $7 million in 2002 and $11 million in 2001. Our other postretirement benefit plans were underfunded by $378 million. Based on our actuarial assumptions, we expect to make cash contributions of approximately $30 million for each of the next three years, which compares to actual cash contributions of $29 million in 2002 and $28 million in 2001.

CORPORATE ITEMS


     Interest expense roughly doubled in fiscal 2002 to $416 million, as we incurred additional debt related to our Pillsbury acquisition and our repurchase of 55 million shares from Diageo. We have entered into interest rate swap contracts to lock in our interest rate on floating-rate debt. These contracts total a net $3.5 billion in notional amount and convert floating-rate debt to an average fixed rate of approximately 6 percent with maturities averaging three years. Because the Pillsbury acquisition was delayed from its anticipated closing, and because interest rates declined during that period, we have incurred approximately $435 million unrealized pretax losses from these interest rate swap contracts classified as cash flow hedges. These losses were recorded in Accumulated Other Comprehensive Income and are being reclassified into interest expense over the life of the hedges. Taking into account the effect of these interest rate swaps, the average interest rate on our total debt is approximately 6 1/2 percent. For fiscal 2003, we estimate our interest expense will be approximately $600 million. Our effective tax rate in fiscal 2002 was 36 percent. We expect our tax rate for fiscal 2003 to be a maximum of 35 1/2 percent, and we may be able to reduce it further during the year.


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

FISCAL 2001 RESULTS VS. 2000


     In fiscal 2001, net sales grew 5 percent to $5.45 billion. Earnings after tax grew 8 percent to $665 million. Diluted earnings per share comparable for goodwill grew 14 percent to $2.35, up from $2.07 in fiscal 2000. Net earnings per diluted share as reported were $2.28 vs. $2.00 in fiscal 2000.



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



     Fiscal 2000 earnings after tax grew 15 percent to $614 million, compared to $535 million for fiscal 1999. Net earnings per diluted share comparable for goodwill grew to $2.07 from $1.75. Net earnings per diluted share as reported increased to $2.00 from $1.70 in fiscal 1999. Net sales grew 7 percent to reach $5.2 billion.


     It is our view that changes in the general rate of inflation have not had a significant effect on profitability over the three most recent years. We attempt to minimize the effects of inflation through appropriate planning and operating practices. Our market risk management practices are discussed later in this section.

CASH FLOWS


     Sources and uses of cash in the past three years are shown in the following table. Over the most recent three-year period, General Mills' operations have generated $2.4 billion in cash. In 2002, cash flow from operations totaled $916 million. That was up from the previous year due to: (1) a $32 million increase in earnings before depreciation, amortization, restructuring and other exit costs, including the change in deferred income taxes, (2) the receipt of $55 million of insurance settlement proceeds, and (3) a $110 million decrease in the use of working capital, partially offset by components of our earnings which did not generate operating cash flows: pension income (up $26 million) and joint venture earnings (up $36 million).


                           CASH FLOW FROM OPERATIONS
                             (DOLLARS IN MILLIONS)

                                  [BAR CHART]

 98   805   99   713   00   725   01   740   02   916

                                  CASH SOURCES
                                     (USES)

                                                                   FISCAL YEAR
                                                             -----------------------
                                                              2002     2001    2000
                                                             -------   -----   -----
                                                                  (IN MILLIONS)
From continuing operations.................................  $   916   $ 740   $ 725
From discontinued operations...............................       (3)     (3)     (3)
Fixed assets, net..........................................     (485)   (306)   (262)
Investments in businesses, intangibles and affiliates,
  net......................................................   (3,688)    (96)   (295)
Change in marketable securities............................       24     (28)     (6)
Proceeds from disposition of businesses....................      939      --      --
Other investments, net.....................................      (61)    (30)     (1)
Increase in outstanding debt, net..........................    5,746     183     956
Proceeds from minority investors...........................      150      --      --
Common stock issued........................................      139     107      76
Treasury stock purchases...................................   (2,436)   (226)   (820)
Dividends paid.............................................     (358)   (312)   (329)
Other......................................................       28      10     (20)
                                                             -------   -----   -----
Increase in Cash and Cash Equivalents......................  $   911   $  39   $  21
                                                             =======   =====   =====

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


     In order to obtain regulatory clearance for the acquisition of Pillsbury, we arranged to divest certain businesses as described more fully in Note Two to the consolidated financial statements. In addition, Nestle USA exercised its right, triggered by the change of ownership of Pillsbury, to purchase our stake in a joint venture. Net cash proceeds from these dispositions of $939 million were used to reduce our debt level.



     Dividends in 2002 totaled $1.10 per share, a payout of 82 percent of diluted earnings per share. We intend to maintain the prevailing $1.10 annual dividend rate per share in fiscal 2003. We currently estimate that average diluted shares outstanding in fiscal 2003 will increase to 382 million.


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

                              TOTAL CAPITALIZATION
                   (AT FISCAL YEAR-END, DOLLARS IN BILLIONS)

                                  [BAR CHART]

                                                                              ADJUSTED DEBT
                                                 MARKET VALUE OF EQUITY   PLUS MINORITY INTEREST
                                                 ----------------------   ----------------------
2000...........................................           11.7                     3.5
2001...........................................           12.0                     3.6
2002...........................................           16.6                     9.1

                               CAPITAL STRUCTURE

                                                              MAY 26,   MAY 27,
                                                               2002      2001
                                                              -------   -------
                                                                (IN MILLIONS)
Notes payable...............................................  $ 3,600   $  858
Current portion of long-term debt...........................      248      349
Long-term debt..............................................    5,591    2,221
Deferred income taxes -- tax leases.........................       71       74
                                                              -------   ------
Total debt..................................................    9,510    3,502
Debt adjustments:
  Leases -- debt equivalent.................................      423      266
  Certain cash and cash equivalents.........................     (894)      --
  Marketable investments, at cost...........................     (135)    (143)
                                                              -------   ------
Adjusted debt...............................................    8,904    3,625
Minority interest...........................................      153       --
                                                              -------   ------
Adjusted debt plus minority interest........................    9,057    3,625
Stockholders' equity........................................    3,576       52
                                                              -------   ------
Total Capital...............................................  $12,633   $3,677
                                                              =======   ======

     On October 31, 2001, when we acquired Pillsbury, the associated debt we took on was $3.83 billion, of which all but $0.2 billion was short term. In February 2002, we issued $3.5 billion in five- and 10-year bonds, replacing a portion of that short-term debt. As discussed earlier, we have entered into interest rate swap contracts to lock in our interest rate on our floating-rate debt. Combined, nearly 90 percent of our debt is now fixed rate. We consider our leases and deferred income taxes related to tax leases as part of our debt structure, and both are fixed-rate obligations. The next table, when reviewed in conjunction with the capital structure table, shows the composition of our debt structure including the impact of using derivative instruments.

                                 DEBT STRUCTURE

                                                        MAY 26, 2002    MAY 27, 2001
                                                        -------------   ------------
                                                               (IN MILLIONS)
Floating-rate.........................................  $  602     7%   $1,974   55%
Fixed-rate............................................   7,961    88%    1,311   36%
Leases -- debt equivalent.............................     423     4%      266    7%
Deferred income taxes -- tax leases...................      71     1%       74    2%
                                                        ------   ----   ------   ---
Adjusted Debt plus Minority Interest..................  $9,057   100%   $3,625   100%
                                                        ======   ====   ======   ===

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

                          COMMITTED CREDIT FACILITIES

                                                              AMOUNT        EXPIRATION
                                                           -------------    ----------
Core Facilities..........................................  $1.05 billion   January 2003
                                                           $1.05 billion   January 2006
Bridge Facility..........................................  $1.90 billion   October 2002
                                                           -------------
Total Credit Lines.......................................  $4.00 billion
                                                           =============


     We believe that two important measures of financial strength are the ratios of fixed charge coverage and cash flow to debt. With the increased debt associated with our acquisition, our fixed charge coverage in fiscal 2002 was
2.5 times compared to 5.3 times in fiscal 2001, and cash flow to debt was 10 percent compared to 24 percent in 2001. We do not expect to pay down any significant amount of debt in 2003. However, given the cash generating nature of our business, we expect that stronger cash flow over the following years will allow us to reduce our debt and significantly strengthen our ratios. Our goal is to return to a mid single-A rating for our long-term debt, and to the top tier short-term rating, where we were prior to our announcement of the Pillsbury acquisition.


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


     In fiscal 2002, we sold a minority interest in a subsidiary to a third-party investor for $150 million and we used the net proceeds to refinance some of our short-term debt. This subsidiary holds some of our manufacturing assets and trademarks. All assets, liabilities and results of operations of the subsidiary are reflected in our financial statements, and the third party's investment is reflected as minority interest on our balance sheet. We did not have any preferred distribution obligations to the third-party investor in fiscal 2002. We may sell additional minority interests, as this structure may provide favorable financing terms, be viewed more positively by the rating agencies and generate tax efficiencies. Subsequent to fiscal year end, we sold a minority interest in another subsidiary for $150 million. For more information on these minority interests, refer to Note Nine to the consolidated financial statements.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

                        LONG-TERM FINANCIAL OBLIGATIONS

                                             LESS THAN
PAYMENTS DUE BY PERIOD              TOTAL     1 YEAR     1-3 YEARS   4-5 YEARS   AFTER 5 YEARS
----------------------              ------   ---------   ---------   ---------   -------------
                                                          (IN MILLIONS)
Long-term debt, including current
  maturities......................  $5,839     $248        $329       $1,590        $3,672
Operating leases..................     287       59          79           53            96
                                    ------     ----        ----       ------        ------
  Total...........................  $6,126     $307        $408       $1,643        $3,768
                                    ======     ====        ====       ======        ======

     Our other commercial commitments as of May 26, 2002, include:

     - Guarantees of approximately $212 million of debt and other obligations of unconsolidated affiliates, primarily CPW and SVE.

     - Commitments for the purchase of goods, services and equipment to be used in the production of our products for approximately $500 million with terms up to three years. These commitments do not exceed projected requirements over the related terms and are in the normal course of business.

     We are contingently liable for the payment of up to $395 million to Diageo, depending on the General Mills stock price during the 20-day period preceding April 30, 2003.

     We expect these commitments will be fully covered by normal operating cash flow including, with respect to the guarantees of unconsolidated affiliates, the operating cash flow of the affiliates. In addition, as of May 26, 2002, we had $975 million of cash and cash equivalents.

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

     Interest Rates -- We manage our debt structure and our interest rate risk through the use of fixed-and floating-rate debt, and through the use of derivatives. We use interest rate swaps to hedge our exposure to interest rate changes, and also to lower our financing costs. Generally under these swaps, we agree with a counterparty to exchange the difference between fixed-rate and floating-rate interest amounts based on an agreed notional principal amount. Our primary exposure is to U.S. interest rates. As of May 26, 2002, we had $9.506 billion of agreed notional principal amounts (the principal amount on which the fixed or floating interest rate is calculated) outstanding.

     Foreign Currency Rates -- Foreign currency fluctuations can affect our net investments and earnings denominated in foreign currencies. We primarily use foreign currency forward contracts and option contracts to selectively hedge our cash flow exposure to changes in exchange rates. These contracts function as hedges, since they change in value inversely to the change created in the underlying exposure as foreign exchange rates fluctuate. Our primary exchange rate exposure is with the Canadian dollar, the euro, the Japanese yen and the British pound against the U.S. dollar.

     Commodities -- Certain ingredients used in our products are exposed to commodity price changes. We manage this risk through an integrated set of financial instruments, including purchase orders, noncancelable contracts, futures contracts, futures options and swaps. Our primary commodity price exposures are to cereal grains, sugar, vegetables, fruits, other agricultural products, vegetable oils, packaging materials and energy costs.

     Value at Risk -- These estimates are intended to measure the maximum potential fair value General Mills could lose in one day from adverse changes in market interest rates, foreign exchange rates or commodity prices, under normal market conditions. A Monte Carlo (VAR) methodology was used to quantify the market risk for our exposures. The models assumed normal market conditions and used a 95 percent confidence level.

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

                                                           FAIR VALUE IMPACT
                                        -------------------------------------------------------
                                        AT MAY 26, 2002   AVERAGE DURING 2002   AT MAY 27, 2001
                                        ---------------   -------------------   ---------------
                                                             (IN MILLIONS)
Interest rate instruments.............        $39                 $36                 $28
Foreign currency instruments..........          1                   1                   1
Commodity instruments.................          1                   1                   1
                                              ===                 ===                 ===

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

                            GENERAL MILLS, INC. 2002

                           SIX-YEAR FINANCIAL SUMMARY


                                MAY 26, 2002   MAY 27, 2001   MAY 28, 2000   MAY 30, 1999   MAY 31, 1998   MAY 25, 1997
                                ------------   ------------   ------------   ------------   ------------   ------------
                                                         (IN MILLIONS, EXCEPT PER SHARE DATA)
FINANCIAL RESULTS
Earnings per share -- basic...    $  1.38        $  2.34        $  2.05        $  1.74        $  1.33           1.41
Earnings per
  share -- diluted............       1.34           2.28           2.00           1.70           1.30           1.38
Dividends per share...........       1.10           1.10           1.10           1.08           1.06           1.02
Return on average total
  capital.....................        9.1%          23.6%          24.4%          23.7%          20.0%          23.3%
Net sales.....................      7,949          5,450          5,173          4,834          4,736          4,398
Costs and expenses:
  Cost of sales...............      4,771          2,841          2,698          2,593          2,538          2,475
  Selling, general and
     administrative...........      1,961          1,393          1,376          1,223          1,240          1,064
  Interest, net...............        416            206            152            119            117            101
  Restructuring and other exit
     costs....................        134             12             --             41            164             --
  SFAS No. 121 adoption.......         --             --             --             --             --             48
Earnings before taxes and
  earnings (losses) of joint
  ventures....................        667            998            947            858            677            710
Income taxes..................        239            350            336            308            246            259
Earnings (losses) of joint
  ventures....................         33             17              3            (15)            (9)            (6)
Earnings before accounting
  changes.....................        461            665            614            535            422            445
Accounting changes............         (3)            --             --             --             --             --
Earnings including accounting
  changes.....................        458            665            614            535            422            445
Earnings as a % of sales......        5.8%          12.2%          11.9%          11.1%           8.9%          10.1%
Average common shares:
  Basic.......................        331            284            299            306            316            316
  Diluted.....................        342            292            307            315            325            323
                                  -------        -------        -------        -------        -------        -------
FINANCIAL POSITION
Total assets..................     16,540          5,091          4,574          4,141          3,861          3,902
Land, buildings and equipment,
  net.........................      2,764          1,501          1,405          1,295          1,186          1,279
Working capital at year-end...     (2,310)          (801)        (1,339)          (598)          (408)          (281)
Long-term debt, excluding
  current portion.............      5,591          2,221          1,760          1,702          1,640          1,530
Stockholders' equity..........      3,576             52           (289)           164            190            495
                                  -------        -------        -------        -------        -------        -------
OTHER STATISTICS
Total dividends...............        358            312            329            331            336            321
Purchases of land, buildings
  and equipment...............        506            307            268            281            184            163
Research and development......        131             83             77             70             66             61
Advertising media
  expenditures................        489            358            361            348            366            306

                                MAY 26, 2002   MAY 27, 2001   MAY 28, 2000   MAY 30, 1999   MAY 31, 1998   MAY 25, 1997
                                ------------   ------------   ------------   ------------   ------------   ------------
                                                         (IN MILLIONS, EXCEPT PER SHARE DATA)
Wages, salaries and employee
  benefits....................      1,105            666            644            636            608            564
Number of employees
  (actual)....................     29,859         11,001         11,077         10,664         10,228         10,200
                                  -------        -------        -------        -------        -------        -------


Common stock price:
  High for year...............      52.86          46.35          43.94          42.34          39.13          34.38
  Low for year................      41.61          31.38          29.38          29.59          30.00          26.00
  Year-end....................      45.10          42.20          41.00          40.19          34.13          32.13


---------------


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

                                          /s/ KPMG LLP

Minneapolis, Minnesota
June 24, 2002

                            GENERAL MILLS, INC. 2002

                      CONSOLIDATED STATEMENTS OF EARNINGS


                                                                   FISCAL YEAR ENDED
                                                              ---------------------------
                                                              MAY 26,   MAY 27,   MAY 28,
                                                               2002      2001      2000
                                                              -------   -------   -------
                                                                     (IN MILLIONS,
                                                                EXCEPT PER SHARE DATA)
Net Sales...................................................  $7,949    $5,450    $5,173
Costs and Expenses:
  Cost of sales.............................................   4,771     2,841     2,698
  Selling, general and administrative.......................   1,961     1,393     1,376
  Interest, net.............................................     416       206       152
  Restructuring and other exit costs........................     134        12        --
                                                              ------    ------    ------
     Total Costs and Expenses...............................   7,282     4,452     4,226
                                                              ------    ------    ------
Earnings before Taxes and Earnings from Joint Ventures......     667       998       947
Income Taxes................................................     239       350       336
Earnings from Joint Ventures................................      33        17         3
                                                              ------    ------    ------
Earnings before Cumulative Effect of Change in Accounting
  Principle.................................................     461       665       614
Cumulative Effect of Change in Accounting Principle.........      (3)       --        --
                                                              ------    ------    ------
Net Earnings................................................  $  458    $  665    $  614
                                                              ======    ======    ======
Earnings per Share -- Basic:
  Earnings before cumulative effect of change in accounting
     principle..............................................  $ 1.39    $ 2.34    $ 2.05
  Cumulative effect of change in accounting principle.......    (.01)       --        --
                                                              ------    ------    ------
     Net Earnings per Share -- Basic........................  $ 1.38    $ 2.34    $ 2.05
                                                              ======    ======    ======
Average Number of Common Shares.............................     331       284       299
                                                              ======    ======    ======
Earnings per Share -- Diluted:
  Earnings before cumulative effect of change in accounting
     principle..............................................  $ 1.35    $ 2.28    $ 2.00
  Cumulative effect of change in accounting principle.......    (.01)       --        --
                                                              ------    ------    ------
     Net Earnings per Share -- Diluted......................  $ 1.34    $ 2.28    $ 2.00
                                                              ======    ======    ======
Average Number of Common Shares -- Assuming Dilution........     342       292       307
                                                              ======    ======    ======


          See accompanying notes to consolidated financial statements.

                            GENERAL MILLS, INC. 2002

                          CONSOLIDATED BALANCE SHEETS

                                                              MAY 26,   MAY 27,
                                                               2002      2001
                                                              -------   -------
                                                                (IN MILLIONS)
                                    ASSETS

Current Assets:
  Cash and cash equivalents.................................  $   975   $   64
  Receivables, less allowance for doubtful accounts of $21
     in 2002 and $6 in 2001.................................    1,010      664
  Inventories...............................................    1,055      519
  Prepaid expenses and other current assets.................      156       99
  Deferred income taxes.....................................      241       62
                                                              -------   ------
     Total Current Assets...................................    3,437    1,408
Land, Buildings and Equipment at cost, net..................    2,764    1,501
Goodwill....................................................    8,473      804
Other Intangible Assets.....................................       90       66
Other Assets................................................    1,776    1,312
                                                              -------   ------
     Total Assets...........................................  $16,540   $5,091
                                                              =======   ======

                            LIABILITIES AND EQUITY
Current Liabilities:
  Accounts payable..........................................  $ 1,217   $  619
  Current portion of long-term debt.........................      248      349
  Notes payable.............................................    3,600      858
  Other current liabilities.................................      682      383
                                                              -------   ------
     Total Current Liabilities..............................    5,747    2,209
Long-term Debt..............................................    5,591    2,221
Deferred Income Taxes.......................................      336      349
Deferred Income Taxes -- Tax Leases.........................       71       74
Other Liabilities...........................................    1,066      186
                                                              -------   ------
     Total Liabilities......................................   12,811    5,039
                                                              -------   ------
Minority Interest...........................................      153       --
Stockholders' Equity:
  Cumulative preference stock, none issued..................       --       --
  Common stock, 502 shares issued in 2002 and 408 shares
     issued in 2001.........................................    5,733      745
  Retained earnings.........................................    2,568    2,468
  Less common stock in treasury, at cost, 135 shares in 2002
     and 123 shares in 2001.................................   (4,292)  (3,014)
  Unearned compensation.....................................      (57)     (54)
  Accumulated other comprehensive income....................     (376)     (93)
                                                              -------   ------
     Total Stockholders' Equity.............................    3,576       52
                                                              -------   ------
     Total Liabilities and Equity...........................  $16,540   $5,091
                                                              =======   ======

          See accompanying notes to consolidated financial statements.

                            GENERAL MILLS, INC. 2002

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                   FISCAL YEAR ENDED
                                                              ---------------------------
                                                              MAY 26,   MAY 27,   MAY 28,
                                                               2002      2001      2000
                                                              -------   -------   -------
                                                                     (IN MILLIONS)
Cash Flows -- Operating Activities:
  Net earnings..............................................  $   458    $ 665     $ 614
  Adjustments to reconcile net earnings to cash flow:
     Depreciation and amortization..........................      296      223       209
     Deferred income taxes..................................       93       49        44
     Changes in current assets and liabilities, excluding
      effects from businesses acquired......................       37      (73)     (126)
     Tax benefit on exercised options.......................       46       33        34
     Cumulative effect of change in accounting principle....        3       --        --
     Pension and other postretirement activity..............     (105)    (102)      (61)
     Restructuring and other exit costs.....................      134       12        --
     Other, net.............................................      (46)     (67)       11
                                                              -------    -----     -----
  Cash provided by continuing operations....................      916      740       725
  Cash used by discontinued operations......................       (3)      (3)       (3)
                                                              -------    -----     -----
          Net Cash Provided by Operating Activities.........      913      737       722
                                                              -------    -----     -----
Cash Flows -- Investment Activities:
  Purchases of land, buildings and equipment................     (506)    (307)     (268)
  Investments in businesses, intangibles and affiliates, net
     of investment returns and dividends....................   (3,688)     (96)     (295)
  Purchases of marketable securities........................      (46)     (98)      (18)
  Proceeds from sale of marketable securities...............       70       70        12
  Proceeds from disposal of land, buildings and equipment...       21        1         6
  Proceeds from disposition of businesses...................      939       --        --
  Other, net................................................      (61)     (30)       (1)
                                                              -------    -----     -----
          Net Cash Used by Investment Activities............   (3,271)    (460)     (564)
                                                              -------    -----     -----
Cash Flows -- Financing Activities:
  Change in notes payable...................................    2,688      295       566
  Issuance of long-term debt................................    3,485      296       501
  Payment of long-term debt.................................     (427)    (408)     (111)
  Proceeds from minority investors..........................      150       --        --
  Common stock issued.......................................      139      107        76
  Purchases of common stock for treasury....................   (2,436)    (226)     (820)
  Dividends paid............................................     (358)    (312)     (329)
  Other, net................................................       28       10       (20)
                                                              -------    -----     -----
          Net Cash Provided (Used) by Financing
             Activities.....................................    3,269     (238)     (137)
                                                              -------    -----     -----
Increase in Cash and Cash Equivalents.......................      911       39        21
Cash and Cash Equivalents -- Beginning of Year..............       64       25         4
                                                              -------    -----     -----
Cash and Cash Equivalents -- End of Year....................  $   975    $  64     $  25
                                                              =======    =====     =====
Cash Flows from Changes in Current Assets and Liabilities,
  Excluding Effects from Businesses Acquired:
  Receivables...............................................  $   265    $ (94)    $  11
  Inventories...............................................      (12)      (9)      (51)
  Prepaid expenses and other current assets.................       12      (17)       (5)
  Accounts payable..........................................      (90)       7       (50)
  Other current liabilities.................................     (138)      40       (31)
                                                              -------    -----     -----
Changes in Current Assets and Liabilities...................  $    37    $ (73)    $(126)
                                                              =======    =====     =====


          See accompanying notes to consolidated financial statements

                            GENERAL MILLS, INC. 2002

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                              $.10 PAR VALUE COMMON STOCK
                                            (ONE BILLION SHARES AUTHORIZED)
                                           ----------------------------------                              ACCUMULATED
                                               ISSUED            TREASURY                                     OTHER
                                           ---------------   ----------------   RETAINED     UNEARNED     COMPREHENSIVE
                                           SHARES   AMOUNT   SHARES   AMOUNT    EARNINGS   COMPENSATION      INCOME        TOTAL
                                           ------   ------   ------   -------   --------   ------------   -------------   -------
                                                                    (IN MILLIONS, EXCEPT PER SHARE DATA)
BALANCE AT MAY 30, 1999..................   408     $ 658     (104)   $(2,195)   $1,828        $(69)          $ (57)      $   165
                                            ===     ======    ====    =======    ======        ====           =====       =======
Comprehensive Income:
  Net earnings...........................                                           614                                       614
  Other comprehensive income, net of tax:
    Unrealized losses on securities......                                                                        (8)           (8)
    Foreign currency translation.........                                                                       (22)          (22)
    Minimum pension liability
      adjustment.........................                                                                         1             1
                                            ---     ------    ----    -------    ------        ----           -----       -------
  Other comprehensive income.............                                                                       (29)          (29)
                                                                                                              -----       -------
Total comprehensive income...............                                                                                     585
                                            ---     ------    ----    -------    ------        ----           -----       -------
Cash dividends declared ($1.10 per
  share), net of income taxes of $1......                                          (328)                                     (328)
Stock compensation plans (includes income
  tax benefits of $39)...................    --        25        4        101                                                 126
Shares purchased.........................                      (23)      (848)                                               (848)
Put and call option premiums/settlements,
  net....................................    --        (2)      --          7                                                   5
Unearned compensation related to
  restricted stock awards................                                                       (13)                          (13)
Earned compensation and other............                                                        19                            19
                                            ---     ------    ----    -------    ------        ----           -----       -------
BALANCE AT MAY 28, 2000..................   408     $ 681     (123)   $(2,935)   $2,114        $(63)          $ (86)      $  (289)
                                            ===     ======    ====    =======    ======        ====           =====       =======
Comprehensive Income:
  Net earnings...........................                                           665                                       665
  Other comprehensive income, net of tax:
    Unrealized losses on securities......                                                                         5             5
    Foreign currency translation.........                                                                        (7)           (7)
    Minimum pension liability
      adjustment.........................                                                                        (5)           (5)
                                            ---     ------    ----    -------    ------        ----           -----       -------
  Other comprehensive income.............                                                                        (7)           (7)
                                                                                                              -----       -------
Total comprehensive income...............                                                                                     658
                                            ---     ------    ----    -------    ------        ----           -----       -------
Cash dividends declared ($1.10 per
  share), net of income taxes of $1......                                          (311)                                     (311)
Stock compensation plans (includes income
  tax benefits of $38)...................    --        34        5        124                                                 158
Shares purchased.........................                       (5)      (198)                                               (198)
Put and call option premiums/settlements,
  net....................................    --        30       --         (5)                                                 25
Unearned compensation related to
  restricted stock awards................                                                       (13)                          (13)
Earned compensation and other............                                                        22                            22
                                            ---     ------    ----    -------    ------        ----           -----       -------
BALANCE AT MAY 27, 2001..................   408     $ 745     (123)   $(3,014)   $2,468        $(54)          $ (93)      $    52
                                            ===     ======    ====    =======    ======        ====           =====       =======
Comprehensive Income:
  Net earnings...........................                                           458                                       458
  Other comprehensive income, net of tax:
    Cumulative effect of adopting SFAS
      No. 133............................                                                                      (158)         (158)
    Unrealized losses on hedge
      derivatives........................                                                                      (114)         (114)
    Unrealized losses on securities......                                                                       (11)          (11)
    Foreign currency translation.........                                                                        (4)           (4)
    Minimum pension liability
      adjustment.........................                                                                         4             4
                                            ---     ------    ----    -------    ------        ----           -----       -------
  Other comprehensive income.............                                                                      (283)         (283)
                                                                                                              -----       -------
Total comprehensive income...............                                                                                     175
                                            ---     ------    ----    -------    ------        ----           -----       -------
Cash dividends declared ($1.10 per
  share), net of income taxes of $1......                                          (358)                                     (358)
Shares issued for acquisition............    94     4,902       40        992                                               5,894
Shares repurchased from Diageo...........                      (55)    (2,318)                                             (2,318)
Stock compensation plans (includes income
  tax benefits of $53)...................    --        46        6        176                                                 222
Shares purchased.........................                       (3)      (119)                                               (119)
Put and call option premiums/settlements,
  net....................................    --        40       --         (9)                                                 31
Unearned compensation related to
  restricted stock awards................                                                       (29)                          (29)
Earned compensation and other............                                                        26                            26
                                            ---     ------    ----    -------    ------        ----           -----       -------
BALANCE AT MAY 26, 2002..................   502     $5,733    (135)   $(4,292)   $2,568        $(57)          $(376)      $ 3,576
                                            ===     ======    ====    =======    ======        ====           =====       =======

          See accompanying notes to consolidated financial statements.

                              GENERAL MILLS, INC.

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

     (A) Principles of Consolidation -- Our consolidated financial statements include parent company operations and majority-owned subsidiaries as well as General Mills' investment in and share of net earnings or losses of 20- to 50-percent-owned companies, which are recorded on an equity basis.

     Our fiscal year ends on the last Sunday in May. Years 2002, 2001 and 2000 each consisted of 52 weeks. Our wholly owned international operations, with the exception of Canada and our export operations, are reported for the 12 calendar months ending April 30. The results of the acquired Pillsbury operations are reflected in our financial results from Nov. 1, 2001.

     (B) Land, Buildings, Equipment and Depreciation -- Buildings and equipment are depreciated over estimated useful lives, primarily using the straight-line method. Buildings are usually depreciated over 40 to 50 years, and equipment is depreciated over three to 15 years. Depreciation charges for 2002, 2001 and 2000 were $283 million, $194 million and $183 million, respectively. Accelerated depreciation methods generally are used for income tax purposes. When an item is sold or retired, the accounts are relieved of its cost and related accumulated depreciation; the resulting gains and losses, if any, are recognized.

     (C) Inventories -- Inventories are valued at the lower of cost or market. We generally use the LIFO method of valuing inventory because we believe that it is a better match with current revenues. However, FIFO is used for most foreign operations, where LIFO is not recognized for income tax purposes and the operations often lack the staff to handle LIFO complexities accurately.

     (D) Intangible Assets -- Goodwill represents the difference between the purchase prices of acquired companies and the related fair values of net assets acquired and accounted for by the purchase method of accounting. On May 28, 2001, we adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Intangible Assets." This Statement eliminates the amortization of goodwill and instead requires that goodwill be tested annually for impairment. See Note One (O) for the effects of this adoption. We capitalize the costs of software internally developed or externally purchased for internal use. The costs of patents, copyrights and other amortizable intangible assets are amortized evenly over their estimated useful lives.

     (E) Recoverability of Long-Lived Assets -- We review long-lived assets, including identifiable intangibles and goodwill, for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is deemed impaired and written down to its fair value if estimated related future cash flows are less than its carrying amount.

     (F) Foreign Currency Translation -- For most of our foreign operations, local currencies are considered the functional currency. Assets and liabilities are translated using exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates prevailing throughout the period. Translation effects are classified within Accumulated Other Comprehensive Income in Stockholders' Equity.

     (G) Financial Instruments -- See Note One (O) for a description of our adoption of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." See Note Seven for a description of our accounting policies related to financial instruments.

                              GENERAL MILLS, INC.

     (H) Revenue Recognition -- We recognize sales upon shipment to our customers consistent with sales terms. We generally do not allow a right of return. Reported sales are net of certain coupon and trade promotion costs. Coupons are expensed when distributed based on estimated redemptions. Trade promotions are expensed based on estimated participation and performance levels for offered programs.

     (I) Shipping and Handling -- Shipping and handling costs associated with internal movement of inventories are recorded as cost of sales and recognized when the related finished product is shipped to the customer. Shipping costs associated with the distribution of finished product to our customers are recorded as selling, general and administrative expense and recognized when the related finished product is shipped to the customer. The amount recorded in selling, general and administrative expense was $243 million, $161 million and $141 million in fiscal 2002, 2001 and 2000, respectively.

     (J) Research and Development -- All expenditures for research and development are charged against earnings in the year incurred. The charges for 2002, 2001 and 2000 were $131 million, $83 million and $77 million, respectively.

     (K) Advertising Costs -- Advertising expenses (including production and communication costs) for 2002, 2001 and 2000 were $489 million, $358 million and $361 million, respectively. Prepaid advertising costs (including syndication properties) of $36 million and $34 million were reported as assets at May 26, 2002, and May 27, 2001, respectively. We expense the production costs of advertising the first time that the advertising takes place.

     (L) Stock-Based Compensation -- We use the intrinsic value method for measuring the cost of compensation paid in Company common stock. This method defines our cost as the excess of the stock's market value at the time of the grant over the amount that the employee is required to pay. Our stock option plans require that the employee's payment (i.e., exercise price) be the market value as of the grant date.

     (M) Earnings per Share -- Basic Earnings per Share (EPS) is computed by dividing net earnings by the weighted average number of common shares outstanding. Diluted EPS includes the effect of all dilutive potential common shares (primarily related to outstanding in-the-money stock options).

     (N) Cash and Cash Equivalents -- We consider all investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents totaling $77 million are designated as collateral for certain derivative liabilities.

     (O) Accounting Rules Adopted -- On the first day of fiscal 2002, we adopted three new accounting rules. SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," requires all derivatives to be recorded at fair value on the balance sheet and establishes new accounting rules for hedging. We recorded the cumulative effect of adopting this accounting change, as follows:

                                                                          INCLUDED IN
                                                                          ACCUMULATED
                                                              INCLUDED       OTHER
                                                                 IN      COMPREHENSIVE
                                                              EARNINGS      INCOME
                                                              --------   -------------
                                                              (IN MILLIONS, EXCEPT PER
                                                                    SHARE DATA)
Pretax......................................................   $  (5)        $(251)
Income tax effects..........................................       2            93
                                                               -----         -----
  Total.....................................................   $  (3)         (158)
                                                               =====         =====
Per Diluted Share Net Earnings Effect.......................   $(.01)
                                                               =====

                              GENERAL MILLS, INC.

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

                                                             FISCAL YEAR ENDED
                                                 ------------------------------------------
                                                 MAY 26, 2002   MAY 27, 2001   MAY 28, 2000
                                                 ------------   ------------   ------------
                                                    (IN MILLIONS, EXCEPT PER SHARE DATA)
Reported Net Earnings:.........................     $ 458          $ 665          $ 614
  Add back goodwill amortization...............        --             22             21
                                                    -----          -----          -----
  Adjusted Net Earnings........................     $ 458          $ 687          $ 635
                                                    =====          =====          =====
Basic Earnings per Share:
  Reported EPS -- basic........................     $1.38          $2.34          $2.05
  Add back goodwill amortization...............        --            .08            .07
                                                    -----          -----          -----
  Adjusted Basic EPS...........................     $1.38          $2.42          $2.12
                                                    =====          =====          =====
Diluted Earnings per Share:
  Reported EPS -- diluted......................     $1.34          $2.28          $2.00
  Add back goodwill amortization...............        --            .07            .07
                                                    -----          -----          -----
  Adjusted Diluted EPS.........................     $1.34          $2.35          $2.07
                                                    =====          =====          =====

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

     (P) New Accounting Rules -- In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires that a single accounting model be used for long-lived assets to be disposed of by sale, and broadens the presentation of discontinued operations to include more disposal transactions. SFAS No. 144 is effective for us with the beginning of fiscal 2003. We do not expect the adoption of SFAS No. 144 to have a material impact on the Company's financial statements.

                              GENERAL MILLS, INC.

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

     Our preliminary estimate of the allocation of the purchase price as of May 26, 2002, was as follows:

                                                              (IN MILLIONS)
Current Assets..............................................     $ 1,258
Land, Buildings and Equipment...............................       1,103
Investments and Assets to be Sold...........................       1,006
Other Non-current Assets....................................         263
Deferred Tax Assets.........................................         111
Goodwill and Intangibles....................................       7,669
                                                                 -------
  Total Assets..............................................      11,410
                                                                 -------
Current Liabilities.........................................      (1,235)
Other Non-current Liabilities...............................        (451)
                                                                 -------
  Total Liabilities.........................................      (1,686)
                                                                 -------
Purchase Consideration......................................     $ 9,724
                                                                 =======

                              GENERAL MILLS, INC.

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

     In February 2002, we decided to close two Pillsbury facilities in order to utilize the operating capacity of the newly combined companies more fully. We closed the Geneva, Ill., plant, which produced frozen breakfast products; and the Anthony, Texas, production facility, which produced various Mexican food products. Our exit liabilities connected to these plant closures amount to $22 million and have been included in the purchase price allocation of Pillsbury. Approximately 370 employees were affected by these two plant closures. We do not anticipate any significant loss associated with the exit liabilities established pursuant to the acquisition.

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

                              GENERAL MILLS, INC.

     Actual results of acquired business operations are included in the consolidated statement of earnings for the period from Nov. 1, 2001 through May 26, 2002. The following unaudited pro forma information presents a summary of our consolidated results of operations and the acquired Pillsbury operations as if the acquisition had occurred on May 29, 2000.

                                                                     FISCAL YEAR ENDED
                                                              -------------------------------
                                                               MAY 26, 2002     MAY 27, 2001
                                                              --------------   --------------
                                                              (IN MILLIONS, EXCEPT PER SHARE
                                                                           DATA)
Net sales...................................................      $9,936           $10,089
Earnings before cumulative effect of change in accounting
  principle.................................................         495               849
Net earnings................................................         492               849
Earnings per Share -- Basic
  EPS before cumulative effect of change in accounting
     principle..............................................        1.36              2.34
  Net EPS -- Basic..........................................        1.35              2.34
Earnings per Share -- Diluted
  EPS before cumulative effect of change in accounting
     principle..............................................        1.32              2.29
  Net EPS -- Diluted........................................        1.31              2.29
                                                                  ======           =======

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

     Through fiscal 2001, the goodwill associated with the acquisitions made in fiscal 2000 was amortized over 40 years on a straight-line basis. As described in Note One (O), we adopted SFAS No. 142, which eliminated goodwill amortization at the beginning of fiscal 2002.


3.  RESTRUCTURING AND OTHER EXIT COSTS



     In fiscal 2002, we recorded restructuring and other exit costs totaling $134 million pretax expense, $84 million after tax, pursuant to approved plans related to the acquisition of Pillsbury. These costs consisted of $87 million pretax of cereal plant shutdown and reconfiguration charges, $38 million pretax of severance costs primarily related to sales organization and headquarters department realignment, and $9 million pretax of two flour mill restructuring/closing charges. The cereal reconfiguration charges were for severance costs and asset write-offs necessitated by the sale of our Toledo, Ohio, plant as required to obtain regulatory clearance for the acquisition of Pillsbury.

                              GENERAL MILLS, INC.

     These restructuring and other exit costs included severance costs related to 1,078 employees. These employees included all levels and a variety of areas within the Company, including management, supervisory, technical and production personnel. These costs also included the write-off of $52 million of cereal production assets and $6 million of flour production assets, primarily in our U.S. Retail segment. The carrying value of these assets was $58 million, net of amounts transferred to other facilities, and we expect to dispose of these assets within 12 months.



     In fiscal 2001, we made the decision to exit the Squeezit beverage business. The charge associated with this action, primarily noncash write-downs associated with asset disposals, totaled $12 million pretax, $7 million after tax. At May 26, 2002, there was no remaining reserve balance related to these exit costs.



     The analysis of our restructuring and other exit cost reserve activity is as follows:



                                                                  PENSION AND
                                                                 POSTRETIREMENT
                                                       ASSET      CURTAILMENT
                                         SEVERANCE   WRITE-OFF       COSTS        OTHER   TOTAL
                                         ---------   ---------   --------------   -----   -----
                                                             (IN MILLIONS)
Manufacturing/Distribution Streamlining
Reserve Balance at May 30, 1999........    $  3        $ 14             --        $ 27    $ 44
Amounts Utilized in 2000...............      (2)        (14)            --         (18)    (34)
                                           ----        ----           ----        ----    ----
Reserve Balance at May 28, 2000........       1          --             --           9      10
Amounts Utilized in 2001...............      --          --             --          (5)     (5)
                                           ----        ----           ----        ----    ----
Reserve Balance at May 27, 2001........       1          --             --           4       5
Amounts Utilized in 2002...............      --          (2)            --          (2)     (4)
                                           ----        ----           ----        ----    ----
Reserve Balance at May 26, 2002........    $  1        $ (2)            --        $  2    $  1

Squeezit Business Exit
2001 Charges...........................      --        $ 12             --          --    $ 12
Amounts Utilized in 2001...............      --          (8)            --          --      (8)
                                           ----        ----           ----        ----    ----
Reserve Balance at May 27, 2001........      --           4             --          --       4
2002 Charges, net of credits...........       4          (4)            --          --      --
Amounts Utilized in 2002...............      (4)         --             --          --      (4)
                                           ----        ----           ----        ----    ----
Reserve Balance at May 26, 2002........      --          --             --          --    $ --

Cereal Reconfiguration
2002 Charges...........................    $ 24        $ 52           $ 11          --    $ 87
Amounts Utilized in 2002...............      (3)         (5)           (11)         --     (19)
                                           ----        ----           ----        ----    ----
Reserve Balance at May 26, 2002........    $ 21        $ 47             --          --    $ 68

Flour Mills Consolidation
2002 Charges...........................    $  2        $  6             --        $  1    $  9
Amounts Utilized in 2002...............      --          --             --          (1)     (1)
                                           ----        ----           ----        ----    ----
Reserve Balance at May 26, 2002........    $  2        $  6             --          --    $  8

                              GENERAL MILLS, INC.

                                                                  PENSION AND
                                                                 POSTRETIREMENT
                                                       ASSET      CURTAILMENT
                                         SEVERANCE   WRITE-OFF       COSTS        OTHER   TOTAL
                                         ---------   ---------   --------------   -----   -----
                                                             (IN MILLIONS)
Sales and Headquarters Severance
2002 Charges...........................    $ 38          --             --          --    $ 38
Amounts Utilized in 2002...............      (8)         --             --          --      (8)
                                           ----        ----           ----        ----    ----
Reserve Balance at May 26, 2002........    $ 30          --             --          --    $ 30

Consolidated
Reserve Balance at May 30, 1999........    $  3        $ 14           $ --        $ 27    $ 44
Amounts Utilized in 2000...............      (2)        (14)            --         (18)    (34)
                                           ----        ----           ----        ----    ----
Reserve Balance at May 28, 2000........       1          --             --           9      10
2001 Charges...........................      --          12             --          --      12
Amounts Utilized in 2001...............      --          (8)            --          (5)    (13)
                                           ----        ----           ----        ----    ----
Reserve Balance at May 27, 2001........       1           4             --           4       9
2002 Charges, net of credits...........      68          54             11           1     134
Amounts Utilized in 2002...............     (15)         (7)           (11)         (3)    (36)
                                           ----        ----           ----        ----    ----
Reserve Balance at May 26, 2002........    $ 54        $ 51             --        $  2    $107



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

                              GENERAL MILLS, INC.

six months ended April 30, 2002. The SVE and 8th Continent information is consistent with our May year-end.

         COMBINED FINANCIAL INFORMATION -- JOINT VENTURES -- 100% BASIS

                                                                   FISCAL YEAR
                                                             ------------------------
                                                              2002     2001     2000
                                                             ------   ------   ------
                                                                  (IN MILLIONS)
Net Sales..................................................  $1,693   $1,468   $1,429
Gross Profit...............................................     755      664      619
Earnings (losses) before Taxes.............................      94       61       (4)
Earnings (losses) after Taxes..............................      78       48      (22)
                                                             ======   ======   ======

                                                              MAY 26, 2002   MAY 27, 2001
                                                              ------------   ------------
                                                                     (IN MILLIONS)
Current Assets..............................................      $587           $476
Noncurrent Assets...........................................       712            614
Current Liabilities.........................................       630            585
Noncurrent Liabilities......................................         9              2
                                                                  ====           ====

     Our proportionate share of joint venture sales was $777 million, $666 million and $652 million for 2002, 2001 and 2000, respectively.

                              GENERAL MILLS, INC.

5.  BALANCE SHEET INFORMATION

     The components of certain balance sheet accounts are as follows:

                                                              MAY 26, 2002   MAY 27, 2001
                                                              ------------   ------------
                                                                     (IN MILLIONS)
Land, Buildings and Equipment:
  Land......................................................    $    54        $    25
  Buildings.................................................      1,151            636
  Equipment.................................................      2,916          2,226
  Construction in progress..................................        497            292
                                                                -------        -------
     Total land, buildings and equipment....................      4,618          3,179
  Less accumulated depreciation.............................     (1,854)        (1,678)
                                                                -------        -------
     Net land, buildings and equipment......................    $ 2,764        $ 1,501
                                                                =======        =======
Goodwill:
  Total goodwill............................................    $ 8,559        $   892
  Less accumulated amortization.............................        (86)           (88)
                                                                -------        -------
     Goodwill...............................................    $ 8,473        $   804
                                                                =======        =======
Intangible Assets:
  Intangible assets, primarily capitalized software.........    $   129        $    93
  Less accumulated amortization.............................        (39)           (27)
                                                                -------        -------
     Intangible assets......................................    $    90        $    66
                                                                =======        =======
Other Assets:
  Prepaid pension...........................................    $ 1,001        $   677
  Marketable securities, at market..........................        160            187
  Investments in and advances to affiliates.................        320            214
  Miscellaneous.............................................        295            234
                                                                -------        -------
     Total other assets.....................................    $ 1,776        $ 1,312
                                                                =======        =======

     The changes in the carrying amount of goodwill for the fiscal year ended May 26, 2002, are as follows:

                                                                                 PILLSBURY
                                                                                UNALLOCATED
                                                                                  EXCESS
                                     BAKERIES AND                                PURCHASE
                       U.S. RETAIL   FOODSERVICE    INTERNATIONAL   CORPORATE      PRICE      TOTAL
                       -----------   ------------   -------------   ---------   -----------   ------
                                                       (IN MILLIONS)
Balance at May 27,
  2001...............     $745           $59            $  --         $  --       $   --      $  804
Pillsbury
  transaction........       --            --               --            --        7,669       7,669
                          ----           ---            -----         -----       ------      ------
Balance at May 26,
  2002...............     $745           $59            $  --         $  --       $7,669      $8,473
                          ====           ===            =====         =====       ======      ======

     The Pillsbury acquisition valuation and purchase price allocation has not yet been completed. (See Note Two.) Therefore, all the excess purchase price is currently accounted for in goodwill. When the purchase price allocation is completed, the amount allocated to goodwill will change and the remaining goodwill will be allocated to our operating segments.

                              GENERAL MILLS, INC.

     Intangible asset amortization expense was $13 million, $6 million and $5 million for fiscal 2002, 2001 and 2000, respectively. Excluding amortization for intangible assets acquired as part of the Pillsbury acquisition, estimated amortization expense for the next five fiscal years (in millions) is as follows:
$15 in 2003, $12 in 2004, $11 in 2005, $9 in 2006 and $8 in 2007.

     As of May 26, 2002, a comparison of cost and market values of our marketable securities (which are debt and equity securities) was as follows:

                                                                 MARKET   GROSS   GROSS
                                                          COST   VALUE    GAIN    LOSS
                                                          ----   ------   -----   -----
                                                                  (IN MILLIONS)
Held to maturity:
  Debt securities.......................................  $  3    $  3     $--    $  --
  Equity securities.....................................     2       2      --       --
                                                          ----    ----     ---    -----
     Total..............................................  $  5    $  5     $--    $  --
                                                          ====    ====     ===    =====
Available for sale:
  Debt securities.......................................  $130    $155     $25    $  --
  Equity securities.....................................    --      --      --       --
                                                          ----    ----     ---    -----
     Total..............................................  $130    $155     $25    $  --
                                                          ====    ====     ===    =====

     Realized gains from sales of marketable securities were $15 million, $4 million and $3 million in 2002, 2001 and 2000, respectively. The aggregate unrealized gains and losses on available-for-sale securities, net of tax effects, are classified in Accumulated Other Comprehensive Income within Stockholders' Equity.

     Scheduled maturities of our marketable securities are as follows:

                                                            HELD TO
                                                            MATURITY      AVAILABLE FOR SALE
                                                         --------------   -------------------
                                                                 MARKET              MARKET
                                                         COST    VALUE     COST       VALUE
                                                         -----   ------   -------   ---------
                                                                    (IN MILLIONS)
Under one year (current)...............................  $ --    $  --     $ --       $ --
From 1 to 3 years......................................    --       --       45         52
From 4 to 7 years......................................    --       --        5          5
Over 7 years...........................................     3        3       80         98
Equity securities......................................     2        2       --         --
                                                         -----   -----     ----       ----
  Totals...............................................  $  5    $   5     $130       $155
                                                         =====   =====     ====       ====

                              GENERAL MILLS, INC.

6.  INVENTORIES

     The components of inventories are as follows:

                                                              MAY 26,   MAY 27,
                                                               2002      2001
                                                              -------   -------
                                                                (IN MILLIONS)
Raw materials, work in process and supplies.................  $  234     $129
Finished goods..............................................     753      326
Grain.......................................................      99       94
Reserve for LIFO valuation method...........................     (31)     (30)
                                                              ------     ----
  Total inventories.........................................  $1,055     $519
                                                              ======     ====

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

7.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

     The carrying amounts and fair values of our financial instruments (based on market quotes and interest rates at the balance sheet dates) were as follows:


                                                      MAY 26, 2002        MAY 27, 2001
                                                    -----------------   -----------------
                                                    CARRYING    FAIR    CARRYING    FAIR
                                                     AMOUNT    VALUE     AMOUNT    VALUE
                                                    --------   ------   --------   ------
                                                                (IN MILLIONS)
Assets:
  Cash and cash equivalents.......................   $  975    $  975    $   64    $   64
  Receivables.....................................    1,010     1,010       664       664
  Marketable securities...........................      160       160       187       187
Liabilities:
  Accounts payable................................    1,217     1,217       619       619
  Debt............................................    9,439     9,507     3,428     3,500
Derivatives relating to:
  Debt............................................     (435)     (435)       --      (250)
  Commodities.....................................        9         9        --        (3)
  Foreign currencies..............................       (6)       (6)       --         4


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

                              GENERAL MILLS, INC.

     Each derivative transaction we enter into is designated at inception as a hedge of risks associated with specific assets, liabilities or future commitments, and is monitored to determine if it remains an effective hedge. Effectiveness is based on changes in the derivative's market value or cash flows being highly correlated with changes in market value or cash flows of the underlying hedged item. We do not enter into or hold derivatives for trading or speculative purposes. None of our derivative instruments is excluded from our assessment of hedge effectiveness.

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

     Qualifying derivatives are reported as part of hedge arrangements as follows:

     Cash Flow Hedges -- Gains and losses on these instruments are recorded in Other Comprehensive Income until the underlying transaction is recorded in earnings. When the hedged item is realized, gains or losses are reclassified from Accumulated Other Comprehensive Income to the Consolidated Statements of Earnings on the same line item as the underlying transaction risk. When we issue fixed rate debt, the corresponding interest rate swaps are dedesignated as hedges and the amount related to those swaps within accumulated other comprehensive income will be reclassified into earnings over the life of the interest rate swaps.

     Foreign Exchange Transaction Risk -- The Company is exposed to fluctuations in foreign currency cash flows related primarily to third-party purchases, intercompany product shipments, and intercompany loans. Forward contracts of generally less than 12 months duration are used to hedge some of these risks. Effectiveness is assessed based on changes in forward rates.

     Interest Rate Risk -- The Company is exposed to interest rate volatility with regard to existing variable-rate debt and planned future issuances of fixed-rate debt. The Company uses interest rate swaps, including forward-starting swaps, to reduce interest rate volatility, and to achieve a desired proportion of variable vs. fixed-rate debt, based on current and projected market conditions.

     Variable-to-fixed interest rate swaps are accounted for as cash flow hedges, with effectiveness assessed based on either the hypothetical derivative method or changes in the present value of interest payments on the underlying debt. The amount of hedge ineffectiveness was less than $1 million.

     Price Risk -- The Company is exposed to price fluctuations primarily as a result of anticipated purchases of ingredient and packaging materials. The Company uses a combination of long cash positions with suppliers, exchange-traded futures and option contracts and over-the-counter hedging mechanisms to reduce price fluctuations in a desired percentage of forecasted purchases over a period of generally less than one year. Commodity contracts are accounted for as cash flow hedges, with effectiveness assessed based on changes in futures prices. The amount of hedge ineffectiveness was less than $1 million.

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

                              GENERAL MILLS, INC.

ready liquidity and determinable market values. Neither results of operations nor the year-end positions from our grain merchandising operation were material to the Company's overall results.

     Unrealized losses from cash flow hedges recorded in Accumulated Other Comprehensive Income as of May 26, 2002, totaled $432 million pretax, primarily related to interest rate swaps we entered into in contemplation of future borrowings and other financing requirements (primarily related to the Pillsbury acquisition), which are being reclassified into interest expense over the life of the interest rate hedge. (See Note Eight regarding swaps settled or neutralized.) The estimated net amount of the existing gains and losses in accumulated other comprehensive income as of May 26, 2002 that is expected to be reclassified into earnings within the next twelve months is $171 million.

     Fair Value Hedges -- Fair value hedges involve recognized assets, liabilities or firm commitments as the hedged risks.

     Foreign Exchange Translation Risk -- The Company is exposed to fluctuations in the value of foreign currency investments in subsidiaries and cash flows related primarily to repatriation of these investments. Forward contracts, generally less than 12 months duration, are used to hedge some of these risks. Effectiveness is assessed based on changes in forward rates. Effective gains and losses on these instruments are recorded as a foreign currency translation adjustment in Other Comprehensive Income.

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

     Our net balance sheet exposure consists of the net investment in foreign operations, translated using the exchange rates in effect at the balance sheet date. The components of our net balance sheet exposure by geographic region are as follows:

                                                              MAY 26,   MAY 27,
                                                               2002      2001
                                                              -------   -------
                                                                (IN MILLIONS)
Europe......................................................   $363      $181
North/South America.........................................    248        37
Asia/Other..................................................    101        16
                                                               ----      ----
  Net Balance Sheet Exposure................................   $712      $234
                                                               ====      ====

     Interest Rate Risk -- The Company currently uses interest rate swaps to reduce funding costs associated with certain debt issues and to achieve a desired proportion of variable vs. fixed-rate debt, based on current and projected market conditions.

     Fixed-to-variable interest rate swaps are accounted for as fair value hedges with effectiveness assessed based on changes in the fair value of the underlying debt, using incremental borrowing rates currently available on loans with similar terms and maturities. Effective gains and losses on these derivatives and the underlying hedged items are recorded as interest expense.

                              GENERAL MILLS, INC.

     The following table indicates the types of swaps used to hedge various assets and liabilities, and their weighted average interest rates. Average variable rates are based on rates as of the end of the reporting period. The swap contracts mature during time periods ranging from 2003 to 2014.

                                                        MAY 26, 2002          MAY 27, 2001
                                                     ------------------    ------------------
                                                     ASSET    LIABILITY    ASSET    LIABILITY
                                                     -----    ---------    -----    ---------
                                                                  (IN MILLIONS)
Pay floating swaps -- notional amount..............    --      $2,692        --      $  340
  Average receive rate.............................    --         5.4%       --         7.1%
  Average pay rate.................................    --         1.8%       --         4.0%
Pay fixed swaps -- notional amount.................    --      $6,814        --      $5,766
  Average receive rate.............................    --         1.8%       --         4.1%
  Average pay rate.................................    --         6.4%       --         6.6%
                                                     ====      ======      ====      ======

     The interest rate differential on interest rate swaps used to hedge existing assets and liabilities is recognized as an adjustment of interest expense or income over the term of the agreement.

8.  DEBT

     Notes Payable -- The components of notes payable and their respective weighted average interest rates at the end of the periods are as follows:

                                                    MAY 26, 2002         MAY 27, 2001
                                                 ------------------   ------------------
                                                           WEIGHTED             WEIGHTED
                                                           AVERAGE              AVERAGE
                                                  NOTES    INTEREST    NOTES    INTEREST
                                                 PAYABLE     RATE     PAYABLE     RATE
                                                 -------   --------   -------   --------
                                                              (IN MILLIONS)
U.S. commercial paper..........................  $ 3,288     2.1%     $   733     4.4%
Canadian commercial paper......................       34     2.3           27     4.6
Euro commercial paper..........................      809     2.2          768     4.9
Financial institutions.........................      519     2.1          330     4.4
Amounts reclassified to long-term debt.........   (1,050)     --       (1,000)     --
                                                 -------     ---      -------     ---
  Total Notes Payable..........................  $ 3,600              $   858
                                                 =======     ===      =======     ===

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

     Long-Term Debt -- During fiscal 2002, General Mills filed a Registration Statement with the Securities and Exchange Commission covering the sale of up to $8.0 billion in debt securities. In February 2002, we issued $3.5 billion of notes: $2.0 billion of 6 percent notes due 2012 with an effective interest rate of 7.75 percent; and $1.5 billion of 5 1/8 percent notes due 2007 with an effective interest rate of 5.90 percent. Interest is payable semiannually on February 15 and August 15, beginning August 15, 2002. Proceeds from the notes were used to repay short-term debt incurred in connection with the Pillsbury

                              GENERAL MILLS, INC.

acquisition. Following the February offering, $4.5 billion remains available under the Registration Statement for future use.

     In anticipation of the Pillsbury acquisition and other financing needs, we entered into interest rate swap contracts during fiscal 2001 and fiscal 2002 totaling $7.1 billion to attempt to lock in our interest rate on associated debt. In September 2001, $100 million of these swaps expired. In connection with the February notes offering, we closed out $3.5 billion of these swaps. The notional amount of the swaps settled for cash totaled $1.1 billion and the net cash payment was $13 million. The notional amount of the swaps that were neutralized with offsetting swaps totaled $2.4 billion. These swaps had been designated as cash flow hedges. Therefore, the mark-to-market value for these swaps has been recorded in Other Comprehensive Income. The amount currently recorded in Accumulated Other Comprehensive Income ($242 million pretax) will be reclassified to interest expense over the lives of the swap contracts (primarily five to 10 years). The remaining $3.5 billion of these interest rate swap contracts continue to fix our interest rate on certain of our notes payable, primarily our commercial paper program.

                                                              MAY 26,   MAY 27,
                                                               2002      2001
                                                              -------   -------
                                                                (IN MILLIONS)
6% notes due 2012...........................................  $2,000    $   --
5 1/8% notes due 2007.......................................   1,500        --
Medium-term notes, 4.8% to 9.1%, due 2003 to 2078...........     922     1,274
7.0% notes due Sept. 15, 2004...............................     150       157
Zero coupon notes, yield 11.1%, $261 due Aug. 15, 2013......      78        70
Zero coupon notes, yield 11.7%, $54 due Aug. 15, 2004.......      42        38
8.2% ESOP loan guaranty, due through June 30, 2007..........      21        30
Notes payable, reclassified.................................   1,050     1,000
Other.......................................................      76         1
                                                              ------    ------
                                                               5,839     2,570
Less amounts due within one year............................    (248)     (349)
                                                              ------    ------
  Total Long-term Debt......................................  $5,591    $2,221
                                                              ======    ======

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

                              GENERAL MILLS, INC.

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

                              GENERAL MILLS, INC.

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

                              GENERAL MILLS, INC.

     The following table provides details of Other Comprehensive Income:

                                                                                 OTHER
                                                                       TAX      COMPRE-
                                                           PRETAX   (EXPENSE)   HENSIVE
                                                           CHANGE    BENEFIT    INCOME
                                                           ------   ---------   -------
                                                                  (IN MILLIONS)
Fiscal year ended May 28, 2000
  Foreign currency translation...........................  $ (25)     $  3       $ (22)
  Minimum pension liability..............................      1        --           1
  Other fair value changes:
     Securities..........................................    (13)        5          (8)
                                                           -----      ----       -----
Other Comprehensive Income...............................  $ (37)     $  8       $ (29)
                                                           =====      ====       =====
Fiscal year ended May 27, 2001
  Foreign currency translation...........................  $  (8)     $  1       $  (7)
  Minimum pension liability..............................     (8)        3          (5)
  Other fair value changes:
     Securities..........................................      8        (3)          5
                                                           -----      ----       -----
Other Comprehensive Income...............................  $  (8)     $  1       $  (7)
                                                           =====      ====       =====
Fiscal year ended May 26, 2002
  Foreign currency translation...........................  $  (4)     $ --       $  (4)
  Minimum pension liability..............................      7        (3)          4
  Other fair value changes:
     Securities..........................................     (3)        1          (2)
     Hedge derivatives...................................   (343)      127        (216)
  Reclassification to earnings:
     Securities..........................................    (15)        6          (9)
     Hedge derivatives...................................    163       (61)        102
  Cumulative effect of adopting SFAS No. 133.............   (251)       93        (158)
                                                           -----      ----       -----
Other Comprehensive Income...............................  $(446)     $163       $(283)
                                                           =====      ====       =====

     Except for reclassification to earnings, changes in Other Comprehensive Income are primarily noncash items.

     Accumulated Other Comprehensive Income balances were as follows:

                                                              MAY 26,   MAY 27,
                                                               2002      2001
                                                              -------   -------
                                                                (IN MILLIONS)
Foreign currency translation adjustments....................   $(113)    $(109)
Unrealized gain (loss) from:
  Securities................................................      16        27
  Hedge derivatives.........................................    (272)       --
Pension plan minimum liability..............................      (7)      (11)
                                                               -----     -----
Accumulated Other Comprehensive Income......................   $(376)    $ (93)
                                                               =====     =====

                              GENERAL MILLS, INC.

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

     The 1988 plan permitted the granting of performance units corresponding to stock options granted. The value of performance units was determined by return on equity and growth in earnings per share measured against preset goals over three-year performance periods. For seven years after a performance period, holders may elect to receive the value of performance units (with interest) as an alternative to exercising corresponding stock options. On May 26, 2002, there were 48,614 options outstanding with corresponding performance unit accounts. The value of these options exceeded the value of the performance unit accounts. We will not incur any additional compensation expense in connection with these performance units.

                              GENERAL MILLS, INC.

     The following table contains information on stock option activity. Approximately 33 percent of the options outstanding at May 26, 2002, were granted under the Salary Replacement Option and Deposit Stock Option Plans, both of which have been discontinued.

                                                          WEIGHTED                  WEIGHTED
                                                           AVERAGE                   AVERAGE
                                                          EXERCISE                  EXERCISE
                                              OPTIONS     PRICE PER     OPTIONS     PRICE PER
                                            EXERCISABLE     SHARE     OUTSTANDING     SHARE
                                            -----------   ---------   -----------   ---------
                                            (THOUSANDS)               (THOUSANDS)
Balance at May 30, 1999...................    24,232       $25.05       53,076       $28.17
  Granted.................................                              11,445        37.49
  Exercised...............................                              (5,679)       21.82
  Expired.................................                                (552)       33.42
                                              ------       ------       ------       ------
Balance at May 28, 2000...................    25,412        26.40       58,290        30.57
  Granted.................................                              11,600        38.07
  Exercised...............................                              (5,651)       24.60
  Expired.................................                                (741)       35.98
                                              ------       ------       ------       ------
Balance at May 27, 2001...................    27,724        27.79       63,498        32.40
  Granted.................................                              14,567        48.17
  Exercised...............................                              (6,569)       27.64
  Expired.................................                                (421)       39.44
                                              ------       ------       ------       ------
Balance at May 26, 2002...................    30,149       $29.18       71,075       $36.03
                                              ======       ======       ======       ======

     The following table provides information regarding options exercisable and outstanding as of May 26, 2002:

                                                 WEIGHTED                  WEIGHTED     WEIGHTED
                                                  AVERAGE                   AVERAGE      AVERAGE
                                                 EXERCISE                  EXERCISE     REMAINING
                                     OPTIONS     PRICE PER     OPTIONS     PRICE PER   CONTRACTUAL
RANGE OF EXERCISE PRICE PER SHARE  EXERCISABLE     SHARE     OUTSTANDING     SHARE        LIFE
---------------------------------  -----------   ---------   -----------   ---------   -----------
                                   (THOUSANDS)               (THOUSANDS)                 (YEARS)
Under $25.......................      4,976       $22.61        4,982       $22.61        2.26
$25-$30.........................     12,392        26.46       12,401        26.47        2.53
$30-$35.........................      9,822        32.24       19,836        33.28        6.65
$35-$40.........................        173        36.96        8,464        37.43        6.25
Over $40........................      2,786        41.77       25,392        45.02        8.91
                                     ------       ------       ------       ------        ----
                                     30,149       $29.18       71,075       $36.03        6.38
                                     ======       ======       ======       ======        ====

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

                              GENERAL MILLS, INC.

granted in 2002, 2001 and 2000 were estimated as $11.77, $8.78 and $8.89, respectively, using the Black-Scholes option-pricing model with the following weighted average assumptions:


                                                            2002      2001      2000
                                                           -------   -------   -------
Risk-free interest rate..................................     5.1%      5.6%      6.3%
Expected life............................................  7 years   7 years   7 years
Expected volatility......................................      20%       20%       18%
Expected dividend growth rate............................       8%        8%        8%


     The Black-Scholes model requires the input of highly subjective assumptions and may not provide a reliable measure of fair value.

12.  EARNINGS PER SHARE

     Basic and diluted earnings per share (EPS) were calculated using the following:

                                                                 FISCAL YEAR
                                                              ------------------
                                                              2002   2001   2000
                                                              ----   ----   ----
                                                                (IN MILLIONS)
Net earnings................................................  $458   $665   $614
                                                              ----   ----   ----
Average number of common shares -- basic EPS................   331    284    299
                                                              ----   ----   ----
Incremental share effect from:
  Stock options.............................................    11      8      8
  Restricted stock, stock rights and puts...................    --     --     --
                                                              ----   ----   ----
Average number of common shares -- diluted EPS..............   342    292    307
                                                              ====   ====   ====

     The diluted EPS calculation does not include 4 million, 8 million and 9 million average anti-dilutive stock options, nor does it include 13 million, 15 million and 8 million average anti-dilutive put options in 2002, 2001 and 2000, respectively.

13.  INTEREST EXPENSE

     The components of net interest expense are as follows:

                                                                 FISCAL YEAR
                                                              ------------------
                                                              2002   2001   2000
                                                              ----   ----   ----
                                                                (IN MILLIONS)
Interest expense............................................  $445   $223   $168
Capitalized interest........................................    (3)    (2)    (2)
Interest income.............................................   (26)   (15)   (14)
                                                              ----   ----   ----
  Interest, net.............................................  $416   $206   $152
                                                              ====   ====   ====

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

                              GENERAL MILLS, INC.

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

                              GENERAL MILLS, INC.

     Reconciliation of the funded status of the plans and the amounts included in the balance sheet are as follows:

                                                                         POSTRETIREMENT
                                                        PENSION PLANS    BENEFIT PLANS
                                                       ---------------   --------------
                                                        2002     2001     2002    2001
                                                       ------   ------   ------   -----
                                                                (IN MILLIONS)
Fair Value of Plan Assets
  Beginning fair value...............................  $1,606   $1,578   $ 237    $230
  Actual return on assets............................      (2)      83     (10)     (2)
  Acquisition........................................   1,167       --      --      --
  Company contributions..............................       7       11      29      28
  Plan participant contributions.....................      --       --       5       2
  Benefits paid from plan assets.....................    (107)     (66)    (28)    (21)
                                                       ------   ------   -----    ----
Ending Fair Value....................................  $2,671   $1,606   $ 233    $237
                                                       ======   ======   =====    ====
Projected Benefit Obligation
  Beginning obligations..............................  $1,077   $  958   $ 286    $231
  Service cost.......................................      34       18      11       6
  Interest cost......................................     122       79      33      21
  Plan amendment.....................................      21        1     (13)     --
  Curtailment........................................       5       --       2      --
  Plan participant contributions.....................      --       --       5       2
  Actuarial loss (gain)..............................     (15)      87      72      42
  Acquisition........................................     963       --     248      --
  Actual benefits paid...............................    (107)     (66)    (33)    (16)
                                                       ------   ------   -----    ----
Ending Obligations...................................  $2,100   $1,077   $ 611    $286
                                                       ======   ======   =====    ====
Funded Status of Plans...............................  $  571   $  529   $(378)   $(49)
                                                       ------   ------   -----    ----
  Unrecognized actuarial loss........................     334      106     154      59
  Unrecognized prior service costs (credits).........      49       36     (17)     (5)
  Unrecognized transition asset......................      (3)     (18)     --      --
                                                       ------   ------   -----    ----
Net Amount Recognized................................  $  951   $  653   $(241)   $  5
                                                       ======   ======   =====    ====
Amounts Recognized on Balance Sheets
  Prepaid asset......................................  $1,001   $  677   $  82    $ 75
  Accrued liability..................................     (62)     (44)   (323)    (70)
  Intangible asset...................................      --        1      --      --
  Minimum liability adjustment in equity.............      12       19
                                                       ------   ------   -----    ----
Net Amount Recognized................................  $  951   $  653   $(241)   $  5
                                                       ======   ======   =====    ====

                              GENERAL MILLS, INC.

     Plans with obligations in excess of plan assets:


                                                                            POSTRETIREMENT
                                                           PENSION PLANS     BENEFIT PLANS
                                                           --------------   ---------------
                                                           2002     2001     2002     2001
                                                           -----    -----   ------   ------
                                                                    (IN MILLIONS)
Accumulated benefit obligation...........................   $71      $44     $466     $166
Plan assets at fair value................................     9       --       45       41


     Assumptions as of year-end are:


                                                                             POSTRETIREMENT
                                                             PENSION PLANS    BENEFIT PLANS
                                                             -------------   ---------------
                                                             2002    2001     2002     2001
                                                             -----   -----   ------   ------
Discount rate..............................................  7.50%   7.75%    7.50%    7.75%
Rate of return on plan assets..............................  10.4    10.4     10.0     10.0
Salary increases...........................................   4.4     4.4       --       --
Annual increase in cost of benefits........................    --      --      8.3      6.6


     The annual increase in cost of postretirement benefits is assumed to decrease gradually in future years, reaching an ultimate rate of 5.2 percent in the year 2007.

     Components of net benefit (income) or expense each year are as follows:

                                                                    POSTRETIREMENT
                                              PENSION PLANS         BENEFIT PLANS
                                          ---------------------   ------------------
                                          2002    2001    2000    2002   2001   2000
                                          -----   -----   -----   ----   ----   ----
                                                        (IN MILLIONS)
Service cost............................  $  34   $  18   $  20   $11    $  6   $  6
Interest cost...........................    122      79      69    33      21     17
Expected return on plan assets..........   (241)   (159)   (142)  (23)    (23)   (22)
Amortization of transition asset........    (15)    (15)    (14)   --      --     --
Amortization of (gains) losses..........      2       2       1     3       1      1
Amortization of prior service costs
  (credits).............................      8       6       6    (1)     (2)    (2)
Settlement or curtailment losses........      5      --      --     2      --     --
                                          -----   -----   -----   ---    ----   ----
  Net (income) expense..................  $ (85)  $ (69)  $ (60)  $25    $  3   $ --
                                          =====   =====   =====   ===    ====   ====

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

                              GENERAL MILLS, INC.

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

     The number of shares of Company common stock in the ESOP is summarized as follows:

                                                               MAY 26, 2002      MAY 27, 2001
                                                              ---------------   ---------------
                                                                    (NUMBER OF SHARES, IN
                                                                         THOUSANDS)
Unreleased shares...........................................       1,170             1,652
Committed to be allocated...................................          15                24
Allocated to participants...................................       5,500             5,680
                                                                   -----             -----
  Total shares..............................................       6,685             7,356
                                                                   =====             =====

15.  PROFIT-SHARING PLAN

     The Executive Incentive Plan provides incentives to key employees who have the greatest potential to contribute to current earnings and successful future operations. All employees at the level of vice president and above participate in the plan. These awards are approved by the Compensation Committee of the Board of Directors, which consists solely of independent, outside directors. Awards are based on performance against pre-established goals approved by the Committee. Profit-sharing expense was $11 million, $12 million and $10 million in 2002, 2001 and 2000, respectively.

                              GENERAL MILLS, INC.

16.  INCOME TAXES

     The components of earnings before income taxes and earnings of joint ventures and the corresponding income taxes thereon are as follows:

                                                                 FISCAL YEAR
                                                              ------------------
                                                              2002   2001   2000
                                                              ----   ----   ----
                                                                (IN MILLIONS)
Earnings before income taxes:
  U.S. .....................................................  $653   $991   $919
  Foreign...................................................    14      7     28
                                                              ----   ----   ----
       Total earnings before income taxes...................  $667   $998   $947
                                                              ----   ----   ----
Income taxes:
  Current:
     Federal................................................  $127   $283   $280
     State and local........................................     8     20     14
     Foreign................................................    11     (2)    (2)
                                                              ----   ----   ----
       Total current........................................   146    301    292
                                                              ----   ----   ----
  Deferred:
     Federal................................................    84     42     44
     State and local........................................    15      5     (5)
     Foreign................................................    (6)     2      5
                                                              ----   ----   ----
       Total deferred.......................................    93     49     44
                                                              ----   ----   ----
          Total Income Taxes................................  $239   $350   $336
                                                              ====   ====   ====

     During 2002, 2001 and 2000, we paid income taxes of $196 million, $231 million and $284 million, respectively.

     In fiscal 1982 and 1983 we purchased certain income tax items from other companies through tax lease transactions. Total current income taxes charged to earnings reflect the amounts attributable to operations and have not been materially affected by these tax leases. Actual current taxes payable relating to 2002, 2001 and 2000 operations were increased by approximately $3 million, $16 million and $22 million, respectively, due to the current effect of tax leases. These tax payments do not affect taxes for statement of earnings purposes since they repay tax benefits realized in prior years. The repayment liability is classified as Deferred Income Taxes -- Tax Leases.

     The following table reconciles the U.S. statutory income tax rate with the effective income tax rate:

                                                                 FISCAL YEAR
                                                              ------------------
                                                              2002   2001   2000
                                                              ----   ----   ----
U.S. statutory rate.........................................  35.0%  35.0%  35.0%
                                                              ----   ----   ----
State and local income taxes, net of federal tax benefits...   2.3    1.6    1.3
Other, net..................................................  (1.5)  (1.6)   (.8)
                                                              ----   ----   ----
  Effective Income Tax Rate.................................  35.8%  35.0%  35.5%
                                                              ====   ====   ====

                              GENERAL MILLS, INC.

     The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

                                                               MAY 26, 2002      MAY 27, 2001
                                                              ---------------   ---------------
                                                                        (IN MILLIONS)
Accrued liabilities.........................................       $106              $ 65
Unusual charges.............................................        104                 9
Compensation and employee benefits..........................        111                73
Unrealized hedge losses.....................................        163                --
Tax credit carryforwards....................................         51                 8
Other.......................................................         23                14
                                                                   ----              ----
  Gross deferred tax assets.................................        558               169
                                                                   ----              ----
Depreciation................................................        281               134
Prepaid pension asset.......................................        289               255
Intangible assets...........................................         22                10
Other.......................................................         51                54
                                                                   ----              ----
  Gross deferred tax liabilities............................        643               453
                                                                   ----              ----
Valuation allowance.........................................         10                 3
                                                                   ----              ----
  Net Deferred Tax Liability................................       $ 95              $287
                                                                   ====              ====

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

17.  LEASES AND OTHER COMMITMENTS

     An analysis of rent expense by property leased follows:

                                                                 FISCAL YEAR
                                                              ------------------
                                                              2002   2001   2000
                                                              ----   ----   ----
                                                                (IN MILLIONS)
Warehouse space.............................................  $26    $25    $24
Equipment...................................................   23     11      8
Other.......................................................   19      7      7
                                                              ---    ---    ---
  Total Rent Expense........................................  $68    $43    $39
                                                              ===    ===    ===

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

                              GENERAL MILLS, INC.

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


     Management reviews operating results to evaluate segment performance. Operating profit for the reportable segments excludes general corporate items and restructuring and other exit costs. Interest expense and income taxes are centrally managed at the corporate level and, therefore, are not allocated to segments since they are excluded from the measure of segment profitability reviewed by the Company's management. Under our supply chain organization, our manufacturing, warehouse, distribution and sales activities are substantially integrated across our operations in order to maximize efficiency and productivity. As a result, fixed assets, capital expenditures for long-lived assets, and depreciation and amortization expenses are not maintained nor available by operating segment.

                              GENERAL MILLS, INC.

     The measurement of operating segment results is generally consistent with the presentation of the consolidated statements of earnings. Intercompany transactions between reportable operating segments were not material in the periods presented.


                                                                   FISCAL YEAR
                                                             ------------------------
                                                              2002     2001     2000
                                                             ------   ------   ------
                                                                  (IN MILLIONS)
Net Sales:
  U.S. Retail..............................................  $6,143   $4,790   $4,560
  Bakeries and Foodservice.................................   1,028      397      355
  International............................................     778      263      258
                                                             ------   ------   ------
     Total.................................................  $7,949   $5,450   $5,173
                                                             ======   ======   ======
Operating Profit
  U.S. Retail..............................................  $1,066   $1,057   $1,013
  Bakeries and Foodservice.................................     146       91       81
  International............................................      45       17       18
                                                             ------   ------   ------
     Total.................................................   1,257    1,165    1,112
  Unallocated corporate income (expense)...................     (40)      51      (13)
  Restructuring and other exit costs.......................    (134)     (12)      --
  Interest, net............................................    (416)    (206)    (152)
                                                             ------   ------   ------
     Earnings before taxes and earnings from Joint
       Ventures............................................     667      998      947
Income Taxes...............................................     239      350      336
Earnings from Joint Ventures...............................      33       17        3
                                                             ------   ------   ------
Earnings before cumulative effect of change in accounting
  principle................................................     461      665      614
Cumulative effect of change in accounting principle........      (3)      --       --
                                                             ------   ------   ------
Net Earnings...............................................  $  458   $  665   $  614
                                                             ======   ======   ======

                              GENERAL MILLS, INC.

     The following table provides net sales information for our primary product categories:

                                                                   FISCAL YEAR
                                                             ------------------------
                                                              2002     2001     2000
                                                             ------   ------   ------
                                                                  (IN MILLIONS)
Product Categories:
  U.S. Retail:
     Big G Cereals.........................................  $1,866   $1,963   $1,986
     Meals.................................................   1,161      580      555
     Pillsbury USA.........................................     793       --       --
     Baking Products.......................................     786      824      804
     Snacks................................................     722      711      630
     Yogurt/Health Ventures/Other..........................     815      712      585
                                                             ------   ------   ------
       Total U.S. Retail...................................   6,143    4,790    4,560
                                                             ------   ------   ------
  Bakeries and Foodservice.................................   1,028      397      355
                                                             ------   ------   ------
  International:
     Canada................................................     283      177      178
     Rest of World.........................................     495       86       80
                                                             ------   ------   ------
       Total International.................................     778      263      258
                                                             ------   ------   ------
          Consolidated Total...............................  $7,949   $5,450   $5,173
                                                             ======   ======   ======

     The following table provides earnings information for our joint venture activities by operating segment:

                                                                  FISCAL YEAR
                                                              -------------------
                                                              2002   2001   2000
                                                              ----   ----   -----
                                                                 (IN MILLIONS)
Earnings (Loss) After Tax:
  U.S. Retail...............................................  $(6)   $--    $  --
  International.............................................   39     17        3
                                                              ---    ---    -----
     Total..................................................  $33    $17    $   3
                                                              ===    ===    =====

     The following table provides financial information by geographic area:

                                                                   FISCAL YEAR
                                                             ------------------------
                                                              2002     2001     2000
                                                             ------   ------   ------
                                                                  (IN MILLIONS)
Net sales:
  U.S. ....................................................  $7,139   $5,187   $4,915
  Non-U.S. ................................................     810      263      258
                                                             ------   ------   ------
     Consolidated Total....................................  $7,949   $5,450   $5,173
                                                             ======   ======   ======
Long-lived assets:
  U.S. ....................................................  $2,549   $1,488   $1,395
  Non-U.S. ................................................     215       13       10
                                                             ------   ------   ------
     Consolidated Total....................................  $2,764   $1,501   $1,405
                                                             ======   ======   ======

                              GENERAL MILLS, INC.

19.  QUARTERLY DATA (UNAUDITED)

     Summarized quarterly data for 2002 and 2001 follows:


                                      FIRST QUARTER    SECOND QUARTER     THIRD QUARTER    FOURTH QUARTER
                                     ---------------   ---------------   ---------------   ---------------
                                      2002     2001     2002     2001     2002     2001     2002     2001
                                     ------   ------   ------   ------   ------   ------   ------   ------
                                           (IN MILLIONS, EXCEPT PER SHARE AND MARKET PRICE AMOUNTS)
Net sales..........................  $1,404   $1,306   $1,842   $1,500   $2,379   $1,323   $2,324   $1,321
Gross profit.......................     680      653      802      747      881      615      815      594
Earnings before cumulative effect
  of change in accounting
  principle........................     191      159      131      203       82      157       57      146
Net earnings.......................     188      159      131      203       82      157       57      146
Earnings per share before
  cumulative effect of change in
  accounting principle:
  Basic............................     .67      .56      .43      .72      .23      .55      .16      .51
  Diluted..........................     .65      .55      .41      .70      .22      .54      .15      .50
Net earnings per share:
  Basic............................     .66      .56      .43      .72      .23      .55      .16      .51
  Diluted..........................     .64      .55      .41      .70      .22      .54      .15      .50
Dividends per share................    .275     .275     .275     .275     .275     .275     .275     .275
Market price of common stock:
  High.............................   45.36    41.75    51.16    43.44    52.86    45.40    50.39    46.35
  Low..............................   42.05    32.13    42.50    31.38    43.22    38.75    41.61    37.26